Filed Pursuant to Rule 424(b)(3)
Registrant No. 333-225395

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

On March 28, 2018, Renasant Corporation (“Renasant”) and Brand Group Holdings, Inc. (“Brand”) announced the execution of an agreement and plan of merger pursuant to which Brand will merge with and into Renasant, with Renasant continuing as the surviving corporation (the “merger”). Immediately following the merger, The Brand Banking Company, Brand’s wholly-owned subsidiary, will merge with and into Renasant Bank, Renasant’s wholly-owned subsidiary, with Renasant Bank continuing as the surviving bank corporation. The combined company, which will retain the Renasant name, will have approximately $12.9 billion in assets and operate over 160 branches across Mississippi, Tennessee, Alabama, Georgia and Florida. We are sending you this proxy statement/prospectus to invite you to attend a special meeting of shareholders being held by Brand to consider the merger agreement that Brand has entered into with Renasant, and to ask you to vote in favor of the approval of the merger agreement.

If the merger is completed, holders of Brand common stock, no par value per share, will be entitled to receive a combination of (1) shares of Renasant common stock, par value $5.00 per share, subject to the payment of cash in lieu of fractional shares, and (2) cash as merger consideration for each share of Brand common stock held immediately prior to the merger. As described in more detail in the proxy statement/prospectus, the number of shares of Renasant common stock and the amount of cash that Brand shareholders will receive for their shares of Brand common stock is subject to downward adjustment from the amounts set forth in the merger agreement. The extent of the adjustment is based on the aggregate proceeds Brand receives in the resolution of certain “Special Assets” held by Brand as of the date the parties executed the merger agreement. As of the date of this proxy statement/prospectus, $24.0 million of the $54.8 million of Special Assets has resolved, and Brand has agreed in principle to sell the remaining Special Assets. Assuming the remaining Special Assets are sold pursuant to this agreement, holders of Brand common stock will receive a combination of (1)31.78 shares of Renasant common stock, subject to the payment of cash in lieu of fractional shares, and (2) $74.72 in cash for each share of Brand common stock held immediately prior to the merger (if the sale pursuant to this agreement is not completed and the remaining Special Assets are not otherwise resolved prior to the deadline therefor, then the per share merger consideration will be (1) 30.56 shares of Renasant common stock and (2) $71.60 in cash). The market value of the Renasant common stock Brand shareholders will receive in the merger will fluctuate depending on changes in the market price of Renasant common stock and will not be known at the time Brand shareholders vote on the merger. Based on the closing price of Renasant’s common stock on the NASDAQ Global Select Market, or Nasdaq, as of March 27, 2018, the merger consideration represented approximately $1,447 in value for each share of Brand common stock. Based on Renasant’s closing price on June 20, 2018 of $48.10 per share, the merger consideration represents approximately $1,603 in value for each share of Brand common stock. Based on a 31.78 exchange ratio and the number of shares of Brand common stock outstanding as of June 20, 2018, the maximum number of shares of Renasant common stock issuable in the merger is approximately 9,460,000 shares. We urge you to obtain a current market quotation for Renasant (trading symbol “RNST”) on Nasdaq. Brand’s common stock is not listed or traded on any established securities exchange or quotation system.

The merger will be treated as a “reorganization” within the meaning of 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). As a result, a Brand shareholder generally will recognize gain, but not loss, in an amount equal to the lesser of: (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Renasant common stock received pursuant to the merger

This proxy statement/prospectus is dated June 26, 2018, and it is first being mailed or otherwise delivered to Brand shareholders, along with the enclosed form of proxy card, on or about June 27, 2018.

over that holder’s adjusted tax basis in its shares of Brand common stock surrendered); and (2) the amount of cash received pursuant to the merger. Further, a Brand shareholder generally will recognize gain or loss with respect to cash received in lieu of a fractional share of Renasant common stock that the Brand shareholder would otherwise be entitled to receive.

At the special meeting of Brand shareholders to be held on July 26, 2018 at 3328 Peachtree Road, Suite 400, Atlanta, Georgia 30326, holders of Brand common stock will be asked to vote to approve the agreement and plan of merger and the transactions contemplated by the agreement and plan of merger, including the merger. Your vote is very important. Approval of the agreement and plan of merger and the transactions contemplated by the agreement and plan of merger requires the affirmative vote of the holders of a majority of the outstanding shares of Brand common stock entitled to vote. Regardless of whether or not you plan to attend the special meeting, please take the time to vote your shares in accordance with the instructions contained in this proxy statement/prospectus. Failing to vote will have the same effect as voting against the merger.

At the special meeting, in addition to voting to approve the merger agreement, Brand shareholders will be asked to approve, in two separate proposals, certain payments to be made to Bartow Morgan, Jr., Robert L. Cochran and Richard A. Fairey if the merger is completed, so that these payments are not subject to Section 280G of the Code (these proposals are referred to as the “280G proposals”). You will also be asked to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger agreement or either of the 280G proposals.

The Brand board of directors unanimously recommends that Brand shareholders vote “FOR” the approval of the agreement and plan of merger, “FOR” the approval of each 280G proposal (although Mr. Morgan has abstained from the recommendation with respect to the 280G proposals due to his conflicting interest), and “FOR” the approval of the proposal to adjourn the special meeting, if necessary or appropriate.

This proxy statement/prospectus, which serves as a proxy statement for the special meeting of Brand shareholders and a prospectus for the shares of Renasant common stock to be issued in the merger to Brand shareholders, describes the special meeting, the merger, the documents related to the merger and other related matters. Please carefully read this entire proxy statement/prospectus, including “Risk Factors” beginning on page 25 for a discussion of the risks relating to the proposed merger and owning Renasant common stock after the merger. You also can obtain information about Renasant from documents that Renasant has filed with the Securities and Exchange Commission.

If you have any questions concerning the merger, Brand shareholders should contact the undersigned by telephone at (770) 963-9224.

Bartow Morgan, Jr.
Chief Executive Officer
Brand Group Holdings, Inc.

Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, nor any state securities commission or other bank regulatory agency has approved or disapproved of the merger or the Renasant common stock to be issued under this proxy statement/prospectus or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The shares of Renasant common stock to be issued in the merger are not savings or deposit accounts or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To be held on July 26, 2018

To the shareholders of Brand Group Holdings, Inc.:

On July 26, 2018, Brand Group Holdings, Inc. (“Brand”) will hold a Special Meeting of Shareholders at 3328 Peachtree Road, Suite 400, Atlanta, Georgia 30326 at 10:00 a.m., local time, to consider and vote upon the following matters:

•	a proposal to approve the Agreement and Plan of Merger, dated as of March 28, 2018, by and among Renasant Corporation (“Renasant”), Renasant Bank, Brand and The Brand Banking Company, as it may be amended from time to time (the “merger agreement”), pursuant to which Brand will merge with and into Renasant as more fully described in the attached proxy statement/prospectus, which we refer to as the “merger proposal”;

•	a proposal to approve the payments that Bartow Morgan, Jr. is entitled to receive from Brand upon the completion of the merger pursuant to his employment agreement and other compensatory arrangements with Brand so as to render the “parachute payment” provisions of Section 280G of the Internal Revenue Code of 1986, as amended (“Section 280G”), inapplicable to such payments, which we refer to as the “Morgan 280G proposal”;

•	a proposal to approve the payments that each of Robert L. Cochran and Richard A. Fairey are entitled to receive from Brand upon the completion of the merger pursuant to their respective employment agreements and other compensatory arrangements with Brand so as to render the parachute payment provisions of Section 280G inapplicable to such payments, which we refer to as the “Cochran/Fairey 280G proposal”;

•	a proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the merger proposal, the Morgan 280G proposal and/or the Cochran/Fairey 280G proposal, which we refer to as the “adjournment proposal”; and

•	any other business properly brought before the special meeting or any adjournment or postponement thereof.

The Brand board of directors has fixed the close of business on June 22, 2018 as the record date for the special meeting. Only Brand shareholders of record at that time are entitled to notice of and to vote at the special meeting or any adjournment or postponement of the special meeting. Approval of the merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Brand common stock. Approval of each of the Morgan 280G proposal and the Cochran/Fairey 280G proposal requires the affirmative vote of holders of more than 75% of the outstanding shares of Brand common stock, excluding shares held by “disqualified individuals,” as defined under Section 280G (referring to Messrs. Morgan, Cochran and Fairey) and their related shareholders (collectively, “ineligible shareholders”). Approval of the 280G proposals is not a condition to the merger. IF YOU ARE AN “INELIGIBLE SHAREHOLDER,” A SEPARATE NOTICE OF YOUR STATUS HAS BEEN DELIVERED TO YOU AT THE SAME TIME AS THE DELIVERY TO YOU OF THIS PROXY STATEMENT/PROSPECTUS. AS AN INELIGIBLE SHAREHOLDER, YOUR VOTE (WHETHER IN FAVOR OR IN OPPOSITION) ON EACH OF THE 280G PROPOSALS WILL BE DISREGARDED. The adjournment proposal will be approved if a majority of the shares represented, in person or by proxy, at the special meeting and entitled to vote are voted in favor of the proposal.

Your vote is very important. We cannot complete the merger unless Brand’s shareholders approve the merger proposal. Whether or not you plan to attend the special meeting, please mail your proxy with voting instructions as soon as possible. To mail your proxy, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, postage-paid envelope. This will not prevent you from voting in person if you are the holder of record of your Brand common stock or have a broker representation letter from the record owner of such shares, but it will help to secure a quorum and avoid added solicitation costs. Any holder of record of Brand common stock who is present at the special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before the special meeting in the manner described in the accompanying proxy statement/prospectus.

The attached proxy statement/prospectus provides a detailed description of the special meeting, the merger, the Morgan 280G proposal, the Cochran/Fairey 280G proposal, the merger agreement and the other documents related to the merger, and related matters, and includes the complete text of the merger agreement as Annex A. We urge you to read the attached materials carefully for a complete description of the merger agreement and the merger. The accompanying proxy statement/prospectus forms a part of this notice.

Brand shareholders are entitled to “dissenters’ rights” under Georgia law. If you wish, you may exercise these dissenters’ rights and obtain a cash payment for the “fair value” of your shares rather than receive the merger consideration described in this proxy statement/prospectus. To exercise dissenters’ rights, you must not vote in favor of the adoption and approval of the merger agreement, and you must strictly comply with all of the other applicable requirements of the Georgia dissenters’ rights statute, which are summarized in the accompanying proxy statement/prospectus under the heading “The Merger–Dissenters’ Rights.” In addition, a copy of the Georgia statute governing dissenters’ rights is attached as Annex C to this proxy statement/prospectus.

The Brand board of directors has unanimously adopted and approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of Brand and its shareholders. The Brand board of directors, other than Mr. Morgan, has also determined that each of the Morgan 280G proposal and the Cochran/Fairey 280G proposal is advisable and in the best interests of Brand and its shareholders. The Brand board of directors unanimously recommends that Brand shareholders vote “FOR” the merger proposal, “FOR” the Morgan 280G proposal, “FOR” the Cochran/Fairey 280G proposal and “FOR” the adjournment proposal. On account of his conflicting interest, Mr. Morgan abstained from the board’s deliberations and recommendations with respect to the Morgan 280G proposal and the Cochran/Fairey 280G proposal.

By Order of the Board of Directors,

Date: June 26, 2018	Michael J. Coles
Chairman of the Board of Directors

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Annex A	Agreement and Plan of Merger dated as of March 28, 2018 by and among Renasant Corporation, Renasant Bank, Brand Group Holdings, Inc. and The Brand Banking Company
Annex B	Opinion of Evercore Group L.L.C.
Annex C	Article 13 of the Georgia Business Corporation Code
Annex D	Brand Group Holdings, Inc. and Subsidiaries Audited Consolidated Financial Statements as of and for the Years Ended December 31, 2017 and 2016
Annex E	Brand Group Holdings, Inc. and Subsidiaries Audited Consolidated Financial Statements as of and for the Years Ended December 31, 2016 and 2015
Annex F	Brand Group Holdings, Inc. and Subsidiaries Audited Consolidated Financial Statements as of and for the Years Ended December 31, 2015 and 2014
Annex G	Brand Group Holdings, Inc. and Subsidiaries Unaudited Consolidated Financial Statements as of and for the Quarter Ended March 31, 2018

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ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Renasant from documents that Renasant has filed with the Securities and Exchange Commission (the “SEC”) that has not been included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference into this proxy statement/prospectus by requesting them from Renasant in writing or by telephone or email at the following address:

Renasant Corporation
209 Troy Street
Tupelo, Mississippi 38804-4827
Attn:	Kevin D. Chapman
Chief Financial and Operating Officer
Phone: (662) 680-1450
Email: KChapman@renasant.com

You will not be charged for any of these documents that you request. IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO PRIOR TO JULY 19, 2018 IN ORDER TO RECEIVE THEM BEFORE THE SPECIAL MEETING.

You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to provide you with any different or inconsistent information. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This proxy statement/prospectus may be used only for the purpose for which it has been prepared.

This proxy statement/prospectus is dated June 26, 2018, and you should assume that the information in this proxy statement/prospectus is accurate only as of such date or such other date as is specified. You should assume that the information incorporated by reference into this proxy statement/prospectus is only accurate as of the date of such document or such other date as is specified. Neither the mailing of this proxy statement/prospectus to Brand shareholders nor the issuance by Renasant of shares of Renasant common stock in connection with the merger will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this proxy statement/prospectus regarding Brand has been provided by Brand and information contained in or incorporated by reference into this proxy statement/prospectus regarding Renasant has been provided by Renasant.

See “Where You Can Find More Information” on page 136 of this proxy statement/prospectus for more information about the documents referred to in this proxy statement/prospectus.

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QUESTIONS AND ANSWERS

The following are answers to certain questions that you may have regarding the special meeting and the merger. We urge you to read carefully the remainder of this proxy statement/prospectus (including the risk factors beginning on page 25) because the information in this section may not provide all of the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to, and the documents incorporated by reference into, this proxy statement/prospectus.

Unless otherwise indicated or unless the context requires otherwise, references in this proxy statement/prospectus to “Renasant” mean Renasant Corporation, references to “Brand” mean Brand Group Holdings, Inc., and references to “we,” “our” or “us” mean Renasant and Brand, taken together.

Q: What are Brand shareholders being asked to vote on?

A: Brand shareholders are being asked to vote on the following four proposals:

•	the approval of an agreement and plan of merger by and among Renasant, Renasant Bank, Brand and The Brand Banking Company (“BrandBank”), which we refer to as the “merger proposal”;

•	the approval of the payments that Bartow Morgan, Jr. is entitled to receive from Brand upon the completion of the merger pursuant to his employment agreement and other compensatory arrangements with Brand, so as to render the “parachute payment” provisions of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), including the regulations promulgated thereunder (“Section 280G”), inapplicable to such payments, which we refer to as the “Morgan 280G proposal”;

•	the approval of the payments that each of Robert L. Cochran and Richard A. Fairey are entitled to receive from Brand upon the completion of the merger pursuant to their respective employment agreements and other compensatory arrangements with Brand, so as to render the parachute payment provisions of Section 280G inapplicable to such payments, which we refer to as the “Cochran/Fairey 280G proposal” (we sometimes refer to the Morgan 280G proposal and the Cochran/Fairey 280G proposal collectively as the “280G proposals”); and

•	the approval of the adjournment of the special meeting of Brand shareholders, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger proposal and/or either of the 280G proposals, which we refer to as the “adjournment proposal.”

In the merger, Brand will merge with and into Renasant, with Renasant being the surviving corporation. Immediately after this merger, BrandBank will merge with and into Renasant Bank, with Renasant Bank being the surviving banking corporation. References to the “merger” refer to the merger of Brand with and into Renasant, unless the context clearly indicates otherwise.

Approval of the 280G proposals is not a condition to the merger.

Q: What will I receive in the merger?

A: If the merger is completed, and based on our assumptions regarding the resolution of certain “Special Assets” described in the question immediately below, in exchange for each share of Brand common stock held immediately prior to the merger, Brand shareholders (other than shareholders who exercise and maintain their dissenters’ rights under Georgia law) will receive (1) 31.78 shares of Renasant common stock, subject to the payment of cash in lieu of fractional shares (the “stock consideration”), and (2) $74.72 in cash (the “cash consideration”). We refer to the stock consideration and the cash consideration collectively as the “merger consideration.”

Q: How can Brand’s resolution of the Special Assets decrease the merger consideration?

A: The merger agreement provides that each share of Brand common stock will be converted into a combination of 32.87 shares of Renasant common stock and $77.50 in cash. However, the amounts of Renasant stock and cash are subject to downward adjustment. As of December 31, 2017, Brand held on its balance sheet approximately $54.8 million in special assets (the “Special Assets”). In negotiating the amount of the merger consideration, Brand and Renasant agreed to assume that all of these Special Assets would be resolved prior to the closing date and that Brand would receive proceeds from such resolution at least equal to the aggregate book value of these Special Assets. As a result, the parties further agreed to the downward adjustment to the merger consideration to address the possibility that Brand would realize less than the aggregate book value of the Special Assets in the resolution process.

As of the date of this proxy statement/prospectus, Brand has realized $4.9 million in losses on its resolution of $24.0 million of the Special Assets, resulting in a $4.6 million purchase price adjustment. In addition, Brand has agreed in principle to sell the remaining Special Assets for an amount equal to approximately 50.6% of the book value of such remaining Special Assets. Assuming that Brand is able to complete the sale of these remaining Special Assets pursuant to this agreement, there will be an additional $11.6 million purchase price adjustment, resulting in an aggregate $16.2 million purchase price adjustment. The stock consideration consisting of 31.78 shares of Renasant common stock, subject to the payment of cash in lieu of fractional shares, and the cash consideration of $74.72 set forth in “What will I receive in the merger?” immediately above assumes that all remaining Special Assets as of the date of this proxy statement/prospectus are sold pursuant to the aforementioned agreement (or are otherwise sold for the same price). In the event that Brand does not complete the sales of the remaining Special Assets pursuant to this agreement, and is otherwise unable to sell the remaining Special Assets prior to the deadline for fixing the final amount of the stock consideration and the cash consideration, then the stock consideration would instead consist of 30.56 shares of Renasant common stock, subject to the payment of cash in lieu of fractional shares, and the cash consideration would instead consist of $71.60 of cash.

The “Summary” section beginning on page 9 below includes an overview of the provisions governing the downward adjustment to the merger consideration, and you can find a more complete description of these provisions under the heading “The Merger Agreement—Downward Adjustment to the Merger Consideration and the Cash Out Amount” beginning on page 74.

Q: What if the market value of Renasant common stock changes between the date of this proxy statement/prospectus and the time that the merger is completed?

A: The implied value of the shares of Renasant stock comprising the stock consideration may fluctuate between the date of this proxy statement/prospectus and the completion of the merger based upon the market value for Renasant common stock. The fluctuation in the market price of Renasant common stock after the date of this proxy statement/prospectus will change the implied value of the stock consideration that you receive. We make no assurances as to whether or when the merger will be completed or, if completed, as to the market price of Renasant common stock at the time of the merger or any time thereafter. You should obtain current market quotations for Renasant common stock, which is listed on the NASDAQ Global Select Market, or Nasdaq, under the symbol “RNST.”

Q: Will my ownership percentage and voting interest be reduced after the merger?

A: Yes. Brand shareholders currently have the right to vote in the election of the Brand board of directors and on other matters affecting Brand. Upon the completion of the merger, each Brand shareholder will be a shareholder of Renasant with a percentage ownership of Renasant that is much smaller than such shareholder’s current percentage ownership of Brand. It is currently expected that the former shareholders of Brand as a group will receive shares in the merger constituting approximately 16.1% of the outstanding shares of Renasant’s common stock immediately after the merger. Accordingly, former Brand shareholders will have significantly less influence on the management and policies of Renasant than they now have on the management and policies of Brand.

Q: Will the payments to Messrs. Morgan, Cochran and Fairey that are subject to the 280G proposals affect the amount of merger consideration to be paid to Brand shareholders?

A. No. The outcome of the vote on the 280G proposals, whether approval or not, will not affect the amount of the merger consideration that a Brand shareholder will receive if the merger is completed. In addition, approval of the 280G proposals is not a condition to the completion of the merger. You can approve all four of the proposals, none of the proposals, or some combination of voting for or against the four proposals.

Q: What does the Brand board of directors recommend?

A: The Brand board of directors unanimously recommends that you vote to approve the merger proposal, the Morgan 280G proposal, the Cochran/Fairey 280G proposal and the adjournment proposal, except that Mr. Morgan abstained from the recommendation regarding the 280G proposals on account of his conflicting interest.

Q: When and where is the special meeting?

A: The special meeting will be held on July 26, 2018, at 3328 Peachtree Road, Suite 400, Atlanta, Georgia 30326 at 10:00 a.m., local time.

Q: What constitutes a quorum for the special meeting?

A: The presence at the special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Brand common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business.

Q: What is the vote required to approve each proposal at the Brand special meeting?

A: Approval of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Brand common stock as of the close of business on June 22, 2018, the record date for the special meeting.

Approval of each of the 280G proposals requires the affirmative vote of more than 75% of the outstanding shares of Brand common stock as of the record date, excluding 27,172.5635 shares owned by Messrs. Morgan, Cochran and Fairey and their related parties, whom we refer to collectively as “ineligible shareholders.” For purposes of Section 280G, the term “ineligible shareholder” includes each individual whose payments are subject to the vote, his parents, children and grandchildren, and certain entities in which he has a direct or indirect ownership interest. If you are an “ineligible shareholder,” a separate notice concerning your status has been mailed to you at the same time as the delivery to you of your copy of the proxy statement/prospectus. As an ineligible shareholder, any vote (whether in favor or in opposition) that you cast on the 280G proposals will be disregarded.

The adjournment proposal will be approved if a majority of the shares represented, in person or by proxy, at the special meeting are voted in favor of the proposal, assuming a quorum is present.

Q: What happens if Brand shareholders do not approve one or more of the 280G proposals?

A: Each of Messrs. Morgan, Cochran and Fairey has executed a substantially identical waiver. In the event the merger proposal is approved, but the requisite approval for one or both of the 280G proposals is not obtained, the waivers would operate to limit amounts payable in connection with the consummation of the merger to three times an affected executive’s “base amount” (as determined in accordance with Section 280G) less $1.00, which we refer to as the “safe harbor amount.”

Q: What do Brand shareholders need to do now?

A: After you have carefully read this proxy statement/prospectus and have decided how you wish to vote your shares of Brand common stock, indicate on your proxy card how you want your shares to be voted with respect to each proposal. When complete, please sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. Submitting your proxy by mail or directing your bank or broker to vote your shares will ensure that your shares are represented and voted at the special meeting. Your proxy card must be received prior to the special meeting on July 26, 2018 in order to be counted. If you would like to attend the special meeting, see “Can I attend the special meeting and vote my shares in person?” below.

Q: Why is my vote as a Brand shareholder important?

A: If you do not vote by proxy or in person at the special meeting, it will be more difficult for Brand to obtain the necessary quorum to hold its special meeting. In addition, approval of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Brand common stock, and not just the shares represented at the special meeting. Similarly, approval of each 280G proposal requires the affirmative vote of the holders of more than 75% of the outstanding shares of Brand common stock (excluding stock held by ineligible shareholders). So, your failure to vote has the same effect as a vote against the merger proposal and each of the 280G proposals (assuming, for either of the latter two proposals, that you are not considered ineligible).

Q: If my shares are held in “street name” by a broker, bank or other holder of record, will my shares automatically be voted for me?

A: No. Banks, brokers or other holders of record who hold shares of Brand common stock in “street name” for customers who are the beneficial owners of such shares may not give a proxy to vote those customers’ shares in the absence of specific instructions on how to vote from the customers who are the beneficial owners. You should instruct the street name holder as to how to vote your shares, following the directions provided to you. Please check the voting form used by your bank or broker. Shares of Brand common stock present but not voted on any particular matter, or a “broker non-vote,” will be counted for the purpose of determining whether a quorum is present.

Q: What if I abstain from voting or fail to instruct my broker?

A: If you are a Brand shareholder and you abstain from voting or a broker non-vote is submitted because you did not instruct the broker, bank or other holder of record of your shares as to how the shares were to be voted, the abstention or broker non-vote will be counted toward a quorum at the special meeting. However, because approval of the merger proposal and each of the 280G proposals requires the affirmative vote of the holders of a majority or more than 75%, respectively, of the outstanding shares of Brand common stock (excluding, as to the vote on the 280G proposals, shares held by ineligible shareholders), an abstention or a broker non-vote will have the same effect as a vote against the approval of each of the proposals. An abstention or failure to vote your shares will have no effect on the vote to approve the adjournment proposal, because approval of the adjournment proposal only requires the affirmative vote of the shares represented, in person or by proxy, at the special meeting, assuming a quorum is present.

Q: What if I hold my Brand common stock through the Brand Group Holdings, Inc. 401(k) and Employee Stock Ownership Plan (the “Brand 401(k) plan”)?

A: If Brand common stock is allocated to your accounts maintained in the Brand 401(k) plan, you are entitled to vote the shares allocated to your plan accounts on the record date, whether or not the shares are vested. You vote your shares by providing instructions to the delegate of the plan’s trustee, who will act as your proxy and vote the shares on your behalf. If you fail to provide voting instructions to the trustee’s delegate, the delegate will vote the shares on your behalf as directed by the investment committee. The trustee will vote unallocated shares as directed by the investment committee.

Q: Can I attend the special meeting and vote my shares in person?

A: Yes. All Brand shareholders, including shareholders of record and shareholders who hold their shares through banks, brokers or any other holder of record, are invited to attend the special meeting. Shareholders of record as of the record date can vote in person at the special meeting. If you choose to vote in person at the special meeting and if you are a shareholder of record, you should bring the enclosed proxy card and proof of identity. If you hold your shares in street name, you must obtain and bring a broker representation letter in your name from your bank, broker or other holder of record and proof of identity. If you hold your shares through the Brand 401(k) plan, the trustee must vote the shares on your behalf.

Everyone who attends the special meeting must abide by the rules for the conduct of the meeting, which will be printed on the meeting agenda. At the appropriate time during the special meeting, the shareholders present will be asked whether anyone wishes to vote in person. You should raise your hand at this time to receive a ballot to record your vote. Even if you plan to attend the special meeting, Brand encourages you to vote by mail so your vote will be counted if you later decide not to attend the special meeting. Brand reserves the right to refuse admittance to anyone without proper proof of ownership or proof of identity.

Q: If I am a Brand shareholder, can I change or revoke my proxy?

A: Yes. You may revoke any proxy at any time before it is voted in any of the following ways: (1) by personally appearing, notifying the Corporate Secretary, and choosing to vote at the special meeting, if you are the shareholder of record or you obtain and bring a broker representation letter in your name from your bank, broker or the holder of record and, in all cases, you bring proof of identity; (2) by written notification to Brand received prior to the exercise of the proxy; or (3) by a subsequent proxy executed by the person executing the prior proxy and presented at the special meeting. Brand shareholders must send a written revocation letter to Brand Group Holdings, Inc., 106 Crogan Street, Lawrenceville, Georgia 30046, Attention: Bartow Morgan, Jr.

Any shareholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence of a shareholder at the special meeting will not constitute revocation of a previously given proxy.

Q: What are the material United States federal income tax consequences of the merger to Brand shareholders?

A: The merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. In connection with the filing of the registration statement of which this proxy statement/prospectus is a part, Phelps Dunbar LLP, Renasant’s counsel, has delivered to Renasant, and Troutman Sanders LLP, Brand’s counsel, has delivered to Brand, their respective opinions that, for United States federal income tax purposes, subject to the limitations, assumptions and qualifications described in “Material United States Federal Income Tax Consequences of the Merger” (beginning on page 91), the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. Additionally, it is a condition to Renasant’s and Brand’s obligations to complete the merger that they each receive a tax opinion, dated as of the closing date of the merger, that the merger will be treated for United States federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, if you are a U.S. holder (as defined in “Material United States Federal Income Tax Consequences of the Merger” beginning on page 91) of Brand common stock, you generally will not recognize any gain or loss for U.S. federal income tax purposes upon your exchange of shares of Brand common stock for shares of Renasant common stock in the merger. However, you generally will recognize gain for U.S. federal income tax purposes in connection with your exchange of shares of Brand common stock for cash, upon your exercise of dissenters’ rights or for cash received in lieu of fractional shares of Renasant common stock. Notwithstanding the foregoing, your tax treatment will depend on your specific situation and many variables not within Renasant’s or Brand’s control. See “Material United States Federal Income Tax Consequences of the Merger” beginning on page 91 for additional information.

Q: Do Brand shareholders have dissenters’ rights?

A: Yes. If you are a holder of shares of Brand common stock and if you follow the procedures prescribed by Georgia law, you may exercise your dissenters’ rights and receive the “fair value” of your Brand common stock in cash rather than receive the consideration payable in the merger. If you follow these procedures, you will not receive the merger consideration. Instead, the fair value of your Brand common stock, determined in the manner prescribed by Georgia law, will be paid to you in cash. That amount could be more or less than the merger consideration. Additionally, holders will recognize gain or loss for United States federal income tax purposes on such an exchange of Brand common stock for cash pursuant to these dissenters’ rights procedures. For a more complete description of these dissenters’ rights, see “The Merger—Dissenters’ Rights” beginning on page 69 and Annex C to this proxy statement/prospectus, which contains a copy of Article 13 of the Georgia Business Corporation Code, which governs dissenters’ rights under Georgia law.

Q: Should I send in my Brand stock certificates now?

A: No. You should not send in your Brand stock certificates at this time. After completion of the merger, Renasant will cause instructions to be sent to you for exchanging Brand stock certificates for the merger consideration and cash to be paid in lieu of a fractional share of Renasant common stock. The shares of Renasant common stock that Brand shareholders will receive in the merger as stock consideration will be issued in book-entry form. Please do not send in your stock certificates with your proxy card. If your shares are held in the Brand 401(k) plan, you do not need to take any action; the plan’s trustee will exchange your certificates and receive the merger consideration, which will be allocated to your plan accounts.

Q: Whom can I contact if I cannot locate my Brand stock certificate(s)?

A: If you are unable to locate your original Brand stock certificate(s), you should contact Alyssa Way, at:

Brand Group Holdings, Inc.

106 Crogan Street

Lawrenceville, Georgia 30046

Phone: (770) 963-9224

Email: away@thebrandbank.com

Q: When do you expect to complete the merger?

A: We currently expect to complete the merger during the third quarter of 2018. However, we cannot assure you when or if the merger will occur. We must, among other things, first obtain the approval of Brand shareholders at the special meeting and the required regulatory approvals described below in “The Merger—Regulatory and Third Party Approvals” beginning on page 68.

Q: Whom should I call with questions?

A: Brand shareholders should contact:

Bartow Morgan, Jr.

Chief Executive Officer

Brand Group Holdings, Inc.

106 Crogan Street

Lawrenceville, Georgia 30046

Phone: (770) 963-9224

Email: bmorgan@thebrandbank.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents that are made part of this proxy statement/prospectus by reference to other documents filed with the SEC contain various “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 about Renasant, Brand or the combined company that are subject to risks and uncertainties. Congress passed the Private Securities Litigation Reform Act of 1995 in an effort to encourage companies to provide information about their anticipated future financial performance. This act provides a safe harbor for such disclosure, which protects a company from unwarranted litigation if actual results are different from management expectations. Forward-looking statements include information concerning the future financial performance, business strategy, projected plans and objectives of Renasant, Brand and the combined company. These statements are based upon the current beliefs and expectations of Renasant’s and Brand’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond the control of Renasant’s or Brand’s management. Renasant’s, Brand’s or the combined company’s actual results may differ from those indicated or implied in the forward-looking statements, and such differences may be material. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “may increase,” “may fluctuate,” “will likely result,” and similar expressions, or future or conditional verbs such as “will,” “should,” “would” and “could,” are generally forward-looking in nature and not historical facts. Investors should understand that, in addition to factors previously disclosed in Renasant’s reports filed with the SEC and those identified elsewhere in this proxy statement/prospectus, forward-looking statements include, but are not limited to, statements about (1) the expected benefits of the transaction between Renasant and Brand, including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the transaction, and (2) Renasant’s and Brand’s plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement;

•	the businesses of Renasant and Brand may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected;

•	the expected growth opportunities or costs savings from the transaction may not be fully realized or may take longer to realize than expected;

•	revenues following the transaction may be lower than expected as a result of losses of customers or other reasons;

•	deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected;

•	governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe;

•	the terms of the proposed transaction may need to be modified to obtain such approvals or to satisfy any conditions of any governmental authority;

•	Brand’s shareholders may fail to approve the transaction;

•	the extent to which the merger consideration will be adjusted downward from the exchange ratio and cash consideration set forth in the merger agreement as a result of Brand’s resolution of the Special Assets;

•	reputational risks and the reaction of the companies’ customers to the transaction;

•	diversion of management time on merger-related issues;

•	changes in asset quality and credit risk;

•	inflation;

•	the cost and availability of capital;

•	customer acceptance of the combined company’s products and services;

•	customer borrowing, repayment, investment and deposit practices;

•	the introduction, withdrawal, success and timing of business initiatives;

•	the impact, extent and timing of technological changes;

•	increased cybersecurity risk, including potential network breaches, business disruptions or financial losses;

•	severe catastrophic events in the companies’ geographic area;

•	macroeconomic, geopolitical or other factors may prevent the growth that the companies expect in the markets in which they operate;

•	a weakening of the economies in which the combined company will conduct operations may adversely affect its operating results;

•	the U.S. legal and regulatory framework, including those associated with the Dodd-Frank Wall Street Reform and Consumer Protection Act, could adversely affect the operating results of the combined company;

•	the outcome of any legal proceedings that may be instituted against Renasant or Brand with respect to the proposed merger and related transactions;

•	the interest rate environment may compress margins and adversely affect net interest income;

•	competition from other financial services companies in the companies’ markets could adversely affect operations; and

•	other financial institutions with greater financial resources than Renasant may be able to develop or acquire products that enable them to compete more successfully than Renasant can.

Additional factors that could cause Renasant’s, Brand’s or the combined company’s results to differ materially from those described in the forward-looking statements can be found in Renasant’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s website (www.sec.gov). All subsequent written and oral forward-looking statements concerning Renasant, Brand or the proposed merger or other matters and attributable to Renasant, Brand or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. Renasant and Brand expressly disclaim any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

For any forward-looking statements made in this proxy statement/prospectus or in any documents incorporated by reference into this proxy statement/prospectus, Brand and Renasant claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SUMMARY

This summary highlights material information from this proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to carefully read the entire proxy statement/prospectus and the other documents to which we refer in order to fully understand the merger and the related transactions, including the risk factors set forth on page 25. See “Where You Can Find More Information” on page 136. We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

The Parties to the Merger (page 44)

Brand Group Holdings, Inc.

Brand Group Holdings, Inc. is a Georgia corporation and privately-held bank holding company. Brand’s wholly-owned subsidiary, The Brand Banking Company, operates thirteen offices in the Atlanta, Georgia metropolitan statistical area. The principal executive offices of Brand are located at 106 Crogan Street, Lawrenceville, Georgia 30046, and its telephone number at that location is (770) 963-9224.

Renasant Corporation

Renasant Corporation is a Mississippi corporation and a registered bank holding company headquartered in Tupelo, Mississippi. Through Renasant Bank, its wholly-owned bank subsidiary, Renasant currently operates more than 180 banking, mortgage, wealth management and insurance offices throughout Mississippi, Tennessee, Alabama, Florida and Georgia. Through Renasant Bank, Renasant is also the owner of Renasant Insurance, Inc.

The principal executive offices of Renasant are located at 209 Troy Street, Tupelo, Mississippi 38804-4827, and its telephone number at that location is (662) 680-1001. Additional information about Renasant and its business and subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page 136.

The Merger Agreement (page 73 and Annex A)

Renasant and Brand are proposing the merger of Brand with and into Renasant. If the merger is completed, Brand will merge with and into Renasant, with Renasant being the surviving corporation. The merger agreement between Renasant and Brand governs the merger, and it is included in this proxy statement/prospectus as Annex A. Please read the merger agreement carefully. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the merger are qualified by reference to the merger agreement.

The Merger Consideration (page 73)

Under the terms of the merger agreement, and based on the “assumed Special Assets adjustment” described in “Downward Adjustment to the Merger Consideration” immediately below, for each share of Brand common stock held immediately prior to the merger Brand shareholders will have a right to receive a combination of 31.78 (the “exchange ratio”) shares of Renasant common stock, which we refer to as the “stock consideration,” and $74.72 in cash, which we refer to as the “cash consideration” (the stock consideration and the cash consideration are referred to together as the “merger consideration”). Renasant will not issue any fractional shares of Renasant common stock in the merger. Instead, a Brand shareholder who otherwise would have received a fraction of a share of Renasant common stock will receive an amount in cash. This cash amount will be determined by multiplying the fraction of a share of Renasant common stock to which the holder would otherwise be entitled by the volume weighted average of the prices of one share of Renasant common stock as reported on Nasdaq for the 20 consecutive trading days immediately prior to the date on which the merger is completed, and then rounded to the nearest cent.

Example: If you hold 50 shares of Brand common stock, you will have a right to receive 1,589 shares of Renasant common stock, $3,736 in cash, plus an additional cash payment instead of the 0.50 of a share of Renasant common stock that you otherwise would have received.

Downward Adjustment to the Merger Consideration (page 74)

The exchange ratio and the amount of cash consideration that you will receive in the merger will be adjusted downward from the exchange ratio and the amount of cash consideration set forth in the merger agreement. As of December 31, 2017, Brand held on its balance sheet approximately $54.8 million in Special Assets, consisting of $45.8 million in classified loans, $8.0 million in other real estate owned and $1.0 million in new loan originations. In negotiating the amount of the merger consideration, Brand and Renasant agreed to assume that all of the Special Assets would be resolved prior to the closing date and that Brand would receive proceeds from such resolution at least equal to the aggregate book value of the Special Assets. As a result, the parties further agreed to the downward adjustment to the merger consideration to address the possibility that Brand would realize less than the aggregate book value of the Special Assets in the resolution process.

The deadline for Brand to resolve the Special Assets for purposes of the adjustment to the merger consideration is the later of June 15, 2018 and the 30th day prior to the effective time of the merger (the “Special Assets resolution date”). Subject to the satisfaction (or waiver, if applicable) of all of the conditions to the completion of the merger, Renasant and Brand currently expect that August 1, 2018 will be the effective time of the merger, meaning that the Special Assets resolution date will be July 2, 2018. Under the merger agreement, if Brand is unable to resolve any of the Special Assets before the Special Assets resolution date, and/or the aggregate proceeds of any Special Asset resolved are less than the aggregate book value thereof, then the merger consideration will be reduced, on a dollar-for-dollar, after-tax basis, by an amount equal to the sum of (1) the book value of any Special Assets that Brand has been unable to resolve prior to the Special Assets resolution date (the “Continuing Special Assets”), and (2) the amount that the aggregate proceeds from any resolution of Special Assets prior to the Special Assets resolution date is less than the aggregate book value of the Special Assets resolved (the “book value shortfall”). Of this sum, 89.9% will be applied to adjust the exchange ratio, while 5.1% will be applied to adjust the amount of the cash consideration (the remaining 5.0% will reduce the amount paid to cash out Brand stock options). The specific formulas pursuant to which the stock consideration and the cash consideration (as well as the amount to be paid to cash out Brand stock options) will be adjusted is set forth in full under the heading “The Merger Agreement—Downward Adjustment to the Merger Consideration and the Cash Out Amount.”

As of the date of this proxy statement/prospectus, Brand has realized $4.9 million in losses on its resolution of $24.0 million of the Special Assets, resulting in a $4.6 million purchase price adjustment. In addition, Brand has agreed in principle to sell the remaining Special Assets for an amount equal to approximately 50.6% of the book value thereof. Assuming that Brand is able to complete the sale of these remaining Special Assets pursuant to this agreement, there will be an additional $11.6 million purchase price adjustment, resulting in an aggregate $16.2 million purchase price adjustment. The following examples demonstrate the adjustment to the merger consideration as well as the option cash out amount under two scenarios. The first scenario assumes that all remaining Special Assets will be resolved pursuant to the aforementioned agreement (or that Brand otherwise will resolve these remaining Special Assets for proceeds equal to the amount that would be received under this agreement). In this proxy statement/prospectus, we refer to the exchange ratio, amount of cash consideration and option cash out amount resulting from this scenario as the “assumed Special Assets adjustment.” The second scenario assumes that none of the remaining Special Assets will be resolved prior to the Special Assets resolution date, meaning that there will be $29.8 million in Continuing Special Assets as of the Special Assets resolution date.

Book value of Special Assets resolved	Proceeds received	Sum of book value of Continuing Special Assets and book value shortfall	Exchange ratio (as adjusted, if applicable)	Cash consideration (as adjusted, if applicable)	Option cash out amount (as adjusted, if applicable)
$54,800,000	$34,230,000	$20,563,000	31.78	$74.72	$1,521
24,998,000	19,150,000	35,680,000	30.56	71.60	1,488

Brand may resolve the Special Assets after the Special Assets resolution date, but, unless otherwise agreed by Renasant, any such Special Assets will nevertheless be considered Continuing Special Assets for purposes of the calculations to adjust the exchange ratio, the cash consideration and the cash out amount. Accordingly, any proceeds, gains or losses arising from any such resolution will be excluded from the adjustment calculation.

This proxy statement/prospectus contains a more complete description of the downward adjustment to the merger consideration under the heading “The Merger Agreement—Downward Adjustment to the Merger Consideration and the Cash Out Amount” beginning on page 74.

Equivalent Brand Per Share Value

Renasant common stock is listed on Nasdaq under the symbol “RNST.” Shares of Brand common stock are not publicly traded. The following table shows the closing sale price of Renasant common stock as reported on Nasdaq on March 27, 2018, the last trading day before Renasant and Brand announced the merger, and on June 20, 2018, the last practicable trading day before the distribution of this proxy statement/prospectus. This table also shows the implied value of the merger consideration proposed for each share of Brand common stock on March 27, 2018 and June 20, 2018, which we calculated by multiplying the closing price of Renasant common stock as of those dates by the exchange ratio and then adding the cash consideration to such product (based on the assumed Special Assets adjustment for both the exchange ratio and the amount of the cash consideration).

	Renasant Common Stock	Brand Common Stock		Implied Value of One Share of Brand Common Stock
March 27, 2018	$41.66	$655.00	(1)	$1,447	(2)
June 20, 2018	$48.10	660.10	(3)	1,603	(4)

(1)	Represents the book value per share of Brand common stock as of December 31, 2017.
(2)	Represents the per share merger consideration to a Brand shareholder as of March 27, 2018.
(3)	Represents the unaudited book value per share of Brand common stock as of March 31, 2018.
(4)	Represents the per share merger consideration to a Brand shareholder as of June 20, 2018.

The market price of Renasant common stock will fluctuate prior to the merger. Brand shareholders are urged to obtain current market quotations for Renasant shares prior to making any decision with respect to the merger.

Treatment of Brand Stock Options and Deferred Shares (page 73)

Upon completion of the merger, options to purchase Brand common stock granted under the Brand Group Holdings, Inc. 2010 Equity and Performance Incentive Plan, as amended, which we refer to as the “Brand Stock Incentive Plan,” that are outstanding immediately prior to the effective time of the merger will vest in full and be converted into the right to receive a cash payment. The amount of this cash payment, which we refer to as the “cash out amount,” will be equal to (1) the total number of shares subject to the stock option multiplied by (2) the difference between $1,521 and the exercise price of the option, less applicable tax withholdings, based on the assumed Special Assets adjustment with respect to the option cash out amount (as described under the heading “The Merger Agreement—Downward Adjustment to the Merger Consideration and the Cash Out Amount”). Stock options with an exercise price equal to or greater than the final option cash out amount after giving effect to the Special Assets adjustment will be forfeited and cancelled.

Deferred shares, each representing a share of Brand common stock, awarded under the Brand Stock Incentive Plan will vest in full immediately prior to the effective time and be converted to the right to receive the merger consideration.

As described above under the heading “Downward Adjustment to the Merger Consideration,” the merger consideration paid in consideration of the deferred shares and the option cash out amount are subject to reduction to the extent that Brand does not resolve all of the Special Assets for an amount equal to the aggregate book value of such assets by the Special Assets resolution date. Please see the information under the heading “The Merger Agreement—Downward Adjustment to the Merger Consideration and the Cash Out Amount” for a full discussion of the Special Assets adjustment.

Opinion of Brand’s Financial Advisor (page 52 and Annex B)

At the March 28, 2018 meeting of Brand’s board of directors, representatives of Evercore Group L.L.C. (“Evercore”) rendered Evercore’s oral opinion, which was subsequently confirmed by delivery of a written opinion to the board of directors, dated March 28, 2018, that as of such date, and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the merger consideration consisting of 32.87 shares of Renasant common stock and $77.50 in cash was fair, from a financial point of view, to the holders of Brand common stock entitled to receive such consideration. Evercore’s opinion did not, and Evercore otherwise has not and does not, express any opinion on the fairness, from a financial point of view, to the holder of Brand common stock of the merger consideration after giving effect to the Special Assets adjustment, whether to the extent set forth in this proxy statement/prospectus or otherwise. Brand shareholders are advised to review the summary of Evercore’s fairness opinion set forth herein keeping in mind that the opinion is limited to the fairness, from a financial point of view, of the merger consideration as of March 28, 2018.

The full text of the written opinion of Evercore, dated March 28, 2018, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex B to this document and is incorporated by reference in its entirety into this document. You are urged to read this opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Brand board of directors (in its capacity as such) in connection with its evaluation of the fairness of the merger consideration from a financial point of view, and did not address any other aspects or implications of the merger. The opinion does not constitute a recommendation to the Brand board of directors or to any other persons in respect of the merger, including as to how any holder Brand common stock should vote at any shareholders’ meeting held in connection with the merger or take, or not to take, any action in respect of the merger. Evercore’s opinion does not address the relative merits of the merger as compared to any other business or financial strategies that might be available to Brand, nor does it address the underlying business decision of Brand to engage in the merger.

Risk Factors Related to the Merger (page 25)

You should consider all of the information contained in or incorporated by reference into this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the factors under the heading “Risk Factors.”

Brand Will Hold its Special Meeting on July 26, 2018 (page 32)

The special meeting will be held on July 26, 2018, at 3328 Peachtree Road, Suite 400, Atlanta, Georgia 30326 at 10:00 a.m., local time. At the special meeting, Brand shareholders will be asked to approve the merger proposal, the Morgan 280G proposal, the Cochran/Fairey 280G proposal and the adjournment proposal and to vote on any other business properly brought before the special meeting or any adjournment or postponement thereof.

Record Date. Only holders of record of Brand common stock at the close of business on June 22, 2018 will be entitled to vote at the special meeting. As of the record date, there were 293,106.3436 outstanding shares of Brand common stock entitled to vote at the special meeting.

Each outstanding share of Brand common stock is entitled to one vote on each proposal to be considered at the Brand special meeting. If you are considered an “ineligible shareholder” with respect to the 280G proposals, any vote that you cast on the 280G proposals will be disregarded and will have no impact on the outcome of the vote on the proposals.

Required Vote. Approval of the merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Brand common stock entitled to vote.

Approval of each of the Morgan 280G proposal and the Cochran/Fairey 280G proposal requires the affirmative vote of holders of more than 75% of the outstanding shares of Brand common stock, excluding shares owned by ineligible shareholders. For purposes of Section 280G, “ineligible shareholders” are the individual(s) whose payments are subject to the vote and their related shareholders. If you are an ineligible shareholder, you will have been mailed a separate notice from Brand advising you to that effect. Approval of the 280G proposals is not a condition of the merger, and these proposals are separate from the vote on the merger proposal.

Approval of the adjournment proposal requires the affirmative vote of a majority of the shares represented, in person or by proxy, at the special meeting and entitled to vote, assuming that a quorum is present.

With respect to the vote to approve each of the merger proposal, the Morgan 280G proposal and the Cochran/Fairey 280G proposal, your failure to vote or abstention or a broker non-vote will have the same effect as a vote against the proposal. With respect to the adjournment proposal, your failure to vote, an abstention or a broker non-vote will have no effect on the approval of the adjournment proposal assuming a quorum is present.

As of the record date, neither Renasant nor any of its affiliates held any shares of Brand common stock (other than shares held in trust accounts, managed accounts, mutual funds and the like or otherwise in a fiduciary or agency capacity or as a result of debts previously contracted), and Renasant’s directors and executive officers and their affiliates also did not hold any shares of Brand common stock.

Support Agreements. Certain principal shareholders of Brand, all of Brand’s directors as well as Brand’s President, Richard A. Fairey, and its Chief Financial Officer, Robert L. Cochran, have entered into shareholder support agreements in favor of Renasant and Brand pursuant to which they have agreed, in their capacity as Brand shareholders, to vote all of their shares in favor of the approval of the merger proposal and the 280G proposals. As of the record date, these shareholders, directors and executive officers of Brand and their affiliates had the right to vote 158,422.3082 shares of Brand common stock, or approximately 54% of the outstanding Brand shares entitled to vote at the special meeting. We expect these individuals to vote their Brand common stock in favor of the approval of the merger proposal and the 280G proposals in accordance with these support agreements. As of the record date, all directors and executive officers of Brand, including their affiliates, had the right to vote 149,980.7779 shares of Brand common stock, or approximately 51% of the outstanding Brand shares entitled to vote at the special meeting, and held options to purchase 16,949.4 shares of Brand common stock.

The Brand Board of Directors Unanimously Recommends that Brand Shareholders Vote “FOR” the Approval of the Merger Proposal, “FOR” the Approval of the Morgan 280G Proposal and “FOR” the Approval of the Cochran/Fairey 280G Proposal, except that Mr. Morgan Abstained from Recommendations regarding the 280G Proposals (page 50).

The Brand board of directors believes that the merger and the transactions related to the merger, including payments to Messrs. Morgan, Cochran and Fairey, are in the best interests of Brand and its shareholders and has unanimously approved the merger and the merger agreement, although due to his conflicting interest Mr. Morgan did not participate in the board’s deliberations with respect the 280G proposals. The Brand board of directors unanimously recommends that Brand shareholders vote “FOR” the approval of the merger proposal, “FOR” the approval of the Morgan 280G proposal and “FOR” the approval of the Cochran/Fairey 280G proposal (although Mr. Morgan abstained from the recommendations regarding the 280G proposals because of his conflicting interest). In reaching its decision, the Brand board of directors considered a number of factors, which are described in more detail in “The Merger—Brand’s Reasons for the Merger; Recommendation of the Brand Board of Directors” on page 50. The Brand board of directors did not assign relative weights to the factors described in that section or the other factors considered by it. In addition, the Brand board of directors did not reach any specific conclusion on each factor considered, but conducted an overall analysis of these factors. Individual members of the Brand board of directors may have given different weights to different factors.

Renasant’s and Renasant Bank’s Boards of Directors Following Completion of the Merger (page 63)

Upon completion of the merger, the number of directors constituting Renasant’s board of directors will be increased by one, and one individual who is currently a director of Brand, selected by Renasant after consultation with Brand, will be appointed to complete the larger board. After consultation with Brand, Renasant has selected Connie L. Engel to be appointed to join Renasant’s board of directors.

Additionally, upon completion of the merger, the number of directors constituting Renasant Bank’s board of directors will be increased by two, and Bartow Morgan, Jr. and one individual who is currently a director of BrandBank, selected by Renasant Bank after consultation with BrandBank, will be appointed to complete the larger board. After consultation with Brand, Renasant has selected Connie L. Engel to be appointed along with Bartow Morgan, Jr. to join Renasant Bank’s board of directors.

Brand’s Directors and Executive Officers May Receive Additional Benefits from the Merger (page 63)

When considering the information contained in this proxy statement/prospectus, including the recommendation of Brand’s board of directors to vote to adopt and approve the merger proposal, Brand shareholders should be aware that Brand’s executive officers and members of Brand’s board of directors may have interests in the merger that are different from, or in addition to, those of Brand shareholders generally. Brand’s board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger (to the extent these interests were in existence at the time of the evaluation and negotiation of the merger agreement and the merger), and in recommending that the merger agreement be adopted and approved by Brand’s shareholders. For information concerning these interests, please see the discussion under the caption “The Merger—Interests of Certain Brand Directors and Executive Officers in the Merger” on page 63.

Dissenters’ Rights (page 69)

Under Article 13 of the Georgia Business Corporation Code, or the “GBCC,” holders of Brand common stock may exercise their dissenters’ rights and receive in cash the “fair value” of their Brand common stock, as determined by a Georgia court, in lieu of the right to receive shares of Renasant common stock and the cash constituting the merger consideration as finally determined after giving effect to the Special Assets adjustment (based on the assumed Special Assets adjustment, this would be 31.78 shares of Renasant common stock and $74.72 in cash). To exercise dissenters’ rights, a Brand shareholder must follow certain procedures, including filing certain notices with Brand and refraining from voting such shareholder’s shares of Brand common stock in favor of the merger agreement. Persons having beneficial interests in Brand common stock held of record in the name of another person, such as a broker, bank or other holder of record, must act promptly to cause the record holder to take the actions required under Georgia law to exercise their dissenters’ rights.

For more information, see “The Merger—Dissenters’ Rights” and Annex C to this proxy statement/prospectus, which sets forth the full text of Article 13 of the GBCC. If you intend to exercise dissenters’ rights, please read Annex C carefully and consult with your own legal counsel. Please note that, if you return a signed proxy card but do not provide instructions as to how to vote your shares of Brand common stock, you will be considered to have voted in favor of the merger proposal. In that event, you will not be able to assert dissenters’ rights.

The Merger Will Be Tax-Free to Brand Shareholders as to the Shares of Renasant Common Stock They Receive (page 91)

The merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. In connection with the filing of the registration statement of which this proxy statement/prospectus is a part, Phelps Dunbar LLP, Renasant’s counsel, has delivered to Renasant, and Troutman Sanders LLP, Brand’s counsel, has delivered to Brand, their respective opinions that, for United States federal income tax purposes, subject to the limitations, assumptions and qualifications described in “Material United States Federal Income Tax Consequences of the Merger” (beginning on page 91), the merger will be treated as a “reorganization.” Additionally, it is a condition to Renasant’s and Brand’s obligations to complete the merger that they each receive a tax opinion, dated as of the closing date of the merger, that the merger will be treated for United States federal income tax purposes as a “reorganization.” Accordingly, if you are a U.S. holder (as defined in “Material United States Federal Income Tax Consequences of the Merger”) of Brand common stock, you generally will not recognize any gain or loss for U.S. federal income tax purposes upon your exchange of shares of Brand common stock for shares of Renasant common stock in the merger. However, you generally will recognize gain for U.S. federal income tax purposes in connection with your exchange of shares of Brand common stock for cash, upon your exercise of dissenters’ rights or for cash received in lieu of fractional shares of Renasant common stock. Notwithstanding the foregoing, your tax treatment will depend on your specific situation and many variables not within Renasant’s or Brand’s control. See “Material United States Federal Income Tax Consequences of the Merger” beginning on page 91 for additional information.

Nasdaq Listing (page 69)

Renasant will cause the shares of its common stock to be issued to Brand shareholders in the merger to be approved for listing on Nasdaq subject to notice of issuance, prior to the effective time of the merger.

Accounting Treatment of Merger (page 72)

Renasant will account for the merger under the purchase method of accounting for business combinations under United States generally accepted accounting principles (“GAAP”).

Conditions Exist That Must Be Satisfied or Waived for the Merger to Occur (page 87)

Currently, Renasant and Brand expect to complete the merger during the third quarter of 2018. As more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, receipt of the requisite approval of Brand’s shareholders, the receipt of all required regulatory approvals (including approval by (or a waiver from) the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the Federal Deposit Insurance Corporation (the “FDIC”) and the Mississippi Department of Banking and Consumer Finance), and the receipt of legal opinions by each company regarding the United States federal income tax treatment of the merger. In addition, holders of no more than 5% of Brand’s outstanding common stock shall have exercised their statutory dissenters’ rights. Finally, Brand must have delivered to Renasant the agreements, documents and instruments evidencing that Brand Mortgage Group, LLC (“Brand Mortgage”) has been sold or dissolved, which must be on terms and conditions satisfactory to Renasant.

Renasant and Brand cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Regulatory Approvals Required for the Merger (page 68)

Brand and Renasant have agreed to use their respective reasonable best efforts to obtain all regulatory approvals, including all antitrust clearances, required to complete the transactions contemplated by the merger agreement. The required regulatory approvals include approval by (or a waiver from) the Federal Reserve, the FDIC, the Mississippi Department of Banking and Consumer Finance and various other federal and state regulatory authorities and self-regulatory organizations.

Although we do not know of any reason why we cannot obtain all regulatory approvals (or waivers of approval) in a timely manner, we cannot be certain when or if we will obtain them.

Brand or Renasant May Terminate the Merger Agreement Under Certain Circumstances (page 88)

Brand and Renasant may mutually agree to terminate the merger agreement before completing the merger, even after obtaining Brand shareholder approval, as long as the termination is approved by the Brand and Renasant boards of directors.

The merger agreement may also be terminated by either party in the following circumstances:

•	if the merger has not been completed on or before March 31, 2019, unless the required regulatory approvals are pending and have not been finally resolved, in which event such date shall be automatically extended to June 30, 2019, unless the failure to complete the merger by such date (as it may be extended) is due to the breach of the merger agreement by the party seeking to terminate;

•	Brand’s shareholders do not approve the merger agreement at the special meeting, unless the failure to obtain shareholder approval is due to the breach of the merger agreement by the party seeking to terminate;

•	upon written notice, once 20 days pass after any application for regulatory or governmental approval is denied or withdrawn at the request or recommendation of the governmental entity, unless within such 20-day period a petition for rehearing or an amended application is filed. A party may terminate 20 or more days after a petition for rehearing or an amended application is denied. No party may terminate when the denial or withdrawal is due to that party’s failure to observe or perform its covenants relating to obtaining regulatory or governmental approval set forth in the merger agreement;

•	if there has been a final, non-appealable order enjoining or otherwise prohibiting the completion of the merger and the other transactions contemplated by the merger agreement, unless the failure to obtain regulatory or governmental approval is due to the breach of the merger agreement by the party seeking to terminate; or

•	if there is a breach of or failure to perform any of the representations, warranties, covenants or agreements under the merger agreement by the other party that prevents it from satisfying any of the closing conditions to the merger and such breach or failure to perform cannot be cured or has not been cured within 30 days after the breaching party receives written notice of such breach, provided that the party seeking to terminate the merger agreement is not then in material breach of any of its representations, warranties, covenants or agreements.

In addition, Brand may terminate the merger agreement at any time prior to the approval of the merger agreement by Brand’s shareholders, for the purpose of entering into a definitive agreement with respect to a “superior proposal” (as described in more detail later in this document), provided that Brand is not in material breach of any of its obligations under the merger agreement to not solicit other acquisition proposals and to recommend that Brand shareholders approve the merger agreement and the merger. Also, no such purported termination shall be effective until Brand has paid the termination fee described below.

Renasant may terminate the merger agreement:

•	if prior to receipt of Brand’s shareholder approval, Brand or its board (1) withdraws, or modifies or qualifies in a manner adverse to Renasant (or publicly discloses its intention to do so), the recommendation contained in this proxy statement/prospectus that its shareholders approve the merger agreement, (2) Brand’s board authorizes, recommends, or publicly announces its intention to authorize or recommend, an acquisition proposal by a third party, or (3) materially breaches any of its obligations under the merger agreement to not solicit other acquisition proposals and to recommend that Brand shareholders approve the merger agreement and the merger;

•	if a tender or exchange offer for more than 20% of Brand’s outstanding common stock is commenced, and Brand’s board of directors recommends that its shareholders tender their shares, or otherwise fails to recommend that the shareholders reject such tender or exchange offer in a timely manner; and

•	if holders of more than 5% of the shares of Brand’s common stock outstanding at any time prior to the closing date of the merger exercise and maintain dissenters’ rights.

For a further description of the termination provisions contained in the merger agreement see “The Merger Agreement—Termination of the Merger Agreement” beginning on page 88.

Termination Fee (page 89)

In general, each of Brand and Renasant will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement, subject to specific exceptions discussed in this proxy statement/prospectus. Upon termination of the merger agreement under specified circumstances, Brand may be required to pay Renasant a termination fee equal to $19.0 million. See “The Merger Agreement—Termination Fee” beginning on page 89 for a complete discussion of the circumstances under which a termination fee will be required to be paid.

The Rights of Brand Shareholders Will Change as a Result of the Merger (page 99)

The rights of Brand shareholders are governed by Georgia law, as well as Brand’s Amended and Restated Articles of Incorporation (the “Brand Articles”), and Brand’s Amended and Restated Bylaws (the “Brand Bylaws”). After completion of merger, the rights of former Brand shareholders will be governed by Mississippi law and by Renasant’s Articles of Incorporation, as amended (the “Renasant Articles”), and Renasant’s Restated Bylaws, as amended (the “Renasant Bylaws”). This proxy statement/prospectus contains descriptions of the material differences in shareholder rights beginning on page 99.

No Restrictions on Resale

All shares of Renasant common stock received by Brand shareholders in the merger will be freely tradeable, except that shares of Renasant common stock received by any person who becomes an affiliate of Renasant for purposes of Rule 144 promulgated under the Securities Act of 1933, as amended, or the “Securities Act,” may be resold only in transactions permitted by Rule 144 or as otherwise permitted under the Securities Act.

SELECTED HISTORICAL FINANCIAL DATA OF RENASANT

Set forth below are highlights from Renasant’s consolidated financial data as of and for the three months ended March 31, 2018 and 2017 and as of and for the fiscal years ended December 31, 2013 through December 31, 2017. The selected consolidated financial data as of and for the fiscal years ended December 31, 2013 through December 31, 2017 has been derived from the audited consolidated financial statements of Renasant. The selected consolidated financial data as of and for the three months ended March 31, 2018 and 2017 has been derived from the unaudited consolidated financial statements of Renasant. Renasant’s management prepared the unaudited consolidated financial statements on the same basis as it prepared Renasant’s audited consolidated financial statements. In the opinion of Renasant’s management, this unaudited financial information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of these data for those dates. The selected consolidated income data for the three months ended March 31, 2018 is not necessarily indicative of the results that may be expected for the entire year ending December 31, 2018, nor should you assume that the results for any periods indicate results for any future period.

You should read this information in conjunction with Renasant’s consolidated financial statements and related notes included in Renasant’s Annual Report on Form 10-K for the year ended December 31, 2017 and in Renasant’s Quarterly Report on Form 10-Q for the three months ended March 31, 2018, each of which is incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page 136.

	As of and for
	Three months ended March 31,		Year ended December 31,
(In thousands, except share data) (Unaudited)(1)	2018	2017	2017	2016	2015	2014	2013
Summary of Operations
Interest income	$100,380	$81,889	$374,750	$329,138	$263,023	$226,409	$180,604
Interest expense	11,140	7,874	37,853	28,147	21,665	23,927	23,471

Net interest income	89,240	74,015	336,897	300,991	241,358	202,482	157,133
Provision for loan losses	1,750	1,500	7,550	7,530	4,750	6,167	10,350
Noninterest income	33,953	32,021	132,140	137,415	108,270	80,509	71,891
Noninterest expense	77,944	69,309	301,618	295,099	245,114	190,937	172,928

Income before income taxes	43,499	35,227	159,869	135,777	99,764	85,887	45,746
Income taxes	9,673	11,255	67,681	44,847	31,750	26,305	12,259

Net income	$33,826	$23,972	$92,188	$90,930	$68,014	$59,582	$33,487

Per Common Share Data
Net income—Basic	$0.69	$0.54	$1.97	$2.18	$1.89	$1.89	$1.23
Net income—Diluted	0.68	0.54	1.96	2.17	1.88	1.88	1.22
Book value	31.03	28.18	30.72	27.81	25.73	22.56	21.21
Closing price(2)	42.56	39.69	40.89	42.22	34.41	28.93	31.46
Cash dividends declared and paid	0.19	0.18	0.73	0.71	0.68	0.68	0.68
Dividend payout	27.94%	33.33%	37.24%	32.72%	36.17%	36.17%	55.74%
Financial Condition Data
Assets	$10,238,313	$8,764,711	$9,829,981	$8,699,851	$7,926,496	$5,805,129	$5,746,270
Loans, net of unearned income	7,698,070	6,235,805	7,620,322	6,202,709	5,413,462	3,987,874	3,881,018
Securities	948,365	1,044,862	671,488	1,030,530	1,105,205	983,747	913,329
Deposits	8,357,769	7,230,850	7,921,075	7,059,137	6,218,602	4,838,418	4,841,912
Borrowings	265,191	202,006	297,360	312,135	570,496	188,825	171,875
Shareholders’ equity	1,532,765	1,251,065	1,514,983	1,232,883	1,036,818	711,651	665,652

	As of and for
	Three months ended March 31,		Year ended December 31,
(In thousands, except share data) (Unaudited)(1)	2018	2017	2017	2016	2015	2014	2013
Selected Ratios
Return on average:
Total assets	1.36%	1.11%	0.97%	1.08%	0.99%	1.02%	0.71%
Shareholders’ equity	9.00%	7.80%	6.68%	8.15%	7.76%	8.61%	6.01%
Average shareholders’ equity to average assets	15.15%	14.23%	14.52%	13.26%	12.76%	11.89%	11.78%
Shareholders’ equity to assets	14.97%	14.27%	15.41%	14.17%	13.08%	12.26%	11.58%
Allowance for loan losses to total loans, net of unearned income(3)	0.80%	0.89%	0.83%	0.91%	1.11%	1.29%	1.65%
Allowance for loan losses to nonperforming loans(3)	356.71%	289.94%	348.37%	320.08%	283.46%	209.49%	248.90%
Nonperforming loans to total loans, net of unearned income(3)	0.22%	0.31%	0.24%	0.28%	0.39%	0.62%	0.66%

(1)	Selected consolidated financial data includes the effect of mergers from the date of each transaction. On July 1, 2017, Renasant Corporation acquired Metropolitan BancGroup, Inc., a Delaware corporation (“Metropolitan”), headquartered in Ridgeland, Mississippi. On April 1, 2016, Renasant Bank acquired KeyWorth Bank, a Georgia corporation (“KeyWorth”), headquartered in Johns Creek, Georgia. On July 1, 2015, Renasant Corporation acquired Heritage Financial Group, Inc., a Maryland corporation (“Heritage”), headquartered in Albany, Georgia. On September 1, 2013, Renasant Corporation acquired First M&F Corporation, a Mississippi corporation (“First M&F”), headquartered in Kosciusko, Mississippi. For additional information about the Metropolitan and KeyWorth acquisitions, please refer to Item 1, Business, and Note 2, “Mergers and Acquisitions,” in the Notes to Consolidated Financial Statements in Item 8, Financial Statements and Supplementary Data, in Renasant’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 28, 2018 and incorporated by reference herein. For additional information about the Heritage acquisition, please refer to Item 1, Business, and Note 2, “Mergers and Acquisitions,” in the Notes to Consolidated Financial Statements in Item 8, Financial Statements and Supplementary Data in Renasant’s Annual Report on Form 10-K/A for the year ended December 31, 2016, filed with the SEC on February 28, 2017. For additional information about the First M&F transaction, please refer to Item 1, Business, and Note B, “Mergers and Acquisitions,” in the Notes to Consolidated Financial Statements in Item 8, Financial Statements and Supplementary Data, in Renasant’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on February 29, 2016.
(2)	Reflects the closing price on The NASDAQ Global Select Market on the last trading day of the Company’s fiscal quarter or year, as applicable.
(3)	Excludes assets acquired from Metropolitan, KeyWorth, Heritage and First M&F and assets covered under loss share agreements with the FDIC. Effective December 8, 2016, Renasant Bank entered into an agreement with the FDIC that terminated all of the loss share agreements.

SELECTED HISTORICAL FINANCIAL DATA OF BRAND

Set forth below are highlights from Brand’s consolidated financial data for the periods and as of the dates indicated. This selected consolidated financial data has been derived from Brand’s consolidated financial statements and related notes thereto as of and for the three months ended March 31, 2018 and 2017 (unaudited), and as of and for the years ended December 31, 2017, 2016, 2015 and 2014 (audited). Brand’s management prepared the unaudited consolidated financial statements on the same basis as it prepared Brand’s audited consolidated financial statements. In the opinion of Brand’s management, this unaudited financial information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of these data for those dates. The selected consolidated income data for the three months ended March 31, 2018 is not necessarily indicative of the results that may be expected for the entire year ending December 31, 2018, nor should you assume that the results for any periods indicate results for any future period.

You should read this information in conjunction with the information under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Brand” included elsewhere in this proxy statement/prospectus, Brand’s audited consolidated financial statements and related notes as of and for the fiscal years ended December 31, 2017, 2016 and 2015, attached as Annex D, Annex E and Annex F, respectively, to this proxy statement/prospectus, and Brand’s unaudited consolidated financial statements and related notes as of and for the fiscal quarter ended March 31, 2018, attached as Annex G to this proxy statement/prospectus.

	As of and for the Three Months Ended March 31, (unaudited)		For the Years Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
	(in thousands, except per share data)
Summary of Operations
Interest revenue	$29,744	$23,796	$102,270	$95,431	$86,509	$75,631	$61,304
Interest expense	5,078	4,389	17,837	17,852	15,299	11,513	9,359

Net interest revenue	24,666	19,407	84,433	77,579	71,210	64,118	51,945
Provision for loan losses	500	500	2,000	20,000	4,500	6,500	6,000
Non-interest revenue	8,544	10,387	42,428	48,202	45,326	32,135	42,666
Operating expenses	24,952	23,948	92,781	105,409	94,799	78,545	94,256

Income / (loss) before income tax expense	7,758	5,346	32,080	372	17,237	11,208	(5,645)
Income tax expense (benefit)	1,864	1,857	20,184	(432)	6,454	3,821	(2,221)

Net income / (loss)	5,894	3,489	11,896	804	10,783	7,387	(3,424)
Net income available to common shareholders	5,894	3,489	11,896	804	10,783	N/R	N/R
Per Common Share Data
Basic earnings per share	$20.14	$11.90	$40.52	$2.75	$37.07	N/R	N/R
Diluted earnings per share	19.95	11.85	39.99	2.75	37.06	N/R	N/R
Weighted average shares outstanding:
Basic	292,616	293,216	293,579	292,054	290,892	N/R	N/R
Diluted	295,388	294,349	297,457	292,645	290,962	N/R	N/R
Period-end common shares outstanding	290,906	293,255	293,667	293,216	290,994	290,845	290,845
Financial Condition Data
Assets	$2,423,574	$2,304,742	$2,401,035	$2,398,565	$2,240,295	$1,872,195	$1,692,740
Loans, net of unearned income	1,884,636	1,720,424	1,866,610	1,635,722	1,779,647	1,514,770	1,317,229
Investment securities	223,648	201,425	235,914	191,190	155,733	133,068	149,801
Deposits	1,917,828	1,989,723	1,908,725	2,093,281	1,856,553	1,532,835	1,398,623
Short-term borrowings and FHLB advances	241,432	59,620	226,795	49,587	134,761	95,000	90,000
Shareholders’ equity	191,932	182,892	192,352	179,547	178,644	168,739	159,504

	As of and for the Three Months Ended March 31, (unaudited)		For the Years Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
	(in thousands, except per share data)
Selected Ratios
Return on average total assets	1.00%	0.60%	0.51%	0.03%	0.52%	0.41%	(0.21)%
Return on average shareholders’ equity	12.4%	7.8%	6.3%	0.4%	6.2%	4.5%	(2.2)%
Allowance for loan losses to total loans	0.96%	1.16%	0.98%	1.22%	1.25%	1.43%	1.63%
Allowance for loan losses to nonaccruing loans	139.93%	79.23%	60.29%	76.15%	28.89%	26.31%	21.03%
Nonaccruing loans held for investment to total loans	0.69%	1.46%	1.62%	1.61%	4.31%	5.42%	7.73%
Capital Ratios
Total capital to risk-weighted assets	12.8%	12.5%	12.8%	12.4%	12.5%	12.8%	11.5%
Tier 1 capital to risk-weighted assets	10.5%	9.9%	10.4%	9.8%	9.7%	9.7%	10.3%
Tier 1 capital to average assets (leverage ratio)	9.1%	8.1%	9.3%	7.7%	8.4%	8.5%	8.6%
Common equity Tier 1 capital to risk-weighted assets	9.3%	8.8%	9.3%	8.8%	8.9%	N/R	N/R

N/R—Not reported

UNAUDITED SELECTED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited selected pro forma condensed combined financial information presents how the combined financial statements of Renasant and Brand may have appeared had their businesses actually been combined at the dates presented. This information is based on the separate historical financial statements of Renasant and Brand after giving effect to the announced merger with Brand and the issuance of Renasant common stock and cash payments in connection therewith, Renasant’s acquisition of Metropolitan (which was completed on July 1, 2017), as well as the assumptions and adjustments described in the explanatory notes accompanying the unaudited pro forma condensed combined financial statements appearing elsewhere in this proxy statement/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Information” on page 138. Under the terms of the merger agreement between Renasant and Brand, Brand will merge with and into Renasant, with Renasant the surviving corporation. Upon completion of the merger, each share of Brand common stock will be converted into the right to receive 32.87 shares of Renasant common stock and $77.50 in cash, less the Special Assets adjustment. See “The Merger Agreement—Downward Adjustment to the Merger Consideration and the Cash Out Amount.” For purposes of preparing this unaudited selected pro forma condensed combined financial information, Renasant has assumed that (1) the Special Assets will be resolved consistent with the assumed Special Assets adjustment, such that the exchange ratio will be 31.78, the cash consideration will be $74.72 and the option cash out amount will be $1,521, and (2) each of the Morgan 280G proposal and the Cochran/Fairey 280G proposal will be approved such that Section 280G is inapplicable to the payments covered by such proposals.

The unaudited pro forma condensed combined balance sheet information gives effect to the merger with Brand as if it occurred on March 31, 2018. The unaudited pro forma condensed combined income statement information for the three months ended March 31, 2018 and for the year ended December 31, 2017 gives effect to the merger with Brand and the merger with Metropolitan as if they had been completed on January 1, 2017. The historical consolidated financial information has been adjusted to reflect factually supportable items that are directly attributable to the Brand merger or the Metropolitan merger and, with respect to the income statements only, expected to have a continuing impact on the consolidated company’s results of operations. In addition, Renasant is still finalizing its determination of the fair values of the assets and liabilities of Metropolitan.

The unaudited selected pro forma condensed combined financial information is presented for illustrative purposes only. This pro forma information is not necessarily, and should not be assumed to be, indicative of the financial results that the combined company would have achieved had the companies (including Metropolitan) actually been combined at the beginning of the period presented nor indicative of the financial results that may be achieved in the future. The pro forma information does not reflect the impact of possible business model changes as a result of current market conditions which may impact revenues, expense efficiencies, asset dispositions, share repurchases and other factors. The preparation of unaudited pro forma condensed combined financial information required Renasant’s management to make certain assumptions and estimates.

The unaudited selected pro forma condensed combined financial information has been derived from and should be read in conjunction with the consolidated financial statements and the related notes of both Renasant and Brand as of and for the year ended December 31, 2017 and as of and for the quarter ended March 31, 2018, which are incorporated by reference into, or accompany, this proxy statement/prospectus, and in conjunction with the more detailed unaudited pro forma condensed combined financial information, including the notes thereto, appearing elsewhere in this proxy statement/prospectus. See “Where You Can Find More Information” on page 136, “Unaudited Pro Forma Condensed Combined Financial Information” on page 138 and Annex D, Annex E, Annex F and Annex G hereto.

Unaudited Selected Pro Forma Condensed Combined Balance Sheet Data:

As of March 31, 2018
(In thousands)
Total loans, net	$9,505,549
Total assets	12,894,944
Total deposits	10,275,598
Trust preferred securities	107,562
Subordinated debt	146,071
Other borrowings	265,128
Total shareholders’ equity	1,987,666

Unaudited Selected Pro Forma Condensed Combined Income Statement Data:

	Three months ended March 31, 2018	Twelve months ended December 31, 2017
	(In thousands, except per share data)	(In thousands, except per share data)
Net interest income	$110,909	$437,871
Provision for loans losses	2,250	9,855
Income before income taxes	52,272	202,831
Net income	40,560	110,979
Basic earnings per share	$0.69	$1.89
Diluted earnings per share	$0.69	$1.88
Cash dividends per common share	$0.19	$0.73

COMPARATIVE PER SHARE DATA

The following table sets forth for Renasant common stock and Brand common stock certain historical, pro forma and pro forma-equivalent per share financial information as of and for the three months ended March 31, 2018 and the year ended December 31, 2017. The unaudited pro forma and pro forma-equivalent per share information gives effect to the merger as if the transaction had been effective as of the dates presented, in the case of the book value data, and as if the transaction as well as Renasant’s acquisition of Metropolitan (which was completed effective July 1, 2017) had become effective on January 1, 2017, in the case of the net income and dividends declared data. The unaudited pro forma data in the table assumes that the merger is accounted for using the acquisition method of accounting, with Renasant as the acquiror, and represents a current estimate based on available information of the combined company’s results of operations.

The pro forma financial adjustments record the assets and liabilities of Brand at their estimated fair values and are subject to adjustment as additional information becomes available and as additional analyses are performed; in addition, Renasant is still finalizing its determination of the fair values of the assets and liabilities of Metropolitan. The information in the following table is based on, and should be read together with, the historical financial information of Renasant presented in its prior filings with the SEC that are incorporated herein by reference, the historical financial information of Brand presented in Annex D, Annex E, Annex F and Annex G attached to this proxy statement/prospectus, and the selected historical financial data of Renasant and Brand in this proxy statement/prospectus. See “Selected Historical Financial Data of Renasant” beginning on page 18, “Selected Historical Financial Data of Brand” on page 20, “Where You Can Find More Information” on page 136 and Annex D, Annex E, Annex F and Annex G.

We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and revenue enhancement opportunities. The unaudited pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible business model changes as a result of current market conditions which may impact revenues, expense efficiencies, asset dispositions, share repurchases and other factors. It also does not necessarily reflect what the historical results of the combined company would have been had the companies (including Metropolitan) been combined during these periods nor is it indicative of the results of operations in future periods or the future financial position of the combined company. The Comparative Per Share Data table combines the historical income per share data of Renasant and subsidiaries and Brand and subsidiaries giving effect to the transaction as if the merger (as well as Renasant’s acquisition of Metropolitan), using the acquisition method of accounting, had become effective on January 1, 2017. The pro forma adjustments are based upon available information and certain assumptions that Renasant’s management believes are reasonable. Upon completion of the merger, the operating results of Brand will be reflected in the consolidated financial statements of Renasant on a prospective basis.

	March 31, 2018 (3 months)			December 31, 2017 (12 months)
	Net Income*	Book Value – Common**	Cash Dividends – Common	Net Income*	Book Value – Common**	Cash Dividends – Common
Renasant Historical	$0.68	$31.03	$0.19	$1.96	$30.72	$0.73
Brand Historical	19.95	660.10	—	39.99	655.00	—
Pro Forma Combined	0.69	33.77	0.19	1.88	33.51	0.73
Per Equivalent Brand Share***	21.93	1,073.21	6.04	59.75	1,064.95	23.20

*	Income per share is calculated on diluted shares.
**	Book Value per share is calculated on the number of shares outstanding as of the end of the period.
***	Per Equivalent Brand Share is pro forma combined multiplied by the exchange ratio of 31.78, based on the assumed Special Assets adjustment. See “The Merger Agreement—Downward Adjustment to the Merger Consideration and the Cash Out Amount.”

RISK FACTORS

In addition to the general investment risks and other information included in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the heading “Cautionary Statement Regarding Forward-Looking Statements” on page 7 and the matters discussed under the caption “Risk Factors” in Renasant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC (as updated by subsequently filed Forms 10-Q and other reports filed with the SEC), Brand shareholders should carefully consider the matters described below in determining whether to approve the merger agreement and the other proposals presented in this proxy statement/prospectus. Brand shareholders should also read and consider the risks associated with Renasant’s business because these risks will relate to the combined company. If any of the following risks or other risks that have not been identified, or that Renasant and Brand currently believe are immaterial, actually occur, the business, financial condition and results of operations of the combined company could be harmed.

Risks Related to the Merger

Because the market price of Renasant common stock will fluctuate, Brand shareholders cannot be sure of the market value of the merger consideration they will receive.

Upon completion of the merger, each outstanding share of Brand common stock will be converted into the right to receive the merger consideration consisting of 31.78 shares of Renasant common stock and $74.72 in cash, as well as cash in lieu of the issuance of any fractional share of Renasant common stock, assuming the exchange ratio and cash consideration are adjusted consistent with the assumed Special Assets adjustment. The market value of the stock consideration may vary from the closing price of Renasant common stock on the date we announced the merger, on the date that this proxy statement/prospectus was mailed to Brand shareholders, on the date of the special meeting of the Brand shareholders and on the date we complete the merger and thereafter. Any change in the market price of Renasant common stock prior to completion of the merger will affect the aggregate value of the merger consideration that Brand shareholders will receive upon completion of the merger. Accordingly, at the time of the special meeting, Brand shareholders will not know or be able to calculate the aggregate value of the merger consideration they would receive upon completion of the merger. Neither company is permitted to terminate the merger agreement or resolicit the vote of Brand shareholders solely because of changes in the market price of Renasant’s stock. There will be no adjustment to the merger consideration for changes in the market price of shares of Renasant common stock. Stock price changes result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control. You should obtain a current market quotation for Renasant common stock before you vote.

The merger consideration will be adjusted downward based on the results of Brand’s efforts to resolve the Special Assets, which will result in shareholders receiving fewer Renasant shares as stock consideration and less cash consideration than as set forth in the merger agreement.

As of December 31, 2017, Brand held on its balance sheet approximately $54.8 million in Special Assets, consisting of $45.8 million in classified loans, $8.0 million in other real estate owned and $1.0 million in new loan originations. Brand may sell or otherwise resolve the Special Assets at any time prior to the completion of the merger. Under the merger agreement, if Brand is unable to resolve all of the Special Assets prior to the Special Assets resolution date (that is, the date that is 30 days prior to the effective time of the merger), and/or the aggregate proceeds received in the resolution of Special Assets are less than the aggregate book value of the Special Assets resolved, then the amount of the merger consideration will be reduced, on a dollar-for-dollar, after-tax basis, by the book value shortfall. The book value shortfall is the sum of (1) the book value of any Special Assets that Brand has been unable to resolve prior to the Special Assets resolution date and (2) the amount by which the aggregate proceeds from the resolution of Special Assets prior to the Special Assets resolution date is less than the aggregate book value of the Special Assets resolved.

As of the date of this proxy statement/prospectus, Brand has realized $4.9 million in losses on its resolution of $24.0 million of the Special Assets, resulting in a $4.6 million purchase price adjustment as of such date. In addition, Brand has agreed in principle to sell the remaining Special Assets for an amount equal to approximately 50.6% of the book value thereof. Assuming that Brand is able to complete the sale of these remaining Special Assets pursuant to this agreement (or otherwise resolves such Special Assets at the same price), there will be an additional $11.6 million purchase price adjustment, resulting in an aggregate $16.2 million purchase price adjustment. The final purchase price adjustment will reduce each shareholder’s pro rata share of the merger consideration. Although Brand expects to sell the remaining Special Assets pursuant to these third party bids, we cannot guarantee that these sales will occur or that, if the sales do not occur pursuant to the aforementioned agreement, Brand will be able to resolve all of the remaining Special Assets prior to the Special Assets resolution date. Also, although we are targeting an August 1 closing date, which would result in the Special Assets resolution date being July 2, 2018, other factors, such as the status of the receipt of the regulatory approvals required to consummate the merger, will influence the date we actually close the merger, and thus the Special Assets resolution date. Accordingly, it could be that the Special Assets resolution date will occur after the date of the special meeting of Brand shareholders. Even if the Special Assets resolution date occurs prior to the date of the special meeting, the parties do not intend to issue a press release or otherwise notify Brand shareholders of the final adjustments to the merger consideration as a result of the Special Assets adjustment. Therefore, Brand shareholders will not know the exact number of shares of Renasant common stock and the exact amount of cash they will receive as merger consideration upon completion of the merger. This proxy statement/prospectus assumes that all of the remaining Special Assets will be sold pursuant to the aforementioned agreement (or will otherwise be sold for the same price), and as a result the exchange ratio will be adjusted from 32.87 to 31.78 and the cash consideration will be adjusted from $77.50 to $74.72. This proxy statement/prospectus also describes the impact on the exchange ratio and the amount of the cash consideration if none of the remaining Special Assets are sold prior to the Special Assets resolution date.

Neither company is permitted to terminate the merger agreement solely because of adjustments to the merger consideration in connection with the resolution of Special Assets. Further, neither company is permitted to resolicit the vote of Brand shareholders on account of adjustments to the merger consideration, and we currently have no intention of resoliciting the vote of Brand shareholders if the Special Assets resolutions date (and thus the adjustment to the merger consideration) occurs after the date of the special meeting of Brand shareholders.

For a more complete description of the downward adjustment to the merger consideration, see “The Merger Agreement—Downward Adjustment to the Merger Consideration and the Cash Out Amount” beginning on page 74.

Depending on the terms and conditions of a sale of the Special Assets, the sale could be treated for U.S. federal income tax purposes as a taxable distribution.

Under certain circumstances (including, for example, a sale for nominal consideration), a sale of the Special Assets, or the equity interests of an entity whose sole assets are the Special Assets, to Brand’s shareholders or to an entity owned by Brand’s shareholders could be treated as a distribution to holders of common stock for U.S. federal income tax purposes. In the event such a sale were treated as a distribution, the amount of such distribution to a U.S. holder would be treated, first, as a taxable dividend to the extent of Brand’s current and accumulated earnings and profits for the taxable year of such distribution, second, as a tax-free return of capital, which would reduce the adjusted tax basis of the U.S. holder’s Brand common stock, and, third, to the extent the remaining amount of the distribution exceeds such tax basis, as capital gain recognized on a sale or exchange.

Brand shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Brand shareholders currently have the right to vote in the election of the Brand board of directors and on other matters affecting Brand. When the merger occurs, each Brand shareholder that receives shares of Renasant common stock will become a Renasant shareholder with a percentage ownership of the combined organization that is smaller than such shareholder’s current percentage ownership of Brand. It is currently expected that the former shareholders of Brand as a group will receive shares in the merger constituting approximately 16.1% of the outstanding shares of Renasant’s common stock immediately after the merger. Because of this, Brand shareholders will have less influence on the management and policies of Renasant than they now have on the management and policies of Brand.

Brand will be subject to business uncertainties and contractual restrictions while the merger is pending.

Brand’s employees and customers may be uncertain about the effect on Brand of the merger, and this uncertainty may adversely affect Brand’s ability to attract, retain and motivate key personnel until the merger is completed. In addition, customers, vendors and other third parties could seek to alter their existing business relationships with Brand on account of the merger. Because of uncertainty about their future employment with Renasant following the merger, retention of certain employees by Brand may be challenging while the merger is pending. If key employees depart for any reason, Brand’s business, both while the merger is pending and after its completion, could be negatively impacted. In addition, Brand has agreed to certain contractual restrictions on the operation of its business prior to closing. See “The Merger Agreement—Covenants and Agreements” on page 79 for a discussion of the restrictive covenants applicable to Brand.

The merger agreement limits Brand’s ability to pursue an alternative acquisition proposal and requires Brand to pay a termination fee of $19.0 million under limited circumstances relating to alternative acquisition proposals.

The merger agreement prohibits Brand from, among other things, soliciting, initiating or facilitating certain alternative acquisition proposals with any third party unless Brand’s directors conclude in good faith (after consultation with its financial advisor (as to financial matters) and outside legal counsel) that (1) their failure to take such action would be reasonably likely to result in a violation of their fiduciary duties under applicable law and (2) such alternative transaction is or is reasonably likely to result in a transaction more favorable to Brand’s shareholders from a financial point of view than the merger with Renasant and is reasonably likely to be consummated on the terms proposed. See “The Merger Agreement—No Solicitation of Other Offers” on page 82. The merger agreement also provides for the payment by Brand of a termination fee in the amount of $19.0 million in the event that either party terminates the merger agreement for certain reasons. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Brand from considering or proposing such an acquisition, even if this third party was willing to pay consideration with a higher per share value than the consideration payable in the merger with Renasant. Similarly, such a competing acquiror might propose a price lower than it might otherwise have been willing to offer because of the potential added expense of the termination fee that may become payable to Renasant in certain circumstances under the merger agreement. See “The Merger Agreement—Termination Fee” on page 89.

Brand has not obtained, and does not expect to obtain, an updated fairness opinion from Evercore Group L.L.C. reflecting the adjustment to the merger consideration as a result of the Special Assets adjustment or other changes in circumstances that may have occurred since the signing of the merger agreement.

Brand has not obtained an updated opinion as of the date of this proxy statement/prospectus from Evercore, Brand’s financial advisor, regarding the fairness, from a financial point of view, of the consideration to be received by Brand shareholders in connection with the merger after giving effect to the Special Assets adjustment. The Evercore opinion is dated March 28, 2018, and it only addresses the fairness, from a financial point of view, of the merger consideration set forth in the merger agreement, being 32.87 shares of Renasant common stock and $77.50 in cash. In addition, changes in the operations and prospects of Renasant or Brand, general market and economic conditions and other factors that may be beyond the control of Renasant and Brand, and on which the fairness opinion was based, may have altered the value of Renasant or Brand or the price of Renasant stock as of the date of this proxy statement/prospectus, or may alter such values and price by the time the merger is completed. The opinion does not address the fairness of the merger consideration from a financial point of view as of the date of this proxy statement/prospectus or at the time the merger is completed or as of any date other than the date of such opinion. For a description of the opinion that Brand received from its financial advisor, please refer to “The Merger—Opinion of Brand’s Financial Advisor” beginning on page 52. For a description of the other factors considered by Brand’s board of directors in determining to approve the merger, please refer to “The Merger—Brand’s Reasons for the Merger; Recommendation of the Brand Board of Directors” beginning on page 50.

Certain of Brand’s directors and executive officers have interests in the merger that may differ from the interests of Brand’s shareholders including, if the merger is completed, the receipt of financial and other benefits.

Brand’s executive officers and directors have interests in the merger that are in addition to, and may be different from, the interests of Brand shareholders generally. These interests include, among others, the following:

•	payments attributable to the cash-out of in-the-money options previously granted under the Brand Stock Incentive Plan, as provided under the merger agreement;

•	certain cash payments that will be made on account of the termination of the change in control provisions of the employment agreements or pursuant to change in control and retention agreements previously entered into by certain Brand officers;

•	certain cash payments that will be made after the closing under the terms of supplemental executive employment agreements previously entered into with certain Brand officers;

•	the right to continued indemnification and directors’ and officers’ liability insurance coverage by Brand after the completion of the merger;

•	with respect to Messrs. Morgan, Fairey and Dunlap, employment with Renasant Bank after the closing under the terms and conditions of the employment agreements that each of them entered into with Renasant or Renasant Bank, which will become effective upon the closing;

•	with respect to Connie L. Engel, a member of Brand’s board of directors, she will be appointed to Renasant’s and Renasant Bank’s boards of directors upon completion of the merger; and

•	with respect to Mr. Morgan, he will be appointed to Renasant Bank’s board of directors upon completion of the merger.

See “The Merger—Interests of Certain Brand Directors and Executive Officers in the Merger” beginning on page 63 for a discussion of these interests.

The merger is subject to the receipt of consents and approvals from governmental entities that may impose conditions that could delay the completion of the merger or have an adverse effect on the combined company following the merger.

Before the merger may be completed, various approvals or consents or waivers must be obtained from the Federal Reserve, the FDIC and various domestic bank, securities and other regulatory authorities. These governmental entities may request additional information regarding Renasant’s and Brand’s regulatory applications and notices, and they may impose conditions on the completion of the merger or require changes to the terms of the merger. Although Renasant and Brand do not currently expect that any material conditions or changes would be imposed, there can be no assurances that they will not be. Such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on, or limiting the revenues of, the combined company following the merger, any of which might have an adverse effect on the combined company following the merger. See “The Merger—Regulatory and Third-Party Approvals” beginning on page 68 for a discussion of these approvals.

The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed.

The merger is subject to customary conditions to closing, including the receipt of required regulatory approvals and the approval of Brand’s shareholders. If any condition to the merger is not satisfied or waived (to the extent waiver is legally permitted at all), the merger will not be completed. In addition, Renasant and Brand may terminate the merger agreement under certain circumstances even if the merger is approved by Brand’s shareholders, including but not limited to if the merger has not been completed on or before March 31, 2019 (unless the required regulatory approvals are pending and have not been finally resolved, in which event such date shall be automatically extended to June 30, 2019, unless the failure to complete the merger by the termination date (as it may be extended) is due to the breach of the merger agreement by the party seeking to terminate). In the event the merger agreement is terminated, Brand would not realize any of the expected benefits of having completed the merger. If the merger is not completed, additional risks could materialize, which could materially and adversely affect the business, financial condition and results of operations of Brand. For more information on closing conditions to the merger agreement, see “The Merger Agreement—Conditions to Completion of the Merger” on page 87.

Renasant and Brand may waive one or more of the conditions to the merger without re-soliciting Brand shareholder approval for the merger agreement.

Each of the conditions to the obligations of Renasant and Brand to complete the merger may be waived, in whole or in part, to the extent permitted by applicable law, by agreement of Renasant and Brand, if the condition is a condition to both parties’ obligation to complete the merger, or by the party for which such condition is a condition of its obligation to complete the merger. The boards of directors of Renasant and Brand will evaluate the materiality of any such waiver to determine whether amendment of this proxy statement/prospectus and the re-solicitation of the approval of the merger by Brand shareholders is necessary. Renasant and Brand, however, generally do not expect any such waiver to be significant enough to require re-solicitation of Brand’s shareholders, except that if the parties waive the condition to their respective obligation to complete the merger that each party receive an opinion from its tax counsel as to the tax consequences of the merger, and such tax consequences have materially changed from the consequences described herein, re-solicitation of Brand’s shareholders will be required. In the event that any such waiver is not determined to be significant enough to require re-solicitation of Brand’s shareholders, we will have the discretion to complete the merger without seeking further shareholder approval.

The pro forma condensed combined financial information may not be representative of Renasant’s results following the merger.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only. This pro forma information is not necessarily, and should not be assumed to be, indicative of the financial results that the combined company would have achieved had the companies actually been combined at the beginning of the period presented nor indicative of the financial results that may be achieved in the future. The pro forma information does not reflect the impact of possible business model changes as a result of current market conditions which may impact revenues, expense efficiencies, asset dispositions, share repurchases and other factors.

The assets and liabilities of Brand have been measured at fair value based on various preliminary estimates using assumptions that Renasant’s management believes are reasonable. The process for calculating the fair value of acquired assets and assumed liabilities requires the use of estimates. These estimates may be revised as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the pro forma financial information and the final acquisition accounting will occur and could have a material impact on the pro forma financial information and the combined company’s financial position and future results of operations. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the closing. See “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 138.

If the merger is not completed, Brand will have incurred substantial expenses without realizing the expected benefits of the merger.

Brand has incurred substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as a portion of the costs and expenses of filing, printing and mailing this proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger. If the merger is not completed, Brand would have to recognize these expenses without realizing the expected benefits of the merger.

Risks Related to the Combined Company after the Merger

Renasant may not be able to successfully integrate Brand or realize the anticipated benefits of the merger.

Renasant’s merger with Brand involves the combination of two bank holding companies that previously have operated and, until completion of the merger, will continue to operate independently. A successful combination of the operations of the two entities will depend substantially on Renasant’s ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. Renasant may not be able to combine the operations of Brand with its operations without encountering difficulties, such as:

•	the loss of key employees and customers;

•	the disruption of operations and business;

•	inability to maintain and increase competitive presence;

•	deposit attrition, customer loss and revenue loss;

•	possible inconsistencies in standards, control procedures and policies;

•	unexpected problems with costs, operations, personnel, technology and credit; and/or

•	problems with the assimilation of new operations, sites or personnel, which could divert resources from regular banking operations.

Additionally, general market and economic conditions and governmental actions affecting the financial industry generally may inhibit Renasant’s successful integration of Brand.

Further, Renasant entered into the merger agreement with the expectation that the merger will result in various benefits including, among other things, benefits relating to enhanced revenues, a strengthened market position for the combined company in the metro Atlanta, Georgia market, cross-selling opportunities, technology, cost savings and operating efficiencies. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including whether Renasant integrates Brand in an efficient and effective manner, and general competitive factors in the marketplace. In this regard, in recent months the acquisition of a number of other financial institutions with a significant presence in the metro Atlanta, Georgia market have been announced. On account of this consolidation, Renasant’s expectations and assumptions regarding the competitive conditions in this market may prove to be inaccurate. Renasant also believes that its ability to successfully integrate Brand with its operations will depend to a large degree upon its ability to retain Brand’s existing management personnel. Although Renasant has entered into employment agreements with Bartow Morgan, Jr., Brand’s Chief Executive Officer, Richard A. Fairey, Brand’s President and Chief Operating Officer, and R. Michael Dunlap, Brand’s Director of Commercial Banking, there can be no assurances that any of them or any other key employees will not subsequently depart. See “The Merger—Interests of Certain Brand Directors and Executive Officers in the Merger” beginning on page 63.

Renasant’s failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could materially impact its business, financial condition and operating results. In addition, the attention and effort devoted to the integration of Brand with Renasant’s existing operations may divert management’s attention from other important issues and could seriously harm its business. Finally, any cost savings that are realized may be offset by losses in revenues or other charges to earnings.

The market price of Renasant common stock after the merger may be affected by factors different from those currently affecting Renasant common stock.

The businesses of Renasant and Brand differ in some respects and, accordingly, the results of operations of the combined company and the market price of Renasant’s common stock after the merger may be affected by factors different from those currently affecting the independent results of operations of Renasant and Brand. For a discussion of the business of Renasant and of certain factors to consider in connection with the business, see the documents incorporated by reference into this proxy statement/prospectus and referred to under the heading “Where You Can Find More Information” beginning on page 136.

The price of Renasant’s common stock might decrease after the merger.

The value of the shares of Renasant’s common stock you will receive in the merger along with the cash payment you will receive for any fractional share of Renasant common stock in the merger will increase or decrease as the market price for Renasant’s common stock changes. During the twelve-month period ended on June 20, 2018 (the most recent practicable date before the printing of the proxy statement/prospectus), the price of Renasant’s common stock varied from a low of $37.68 to a high of $49.78, and ended that period at $48.10. The market value of Renasant’s common stock fluctuates based upon general market and economic conditions, Renasant’s business and prospects and other factors. In addition, if Renasant does not achieve the perceived benefits of the merger or the effect of the merger on Renasant’s financial results is not consistent with the expectations of financial or industry analysts, the price of Renasant common stock may decline.

The shares of Renasant common stock to be received by Brand shareholders as a result of the merger will have different rights from the shares of Brand common stock.

Upon completion of the merger, Brand shareholders will become Renasant shareholders and their rights as shareholders will be governed by the Renasant Articles, the Renasant Bylaws and Mississippi law. The rights associated with Brand common stock are different from the rights associated with Renasant common stock. Please see “Comparison of Rights of Shareholders of Brand and Renasant” beginning on page 99 for a discussion of the different rights associated with Renasant common stock.

The trading volume in Renasant common stock and the sale of substantial amounts of Renasant common stock after the merger could negatively impact the price of Renasant common stock.

Renasant cannot predict the effect, if any, that future sales of its common stock in the market, or availability of shares of its common stock for sale in the market, will have on the market price of its common stock. Sales of substantial amounts of its common stock in the market, or the potential for large amounts of sales in the market, could result in a decline in the price of its common stock or impair its ability to raise capital through sales of its common stock in the public markets.

BRAND SPECIAL MEETING

This section contains information about the special meeting of Brand shareholders that has been called to consider and vote on the merger proposal, the Morgan 280G proposal, the Cochran/Fairey 280G proposal and the adjournment proposal. Together with this proxy statement/prospectus, Brand is also sending its shareholders a notice of the special meeting and a form of proxy that the Brand board of directors is soliciting for use at the special meeting and at any adjournments or postponements of the special meeting. In addition, with respect to shareholders who are “ineligible shareholders” (see “Vote Required” below), Brand delivered, at the same time as the delivery of such shareholders’ copy of this proxy statement/prospectus, a notice advising them of their status.

On or about June 27, 2018, Brand commenced mailing or otherwise delivering this proxy statement/prospectus and the enclosed form of proxy card (and, if applicable, a notice of “ineligible shareholder” status) to its shareholders entitled to vote at the special meeting.

Date, Time and Place of Meeting

The special meeting will be held on July 26, 2018, at 3328 Peachtree Road, Suite 400, Atlanta, Georgia 30326 at 10:00 a.m., local time.

Matters to Be Considered

The purpose of the special meeting is to vote on:

•	the merger proposal;

•	the Morgan 280G proposal;

•	the Cochran/Fairey 280G proposal;

•	the adjournment proposal; and

•	any other business properly brought before the special meeting or any adjournment or postponement thereof.

Record Date and Quorum

The close of business on June 22, 2018 has been fixed as the record date for determining the Brand shareholders entitled to receive notice of and to vote at the special meeting. At that time, 293,106.3436 shares of Brand common stock were outstanding, held by approximately 207 holders of record.

In order to conduct voting at the special meeting, there must be a quorum, which is the number of shares that must be present at the meeting, either in person or by proxy. The presence at the meeting, in person or by proxy, of at least a majority of Brand common stock entitled to vote at the special meeting will constitute a quorum. Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present.

Vote Required

Approval of the merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Brand common stock entitled to vote.

Approval of each of the Morgan 280G proposal and the Cochran/Fairey 280G proposal requires the affirmative vote of holders of more than 75% of the outstanding shares of Brand common stock, excluding 27,172.5635 shares of Brand common stock owned by ineligible shareholders. For purposes of Section 280G, an

“ineligible shareholder” generally includes the individual(s) whose payments are subject to the vote and their related shareholders. Approval of the 280G proposals is not a condition of the merger, and these proposals are separate from the vote on the merger proposal.

Approval of the adjournment proposal requires the affirmative vote of a majority of the shares represented, in person or by proxy, at the special meeting and entitled to vote, assuming that a quorum is present.

For each share of Brand common stock you hold as of the record date, you are entitled to one vote at the special meeting on each proposal to be considered. If you are considered an ineligible shareholder, any vote that you cast on the 280G proposals will be disregarded and will have no impact on the outcome of the votes on these proposals.

Certain principal shareholders of Brand, all of Brand’s directors as well as Brand’s President, Richard A. Fairey, and its Chief Financial Officer, Robert L. Cochran, have entered into shareholder support agreements in favor of Renasant and Brand pursuant to which they have agreed, in their capacity as Brand shareholders, to vote all of their shares in favor of the approval of the merger proposal and the 280G proposals. As of the record date, these shareholders, directors and executive officers of Brand and their affiliates had the right to vote 158,422.3082 shares of Brand common stock, or approximately 54% of the outstanding Brand shares entitled to vote at the special meeting. We expect these individuals to vote their Brand common stock in favor of the approval of the merger proposal and the 280G proposals in accordance with these support agreements. As of the record date, all directors and executive officers of Brand, including their affiliates, had the right to vote 149,980.7779 shares of Brand common stock, or approximately 51% of the outstanding Brand shares entitled to vote at the special meeting, and held options to purchase 16,949.4 shares of Brand common stock.

Proxies

The form of proxy accompanying this proxy statement/prospectus contains instructions for voting Brand common stock. If you hold Brand common stock in your name as a shareholder of record and are voting, you should complete, sign, date and return the proxy card accompanying this proxy statement/prospectus in the enclosed postage-paid return envelope to ensure that your vote is counted at the special meeting, or at any adjournment or postponement of the special meeting, regardless of whether you plan to attend the special meeting. If you hold your Brand common stock in “street name” through a bank, broker or other holder of record, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker.

All shares represented by valid proxies that Brand receives through this solicitation, and that are not revoked, will be voted in accordance with the instructions on the proxy card, except that any votes cast by ineligible shareholders on the 280G proposals will be disregarded. If you make no specification on your proxy card how you want your Brand common stock voted before signing and returning it, your proxy will be voted “FOR” the approval of the merger proposal, “FOR” the approval of the Morgan 280G proposal, “FOR” the approval of the Cochran/Fairey 280G proposal and “FOR” the approval of the adjournment proposal (but no votes will be cast on behalf of any individual in respect of the 280G proposals if he or she is considered ineligible).

If you are the registered holder of your Brand common stock or you obtain a broker representation letter from your bank, broker or other holder of record of your Brand common stock and in all cases you bring proof of identity, you may vote your Brand common stock in person by ballot at the special meeting. Votes properly cast at the special meeting, in person or by proxy, will be tallied by Brand’s inspector of elections.

If you hold Brand common stock through the Brand 401(k) plan, you vote the shares allocated to your plan accounts, whether or not vested, by providing voting instructions to a delegate of the trustee of the plan. If you fail to provide instructions, the trustee’s delegate will vote the shares on your behalf as directed by the investment committee. The trustee will vote unallocated shares as directed by the investment committee.

Revocation of Proxies

If you hold Brand common stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by signing and returning a proxy card with a later date, delivering a written revocation letter to Brand’s Chief Executive Officer, or by attending the special meeting in person and voting by ballot at the special meeting. Any Brand shareholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence of a shareholder at the special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking a Brand proxy should be addressed to:

Brand Group Holdings, Inc.

106 Crogan Street

Lawrenceville, Georgia 30046

Attn: Bartow Morgan, Jr.

If your Brand common stock is held in “street name” by a bank, broker or other holder of record, you should follow the instructions of your bank, broker or other holder of record regarding the revocation of proxies. If your Brand common stock is held through the Brand 401(k) plan, you should follow the instructions of the plan’s trustee.

Treatment of Abstentions and Failure to Vote

Because approval of the merger proposal, the Morgan 280G proposal and the Cochran/Fairey 280G proposal requires the affirmative vote of a percentage of all outstanding shares of Brand common stock—either a majority, with respect to the merger proposal, or more than 75% (excluding shares held by ineligible shareholders), with respect to each of the 280G proposals—an abstention or failure to vote your shares will have the same effect as a vote against the approval of the relevant proposal. Approval of the adjournment proposal by Brand shareholders requires only the affirmative vote of a majority of the shares represented, in person or by proxy, at the special meeting and entitled to vote. Accordingly, your failure to vote, an abstention or a broker non-vote will have no effect on the adjournment proposal.

The Brand board of directors urges you to promptly vote your Brand common stock by completing, dating and signing the accompanying proxy card and returning it promptly in the enclosed postage-paid envelope. If you hold your Brand common stock in “street name” through a bank, broker or other holder of record, please vote by following the voting instructions of your bank, broker or other holder of record.

Recommendation of the Brand Board of Directors

The Brand board of directors has unanimously adopted and approved the merger agreement and the transactions it contemplates, including the merger and the payments to Messrs. Morgan, Cochran and Fairey in connection therewith. The Brand board of directors determined that the merger, merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Brand and its shareholders. Accordingly, the Brand board of directors unanimously recommends that you vote your Brand common stock “FOR” approval of the merger proposal, “FOR” the approval of the Morgan 280G proposal, “FOR” the approval of the Cochran/Fairey 280G proposal and “FOR” the adjournment proposal. See “The Merger—Brand’s Reasons for the Merger; Recommendation of the Brand Board of Directors” on page 50 for a more detailed discussion of the Brand board of directors’ recommendation.

Solicitation of Proxies

Brand is soliciting your proxy in conjunction with the merger. Brand will bear the entire cost of soliciting proxies from its shareholders. In addition to solicitation of proxies by mail, Brand will request that banks, brokers and other record holders send proxies and proxy materials to the beneficial owners of Brand common stock and secure their voting instructions. If necessary, Brand may use several of its regular employees, who will not be specially compensated, to solicit proxies from Brand shareholders, either personally or by telephone, facsimile, letter or other electronic means.

Dissenters’ Rights

Holders of Brand common stock who comply with Article 13 of the GBCC are entitled to exercise their dissenters’ rights and receive a cash payment equal to the “fair value” of the shares of Brand common stock owned by such shareholder, as determined by a Georgia court, in lieu of the right to receive the merger consideration, if the merger is consummated. A copy of Article 13 of the GBCC is attached as Annex C to this proxy statement/prospectus. Please see the section entitled “The Merger—Dissenters’ Rights” beginning on page 69 for a summary of the procedures to be followed in asserting dissenters’ rights. Failure to take all of the steps required under Georgia law may result in the loss of dissenters’ rights by a Brand shareholder.

Attending the Special Meeting

All holders of Brand common stock, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Brand reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. Everyone who attends the special meeting must abide by the rules for the conduct of the meeting. These rules will be printed on the meeting agenda. Even if you plan to attend the special meeting, we encourage you to vote by proxy so your vote will be counted if you later decide not to attend the special meeting.

Other Matters

As of the date of this proxy statement/prospectus, management of Brand was unaware of any other matters to be brought before the special meeting other than those set forth herein. However, if any other matters are properly brought before the special meeting, the persons named in the enclosed form of proxy for Brand will have discretionary authority to vote all proxies with respect to such matters in accordance with their best judgment.

THE BRAND PROPOSALS

Proposal No. 1—Merger Proposal

Brand is asking its shareholders to approve the merger agreement and the transactions contemplated thereby. Brand urges Brand shareholders to read this proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger of Brand with and into Renasant. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.

After careful consideration, the Brand board of directors has unanimously adopted and approved the merger agreement and the transactions it contemplates, including the merger and the payments to Messrs. Morgan, Cochran and Fairey in connection therewith. The Brand board of directors determined that the merger, merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Brand and its shareholders. See “The Merger—Brand’s Reasons for the Merger; Recommendation of the Brand Board of Directors” included elsewhere in this proxy statement/prospectus for a more detailed discussion of the Brand board recommendation.

Brand’s board of directors unanimously recommends a vote “FOR” the merger proposal.

Proposal No. 2—Morgan 280G Proposal

As more fully described below, Brand is asking its shareholders to approve certain payments that Mr. Morgan is eligible to receive from Brand or Renasant upon the completion of the merger under his employment agreement and other compensatory arrangements with Brand, but only if approved by the shareholders of Brand (the value of Mr. Morgan’s payments subject to approval by eligible shareholders of Brand is referred to as the “Morgan approval amount”).

Golden Parachute Tax Rules. Brand has determined that the consummation of the transactions contemplated by the merger agreement will constitute a “change in control” of Brand for purposes of the “golden parachute” rules under Section 280G and Section 4999 of the Code. Under the golden parachute rules, “parachute payments” made to Mr. Morgan from Brand or Renasant upon the completion of the merger that equal or exceed three times his “base amount” (the average annual compensation paid to Mr. Morgan by Brand includable in his income during the five whole calendar years preceding the year of the merger) will generally trigger adverse tax consequences to Brand, Renasant and Mr. Morgan, including the imposition of a 20% excise tax on Mr. Morgan and the loss of the Federal income tax deduction by Brand or Renasant for the payments. If the adverse tax consequences are triggered, the excise tax will be imposed on, and the nondeductible payments will equal, all parachute payments in excess of Mr. Morgan’s base amount. Parachute payments in an amount equal to three times Mr. Morgan’s base amount minus $1.00, referred to as the “Morgan safe harbor amount,” will not trigger these adverse consequences.

Under Section 280G, the adverse tax consequences may be avoided if parachute payments in excess of the Morgan safe harbor amount are approved by a vote of Brand shareholders who own, immediately prior to the merger, more than 75% of the voting power of Brand common stock, excluding Brand common stock actually or constructively owned by or for Messrs. Morgan, Cochran, and Fairey (referred to as Brand common stock held by “ineligible shareholders”). If you are an ineligible shareholder, a separate notice concerning your status as such has been delivered to you at the same time as the delivery to you of your copy of this proxy statement/prospectus. Any vote cast by an ineligible shareholder on the Morgan 280G proposal will be disregarded.

As part of the Morgan 280G proposal and as a condition of the merger, Mr. Morgan has executed a waiver under which and notwithstanding the terms of the merger agreement, his employment agreement and any other applicable Brand plan or arrangement, he has waived the right to receive and/or retain the Morgan approval amount, unless Brand obtains shareholder approval of such amount in accordance with Section 280G. If the requisite shareholder approval is not obtained, the waiver provides that Mr. Morgan will forfeit the Morgan approval amount and be paid the Morgan safe harbor amount, representing the parachute payments that may be paid under the golden parachute rules without triggering the adverse tax consequences (as described above).

As determined under the terms of Mr. Morgan’s employment agreement and Brand compensatory plans and arrangements, the terms of Mr. Morgan’s waiver, and the golden parachute rules:

•	Payments in the amount of $8,783,139 are not considered parachute payments, they are not subject to the golden parachute rules, and, if he is otherwise eligible, they will be paid to Mr. Morgan in accordance with their terms regardless of whether eligible Brand shareholders approve the Morgan 280G proposal.

•	The Morgan safe harbor amount is $1,626,501; this amount will be paid to Mr. Morgan regardless of whether eligible Brand shareholders approve the Morgan 280G proposal.

•	The Morgan approval amount is $9,102,069; this is the additional amount that will be paid to Mr. Morgan only if eligible Brand shareholders approve the Morgan 280G proposal.

Amounts that are not considered parachute payments and the Morgan approval amount are based on reasonable estimates under the valuation rules set forth in Section 280G, the application of which involves considerable uncertainty. A vote in favor of the Morgan 280G proposal includes approval of a Morgan approval amount that may be different (more or less) than the amount reflected above on account of facts related to the timing of the merger and the amount and value of the merger consideration that cannot be quantified at this time.

Morgan Safe Harbor and Approval Amounts.

Determination of Morgan Safe Harbor Amount. The Morgan safe harbor amount is determined under Section 280G as three times his “base amount” minus $1.00, representing the portion of his parachute payments that may be paid without regard to the adverse tax consequences of the golden parachute rules. For this purpose, the term “base amount” refers to the average annual compensation paid by Brand that was includable in Mr. Morgan’s income during the five whole calendar years preceding the year in which the merger will be completed. This amount will be paid regardless of whether eligible Brand shareholders approve the Morgan 280G proposal.

Determination of Morgan Approval Amount. The table below illustrates the full value of all payments that Mr. Morgan will be eligible to receive under the terms of his employment agreement and other Brand compensatory plans and arrangements upon the completion of the merger. Some of these payments (or a portion of these payments) are not considered parachute payments, primarily because they are vested, and in some circumstances payable or exercisable, whether or not the merger is completed. These payments, because they are not parachute payments, are not included in the Morgan approval amount and will be paid to Mr. Morgan assuming he is otherwise eligible in accordance with their terms, regardless of whether eligible Brand shareholders approve the Morgan 280G proposal. The table below reflects the value of these payments in the column titled “Excluded Amounts.” The column titled “Parachute Payment Amounts” is the difference between the full value and excluded amount attributable to each payment, reflecting amounts that are considered parachute payments and are subject to the golden parachute rules.

Amounts included in the table below are based on the best available information as of June 20, 2018 and reasonable estimates made in accordance with Section 280G. The actual value of certain payments could be more or less than the amounts reflected below, primarily based on the timing of the merger, the value of the merger consideration on that date, and the ultimate extent of the downward adjustment to the merger consideration. More information about the plans and arrangements described below may be found under the caption “The Merger—Interests of Certain Brand Directors and Executive Officers in the Merger” on page 63. For information about the downward adjustment to the merger consideration, please see “The Merger Agreement—Downward Adjustment to the Merger Consideration and the Cash Out Amount” on page 74.

	Full Value	Excluded Amounts	Parachute Payment Amounts
Equity Compensation(1)	$7,777,379	$6,836,377	$1,391,502
Change in Control Payment(2)	2,727,839	—	2,727,839
Life Insurance Premiums and Taxes(3)	2,537,238	—	2,537,238
Supplement Executive Retirement Plans(4)	3,262,005	589,393	2,672,612
Deferred Compensation Plan(5)	2,901,198	1,807,370	1,093,828
Bonus(6)	305,550	—	305,550

Total	19,511,709	8,783,139	10,728,570

(1)	Mr. Morgan holds an aggregate of 9,468 options to purchase Brand common stock. Immediately prior to the effective time of the merger, the vesting of each unvested option, an aggregate of 9,468 options, will be accelerated. Each outstanding option will then be converted to the right to receive a cash payment equal to $1,521 per option (assuming the cash out amount is adjusted consistent with the assumed Special Assets adjustment) less the applicable exercise price. Mr. Morgan also holds an aggregate of 526.1 deferred shares, each representing a share of Brand common stock, none of which are vested. Immediately prior to the effective time of the merger, the deferred shares will vest in full and be converted to the right to receive the merger consideration. The value of the deferred shares has been determined by adding (1) the number of deferred shares multiplied by $48.10, which is the market price of a share of Renasant common stock as of June 20, 2018, multiplied by the exchange ratio and (2) the number of deferred shares multiplied by $74.72 (assuming the cash consideration is adjusted consistent with the assumed Special Assets adjustment). Because the unvested options and deferred shares will vest and payment in respect of the options and the deferred shares will be accelerated, a portion of the value of the options and deferred shares is considered a parachute payment, as reflected in the table above.
(2)	Under the terms of Mr. Morgan’s Amended and Restated Employment Agreement dated February 24, 2017, Mr. Morgan would be entitled to receive a severance payment in the event the merger is consummated and his employment is involuntarily terminated without “cause” or he initiates a termination for “good reason” (as such terms are defined in his employment agreement), either during the 12-month period following the consummation of the merger. The amount of his severance payment would equal three times the sum of (1) his annual salary at the highest rate in effect during the 12-month period immediately preceding his termination of employment and (2) the average annual bonus paid during the three whole calendar years preceding the year of his termination. Under the terms of the merger agreement, the severance payment provisions will be unilaterally terminated by Brand effective immediately after the effective time of the merger, with a cash payment made by Renasant as soon as practicable thereafter, without regard to Mr. Morgan’s employment status. The entire payment is considered a parachute payment because it is closely associated with the change in control of Brand.
(3)

Under the terms of Mr. Morgan’s Amended and Restated Employment Agreement, Brand presently remits, on an annual basis, premiums under certain policies of insurance issued on the life of Mr. Morgan that are owned by one or more life insurance trusts, the beneficiaries of which are Mr. Morgan’s family members. In connection with the termination of his employment agreement immediately following the merger, Mr. Morgan will receive from Renasant a cash payment representing payment and settlement of any obligation in respect of such insurance policies, including any premium payments and taxes in respect thereof. The full value of this payment is considered a parachute payment because it is contingent on the completion of the merger and is closely associated with the change in control of Brand.
(4)	Under the terms of the merger agreement, Mr. Morgan’s Supplemental Executive Retirement Plan dated February 24, 2017, and his Supplemental Executive Retirement Benefits Agreement dated June 3, 2006, will be unilaterally terminated by Brand effective immediately after the effective time of the merger. In connection with the termination and liquidation of his plan and agreement, Mr. Morgan will receive from Renasant a cash payment in the aggregate amount of $3,262,005, after which the obligations of Brand under the plan and agreement will be satisfied in full and extinguished. Because these payments are contingent on the change in control of Brand and the payments will be accelerated, a portion of each payment will be considered a parachute payment, as reflected in the table above in the column titled “Parachute Payment Amounts.”
(5)	An account is maintained for Mr. Morgan under the Brand Group Holdings, Inc. Deferred Compensation Plan (the “Brand Deferred Compensation Plan”), notionally invested in units, each representing a share of Brand common stock. A portion of the account is not vested. Upon the completion of the merger, the account will vest in full, and units representing Brand common stock will be converted to a notional investment with a value equal to the merger consideration. In accordance with the terms of the merger agreement, unless otherwise agreed by Renasant, the plan will be unilaterally terminated by Brand effective immediately after the effective time of the merger and Mr. Morgan’s account balance will be paid by Renasant immediately thereafter. Because vesting is contingent on the change in control of Brand and payment of the account will be accelerated, the account is considered a form of parachute payment, as reflected in the table above in the column titled “Parachute Payment Amounts.” The value reflected in the table is based on the assumed Special Assets adjustment and has been determined by adding (1) the number of units credited to Mr. Morgan’s account multiplied by $48.10, which is the market price of a share of Renasant common stock as of June 20, 2018, multiplied by the exchange ratio of 31.78 and (2) the number of deferred shares multiplied by $74.72.
(6)	Under the terms of his Amended and Restated Employment Agreement, Mr. Morgan is entitled to receive an annual performance-based bonus, subject to a minimum amount of 50% of his base salary, provided he is employed by Brand on the last day of the performance period. In connection with the merger, Mr. Morgan will receive an amount equal to the performance-based bonus he received for Brand’s 2017 fiscal year, prorated as of the date of the closing of the merger, increased by 20% to reflect an additional matching contribution customarily made by Brand. These amounts will be credited to his account in the Brand Deferred Compensation Plan pursuant to his prior deferral election and distributed when the plan is terminated and liquidated. Because the payment will exceed the minimum amount set forth in Mr. Morgan’s employment agreement, the performance measures and employment requirements will be waived, and the payment accelerated, the bonus will be considered a parachute payment.

The Morgan approval amount is $9,102,069, which is the difference between the aggregate value of Mr. Morgan’s parachute payment amounts as reflected in the table above and the Morgan safe harbor amount. The actual value of the Morgan approval amount may be different (more or less) because of factors related to the merger and the merger consideration that cannot be quantified at this time, and a vote in favor of the Morgan 280G proposal includes approval of an adjustment to the Morgan approval amount.

Shareholder Approval. A vote in favor of paying the Morgan approval amount will mean that such amount will be payable to Mr. Morgan after the merger is completed and provided that he is otherwise entitled to the payments. If more than 75% of the eligible voting interests of Brand do not approve payment of the Morgan approval amount, Mr. Morgan will forfeit the Morgan approval amount and will receive after the merger is completed, provided that he is otherwise eligible, only those amounts that do not constitute parachute payments and the Morgan safe harbor amount.

The Brand board of directors, other than Mr. Morgan, who abstained from the recommendation, recommends that you approve the right of Mr. Morgan to receive the Morgan approval amount, recognizing that the amount may vary (more or less) from the amounts described above. Such approval will exempt Mr. Morgan, Brand and Renasant from the adverse tax consequences imposed under the golden parachute rules. Such approval, however, is not a condition to the approval or closing of the merger and, if the eligible Brand shareholders do not approve the Morgan 280G proposal, it will not affect the approval of the merger.

Brand’s board of directors unanimously recommends a vote “FOR” the Morgan 280G proposal (except that Mr. Morgan has abstained from this recommendation on account of his conflicting interest).

Proposal No. 3—Cochran/Fairey 280G Proposal

As more fully described below, Brand is asking its shareholders to approve certain payments that Messrs. Cochran and Fairey are eligible to receive from Brand or Renasant upon the completion of the merger under their respective employment agreements and other compensatory arrangements with Brand, but only if approved by eligible shareholders of Brand (the value of payments to Messrs. Cochran and Fairey subject to approval by eligible shareholders of Brand is referred to as the “Cochran/Fairey approval amounts”).

Golden Parachute Tax Rules. As explained more fully above under the heading “Proposal No. 2—Morgan 280G Proposal,” the completion of the merger will constitute a change in control of Brand for purposes of the golden parachute rules under Section 280G and Section 4999 of the Code. Under the golden parachute rules, parachute payments made to Messrs. Cochran and Fairey from Brand or Renasant upon completion of the merger in excess of the Cochran/Fairey safe harbor amounts (as defined below) will generally trigger adverse tax consequences to Brand, Renasant and Messrs. Cochran and Fairey. Under Section 280G, the adverse tax consequences may be avoided if parachute payments in excess of the Cochran/Fairey safe harbor amounts are approved by a vote of Brand shareholders who own, immediately prior to the merger, more than 75% of the voting power of Brand common stock, excluding Brand common stock actually or constructively owned by ineligible shareholders. If you are an ineligible shareholder, a separate notice concerning your status has been delivered to you at the same time as the delivery to you of your copy of this proxy statement/prospectus. Any vote cast by an ineligible shareholder on the Cochran/Fairey 280G proposal will be disregarded.

As part of the Cochran/Fairey 280G proposal and as a condition of the merger, each of Messrs. Cochran and Fairey has executed a waiver under which and notwithstanding the terms of the merger agreement, their respective employment agreements and the terms of any other applicable Brand plans and arrangements, he has waived the right to receive and/or retain his respective Cochran/Fairey approval amount, unless Brand obtains the requisite approval. If the requisite approval is not obtained, the waivers provide that Messrs. Cochran and Fairey will forfeit the Cochran/Fairey approval amounts and receive the Cochran/Fairey safe harbor amounts, representing the value of their respective parachute payments that may be paid under the golden parachute rules without triggering the adverse tax consequences imposed under the rules.

As determined under the terms of Messrs. Cochran’s and Fairey’s respective employment agreements and the Brand compensatory plans and arrangements, the terms of the waivers executed by Messrs. Cochran and Fairey and the golden parachute rules:

•	Assuming they are otherwise eligible, Messrs. Cochran and Fairey will receive the following amounts, which are not considered parachute payments, are not subject to the golden parachute rules, and will be paid regardless of whether eligible Brand shareholders approve the Cochran/Fairey 280G proposal:

Amounts that are not Parachute Payments
Robert L. Cochran	$1,752,441
Richard A. Fairey	$3,056,311

•	Messrs. Cochran and Fairey will receive the Cochran/Fairey safe harbor amounts, regardless of whether eligible Brand shareholders approve the Cochran/Fairey 280G proposal, as follows:

Safe Harbor Amounts
Robert L. Cochran	$1,425,686
Richard A. Fairey	$1,543,098

•	Messrs. Cochran and Fairey will receive the Cochran/Fairey approval amounts only if eligible Brand shareholders approve the Cochran/Fairey 280G proposal, as follows:

Approval Amounts
Robert L. Cochran	$2,044,244
Richard A. Fairey	$1,960,779

Amounts that are not considered parachute payments and the Cochran/Fairey approval amounts are based on reasonable estimates under the valuation rules sets forth in Section 280G, the application of which involves considerable uncertainty. A vote in favor of the Cochran/Fairey 280G proposal includes the approval of amounts that may differ (more or less) from the Cochran/Fairey approval amounts reflected above based on the time of the merger and the amount and value of the merger consideration that cannot be quantified at this time.

Cochran/Fairey Safe Harbor and Approval Amounts.

Determination of the Cochran/Fairey Safe Harbor Amounts. The Cochran/Fairey safe harbor amounts are determined in accordance with Section 280G as three times each executive’s “base amount” minus $1.00, representing the portion of their respective parachute payments that may be paid without regard to the adverse tax consequences under the golden parachute rules. For this purpose, the term “base amount” refers to the average annual compensation paid by Brand that was includable in income during the five whole calendar years preceding the year in which the merger will be completed. The Morgan/Fairey safe harbor amounts will be paid regardless of whether eligible Brand shareholders approve the Cochran/Fairey 280G proposal.

Determination of Cochran/Fairey Approval Amounts. The table below illustrates the full value of all payments that Messrs. Cochran and Fairey will be eligible to receive under the terms of their respective employment agreements and other Brand compensatory plans and arrangements upon the completion of the merger. Some of these payments (or a portion of these payments) are not considered parachute payments, primarily because they are vested, and in some circumstances payable or exercisable, whether or not the merger is completed. These payments, because they are not parachute payments, are not included in the Cochran/Fairey Approval Amounts, and will be paid to Messrs. Cochran and Fairey in accordance with their terms, regardless of whether eligible Brand shareholders approve the Cochran/Fairey 280G proposal. The table below reflects the value of these payments in the column titled “Excluded Amounts.” The column titled “Parachute Payment Amounts” is the difference between the full value and excluded amount attributable to each payment, reflecting amounts that are considered parachute payments and are subject to the golden parachute rules.

Amounts included in the table below are based on the best available information as of June 20, 2018 and reasonable estimates made under Section 280G valuation rules. The actual value of certain payments could be more or less than the amounts reflected below, primarily based on the timing of the merger, the value of the merger consideration on that date, and the ultimate extent of the downward adjustment to the merger consideration. More information about the plans and arrangements described below may be found under the caption “The Merger—Interests of Certain Brand Directors and Executive Officers in the Merger” on page 63. For more information about the downward adjustment to the merger consideration, please see “The Merger Agreement—Downward Adjustment to the Merger Consideration and the Cash Out Amount” on page 74.

	Full Value	Excluded Amounts	Parachute Payment Amounts
Robert L. Cochran
Equity Compensation(1)	$1,952,049	$1,663,512	$288,537
Change in Control Payment(2)	1,938,990	—	1,938,990
Supplement Executive Retirement Plan(3)	1,133,290	88,929	1,044,361
Bonus(4)	198,042	—	198,042

Total	5,222,371	1,752,441	3,469,930

	Full Value	Excluded Amounts	Parachute Payment Amounts
Richard A. Fairey
Equity Compensation(1)	$3,290,952	$3,002,415	$288,537
Change in Control Payment(2)	1,938,990	—	1,938,990
Supplement Executive Retirement Plan(3)	1,132,204	53,896	1,078,308
Bonus(4)	198,042	—	198,042

Total	6,560,188	3,056,311	3,503,877

(1)	As of June 20, 2018, Messrs. Cochran and Fairey have exercised 2,391 and 765 options, respectively. Assuming that no additional options outstanding as of the date of this proxy statement/prospectus are exercised prior to the effective time of the merger, the table below reflects the number of outstanding options held by each of Messrs. Cochran and Fairey and the number of options that will not be vested as of an assumed merger date of August 1, 2018. Immediately prior to the effective time of the merger, the vesting of each unvested option will be accelerated. Each outstanding option will then be converted to the right to receive a cash payment equal to $1,521 per option (based on the assumed Special Assets adjustment) less the applicable exercise price, as reflected in “Full Value” column in the table below. Because the unvested options will vest and payment in respect of the options will be accelerated, a portion of the full value of the options is considered a parachute payment, as reflected in the table above.

	Outstanding Options	Unvested Options	Full Value
Robert L. Cochran	2,578	2,112.8	$1,952,049
Richard A. Fairey	4,204	2,112.8	3,290,952

(2)	Messrs. Cochran and Fairey have entered into substantially identical Amended and Restated Employment Agreements with Brand, each dated February 24, 2017. Under the terms of the agreements, each of Messrs. Cochran and Fairey would be entitled to receive a severance payment in the event the merger is consummated and his employment is involuntarily terminated without “cause” or he initiates a termination for “good reason” (as such terms are defined in their respective employment agreements), either during the 12-month period following the consummation of the merger. The amount of each severance payment would equal three times the sum of (1) the executive’s annual salary at the highest rate in effect during the 12-month period immediately preceding the termination of employment and (2) the average annual bonus paid during the three whole calendar years preceding the year of his termination. Under the terms of the merger agreement, the severance payment provisions of each Amended and Restated Employment Agreement will be unilaterally terminated by Brand effective immediately after the effective time of the merger, with a cash payment made by Renasant as soon as practicable thereafter, without regard to the employment status of Messrs. Cochran and Fairey. The entire payment is considered a parachute payment because it is closely associated with the change in control of Brand.
(3)	Messrs. Cochran and Fairey have entered into substantially identical Supplemental Executive Retirement Plans with Brand, each dated February 24, 2017. Under the terms of the merger agreement, the plans will be unilaterally terminated by Brand effective immediately after the effective time of the merger, and the benefits will be paid by Renasant to Messrs. Cochran and Fairey immediately thereafter. After the termination and payments, the obligations of Brand will be satisfied in full and extinguished. Because these payments are contingent on the change in control of Brand, a portion of each payment will be considered a parachute payment, as reflected in the table above in the column titled “Parachute Payment Amounts.”
(4)

Under the terms of their Amended and Restated Employment Agreements with Brand, each of Messrs. Cochran and Fairey is entitled to receive an annual performance-based bonus, subject to a minimum amount of 50% of his base salary, provided he is employed by Brand on the last day of the performance period. In connection with the merger, each of Messrs. Cochran and Fairey will receive a cash payment equal to the performance-based bonus he received for Brand’s 2017 fiscal year, prorated as of the date of the closing of the merger. Because the bonus payment will exceed the minimum amount set forth in the

Amended and Restated Employment Agreements, the performance measures and employment requirements will be waived, and the payments accelerated, the bonuses will be considered parachute payments.

The Cochran/Fairey approval amounts are measured as the difference between the aggregate value of the parachute payment amounts and the safe harbor amounts, each as reflected in the table above, as follows:

Approval Amounts
Robert L. Cochran	$2,044,244
Richard A. Fairey	$1,960,779

The actual value of the Cochran/Fairey approval amounts may differ (more or less) from the amounts reflected above because of factors related to the time of the merger and the value and amount of the merger consideration that cannot be quantified at this time, and a vote in favor of the Cochran/Fairey 280G proposal includes approval of an adjustment to the Cochran/Fairey approval amounts.

Shareholder Approval. A vote in favor of paying the Cochran/Fairey approval amounts will mean that such amounts will be payable to Messrs. Cochran and Fairey, respectively, after the merger is completed and provided that each is otherwise entitled to the payments. If more than 75% of the eligible voting interests of Brand do not approve payment of the Cochran/Fairey approval amounts, Messrs. Cochran and Fairey will forfeit the Cochran/Fairey approval amounts and will receive after the merger is completed, and provided that they are otherwise eligible, only those amounts that do not constitute parachute payments and the safe harbor amounts.

The Brand board of directors, other than Mr. Morgan, who abstained from the recommendation, recommends that you approve the right of each of Messrs. Cochran and Fairey to receive the Cochran/Fairey approval amounts, recognizing that the amounts may vary (more or less) from the amounts described above. Such approval will exempt Mr. Cochran, Mr. Fairey, Brand and Renasant from the adverse tax consequences imposed under the golden parachute rules. Such approval, however, is not a condition to the approval or closing of the merger and, if the eligible Brand shareholders do not approve the Cochran/Fairey 280G proposal, it will not affect the approval of the merger.

Brand’s board of directors unanimously recommends a vote “FOR” the Cochran/Fairey 280G proposal (except that Mr. Morgan has abstained from this recommendation on account of his potentially conflicting interest).

Proposal No. 4—Adjournment Proposal

If there are insufficient votes at the time of the special meeting to approve the merger proposal or either of the 280G proposals, the special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies. If the number of shares of Brand common stock present in person or by proxy at the special meeting and voting in favor of the merger proposal or either of the 280G proposals is insufficient to adopt such proposal(s), Brand intends to move to adjourn the special meeting so that the Brand board of directors may solicit additional proxies for approval of the relevant proposal(s). In that event, Brand will ask its shareholders to vote only upon the adjournment proposal and not the merger proposal or the 280G proposals.

In this proposal, Brand is asking its shareholders to authorize the holder of any proxy solicited by the Brand board on a discretionary basis to vote in favor of adjourning the special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Brand shareholders who have previously voted.

Brand’s board of directors unanimously recommends a vote “FOR” the adjournment proposal.

THE MERGER

The discussion in this proxy statement/prospectus of the merger and the principal terms of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, a copy of which accompanies this proxy statement/prospectus as Annex A and is incorporated into this proxy statement/prospectus by reference. References in this discussion and elsewhere in this proxy statement/prospectus to the “merger” are to the merger of Brand with and into Renasant unless the context clearly indicates otherwise.

General

On March 28, 2018, the Brand and Renasant board of directors, respectively, unanimously adopted and approved the merger agreement and the merger. If all of the conditions set forth in the merger agreement are satisfied or waived (to the extent waiver is permitted by law) and if the merger is otherwise completed, Brand will merge with and into Renasant, with Renasant the surviving corporation. Immediately after the merger of Brand with and into Renasant, BrandBank will merge with and into Renasant Bank, with Renasant Bank the surviving banking corporation. At the effective time of the merger, each outstanding share of Brand common stock, no par value per share (excluding shares owned by Brand, Renasant or any of their respective subsidiaries, unless such shares are held in trust accounts, managed accounts, mutual funds and the like or otherwise in a fiduciary or agency capacity or as a result of debts previously contracted, and shares held by Brand shareholders who have elected to exercise dissenters’ rights), will be converted into the right to receive a combination of 31.78 (the “exchange ratio”) shares of Renasant common stock, par value $5.00 per share, and $74.72 in cash, assuming that all remaining Special Assets are resolved such that the exchange ratio and the cash consideration are adjusted consistent with the assumed Special Assets adjustment.

Background of the Merger

Brand’s and BrandBank’s boards of directors have considered and regularly reviewed Brand’s strategic direction, business objectives and long-term prospects, as well as challenges that may affect Brand’s ability to grow or maintain its business and maximize shareholder value, as part of their continuous efforts to enhance value for shareholders and other constituencies. These considerations have focused on, among other things, growth opportunities, prospects and developments in the regulatory environment, conditions and ongoing consolidation in the financial services industry, and the economy generally and financial markets, both with respect to financial institutions generally and Brand, in particular.

During the summer of 2017, Bartow Morgan, Jr., Brand’s Chief Executive Officer, and other members of executive management of Brand concluded that by the end of 2018, with Brand’s expected loan growth, Brand would need to raise capital through a private placement or conduct an initial public offering (“IPO”). As an alternative, Brand concluded that it could consider other strategic alternatives, such as finding a strategic partner for a “merger of equals” or merging Brand with a larger financial institution. Thereafter, in July and August 2017, Mr. Morgan met with various investment banking firms regarding capital and other strategic alternatives that might be available to Brand and discussed with such firms what potential merger partners would be interested in pursuing a strategic merger with Brand.

In September 2017, representatives from BSP Securities, LLC (“BSP Securities”) continued to have these discussions with Mr. Morgan and, ultimately, spoke to E. Robinson McGraw, Chairman and Chief Executive Officer of Renasant (as of May 1, 2018, Mr. McGraw stepped down as Chief Executive Officer and became Executive Chairman of Renasant), regarding whether it had any interest in Brand. Mr. McGraw said that Renasant would be interested in meeting with Brand.

On September 19, 2017, at a regularly scheduled meeting, BrandBank’s board of directors also studied the opportunities and challenges facing Brand and considered strategic alternatives that BrandBank’s board of directors might pursue in order to maximize opportunities for the business and value for Brand’s shareholders.

On October 16, 2017, representatives from BSP Securities met with Mr. McGraw in Tupelo, Mississippi. At that meeting, Mr. McGraw reiterated Renasant’s interest in considering a strategic merger with Brand.

Renasant’s strategic plans include growing its franchise through, among other things, acquisition opportunities, whether negotiated or FDIC-assisted transactions, that Renasant senior management identifies internally or has presented to it. These plans included expanding Renasant’s presence in the Atlanta, Georgia market. Following Renasant’s initial contacts with BSP Securities, in October 2017, with the assistance of Renasant’s financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”), Renasant’s senior management team identified Brand, along with a number of other financial institutions with a significant portion of their franchise in the Atlanta, Georgia, market and whose other characteristics appeared complementary to Renasant’s, based on publicly-available information, as a potential merger partner.

On October 17, 2017, at a regularly scheduled meeting, BrandBank’s board of directors continued the discussion regarding the opportunities and challenges facing Brand and the consideration of strategic alternatives that BrandBank’s board of directors might pursue in order to maximize opportunities for the business and value for Brand’s shareholders.

On October 17-18, 2017, at its annual strategic retreat, Brand’s board of directors studied the opportunities and challenges facing Brand in greater detail to consider strategic alternatives that Brand’s board of directors might pursue in order to maximize opportunities for the business and value for Brand’s shareholders. At that meeting, Brand’s board concluded that Brand would need to raise capital through a private placement, conduct an IPO or consider other strategic alternatives before the end of 2018. Representatives of Brand’s outside legal counsel, Troutman Sanders LLP (“Troutman Sanders”), and Evercore were present at the board retreat. The board then established a special committee of its members (the “committee”) to work with Mr. Morgan and other members of executive management to further consider these capital and other strategic alternatives.

On October 30, 2017, the committee met with representatives of Evercore and Troutman Sanders to discuss potential capital and other strategic alternatives for Brand. The committee discussed the timing and likelihood of success of an IPO and other capital raising alternatives as well as potential merger partners and the terms of such a transaction. The committee authorized and directed Mr. Morgan to engage Evercore to assist in evaluating the interest of four potential merger partners to determine if any such party would be interested in pursuing a transaction with Brand on terms that would be attractive to and in the best interests of its shareholders. If such a transaction was not available, the committee further authorized and directed Mr. Morgan to pursue an IPO.

On November 7, 2017, Brand engaged Evercore to assist it with Brand’s evaluation of strategic opportunities. Brand selected Evercore based on its experience and familiarity with Brand and its reputation and experience with similar engagements. Evercore also had experience in working with the four potential merger partners that Brand’s committee wanted to pursue. Brand believed that this experience would be a benefit to Brand, rather than compromise Evercore’s ability to act as Brand’s financial advisor, if negotiations progressed with one or more of such parties.

On November 8, 2017, Mr. Morgan met with Mr. McGraw regarding the possibility of opening discussions regarding a potential merger, but no specific merger terms were proposed.

At a meeting on November 28, 2017, the committee agreed to add a fifth party to the potential merger partners being contacted by Evercore to evaluate their interests in pursuing a transaction with Brand. Over the next several weeks, following the execution of nondisclosure agreements, Evercore contacted all five potential merger partners, including Renasant and another large Southeastern community bank (“Company A”), to discuss a potential strategic transaction. Evercore had multiple telephone conversations with the five parties during which the possibilities of a business combination were discussed. One of the five potential merger partners informed Evercore that it was not interested in pursuing a strategic transaction with Brand at that time. Renasant, Company A and two other potential merger partners (“Company B” and “Company C”) expressed interest in pursuing a potential transaction with Brand.

On December 1, 2017, Mr. Morgan met with the Chief Executive Officer of Company A regarding the possibility of opening discussions regarding a potential merger, but no specific merger terms were proposed.

At its regularly scheduled meeting on December 12, 2017, Brand’s board of directors discussed the progress of Brand’s consideration of various capital and strategic alternatives, including a potential IPO. Evercore provided at this meeting an overview and financial analysis of the various alternatives. A representative of Troutman Sanders was also present at this meeting and provided a legal overview of the process for the various alternatives as well as the board’s fiduciary duties in considering the various alternatives.

On December 18, 2017, Mr. Morgan, Richard A. Fairey, Brand’s President and Chief Operating Officer, and Robert L. Cochran, Brand’s Chief Financial Officer, met with executive management of Company B regarding the possibility of opening discussions regarding a potential merger, but no specific merger terms were proposed.

At its regularly scheduled meeting on December 19, 2017, BrandBank’s board of directors discussed the progress of the committee’s consideration of various capital and strategic alternatives, including a potential IPO.

On December 20, 2017, Messrs. Morgan, Fairey and Cochran met with executive management of Renasant regarding the possibility of opening discussions regarding a potential merger, but no specific merger terms were proposed.

On December 21, 2017, Messrs. Morgan, Fairey and Cochran met with executive management of Company A regarding a potential merger, but no specific merger terms were proposed.

On December 22, 2017, Messrs. Morgan, Fairey and Cochran met with executive management of Company C regarding the possibility of opening discussions regarding a potential merger, but no specific merger terms were proposed.

On December 26, 2017, the committee met and discussed the Brand executive management meetings with Renasant and Company A, Company B and Company C. Soon thereafter, Company B and Company C informed Evercore that they were not interested in pursuing a strategic transaction with Brand at that time.

Throughout late December and early January 2018, Renasant and Company A conducted preliminary due diligence with respect to Brand. During that period, Evercore, Mr. Morgan and other members of executive management had multiple telephone conversations with Renasant and KBW, and Company A and its financial advisor, regarding Brand.

On January 8, 2018, Mr. Morgan met with the Chief Executive Officer of Company A regarding the potential terms of a merger, but no specific merger terms were proposed.

At its regularly scheduled meeting on January 10, 2018, the executive committee of Renasant’s board of directors authorized Renasant’s executive management to continue its due diligence of Brand and, if warranted, to submit an offer, within a specified price range, to acquire Brand by merger. At its regularly scheduled meeting on January 16, 2018, the Renasant board of directors also approved Renasant management’s submission of an offer to acquire Brand within the range authorized by Renasant’s executive committee.

At its regularly scheduled meeting on January 16, 2018, BrandBank’s board of directors discussed the progress of the committee’s consideration of various capital and strategic alternatives and the ongoing negotiations and due diligence with Renasant and Company A.

On January 17, 2018, Renasant and Company A each submitted preliminary, non-binding indications of interest with respect to a merger with Brand. Renasant’s written, non-binding indication of interest to acquire

Brand proposed a transaction with consideration within a range of $1,450-1,550 per share of Brand’s common stock in an all-stock merger. Renasant also said it would cash out all outstanding options to purchase Brand’s common stock for a total fully-diluted transaction value of between $450.9 million and $483.5 million. Renasant’s preliminary indication of interest assumed that Brand would resolve all of the Special Assets for at least their aggregate book value.

On January 23, 2018, the committee met to discuss its progress and review of various capital and strategic alternatives, including reviewing with Evercore the non-binding indications of interest submitted by Renasant and Company A. A representative of Troutman Sanders attended the meeting. Thereafter, the Brand board authorized and directed Mr. Morgan and Evercore to continue discussions with both parties.

On January 30, 2018, Mr. Morgan met with Mr. McGraw and C. Mitchell Waycaster, the President and Chief Operating Officer of Renasant (as of May 1, 2018, Mr. Waycaster became President and Chief Executive Officer of Renasant), regarding the potential terms of a merger and Renasant’s preliminary indication of interest.

On January 30, 2018, Mr. Morgan met with the Chief Executive Officer of Company A regarding the potential terms of a merger and Company A’s preliminary indication of interest.

On February 7, 2018, Mr. Morgan and other members of executive management of Brand met again with the Chief Executive Officer of Company A regarding the potential terms of a merger.

At its regularly scheduled meeting held on February 13, 2018, Brand’s board of directors discussed the non-binding indications of interest. Representatives of Evercore and Troutman Sanders also attended this meeting. During this meeting, the board also discussed other capital and strategic alternatives, including a potential IPO. After this discussion and deliberation, the board of directors authorized and directed Mr. Morgan and Evercore to continue negotiations with Renasant and Company A.

On February 14, 2018, representatives from Company A met in Atlanta with executive management of Brand. Representatives from Evercore and Troutman Sanders were present at the meeting and the parties spoke about their respective companies and the markets and industries in which they operate and discussed preliminarily the potential for a transaction in the future.

On February 15, 2018, Brand’s executive management and representatives from Evercore and Troutman Sanders met in Tupelo with executive management of Renasant. The parties spoke about their respective companies and the markets and industries in which they operate and discussed preliminarily the potential for a transaction in the future.

At its regularly scheduled meeting held on February 20, 2018, BrandBank’s board of directors discussed the non-binding indications of interest received from Renasant and Company A. During this meeting, BrandBank’s board of directors also discussed other capital and strategic alternatives.

Throughout late February and into early March 2018, discussions continued between Brand and Renasant and Brand and Company A regarding various organizational and due diligence issues and valuation and planning issues regarding a strategic transaction. Brand also began to conduct reverse due diligence with respect to Renasant and Company A, including a review of their respective filings with the SEC. Evercore sent Renasant and Company A a form of merger agreement prepared by Troutman Sanders and asked that any proposed revisions to it be submitted together with each parties’ best and final indication of interest with respect to a merger with Brand.

On March 7, 2018, the executive committee of Renasant’s board of directors met with Renasant executive management and representatives of KBW to discuss the status of the negotiations with Brand. At this meeting, the executive committee reaffirmed its previous authorization of Renasant’s submission of a non-binding indication of interest within a specified price range. Similarly, on March 9, 2018, at a special meeting of Renasant’s board of directors, which was attended by representatives of KBW, Renasant’s board of directors reaffirmed its previous authorization of Renasant’s submission of a non-binding indication of interest within a specified price range. The Renasant board further approved the inclusion of a cash component to the proposed merger consideration.

On March 9, 2018, Renasant submitted a revised non-binding indication of interest and a revised draft of a form of merger agreement with respect to a merger with Brand in a transaction with consideration valued at $1,513 per share of Brand’s common stock in an all-stock merger. Renasant also said it would cash out all outstanding options to purchase Brand’s common stock for a total fully-diluted transaction value of $471.5 million. Renasant’s revised indication of interest also assumed that Brand would resolve all of the Special Assets for at least their aggregate book value.

On March 12, 2018, Mr. Morgan met with the Chief Executive Officer of Company A regarding the potential terms of a merger and Company A’s preliminary indication of interest. Later that day, Company A submitted a revised non-binding indication of interest and a revised draft of a form of merger agreement with respect to a merger with Brand.

At a special meeting held on March 13, 2018, Brand’s board of directors met to discuss the non-binding indications of interest and revised drafts of a form of merger agreement received from Renasant and Company A. Representatives of Evercore and Troutman Sanders also attended this meeting. Evercore reviewed in detail with the board of directors the proposed terms in the indications of interest. Representatives of Troutman Sanders discussed the revised forms of merger agreement that were submitted with the indications of interest. During this meeting, the board discussed topics such as the respective valuations of Brand, on the one hand, and Renasant and Company A, on the other hand, the differences between the indications of interest and revisions to the form of merger agreement, the advantages and disadvantages of fixed exchange ratios, deal collars and termination rights, how each party would propose to address Brand Mortgage and the Special Assets, the treatment of Brand’s outstanding options and restricted stock in each proposal, potential Brand board of director representation and senior management participation in each potential combined company, employee retention under each proposal, exclusivity and the other terms contained in the indications of interest. Evercore discussed comparable valuation multiples and the advantages and disadvantages of each proposal generally, as well as relative to each other and relative to other potential capital and strategic alternatives available to Brand, including a potential IPO. Troutman Sanders discussed the legal standards applicable to the board of directors’ decisions regarding a potential business combination with Renasant and Company A and an overview of fiduciary duties in this context. After this discussion and deliberation, the board of directors authorized and directed Mr. Morgan and Evercore to continue negotiations with Renasant. The board of directors further authorized and directed Mr. Morgan to execute an updated indication of interest with Renasant if the price could be increased to its target sale price. At this time, Evercore contacted Company A and informed it that its proposal was inadequate and that Brand believed it would reach acceptable terms at a higher valuation with another partner. Company A elected not to enhance its proposal.

On March 14, 2018, Renasant submitted a final non-binding indication of interest with respect to a merger with Brand in a transaction with consideration valued at $1,554.35 per share of Brand’s common stock. Renasant proposed that, for each share of Brand common stock held by Brand shareholders, such shareholders would receive 32.87 shares of Renasant common stock based on a fixed exchange ratio and $77.50 in cash (and assuming the resolution of all Special Assets for at least their aggregate book value). Renasant also said it would cash out all outstanding options to purchase Brand’s common stock at the difference between the exercise price of each such option and $1,550. The total fully-diluted transaction value expressed in this indication of interest was $484.8 million. Later that day, Brand executed the indication of interest, which granted Renasant exclusive rights to negotiate with Brand until March 30, 2018.

Throughout March 2018, Brand and Renasant, with the assistance of their respective advisors, continued to perform due diligence with respect to the other party and negotiated the terms of the definitive merger agreement, including the representations and warranties of the parties, the covenants of the parties pending closing of the transaction, the rights and obligations of the parties in the event the merger agreement is terminated prior to the consummation of the merger, including negotiations regarding the amount of the termination fee, various employee-related issues and the treatment of Brand Mortgage and Brand’s Special Assets. The parties also negotiated other ancillary documents, including employment agreements proposed by Renasant for Mr. Morgan,

Mr. Fairey and R. Michael Dunlap, Brand’s Executive Vice President of Commercial Lending. During the course of discussions regarding the definitive merger agreement, representatives of Renasant and Brand also discussed their expectation that Brand’s directors and certain officers would enter into customary support agreements in their capacity as shareholders of Brand agreeing to vote their shares of Brand common stock in favor of the merger proposal, the 280G proposals and the other transactions provided for in the merger agreement.

On March 19, 2018, Brand’s executive management and representatives of Evercore and Troutman Sanders held a reverse due diligence conference call with executive management of Renasant. The parties also discussed due diligence and other issues with respect to Brand on such call.

On March 20, 2018, Brand’s executive management and representatives of Troutman Sanders and Evercore held a reverse due diligence meeting in Tupelo with executive management of Renasant. Later that same day, the potential merger with Renasant was presented to the board of directors of BrandBank at its regularly scheduled board meeting. The directors discussed the terms of the proposed merger and the then-current draft of the definitive merger agreement and ancillary documents. Certain members of executive management of Brand and a representative of Troutman Sanders also attended the meeting. Troutman Sanders also discussed the terms of the merger agreement and related documents, answered questions and reminded the directors of their fiduciary duties regarding any decisions related to a merger with Renasant. After further discussion and deliberation, including questions to Troutman Sanders and Brand’s management team regarding the merger and the terms and conditions of the merger agreement, the BrandBank board of directors, having determined that the terms of the merger, the related merger agreement and the transactions contemplated thereby, including the merger, were in the best interests of BrandBank and its sole shareholder Brand, unanimously approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger. The BrandBank board of directors authorized Mr. Morgan, subject to the Brand board of directors’ review and approval, to finalize and execute the merger agreement on behalf of BrandBank.

On March 23, 2018, Brand entered into an engagement letter with BSP Securities to provide financial advisory and investment banking services in connection with the Renasant transaction.

On March 28, 2018, the Brand board of directors held a special meeting to discuss the merger. The then-current draft of the definitive merger agreement and ancillary documents were provided to each director of Brand. At the special board meeting, the Brand board of directors discussed the terms and conditions of the proposed definitive merger agreement. Certain members of management of Brand and representatives of Troutman Sanders and Evercore also attended the meeting. At the meeting, the board discussed topics such as the respective valuations of Brand and Renasant, the advantages and disadvantages of a fixed exchange ratio and the cash proposed to be a portion of the purchase price, each party’s termination rights, the proposed treatment of Brand Mortgage, the potential purchase price adjustment due to the Special Assets, the treatment of Brand’s outstanding options and restricted stock, the proposed Brand board of director representation at Renasant, the proposed role of Brand’s senior management in the combined company, terms regarding employee retention and exclusivity and other terms in the merger agreement. In addition, representatives of Evercore reviewed its financial analyses with respect to Renasant, Brand and the proposed merger, and delivered an oral opinion, which was later confirmed in writing, to the effect that, as of March 28, 2018, and based on and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion and described in “Opinion of Brand’s Financial Advisor” below, the merger consideration, consisting of 32.87 shares of Renasant common stock and $77.50 in cash, was fair from a financial point of view to the holders of Brand common stock entitled to receive such consideration. Troutman Sanders also discussed the terms of the merger agreement and related documents, answered questions and reminded the directors of their fiduciary duties regarding any decisions related to a merger with Renasant. After further discussion and deliberation, including questions to Evercore, Troutman Sanders and Brand’s management team regarding the merger and the terms and conditions of the merger agreement, the Brand board of directors, having determined that the terms of the merger, the related merger agreement and the transactions contemplated thereby, including the merger, were in the best interests of Brand and its shareholders, unanimously approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, and determined to recommend the approval of the merger to Brand shareholders. The Brand board of directors authorized Mr. Morgan to execute the merger agreement on behalf of Brand.

Also on March 28, 2018, Renasant’s board of directors convened a special meeting, at which the board reviewed and considered the merger agreement with Brand and the transactions contemplated by the merger agreement. Representatives of KBW and Renasant’s in-house counsel were present at such meeting or participated by telephone. Mr. McGraw and Kevin D. Chapman, Renasant’s Chief Financial Officer (and, as of May 1, 2018, also its Chief Operating Officer) first reported to Renasant’s board of directors on the status of the negotiations with Brand and Renasant’s due diligence findings. Next, Renasant’s in-house counsel discussed the directors’ fiduciary duties in connection with evaluating a strategic transaction and then provided an overview of the material terms of the merger agreement to the board of directors. Following the in-house counsel’s presentation, representatives of KBW discussed financial aspects of the proposed merger with Renasant’s board of directors. After further discussion and deliberation, including questions to KBW and Renasant’s management and in-house counsel on various topics, the board of directors, having determined that the terms of the merger, the related merger agreement and the transactions contemplated thereby, including the merger, were in the best interests of Renasant and its shareholders, unanimously approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger. The Renasant board of directors then authorized Mr. McGraw to execute the merger agreement on behalf of Renasant and Renasant Bank.

In the afternoon of March 28, 2018, Renasant and Brand executed the merger agreement, which was publicly announced after the close of the market on that same day.

Brand’s Reasons for the Merger; Recommendation of the Brand Board of Directors

After careful consideration, Brand’s board of directors, at a meeting held on March 28, 2018, determined that the merger agreement and the transactions contemplated thereby were in the best interests of Brand and its shareholders. Accordingly, Brand’s board of directors adopted and approved the merger agreement by unanimous vote and determined to recommend that Brand shareholders vote “FOR” the approval of the merger agreement.

In reaching its decision to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that its shareholders approve the merger, the Brand board of directors consulted with Brand management, as well as Evercore, its financial advisor, and Troutman Sanders, its outside legal counsel, and considered a number of factors, including the following material factors, which are not presented in any order of priority:

•	the board of directors’ knowledge of and deliberation with respect to the current and prospective business and economic environment of the markets served by Brand and by Renasant, including the competitive environment in Brand’s and Renasant’s markets, the continuing consolidation of the financial services industry, the increased regulatory burdens on financial institutions and the uncertainties in the regulatory climate going forward, and the likely effects of these factors on Brand’s and Renasant’s potential growth, development, productivity, profitability and strategic options, and the historical market price of Renasant common stock and the fact that Brand common stock is not publicly traded;

•	the board of directors’ knowledge of and deliberation with respect to Brand’s business, operations, financial condition, earnings and prospects, and of Renasant’s business, operations, financial condition, earnings and prospects, taking into account the results of Brand’s due diligence review of Renasant;

•	the board of directors’ views with respect to other potential Brand strategic alternatives, including remaining independent, competing for organic growth, making acquisitions, pursuing other strategic merger partners, or a potential IPO or other capital offering;

•	the results of Brand’s exploration of possible merger partners other than Renasant, and the board of directors’ views with respect to the likelihood of any such other merger occurring and providing greater value to Brand shareholders;

•	the difficulties, risks and challenges associated with the timing and pursuit of an IPO;

•	the complementary aspects of Brand’s and Renasant’s businesses, including customer focus, geographic coverage, business orientation and compatibility of the companies’ respective management and operating styles;

•	the board of directors’ understanding of Renasant’s commitment to enhancing its strategic position in the Southeast region;

•	the prospect of Brand’s shareholders becoming shareholders of a company with a much larger shareholder base, resulting in a much more liquid common stock and the tax deferred treatment of the shares of Renasant common stock to be received by Brand shareholders in the merger;

•	Renasant’s successful track record of acquisitions of bank holding companies and banks and the Brand board of directors’ belief that the combined enterprise would benefit from application of Renasant’s ability to take advantage of economies of scale and grow in the current economic environment while providing improved service to Brand’s customers and markets, making Renasant an attractive partner for Brand;

•	the consideration being offered in relation to the Brand board of directors’ then-current assessment of the fair market value of Brand’s stock;

•	that 95% of the value of the merger consideration would consist of shares of Renasant common stock, allowing Brand shareholders to participate in the future performance of the combined Brand and Renasant business and synergies resulting from the merger, and the value to Brand shareholders represented by the aggregate cash and stock merger consideration;

•	the Brand board of directors’ then-estimate of the future value of Brand as an independent entity;

•	the short-term and long-term social and economic effects on the employees, depositors, customers, shareholders and other constituents of Brand and on the communities within which Brand operates;

•	its review with Troutman Sanders regarding the terms of the merger agreement, and the presentation by Troutman Sanders regarding the merger and the merger agreement;

•	the oral opinion delivered to Brand by Evercore on March 28, 2018, which was subsequently confirmed in a written opinion delivered to Brand by Evercore, to the effect that, as of March 28, 2018, and based upon and subject to the factors, procedures, assumptions, qualifications, and limitations set forth in the opinion, the merger consideration was fair, from a financial point of view, to the holders of Brand common stock entitled to receive such consideration;

•	the financial terms of recent business combinations in the financial services industry reviewed by the Brand board of directors and a comparison of the multiples paid in such selected business combinations with the terms of the merger, including information that was included in the Evercore fairness opinion analysis; and

•	the regulatory and other approvals required in connection with the merger and the Brand board of directors’ determination as to the likelihood that the approvals needed to complete the merger would be obtained without unacceptable conditions.

The Brand board of directors also considered as a part of its process potential risks and potentially negative factors concerning the merger in connection with its deliberations of the proposed transaction, including the following material factors:

•	that the exchange ratio of the stock portion of the merger consideration is fixed, so that if the market price of Renasant common stock at the time of the closing of the merger is lower than the market price on the date of the merger agreement (March 28, 2018), the economic value of the per share merger consideration to be received by Brand’s shareholders in exchange for their shares of Brand common stock will also be lower;

•	the potential for an adjustment to the merger consideration depending on the aggregate proceeds that Brand receives in connection with sales of Special Assets and the potential for Brand to distribute such Special Assets to its shareholders;

•	the potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger;

•	the provisions of the merger agreement restricting Brand’s solicitation of third-party acquisition proposals and providing for the payment of a termination fee in certain circumstances, which the Brand board of directors understood, while potentially limiting the willingness of a third party to propose a competing business combination transaction with Brand, were a condition to Renasant’s willingness to enter into the merger agreement;

•	the fact that the Brand board of directors and executive officers have other interests in the merger that are different from, or in addition to, their interests as Brand shareholders. See “The Merger—Interests of Certain Brand Directors and Executive Officers in the Merger”;

•	the potential displacement of Brand’s employees and the adverse anticipated effect on those employees;

•	the potential risks associated with integrating Brand’s business, operations and workforce with those of Renasant, including the execution risk of data system conversion and the possible negative effect on customer relationships;

•	the possibility that the merger could be announced but not consummated, and the possibility that Brand could lose customers, business and employees as a result of announcing the transaction; and

•	the possibility that the required regulatory and other approvals might not be obtained.

The foregoing discussion of the information and factors considered by the Brand board of directors as part of its process is not intended to be exhaustive, but includes the material factors considered by the Brand board of directors. In view of the wide variety of the factors considered in connection with its evaluation of the merger and the complexity of these matters, the Brand board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, the individual members of the Brand board of directors may have given different weight to different factors. The Brand board of directors conducted an overall analysis of the factors described above and engaged in thorough discussions amongst themselves and had discussions with, and questioned, Brand’s management and legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

It should be noted that this discussion of the information and factors considered by the Brand board of directors in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of Brand’s Financial Advisor

Brand retained Evercore to provide financial advisory services to Brand in connection with evaluating strategic and financial alternatives. On March 28, 2018, Evercore delivered to the Brand board of directors its written opinion that, as of such date, and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the merger consideration consisting of 32.87 shares of Renasant common stock and $77.50 in cash was fair, from a financial point of view, to the holders of Brand common stock entitled to receive such consideration. Evercore’s opinion did not, and Evercore otherwise has not and does not, express any opinion on the fairness, from a financial point of view, to the holders of Brand common stock of the merger consideration after giving effect to the Special Assets adjustment, whether to the extent of the assumed Special Assets adjustment or otherwise. Brand shareholders are advised to review the following summary of Evercore’s fairness opinion keeping in mind that the opinion is limited to the fairnesss, from a financial point of view, of the merger consideration as of March 28, 2018.

The full text of the written opinion of Evercore, dated March 28, 2018, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated by reference in its entirety into this proxy statement/prospectus. You are urged to read this opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Brand board of directors (in its capacity as such) in connection with its evaluation of the fairness of the merger consideration from a financial point of view, and did not address any other aspects or implications of the merger. The opinion does not constitute a recommendation to the Brand board of directors or to any other persons in respect of the merger, including as to how any holder Brand common stock should vote at any shareholders’ meeting held in connection with the merger or take, or not take, any action in respect of the merger. Evercore’s opinion does not address the relative merits of the merger as compared to any other business or financial strategies that might be available to Brand, nor does it address the underlying business decision of Brand to engage in the merger. The summary of the opinion of Evercore set forth below is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion and performing its related financial analysis, Evercore, among other things:

•	reviewed certain publicly available business and financial information relating to Brand and Renasant that Evercore deemed to be relevant, including publicly available research analysts’ estimates relating to Renasant;

•	reviewed certain non-public historical financial and operating data relating to Brand prepared and furnished to Evercore by management of Brand;

•	reviewed certain non-public projected financial data relating to Brand prepared by management of Brand and furnished to Evercore by management of Brand;

•	reviewed the amount and timing of the cost savings estimated by the management of Renasant to result from the merger (collectively, the “Synergies”);

•	held discussions with members of senior management of Brand and Renasant concerning the matters described in the four preceding bullets;

•	compared the financial performance of Brand and valuation multiples relating to the merger with those of certain other publicly traded companies that Evercore deemed relevant;

•	compared the financial performance of Renasant and Renasant’s stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

•	compared the financial performance of Brand and the valuation multiples relating to the merger with those of certain other transactions that Evercore deemed relevant;

•	reviewed the reported prices and the historical trading activity of Renasant common stock;

•	analyzed the discounted cash flows of Brand and Renasant on a stand-alone basis;

•	considered the potential pro forma impact of the merger;

•	reviewed a draft of the merger agreement dated March 27, 2018, which Evercore assumed was in substantially final form and from which Evercore assumed the final form would not vary in any material respect to its analysis; and

•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumed no liability therefor. With respect to the projected financial data relating to Brand referred to above,

Evercore assumed that such data has been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Brand as to the future financial performance of Brand. Evercore expressed no view as to any projected financial data relating to Brand, the Synergies or the assumptions on which they were based, and assumed that the financial results reflected in the projected financial data and estimates utilized in its analyses, including with respect to the Synergies, will be realized in the amounts and at the times projected.

For purposes of rendering its opinion, Evercore assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the merger will be satisfied without material waiver or modification thereof. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the merger will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Brand, Renasant, the combined company or the consummation of the merger or materially reduce the benefits to the holders of Brand common stock of the merger.

Evercore did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of Brand or Renasant. Evercore was not furnished with any such appraisals and did not evaluate the solvency or fair value of Brand or Renasant under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to it as of the date of the opinion and financial, economic, market and other conditions as they existed and as could be evaluated on the date of the opinion. It is understood that subsequent developments may affect Evercore’s opinion and that Evercore does not have any obligation to update, revise or reaffirm its opinion. Evercore is not an expert in the evaluation of loan, mortgage or similar portfolios or allowances for losses with respect thereto and was not requested to, and did not, conduct a review of individual credit files or loan, mortgage or similar portfolios. Evercore expressed no opinion or view as to the adequacy or sufficiency of allowances for losses or other matters with respect thereto and has assumed that each of Brand and Renasant has, and the pro forma combined company will have, appropriate reserves to cover any such losses.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the holders of Brand common stock, from a financial point of view, of the merger consideration. Evercore did not express any view on, and its opinion did not address, (1) the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of Brand or (2) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Brand, or any class of such persons, whether relative to the merger consideration or otherwise. Evercore has assumed that any modification to the structure of the merger will not vary in any respect material to its analysis. Evercore’s opinion did not address the relative merits of the merger as compared to other business or financial strategies that might be available to Brand, nor did it address the underlying business decision of Brand to engage in the merger or the terms of the merger agreement (other than the merger consideration) or the documents referred to therein. Evercore’s opinion did not constitute a recommendation to the Brand board of directors or to any other persons in respect of the merger, including as to how any holder of Brand common stock should vote or act in respect of the merger or any matter related thereto. Evercore expressed no opinion as to the price at which shares of Brand common stock or Renasant common stock will trade at any time. Evercore is not a legal, regulatory, accounting or tax expert and has assumed the accuracy and completeness of assessments by Brand and its advisors with respect to legal, regulatory, accounting and tax matters.

Set forth below is a summary of the material financial analyses performed and reviewed by Evercore in connection with the preparation of its written opinion letter dated March 28, 2018. Each analysis described below was reviewed with the Brand board of directors. The following summary, however, does not purport to be a complete description of the analyses performed and reviewed by Evercore. In connection with arriving at its opinion, Evercore considered all of its analyses as a whole, and the order of the analyses described below and the results of these analyses do not represent any relative importance or particular weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before March 27, 2018 (the last trading day prior to the date of public announcement of the merger), and is not necessarily indicative of current market conditions.

The following summary of financial analyses includes information presented in tabular format. These tables must be read together with the text of each summary in order to fully understand the financial analyses performed by Evercore. The tables alone do not constitute a complete description of the financial analyses performed by Evercore. Considering the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Evercore’s financial analyses.

For purposes of the financial analyses summarized below, the term “implied transaction value” for the merger refers to the implied value of the aggregate merger consideration of $453 million, consisting of (1) $77.50 in cash and 32.87 shares of Renasant common stock in consideration for each outstanding share of Brand common stock, and (2) $1,550 in cash per share in consideration for outstanding options to purchase Brand common stock, and based on the closing price of Renasant common stock on March 27, 2018 of $41.66.

Brand Valuation Analysis. Evercore performed a series of analyses to derive an indicative implied valuation range for the merger consideration which was based on a review of information included in publicly available filings and databases, estimates of projected financial data of Brand prepared by management of Brand, financial data published by SNL Financial, and Wall Street research analysts’ estimates of earnings per share and other financial data provided by FactSet Research Systems, Inc.

Selected Peer Group Trading Analysis. Using publicly available information, Evercore compared selected financial and market data of certain companies which Evercore deemed comparable to Brand. Evercore considered a peer group consisting of select publicly traded U.S. banks based in the Southeast with significant major metro MSA presence and between $1 billion and $6 billion in assets at December 31, 2017. The companies in the peer group are identified below.

• State Bank Financial Corporation	• Atlantic Capital Bancshares, Inc.
• FB Financial Corporation	• Southern National Bancorp of Virginia, Inc.
• Fidelity Southern Corporation	• Southern First Bancshares, Inc.
• Franklin Financial Network, Inc.	• CapStar Financial Holdings, Inc.
• Carolina Financial Corporation	• Community Bankers Trust Corporation
• National Commerce Corporation	• Reliant Bancorp, Inc.
• Access National Corporation	• First Community Corporation

In evaluating the peer group, Evercore relied on publicly available filings and equity research analyst estimates, which estimates are based in part on judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Brand. These can include the impact of competition on the business of Brand, as well as on industry characteristics generally and the absence of any adverse material change in the financial condition and prospects of Brand or the industry or in the markets generally.

Evercore reviewed, among other things, the closing price of each selected company’s common stock on March 27, 2018 as multiples of such company’s (1) calendar year 2018 mean estimated earnings per share, which we refer to as “EPS,” and (2) diluted tangible book value per share as of December 31, 2017. Estimated financial data for Brand was provided by Brand management, and estimated financial data for the selected companies was based on publicly available research analysts’ estimates, public filings and other publicly available information, in each case, as of March 27, 2018.

Evercore then applied the relevant range of the selected multiples derived from the selected companies to the corresponding financial data of Brand. This analysis indicated the following approximate implied valuation ranges for Brand as compared to the implied transaction value on March 28, 2018 of $453 million:

Selected Public Company Multiple	Selected Public Company Reference Range	Implied Valuation Range ($millions)
Price / 2018E EPS	14.0x – 16.0x	$454 – $519
Price / Diluted Tangible Book Value	1.80x – 2.20x	$346 – $423

Although the peer groups were compared to Brand for purposes of this analysis, none of the selected companies identified in the peer group are identical to Brand because of the inherent differences between the businesses, operations, performance, financial conditions and prospects of the selected companies as compared to Brand. These companies were chosen because they have certain characteristics that are similar to those of Brand.

Selected Precedent Transactions Analysis. Evercore reviewed publicly available financial information for the 27 bank merger transactions announced since November 8, 2016 (the date of the U.S. presidential election) involving U.S. target banks with assets between $1.5 billion and $6.0 billion:

Date Announced	Buyer	Target
2/26/18	CVB Financial Corporation	Community Bank
2/12/18	Pacific Premier Bancorp	Grandpoint Capital Inc.
1/26/18	Ameris Bancorp	Hamilton State Bancshares
12/1/17	Banco de Credito e Inversiones	TotalBank
11/1/17	Kearny Financial Corporation	Clifton Bancorp Inc.
10/19/17	IBERIABANK Corporation	Gibraltar Private B&TC
8/22/17	Arvest Bank Group Inc.	Bear State Financial Inc.
8/14/17	CenterState Bank Corporation	HCBF Holding Co.
8/8/17	Old National Bancorp	Anchor Bancorp Inc.
7/26/17	Valley National Bancorp	USAmeriBancorp Inc.
7/25/17	First Financial Bancorp	MainSource Financial Group
7/20/17	Associated Banc-Corporation	Bank Mutual Corporation
6/30/17	OceanFirst Financial Corporation	Sun Bancorp Inc.
5/22/17	Union Bankshares Corporation	Xenith Bankshares Inc.
5/22/17	Berkshire Hills Bancorp Inc.	Commerce Bancshares Corporation
5/16/17	Sandy Spring Bancorp Inc.	WashingtonFirst Bankshares Inc.
4/27/17	South State Corporation	Park Sterling Corporation
4/27/17	TowneBank	Paragon Commercial Corporation
4/6/17	PacWest Bancorp	CU Bancorp
3/27/17	Home BancShares Inc.	Stonegate Bank
2/28/17	IBERIABANK Corporation	Sabadell United Bank, N.A.
1/23/17	Simmons First National Corporation	First Texas BHC Inc.
1/9/17	Columbia Banking System Inc.	Pacific Continental Corporation
12/14/16	Simmons First National Corporation	Southwest Bancorp Inc.
12/13/16	Pacific Premier Bancorp	Heritage Oaks Bancorp
11/21/16	Independent Bank Group	Carlile Bancshares Inc.
11/17/16	First Interstate BancSystem	Cascade Bancorp

For each of the selected transactions, Evercore reviewed, among other things:

•

the transaction value for the selected transaction (calculated as the purchase price to be paid in respect of the target company’s common equity) as a multiple of the target company’s (1) EPS as of the last twelve month period ended prior to the announcement of the transaction, which we refer to as “LTM,”

and (2) forward EPS estimates, which, depending on the timing of announcement of the transaction, represents either EPS for the following calendar year or EPS for the next twelve month period, in each case at the time of announcement of the transaction, which we refer to as “NTM;”

•	the fully diluted transaction value for the selected transaction (calculated as the purchase price to be paid in respect of the target company’s common equity calculated on a fully diluted basis using the treasury method) as a multiple of the target company’s tangible common equity;

•	the implied core deposit premium (calculated as the transaction value for the selected transaction less the target company’s tangible book value, divided by its total core deposits, in each case as of the most-recent quarter-end publicly available at the time of announcement of the transaction), which we refer to as the “premium to core deposits”; and

•	the implied core deposit premium calculated as described above but without including any time deposits, which we refer to as the “premium to core deposits (less time).”

Financial data for the selected transactions was based on publicly available research analysts’ estimates, public filings and other publicly available information at the time of announcement of the applicable transaction.

Evercore then applied the relevant range of the selected multiples derived from the selected transactions to the corresponding financial data of Brand. This analysis indicated the following approximate implied valuation ranges for Brand as compared to the implied transaction value on March 28, 2018 of $453 million:

Selected Transaction Multiple	Selected Transaction Reference Range	Implied Valuation Range ($millions)
Diluted Price / Tangible Book Value	1.80x – 2.40x	$346 – $462
Price / LTM EPS	18.0x – 24.0x	$375 – $499
Price / NTM EPS	16.0x – 18.0x	$519 – $584
Premium to Core Deposits	12.0% – 18.0%	$388 – $487
Premium to Core Deposits (Less Time)	13.0% – 20.0%	$355 – $443

Because the reasons for and the circumstances surrounding each of the transactions reviewed were different, and because of the inherent differences in the businesses, operations, performance, financial conditions and prospects of the companies involved, no selected company or selected transaction utilized in the selected precedent transaction analysis is directly comparable to Brand or the merger.

Dividend Discount Model Analysis. Evercore performed a dividend discount analysis to determine implied valuation ranges of Brand on a standalone basis based on the sum of the discounted after-tax net present values of (1) potential dividends that Brand is estimated to be able to pay to equity holders for the fiscal years ending December 31, 2018 through December 31, 2022, assuming a target tangible common equity ratio of 8.50%, and (2) a projected terminal value of Brand common stock as of December 31, 2022.

For the implied valuation range of Brand on a standalone basis, Evercore reviewed financial projections provided by Brand to determine growth in total assets and annual net income that Brand is expected to generate during fiscal years 2018 through 2023. Evercore then estimated the maximum amount of possible dividends that can be paid out in each year based on the target tangible common equity ratio. To determine the implied valuation of Brand, Evercore considered a range of discount rates from 11.0% to 14.0% and a range of terminal values based on (1) a multiple of tangible book value per share in 2022 of 1.8x to 2.2x and (2) a multiple of earnings per share in 2023 of 13.0x to 15.0x.

Utilizing the range of discount rates and terminal value multiples, Evercore derived the following implied valuation ranges of Brand as compared to the implied transaction value on March 28, 2018 of $453 million:

Dividend Discount Model Analysis	Implied Valuation Range ($millions)
Terminal Price / Tangible Book Value	$353 – $480
Terminal Price / EPS	$436 – $565

As indicated above, the dividend discount analysis is not necessarily indicative of actual values or future results. A dividend discount analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions being made, including earnings growth rates, asset growth rates, target tangible common equity ratios, dividend payout amounts, terminal values and discount rates.

Renasant Standalone Valuation Analysis. Evercore performed a series of analyses to derive an indicative implied valuation range for Renasant common stock on a standalone basis, which was based on a review of information included in publicly available filings and databases, financial data published by SNL Financial, Wall Street research analysts’ estimates of earnings per share and other financial data provided by FactSet Research Systems, Inc., and estimates of certain financial data provided by management of Renasant.

Selected Peer Group Trading Analysis. Using publicly available information, Evercore compared selected financial and market data of select U.S. banks based in the Southeast with total assets between $7 billion and $25 billion at December 31, 2017, which Evercore deemed comparable to Renasant. The companies in the peer group are identified below.

• Pinnacle Financial Partners, Inc.	• Trustmark Corporation
• Bank of the Ozarks	• United Community Banks, Inc.
• United Bankshares, Inc.	• FCB Financial Holdings, Inc.
• BancorpSouth Bank	• WesBanco, Inc.
• Simmons First National Corporation	• Ameris Bancorp
• South State Corporation	• CenterState Bank Corporation
• Home BancShares, Inc.	• ServisFirst Bancshares, Inc.

In evaluating the peer group, Evercore relied on publicly available filings and equity research analyst estimates, which estimates are based in part on judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Renasant. These can include the impact of competition on the business of Renasant, as well as on industry characteristics generally and the absence of any adverse material change in the financial condition and prospects of Renasant or the industry or in the markets generally.

Evercore reviewed, among other things, the closing price of each selected company’s common stock on March 27, 2018 as multiples of such company’s (1) calendar year 2018 mean estimated EPS, and (2) tangible book value per share as of December 31, 2017. Estimated financial data of Renasant and the selected companies was based on publicly available research analysts’ estimates, public filings and other publicly available information, in each case, as of March 27, 2018.

Evercore then applied the relevant range of the selected multiples derived from the selected companies to the corresponding financial data of Renasant. This analysis indicated the following approximate implied valuation ranges per share of Renasant common stock as compared to the closing price of Renasant common stock of $41.66 on March 27, 2018:

Selected Public Company Multiple	Selected Public Company Reference Range	Implied Valuation Range Per Share of Renasant Common Stock
Price / Tangible Book Value	2.10x – 2.70x	$37.44 – $48.14
Price / 2018E EPS	13.5x – 15.5x	$40.37 – $46.35

Although the peer groups were compared to Renasant for purposes of this analysis, none of the selected companies identified in the peer group analysis are identical to Renasant because of the inherent differences between the businesses, operations, financial conditions and prospects of the selected companies compared to Renasant. These companies were chosen because they have certain characteristics that are similar to those of Renasant.

Dividend Discount Model Analysis. Evercore performed a dividend discount analysis to determine a range of potential per share values for Renasant common stock on a standalone basis and a pro forma basis. Evercore calculated a range of implied prices per share of Renasant common stock based on the sum of the discounted after-tax net present values of (1) potential dividends that Renasant is estimated to be able to pay to equity holders for the fiscal years ending December 31, 2018 through December 31, 2022, assuming a target tangible common equity ratio of 8.50%, and (2) a projected terminal value of Renasant common stock as of December 31, 2022.

For the implied valuation range of Renasant on a standalone basis, Evercore used mean analysts’ earnings per share estimates for Renasant for 2018 and 2019 and an 8% long-term growth rate for Renasant’s assets and net income thereafter as per Renasant management to estimate the total assets and adjusted net income that Renasant could be expected to generate during fiscal years 2018 through 2023. Evercore then estimated the maximum amount of possible dividends that could be paid out in each year based on the target tangible common equity ratio. To determine implied value per share, Evercore considered a range of discount rates from 11.0% to 14.0%, and a range of terminal values based on (1) a multiple of tangible book value per share in 2022 of 2.2x to 2.6x and (2) a multiple of earnings per share in 2021 of 13.0x to 15.0x.

Utilizing the range of discount rates and terminal value multiples, Evercore derived the following implied per share valuation ranges of Renasant common stock as compared to the closing price of Renasant common stock of $41.66 on March 27, 2018:

Dividend Discount Model Analysis	Implied Valuation Range Per Share of Renasant
Terminal Price / Tangible Book Value	$35.91 – $45.88
Terminal Price / EPS	$37.35 – $47.16

Historical Share Price Performance. Evercore reviewed as a reference point the range of trading prices for shares of Renasant common stock for the 52-week period ended on March 27, 2018. During this period, the closing stock price of Renasant common stock ranged from a low of $37.68 to a high of $45.31 per share. As of March 27, 2018, the share price for Renasant common stock was $41.66 per share.

Research Analyst Target Prices. Evercore reviewed as a reference point publicly available research analysts’ estimates, public filings and other publicly available information relating to the potential future value of Renasant common stock (commonly referred to as price targets). Evercore noted that the recent equity research estimates for Renasant common stock ranged from $45.00 to $48.00 per share, as compared to the closing price of Renasant common stock of $41.66 on March 27, 2018.

Pro Forma Impact Analysis. Evercore analyzed the pro forma impact of the merger on the future performance and financial condition of Renasant as reflected in the pro forma earnings per share and tangible book value per share of Renasant. In conducting its analysis, Evercore relied upon projected financial information for Brand prepared by management of Brand, mean analysts’ earnings per share estimates for Renasant published by FactSet, and certain assumptions and projected financial data provided by management of Renasant, including the impact and timing of cost savings. The analysis indicated that the pro forma impact of the merger would be accretive to Renasant’s 2019 estimated earnings per share and dilutive to Renasant’s estimated tangible book value per share at closing of the transaction. The financial forecasts on which this analysis is based are subject to substantial uncertainty and, therefore, actual results may be substantially different.

Miscellaneous. The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Evercore. In connection with the review of the merger by the Brand board of directors, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of Brand common stock or Renasant common stock. No company used in the above analyses as a comparison is directly comparable to Brand or Renasant, and no transaction used is directly comparable to the merger. Furthermore, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Brand or Renasant and their respective advisors. Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the totality of the factors and results of all the analyses.

Evercore prepared these analyses solely for the purpose of providing an opinion to the Brand board of directors as to the fairness, from a financial point of view, of the merger consideration to the holders of Brand common stock entitled to receive such consideration. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty. Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates. The issuance of the fairness opinion was approved by an opinion committee of Evercore.

The merger consideration pursuant to the merger agreement was determined through arm’s-length negotiations between Brand and Renasant and was approved by the Brand board of directors. Evercore did not recommend any specific merger consideration to Brand or the Brand board of directors or that any specific merger consideration constituted the only appropriate consideration for the merger. Evercore’s opinion to the Brand board of directors was one of many factors taken into consideration by the Brand board of directors in deciding to approve the merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Brand board of directors with respect to the merger consideration or of whether the Brand board of directors would have been willing to agree to different consideration.

Under the terms of Evercore’s engagement letter with Brand, (1) a monthly retainer fee of $30,000 is payable to Evercore during the term of the engagement, and (2) a fee of $500,000 was payable to Evercore upon delivery of Evercore’s opinion to the Brand board of directors; all of such fees will be credited against any success fee payable to Evercore upon consummation of the merger. Pursuant to the terms of its engagement letter, a success fee will be payable to Evercore contingent upon consummation of the merger in an amount equal to 1.10% of the merger consideration and the cash out amount received by Brand shareholders. As of the date of the merger agreement, the success fee payable to Evercore would have been an amount equal to $5.0 million. In addition, Brand has agreed to reimburse Evercore for its reasonable expenses (including legal fees, expenses and disbursements) incurred in connection with its engagement and to indemnify Evercore against certain liabilities and expenses arising out of or in connection with its engagement.

During the two-year period prior to the date of Evercore’s opinion, no material relationship existed between Evercore and its affiliates, on the one hand, and Brand or Renasant, on the other hand, pursuant to which compensation was received or was intended to be received by Evercore or its affiliates as a result of such a relationship. Evercore may provide financial or other services to Brand, Renasant or any of their respective affiliates in the future and in connection with any such services Evercore may receive compensation.

In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of Renasant and its affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

The management of Brand recommended, and the Brand board of directors determined, to engage Evercore to render a fairness opinion to the Brand board of directors based on its qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

Renasant’s Reasons for the Merger

In reaching its decision to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Renasant board of directors evaluated the merger in consultation with Renasant management, as well as Renasant’s financial advisor and outside legal counsel, and considered a number of factors, including the following material factors (not in any relative order of importance):

•	each of Renasant’s and Brand’s business, operations, financial condition, asset quality, earnings and prospects. In reviewing these factors, the Renasant board of directors considered that the merger (1) will enhance its presence in the metro Atlanta, Georgia, market; (2) will increase Renasant’s core deposit base, an important funding source; (3) will provide Renasant with an experienced management team and quality bank branches in Atlanta, with very little overlap; and (4) will provide Renasant with the opportunity to sell Renasant’s broad array of products to Brand’s client base, thereby increasing non-interest income through enhanced fee-based services;

•	its understanding of the current and prospective environment in which Renasant and Brand operate, including national and local economic conditions, the competitive environment for financial institutions generally, and the likely effect of these factors on Renasant both with and without the proposed transaction;

•	management’s expectations regarding cost synergies, accretion, dilution and internal rate of return that will ultimately be to the benefit of the combined company’s shareholders, including the expectations that:

•	Renasant will realize cost savings of approximately 35.0%, or approximately $15.7 million, on a pre-tax basis;

•	the transaction will be immediately accretive to earnings per share (excluding the impact of one-time merger-related expenses);

•	the dilution to tangible book value per share is minimal and expected to be earned back in less than three years; and

•	the transaction will have an internal rate of return in excess of 20%;

•	the transaction is expected to partially offset the projected earnings impact of Renasant crossing the $10 billion asset threshold at December 31, 2018 and thus becoming subject to the limitation on interchange fees imposed pursuant to the Durbin Amendment to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 beginning in July 2019;

•	its review and discussions with Renasant’s management concerning the due diligence examination of Brand;

•	the complementary nature of the cultures of the two companies, which management believes should facilitate integration and implementation of the transaction;

•	management’s expectation that Renasant will retain its strong capital position upon completion of the transaction, with regulatory capital ratios exceeding “well-capitalized” requirements and a tangible common equity ratio of approximately 8.9% after restructuring charges;

•	the terms of the merger agreement, including the following:

•	the fixed exchange ratio and fixed cash consideration;

•	the provisions for the downward adjustment of the merger consideration if all of the Special Assets are not resolved for their aggregate book value;

•	the requirement that the payments to Messrs. Morgan, Cochran and Fairey under their respective employment agreements and other compensatory arrangements with Brand be submitted to a shareholder vote so as to render Section 280G inapplicable to the payments;

•	the expected tax treatment of the merger; and

•	the deal protection and termination fee provisions, which it reviewed with Renasant’s outside legal counsel and financial advisor;

•	the receipt of waivers from each of Messrs. Morgan, Cochran and Fairey to the receipt of any payments that would constitute a “golden parachute” payment under Section 280G, which waivers will be applicable in the event that, as to Mr. Morgan, the Morgan 280G proposal and, as to Messrs. Cochran and Fairey, the Cochran/Fairey 280G proposal do not receive the requisite approval from eligible Brand shareholders; and

•	the regulatory and other approvals required in connection with the merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions.

In its deliberations, Renasant’s board of directors also considered a variety of risks associated with the merger agreement and the merger, including the following (not in any relative order of importance):

•	the risk that potential benefits and cost synergies and other savings sought in the merger may not be realized at all or within the expected time period, and the risks associated with the integration of Brand’s business, operations and workforce with those of Renasant;

•	the significant risks and costs involved in connection with entering into and completing the merger, or failing to complete the merger in a timely manner, or at all, including as a result of any failure to obtain required regulatory approvals, such as the risks and costs relating to diversion of management and employee attention, potential employee attrition, and the potential effect on business and customer relationships;

•	the risk that Brand will be unable to reach an agreement to divest its mortgage subsidiary prior to the closing of the merger, which could result in Renasant dissolving such subsidiary and incurring expenses associated with winding down the subsidiary’s operations;

•	the risk that, notwithstanding that it results in a downward adjustment to the merger consideration, Brand will be unable to resolve all of the Special Assets prior to the Special Assets resolution date or the closing date and, as a result, Renasant will acquire those Special Assets and have to resolve them itself; and

•	the possibility of litigation in connection with the merger.

The foregoing discussion of the information and factors considered by the Renasant board of directors is not intended to be exhaustive, but includes the material factors considered by the Renasant board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Renasant board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Renasant board of directors considered all these factors as a whole and overall considered the factors to be favorable to, and to support, its determination.

It should be noted that this discussion of the information and factors considered by the Renasant board of directors in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

Renasant’s and Renasant Bank’s Boards of Directors Following Completion of the Merger

Upon completion of the merger, the number of directors constituting Renasant’s board of directors will be increased by one, and one individual who is currently a director of Brand, selected by Renasant after consultation with Brand, will be appointed to fill the newly-created vacancy on Renasant’s board. In addition, upon completion of the merger of BrandBank with and into Renasant Bank, the number of directors constituting Renasant Bank’s board of directors will be increased by two, and Bartow Morgan, Jr. and one individual who is currently a director of BrandBank, selected by Renasant Bank after consultation with BrandBank, will be appointed to fill the newly-created vacancies on Renasant Bank’s board. Information about the current Renasant directors can be found in documents filed by Renasant with the SEC and incorporated by reference into this proxy statement/prospectus, including Renasant’s Annual Report on Form 10-K for the year ended December 31, 2017; such information is also included in Renasant’s Definitive Proxy Statement on Schedule 14A for its 2018 annual meeting of shareholders, which Renasant filed with the SEC on March 15, 2018 and its current Report on Form 8-K, which Renasant filed with the SEC on May 21, 2018. See “Where You Can Find More Information” on page 136. After consultation with Brand, Renasant has selected Connie L. Engel to be appointed to Renasant’s and Renasant Bank’s respective board of directors in addition to Mr. Morgan (as to Renasant Bank). Information about Connie L. Engel and Bartow Morgan, Jr. is set forth below.

Connie L. Engel, 65, is a partner in the Atlanta Office Division of Childress Klein Properties, Inc., a commercial real estate firm engaged in the development, management and leasing of commercial real estate throughout the Southeastern United States. Ms. Engel has been responsible for the development and leasing of the Atlanta Galleria Office Park located in Atlanta, Georgia, for over 20 years. Prior to joining Childress Klein Properties, Inc., Ms. Engel led marketing and operations for IBM Corp. Since 2005, Ms. Engels has served on the Board of Trustees of Kennesaw State University, Kennesaw, Georgia, and she has served as the consumer representative on the Georgia Board of Dentistry since 2011.

Mr. Morgan, 45, currently serves as the Chief Executive Officer of Brand and BrandBank. He also serves as a director for both Brand and BrandBank. Mr. Morgan currently serves on the Board of Trustees of Georgia Gwinnett College, serves as the Treasurer of Hampden-Sydney College, serves as the Secretary and Treasurer of the Buckhead Coalition, serves as a board member of the Gwinnett Chamber of Commerce and the American Korean Friendship Society, and is a member of the Young Presidents Organization, Southern 7 Chapter. Mr. Morgan is the past chairman of the Gwinnett Chamber of Commerce and past president of the Northeast Georgia Community Foundation. In addition, Mr. Morgan presently serves as Chairman of the Development Committee of Gwinnett Medical Center Foundation and is a member of The Atlanta Rotary Club and Board of Councilors of The Carter Center.

Renasant has also agreed that it will reelect Mr. Morgan to Renasant Bank’s board at least through Renasant Bank’s 2021 annual meeting.

Interests of Certain Brand Directors and Executive Officers in the Merger

When considering the recommendation of the board of directors of Brand to approve the merger agreement, shareholders should be aware that the executive officers and the board of directors of Brand may have interests in the merger that are different from, or in addition to, those of Brand shareholders, which may create potential conflicts of interest. The Brand board of directors was aware of and considered these interests, among other matters, in reaching its decision to approve the merger agreement. The interests of Brand executive officers and the Brand board of directors include the interests described in this section. Amounts included in this section are based on the best available information as of June 20, 2018 and reasonable estimates. The actual value of certain payments could be more or less, depending on the timing of the merger, the value of the merger consideration, and whether the amount of the merger consideration is subject to adjustment. For this purpose, Bartow Morgan, Jr., Chief Executive Officer, Robert L. Cochran, Chief Financial Officer, and Richard A. Fairey, President and Chief Operating Officer, are considered executive officers of Brand.

Effect of Section 280G. As more fully described earlier in this proxy statement/prospectus in “The Brand Proposals” under the headings “Morgan 280G Proposal” and “Cochran/Fairey 280G Proposal,” each of Messrs. Morgan, Cochran and Fairey has signed a waiver under which payments that would constitute “excess parachute payments” as defined in Section 280G will be forfeited in the event that, as to Mr. Morgan, the Morgan 280G proposal, and as to Messrs. Cochran and Fairey, the Cochran/Fairey 280G proposal, is not approved by eligible Brand shareholders. The amounts more fully described below assume that eligible Brand shareholders will approve the 280G proposals. If the requisite approval is not obtained, then, as to Mr. Morgan, if the Morgan 280G proposal does not receive the necessary vote, and as to Messrs. Cochran and Fairey, if the Cochran/Fairey 280G proposal does not receive the necessary vote, the waiver(s) would operate to limit amounts paid in connection with the completion of the merger to amounts that do not constitute parachute payments within the meaning of Section 280G and each executive’s safe harbor amount.

Equity Awards. Executive officers and directors of Brand hold unexercised options granted under the Brand Stock Incentive Plan, some of which are not yet vested. Immediately prior to the effective time of the merger, each unvested option will vest in full, without any action on the part of a holder thereof. Each outstanding option will then be converted to the right to receive a cash payment equal to (1) the total number of shares subject to such option multiplied by (2) the excess of $1,521 over the exercise price of such option, less applicable tax withholdings, (assuming the cash out amount is adjusted consistent with the assumed Special Assets adjustment) (as described under the heading “The Merger Agreement—Downward Adjustment to the Merger Consideration and the Cash Out Amount”). Mr. Morgan has also been granted an aggregate of 526.1 deferred shares under the Brand Stock Incentive Plan, each representing a share of Brand common stock, none of which are vested. Upon the consummation of the merger, the deferred shares will vest in full and be converted to the right to receive the merger consideration, less applicable tax withholdings, after giving effect to the Special Assets adjustment (as described under the heading “The Merger Agreement—Downward Adjustment to the Merger Consideration and the Cash Out Amount”).

The aggregate amounts payable to the executive officers and directors of Brand in consideration of their outstanding equity awards are reflected in the table below (the table does not list Brand directors with no outstanding equity awards). The table assumes that (1) no options outstanding as of the date of this proxy statement/prospectus are exercised prior to the merger, (2) the merger will close in the third quarter of 2018, (3) no amounts are withheld for taxes, and (4) the amount of the merger consideration and the cash out amount are adjusted downward consistent with the assumed Special Assets adjustment.

	Number of Options Outstanding	Number of Unvested Options	Aggregate Option Consideration(1)	Number of Deferred Shares	Estimated Value of Deferred Shares(2)
Bartow Morgan, Jr.	9,468	9,468	$6,934,363	526.1	$843,516
Robert L. Cochran	2,578	2,112.8	1,952,049	—	—
Richard A. Fairey	4,204	2,112.8	3,290,952	—	—
Michael J. Coles	233	—	202,244	—	—
Sunny K. Park	233	—	202,244	—	—
R. Lee Tucker, Jr.	233	—	202,244	—	—

(1)	Determined by multiplying (1) the number of options outstanding by (2) $1,521 minus the exercise price of each option.

(2)	Determined by adding (1) the number of deferred shares multiplied by $48.10, which is the market price of a share of Renasant common stock as of June 20, 2018, multiplied by the 31.78 exchange ratio and (2) the number of deferred shares multiplied by $74.72.

Brand Agreements, Plans and Arrangements. Messrs. Morgan, Cochran, and Fairey have entered into the following agreements with Brand:

•	Amended and Restated Employment Agreements, each dated February 24, 2017;

•	Supplement Executive Retirement Plans, or “SERPs,” each dated February 24, 2017; and

•	in the case of Mr. Morgan, a Supplemental Executive Retirement Benefits Agreement dated June 3, 2006.

Existing Employments Agreements. Except as described below, each of the Amended and Restated Employment Agreements is substantially identical and provides for a cash payment if a change in control is consummated and the employment of the executive is involuntarily terminated without “cause” or terminated by the executive for “good reason” (as such terms are defined in the agreements) during the 12-month period following the consummation of the change in control. The cash payments are considered “double trigger” because they require both the consummation of a change in control and an eligible termination of employment as a condition of payment. The amount of each cash payment is equal to three times the sum of (1) the executive’s highest annual base salary in effect during the 12-month period preceding his termination of employment, and (2) the average annual bonus paid during the three-year period preceding the year of his termination. The board of directors of Brand intends to terminate the change in control provisions included in the Amended and Restated Employment Agreements, subject to the consummation of the merger, causing the cash payments to be made immediately by Renasant after the completion of the merger without regard to the employment status of each executive. As a consequence of the termination, each cash payment will be converted to a “single trigger” because an eligible termination will no longer be required as a condition of payment.

In addition to the cash payment, Mr. Morgan’s employment agreement provides for the payment of premiums related to certain insurance policies issued on his life that are owned by one or more trusts, the beneficiaries of which are members of Mr. Morgan’s family. Upon the consummation of the merger and the extinguishment of his Amended and Restated Employment Agreement with Brand, Mr. Morgan will receive from Renasant a cash payment in the amount of $2,537,238, representing settlement in full of any obligation of Brand in respect of the insurance policies, including premium payments and taxes due in respect thereof.

Supplemental Executive Retirement Plans and Benefits Agreement. Each SERP is substantially identical and provides for a “normal retirement benefit” in the amount of $100,000, payable annually in the form of monthly installments during the 15-year period following an executive’s retirement on or after his normal retirement age (age 65). If a change in control is consummated prior to normal retirement, death, disability or termination of employment, each SERP includes a double trigger provision under which the normal retirement benefit will vest in full and be paid if employment is involuntarily terminated other than for “cause” (as defined in the agreements) during the 12-month period following the completion of the merger.

Mr. Morgan’s Supplemental Executive Retirement Benefits Agreement provides for a “full benefit” in the amount of $254,000, payable annually in the form of monthly installments during the 12-year period following Mr. Morgan’s termination, if he remains employed until April 4, 2038, which is his full vesting date. The agreement includes a double trigger change in control provision, under which the vesting of the full benefit will be accelerated if a “change in control” is consummated and Mr. Morgan’s employment is terminated other than for “cause” (as such terms are defined in the agreement) during the one-year period following the consummation, with the full benefit payable on the later of his termination of employment or attainment of age 65.

The board of directors of Brand intends to terminate the SERPs and the Supplemental Executive Retirement Benefits Agreement, subject to the consummation of the merger, causing the full benefits to vest and the present value to be paid by Renasant immediately after the completion of the merger, without regard to the age or employment status of any executive officer. As a consequence of the termination, the full benefits will be converted to single trigger payments because age or employment status will no longer be a condition of payment.

Deferred Compensation. An account is maintained for Mr. Morgan in the Brand Deferred Compensation Plan, the balance of which is notionally invested in units, each representing a share of Brand common stock. Only a portion of his account is vested. When the merger is completed, the account will vest in full and units representing Brand common stock will be converted to a notional investment with a value equal to the merger consideration. In accordance with the terms of the merger agreement, unless otherwise agreed by Renasant, the Brand Deferred Compensation Plan will be terminated by Brand, subject to the consummation of the merger, causing each account to be fully vested and distributed by Renasant shortly after the merger is completed.

Bonus. On or before the completion of the merger, Brand intends to pay to each executive a cash bonus equal to the amount of the performance-based bonus that was paid to him under the Brand Entities Annual Incentive Program for Brand’s 2018 fiscal year, prorated to reflect his service prior to the completion of the merger. The amount of Mr. Morgan’s bonus will be increased by 20%, representing an additional Brand matching contribution. Mr. Morgan’s bonus and matching contribution will be credited to his account maintained under the Brand Deferred Compensation Plan, pursuant to his prior deferral election and distributed when the plan is terminated and liquidated.

The table below illustrates the payments to be made to the executive officers of Brand upon the consummation of the merger, assuming the merger consideration and the cash out amount are adjusted downward consistent with the assumed Special Assets adjustment.

	Equity(1)	Cash Payments(2)	SERPs(3)	Deferred Compensation(4)	Total
Bartow Morgan, Jr.	$7,777,879	$5,570,627	$3,262,005	$2,901,198	$19,511,709
Robert L. Cochran	1,952,049	2,137,031	1,133,290	—	5,222,371
Richard A. Fairey	3,290,952	2,137,031	1,132,204	—	6,560,188

(1)	Reflects cash payments to be made in consideration of the cancellation of stock options, assuming that no options outstanding as of the date of this proxy statement/prospectus are exercised prior to the merger and, for Mr. Morgan, includes the value of merger consideration payable with respect to his unvested deferred shares in the amount of $869,275, all of which are considered single trigger payments. The value of the options has been determined by multiplying (1) the number of options outstanding by (2) $1,521 minus the exercise price of each option. The value of Mr. Morgan’s deferred shares has been determined by adding (1) the number of deferred shares multiplied by $48.10, which is the market price of a share of Renasant common stock as of June 20, 2018, multiplied by the exchange ratio and (2) the number of units allocated to his account multiplied by $74.72.
(2)	Reflects for each of Messrs. Morgan, Cochran and Fairey change in control payments to be made under the provisions of the Amended and Restated Employment Agreements and prorated bonus payments, both of which are single trigger payments. As to Mr. Morgan, the bonus payment includes an additional 20% representing a Brand matching contribution. Mr. Morgan will also receive insurance premiums, including a related tax gross-up payment, which is considered a single trigger payment.

	Change in Control Payment	Insurance Premiums and Gross-Up	Bonus	Total
Bartow Morgan, Jr.	$2,727,839	$2,537,238	$305,550	$5,570,627
Robert L. Cochran	1,938,990	—	198,042	2,137,032
Richard A. Fairey	1,938,990	—	198,042	2,137,032

(3)	Reflects amounts payable on the termination and liquidation of the Supplemental Executive Retirement Plans dated February 24, 2017, and, for Mr. Morgan, the present value of the full benefit payable under the Supplemental Executive Retirement Benefits Agreement dated June 3, 2006, in the amount of $2,129,496, all of which are single trigger payments.
(4)	Reflects the value of Mr. Morgan’s account balance in the Brand Deferred Compensation Plan immediately after the merger is completed, determined by adding (1) the number of units allocated to his account multiplied by $48.10, which is the market price of a share of Renasant common stock as of June 20, 2018, multiplied by the exchange ratio and (2) the number of units allocated to his account multiplied by $74.72.

Employment Agreements with Renasant. Messrs. Morgan and Fairey have entered into substantially similar employment agreements with Renasant Corporation and/or Renasant Bank, to be effective upon the consummation of the merger. Under the terms of his employment agreement, Mr. Morgan will be employed by Renasant Corporation as its Chief Commercial Banking Officer and will be appointed to serve as a member of the board of directors of Renasant Bank. Mr. Fairey will be employed by Renasant Bank as its Chief Retail Banking Officer. Each executive will receive base compensation in an amount equal to the base compensation payable to him by Brand immediately before the merger is consummated; Mr. Morgan will not receive additional compensation for his service as a member of the board of directors of Renasant Bank.

Each of the agreements includes an initial two-year year term, subject to renewal for successive one-year periods, unless either party timely provides notice of non-renewal to the other. The agreements provide for customary executive benefits and perquisites, including eligibility for participation in the performance-based bonus and equity compensation plans maintained by Renasant, car allowances and club dues. Each employment agreement contains standard covenants prohibiting competition against Renasant and the solicitation of Renasant customers and employees following the termination of employment and the impermissible use or disclosure of the confidential information of Renasant, whether during or after employment.

The employment agreements provide for certain payments in the event of termination of employment:

•	in the event of a “constructive termination” or termination without “cause” (as such terms are defined in the employment agreements), each of Messrs. Morgan and Fairey would receive (1) a cash payment equal to his base compensation for the remainder of the employment term, but not less than 12 months, and his cash bonus in the target amount, pro-rated to reflect the period of service prior to his termination, (2) monthly payments in an amount equal to the cost of continuation coverage premiums under the Renasant group medical plan for a maximum period of 18 months, and (3) the vesting of any outstanding equity grants or awards on a prorated basis.

•	in the event of a constructive termination or termination without cause, either during the 24-month period following a “change in control” (as defined in the employment agreements), each of Messrs. Morgan and Fairey would receive (1) a cash payment in an amount equal to the sum of his base compensation and average annual bonus for the two whole calendar years preceding the change in control, multiplied by two and one-half times (2.5x) in the case of Mr. Morgan and two times (2x) in the case of Mr. Fairey, (2) monthly payments in an amount equal to the cost of continuation coverage premiums under the Renasant group medical plan for a maximum period of 18 months, and (3) the vesting of his outstanding equity awards in accordance with the terms of the Renasant 2011 Long-Term Incentive Compensation Plan, as amended. Each employment agreement includes a “cut back” provision that would reduce all amounts payable on account of a change in control, whether or not payable under the terms of an employment agreement, to an amount that would not trigger the adverse tax consequences of Section 280G.

Other Material Agreements. R. Michael Dunlap, the Director of Commercial Banking for BrandBank, is a party to a Retention Bonus Agreement with BrandBank dated February 27, 2018, under which he will receive a “change in control bonus” in an amount equal to the sum of his base compensation and average annual bonus paid during three-year period preceding the consummation of the change in control, provided he remains employed by BrandBank and is in good standing at the time the change in control is consummated. If Mr. Dunlap remains employed and is in good standing during the one-year period following the consummation of the change in control, or he is involuntarily terminated other than for “cause” (as defined in the agreement) during the one-year period, he will receive an additional “retention bonus,” the amount of which will be calculated in the same manner.

Mr. Dunlap has also entered into an employment agreement with Renasant Bank, under which he will serve as an executive vice president. In all other respects, the employment agreement is substantially identical to the employment agreement between Mr. Fairey and Renasant Bank described above.

Regulatory and Third-Party Approvals

Completion of the merger is subject to prior receipt of all approvals and consents required to be obtained from applicable governmental and regulatory authorities. Renasant and Brand have agreed to cooperate and use all reasonable best efforts to prepare as promptly as possible all documentation, to make all requisite regulatory filings and to obtain any necessary permits, consents, approvals or authorizations of governmental entities necessary to consummate the transactions contemplated by the merger agreement as soon as practicable. As of the date of this proxy statement/prospectus, Brand and Renasant have filed applications and notifications to obtain the necessary regulatory approvals (or waivers therefrom) of the Federal Reserve, the FDIC and the Mississippi Department of Banking and Consumer Finance. Renasant has also filed a notice of the merger with the Georgia Department of Banking and Finance.

There can be no assurance that regulatory approvals will be obtained, that such approvals will be received on a timely basis, or that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or business of Renasant or Brand following completion of the merger. There can likewise be no assurance that any state attorney general or other domestic regulatory authority will not attempt to challenge the merger on antitrust grounds or for other reasons, or, if such a challenge is made, as to the result thereof. The merger is conditioned upon the receipt of all consents, approvals and actions of governmental authorities and the filing of all other notices with such authorities in respect of the merger. See “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 87 of this proxy statement/prospectus.

FDIC Approval. The merger of BrandBank with and into Renasant Bank is subject to the prior approval of the FDIC pursuant to Section 18(c) of the Federal Deposit Insurance Act, as amended, and related federal regulations. Renasant filed its application for approval of the bank merger with the FDIC on May 14, 2018. In reviewing the transactions under applicable statutes and regulations, the FDIC will consider, among other factors, the competitive impact of the merger. The FDIC will also consider the financial and managerial resources and future prospects of the companies and their subsidiary banks and the convenience and needs of the communities to be served as well as the companies’ effectiveness in combatting money-laundering activities. Furthermore, the FDIC will take into consideration the extent to which the proposed acquisition would result in greater or more concentrated risks to the stability of the United States banking or financial system. Under the Community Reinvestment Act of 1977, as amended, the FDIC must take into account the record of performance of each of Brand and Renasant in meeting the credit needs of the entire communities, including low-income and moderate-income neighborhoods, served by the companies and their subsidiaries. As of their last respective examinations, BrandBank was rated “satisfactory” and Renasant Bank was rated “satisfactory” in this regard.

In connection with its review, the FDIC provided an opportunity for public comment on the application for the merger, although no public comments were received prior to the closing of the comment period, and is authorized to hold a public meeting or other proceeding if it determines that such action would be appropriate.

Federal Reserve Approval. The merger of bank holding companies is also subject to the approval of the Federal Reserve, unless such merger does not require Federal Reserve approval under regulations promulgated by the Federal Reserve pursuant to the Bank Holding Company Act of 1956, as amended. Renasant believes that the merger with Brand is exempt from the Federal Reserve’s approval requirements pursuant to 12 C.F.R. §225.12(d)(2). On June 20, 2018, Renasant filed the required notice with the Federal Reserve to confirm its exemption from such approval requirements.

State Bank Regulatory Approvals. Renasant has filed an application for approval with the Mississippi Department of Banking and Consumer Finance with respect to the bank merger. In reviewing the merger of the banks, the Department will take competitive considerations into account, as well as the capital adequacy, the quality of management and earnings prospects (in terms of both quality and quantity). On June 13, 2018, the Department of Banking and Consumer Finance notified Renasant that it had no objection to the bank merger.

Other Applications and Notices. Other applications and notices are being filed with various regulatory authorities and self-regulatory organizations in connection with the merger, including applications and notices in connection with the indirect change in control, as a result of the merger, of certain subsidiaries directly or indirectly owned by Brand.

Renasant and Brand are not aware of any governmental approvals or compliance with banking laws and regulations that are required for the merger to become effective other than those described above. Renasant and Brand intend to seek any other approval and to take any other action that may be required to complete the merger. There can be no assurance that any required approval or action can be obtained or taken prior to the meeting.

If the approval of the merger by any of the authorities mentioned above is subject to compliance with any conditions, there can be no assurance that the parties or their subsidiaries will be able to comply with such conditions or that compliance or non-compliance will not have adverse consequences for the combined company after consummation of the merger. The parties believe that the proposed merger is compatible with such regulatory requirements.

Third-Party Approvals. The merger is conditioned upon the receipt of all consents and approvals of third parties with respect to specified agreements, such as real property leases, unless the failure to obtain any such consent or approval would not reasonably be expected to have a material adverse effect on Renasant or Brand. Pursuant to the merger agreement, Renasant and Brand have agreed to use their reasonable best efforts to obtain all consents, approvals and waivers from third parties necessary in connection with the completion of the merger.

Public Trading Markets

Renasant common stock trades on Nasdaq under the symbol “RNST.” The newly issued Renasant common stock issuable pursuant to the merger agreement will be listed on Nasdaq, subject to notice of issuance.

Dissenters’ Rights

THIS DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO DISSENTERS’ RIGHTS UNDER THE GEORGIA BUSINESS CORPORATION CODE AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF ARTICLE 13 THEREOF, WHICH IS REPRINTED IN ITS ENTIRETY AS ANNEX C TO THIS PROXY STATEMENT/PROSPECTUS. ALL REFERENCES IN THIS SUMMARY TO A “SHAREHOLDER” OR “HOLDER” ARE TO THE RECORD HOLDER OF THE SHARES OF BRAND COMMON STOCK AS TO WHICH DISSENTERS’ RIGHTS ARE ASSERTED.

General. Under Article 13 of the GBCC, which we refer to as “Article 13,” subject to exceptions not applicable to the merger of Brand with and into Renasant, where a proposed merger of a Georgia corporation is to be submitted for approval at a meeting of shareholders, as with the special meeting of Brand shareholders, the meeting notice must state that the corporation’s shareholders are entitled to assert dissenters’ rights. This notice must include a copy of Article 13. The notice of special meeting that is a part of this proxy statement/prospectus constitutes the required notice to the holders of Brand common stock, and Article 13 is attached to this proxy statement/prospectus as Annex C.

Any Brand shareholder who wishes to exercise dissenters’ rights or who wishes to preserve that right should review carefully the following discussion and Annex C to this proxy statement/prospectus. Moreover, because of the complexity of the procedures for asserting dissenters’ rights, if you are considering asserting your dissenters’ rights, we urge you to obtain the advice of counsel (which will be at your own expense). Failure to comply with the procedures specified in Article 13 timely and properly will result in the loss of dissenters’ rights. A Brand shareholder who fails to comply with the procedures specified in Article 13 and thus loses dissenters’ rights will be deemed to have elected to receive the merger consideration for such shareholder’s shares of Brand common stock.

A person having a beneficial interest in shares of Brand common stock held of record in the name of another person, such as a bank or broker, must act promptly to cause the record holder to timely follow the steps required by the GBCC to perfect dissenters’ rights. A demand for payment submitted by a beneficial owner who is not the record owner will not be honored.

Procedure for exercising dissenters’ rights. Any holder of Brand common stock wishing to assert his or her dissenters’ rights under Article 13 must satisfy both of the following conditions:

•	The holder must deliver to Brand a written notice of his or her intent to demand payment for the holder’s shares before the vote on the merger agreement and the merger at the special meeting. This notice must reasonably inform Brand of the identity of the holder and that the holder intends to demand payment of the fair value of the holder’s shares. This demand is in addition to and separate from any proxy or vote. Voting against, or abstaining from voting or failing to vote on, the merger proposal will not constitute a written demand for payment within the meaning of Article 13.

•	The holder must not vote the holder’s shares of common stock in favor of the adoption and approval of the merger proposal at the special meeting. As a result, a Brand shareholder who submits a proxy and wishes to exercise dissenters’ rights must vote against the adoption and approval of the merger proposal, or abstain from voting, because a proxy which does not contain voting instructions will, unless revoked, be voted in favor of the merger proposal.

Only a holder of record of shares of common stock issued and outstanding through the effective time of the merger is entitled to assert dissenters’ rights for the shares of common stock registered in that holder’s name. A demand for payment should be executed by or on behalf of the shareholder of record, fully and correctly, as the shareholder’s name appears on the applicable stock certificates, and should specify the shareholder’s name and mailing address, the number of shares of common stock owned and that the shareholder intends to demand payment of the fair value of the shareholder’s common stock. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity. If the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all owners. An authorized agent, including one or more joint owners, may execute a demand for payment on behalf of a shareholder. The agent, however, must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise dissenters’ rights with respect to the shares held for one or more of the beneficial owners while not exercising dissenters’ rights with respect to shares held for other beneficial owners. In such case, the written demand should set forth the name and address of each person on whose behalf the record holder is exercising dissenters’ rights. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner.

Any shareholder who has duly demanded payment of the fair value of his or her shares in compliance with Article 13 retains his or her other rights as a shareholder, including being entitled to the payment of dividends or other distributions on those shares, until the merger is completed.

A shareholder who elects to exercise dissenters’ rights under Article 13 should mail or deliver a written demand to Brand Group Holdings, Inc., 106 Crogan Street, Lawrenceville, Georgia 30046, Attn: Bartow Morgan, Jr., Chief Executive Officer.

Under the merger agreement, Brand has agreed to give Renasant prompt notice of any demands for payment received by Brand. Renasant has the right to participate in all negotiations and proceedings with respect to demands for payment. Brand will not, except with the prior written consent of Renasant, make any payment with respect to any demands for payment, or offer to settle, or settle, any such demands.

Notice by the Company. If the merger agreement and the merger are adopted and approved at the special meeting, then within 10 days after the effective time of the merger, Renasant (as successor to Brand) must send a notice of the effectiveness of the merger to each of Brand’s former shareholders who (1) have delivered a written notice of the intent to demand payment in accordance with Article 13 and (2) have not voted to approve and adopt, nor consented to, the merger agreement and the merger. This notice will state where a dissenting shareholder must send his or her payment demand described in the next paragraph and where and when stock certificates for dissenting shares must be deposited. It will also set the deadline by which Renasant must receive the payment demand (this deadline may not be fewer than 30 nor more than 60 days after the date Renasant delivers the dissenters’ notice). A copy of Article 13 will be included with Renasant’s notice.

After receiving the notice from Renasant, a dissenting shareholder must make a first payment demand for his or her shares by written notice to Renasant and deposit his or her stock certificates, each in accordance with the terms of the written notice received from Renasant. If a dissenting shareholder fails to submit a first payment demand or to deposit his or her shares in accordance with the procedures set forth in such notice, the shareholder will lose his or her rights to dissent and shall not be entitled to payment under Article 13. Instead, he or she will receive the merger consideration. If we have not completed the merger within 60 days after the first payment demand and the deposit of stock certificates, Brand must return the deposited stock certificates. If we complete the merger after the return of stock certificates, we must send a new dissenters’ notice and repeat the payment demand procedure described above.

Within ten days of the later of the closing of the merger or Renasant’s receipt of the first payment demand, Renasant must offer to pay the dissenting shareholders who have complied with the provisions of Article 13 the amount Renasant estimates to be the fair value of the dissenting shareholders’ shares, plus accrued interest. The offer of payment must be accompanied by:

•	recent Renasant financial statements;

•	a statement of Renasant’s estimate of the fair value of the shares;

•	an explanation of how the interest was calculated;

•	a statement of the dissenting shareholder’s right to demand payment of a different amount if the dissenting shareholder is dissatisfied with the offer; and

•	a copy of Article 13 of the GBCC.

If a dissenting shareholder accepts Renasant’s offer by providing written notice to Renasant within 30 days after the date the offer is made, or if he or she fails to respond at all to Renasant’s offer within this 30-day period, Renasant must make payment for the dissenting shareholder’s shares within 60 days after the later of the date Renasant made the offer of payment or the date on which the merger occurs.

A dissenting shareholder may make a second payment demand to Renasant in writing of his or her own estimate of the fair value of his or her shares and the amount of interest due if the dissenting shareholder is dissatisfied with Renasant’s offer of payment of fair value or the merger does not occur and Brand does not return the deposited certificates within the required 60-day period. This second payment demand must be made within 30 days after the date Renasant makes its offer, or the dissenting shareholder will be deemed to have waived his or her right to demand payment of a different amount than that offered by Renasant and to have accepted the amount offered by Renasant.

Filing a petition for payment. If a dissenting shareholder’s second payment demand is unsettled 60 days after receipt by Renasant, Renasant shall commence a nonjury equitable valuation proceeding in the Superior Court of Gwinnett County, Georgia, to determine the fair value of the shares and accrued interest. All dissenting shareholders whose second payment demands remain unsettled will be made parties to this proceeding. In the valuation proceeding, the court will fix a value of the shares and may appoint one or more appraisers to receive evidence and recommend a decision on the question of fair value.

The costs of the appraisal proceeding (including the costs of any appraisers the court appoints) will be assessed against Renasant, except that some of these costs may be assessed against a dissenting shareholder if the court finds the dissenter acted arbitrarily, vexatiously or not in good faith. The court also has the power to assess the fees of attorneys and experts against Renasant, if it does not substantially comply with the requirements of Article 13 or if it acted arbitrarily, vexatiously or not in good faith, or against a dissenting shareholder, if such shareholder acted arbitrarily, vexatiously or not in good faith. If Renasant does not commence this proceeding within 60 days after receiving a dissenting shareholder’s second payment demand, it must pay each dissenting shareholder whose second payment demand remains unsettled the amount demanded by each dissenting shareholder in his or her second payment demand.

Shareholders considering whether to exercise dissenters’ rights should be aware that the fair value of their shares as determined under Article 13 could be more than, the same as or less than the value of the merger consideration they would receive under the merger agreement if they did not seek payment for their shares. Shareholders should also be aware that the opinion of Evercore discussed in this proxy statement/prospectus is not an opinion as to fair value under Article 13. Renasant reserves the right to assert in any appraisal proceedings, that, for purposes of Article 13, the “fair value” of a share of Brand common stock is less than the consideration payable pursuant to the merger agreement.

Withdrawal. Any shareholder may withdraw a demand for payment and elect to receive the merger consideration in exchange for each share of Brand common stock by delivering to Brand (or Renasant, if after the effective date of the merger) a written withdrawal of the shareholder’s demand for payment.

Any shareholder wishing to exercise dissenters’ rights is urged to consult legal counsel before attempting to exercise dissenters’ rights. Failure to comply strictly with all of the procedures set forth in Article 13 of the GBCC may result in the loss of a shareholder’s statutory dissenters’ rights.

Accounting Treatment of the Merger

Renasant will account for the merger using the purchase method of accounting, with Renasant as the acquiror. The assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Brand will be recorded, as of completion of the merger, at their respective fair values and added to those of Renasant. Any excess of the purchase price over fair values will be recorded as goodwill. Consolidated financial statements and reported results of operations of Renasant issued after completion of the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of Brand.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the merger agreement. This description does not purport to be complete and is qualified in its entirety by reference to the agreement and plan of merger, a copy of which is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein. This summary may not contain all of the information about the merger agreement that may be important to you. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Terms of the Merger

Each of the Renasant board of directors and the Brand board of directors has unanimously approved the merger agreement, which provides for the merger of Brand with and into Renasant. Renasant will be the surviving corporation in the merger. Immediately after the merger, BrandBank will merge with and into Renasant Bank, with Renasant Bank as the surviving banking corporation in the merger.

The Renasant Articles and Renasant Bylaws as in effect immediately prior to the completion of the merger will be the articles of incorporation and bylaws of the surviving corporation. As described in “The Merger—Renasant’s Board of Directors Following Completion of the Merger,” the board of directors of Renasant and Renasant Bank immediately prior to the effective time of the merger will be the surviving corporation’s and surviving bank’s board of directors after the merger, with the addition to the Renasant Board of Connie L. Engel and the addition to the Renasant Bank Board of Ms. Engel and Bartow Morgan, Jr. Each of Renasant’s officers immediately prior to the effective time of the merger will be the officers of the surviving corporation from and after the merger. After completion of the merger, Bartow Morgan, Jr., Brand’s Chief Executive Officer, will serve as a Senior Executive Vice President and Chief Commercial Banking Officer of Renasant Bank, while Richard A. Fairey, Brand’s President and Chief Operating Officer, will serve as an Executive Vice President and Chief Retail Banking Officer of Renasant Bank and R. Michael Dunlap, Brand’s Director of Commercial Banking, will serve as an Executive Vice President and President of the Georgia Commercial Banking Group of Renasant Bank.

Effective Time of the Merger

The merger will be completed as soon as practicable following the receipt of all necessary approvals and consents of all governmental entities, the expiration of all statutory waiting periods and the satisfaction or waiver of all other conditions to the merger set forth in the merger agreement. See “Conditions to the Completion of the Merger” below. Articles of Merger to be filed with the Mississippi Secretary of State as required under the corporation laws of Mississippi and with the Georgia Secretary of State as required under the corporation laws of Georgia will establish the effective time of the merger. It is currently anticipated that the completion of the merger will occur in the third quarter of 2018, subject to the receipt of the approval of Brand’s shareholders, the receipt of required regulatory approvals and the satisfaction of other customary closing conditions, but neither Renasant nor Brand can guarantee when or if the merger will be completed.

Merger Consideration; Treatment of Brand Stock Options and Other Equity-Based Awards

General. Each share of Brand common stock issued and outstanding immediately prior to the completion of the merger, except for shares of Brand common stock held by Brand in its treasury, shares owned by Renasant or any subsidiary of Renasant or Brand (other than shares held in trust accounts, managed accounts, mutual funds and the like or otherwise in a fiduciary or agency capacity that are beneficially owned by third parties or as a result of debts previously contracted) and shares held by Brand shareholders who have elected to exercise dissenters’ rights, will be converted into the right to receive 31.78 (the “exchange ratio”) shares of Renasant common stock (the “stock consideration”) and $74.72 in cash, without interest (the “cash consideration”), assuming that the exchange ratio and cash consideration are adjusted downward as a result of the Special Assets adjustment consistent with the “assumed Special Assets adjustment” described in the next section. In this proxy statement/prospectus, we sometimes collectively refer to the stock consideration and the cash consideration as the “merger consideration.” If the number of shares of common stock of Renasant or Brand changes before the merger is completed because of a reclassification, recapitalization, stock dividend, stock split, reverse stock split or similar event, then a proportionate adjustment will be made to the exchange ratio and the amount of the cash consideration.

Fractional Shares. Renasant will not issue fractional shares of its common stock in connection with the merger. Instead, Renasant will make a cash payment (without interest) to each Brand shareholder who would otherwise have received a fractional share of Renasant common stock. The amount of this cash payment will equal the product of (1) the fraction of a share of Renasant common stock otherwise issuable to such shareholder and (2) the volume weighted average price of a share of Renasant common stock as reported on Nasdaq for the 20 consecutive trading days ending on the trading day immediately prior to the closing date of the merger.

Stock Options. The merger agreement provides that, upon completion of the merger, each in-the-money stock option or similar right to purchase Brand common stock granted under the Brand Stock Incentive Plan or otherwise will vest in full and be converted into the right to receive a cash payment. The amount of this cash payment, which we refer to as the “cash out amount,” will be equal to (1) the total number of shares subject to such stock option multiplied by (2) the difference between $1,521 and the exercise price of the option, less applicable tax withholdings, assuming that the cash out amount is adjusted downward as a result of the Special Assets adjustment consistent with the “assumed Special Assets adjustment” described in the next section. Out-of-the-money Brand stock options will be cancelled for no consideration.

Deferred Shares. Each deferred share, representing a share of Brand common stock, granted under the Brand Stock Incentive Plan that is outstanding immediately prior to the effective time of the merger shall fully vest and be converted into the right to receive the as-adjusted merger consideration, less applicable tax withholdings.

Downward Adjustment to the Merger Consideration and the Cash Out Amount

Under the merger agreement, the merger consideration and the cash out amount are subject to downward adjustment. As of December 31, 2017, Brand held on its balance sheet approximately $54.8 million in Special Assets, consisting of $45.8 million in classified loans, $8.0 million in other real estate owned and $1.0 million in new loan originations (see below for information about the balance of the Special Assets as of the date of this proxy statement/prospectus). Renasant and Brand agreed to adjust the merger consideration and the cash out amount because Renasant and Brand negotiated the amount of the merger consideration under the mutually-agreed assumption that all of the Special Assets would be resolved prior to the closing of the merger for at least their aggregate book value.

For purposes of the adjustment to the merger consideration and the cash out amount, the Special Assets resolution date (that is, the later of June 15, 2018 and the 30th day prior to the effective time of the merger) is the deadline for Brand to resolve the Special Assets, unless otherwise agreed by Renasant. Subject to the satisfaction (or waiver, if applicable) of all of the conditions to the completion of the merger, Renasant and Brand currently expect that August 1, 2018 will be the effective time of the merger, meaning that the Special Assets resolution date will be July 2, 2018. Under the merger agreement, to the extent that Brand is unable to resolve any Special Asset before the Special Assets resolution date, and/or the aggregate proceeds of the Special Assets resolved are less than the aggregate book value thereof, then the merger consideration and the cash out amount will be reduced, on a dollar-for-dollar, after-tax basis, as follows:

•

the 32.87 exchange ratio will be adjusted to equal the quotient of (1) the quotient of (a) the result of (I) 32.87 multiplied by $44.93, multiplied by 297.506.6 (which equals the number of shares of Brand common stock outstanding on the date of the merger agreement), increased by (II) 89.9% of the aggregate amount that proceeds from resolutions of Special Assets exceed the book value of such Special Assets (the “Special Asset Gains”), decreased by (III) 89.9% of the aggregate amount that the book value of Special Assets resolved exceeds the proceeds received from resolutions of such Special Assets (the “Special Asset Losses”), and further decreased by (IV) 89.9% of the book value of any Continuing Special Assets (that is, Special Assets not resolved as of the Special Assets resolution date), divided by (b) 297.506.6, divided by (2) $44.93.

•	the $77.50 cash consideration will be adjusted to equal the quotient of (1) the result of (a) $77.50 multiplied by 297.506.6, increased by (b) 5.1% of any Special Asset Gains, decreased by (c) 5.1% of any Special Asset Losses, and further decreased by (d) 5.1% of the book value of any Continuing Special Assets, divided by (2) 297.506.6.

•	the cash out amount will be adjusted by adjusting the $1,550 amount used in determining the cash amount by an amount equal to the quotient of (1) the result of (a) $1,550 multiplied by 27,562 (which equals the number of Brand stock options outstanding on the date of the merger agreement), increased by (b) 5.0% of any Special Asset Gains, decreased by (c) 5.0% of any Special Asset Losses, and further decreased by (d) 5.0% of the book value of any Continuing Special Assets, divided by (2) 27,562.

As of the date of this proxy statement/prospectus, Brand has realized $4.9 million in losses on its resolution of $24.0 million of the Special Assets, resulting in a $4.6 million purchase price adjustment. In addition, Brand has agreed in principle to sell the remaining Special Assets for an amount equal to approximately 50.6% of the book value thereof. Assuming that Brand is able to complete the sale of these remaining Special Assets pursuant to this agreement (or that these remaining Special Assets will otherwise be sold for the same price), there will be an additional $11.6 million purchase price adjustment, resulting in an aggregate $16.2 million purchase price adjustment. The following examples demonstrate the adjustment to the merger consideration as well as the option cash out amount under two scenarios. The first scenario reflects the assumed Special Assets adjustment. That is, this scenario assumes that all remaining Special Assets will be resolved pursuant to the aforementioned agreement (or that Brand otherwise will resolve these remaining Special Assets for proceeds equal to the amount that would be received under such bids). The second scenario assumes that none of the remaining Special Assets will be resolved prior to the Special Assets resolution date, meaning that there will be $29.8 million in Continuing Special Assets as of the Special Assets resolution date. In the table below, “book value shortfall” refers to the amount equal to the Special Asset Losses less the Special Asset Gains.

Book value of Special Assets resolved	Proceeds received	Sum of book value of Continuing Special Assets and book value shortfall	Exchange ratio (as adjusted, if applicable)	Cash consideration (as adjusted, if applicable)	Option cash out amount (as adjusted, if applicable)
$54,800,000	$34,230,000	$20,563,000	31.78	$74.72	$1,521
24,998,000	19,150,000	35,680,000	30.56	71.60	1,488

Brand may resolve the Special Assets after the Special Assets resolution date, but, unless otherwise agreed by Renasant, any such Special Assets will be considered Continuing Special Assets for purposes of the calculations to adjust the exchange ratio, the cash consideration and the cash out amount. Accordingly, any proceeds, gain or losses arising from any such resolution will not impact the adjustment to the exchange ratio, the cash consideration and the cash out amount.

Finally, the merger agreement does not prohibit Brand from selling the Special Assets to its shareholders, either directly or by selling the equity interests of an entity whose sole assets are the Special Assets. However, if Brand proposes to sell the Special Assets (or such equity interests) to its shareholders, Brand must provide to Renasant, for its prior review and approval, the agreements, documents and instruments by which such sale will be effected. Under certain circumstances, a sale of the Special Assets, or the equity interests of an entity whose sole assets are the Special Assets, to Brand’s shareholders or to an entity owned by Brand’s shareholders could be treated as a taxable distribution to holders of Brand common stock for U.S. federal income tax purposes. If such a sale were treated as a distribution for U.S. federal income tax purposes, the merger consideration and the cash out amount would be reduced on a pre-tax basis (rather than on an after-tax basis).

Conversion of Shares; Exchange of Certificates

The conversion of Brand common stock into the right to receive the merger consideration will occur automatically upon completion of the merger. Renasant has appointed as exchange agent under the merger agreement its transfer agent, Computershare, Inc., or the “exchange agent.” No later than five business days after the completion of the merger, the exchange agent will mail a letter of transmittal to each holder of Brand common stock at the effective time of the merger (other than Brand shareholders who have elected to exercise dissenters’ rights). This mailing will contain instructions on how to surrender Brand stock certificates in exchange for the merger consideration. Brand shareholders should not send in their stock certificates until they receive the letter of transmittal and instructions.

Upon proper surrender to the exchange agent of the certificate(s) representing his or her shares of Brand common stock, accompanied by a properly completed letter of transmittal, a Brand shareholder will be entitled to receive after the effective time of the merger the merger consideration (including any cash in lieu of fractional shares) as well as any dividends or distributions to which such holder is entitled pursuant to the merger agreement. Until surrendered, each such certificate will represent after the effective time of the merger, for all purposes, only the right to receive, without interest, the merger consideration (including any cash in lieu of fractional shares) and any such dividends or distributions.

If a certificate for Brand common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of an affidavit of that fact by the claimant and, if required by Renasant, the posting of a bond in such amount as Renasant determines is reasonably necessary as indemnity.

Each of Renasant and the exchange agent will be entitled to deduct and withhold from the merger consideration payable to any holder of Brand common stock the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If Renasant or the exchange agent withholds any amounts, these amounts will be treated for all purposes as having been paid to the shareholders from whom they were withheld.

Dividends and Distributions

Until Brand stock certificates are surrendered for exchange, any dividends or other distributions with a record date on or after the effective time of the merger with respect to Renasant common stock into which the relevant shares of Brand common stock have been converted will accrue but will not be paid. Renasant will pay to former Brand shareholders any unpaid dividends or other distributions with respect to Renasant common stock, without interest and less any taxes withheld, only after they have duly surrendered their Brand shares.

Brand has agreed that, prior to the completion of the merger, it will not declare or pay any dividend or distribution on its stock.

Representations and Warranties

The representations, warranties and covenants by Renasant, Renasant Bank, Brand and BrandBank described below and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates. These representations, warranties and covenants may be subject to qualifications and limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties instead of establishing these matters as facts; may be limited to the knowledge of specified officers of Renasant or Brand; and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. In reviewing the representations, warranties and covenants contained in the merger agreement, as described below, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the merger agreement to be characterizations of the actual state of facts or condition of Renasant, Brand or any of their respective subsidiaries or affiliates. Such representations and warranties are not intended to amend, supplement or supersede any statement contained in any reports or documents filed by Renasant with the SEC. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in Renasant’s public disclosures. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in this proxy statement/prospectus and in the reports, statements and filings that Renasant publicly files with the SEC. See “Where You Can Find More Information” on page 136.

Each of Renasant and Brand has made customary representations and warranties related to their businesses regarding, among other things:

•	corporate matters, including due organization and qualification;

•	its subsidiaries;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental filings and consents;

•	financial statements and the absence of undisclosed liabilities;

•	the accuracy of information supplied for inclusion in this proxy statement/prospectus and other similar documents;

•	the absence of certain changes or events;

•	its internal control over financial reporting;

•	legal proceedings;

•	compliance with applicable laws and permits;

•	tax matters, including that the applicable party or any of its subsidiaries is not aware of any fact or circumstance that would reasonably be expected to prevent the merger or the merger of BrandBank into Renasant Bank from qualifying as a “reorganization” under Section 368(a) of the Code;

•	that the applicable party or its subsidiaries has not taken or agreed to take any action which could reasonably be expected to materially impede or delay receipt of regulatory approval;

•	employee benefit matters;

•	broker’s fees payable in connection with the merger;

•	deposit insurance and other bank regulatory matters;

•	certain material contracts;

•	transactions with affiliates;

•	Community Reinvestment Act and Bank Secrecy Act compliance; and

•	the receipt of an opinion of its financial advisor.

The merger agreement includes additional representations of Brand regarding, among other things:

•	its employees and labor matters;

•	real and personal property and insurance matters;

•	environmental matters;

•	matters relating to loans (including mortgage loans held for sale), the allowance for loan losses, classified assets and other real estate owned;

•	its risk management instruments;

•	its investment securities and bank-owned life insurance;

•	intellectual property and data privacy matters;

•	the vote of Brand shareholders required to adopt the merger agreement and approve the transactions contemplated by the merger agreement; and

•	inapplicability of state takeover laws.

The merger agreement includes additional representations of Renasant regarding, among other things:

•	compliance with Nasdaq rules;

•	SEC reports; and

•	its disclosure controls and procedures.

None of the parties’ representations and warranties in the merger agreement survive the effective time of the merger.

Material Adverse Effect

Certain representations and warranties of Renasant and Brand are qualified as to a “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to Renasant (either prior to or after giving effect to the merger) or Brand, means a material adverse effect on (1) the business, operations, assets, liabilities, results of operations or condition (financial or otherwise) of the applicable party and its subsidiaries, as applicable, taken individually or as a whole, or (2) the ability of the applicable party to timely perform its obligations under the merger agreement or consummate the transactions contemplated by the merger agreement. In determining, with respect to subpart (1) of the foregoing sentence, whether a material adverse effect has occurred or would reasonably be expected to occur, Renasant and Brand will disregard any change, state of facts, circumstances or events caused by or resulting from:

(a)	changes in prevailing interest rates, currency exchange rates or other economic or monetary conditions in the United States or elsewhere;

(b)	changes in United States or foreign securities markets, including changes in price levels or trading volumes;

(c)	changes or events affecting the financial services industry generally and not specifically relating to Renasant or Brand or their respective subsidiaries;

(d)	changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally;

(e)	changes in laws, rules or regulations of general applicability or interpretations thereof by any governmental entity;

(f)	actions of Renasant or Brand, as applicable, taken with the prior written consent of the other or required in the merger agreement or actions not taken by Renasant or Brand, as applicable, to the extent such action is prohibited by the merger agreement without the prior written consent of the other party, which consent has not been given;

(g)	the execution and delivery of the merger agreement or the consummation of the transactions contemplated by the merger agreement or the announcement of the merger agreement or the merger;

(h)	any outbreak or escalation of major hostilities or any act of terrorism within the United States or directed against its facilities or citizens wherever located or any changes in global, national or regional political conditions;

(i)	a failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof; or

(j)	solely as to Renasant, changes in the trading price of Renasant common stock, in and of itself, but not including any underlying causes thereof.

With respect to items (a), (c), (d) and (e) above, a material adverse effect on Brand or Renasant, as the case may be, will be deemed to exist if the effect on the party is disproportionate to the effect that the relevant item has on financial institutions or their holding companies generally.

The representations and warranties of Renasant and Renasant Bank are generally contained in Article 3 of the merger agreement. The representations and warranties of Brand and BrandBank are generally contained in Article 4 of the merger agreement.

Covenants and Agreements

Brand has agreed that, prior to the effective time of the merger, it will, and will cause each of its subsidiaries to, conduct its business only in the ordinary course in all material respects and consistent with past practice and prudent banking practices. Brand and BrandBank must use their reasonable best efforts to maintain and preserve intact their business organization, rights, franchises and other authorizations issued by governmental entities and their current relationships with customers, regulators, employees and others. Renasant and Renasant Bank similarly agreed to conduct their business in the ordinary course in all material respects consistent with past practices and to maintain their franchise and relationships. Further, Brand and Renasant have agreed not to, and to cause their respective subsidiaries not to, take any action that would reasonably be expected to adversely affect or materially delay the ability of a party to obtain any necessary regulatory approvals.

In addition to the above, as well as the general covenants described below, Brand agreed to the following covenants:

•	Brand will either sell Brand Mortgage, its wholly-owned subsidiary, pursuant to agreements, documents and instruments that Renasant approves in advance, or it will dissolve this company prior to closing; and

•	Brand must notify Renasant as promptly as practicable if it makes or acquires any loan, issues any commitment (including the renewal or extension of any existing commitment) or amends or restructures any existing loan relationship where Brand’s total exposure to the borrower and its affiliates is or would be in excess of $3.5 million.

Each of Renasant and Brand has undertaken customary covenants that place restrictions on it and its respective subsidiaries until the completion of the merger. Each of Renasant and Brand has agreed not to, and will not permit its subsidiaries to:

•	knowingly take, or fail to take, any action that would be reasonably expected to adversely affect or delay its ability to perform its respective covenants and agreements on a timely basis under the merger agreement or to consummate the transactions contemplated by the merger agreement;

•	knowingly take, or fail to take, any action that is intended or is expected to result in any of the conditions to the merger not being satisfied or in violation of the merger agreement;

•	knowingly take, or fail to take, any action that would be reasonably expected to prevent the merger or the merger of BrandBank into Renasant Bank from qualifying as a “reorganization” under Section 368(a) of the Code;

•	knowingly take, or fail to take, any action intended or that would be reasonably likely to adversely affect or materially delay its ability to obtain any necessary regulatory approvals, consents or waivers with respect to the merger;

•	change any provision of its articles of incorporation or bylaws, as applicable, or comparable organizational document, although Renasant may amend its organizational documents if the amendment would not reasonably be expected to adversely affect its ability to perform its obligations under the merger agreement or the rights of a Renasant shareholder; or

•	agree to take, make any commitment to take, or adopt board resolutions in favor of any of the actions restricted under the merger agreement.

In addition to the general covenants above, Brand has also agreed that, subject to specified exceptions and except with Renasant’s prior written consent, Brand will not, and will not permit its subsidiaries to, among other things, take any of the following actions:

•	(1) adjust, split, combine or reclassify any shares of its capital stock; (2) issue or grant any stock options, shares of restricted stock or other equity-based awards or interests, or grant any individual or entity any right to acquire any shares of stock or any equity interest of any subsidiary; (3) issue, sell or otherwise permit to become outstanding any additional shares of Brand stock, any equity interest of any subsidiary or securities convertible or exchangeable into, or exercisable for, any such shares or equity interests or any options, warrants or other rights of any kind to acquire any of the foregoing, except pursuant to the exercise, vesting or settlement of outstanding stock options and restricted stock awards or the deferral of compensation in the form of Brand common stock under the Brand Deferred Compensation Plan in accordance with the terms of a deferral election that is outstanding as of the date of the merger agreement; or (4) enter into any agreement, undertaking or arrangement with respect to the sale or voting of any Brand stock or other equity interests of Brand or any subsidiary;

•	set any record or payment dates for the payment of any dividends or other distributions or make, declare, set aside or pay any dividend (in cash, stock or a combination thereof), or make any other distribution, or directly or indirectly redeem, purchase or otherwise acquire, any shares of Brand stock, its trust preferred securities, any equity interest of any subsidiary or any securities or obligations convertible into or exchangeable for any shares of Brand stock or other equity interests except (1) dividends paid by any wholly-owned subsidiary to Brand or to another wholly-owned subsidiary, (2) the acceptance of shares of common stock as payment of the exercise price of a stock options or for withholding taxes incurred in connection with the exercise of stock options or the vesting or settlement of any restricted stock award, and (3) required dividends or distributions in respect of Brand’s trust preferred securities;

•	subject to certain exceptions relating to actions within the ordinary course of Brand’s business, create or incur any indebtedness for borrowed money (which includes any Certificate of Deposit Account Registry Services product with a maturity in excess of 120 days) or assume or guarantee the indebtedness of a third party;

•	except as required under applicable law or as contemplated by the merger agreement or any Brand employee benefit plan, enter into, establish, adopt, amend, modify, renew or terminate a Brand employee benefit plan or grant or accelerate the vesting of, or the lapsing of any restrictions with respect to, any equity-based award;

•

except as contemplated by any Brand employee benefit plan or contract to which Brand is a party, (1) increase the wages, salaries, compensation, employee benefits or incentives payable to any officer, employee or director of Brand or any of its subsidiaries, except for increases in compensation and benefits in the ordinary course of business consistent with past practice (provided, that such increases in total cannot exceed 3.5% of the aggregate cost of all employee compensation and benefits in effect, even if consistent with past practices), (2) pay any pension or retirement allowance, (3) pay any bonus, except in the ordinary course of business consistent with past practice, or (4) grant any severance, termination pay or other benefit payable upon a change in control of Brand or BrandBank;

•	hire, transfer or promote any person as an officer or employee of Brand or any subsidiary whose annual base salary or wage is greater than $100,000 or terminate the employment of any officer or employee whose annual base salary or wage is greater than $100,000, other than for cause;

•	sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets or cancel, release or assign any indebtedness owed to it or any of its subsidiaries or any claims held by any such person, except for sales of loans, loan participations, investment securities and other real estate owned in the ordinary course of business (a sale of a loan or of other real estate owned for less than 90% of its carrying value or appraised value, as applicable, will not be considered to have occurred in the ordinary course);

•	except for transactions in the ordinary course of business consistent with past practice, make, or commit to make, any capital expenditures in excess of 10% in the aggregate of Brand’s capital expenditure budget as of the date of the merger agreement;

•	permit the commencement of any construction of new structures or facilities upon, or purchase or lease, any of its real property in respect of any branch or other facility, or file any application, or otherwise take any action, to establish, relocate or terminate the operation of any banking office;

•	enter into any new line of business or change its lending, deposit, investment, underwriting, interest rate or fee pricing, risk and asset-liability management and material banking or operating policies in any material respect other than as required by law or regulatory agreement;

•	implement or adopt any material change in financial accounting principles, practices or methods or system of internal controls, materially revalue any of its assets (including any Special Asset), including write-offs of indebtedness, or change any of its methods of reporting income and deductions for federal income tax purposes, other than as may be required by applicable law, GAAP or regulatory requirements as concurred in by its independent accountants;

•	make any material changes in its policies and practices with respect to (1) underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service loans or (2) its hedging practices and policies, in each case except as may be required by such policies and practices or by any applicable laws, regulations or regulatory requirements;

•	make, change or revoke any material tax election, change an annual tax accounting period or adopt or materially change any material tax accounting method, file any amended material tax return, enter into any closing agreement with respect to taxes, or settle or compromise any tax claim, audit, assessment or dispute or surrender any right to claim a material refund of taxes;

•	(1) enter into any contract that would be a material contract or terminate, materially amend, or waive any material provision of any material contract or any agreement or contract subject to Regulation O, (2) make any material change in any agreement governing the terms of any investment securities, or (3) enter into any transaction with an affiliate other than in the ordinary course of business and otherwise in compliance with Regulation O;

•	enter into any leveraged arbitrage programs, any futures contract, option or other agreement, or take any action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

•

(1) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, except as may be required by GAAP or applicable law, (2) invest in any mortgage-backed or mortgage related securities that would be considered “high-risk” securities under applicable regulatory pronouncements or (3) without previously notifying and consulting with

Renasant, purchase or otherwise acquire any debt security with a remaining term as of the date of such purchase or acquisition of greater than five years for Brand’s or BrandBank’s own account;

•	(1) merge or consolidate with any other business or entity or incorporate or organize any subsidiary, or (2) with certain exceptions, make any other investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any equity securities, assets, business, deposits or properties of any other person or entity;

•	restructure, reorganize or completely or partially liquidate or dissolve;

•	(1) other than settlement of foreclosure actions or debt workouts in the ordinary course of business, settle any material claim, suit, action or proceeding in an amount and for consideration in excess of $250,000 individually or $1,000,000 in the aggregate (net of any insurance proceeds or indemnity, contribution or similar payments actually received in respect thereof) or that would impose any restriction on the business of Brand or its subsidiaries or Renasant, after giving effect to the merger, or (2) agree or consent to the issuance of any judgment, order, writ, decree or injunction restricting or otherwise affecting its business or operations; or

•	knowingly fail to comply with any laws applicable to it or BrandBank in a manner adverse to its business.

No Solicitation of Other Offers

The merger agreement provides, subject to limited exceptions described below, that Brand or BrandBank will not, and will not authorize its affiliates, officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or its affiliates to, directly or indirectly, take any of the following actions:

•	solicit, initiate, or knowingly facilitate or encourage (including by way of furnishing information or assistance), or take any other action designed to solicit, initiate, knowingly facilitate or encourage any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any acquisition proposal, which is defined in the next paragraph;

•	participate in any discussions, negotiations or other communications regarding any acquisition proposal;

•	make or authorize any statements, recommendations or solicitations in support of an acquisition proposal; or

•	provide any confidential or nonpublic information or data to any person relating to an acquisition proposal.

Brand has also agreed not to release any third party from, or to waive any provisions of, any confidentiality or standstill agreements to which it is a party with respect to any acquisition proposal. Finally, Brand was required under the merger agreement to immediately cease, and cause its affiliates, officers, directors, employees and representatives to cease, any discussions, negotiations or activities with any other party regarding an acquisition proposal, and if requested by Renasant, Brand must request the return and destruction of all confidential information provided to any third person.

For purposes of the merger agreement, the term “acquisition proposal” means any inquiry, proposal or offer, third party indication of interest or filing of any regulatory application or notice or disclosure of an intention to do any of the foregoing from any person relating to any (1) acquisition of more than 20% of the consolidated assets of Brand or more than 20% of any equity or voting securities of Brand or any subsidiary whose assets, individually or in the aggregate, constitute more than 20% of Brand’s consolidated assets, (2) tender offer (including a self-tender) or exchange offer that, if consummated, would result in a third party beneficially owning more than 20% of any equity or voting securities of Brand or any subsidiary whose assets, individually or in the aggregate, constitute more than 20% of Brand’s consolidated assets or (3) merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction involving Brand or any subsidiary whose assets, individually or in the aggregate, constitute more than 20% of Brand’s consolidated assets (other than, any such transaction pursuant to which Brand shareholders immediately preceding the transaction would continue to hold 80% or more of the surviving entity in such transaction), in each case other than transactions contemplated by the merger agreement.

Notwithstanding the restrictions described above, Brand may, prior to the special meeting, participate in any discussions or negotiations with, or provide any nonpublic information or data in response to, an unsolicited bona fide written acquisition proposal that did not result from a breach of the non-solicitation provisions in the merger agreement, to the extent that Brand’s board of directors has determined in good faith, after consultation with its financial advisors (as to financial matters) and outside legal counsel, that (1) failure to take such actions would reasonably be likely to result in a violation of the board of directors’ fiduciary duties under applicable law and (2) taking into account all legal, financial, regulatory and other aspects of the acquisition proposal and the person making it (including any applicable termination fees, expense reimbursement provisions and conditions to consummation) that Brand’s board of directors deems relevant as well as the terms and conditions of the merger agreement with Renasant (including any amendments thereto that Renasant might propose), such acquisition proposal (as defined above, but substituting 50% for 20% in the definition) is or is reasonably likely to be both more favorable to Brand’s shareholders from a financial point of view than the merger with Renasant and reasonably capable of being completed on the terms proposed. Any acquisition proposal that meets the criteria set forth in subpart (2) of the preceding sentence is referred to as a “superior proposal.” Prior to providing any nonpublic information pursuant to the foregoing exception, Brand must provide notice to Renasant of its intention to provide such information to the third party as well as provide such information to Renasant (if not previously provided), and Brand must have entered into a confidentiality agreement with such third party on terms no less favorable than the terms of the confidentiality agreement between Brand and Renasant.

Brand must notify Renasant in writing as promptly as practicable (and in no event more than 24 hours) after receipt of any acquisition proposal, any request for nonpublic information relating to Brand or BrandBank that could reasonably be expected to lead to an acquisition proposal, or any inquiry from any person seeking to have discussions, negotiations or other communications relating to a possible acquisition proposal. Such notice shall indicate the identity of the person making the acquisition proposal, inquiry or request and the material terms and conditions of any inquiries, requests, proposals or offers (including a copy thereof, if in writing, and any related documentation). Brand must notify Renasant within 24 hours if it enters into discussions or negotiations or engages in other communications concerning any acquisition proposal, and Brand must also keep Renasant informed on a reasonably current basis of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request). Brand may not release any third party from or waive any provisions of, and shall use its reasonable best efforts to enforce, any existing confidentiality or standstill agreements to which it or any subsidiary is a party as of the date of the merger agreement.

Board Recommendation

The merger agreement requires Brand’s board of directors to recommend the approval of the merger agreement and the merger, which recommendation is set forth in this proxy statement/prospectus. Neither the Brand board of directors nor any board committee shall:

•	withdraw, amend, modify or qualify (or propose publicly to withdraw, amend, modify or qualify), in a manner adverse in any respect to Renasant’s interests, or take any action or make any statement in connection with the special meeting inconsistent with, the board’s recommendation set forth in this proxy statement/prospectus that Brand’s shareholders approve the merger agreement and the merger; or

•	approve or recommend, or publicly propose to approve or recommend, any acquisition proposal.

Either of the foregoing actions is referred to in this proxy statement/prospectus as a “Brand adverse recommendation change,” and this term also includes the failure by Brand’s board of directors to recommend against an acquisition proposal. Finally, Brand may not, and shall not permit its subsidiaries (other than Brand Mortgage) to, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement related to an acquisition transaction other than a permitted confidentiality agreement.

Notwithstanding the foregoing restrictions, Brand’s board of directors may make a Brand adverse recommendation change and submit the merger agreement to Brand’s shareholders without recommendation or with a modified or qualified recommendation, in which event the board of directors also may communicate the basis for its lack of a recommendation or its modified or qualified recommendation, if it has determined in good faith, after consultation with its financial advisors (as to financial matters) and outside legal counsel, that its failure to take such action otherwise would be reasonably likely to result in a violation of the board of directors’ fiduciary duties under applicable law and it has both (1) complied with all of its non-solicitation obligations and obligations with respect to its recommendation of the approval of the merger agreement to Brand’s shareholders under the merger agreement and (2) undertaken the following steps:

•	Brand has given Renasant at least five business days’ prior written notice of its intention to make a Brand adverse recommendation change and a reasonably detailed description of the circumstances underlying its decision to make such change. If the board’s action is taken in response to an acquisition proposal, this notice must include the latest material terms and conditions thereof and the third party making the acquisition proposal;

•	the board of directors has determined in good faith, after consultation with its financial advisor (as to financial matters) and its outside legal counsel, that the acquisition proposal is a superior proposal, has not been withdrawn and continues to be a superior proposal after taking into account all adjustments to the terms of the merger agreement that may be offered by Renasant;

•	during this five-day notice period, Brand has, and has caused its financial advisors and legal counsel to, negotiate with Renasant in good faith (to the extent Renasant desires to negotiate) to allow Renasant to propose changes to the terms of the merger agreement that make it unnecessary for Brand’s board of directors to make a Brand adverse recommendation change. In the case of a superior proposal, this means that Renasant would propose changes to the merger agreement such that the proposal no longer is a superior proposal. If during the negotiation period there are any material modifications to the financial terms or other material terms of the superior proposal, Brand must give Renasant written notice thereof, and Renasant shall have an additional period to propose revisions to the terms of the merger agreement. The length of this new period will be three business days; and

•	at the end of such notice period, the board of directors of Brand takes into account any amendment or modification to the merger agreement proposed by Renasant and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that the acquisition proposal continues to constitute a superior proposal and that it would nevertheless be reasonably likely to result in a violation of its fiduciary duties under applicable law to continue to recommend the merger agreement.

During this negotiation period, Brand may not terminate the merger agreement unless Renasant notifies it that it does not intend to propose revisions to the merger agreement to match or better the superior proposal.

Reasonable Best Efforts

Renasant and Brand have agreed to use reasonable best efforts to take all actions that are necessary, proper or advisable to comply with all legal requirements applicable to the transactions contemplated by the merger agreement. As part of these efforts, Renasant and Brand each must promptly prepare and file all necessary documentation to effect all applications, notices and filings to obtain all required governmental and third party permits, consents, waivers and approvals that are necessary or advisable to consummate the merger and the other transactions contemplated by the merger agreement (including the merger of BrandBank into Renasant Bank). Further, each of Renasant and Brand must use their reasonable best efforts to resolve any objections to the merger that may be asserted by a governmental entity.

Renasant is not required to, and without Renasant’s prior consent, neither Brand nor BrandBank may, take any action or agree to any condition or restriction in connection with obtaining the foregoing permits, consents, waivers, approvals and authorizations if such action, condition or restriction would have, or would be reasonably expected to have, a material adverse effect on Renasant after giving effect to the merger.

Employee Matters

For employees of Brand and its subsidiaries who become employees of Renasant or its subsidiaries after the merger (whom we refer to as “transferred employees”), Renasant will provide base salary, incentive compensation and employee benefits no less favorable in the aggregate than the base salary, incentive compensation and employee benefits provided by Brand or its subsidiaries immediately prior to the merger. The merger agreement does not restrict the ability of Renasant, Renasant Bank or any other Renasant employer to amend, merge or terminate Brand’s employee benefit plans in accordance with their terms or applicable law.

Renasant will recognize transferred employees’ service with Brand and BrandBank as service with Renasant or any subsidiary or affiliate thereof, as the case may be, for purposes of eligibility to participate and vesting under Renasant benefit plans and seniority-based benefit arrangements, such as paid time off, vacation accrual and severance benefits, to the same extent as provided under the corresponding provisions of Brand’s plans, without any duplication of benefits.

Renasant has also agreed that any preexisting condition, limitation or exclusion imposed under its group health, long-term disability and group term life insurance plans will not apply to transferred employees or their covered dependents who are covered under similar plans maintained by Brand or BrandBank at closing to the extent such condition, limitation or exclusion is waived, satisfied or inapplicable to such employee under a Brand or BrandBank plan on the closing date of the merger, provided that each transferred employee or dependent enrolls in the analogous Renasant plan when first given the opportunity to enroll.

Prior to the effective time, Brand will adopt resolutions to terminate the Brand 401(k) plan, effective as of the day prior to the closing date, contingent on the closing of the merger. After the closing date, Renasant will assume sponsorship of the Brand 401(k) plan for the sole purpose of administering termination of the plan and the distribution of benefits.

Any employee of Brand or BrandBank who has been employed for at least six months (other than employees who are parties to an employment, severance or change in control agreement that provides for severance benefits) who is terminated other than for cause (as defined in the merger agreement) in connection with, or within six months after, the merger will be entitled to a severance payment from Renasant. The amount of severance will equal two weeks of the employee’s base pay (determined as of the termination of employment) for each full year such employee was employed by Brand or BrandBank and Renasant and Renasant Bank, as successors in the merger, with a minimum of four weeks’ of pay and a maximum of 16 weeks’ of pay. Any employee receiving severance must execute and deliver a waiver and release in favor of Brand, BrandBank, Renasant and Renasant Bank (as successors to Brand and BrandBank) as a condition of payment.

Directors’ and Officers’ Insurance and Indemnification

The merger agreement provides that for a period of six years following the closing date of the merger Renasant will indemnify and hold harmless the current and former directors, managers and officers of Brand and any of its subsidiaries in respect of any claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, pertaining to (1) the fact that such person is or was a director, manager or officer of Brand or any of its subsidiaries or any of their predecessors or is or was serving at the request of Brand or any of its subsidiaries or any of their predecessors as a director, manager, officer or agent of another person or (2) the merger agreement or any of the transactions contemplated thereby. The indemnification will be provided to the same extent as such Brand directors or officers would be indemnified under the Brand Articles and the Brand Bylaws in effect on the date of the merger agreement. The agreement also requires such officer or director to cooperate in the defense of any action for which indemnification is sought. Renasant will indemnify such individuals against, and shall advance or reimburse any and all costs and expenses of, any judgments, interest, fines, damages or other liabilities, or amounts paid in settlement, as such are incurred in connection with any such claim, action, suit, proceeding or investigation upon receipt from such individuals of an undertaking in reasonable and customary form to repay any advances if it is ultimately determined that such person is not entitled to indemnification. No indemnity will be provided, however, if the claim against the Brand director or officer arises on account of his or her service on the board of another for-profit entity. Any amounts otherwise owed by Renasant pursuant to its indemnification obligations will be reduced by any amounts that an indemnified party receives from any third party.

For six years after the effective time of the merger, Renasant must maintain Brand’s current directors’ and officers’ liability insurance policies covering facts or events occurring at or before the effective time of the merger (or substitute such policies with policies issued by a substantially comparable insurer in at least the same coverage and amounts and otherwise on terms and conditions no less advantageous to the insured). Renasant is not required, however, to expend an amount in excess of 300% of the aggregate annual premium paid by Brand for such insurance (the “premium cap”). If the premium for such insurance will exceed the premium cap, Renasant must maintain directors’ and officers’ liability insurance policies in the maximum coverage available at a premium equal to the premium cap. Instead of Renasant purchasing such insurance, Brand may, and, if requested by Renasant, shall obtain, at Renasant’s expense, a six-year “tail” policy under Brand’s existing directors’ and officers’ liability insurance policies providing equivalent coverage to that described above, if and to the extent that the same may be obtained for an amount that does not exceed the premium cap.

Support Agreements

Renasant and Brand have entered into shareholder support agreements with Brand’s directors and certain significant shareholders as well as Robert L. Cochran and Richard A. Fairey. As of June 22, the record date for the Brand special meeting, the signatories to these shareholder support agreements beneficially owned and were entitled to vote approximately 158,422.3082 shares of Brand common stock, or approximately 54% of the total voting power of the shares of Brand common stock outstanding on that date.

Pursuant to the shareholder support agreements, each signatory has agreed, among other things, to vote the shares of Brand common stock beneficially owned and over which he, she or it has voting power (1) in favor of the merger proposal, the Morgan 280G proposal and the Cochran/Fairey 280G proposal and (2) against any acquisition proposal (even if it is a superior proposal) or any corporate action the completion of which would reasonably be expected to (a) frustrate the purposes or prevent or materially delay the completion of, the transactions contemplated by the merger agreement or (b) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Brand or BrandBank under the merger agreement and any other matter relating to, or in connection with, any of the foregoing. The signatories also have agreed not to transfer any of their respective shares of Brand common stock, subject to limited exceptions, or to exercise dissenters’ rights with respect to any such shares. The shareholder support agreements terminate upon the earlier to occur of the completion of the merger, the termination of the merger agreement in accordance with its terms or any amendment to the merger agreement that reduces the merger consideration or adversely impacts the signatory.

The foregoing description of the shareholder support agreements is subject to the full text of the shareholder support agreements, a form of which is included as Exhibit A to the merger agreement, which is attached as Annex A to this proxy statement/prospectus.

Conditions to the Completion of the Merger

The obligation of Renasant and Renasant Bank, on the one hand, and the obligation of Brand and BrandBank, on the other hand, to complete the merger are subject, but not limited, to the fulfillment or, in certain cases, waiver of the following conditions:

•	The parties must have received all necessary regulatory, governmental and other approvals and consents required to complete the merger of Brand into Renasant and the merger of BrandBank into Renasant Bank, except for any non-governmental consent or approval that would not reasonably be expected to have a material adverse effect on Renasant.

•	Shareholders of Brand shall have approved the merger agreement and the merger.

•	There shall be no legal prohibition to the merger, nor shall there be any action by a governmental entity of competent jurisdiction which in effect prohibits and makes the completion of the merger illegal.

•	The registration statement of which this proxy statement/prospectus forms a part shall be effective (with no stop order suspending the effectiveness of the registration statement), and the shares of Renasant common stock being registered shall have been approved for listing on Nasdaq, subject to notice of issuance.

•	Customary legal opinions as to the U.S. federal income tax treatment of the merger shall have been delivered.

•	The representations and warranties in the merger agreement of Brand and BrandBank, as to Renasant’s obligation to complete the merger, and the representations and warranties in the merger agreement of Renasant and Renasant Bank, as to Brand’s obligation to complete the merger, must be true and correct as of the date of the merger agreement and as of the effective time of the merger as though made as of the effective time (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties which, individually or in the aggregate, have not had, and would not be expected to have, a material adverse effect on such other party to the merger agreement (other than certain representations and warranties relating to (1) corporate organization, equity-related matters and authority, which must be true and correct in all material respects, and (2) capitalization, the absence of certain changes and events and certain bank regulatory matters, which must be true and correct in all respects).

•	The other party to the merger agreement must have performed in all material respects all of its obligations under the merger agreement required to be completed prior to the effective time of the merger.

•	No material adverse effect shall have occurred with respect to the other party.

The obligations of Renasant and Renasant Bank under the merger agreement to complete the merger are also subject to the fulfillment, on or prior to the closing date of the merger, of the following conditions (any one or more of which may be waived by Renasant to the extent permitted by law):

•	Brand shareholders who exercise their dissenters’ rights in the merger must not hold more than 5% of the outstanding shares of Brand common stock immediately prior to the effective time.

•	Brand must have delivered Renasant the agreements, documents and instruments evidencing that Brand Mortgage has been sold or dissolved.

•	Brand’s board of directors shall have adopted resolutions terminating the Brand 401(k) plan, employee stock ownership and deferred compensation plans effective as of the closing date of the merger.

•	Brand shall have delivered evidence that the Amended and Restated Shareholders’ Agreement dated as of September 21, 2016 by and among Brand and its shareholders (the “Brand shareholders’ agreement”) has been terminated effective as of the effective time of the merger.

We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this proxy statement/prospectus, we have no reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

Subject to certain limitations, the merger agreement may be terminated at any time prior to the closing date of the merger, whether before or after approval of the merger agreement by Brand’s shareholders:

•	by mutual written consent of Renasant and Brand;

•	by Renasant or Brand if:

•	the effective time of the merger shall not have occurred on or prior to March 31, 2019 (the “termination date”), unless the closing is delayed because approval by a governmental entity is pending and has not been finally resolved, in which event the termination date shall be automatically extended to June 30, 2019, unless the failure to complete the merger by the termination date (as it may be extended) is due to the breach by the party seeking to terminate the merger agreement of the terms and conditions thereof;

•	Brand’s shareholders do not approve the merger agreement at the special meeting, unless the failure to receive such approval is due to the breach of the merger agreement by the party seeking to terminate;

•	20 days pass after any application for regulatory or governmental approval is denied or withdrawn at the request or recommendation of the governmental entity, unless within such 20-day period a petition for rehearing or an amended application is filed. A party may terminate 20 or more days after a petition for rehearing or an amended application is denied. No party may terminate when the denial or withdrawal is due to that party’s failure to observe or perform its covenants or agreements set forth in the merger agreement;

•	any governmental entity whose approval is required to complete the merger has denied approval of the merger (or the merger of BrandBank into Renasant Bank) and such denial has become final and nonappealable, or any governmental entity shall have issued a final, non-appealable order enjoining or making illegal the completion of the merger, unless the failure to obtain such approval is due to that party’s failure to observe or perform its covenants or agreements set forth in the merger agreement;

•	there is a breach of or failure to perform any of the representations, warranties, covenants or undertakings under the merger agreement by the other party that prevents it from satisfying any of the closing conditions to the merger and such breach or failure to perform cannot be or has not been cured by the earlier of the termination date or 30 days after the breaching party receives written notice of such breach, provided that the party seeking to terminate the merger agreement is not then in material breach of any its own representations, warranties, covenants or undertakings;

•	by Renasant, if holders of more than 5% of the shares of Brand’s common stock outstanding at any time prior to the closing date of the merger exercise dissenters’ rights;

•	by Renasant, if:

•	prior to the approval of the merger by Brand’s shareholders, Brand or its board of directors makes a Brand adverse recommendation change (or publicly discloses its intention to do so) or recommends (or publicly discloses its intention to do so) to its shareholders an acquisition proposal other than the merger;

•	prior to the approval of the merger by Brand’s shareholders, Brand or its board of directors materially breaches its non-solicitation obligations or its obligations with respect to the board recommendation to Brand shareholders; or

•	a tender offer or exchange offer for more than 20% of the outstanding shares of Brand common stock is commenced (other than by Renasant or its subsidiaries), and Brand’s board of directors of recommends that Brand’s shareholders tender their shares or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the ten business day period specified in Rule 14e-2(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or

•	by Brand, in order to enter into a definitive agreement with respect to a superior proposal, except that Brand may not terminate the merger agreement if it has materially breached its non-solicitation obligations or its obligations with respect to the board recommendation to Brand shareholders. Also, any such purported termination shall be void unless Brand has paid the termination fee.

Termination Fee

Under certain circumstances, Brand may owe Renasant a termination fee if the merger agreement is terminated. In all cases, the termination fee is $19.0 million. The payment of the termination fee is the exclusive remedy available to Renasant if the merger agreement is terminated under the circumstances described below.

Under the first set of circumstances, prior to any event allowing either party to terminate the merger agreement, an acquisition proposal must have been publicly announced or otherwise made known to Brand’s senior management, board of directors or shareholders generally and not have been irrevocably withdrawn more than five business days prior to the special meeting. Next, the merger agreement must have been terminated either (1) by Renasant or Brand, because Brand’s shareholders failed to approve the merger agreement prior to the termination date, or (2) by Renasant, under any of the circumstances described under the fourth bullet point in the “Termination of the Merger Agreement” subsection immediately above. In such event, if within 12 months of termination Brand enters into a definitive agreement with respect to the acquisition proposal or an acquisition proposal is consummated (whether or not with the third party whose acquisition proposal precipitated the termination of the merger agreement), then on the earlier of the date of such definitive agreement is executed or the date of such consummation Brand must pay Renasant the termination fee by wire transfer of same-day funds. For purposes of determining whether a termination fee is payable under this scenario, all references in the definition of acquisition proposal to “20%” shall instead be “50%.”

Alternatively, if (1) Renasant terminates the merger agreement under any of the circumstances described under the fourth bullet point in the “Termination of the Merger Agreement” subsection immediately above, or (2) Brand terminates the merger agreement under the circumstances described under the fifth bullet point in the “Termination of the Merger Agreement” subsection immediately above, then in either case Brand is required to pay Renasant the termination fee by wire transfer of same-day funds. A termination under these circumstances is not effective until Renasant receives such funds. In no event shall Brand be required to pay the termination fee to Renasant more than once.

If Brand fails promptly to pay the termination fee, as described immediately above, and Renasant sues for such fee and wins a judgment against Brand, Brand must also pay to Renasant its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit.

Amendment and Waiver

Subject to applicable law, the parties may amend the merger agreement by written agreement. However, after Brand shareholders have approved the merger proposal, there may not be, without further shareholder approval, any amendment of the merger agreement that requires further shareholder approval under applicable law. Either party to the merger agreement may, subject to applicable law, extend the time for performance of any obligation of the other party, waive any inaccuracies in the representations and warranties of the other party or waive compliance by the other party with any of the other agreements or conditions contained in the merger agreement.

Expenses

Regardless of whether the merger is completed, all expenses incurred in connection with the merger, the bank merger, the merger agreement and other transactions contemplated thereby will be paid by the party incurring the expenses, except that Renasant and Brand will share equally the costs and expenses of printing and mailing this proxy statement/prospectus as well as the filing fee for the Registration Statement on Form S-4 of which this proxy statement/prospectus is a part and all other fees related to the merger and the bank merger.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

Subject to the limitations, assumptions and qualifications described herein and customary limitations, factual assumptions and qualifications in their respective legal opinions, it is the opinion of each of Phelps Dunbar and Troutman Sanders that the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Brand common stock that exchange their shares for shares of Renasant common stock and cash in the merger are as described below. The tax opinions of outside legal counsel for each of Renasant and Brand are filed as Exhibit 8.1 and Exhibit 8.2, respectively, to the registration statement on Form S-4 of which this proxy statement/prospectus is a part. These opinions, however, will not bind the Internal Revenue Service (the “IRS”) or the courts. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

The following is a general discussion of the anticipated material U.S. federal income tax consequences of the merger to U.S. holders that hold shares of Brand common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based upon, and subject to, the Code, legislative history, the treasury regulations promulgated under the Code, as well as published administrative rulings and judicial decisions relating thereto, all as in effect as of the date of this proxy statement/prospectus. All of these authorities are subject to change (possibly with retroactive effect) and differing interpretations. Any such change could materially affect the continuing validity of this discussion. Tax laws are complex, and your individual circumstances may affect the tax consequences to you. We urge you to consult a tax advisor regarding the tax consequences of the merger to you.

This discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any other tax consequences arising under the unearned income Medicare contribution tax pursuant to Section 1411 of the Code or any federal non-income tax consequences (such as gift or estate taxes). The following is not intended to be a complete description of the U.S. federal income tax consequences of the merger to all holders of Brand common stock in light of their particular circumstances or to holders of Brand common stock subject to special treatment under U.S. federal income tax laws, such as:

•	shareholders who are not U.S. holders (as defined below);

•	controlled foreign corporations and passive foreign investment companies;

•	S corporations, partnerships or other pass-through entities (or investors in S corporations, partnerships or other pass-through entities);

•	banks, thrifts or other financial institutions;

•	insurance companies;

•	mutual funds;

•	tax-exempt organizations;

•	qualified retirement plans and individual retirement accounts;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	regulated investment companies;

•	real estate investment trusts;

•	persons whose functional currency is not the U.S. dollar;

•	persons who own more than 1.0% of Brand’s outstanding common stock;

•	former citizens or residents of the United States;

•	shareholders subject to the alternative minimum tax provisions of the Code;

•	shareholders who received their stock upon the exercise of employee stock options or otherwise acquired their stock as compensation;

•	persons who purchased or sell their shares of Brand common stock as part of a wash sale; or

•	shareholders who hold Brand common stock as part of a “hedge,” “straddle” or other risk reduction mechanism, “constructive sale” or “conversion transaction,” as these terms are used in the Code.

A “U.S. holder” of Brand common stock (sometimes referred to as a “holder” of Brand common stock) means a beneficial owner of Brand common stock that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of such trust or (b) it has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes, or (4) an estate that is subject to U.S. federal income tax on its income regardless of the source of the income.

If a partnership (including any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds Brand common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partnerships holding Brand common stock and their partners should consult their tax advisors about the tax consequences of the merger to their particular circumstances.

Holders of Brand common stock are urged to consult their own tax advisors as to the tax consequences of the merger given their particular circumstances.

Qualification of the Merger as a “Reorganization”

Subject to the limitations, assumptions and qualifications described herein, the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, and as discussed in greater detail below, except to the extent of any cash consideration received in the merger and except with respect to cash received in lieu of a fractional share interest in Renasant common stock, no gain or loss will be recognized by holders of Brand common stock in the merger. The obligation of Renasant to complete the merger is conditioned upon the receipt of a tax opinion from Phelps Dunbar, Renasant’s tax counsel, dated as of the closing date of the merger, to the effect that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code. Similarly, the obligation of Brand to complete the merger is conditioned upon the receipt of a tax opinion from Troutman Sanders, Brand’s tax counsel, dated as of the closing date of the merger, to the effect that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code. Renasant and Brand each has the ability to waive the condition to obtain a tax opinion as described in this paragraph; however, neither Renasant nor Brand currently intends to waive this opinion condition to its obligation to consummate the merger. If either Renasant or Brand waives this opinion condition after the registration statement of which this proxy statement/prospectus forms a part is declared effective by the SEC, and if the tax consequences of the merger to holders of Brand common stock have materially changed, Renasant and Brand will recirculate appropriate soliciting materials to resolicit the votes of Brand shareholders.

The issuance of these opinions is and will be subject to customary factual assumptions, including assumptions regarding the absence of changes in existing facts and the completion of the merger strictly in accordance with the merger agreement and the registration statement. In rendering their tax opinions, each counsel is entitled to rely upon representation letters executed by officers of Renasant and Brand, reasonably satisfactory in form and substance to each such counsel. If any of these assumptions or representations are inaccurate in any way, the tax opinions could be adversely affected. Neither of these opinions of counsel is binding on the IRS or the courts, and neither Renasant nor Brand have requested, nor do they intend to request, a ruling from the IRS as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to the consequences set forth below. In addition, if any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. Accordingly, each holder of Brand common stock should consult its tax advisor with respect to the particular tax consequences of the merger to such holder.

Tax Consequences of the Merger Generally

Exchange of Brand Common Stock for Renasant Common Stock and Cash. A holder of Brand common stock will, upon the exchange of shares of Brand common stock for shares of Renasant common stock and cash, generally recognize gain (but not loss) in an amount equal to the lesser of: (1) the amount of gain realized (that is, the excess of the sum of the amount of cash and the fair market value of the Renasant common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of Brand common stock surrendered); and (2) the amount of cash received pursuant to the merger. If a holder acquired different blocks of Brand common stock at different times or different prices, the holder should consult its tax advisor regarding the manner in which gain or loss should be determined. Any recognized gain will be long-term capital gain if, as of the effective date of the merger, the holder held its shares of surrendered Brand common stock for more than one year. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits as calculated for U.S. federal income tax purposes. See “Possible Treatment of Cash as a Dividend” below.

In computing the above referenced gain to be recognized on the exchange of Brand common stock for cash and Renasant common stock as well as computing the aggregate tax basis in Renasant common stock received in the merger, the amount of cash to be considered received in the merger does not include cash received in lieu of fractional shares. In addition, the amount of Renasant common stock received in the merger includes any fractional share of Renasant stock a holder is deemed to receive prior to the exchange of such fractional share for cash. See “—Cash Received In Lieu of a Fractional Share” below.

Tax Basis in, and Holding Period for, Renasant Common Stock. The aggregate tax basis in the shares of Renasant common stock that a holder receives in the merger will equal the holder’s aggregate adjusted tax basis in the Brand common stock surrendered, reduced by the amount of cash received and increased by the amount of taxable gain, if any, recognized by the holder (excluding any gain recognized with respect to cash received in lieu of a fractional share) on the exchange. The holding period for the shares of Renasant common stock that a holder receives in the merger (including a fractional share interest deemed received and sold as described above) will include the holding period for the shares of Brand common stock that the holder surrenders in the exchange. If a U.S. holder acquired different blocks of Brand common stock at different times or at different prices, the Renasant common stock such holder receives will be allocated pro rata to each block of Brand common stock, and the basis and holding period of each block of Renasant common stock such holder receives will be determined on a block-for-block basis depending on the basis and holding period of the blocks of Brand common stock exchanged for such block of Renasant common stock. If a U.S. holder has differing tax bases or differing holding periods in respect of such shares of Brand common stock, the U.S. holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Renasant common stock received in the merger.

Possible Treatment of Cash as a Dividend. In general, the determination of whether the gain recognized by a holder in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether, and to what extent, the exchange reduces the holder’s deemed percentage stock ownership of Renasant. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of Brand common stock solely for Renasant common stock and then Renasant immediately redeemed, which we refer to in this proxy statement/prospectus as the “deemed redemption,” a portion of the Renasant common stock in exchange for the cash the holder actually received. The gain recognized in the deemed redemption will be treated as capital gain if the deemed redemption is: (1) “substantially disproportionate” with respect to the holder or (2) “not essentially equivalent to a dividend.”

The deemed redemption will generally be “substantially disproportionate” with respect to a holder if the percentage of the outstanding common stock of Renasant that is actually and constructively owned by the holder immediately after the deemed redemption is less than 80% of the percentage of the outstanding stock of Renasant that the holder is deemed actually and constructively to have owned immediately before the deemed redemption. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a holder will depend upon the holder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the holder’s deemed percentage stock ownership of Renasant. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase such stock in addition to the stock actually owned by the holder.

The IRS has ruled that a shareholder in a publicly held corporation whose relative stock interest is minimal (e.g., less than 1%) and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that shareholder has a relatively minor (e.g., approximately 3%) reduction in its percentage stock ownership under the above analysis. Accordingly, the gain recognized in the exchange by such a shareholder, following this analysis, would be treated as capital gain.

These rules are complex and dependent upon the specific factual circumstances particular to each holder. Consequently, each holder that may be subject to these rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such holder.

Cash Received in Lieu of a Fractional Share. A holder of Brand common stock who receives cash in lieu of a fractional share of Renasant common stock generally will be treated as having received such fractional share pursuant to the merger and then as having received cash in exchange for such fractional share. Gain or loss generally will be recognized by such holder of Brand common stock in an amount equal to the difference between the amount of cash received in lieu of the fractional share of Renasant common stock and the portion of the holder’s aggregate adjusted tax basis of the Brand shares allocable to the fractional share of Renasant common stock. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holder held its shares of surrendered Brand common stock for more than one year. The deductibility of capital losses is subject to limitations.

Exchange Solely for Cash upon Exercise of Dissenters’ rights. The discussion above does not apply to holders of Brand common stock who properly exercise dissenters’ rights. Upon the proper exercise of dissenters’ rights, a holder of Brand common stock will exchange all of the shares of Brand common stock actually owned by that holder solely for cash and that holder generally will recognize gain or loss equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the shares of Brand common stock surrendered. Such gain or loss generally will be long-term capital gain or loss if the holder held its shares of surrendered Brand common stock for more than one year at the time of such exchange.

The tax rules applicable to holders who exercise dissenters’ rights are complex and dependent upon the specific factual circumstances particular to each holder. Consequently, we urge each holder that may be subject to these rules to consult its tax advisor as to the application of these rules to the particular facts relevant to such holder.

Backup Withholding and Information Reporting

Holders of Brand common stock other than certain exempt recipients may be subject to information reporting and backup withholding (currently at a rate of 24%) on any cash payments received in connection with the merger. Such a holder generally will not be subject to backup withholding, however, if the holder:

•	furnishes a correct taxpayer identification number, certifies that the holder is not subject to backup withholding on the Form W-9 or successor form included in the election form/letter of transmittal the holder will receive and otherwise complies with all of the applicable requirements of the backup withholding rules; or

•	provides proof that the holder is otherwise exempt from backup withholding.

Any amounts withheld from payments to holders of Brand common stock under the backup withholding rules are not an additional tax and generally will be allowed as a refund or credit against such holder’s applicable U.S. federal income tax liability, provided the required information is timely furnished to the IRS. Holders of Brand common stock should consult their own tax advisors regarding the application of backup withholding based on their particular circumstances and the availability of, and procedure for, obtaining an exemption from backup withholding.

Certain Reporting Requirements

If a holder of Brand common stock that receives Renasant common stock in the merger is considered a “significant holder,” it will be required (1) to file a statement with its U.S. federal income tax return providing certain facts pertinent to the merger, including such holder’s tax basis in, and the fair market value of, the Brand common stock surrendered by such holder, and (2) to retain permanent records of these facts relating to the merger. A “significant holder” is any holder of Brand common stock that, immediately before the merger, owned at least 1% (by vote or value) of Brand’s outstanding stock or owned Brand securities with a federal tax basis of $1 million or more. The statement must be prepared in accordance with Treasury Regulation Section 1.368-3(b) and must be entitled “STATEMENT PURSUANT TO §1.368-3(b) BY [INSERT NAME AND TAXPAYER IDENTIFICATION NUMBER (IF ANY) OF TAXPAYER], A SIGNIFICANT HOLDER”. The statement must include the information set forth in such regulation, including the names and employer identification numbers of Brand and Renasant, the date of the merger, and the fair market value and tax basis of Brand common stock exchanged (determined immediately before the merger).

Pursuant to Treasury Regulation Section 1.368-3(d), all holders of Brand common stock who receive Renasant common stock in the merger are required to maintain certain information relating to the merger in their permanent records, specifically including information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such merger, as applicable. All such holders should consult their own tax advisors regarding information maintenance requirements.

THE FOREGOING DISCUSSION DOES NOT ADDRESS TAX CONSEQUENCES THAT VARY WITH OR ARE CONTINGENT ON INDIVIDUAL CIRCUMSTANCES. MOREOVER, IT DOES NOT ADDRESS ANY NON-INCOME, FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE MERGER. THIS DISCUSSION IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES OF THE MERGER TO YOU. THIS DISCUSSION IS NOT TAX ADVICE AND WE URGE YOU TO CONSULT A TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO YOU.

DESCRIPTION OF RENASANT CAPITAL STOCK

This section describes the material features and rights of Renasant’s capital stock after the merger. The following discussion is only a summary and is subject to and qualified in its entirety by reference to the Renasant Articles and the Renasant Bylaws as well as the Mississippi Business Corporation Act, or the “MBCA,” and other applicable provisions of Mississippi law. See “Where You Can Find More Information” on page 136. Additional information regarding Renasant’s capital stock can be found in the next section, entitled “Comparison of Rights of Shareholders of Brand and Renasant” beginning on page 99.

General

The authorized capital stock of Renasant consists of 150 million shares of common stock, par value $5.00 per share, and 5 million shares of preferred stock, no par value per share, none of which are issued and outstanding. As of June 20, a total of 49,424,339 shares of Renasant common stock were issued and outstanding, and approximately 2,100,000 shares of common stock were reserved for issuance pursuant to Renasant’s employee benefit plans. After the merger with Brand (using an exchange ratio of 31.78 resulting in an issuance of approximately 9.4 million shares), approximately 58.8 million shares of Renasant’s common stock will be outstanding. Renasant common stock is listed on Nasdaq under the symbol “RNST.”

Common Stock

Voting Rights. Holders of shares of Renasant common stock are entitled to one vote per share on all matters submitted to a vote of shareholders, including the election of directors. In general, a majority of votes cast on a matter, whether in person or by proxy, at a meeting of shareholders at which a quorum is present is sufficient to take action on such matter, except that supermajority votes are required to approve specified business combinations as well as the amendment of the provisions of the Renasant Articles relating to such elevated approval requirements and related to Renasant’s classified board of directors.

Dividends. Subject to certain restrictions under the MBCA, holders of Renasant common stock are entitled to receive dividends or distributions, whether payable in cash or otherwise, if, as and when declared by Renasant’s board of directors, out of funds legally available for these payments.

As a bank holding company, Renasant’s ability to pay dividends is substantially dependent on the ability of Renasant Bank to transfer funds to it in the form of dividends, loans and advances. Under Mississippi law, a Mississippi bank may not pay dividends unless its earned surplus is in excess of three times capital stock. A Mississippi bank with earned surplus in excess of three times capital stock may pay a dividend, subject to the approval of the Mississippi Department of Banking and Consumer Finance. In addition, the FDIC also has the authority to prohibit Renasant Bank from engaging in business practices that the FDIC considers to be unsafe or unsound, which, depending on the financial condition of the bank, could include the payment of dividends. Accordingly, the approval of the Mississippi Department of Banking and Consumer Finance is required prior to Renasant Bank paying dividends to Renasant, and under certain circumstances the approval of the FDIC may be required.

Election of Directors. Renasant’s board of directors is divided into three classes of directors serving staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors. Under the Renasant Articles, the affirmative vote of the holders of at least 80% of the total outstanding shares of Renasant common stock entitled to vote in the election of directors is required to alter, amend, repeal or adopt any provision inconsistent with the provisions of the Renasant Articles governing Renasant’s classified board of directors.

Directors are elected by a plurality vote; the nominees in each class who receive the highest number of votes cast, up to the number of directors to be elected in that class, are elected. Shareholders do not have cumulative voting rights. Renasant’s board has adopted a “majority voting” policy. Under this policy, which applies only in an uncontested election of directors, any nominee for director who receives a greater number of “withhold” votes for his or her election than votes “for” such election, although still elected to the Renasant board, must promptly tender to the board his or her resignation as a director, which will become effective upon acceptance by the board. If any resignation is tendered under these circumstances, the nominating and corporate governance committee of Renasant’s board must consider the resignation and make a recommendation to the board as to whether to accept or reject the director’s resignation. No later than 90 days after the shareholders meeting that resulted in a director being required to submit his or her resignation, the board must consider the recommendation of the nominating committee and act on such resignation.

Liquidation. Renasant shareholders are entitled to share ratably in Renasant’s assets legally available for distribution to Renasant’s shareholders in the event of its liquidation, dissolution or winding up, whether voluntary or involuntary, after payment of, or adequate provision for, all of Renasant’s known debts and liabilities.

Other. Holders of shares of Renasant common stock have no preference, conversion or exchange rights and have no preemptive rights to subscribe for securities Renasant proposes to issue. There are no sinking fund provisions applicable to Renasant common stock. All outstanding common stock is, when issued against payment therefor, fully paid and non-assessable. Such shares are not redeemable at the option of Renasant or holders thereof. Finally, subject to the MBCA and Nasdaq rules, Renasant’s board of directors may issue additional shares of common stock or rights to purchase shares of common stock without the approval of Renasant shareholders.

Preferred Stock

No shares of preferred stock are outstanding. Renasant’s board of directors may, without further action by the shareholders of Renasant, issue one or more series of Renasant preferred stock and fix the rights and preferences of those shares, including the dividend rights, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences, the number of shares constituting any series and the designation of such series.

Transfer Agent and Registrar

The transfer agent and registrar for Renasant common stock is Computershare, Inc.

Anti-Takeover Provisions of the Renasant Articles

The Renasant Articles contain certain provisions that may make it more difficult to acquire control of Renasant by means of a tender offer, open market purchase, proxy contest or otherwise.

Classified Board of Directors. As described above, Renasant’s board of directors is divided into three classes, with directors serving staggered three-year terms. The classification of Renasant’s board of directors has the effect of making it more difficult for shareholders to change the composition of Renasant’s board of directors. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of Renasant’s board of directors. This may have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of Renasant. In addition, because the classification of Renasant’s board of directors may discourage accumulations of large blocks of Renasant’s common stock by purchasers whose objective is to take control of Renasant and remove a majority of Renasant’s board of directors, the classification of Renasant’s board of directors could tend to reduce the likelihood of fluctuations in the market price of Renasant common stock that might result from accumulations of large blocks of Renasant common stock for such a purpose. Accordingly, Renasant’s shareholders could be deprived of certain opportunities to sell their shares at a higher market price than might otherwise be the case.

Fair Price Provision. Under the “fair price” provision of the Renasant Articles, the affirmative vote of the holders of not less than 80% of the outstanding shares of all voting stock of Renasant and the affirmative vote of the holders of not less than 67% of the outstanding shares of voting stock held by shareholders other than the “controlling party” is required for the approval or authorization of any merger, consolidation, sale, exchange or lease of all of the assets or of assets having a fair market or book value of 25% or more of Renasant’s total assets. These provisions only apply if the subject transaction involves a controlling party. A “controlling party” is a shareholder owning or controlling 20% or more of Renasant’s voting stock at the time of the proposed transaction.

The elevated voting requirements described above are not applicable in any transaction in which (1) the cash or fair market value of the property, securities or other consideration to be received (which includes common stock of Renasant retained by its existing shareholders in such a transaction where Renasant is the surviving entity) per share by holders of Renasant common stock in such transaction is not less than the highest per share price (with appropriate adjustments for stock splits, recapitalizations and the like) paid by the controlling party in the acquisition of any of its holdings of Renasant common stock in the three years preceding the announcement of the proposed transaction or (2) the transaction is approved by a majority of the entire board of directors.

Authority to Issue “Blank Check” Preferred Stock. As noted above, Renasant’s board of directors is authorized to issue, without any further approval from Renasant’s shareholders, a series of preferred stock with the designations, preferences and relative participating, optional or other special rights, and the qualifications, limitations or restrictions, as the board determines in its discretion. This authorization may operate to provide anti-takeover protection because, in the event of a proposed merger, tender offer or other attempt to gain control of Renasant that the board of directors does not believe is in Renasant’s or Renasant’s shareholders’ best interests, the board has the ability to quickly issue shares of preferred stock with certain rights, preferences and limitations that could make the proposed takeover attempt more difficult to complete. Such preferred stock may also be used in connection with the issuance of a shareholder rights plan, sometimes called a “poison pill.”

COMPARISON OF RIGHTS OF SHAREHOLDERS OF BRAND AND RENASANT

If the merger is completed, holders of Brand common stock will exchange their shares of stock in a Georgia corporation, governed by the GBCC as well as the Brand Articles, the Brand Bylaws and the Brand shareholders’ agreement, for shares of common stock of Renasant, a Mississippi corporation governed by the MBCA and the Renasant Articles and the Renasant Bylaws, and cash. This section of the proxy statement/prospectus summarizes the material differences between the current rights of the holders of Brand common stock and the rights those shareholders will have as Renasant shareholders following the merger.

The following summary is intended only to highlight certain aspects of the GBCC and the MBCA and certain material differences between the rights of holders of Brand common stock and the rights of Renasant shareholders. It does not purport to be a complete statement of all of the differences affecting the rights of a Brand shareholder and the rights of a Renasant shareholder. In addition, under the Brand shareholders’ agreement, certain of Brand’s shareholders have rights not shared by all Brand shareholders. As a general matter, the discussion below does not address the rights enjoyed by this subset of Brand’s shareholders. Finally, the identification of specific provisions or differences is not meant to indicate that other equally significant differences do not exist.

The summary is qualified in its entirety by reference to the GBCC, the MBCA, the Renasant Articles and the Renasant Bylaws, and the Brand Articles, the Brand Bylaws and the Brand shareholders’ agreement. See “Where You Can Find More Information” on page 136 for information regarding how to receive a copy of these documents.

Provision	Renasant	Brand
Authorized Capital Stock	Renasant’s authorized capital stock consists of 150,000,000 shares of common stock, par value $5.00 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. The Renasant Articles authorize Renasant’s board of directors to issue shares of preferred stock in one or more series and to fix the designations, preferences, rights, qualifications, limitations or restrictions of the shares of Renasant preferred stock in each series. As of June 20, 2018, there were 49,424,339 shares of Renasant common stock outstanding. No shares of Renasant preferred stock were issued and outstanding as of that date.	Brand’s authorized capital stock consists of 10,000,000 shares of common stock, no par value per share, and 2,000,000 shares of preferred stock, no par value per share. Similar to Renasant, the Brand Articles authorize Brand’s board of directors to issue shares of preferred stock in one or more series and to fix the designations, preferences, rights, qualifications, limitations or restrictions of the shares of Brand preferred stock in each series. As of June 20, 2018, there were 293,106.3436 shares of Brand common stock outstanding, and no shares of Brand preferred stock were outstanding.

Voting Limitations

The Renasant Articles do not limit the number of shares held by a shareholder that may be voted by such shareholder.

The MBCA contains a control share acquisition statute that limits the voting power of a shareholder under certain circumstances. However, this statute does not apply to Renasant because it is a bank holding company.

The Brand Articles do not limit the number of shares held by a shareholder that may be voted by such shareholder.

The GBCC contains fair price and interested shareholder statutes applicable to certain business combinations. However, Brand is not subject to either of these statutes because it has not so elected in the Brand Bylaws.

Provision	Renasant	Brand

Preemptive Rights	Under the MBCA, a corporation’s shareholders do not have preemptive rights unless the corporation’s articles of incorporation provide otherwise, and the Renasant Articles do not provide for preemptive rights.	Under the GBCC, a corporation’s shareholders do not have preemptive rights unless the corporation’s articles of incorporation provide otherwise, and the Brand Articles do not provide for preemptive rights. However, the Brand shareholders’ agreement provides that Brand shareholders owning more than 9.9% of Brand’s outstanding common stock as well certain other “significant shareholders” (as defined in the Brand shareholders’ agreement) have the right to purchase their respective pro rata portion of any capital stock that Brand may propose to issue, subject to certain exceptions.

Transfers of Stock	Neither the Renasant Articles, the Renasant Bylaws nor the MBCA impose any material restrictions on the transfer of shares of Renasant common stock.	The Brand shareholders’ agreement grants Bartow Morgan, Jr. and certain of his relatives a right of first offer in connection with any proposed transfer of any outstanding shares of Brand capital stock. Among other exceptions, this right of first offer does not apply to the transfer of shares in connection with a merger, such as the proposed merger of Brand with and into Renasant. There are no material restrictions on the transfer of shares of Brand common stock under the Brand Articles, the Brand Bylaws or the GBCC.

Board of Directors; Election of Directors

The Renasant Articles provide for a board of directors consisting of between seven and 20 directors as fixed from time to time by Renasant’s board of directors. Currently, there are 14 directors on Renasant’s board of directors.

The Renasant board of directors is classified into three classes, with approximately one-third of the directors elected at each year’s annual meeting of shareholders. In the election of directors, Renasant shareholders do not have the right to cumulate their votes. The candidates in each class up for election who receive the highest number of votes cast, up to the number of directors to be elected in that class, are elected.

The Brand Bylaws provide for a board of directors consisting of 11 directors, and the number of directors can be increased or decreased from time to time as required in accordance with the Brand shareholders’ agreement. Currently, there are 10 directors on Brand’s board of directors.

All of Brand’s directors are elected annually by a plurality of votes cast, and Brand shareholders do not have the right to cumulate their votes. Under the Brand shareholders’ agreement, Brand’s four largest shareholders each has the right to designate an individual for election to the board, with the remaining nominees approved by a majority of the Brand board. The Brand shareholders’ agreement

Provision	Renasant	Brand

The Renasant Bylaws include a “majority voting” policy which applies in an uncontested election of directors. Under this policy, any nominee for director who receives a greater number of “withhold” votes from his or her election than votes “for” such election, although still elected as a director, must promptly tender his or her resignation, which will become effective upon acceptance by Renasant’s board of directors.

requires Brand shareholders to vote to elect these nominees.

Term of Directors

Renasant directors serve staggered three-year terms, with approximately one-third of the directors being elected annually.

Under the Renasant Bylaws, a director may not stand for election after reaching age 72, and any director who attains age 72 during his or her elected term may serve only until the next regular meeting of our shareholders. By waiver, the board may permit a director to stand for reelection after reaching the age of 72; the board also may waive the requirement that a director who has attained age 72 resign at the next regular meeting of shareholders. A waiver must be approved by at least two-thirds of the directors then in office, excluding the affected director. In no event may a director receive more than three waivers, with the result that all of Renasant’s directors must cease to serve as of the shareholders meeting following his or her reaching age 75.

Brand directors are elected annually for a one-year term.

Removal of Directors	Under the MBCA, unless a corporation’s articles of incorporation provide otherwise, shareholders may remove a director with or without cause if the number of votes cast to remove the director exceeds the number of votes cast not to remove the director. The Renasant Articles do not address director removal, and therefore the foregoing MBCA provision governs the removal of a director from Renasant’s board.	Under the Brand Bylaws, directors may be removed from office by the shareholders with or without cause, but only by the affirmative vote of shareholders representing a majority of the issued and outstanding shares of Brand entitled to vote in an election of directors.

Vacancies	Under the Renasant Bylaws, if during the year a vacancy in the board of directors should occur, the remaining directors on	Under the Brand Bylaws, but subject in any event to the Brand shareholders’ agreement, any vacancies in the board of

Provision	Renasant	Brand
Renasant’s board may appoint a Renasant shareholder to serve until the next annual meeting of shareholders or until a special meeting of shareholders held for the purpose of electing such appointee’s successor.

directors may be filled by the affirmative vote of a majority of the remaining directors in office. Under the Brand shareholders’ agreement, Brand shareholders who have the right to designate an individual for election to the board also have the right to nominate the replacement of this individual if he or she ceases to serve for any reason before the end of his or her term.

Any director elected to fill a vacancy holds office until the next annual election and until his or her successor is duly elected and qualified unless sooner displaced.

Special Meetings of Shareholders	The Renasant Bylaws provide that a special meeting of shareholders may be called by the Renasant board. Under the MBCA, shareholders owning at least 10% of Renasant’s outstanding capital stock also may call a special meeting.	The Brand Bylaws provide that a special meeting of shareholders may be called by the executive chairman of the board, the chief executive officer, the Brand board or upon the request of Brand shareholders owning at least 15% of Brand’s outstanding capital stock.

Action by Written Consent	The Renasant Articles and Renasant Bylaws are silent with respect to its shareholders’ ability to act by written consent; therefore, Mississippi law governs. The MBCA provides that any action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting if the action is taken by all the shareholders entitled to vote on the action and is evidenced by one or more written consents.	The Brand Bylaws provide that any action that may be taken at a meeting of shareholders may be taken by written consent and without a meeting if the action is taken by persons who would be entitled to vote at a meeting holding shares having voting power to cast at least the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote were present and voted.

Shareholder Nominations and Proposals	Renasant is a public company and, as such, is subject to the SEC’s proxy rules set forth in Regulation 14A promulgated under the Exchange Act, including Rule 14a-8. Rule 14a-8 establishes the rules for shareholder proposals intended to be included in a public company’s proxy statement. Under the rule, a shareholder proposal must be received by the subject company at least 120 days before the anniversary of the date on which the company first released the previous year’s proxy statement to shareholders. If, however, the annual meeting date has been	As a private company, Brand is not subject to Rule 14a-8 promulgated by the SEC, and neither the Brand Articles nor the Brand Bylaws include any provisions governing shareholder nominations or proposals.

Provision	Renasant	Brand

changed by more than 30 days from the date of the prior year’s meeting, or for special meetings, the proposal must be submitted within a reasonable time before the subject company begins to print and mail its proxy materials.

The Renasant Bylaws contain advance notice procedures for the nomination by a shareholder of Renasant of candidates for election as directors and for other shareholder proposals. These procedures are the exclusive means by which a shareholder may make nominations or submit other proposals for consideration at a meeting of Renasant shareholders (other than in accordance with Rule 14a-8). The Renasant Bylaws provide that, for any shareholder proposal to be presented in connection with an annual meeting but without inclusion in Renasant’s proxy materials for that meeting, including the nomination of an individual to be elected to the board of directors, the shareholder must give timely written notice thereof in writing to Renasant’s Secretary in compliance with the advance notice and eligibility requirements contained in the Renasant Bylaws. To be timely, a shareholder’s notice must be delivered to the Secretary at Renasant’s corporate headquarters not less than 90 days nor more than 120 days prior to the first anniversary of the immediately preceding year’s annual meeting. If, however, the date of the annual meeting is advanced by more than 30 days or delayed by more than 90 days from such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or, if public announcement of the date of such meeting is made less than 120 days in advance, the 10th day following the date of the first public announcement of the date of such meeting.

The advance notice provisions in the Renasant Bylaws also provide that in the

Provision	Renasant	Brand

case of a special meeting of shareholders called for the purpose of electing one or more directors, a shareholder may nominate a person or persons (as the case may be) for election to such position if the shareholder’s notice is delivered to the Secretary at Renasant’s headquarters address not earlier than the 120th day prior to the special meeting and not later than the close of business on the later of the 90th day prior to the special meeting or, if public announcement of the date of such meeting is made less than 120 days in advance, the 10th day following the date of the first public announcement of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting.

For any nomination or other proposal, whether to be submitted with respect to an annual or special meeting of shareholders, the shareholder’s notice must contain the detailed information specified in the Renasant Bylaws about the shareholder making the nomination or proposal and, as applicable, each nominee or the proposed business. Nominations that are not made in accordance with the foregoing provisions may be ruled out of order by the presiding officer or the chairman of the meeting.

Dividends and Other Distributions

The MBCA prohibits a Mississippi corporation from making any distributions to its shareholders, including the payment of cash dividends, which would render the corporation unable to pay its debts as they become due in the usual course of business. Also prohibited is any distribution that would result in the corporation’s total assets being less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

As discussed above in “Description of Renasant Capital Stock—Common

Under the GBCC, a Georgia corporation may not pay any dividends if, after giving it effect, (1) the corporation would not be able to pay its debts as they become due in the usual course of business; or (2) the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

As discussed below in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Brand—Payment of Dividends,” Brand’s ability to pay dividends is substantially

Provision	Renasant	Brand
	Stock,” Renasant’s ability to pay dividends is substantially dependent on the ability of Renasant Bank to transfer funds to it in the form of dividends, loans and advances.	dependent on the ability of BrandBank to transfer funds to it in the form of dividends, loans and advances.

Indemnification

The Renasant Bylaws require Renasant to indemnify its directors and officers (referred to as indemnitees) against liability and reasonable expenses (including attorneys’ fees) incurred in connection with any proceeding to which an indemnitee is made a party if he or she met the required standard of conduct. To meet the standard of conduct, the indemnitee must have conducted himself or herself in good faith, and he or she must have reasonably believed that any conduct in the indemnitee’s official capacity was in Renasant’s best interests, and in all other cases, his or her conduct was at least not opposed to Renasant’s best interests, or in any criminal proceeding, the indemnitee had no reasonable cause to believe his or her conduct was unlawful. Unless otherwise ordered by a court, Renasant is not obligated to indemnify an indemnitee in connection with (1) a proceeding in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the indemnitee met the standard of conduct described in the immediately preceding sentence, or (2) a proceeding where the indemnitee was found liable because he or she received a financial benefit to which he or she was not entitled.

An indemnitee may apply to the court conducting the proceeding, or to another court, for indemnification or advance for expenses. The court shall (1) order indemnification if the court determines that the indemnitee is entitled to mandatory indemnification under applicable provisions of the MBCA or (2) order indemnification or advance for expenses if the court determines that (a) the indemnitee is entitled to

Under the Brand Articles, Brand must indemnify each person (and the heirs and legal representatives of such person) who is or was a director or officer of Brand or any other corporation of which he or she served as such at the request of Brand (referred to as indemnitees) to the fullest extent permitted by the GBCC, against all expense, liability and loss (including attorneys’ fees) incurred in connection with any proceeding an indemnitee is made a party to based on alleged action or inaction if the indemnitee acted (1) in an official capacity as a director or officer of Brand, or as a director, trustee, officer, employee or agent of such other entity, or (2) in any other capacity related to Brand or such other entity while so serving as a director, trustee, officer, employee or agent. No indemnification is permitted in a proceeding initiated by an indemnitee unless such proceeding was authorized expressly by action of the board of directors.

Provision	Renasant	Brand

indemnification or advance for expenses under the Renasant Bylaws or (b) in view of all relevant circumstances it is fair and reasonable to indemnify or advance expenses to such indemnitee even if he or she has not met the standard of conduct described above. Renasant must indemnify an indemnitee who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which the indemnitee was a party against reasonable expenses incurred in the proceeding.

Renasant generally must advance funds to pay for or reimburse the reasonable expenses incurred by an indemnitee who is a party to a proceeding. As a condition to advancing expenses, the indemnitee must provide a written affirmation of his or her good faith belief that his or her conduct met the required standard of conduct. The indemnitee must also undertake to repay the advanced amount if it is ultimately determined that he or she is not entitled to indemnity.

All rights to indemnification provided under the Renasant Bylaws are subject to any limitations imposed by federal law, including the Securities Act and the Federal Deposit Insurance Act.

Limitations on Director Liability	The Renasant Articles and Renasant Bylaws do not address the limitation of a director’s liability. Section 81-5-105 of the Mississippi Banking Code provides that it is the sole and exclusive law governing the relation and liability of directors and officers to their bank holding company, like Renasant, or to the shareholders thereof, or to any other person or entity. Under Miss. Code Ann. Section 81-5-105(1), the duties of a director or officer of a bank holding company to the bank holding company and its shareholders are to discharge the director’s or officer’s duties in good faith and with the diligence, care, judgment and skill as provided in subsection (2). Under subsection (2), a director or officer of a bank or bank holding company cannot be	The Brand Articles provide that no director of Brand shall be personally liable to Brand or its shareholders for monetary damages for breach of such person’s duty of care or other duty as a director, except for liability for (1) any improper appropriation of any business opportunity of the corporation; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) improper distributions; or (4) any transaction from which the director derived an improper personal benefit.

Provision	Renasant	Brand
held personally liable for money damages to a corporation or its shareholder unless the officer or director acts in a grossly negligent manner or engages in conduct that demonstrates a greater disregard of the duty of care than gross negligence.

Vote on Extraordinary Corporate Transactions; Anti-Takeover Provisions

Under the MBCA, a merger, share exchange, sale, lease, exchange or other disposal of all or substantially all of a Mississippi corporation’s assets, or its dissolution, is approved if the votes cast in favor of the transaction exceed the votes cast against the transaction at a meeting of the shareholders of the corporation where a quorum is present and acting throughout, except approval of a merger by shareholders of the surviving corporation is not required in the instances specified in the MBCA.

See “Description of Renasant’s Capital Stock—Anti-Takeover Provisions of the Renasant Articles” above for a discussion of provisions of the Renasant Articles and the Renasant Bylaws that may have an anti-takeover effect.

Under the GBCC, subject to certain exceptions, a merger, share exchange or sale, lease, exchange or transfer of all or substantially all of the corporation’s assets generally must be approved at a meeting of a corporation’s shareholders by: (1) the affirmative vote of a majority of all the votes entitled to be cast on the matter; and (2) in addition, with respect to a merger or share exchange, the affirmative vote of a majority of all the votes entitled to be cast by holders of the shares of each voting group entitled to vote separately on the transaction as a group by the articles of incorporation.

In addition, the Brand Articles authorize the Brand board to issue, without shareholder consent, shares of preferred stock, which in some cases could discourage or make more difficult a change in control.

Amendments to Articles of Incorporation

The MBCA provides that the articles of incorporation of a Mississippi corporation may be amended if the votes cast in favor of the amendment exceed the votes cast against the amendment at a meeting where a quorum of shareholders is present and acting throughout.

Notwithstanding the general MBCA provision, the Renasant Articles impose elevated approval requirements with respect to certain types of amendments. Under the Renasant Articles, the affirmative vote of not less than 80% of the outstanding common stock of Renasant is required to amend or repeal the provisions of the articles of incorporation that establish a classified board of directors or that pertain to the fair price provisions.

The Brand Articles may be amended in accordance with the GBCC, which generally requires the approval of the Brand board of directors and the holders of a majority of the votes entitled to be cast on the amendment.

Provision	Renasant	Brand

Rights of Dissenting Shareholders

The MBCA provides for dissenters’ rights (referred to as “appraisal rights” in the MBCA) that are generally the same as the dissenters’ rights available to a Brand shareholder. However, the MBCA provides that a shareholder of a Mississippi corporation does not have appraisal rights if, among other things, (1) the transaction qualifies as a reorganization transaction, (2) the stock is listed on the New York Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or (3) there are at least 2,000 shareholders and the outstanding shares of such class or series has a market value of at least $20,000,000 (exclusive of the value of such shares held by its subsidiaries, senior executives, directors and beneficial shareholders owning more than 10% of such shares).

Since Renasant common stock is listed on Nasdaq, Renasant shareholders generally do not have appraisal rights. There are exceptions to this general rule where the consideration the shareholder is forced to receive in the transaction is not cash or other liquid securities and where the corporate action is an “interested transaction” as defined in the MBCA.

The rights of a shareholder of Brand to dissent to the merger and to receive the fair value of their Brand common stock in cash are explained in detail under the heading “The Merger—Dissenters’ Rights” beginning on page 69.

Generally, under the GBCC, a shareholder is entitled to dissent from, and obtain the fair value in cash of his or her shares in connection with mergers, share exchanges, sales or exchanges of all or substantially all of the corporation’s property other than in the usual and regular course of business and amendments to the corporation’s articles of incorporation, subject to certain exceptions.

As to mergers, a shareholder of a Georgia corporation is not entitled to dissenters’ rights under the GBCC if:

•  the corporation is a parent corporation merging into its 90%-owned subsidiary;

•  each shareholder whose shares were outstanding immediately prior to the merger will receive a like number of shares of the surviving corporation, with designations, preferences, limitations and relative rights identical to those previously held by each such shareholder; and

•  the number and kind of shares of the surviving corporation outstanding immediately following the merger, plus the number and kind of shares issuable as a result of the merger and by conversion of securities issued pursuant to the merger, will not exceed the total number and kind of shares of the corporation authorized by its articles of incorporation immediately prior to the merger.

Additionally, except in limited circumstances, dissenters’ rights are not available to holders of shares (1) listed on a national securities exchange or (2) held of record by more than 2,000 shareholders.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

Renasant common stock trades on Nasdaq under the symbol “RNST.” The following table sets forth, for the periods indicated, the high and low intra-day sales prices of shares of Renasant common stock as reported on Nasdaq, and the quarterly cash dividends declared per share. As of June 20, 2018, the last date prior to the printing of this proxy statement/prospectus for which it was practicable to obtain this information, there were 49,424,339 shares of Renasant common stock issued and outstanding, and approximately 13,000 shareholders of record.

	Renasant Common Stock
	High	Low	Dividends
2016
1st Quarter	$34.41	$29.49	$0.17
2nd Quarter	35.00	30.21	0.18
3rd Quarter	35.78	30.98	0.18
4th Quarter	44.65	32.51	0.18

2017
1st Quarter	$43.15	$37.78	$0.18
2nd Quarter	45.16	38.87	0.18
3rd Quarter	45.32	37.68	0.18
4th Quarter	44.22	39.11	0.19

2018
1st Quarter	$45.22	$40.02	0.19
2nd Quarter (through June 20, 2018)	49.78	42.14	0.20

On March 27, 2018, the last full trading day before the announcement of the merger agreement, the high and low sales prices of shares of Renasant common stock as reported on Nasdaq were $42.83 and $41.58, respectively. On June 20, 2018, the last date prior to the printing of this proxy statement/prospectus for which it was practicable to obtain this information, the high and low sale prices of shares of Renasant common stock as reported on Nasdaq were $48.57 and $47.89, respectively.

Brand common stock is not listed on any established securities exchange or quotation system. Accordingly, there is no established public trading market for Brand common stock. Transactions in shares of Brand common stock are privately negotiated directly between the purchaser and the seller, and any sales that do occur are not subject to any reporting system. The last sale of Brand common stock prior to the execution of the merger agreement known to Brand management occurred on October 2, 2017 at $783.93 per share. As of June 20, 2018, the last date prior to the printing of this proxy statement/prospectus for which it was practicable to obtain this information, there were 293,106.3436 shares of Brand common stock issued and outstanding, and approximately 207 shareholders of record. Brand has not paid any dividends to date.

ABOUT RENASANT CORPORATION

General

Renasant Corporation is a Mississippi corporation and a registered bank holding company headquartered in Tupelo, Mississippi. Renasant was organized in 1982 under the Bank Holding Company Act of 1956, as amended, and the laws of the State of Mississippi. Renasant currently operates more than 180 banking, mortgage, wealth management and insurance offices throughout Mississippi, Tennessee, Alabama, Florida and Georgia through its wholly-owned bank subsidiary, Renasant Bank. Through Renasant Bank, Renasant is also the owner of Renasant Insurance, Inc.

As of March 31, 2018, Renasant had total assets of approximately $10.2 billion and total deposits of approximately $8.4 billion.

The principal executive offices of Renasant are located at 209 Troy Street, Tupelo, Mississippi 38804-4827, and its telephone number at this location is (662) 680-1001. Renasant’s website is www.renasant.com. Information contained on Renasant’s website does not constitute part of, and is not incorporated by reference into, this proxy statement/prospectus.

Additional Information

Information about Renasant and its business and subsidiaries, including information relating to its directors, executive compensation, voting securities and the principal holders of its securities, its various benefit plans, related person transactions and other related matters about Renasant, is included in documents incorporated by reference into this proxy statement/prospectus or set forth in Renasant’s Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated into this proxy statement/prospectus by reference. See “Where You Can Find More Information” on page 136.

ABOUT BRAND GROUP HOLDINGS, INC.

Business of Brand

Brand is a privately-held bank holding company. Brand’s wholly-owned subsidiary, BrandBank, was incorporated under the laws of the State of Georgia in 1905. BrandBank’s main office is located in Lawrenceville, Georgia, and it has twelve additional banking offices located in the Atlanta metropolitan area and northern Georgia. BrandBank primarily serves Gwinnett, Fulton, Cobb, Barrow and Forsyth counties in Georgia.

BrandBank engages in general commercial and consumer banking, providing a full range of banking services, including credit and deposit products for commercial and industrial, small business and personal customers, treasury solutions, private banking, investment services and other personal banking products including residential mortgages. The investment services are made available through an arrangement with LPL Financial acting as a registered broker-dealer performing the brokerage services. The residential mortgages are originated and serviced by Brand Mortgage, a wholly-owned subsidiary of BrandBank. As of March 31, 2018, Brand had total assets of $2.4 billion, total loans of $1.88 billion (excluding mortgage loans held for sale), total deposits of $1.92 billion and total shareholders’ equity of $191.9 million.

Brand common stock is not listed or traded on any established securities exchange or quotation system. Brand has not declared or paid any cash dividends with respect to its common stock since 2009.

The principal executive offices of Brand are located at 106 Crogan Street, Lawrenceville, Georgia 30046, and its telephone number is (770) 963-9224. Brand’s website can be accessed at https://www.thebrandbank.com. Information contained on Brand’s website does not constitute part of, and is not incorporated into, this proxy statement/prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BRAND

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Years Ended December 31, 2017, 2016 and 2015

Critical Accounting Estimates and Policies

Brand prepares its consolidated financial statements in conformity with GAAP. The preparation of these financial statements requires Brand to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Critical accounting estimates and policies are those Brand’s management believes are both most important to the portrayal of Brand’s financial condition and results, and require Brand’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. Brand’s management believes that the allowance for loan losses, other than temporary impairment of investments available-for-sale, income taxes and estimates of fair value represent particularly sensitive accounting estimates. See Note (1), Summary of Significant Accounting Policies, in the notes to the consolidated financial statements of Brand for the years ended December 31, 2017 and 2016 attached as Annex D to this proxy statement/prospectus for a comprehensive discussion of Brand’s significant accounting estimates and policies.

Financial Condition at December 31, 2017, 2016 and 2015

Overview. Total assets were $2.40 billion at December 31, 2017 and December 31, 2016. Total assets were $2.24 billion at December 31, 2015. Outstanding gross loans grew to $1.87 billion at December 31, 2017 compared to $1.64 billion at December 31, 2016 due to strong loan demand, resulting in growth of $230.9 million, or 14.1%. Other factors contributing to the loan portfolio growth included strategic actions related to the mix of the loan portfolio and transfers of certain loans to held for sale during the fourth quarter of 2016. Outstanding gross loans were $1.78 billion at December 31, 2015. Investment securities increased $44.7 million, or 23.4%, from $191.2 million at December 31, 2016, to $235.9 million at December 31, 2017. At December 31, 2015, investment securities were $155.7 million.

Total liabilities decreased $10.3 million from $2.22 billion at December 31, 2016 to $2.21 billion at December 31, 2017. At December 31, 2015, total liabilities were $2.06 billion. Total deposits decreased $185.0 million, or 8.8%, from $2.09 billion at December 31, 2016 to $1.91 billion at December 31, 2017. Total deposits at December 31, 2015 were $1.86 billion. Noninterest-bearing deposits increased $29.9 million, or 8.8%, at December 31, 2017, totaling $370.0 million compared to $340.1 million as of December 31, 2016 and $257.1 million at December 31, 2015. The growth in noninterest-bearing deposits during 2017 was offset by declines in interest-bearing deposits of $214.5 million, or 12.2%, which totaled $1.54 billion at December 31, 2017 compared to $1.75 billion at December 31, 2016. At December 31, 2015, interest-bearing deposits were $1.60 billion. Advances from the Federal Home Loan Bank of Atlanta (the “FHLB”) were $185.0 million at December 31, 2017, compared to $10.0 million at December 31, 2016 and $85.0 million at December 31, 2015. Total shareholders’ equity increased $12.8 million, or 7.1%, during 2017 and totaled $192.4 million at December 31, 2017 compared to $179.5 million at December 31, 2016 and $178.6 million at December 31, 2015.

As of December 31, 2017, nonperforming assets declined $10.9 million, or 15.4%, compared to December 31, 2016. Brand’s ratio of nonperforming assets to regulatory Tier 1 capital plus the allowance for loan losses also improved during the year falling from 34.7% at December 31, 2016, to 25.7% at December 31, 2017.

The following table indicates the ratios for return on average assets, return on average equity and average equity to average assets in addition to earnings per common share and book value per common share as of and for the years ended December 31, 2017, 2016 and 2015:

	As of and for the Year Ended December 31,
	2017	2016	2015

Performance Ratios:
Return on average assets	0.51%	0.03%	0.52%
Return on average equity	6.3%	0.4%	6.2%
Average equity to average assets	8.2%	8.0%	8.5%

Earnings per Common Share:
Basic	$40.52	$2.75	$37.07
Diluted	$39.99	$2.75	$37.06

Book Value per Common Share:
Book value per common share	$655	$612	$614

Loan Portfolio. The following table describes classifications of loans at December 31, 2017, 2016, 2015, 2014 and 2013, which are presented net of deferred loan fees and costs of $3.7 million, $3.2 million, $3.1 million, $3.0 million and $2.2 million, respectively (amounts in thousands):

	Loan Portfolio Classification
	2017	2016	2015	2014	2013
Construction and land development	$222,562	$236,410	$297,199	$270,361	$209,816
Single-family residential	253,735	257,419	273,917	267,932	245,755
Commercial	587,121	471,838	439,745	380,103	314,882
Multifamily and farmland	32,619	38,722	44,867	37,245	43,846
Commercial (not secured by real estate)	354,052	279,129	588,068	450,165	368,337
Consumer (not secured by real estate)	413,545	348,736	130,988	104,967	129,638
All other	2,976	3,468	4,863	3,997	4,955

Total Loans	1,866,610	1,635,722	1,779,647	1,514,770	1,317,229
Allowance for loan losses	(18,284)	(19,992)	(22,171)	(21,609)	(21,411)

Total net loans	$1,848,326	$1,615,730	$1,757,476	$1,493,161	$1,295,818

Loans held for sale:
Mortgage	$94,263	$81,889	$89,093	$61,437	$66,294
Other	21,763	79,601	—	654	4,237
Total loans held for sale	$116,026	$161,490	$89,093	$62,091	$70,531

Commitments and contingencies:
Commitments to extend credit	$291,506	$423,750	$231,307	$183,893	$146,854
Mortgage loan commitments	48,200	56,300	60,100	45,600	50,600
Financial and performance letters of credit	31,800	15,216	7,994	4,837	4,247

At December 31, 2017, there were no concentrations of loans exceeding 10% of total loans other than loans disclosed in the table above.

The following table sets forth loans, net of unearned income, outstanding at December 31, 2017, which, based on remaining scheduled repayments of principal, are due in the periods indicated (amounts in thousands). Loans with balloon payments and longer amortizations are often repriced and extended beyond the initial maturity when credit conditions remain satisfactory. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported below as due in one year or less.

	One Year or Less	After One Year Through Five Years	After Five Years	Total
Construction and land development	$115,153	$100,179	$7,230	$222,562
Single-family residential	4,713	38,858	210,164	253,735
Commercial	145,852	313,433	127,836	587,121
Multifamily and farmland	9,987	7,123	15,509	32,619

Total real estate loans	275,705	459,593	360,739	1,096,037
Commercial (not secured by real estate)	91,932	228,522	33,598	354,052
Consumer (not secured by real estate)	8,394	115,666	289,485	413,545
All other loans (not secured by real estate)	290	2,193	493	2,976

Total loans	$376,321	$805,974	$684,315	$1,866,610

The following table sets forth the fixed and variable rate loans maturing or scheduled to reprice after one year as of December 31, 2017 (amounts in thousands):

	Interest Sensitivity
	Fixed Rate	Variable Rate	Total
Due after one year through five years	$438,212	$367,761	$805,973
Due after five years	416,205	268,111	684,316

Total loans	$854,417	$635,872	$1,490,289

Asset Quality.

Nonperforming Assets. Nonperforming assets are comprised of nonaccrual loans held for investment, accruing loans which are past due 90 days or more, nonaccrual loans held for sale and other real estate owned. Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on nonaccrual status when, in management’s opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. Loans may be placed on nonaccrual status regardless of whether or not such loans are considered past due. Accrual of interest is discontinued on a loan when management believes that, after considering economic conditions and collection efforts, the borrower’s financial condition is such that collection of interest is doubtful. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured after a period of performance under the contractual terms of the borrowing agreement. Other real estate owned includes all real property received in full or partial satisfaction of a loan. For properties acquired through foreclosure or deed in lieu, fair values are based on independent appraisals. At December 31, 2017, the ratio of nonperforming assets to regulatory Tier 1 capital plus the allowance was 25.7%.

Other Real Estate Owned. Other real estate owned is recorded at the lower of the related loan’s cost basis or its fair value less estimated selling costs which establishes a cost basis in the property at the time of foreclosure. Any write-down at the time of foreclosure is charged to the allowance for loan losses. Costs of improvements to properties are capitalized, whereas costs relating to the holding of other real estate owned and subsequent adjustments to the value are expensed.

As of December 31, 2017, total nonperforming assets were down $10.9 million, or 15.4%, when compared to December 31, 2016. The following table presents Brand’s nonperforming assets at December 31, 2017, 2016, 2015, 2014 and 2013 (amounts in thousands):

	Nonperforming Assets
	2017	2016	2015	2014	2013
Nonaccrual loans held for investment:
Construction and land development	$12,756	$12,964	$59,622	$57,930	$72,398
Single-family residential	1,671	4,441	4,611	4,438	4,215
Commercial	9,233	481	5,954	8,464	10,011
Multifamily and farmland	—	648	3,770	4,040	6,158
Commercial (not secured by real estate)	6,365	7,567	2,536	6,965	9,029
Consumer (not secured by real estate)	301	152	238	281	13
All other	—	1	—	—	—

Total nonaccrual loans held for investment	$30,326	$26,254	$76,731	$82,118	$101,824

Past due 90 days or more and still accruing:
Construction and land development	$—	$—	$—	$82	$—
Single-family residential	—	69	—	223	—
Commercial (not secured by real estate)	—	1,566	—	—	—

Total past due 90 days and still accruing	$—	$1,635	$—	$305	$—

Nonaccrual loans held for sale	21,763	29,581	—	654	4,237
Other real estate owned	7,992	13,554	14,828	7,440	5,091

Total nonperforming assets	$60,081	$71,024	$91,559	$90,517	$111,152

Nonaccruing loans to gross loans, excluding loans held for sale	1.62%	1.61%	4.31%	5.42%	7.73%
Nonperforming assets to gross assets	2.50%	2.89%	4.09%	4.82%	6.57%
Allowance coverage of nonaccruing loans	60.29%	76.15%	28.89%	26.31%	21.03%

Nonaccrual loans held for investment as a percentage of gross loans were 1.62% as of December 31, 2017 compared to 1.61% as of December 31, 2016 and 4.31% at December 31, 2015. At December 31, 2017, nonaccrual loans held for investment totaled $30.3 million compared to $26.3 million at December 31, 2016 and $76.7 million at December 31, 2015. The decline in nonaccrual loans held for investment during 2016 was primarily due to the transfer of certain nonaccrual loans totaling $33.9 million to held for sale, resulting in a charge-off of $3.9 million to the allowance for loan losses.

Impaired Loans. At each reporting period, Brand determines which loans are impaired. Impaired loans are reviewed on a relationship basis. If one loan within a relationship is impaired, then the entire relationship is individually evaluated for impairment. Accordingly, Brand’s impaired loans are reported at their estimated fair value on a non-recurring basis. An allowance for each impaired loan, which is generally collateral dependent, is calculated based on the fair value of its collateral. The fair value of the collateral is based on appraisals, and management considers factors such as the assumptions and techniques utilized by the appraiser. If the recorded investment in the impaired loan exceeds the measure of fair value of the collateral, management will determine if a valuation allowance must be recorded as a component of the allowance for loan losses or if instead a charge-off of the collateral deficiency must be recorded. Impaired loans include loans classified as troubled debt restructurings (“TDRs”). A loan is classified as a TDR when, for economic or legal reasons which result in a debtor experiencing financial difficulties, Brand grants a concession through a modification of the original loan agreement that would not otherwise be considered. If a borrower has demonstrated performance under the previous loan terms and shows capacity to perform under the restructured loan terms, the accrual of interest at the restructured interest rate is continued and the loan is considered performing. If the borrower was materially delinquent on payments prior to the restructuring but shows the capacity to meet the restructured loan terms, the loan will likely continue as nonaccrual and nonperforming until such time as continued performance has been demonstrated, which is typically a period of at least six consecutive payments. If the borrower does not perform under the restructured terms, the loan is placed on nonaccrual status.

Average outstanding impaired loans were $32.4 million, $75.3 million and $79.0 million during the years ended December 31, 2017, 2016 and 2015, respectively. Impaired loans had related allowance for loan losses that totaled $1.8 million at December 31, 2017 and $2.2 million at December 31, 2016. The recorded investment in impaired loans as of December 31, 2017, 2016 and 2015 was $34.3 million, $27.8 million and $81.3 million, respectively. Included in impaired loans at December 31, 2017, 2016 and 2015 were $14.9 million, $15.3 million and $55.0 million, respectively, of TDR loans, including $1.1 million, $1.6 million and $2.6 million in performing TDR loans. There were seven new TDRs restructured in 2017, no new TDRs restructured in 2016 and five new TDRs restructured in 2015. No interest income was recognized on nonaccrual loans and nonperforming TDRs during 2017, 2016 or 2015. Interest income recognized on performing TDRs was immaterial for the years ended December 31, 2017, 2016 and 2015.

The following table describes performing and nonperforming TDRs for December 31, 2017, 2016, 2015, 2014 and 2013 (amounts in thousands):

	2017	2016	2015	2014	2013
Performing TDRs:
Construction and land development	$5	$64	$153	$—	$737
Single-family residential	619	111	268	442	2,610
Commercial	401	1,349	1,415	485	1,647
Multifamily and farmland	2,935	—	—	—	—
Commercial (not secured by real estate)	43	52	819	78	95
Consumer (not secured by real estate)	18	5	20	45	143

Total performing TDRs	$4,021	$1,581	$2,675	$1,050	$5,232

Nonperforming TDRs:
Construction and land development	$12,756	$12,901	$45,729	$52,317	$52,136
Single-family residential	585	159	689	819	1,045
Commercial	466	344	4,750	7,026	8,307
Multifamily and farmland	—	358	392	451	1,762
Commercial (not secured by real estate)	—	—	805	5,945	7,077
Consumer (not secured by real estate)	—	—	—	—	—

Total nonperforming TDRs	$13,807	$13,762	$52,365	$66,558	$70,327

Allowance for Loan Losses and Summary of Loan Loss Experience. The allowance for loan losses reflects management’s assessment of the risks associated with extending credit and its evaluation of the quality of the loan portfolio. Brand periodically analyzes the loan portfolio in an effort to review asset quality and to establish an allowance for loan losses that management believes will be adequate in light of anticipated risks and loan losses. In assessing the adequacy of the allowance, size, quality and risk of loans in the portfolio are reviewed. Other factors considered are:

•	Brand’s loan loss experience;

•	the amount of past due and non-performing loans;

•	specific known risks;

•	the status and amount of other past due and non-performing assets;

•	underlying estimated values of collateral securing loans;

•	current and anticipated economic conditions; and

•	other factors which management believes affect the allowance for potential credit losses.

The allowance for loan losses represents management’s estimate of an appropriate amount to provide for known and inherent losses in the loan portfolio in the normal course of business. The allowance for loan losses is comprised of three components: specific reserves, general reserves and unallocated reserves. After a loan has been identified as impaired, management measures impairment based on the present value of expected future cash flows or the fair value of the collateral, if the loan is collateral dependent. When the measure of the impaired loan, as determined by either the expected future cash flows or collateral value, is less than the recorded investment in the loan, the amount of the impairment is recorded as a specific reserve or the loan is charged off. These specific reserves are determined on an individual loan basis based on management’s current evaluation of Brand’s loss exposure for each credit. Loans for which specific reserves are provided are excluded from the general allowance calculations described below.

The general allowance reflects reserves established under GAAP for collective loan impairment. These reserves are based upon historical net charge-offs using the last two years’ experience. This charge-off experience is adjusted to reflect the effects of current conditions. Brand considers information derived from its loan risk ratings and external data related to industry and general economic trends in establishing reserves. Also, an independent loan review process further assists with evaluating credit quality and assessing potential credit risk inherent within the loan portfolio.

Brand utilizes an internal risk grading matrix to assign a risk grade to each of its loans. Loans are graded on a scale of 1 to 9. These risk grades are evaluated on an ongoing basis with grade 1 posing the least amount of credit risk to the bank. The scaling provides indicators of increased risk as risk rates increase, up to risk grade 9 that identifies loans that are considered uncollectable and classified as a loss until the appropriate authority to charge off the loan is obtained.

Because of the nature of Brand’s primary markets and business, a significant portion of the loan portfolio is secured by commercial real estate, including residential and commercial acquisition, development and construction properties. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower. Real estate values in many of Brand’s markets have continued to rise. Brand continues to thoroughly review and monitor its construction and commercial real estate concentrations and the associated allowance and sets limits by sector and region based on this internal review.

The unallocated allowance is determined through management’s assessment of probable losses that are in the portfolio but are not adequately captured by the other two components of the allowance, including consideration of current economic and business conditions and regulatory requirements. The unallocated allowance also reflects management’s acknowledgement of the imprecision and subjectivity that underlie the modeling of credit risk. Due to the subjectivity involved in determining the overall allowance, including the unallocated portion, this unallocated portion may fluctuate from period to period based on management’s evaluation of the factors affecting the assumptions used in calculating the allowance.

The allowance for loan losses at December 31, 2017 was $18.3 million, which represents .98% of total loans outstanding, compared to $20.0 million, or 1.22% of total loans outstanding, as of December 31, 2016 and $22.2 million, or 1.25% of total loans outstanding, at December 31, 2015. For the year ended December 31, 2017, net charge-offs were $3.7 million compared to $22.2 million for the prior year and $3.9 million for 2015.

Management considers the allowance for loan losses adequate to cover the estimated losses inherent in Brand’s loan portfolio as of December 31, 2017. Management believes it has established the allowance in accordance with GAAP and in consideration of the current economic environment. Although management uses the best information available to make evaluations, significant further additions to the allowance may be necessary based on changes in economic and other conditions, thus adversely affecting the operating results of Brand. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review Brand’s allowance for loan losses. Such agencies may require adjustments to the allowance based on their judgments of information available to them at the time of their examinations. Finally, there can be no assurance that the existing allowance for loan losses is adequate should there be deterioration in the quality of any loans or changes in any of the factors discussed above. Any increases in the provision for loan losses resulting from such deterioration or change in condition could adversely affect Brand’s financial condition and results of operations.

The following table summarizes Brand’s loan loss experience for the years ending December 31, 2017, 2016, 2015, 2014 and 2013 (amounts in thousands, except ratios):

	Allowance for Loan Losses
	2017	2016	2015	2014	2013
Balance at beginning of period	$19,992	$22,171	$21,609	$21,411	$25,889
Charge-offs:
Construction and land development	38	16,725	2,110	1,816	8,026
Single-family residential	1,243	562	848	173	2,302
Commercial	—	1,535	285	1,351	411
Multifamily and farmland	104	317	—	—	308
Commercial (not secured by real estate)	2,150	3,330	1,536	3,517	1,608
Consumer (not secured by real estate)	6,021	1,121	2,130	1,543	931
Other	—	—	—	—	—

Total charge-offs	9,556	23,590	6,909	8,400	13,586
Recoveries:
Construction and land development	41	369	754	630	621
Single-family residential	203	126	237	251	1,445
Commercial	—	—	—	—	—
Multifamily and farmland	43	—	52	45	175
Commercial (not secured by real estate)	667	649	396	221	43
Consumer (not secured by real estate)	4,894	267	1,532	951	824
Other	—	—	—	—	—

Total recoveries	5,848	1,411	2,971	2,098	3,108

Net recoveries (charge-offs)	(3,708)	(22,179)	(3,938)	(6,302)	(10,478)
Provision for loan losses	2,000	20,000	4,500	6,500	6,000

Balance at end of year	$18,284	$19,992	$22,171	$21,609	$21,411

Ratio of net charge-offs during the year to average gross loans outstanding during the year	0.21%	1.19%	0.24%	0.44%	0.88%

The following table summarizes Brand’s allocation of the allowance for loan losses at December 31, 2017, 2016, 2015, 2014 and 2013 (amounts in thousands).

	Allowance for Loan Losses by Loan Classification
	2017		2016		2015		2014		2013
	Amount	% Total Loans(1)	Amount	% Total Loans(1)	Amount	% Total Loans(1)	Amount	% Total Loans(1)	Amount	% Total Loans(1)
Construction and land development	$6,410	12%	$9,355	15%	$10,257	17%	$10,396	18%	$10,035	16%
Single-family residential	1,311	14%	2,087	16%	1,793	15%	1,786	18%	3,042	19%
Real Estate—Commercial	2,167	31%	2,015	29%	1,892	25%	1,842	25%	2,986	24%
Multifamily and farmland	192	2%	275	2%	210	3%	164	2%	797	3%
Commercial loans—not secured by real estate	2,313	19%	4,082	17%	5,065	33%	4,000	30%	2,438	28%
Consumer loans—not secured by real estate	3,620	22%	2,149	21%	1,807	7%	1,137	7%	479	10%
Other	2,271	<1%	29	<1%	1,147	<1%	2,284	<1%	1,634	<1%

Total	$18,284	100%	$19,992	100%	$22,171	100%	$21,609	100%	$21,411	100%

(1)	Represents total of all outstanding loans in each category as a percentage of total loans outstanding.

Investment Portfolio.

Investment Securities. Brand’s investment securities as of December 31, 2017 consisted primarily of residential mortgage-backed securities, commercial mortgage-back securities and collateralized mortgage obligations. In addition to economic and market conditions, Brand’s overall management strategy for its investment securities is determined by, among other factors, loan demand, deposit mix, liquidity and collateral needs, its interest rate risk position and the overall structure of its balance sheet.

As of December 31, 2017, Brand’s available-for-sale investment securities consisted of $123.9 million of residential mortgage-backed securities, $23.4 million of commercial mortgage-backed securities, $13.0 million in collateralized mortgage obligations, $7.1 million of U.S. Government sponsored enterprises, $3.0 million of state and political subdivisions and $12.2 million of corporate debt securities, each reported at fair value.

Held-to-maturity securities are carried at cost, adjusted for amortization or accretion of premiums or discounts, and consist of residential mortgage-backed securities. As of December 31, 2017, Brand owned $53.3 million in residential mortgage-backed securities that are accounted for as held-to-maturity.

During 2017, total investments increased $44.7 million, or 23.4%. Total investments were $235.9 million at December 31, 2017, $191.2 million at December 31, 2016 and $155.7 million at December 31, 2015.

At December 31, 2017, there were 56 available-for-sale and four held-to-maturity securities that were in an unrealized loss position. Brand evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value of the security has been less than its cost, the financial condition and near-term prospects of the issuer, among other factors. In analyzing an issuer’s financial condition, Brand considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry reports. Brand does not intend to sell nor does it believe it will be required to sell securities in an unrealized loss position prior to recovery of their amortized cost basis or at maturity. A decline in the fair value of securities below cost that is deemed other than temporary is charged to earnings for the amount of such decline in value deemed to be credit-related and a new cost basis for the security is established. The amount of such decline in value attributed to non-credit-related factors is recognized in other comprehensive income. Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities are included in operations and derived using the specific identification method for determining the cost of the securities sold. During 2017 and 2016, the Company did not record any impairment losses.

The valuations of investment securities, available-for-sale, at December 31, 2017, 2016 and 2015 were as follows (amounts in thousands):

	Available for Sale
	2017		2016		2015
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
U.S. Government sponsored enterprises	$7,200	$7,121	$5,500	$5,430	$19,981	$19,913
State and political subdivisions	2,970	3,024	5,445	5,449	5,452	5,512
Residential mortgage-backed securities	124,888	123,870	87,938	87,429	65,707	65,995
Collateralized mortgage obligations	13,015	12,986	19,635	19,658	41,026	41,054
Commercial mortgage- backed securities	23,806	23,356	26,136	25,589	14,268	14,204
Corporate debt securities	12,014	12,224	5,260	5,258	988	1,025

Total securities	$183,893	$182,581	$149,914	$148,813	$147,422	$147,703

The valuations of investment securities, held-to-maturity, at December 31, 2017, 2016 and 2015 were as follows (amounts in thousands):

	Held to Maturity
	2017		2016		2015
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
Residential mortgage-backed securities	$53,333	$53,003	$42,377	$42,110	$8,030	$8,288

Total securities	$53,333	$53,003	$42,377	$42,110	$8,030	$8,288

See Note (3), Investment Securities, in the notes to the consolidated financial statements of Brand for the years ended December 31, 2017 and 2016 attached as Annex D to this proxy statement/prospectus for further discussion of the investment portfolio and related fair value and maturity information.

At December 31, 2017, 2016 and 2015, securities with a carrying value of approximately $149.9 million, $80.0 million and $83.6 million, respectively, were pledged to secure public deposits.

Deposits. Deposits are the primary source of funds for Brand’s portfolio loans, loan pipeline and investments. Brand’s deposit strategy is to obtain deposit funds from within BrandBank’s market areas through relationship banking. The majority of BrandBank’s deposits are from individuals and entities located in the bank’s primary markets of Gwinnett, Fulton, Cobb, Barrow and Forsyth counties. BrandBank is positioned to obtain wholesale deposits, including brokered deposits, from various sources in order to supplement Brand’s liquidity if needed. As of December 31, 2017, total deposits were approximately $1.9 billion, down from $2.0 billion at December 31, 2016.

Noninterest-bearing demand deposits and interest-bearing transaction accounts, which include interest checking, savings and money market, increased $40.2 million, or 3.3%, from $1.21 billion at December 31, 2016 to $1.25 billion at December 31, 2017. Noninterest-bearing demand deposits and interest-bearing transaction accounts were $1.01 billion at December 31, 2015. Time deposits decreased $224.7 million from 2016 to $657.8 million in 2017, a 25.5% decrease from $882.5 million at December 31, 2016. Time deposits at December 31, 2015 were $849.6 million. The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2017 and 2016 was approximately $481.5 million and $642.7 million, respectively.

At December 31, 2017, BrandBank held $125.5 million in certificates of deposit obtained through the efforts of third party brokers. At December 31, 2016, BrandBank had $92.6 million of such certificates of deposits and $93.9 million at December 31, 2015. The daily average balance of these brokered deposits totaled approximately $86.6 million, $88.5 million and $91.6 million in 2017, 2016 and 2015, respectively. The weighted average rates paid during 2017, 2016 and 2015 were 1.40%, 0.73% and 0.55%, respectively. These deposits generally have maturity dates ranging from three months to one year.

Time certificates in denominations of $100,000 or more outstanding at December 31, 2017, 2016 and 2015 by maturity were as follows (amounts in thousands):

	Time Certificates by Maturity
	2017	2016	2015
Three Months or Less	$103,170	$168,968	$171,665
Over Three through Six Months	99,740	110,912	94,550
Over Six through Twelve Months	162,018	193,068	143,636
Over 12 Months	116,534	169,771	138,318

Total	$481,462	$642,719	$548,169

Borrowings. Brand borrows funds principally from the FHLB. During 2017, Brand increased total advances by $175.0 million to $185.0 million as compared to $10.0 million at December 31, 2016. Brand’s FHLB advances at December 31, 2015 were $85.0 million.

Information regarding FHLB borrowings at December 31, 2017, 2016 and 2015 is as follows (amounts in thousands, except interest rates):

	FHLB Advances
	2017	2016	2015
Balance outstanding at December 31	$185,000	$10,000	$85,000
Weighted average rate at December 31	1.58%	2.20%	0.55%
Maximum borrowings during the year	$205,000	$120,000	$145,000
Average amounts outstanding during year	$92,082	$69,276	$62,932
Weighted average rate during year	1.39%	0.94%	0.43%

Brand may purchase federal funds through secured federal funds lines of credit with various banks. These lines are intended for short-term borrowings and are payable on demand and bear interest based upon the daily federal funds rate. For 2017, 2016 and 2015, Brand purchased no federal funds except in conjunction with semi-annual testing of the borrowing lines available. At December 31, 2017 and 2016, Brand had no federal funds borrowings outstanding under these lines.

Results of Operations for the Years Ended December 31, 2017, 2016 and 2015

Overview. Net income for the twelve months ended December 31, 2017 was $11.9 million, or $39.99 per diluted share, compared to net income of $804,000, or $2.75 per diluted share, for the twelve months ended December 31, 2016 and $10.8 million, or $37.06 per diluted share, for the twelve months ended December 31, 2015.

The $11.1 million increase in net income in 2017 compared to 2016 was driven by an $18.0 million decline in provision for loan losses, a $6.9 million increase in net interest revenue and a $12.6 million decline in non-interest expense, partially offset by a $5.8 million decline in non-interest revenue. Additionally, income tax expense increased $20.6 million for 2017 compared to 2016. During 2017, Brand benefited from interest rate increases that resulted in higher net interest margins. The impact of interest rates, however, negatively impacted mortgage-related income during 2017. Also, as a result of the sale of the US Premium Finance business in 2017, personnel costs declined during 2017 compared to 2016. Additionally, the Tax Cuts and Jobs Act of 2017 (the “Tax Act”), enacted on December 22, 2017, resulted in $8.3 million of additional income tax expense in 2017 in conjunction with the revaluation of deferred tax assets.

The primary drivers of the $10.0 million decline in net income in 2016 compared to 2015 were a $15.5 million increase in the provision for loan losses and an $8.1 million charge for other real estate impairment and expenses. Those charges were related to management’s strategy to dispose of certain nonperforming legacy assets. These charges were partially offset by a $6.4 million increase in net interest revenue and a $2.9 million increase in non-interest revenue.

Net interest revenue totaled $84.4 million for the twelve months ended December 31, 2017 as compared to $77.6 million for the same period in 2016, an increase of $6.9 million, or 8.8%. Net interest revenue at December 31, 2015 was $71.2 million. Net interest margin for the twelve months ended December 31, 2017 was 3.87% compared to 3.53% and 3.67% for the same periods in 2016 and 2015, respectively. The increase in net interest revenue during 2017 compared to 2016 was largely due to the increase in yield on loans during 2017. The increase in net interest revenue during 2016 compared to 2015 was largely due to the increase in average loans outstanding during 2016.

Interest expense on borrowings increased $614,000, or 11.3%, as compared to 2016.

On average, Brand’s interest-earning assets decreased $18.8 million during 2017 from 2016; however, the rate earned on these assets increased 35 basis points. The following table presents average balance sheet information for 2017, 2016 and 2015, along with related interest earned and average yields for interest-earning assets and the interest paid and average rates for interest-bearing liabilities (amounts in thousands, except for average rates). The increase in net interest revenue during 2017 compared to 2016 was largely due to the increase in yield on loans during 2017. The increase in net interest revenue during 2016 compared to 2015 was largely due to the increase in average loans outstanding during 2016.

	Average Daily Balances, Interest Income/Expense, Average Yield/Rate For the Years Ended December 31,
	2017			2016			2015
	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
Assets
Interest-earnings assets:
Loans(1)(2)	$1,783,233	$92,651	5.20%	$1,870,414	$87,869	4.70%	$1,665,848	$79,465	4.77%
Mortgage loans held for sale	80,033	3,288	4.11%	87,683	3,284	3.75%	79,163	3,045	3.85%
Securities:
Taxable	206,146	4,672	2.27%	138,120	3,115	2.26%	129,430	3,063	2.37%
Tax-exempt(2)	3,986	63	1.58%	5,426	82	1.51%	6,698	130	1.94%

Total securities	210,132	4,735	2.25%	143,546	3,197	2.23%	136,128	3,193	2.35%
Other interest-earning assets	106,117	1,596	1.50%	96,721	1,081	1.12%	61,809	806	1.30%

Total Earning Assets	2,179,515	102,270	4.69%	2,198,364	95,431	4.34%	1,942,948	86,509	4.45%
Other assets	132,707			135,049			117,779

Total Assets	$2,312,222			$2,333,413			$2,060,727

	Average Daily Balances, Interest Income/Expense, Average Yield/Rate For the Years Ended December 31,
	2017			2016			2015
	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Deposits:
Interest-bearing demand	$831,979	$4,317	0.52%	$724,220	$3,666	0.51%	$639,591	$3,185	0.50%
Savings	23,740	57	0.24%	19,380	46	0.24%	16,331	39	0.24%
Time	704,527	7,397	1.05%	893,008	8,688	0.97%	838,196	7,655	0.91%

Total interest-bearing deposits	1,560,246	11,771	0.75%	1,636,608	12,400	0.76%	1,494,118	10,879	0.73%
Borrowed funds	185,001	6,066	3.28%	169,945	5,452	3.21%	141,957	4,420	3.11%

Total interest-bearing liabilities	1,745,247	17,837	1.02%	1,806,553	17,852	0.99%	1,636,075	15,299	0.94%

Non-interest bearing deposits	357,451			320,675			229,985
Other liabilities	20,759			19,444			20,447
Shareholders’ Equity	188,765			186,741			174,220

Total Liabilities and Shareholders’ Equity	$2,312,222			$2,333,413			$2,060,727

Net interest revenue		$84,433			$77,579			$71,210

Net interest-rate spread			3.67%			3.35%			3.52%
Net Interest Margin			3.87%			3.53%			3.67%

(1)	Nonperforming loans are included in the respective average loan balances.
(2)	Tax equivalent adjustments are not included as such amounts are not material.

The following table shows changes in interest income and expense by category and rate/volume variances for the years ended December 31, 2017, 2016 and 2015. The changes due to rate and volume were allocated on their absolute values (amounts in thousands):

	2017 Compared to 2016			2016 Compared to 2015
	Volume	Rate	Net	Volume	Rate	Net
Interest Income:
Loans	$(4,096)	$8,878	$4,782	$9,758	$(1,354)	$8,404
Mortgage loans held for sale	(287)	291	4	328	(89)	239
Securities:
Taxable	1,534	23	1,557	206	(154)	52
Tax-exempt	(22)	3	(19)	(25)	(23)	(48)
Other interest-earning assets	105	410	515	455	(180)	275

Total interest- earning assets	$(2,766)	$9,605	$6,839	$10,722	$(1,800)	$8,922

Interest expense:
Interest-bearing demand	$545	$106	$651	$421	$60	$481
Savings	10	1	11	7	—	7
Time	(1,834)	543	(1,291)	501	532	1,033
Borrowed funds	483	131	614	871	161	1,032

Total interest-bearing liabilities	(796)	781	(15)	1,800	753	2,553

Change in net interest income	$(1,970)	$8,824	$6,854	$8,922	$(2,553)	$6,369

Provision for Loan Losses. The provision for loan losses is charged to bring the allowance for loan losses to the level deemed appropriate by management after adjusting for recoveries of amounts previously charged off. Loans are charged against the allowance for loan losses when management believes that the uncollectability of a loan balance is confirmed. The allowance for loan losses is maintained at a level deemed adequate to absorb probable losses inherent in the loan portfolio and results from management’s consideration of such factors as the financial condition of borrowers, past and expected loss experience, current economic conditions, and other factors management feels deserve recognition in establishing an appropriate reserve. Provision for loan loss for the twelve months ended December 31, 2017 was $2.0 million, compared to $20.0 million and $4.5 million for the same periods in 2016 and 2015, respectively. The 2016 provision for loan losses was elevated due to management’s strategy to resolve nonperforming assets that resulted in the charge-off of certain legacy construction and land development loans.

Non-Interest Income. Non-interest income for the twelve months ended December 31, 2017 was $42.4 million, compared to $48.2 million for the same period in 2016, a decrease of $5.8 million. The principal driver for the decline was a decline in mortgage-related income due to increasing interest rates. Non-interest income for 2016 increased $2.9 million, or 6.3%, primarily driven by higher service charges and fees on deposits along with gains on sale of loans.

Non-Interest Expense. Non-interest expense for the year ended December 31, 2017 was $92.8 million, compared to $105.4 million for the year ended December 31, 2016, a decrease of $12.6 million. The primary driver of the decline was a $10.0 million decline in salaries and employee benefit expenses as personnel expenses related to the US Premium Finance business were eliminated upon its sale during 2017. Additionally, the decline in other real estate expense was partially offset by a $7.2 million increase in loan servicing expenses associated with the higher loan volume related to consumer finance loan acquisitions during 2017. For 2016, non-interest expense increased $10.6 million, or 11.2%, compared to 2015, primarily driven by the aforementioned higher other real estate expenses. Additionally, higher personnel costs were partially offset by declines in marketing expenses.

Income Taxes. For the twelve months ended December 31, 2017, Brand reported a $20.2 million income tax expense as compared to a $432,000 benefit for 2016. The Tax Act reduced the U.S. federal corporate income tax rate from 35% to 21% effective January 1, 2018. However, Brand recorded $8.3 million of income tax expense for the estimated effects of the Tax Act as a component of the provision for income taxes in 2017, which was primarily due to the remeasurement of the Company’s estimated deferred tax assets to reflect the new federal income tax rate.

Off-Balance Sheet Arrangements

As part of its normal course of business to meet the financing needs of its customers, Brand is at times a party to financial instruments with off-balance sheet credit risk. Such instruments include commitments to extend credit and standby letters of credit.

At December 31, 2017, Brand’s outstanding commitments to extend credit consisted of commitments to extend credit of $291.5 million, mortgage loan commitments of $48.2 million, and financial and performance standby letters of credit of $31.8 million. Brand’s management believes that Brand’s and BrandBank’s combined aggregate liquidity position from all sources is sufficient to meet the funding requirements of loan demand, and deposit maturities and withdrawals in the near term.

At December 31, 2016, Brand’s outstanding commitments to extend credit consisted of commitments to extend credit of $423.8 million, mortgage loan commitments of $56.3 million and financial and performance standby letters of credit of $15.2 million.

Liquidity and Capital Resources

Market and public confidence in Brand’s financial strength and in the strength of financial institutions in general will largely determine Brand’s access to appropriate levels of liquidity. This confidence is significantly dependent on Brand’s ability to maintain sound asset quality and appropriate levels of capital resources. The term “liquidity” refers to Brand’s ability to generate adequate amounts of cash to meet Brand’s needs for funding loan originations, deposit withdrawals, maturities of borrowings and operating expenses. Management measures Brand’s liquidity position by giving consideration to both on and off-balance sheet sources of, and demands for, funds on a daily and weekly basis.

Sources of liquidity include cash and cash equivalents (net of federal requirements to maintain reserves against deposit liabilities), investment securities eligible for pledging to secure borrowings, investments available-for-sale, loan repayments, loan sales, deposits and borrowings from the FHLB secured with pledged loans and securities, and from correspondent banks under overnight federal funds credit lines. During the twelve months ended December 31, 2017, Brand’s primary use of its excess liquidity was to fund growth in the loan portfolio.

Management believes that Brand’s liquidity sources are adequate to meet its operating needs for the next twelve months. Total shareholders’ equity was $192.4 million, or 8.0% of total assets, at December 31, 2017 and $179.5 million, or 7.5% of total assets, at December 31, 2016 and $178.6 million, or 8.0% of total assets, at December 31, 2015. Supplementing customer deposits as a source of funding, Brand has available lines of credit from various correspondent banks to purchase federal funds on a short-term basis of approximately $55.0 million that remain unused at December 31, 2017. As of December 31, 2017, Brand has the credit capacity to borrow up to $291.2 million from the FHLB with $185.0 million outstanding as of December 31, 2017.

Brand had total risk based capital of 12.8%, Tier 1 risk based capital of 10.4%, a leverage ratio of 9.3% and common equity Tier 1 capital of 9.3% at December 31, 2017, as compared to 12.4%, 9.8%, 7.7% and 8.8%, respectively, at December 31, 2016, and 12.5%, 9.7%, 8.4% and 8.9%, respectively, at December 31, 2015. BrandBank had total risk based capital of 12.2%, Tier 1 risk based capital of 11.3%, a leverage ratio of 10.0% and common equity Tier 1 capital of 11.3% at December 31, 2017, as compared to 12.1%, 11.1%, 8.7% and 11.1%, respectively, at December 31, 2016 and 12.0%, 10.9%, 9.4% and 10.9%, respectively, at December 31, 2015. At December 31, 2017, BrandBank was well capitalized.

In June 2014, Brand sold $30.0 million in subordinated notes (the “Notes”). The Notes bear an interest rate of 8.5% with interest-only payments due quarterly and the principal due at maturity on June 27, 2024. The proceeds received by Brand from the sale of the Notes were used for general purposes, primarily to provide capital to BrandBank. Brand has the right to redeem the Notes, in whole or part, on or after June 27, 2019.

In December 2004, $10.0 million of guaranteed preferred beneficial interests were placed through a trust (“Brand Trust I”). All of the common securities of Brand Trust I are owned by Brand. Brand Trust I has invested the net proceeds from the sale of the common securities and the trust preferred securities (the “Brand Trust I Preferred Securities”) in $10.3 million of junior subordinated debentures (the “Brand Trust I Debentures”) issued by Brand. The Brand Trust I Debentures pay a floating rate equal to three-month LIBOR plus 205 basis points. The Brand Trust I Preferred Securities are mandatorily redeemable upon maturity of the Brand Trust I Debentures on March 31, 2035, or upon earlier redemption as provided in the indenture. Brand has had the right to redeem the Brand Trust I Debentures, in whole or in part, since March 31, 2010.

In November 2007, $5.0 million of guaranteed preferred beneficial interests were placed through a trust (“Brand Trust II”). All of the common securities of Brand Trust II are owned by Brand. Brand Trust II has invested the net proceeds from the sale of the common securities and the trust preferred securities (the “Brand Trust II Preferred Securities”) in $5.2 million of junior subordinated debentures (the “Brand Trust II Debentures”) issued by Brand. The Brand Trust II Debentures pay a floating rate equal to three-month LIBOR plus 300 basis points. The Brand Trust II Preferred Securities are mandatorily redeemable upon maturity of the Brand Trust II Debentures on December 15, 2037, or upon earlier redemption as provided in the indenture. Brand has had the right to redeem the Brand Trust II Debentures, in whole or in part, since December 15, 2012.

In March 2008, $5.0 million of guaranteed preferred beneficial interests were placed through a trust (“Brand Trust III”). All of the common securities of Brand Trust III are owned by Brand. Brand Trust III has invested the net proceeds from the sale of the common securities and the trust preferred securities (the “Brand Trust III Preferred Securities”) in $5.2 million of junior subordinated debentures (the “Brand Trust III Debentures”) issued by Brand. The Brand Trust III Debentures pay a floating rate equal to three-month LIBOR plus 300 basis points. The Brand Trust III Preferred Securities are mandatorily redeemable upon maturity of the Brand Trust III Debentures on March 15, 2038, or upon earlier redemption as provided in the indenture. Brand has had the right to redeem the Brand Trust III Debentures, in whole or in part, since March 15, 2013.

In June 2008, $3.0 million of guaranteed preferred beneficial interests were placed through a trust (“Brand Trust IV”). All of the common securities of Brand Trust IV are owned by Brand. Brand Trust IV has invested the net proceeds from the sale of the common securities and the trust preferred securities (the “Brand Trust IV Preferred Securities”) in $3.1 million of junior subordinated debentures (the “Brand Trust IV Debentures”) issued by Brand. The Brand Trust IV Debentures pay a floating rate equal to three-month LIBOR plus 375 basis points. The Brand Trust IV Preferred Securities are mandatorily redeemable upon maturity of the Brand Trust IV Debentures on September 15, 2038, or upon earlier redemption as provided in the indenture. Brand has had the right to redeem the Brand Trust IV Debentures, in whole or in part, since September 15, 2013.

Brand Trust I, Brand Trust II, Brand Trust III and Brand Trust IV are not included in Brand’s consolidated financial statements.

Payment of Dividends

Brand is a legal entity separate and distinct from BrandBank. Most of the revenue of Brand results from dividends paid to it by BrandBank. There are statutory and regulatory requirements applicable to the payment of dividends by BrandBank, as well as by Brand to its shareholders.

Under the regulations of the Georgia Department of Banking and Finance (the “DBF”), a state bank with an accumulated deficit (negative retained earnings) may declare dividends (reduction in capital) by first obtaining the written permission of the DBF. If a state bank has positive retained earnings, it may declare a dividend without DBF approval if it meets all the following requirements:

(a)	total classified assets as of the most recent examination of the bank do not exceed 80% of equity capital (as defined by regulation);

(b)	the aggregate amount of dividends declared or anticipated to be declared in the calendar year does not exceed 50% of the net profits after taxes but before dividends for the previous calendar year; and

(c)	the ratio of equity capital to adjusted assets is not less than 6%.

The payment of dividends by Brand and BrandBank may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

Contractual Obligations and Other Commitments

The following table shows Brand’s contractual obligations and other commitments as of December 31, 2017.

		Maturity By Years
	Total	1 or Less	1 to 3	3 to 5	Over 5
Contractual Cash Obligations
FHLB Advances	$185,000	$105,000	—	$80,000	—
Long-term debt	53,713	—	—	—	53,713
Operating leases	16,277	3,198	5,873	4,530	2,676

Total contractual cash obligations	$254,990	$108,198	$5,873	$84,530	$56,389

Other Commitments
Commitments to extend credit	$291,506	$169,918	$58,653	$13,992	$48,943
Commercial letters of credit	31,800	29,385	1,798	—	617

Total other commitments	$323,306	$199,303	$60,451	$13,992	$49,560

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2018 and 2017

Financial Condition at March 31, 2018 and December 31, 2017

Brand’s total assets increased $22.5 million, or .94%, from $2.40 billion at December 31, 2017 to $2.42 billion at March 31, 2018. Outstanding gross loans increased to $1.88 billion at March 31, 2018 compared to $1.87 billion at December 31, 2017, an increase of $18.0 million, or .96%. Investment securities decreased $12.3 million, or 5.2%, during the three-month period ended March 31, 2018, from $235.9 million at December 31, 2017 to $223.6 million at March 31, 2018.

Total liabilities were $2.23 billion at March 31, 2018, an increase of $23.0 million, or 1.0%, from $2.21 billion at December 31, 2017. Total deposits increased $9.1 million, or .47%, during the three-month period ended March 31, 2018, from $1.91 billion at December 31, 2017, to $1.92 billion at March 31, 2018. Noninterest-bearing deposits increased by $19.6 million, or 5.3%, for the three-month period ended March 31, 2018, totaling $389.6 million compared to $369.9 million as of December 31, 2017. Federal Home Loan Bank advances were $200.0 million at March 31, 2018 compared to $185.0 million at December 31, 2017, an increase of $15.0 million, or 8.1%, due to the execution of an additional advance during the first quarter of 2018. Total shareholders’ equity decreased $420,000, or .21%, from $192.4 million at December 31, 2017, to $191.9 million at March 31, 2018.

Results of Operations for the Three Months Ended March 31, 2018 and 2017

Net Income. Net income for the three months ended March 31, 2018 was $5.9 million compared to $3.5 million for the same period in 2017, an increase of $2.4 million, or 69.0%.

Net Interest Income. Net interest income totaled $24.7 million for the three months ended March 31, 2018 as compared to $19.4 million for the same period in 2017, an increase of $5.3 million, or 27.1%. Interest income totaled $29.7 million for the three months ended March 31, 2018 compared to $23.8 million for the same period in 2017, an increase of $5.9 million, or 25%. This increase was largely due to an increase in average balances outstanding and the impact of higher benchmark interest rates. Interest expense increased $689,000 from $4.4 million to $5.1 million, or 15.7%, for the three months ended March 31, 2018 compared to the same period in 2017. Net interest margin improved 83 basis points to 4.36% for the quarter ended March 31, 2018, compared to 3.53% for the same period ended March 31, 2017, driven by the higher interest rate environment.

Provision for Loan Losses. During the three months ended March 31, 2018 and March 31, 2017, provision for the allowance for loan losses remained flat at $500,000.

Non-Interest Income. Non-interest income totaled $8.5 million for the three months ended March 31, 2018 compared to $10.4 million for the same period in 2017, a decrease of $1.8 million, or 17.8%. The decrease was primarily due to a decline in mortgage origination and related fees.

Non-Interest Expense. Non-interest expense increased $1.0 million to $25.0 million for the quarter ended March 31, 2018, compared to $24.0 million for the quarter ended March 31, 2017. The increase was primarily driven by losses on other real estate of $1.2 million in the first quarter of 2018.

Income Taxes. Brand’s income tax expense of $1.9 million was relatively flat for the three months ended March 31, 2018 compared to the same period in 2017. Higher taxable income in 2018 was essentially offset by a lower tax rate in 2018 as a result of the lower corporate tax rates effected upon the enactment of the Tax Act.

Asset Quality. Asset quality measures have continued to trend positively primarily driven by a reduction in nonaccrual loans held for investment which was partially offset by a related increase in other real estate. The increase in loans past due 90 days or more was primarily related to two borrower relationships. These exposures were in process of collection and partially supported with specific credit enhancements. As of March 31, 2018, nonperforming assets declined $10.2 million, or 17.0%, when compared to December 31, 2017.

The following table describes Brand’s nonperforming asset portfolio by loan class as of March 31, 2018 and December 31, 2017 (amounts in thousands, except ratios).

	March 31, 2018	December 31, 2017
Nonaccrual loans held for investment:
Construction and land development	$—	$12,756
Single-family residential	1,519	1,671
Commercial	8,583	9,233
Multifamily and farmland	—	—
Commercial (not secured by real estate)	2,563	6,365
Consumer (not secured by real estate)	304	301
All other	—	—

Total nonaccrual loans held for investment	$12,969	$30,326

Past due 90 days or more and still accruing:
Construction and land development	$—	$—
Single-family residential	—	—
Commercial (not secured by real estate)	5,640	—

Total past due 90 days and still accruing	$5,640	$—

Nonaccrual loans held for sale	21,725	21,763

Other real estate owned	15,182	7,992
Total nonperforming assets	$49,876	$60,081

Nonaccruing loans to gross loans, excluding loans held for sale	.69%	1.62%
Nonperforming assets to total assets	2.06%	2.50%
Allowance coverage of nonaccruing loans	139.93%	60.29%

Nonaccrual Loans. Nonaccrual loans held for investment as a percentage of gross loans for the periods ended March 31, 2018 and December 31, 2017 was 0.69% and 1.62%, respectively. At March 31, 2018, nonaccrual loans held for investment were $13.0 million compared to $30.3 million at December 31, 2017. The decrease in nonaccrual loans during 2018 was due to foreclosure on a large nonaccrual loan.

Other Real Estate Owned. At March 31, 2018, other real estate owned was $15.2 million compared to $8.0 million as of December 31, 2017.

Troubled Debt Restructurings. As of March 31, 2018, and December 31, 2017, there were 18 and 13 restructured loans in accrual status, respectively. Regardless of whether any individual TDR is performing, all TDRs are considered to be impaired and are evaluated as such in the allowance for loan losses calculation. As of March 31, 2018, the recorded investment in performing TDRs and their related allowance for loan losses totaled $4.0 million and $17,000, respectively. Outstanding nonperforming TDRs totaled $708,000 with $13,000 in specific reserves as of March 31, 2018.

The following table presents performing and nonperforming TDRs at March 31, 2018 and December 31, 2017 (amounts in thousands).

	March 31, 2018	December 31, 2017
Performing TDRs:
Construction and land development	$4	$5
Single-family residential	619	619
Commercial	402	401
Multifamily and farmland	2,935	2,935
Commercial (not secured by real estate)	43	43
Consumer (not secured by real estate)	17	18

Total performing TDRs	$4,020	$4,021

Nonperforming TDRs:
Construction and land development	$—	$12,756
Single-family residential	586	585
Commercial	122	466
Multifamily and farmland	—	—
Commercial (not secured by real estate)	—	—
Consumer (not secured by real estate)	—	—

Total nonperforming TDRs	$708	$13,807

The following table summarizes Brand’s loan loss experience by class for the three months ended March 31, 2018 and 2017 (amounts in thousands, except ratios).

	Three Months Ended March 31,
	2018	2017
Balance at beginning of period	$18,284	$19,992
Charge-offs:
Commercial and industrial	504	287
Commercial construction and land development	—	—
Commercial real estate	—	—
Residential mortgage	—	132
Consumer	2,454	909

Total charge-offs	2,958	1,328

	Three Months Ended March 31,
	2018	2017
Recoveries:
Commercial and industrial	146	55
Commercial construction and land development	—	16
Commercial real estate	17	1
Residential construction	—	—
Residential mortgage	49	77
Consumer	2,108	639
Other	1	—

Total recoveries	2,321	788

Net recoveries (charge-offs)	(637)	(540)

Provision for loan losses	500	500

Balance at end of period	$18,147	$19,952

Ratio of net charge-offs to average gross loans(1)	.14%	.13%

(1)	Annualized.

The allowance for loan losses at March 31, 2018 was $18.1 million, which represents .96% of total loans, compared to $20.0 million, or 1.15% of total loans, as of March 31, 2017. The decrease in the allowance is due largely to improved asset quality. Higher net charge-offs in the first quarter of 2018 related to commercial and consumer loans (partially offset by higher net residential mortgage recoveries) were the primary driver of the $97,000 increase in net charge-offs compared to the same period in 2017. As of March 31, 2018, approximately 60% of the loan portfolio had real estate as a primary component of collateral.

The following table summarizes Brand’s allowance for loan losses by category and percentage of loans within each category at March 31, 2018, and December 31, 2017 (amounts in thousands).

	March 31, 2018		December 31, 2017
	Amount	% of loans in each category	Amount	% of loans in each category
Construction and land development	$5,812	11%	$6,410	12%
Single-family residential	1,500	13%	1,311	14%
Commercial real estate	2,696	32%	2,167	31%
Multifamily and farmland	194	2%	192	2%
Commercial loans – not secured by real estate	4,815	19%	2,313	19%
Consumer	1,851	23%	3,620	22%
Other	1,279	<1%	2,271	<1%

Total	$18,147	100%	$18,284	100%

Liquidity and Capital Resources

As of March 31, 2018, management believed that Brand’s liquidity sources were adequate to meet its operating needs for the next twelve months. Total shareholders’ equity was $191.9 million, or 7.9% of total assets, at March 31, 2018 and $192.4 million, or 8.0% of total assets, at December 31, 2017. Supplementing customer deposits as a source of funding, Brand has available lines of credit from various correspondent banks to purchase federal funds on a short-term basis of approximately $55.0 million that remained unused at March 31, 2018. As of March 31, 2018, Brand has the credit capacity to borrow up to $289.8 million from the FHLB with $200.0 million outstanding.

Brand had total risk based capital of 12.8%, Tier 1 risk based capital of 10.5%, a leverage ratio of 9.1%, and common equity Tier 1 capital of 9.3% at March 31, 2018, as compared to 12.2%, 10.0%, 11.3%, and 11.3%, respectively, at December 31, 2017. BrandBank had total risk based capital of 12.4%, Tier 1 risk based capital of 11.5%, a leverage ratio of 10.0%, and common equity Tier 1 capital of 11.5% at March 31, 2018, as compared to 12.2%, 11.3%, 10.0% and 11.3%, respectively, at December 31, 2017. At March 31, 2017 BrandBank was well capitalized.

Market Risk

Market risk can arise from changes in interest rates, exchange rates, commodity prices, equity prices and credit risk. Brand does not engage in any trading of financial instruments and does not have any exposure to currency exchange rates or price changes for commodities or equities.

Interest Rate Risk

Interest rate risk is the exposure of a bank’s financial condition, both earnings and the market value of assets and liabilities, to adverse movements in interest rates. Interest rate risk results from the following types of risk that banks often assume as part of their routine operations:

•	Repricing Risk—differences in the maturity or timing of coupon adjustments of bank assets, liabilities and off-balance-sheet instruments;

•	Yield Curve Risk—changes in the slope of the yield curve over time;

•	Basis Risk—from imperfect correlation in the adjustment of rates earned and paid on different instruments with otherwise similar characteristics (e.g. three-month Treasury bill versus three-month LIBOR); and

•	Option Risk—from interest-rate-related options embedded in bank products (e.g. loan prepayments, callable investment securities, early withdrawal of time deposits, etc.).

The potential impact of interest rate risk is significant because of the liquidity and capital adequacy consequences that reduced earnings or losses could imply. Interest rate risks are a routine part of bank operations and will from time to time impact profits and capital position. The objective of interest rate risk management is to manage exposure of net interest income to risks associated with interest rate movements in the market and to achieve consistent growth in net interest income.

One method that Brand management uses to measure interest rate risk is to measure Brand’s interest rate sensitivity by preparing a rate sensitive balance sheet, or gap analysis. Traditional gap analysis, although not a complete view of these risks, provides a fair representation of Brand’s current interest rate risk exposure. Traditional gap analysis calculates the dollar amount of mismatches between assets and liabilities, at certain time periods, whose interest rates are subject to repricing at their contractual maturity date or repricing date. Even with perfectly matched repricing of assets and liabilities, risks remain in the form of prepayment of assets and timing lags in adjusting certain assets and liabilities that have varying sensitivities to market interest rates and basis risk. Brand actively monitors its short term gap (to one year) to keep it to a level that is not material. At December 31, 2017, BrandBank had a negative cumulative gap of $220.5 million, or 9.5% of total assets, through the one-year period.

Credit Risk

Credit risk arises from Brand’s lending activities. For a discussion of Brand’s credit risk management, please refer to the discussion in the “Allowance for Loan Losses and Summary of Loan Loss Experience” section under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Years Ended December 31, 2017, 2016 and 2015—Financial Condition at December 31, 2017, 2016 and 2015, Asset Quality” in this Management’s Discussion and Analysis of Financial Condition and Results of Operations of Brand.

Interest Rate Risk Management

Interest rate sensitivity may change significantly over time. However, management believes its monitoring of interest rate risk provides a reasonable method to control the exposure of Brand’s net interest income to changes in the general level of interest rates.

As of March 31, 2018, and as indicated in the table below, BrandBank is in an asset sensitive position as measured by the expected change in the net interest margin given the following basis point change in interest rates over the one and two-year periods commencing April 1, 2018.

Immediate change in interest rates	Projected Net Income	Estimated Net Interest Margin in 1 year	Estimated Net Interest Margin in 2 years
	(Dollars in Thousands)
-100	$23,043	3.74%	3.71%
No Change	$25,906	3.91%	3.91%
+100	$27,207	3.98%	4.01%
+200	$27,964	4.02%	4.07%
+300	$28,747	4.07%	4.13%

BrandBank has non-customer derivative financial instruments used for the management of risk associated with interest rate locks on mortgage loans commitments and the inventory of residential mortgages held for sale. Brand is generally not exposed to significant losses, nor will it realize significant gains, related to its derivative instruments.

BENEFICIAL OWNERSHIP OF BRAND COMMON STOCK

BY MANAGEMENT AND PRINCIPAL SHAREHOLDERS OF BRAND

The following table sets forth the beneficial ownership of Brand common stock as of June 20, 2018 by (1) each director and executive officer of Brand, (2) all Brand directors and executive officers collectively and (3) any person or group (as that term is used in Section 13(d)(3) of the Exchange Act) who is known by Brand to own beneficially more than 5% of its common stock.

Beneficial ownership has been determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares. The percentage of beneficial ownership is calculated in relation to the shares of Brand common stock that were issued and outstanding as of June 20, 2018. Under the SEC’s rules, shares of common stock issuable upon the exercise of options or warrants currently exercisable or exercisable within 60 days after June 20, 2018, are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other persons.

Unless otherwise indicated, to Brand’s knowledge, the persons or entities identified in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Name(1)	Amount and Nature of Beneficial Ownership(2)	Percentage of Outstanding Shares
Sarah R. Borders	—	—
Michael J. Coles(3)	2,804.6267	*
Connie L. Engel	57.7500	*
J. Littleton Glover Jr.	453.8685	*
J.T. King	—	—
James R. Lientz Jr.	63.9997	*
Bartow Morgan Jr.(4)	24,938.7960	8.508%
Sunny K. Park(5)	779.4887	*
Kent Sorrells(6)	1739.112	*
Keith Taylor(7)	15,945.0000	5.440%
R. Lee Tucker Jr.(8)	1,036.7423	*
Robert L. Cochran	1,390.0000	*
Richard A. Fairey(9)	2,146.6000	*
All directors and officers as a group (13 persons)	52,732.5839	17.522%

Name and Address >5% Shareholders	Number of Shares	Percentage of Outstanding Shares
ESC 2016 Trust	35,499.3220	12.111%
100 Morgan Keegan Dr., Suite 500 Little Rock, Arkansas 72202
WRS 2016 Trust	35,499.3220	12.111%
100 Morgan Keegan Dr., Suite 500 Little Rock, Arkansas 72202
Nonami Investments, LLC	32,222.1500	10.993%
3445 Peachtree Road, NE, Suite 175 Atlanta, Georgia 30326
Cynosure Brand Group, LLC	15,945.0000	5.440%
79 South Main Street, 3rd Floor Salt Lake City, Utah 84111

Name and Address >5% Shareholders	Number of Shares	Percentage of Outstanding Shares
Georgia F.I. Fund, LP	15,944.9186	5.440%
4740 South Atlanta Road, Suite 100 Atlanta, Georgia 30339
Patricia Maclaurin Morgan Farrior	15,268.4537	5.209%
42 La Doga Avenue Tampa, Florida 33606

*	Less than 1% of the outstanding common stock, based on 293,106.3436 shares of Brand common stock issued and outstanding as of June 20, 2018 plus, as to each director or executive officer, the number of shares of Brand common stock that he or she has the right to acquire within 60 days of June 20, 2018.
(1)	Unless otherwise noted, each beneficial owner has the same address as Brand.
(2)	“Beneficial ownership” includes shares for which an individual or entity, directly or indirectly, has or shares voting or investment power over the shares listed opposite their names unless otherwise indicated in the notes below. Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 of the Exchange Act. The ownership percentages are based upon 293,106.3436 shares outstanding, except for certain parties who hold presently exercisable stock options to purchase shares. The ownership percentage for each party holding presently exercisable stock options is based upon the sum of 293,106.3436 shares outstanding plus the number of shares held by such party subject to presently exercisable stock options, as indicated in the following notes.
(3)	Includes (a) 2,571.6267 shares owned individually and (b) 233 shares underlying currently exercisable options to purchase Brand common stock.
(4)	Includes (a) 9,886.79 shares owned individually, (b) 1,745.3 shares held in the Brand Deferred Compensation Plan, (c) 526.1 shares held under the Brand Stock Incentive Plan, (d) 5,357.8557 shares held by BI Capital, LLC, (e) 6,378.1693 shares held by BPIC Capital, LLC, and (f) 1,044.5810 shares held by BPTC Capital, LLC.
(5)	Includes (a) 546.4887 shares owned individually and (b) 233 shares underlying currently exercisable options to purchase Brand common stock.
(6)	Represents 1,739.112 shares held by Sorrells Joint Revocable Trust.
(7)	Represents 15,945.0000 shares held by Cynosure Brand Group, LLC.
(8)	Includes (a) 803.7423 shares owned individually and (b) 233 shares underlying currently exercisable options to purchase Brand common stock.
(9)	Includes (a) 521 shares owned individually and (b) 1,625.6000 shares underlying currently exercisable options to purchase Brand common stock.

EXPERTS

The consolidated financial statements of Renasant as of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2017 have been incorporated by reference into this proxy statement/prospectus from Renasant’s Annual Report on Form 10-K for the year ended December 31, 2017 in reliance upon the reports of HORNE LLP, independent registered public accountants, as stated in their reports, which are incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Brand as of December 31, 2017, 2016 and 2015, and for each of the years then ended, have been audited by Porter Keadle Moore, LLC, independent auditors, as stated in their reports included in this proxy statement/prospectus. Such consolidated financial statements are included in this proxy statement/prospectus in reliance upon such reports given on the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the Renasant common stock to be issued in connection with the merger will be passed upon for Renasant by Phelps Dunbar LLP, New Orleans, Louisiana, Renasant’s outside legal counsel. Certain U.S. federal income tax consequences of the merger will be passed upon for Renasant by Phelps Dunbar LLP and for Brand by Troutman Sanders LLP. Members of Troutman Sanders LLP own shares of Brand common stock representing in the aggregate less than 1% of the total number of shares of Brand’s common stock outstanding. Phelps Dunbar LLP also provides legal advice to Renasant on a regular basis.

WHERE YOU CAN FIND MORE INFORMATION

Renasant has filed with the SEC a registration statement on Form S-4 that registers the distribution of the shares of Renasant common stock to Brand shareholders in connection with the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Renasant and a proxy statement of Brand for the special meeting.

Renasant files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this registration statement and any reports, statements or other information that Renasant files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Renasant’s SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. Reports, proxy statements and other information that Renasant files with the SEC are also found on its website, www.renasant.com, under the link “Investor Relations.”

The SEC’s rules allow Renasant to “incorporate by reference” the information it files with the SEC, which means that Renasant can disclose important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, and later information that Renasant files with the SEC will automatically update and supersede this information. In all cases, you should rely on the later information incorporated by reference over different information included in this proxy statement/prospectus.

Renasant incorporates by reference into this proxy statement/prospectus the documents listed below and any future filings Renasant makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the completion of the merger (other than any information contained in such filings that is deemed “furnished” to, or is otherwise not deemed “filed” with, the SEC in accordance with SEC rules, including, but not limited to, Renasant’s compensation committee report and performance graph and information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K including related exhibits):

Renasant SEC Filings (File No. 001-13253)

1.	Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 28, 2018;

2.	Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 filed with the SEC on May 9, 2018;

3.	Current Reports on Form 8-K filed with the SEC on March 29, 2018, March 30, 2018, April 27, 2018 and May 21, 2018; and

4.	The description of Renasant’s common stock contained in Renasant’s Registration Statement on Form 8-A/A (Amendment No. 1) filed with the SEC on April 19, 2007 (amending and restating in its entirety the description of Renasant’s common stock set forth in Item 1 of Renasant’s Form 8-A filed with the SEC on April 28, 2005).

You may request documents incorporated by reference into this proxy statement/prospectus from Renasant, at no cost, by writing or telephoning Renasant at the following address and telephone number:

Renasant Corporation

209 Troy Street

Tupelo, Mississippi 38804-4827

Attn: Kevin D. Chapman

Tel: (662) 680-1450

Brand shareholders requesting documents should do so by July 19, 2018, in order to receive them before the special meeting. If you request any incorporated documents from Renasant, Renasant will mail them to you by first class mail, or another equally prompt means, after it receives your request.

Other than any documents expressly incorporated by reference, the information on the websites of Renasant or Brand, or any subsidiary of Renasant or Brand, or on the SEC’s website, is not part of this proxy statement/prospectus. You should not rely on that information in deciding how to vote.

Neither Renasant nor Brand has authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date hereof unless the information specifically indicates that another date applies.

The representations, warranties and covenants by Renasant, Renasant Bank, Brand and BrandBank described in this proxy statement/prospectus and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates. These representations, warranties and covenants may be subject to qualifications and limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties instead of establishing these matters as facts; may be limited to the knowledge of specified officers of Renasant or Brand; and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors.

In reviewing the representations, warranties and covenants contained in the merger agreement or any descriptions thereof in this proxy statement/prospectus, it is important to bear in mind that such representations, warranties and covenants or any descriptions were not intended by Renasant or Brand to be characterizations of the actual state of facts or condition of Renasant, Brand or any of their respective subsidiaries or affiliates. Such representations and warranties are not intended to amend, supplement or supersede any statement contained in any reports or documents filed by Renasant with the SEC. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in Renasant’s public disclosures. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and should instead be read in conjunction with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information presents how the combined financial statements of Renasant and Brand may have appeared had their businesses actually been combined at the dates presented. This information is based on the separate historical financial statements of Renasant and Brand after giving effect to the announced merger with Brand and the issuance of Renasant common stock and cash payments in connection therewith, Renasant’s acquisition of Metropolitan (which was completed on July 1, 2017), as well as the assumptions and adjustments described in the explanatory notes accompanying the unaudited pro forma condensed combined financial statements. Under the terms of the merger agreement between Renasant and Brand, Brand will merge with and into Renasant, with Renasant the surviving corporation. Upon completion of the merger, each share of Brand common stock will be converted into the right to receive 32.87 shares of Renasant common stock and $77.50 in cash, less the Special Assets adjustment. See “The Merger Agreement—Downward Adjustment to the Merger Consideration and the Cash Out Amount.” For purposes of preparing this unaudited pro forma condensed combined financial information, Renasant has assumed that (1) the Special Assets will be resolved consistent with the assumed Special Assets adjustment, such that the exchange ratio will be 31.78, the cash consideration will be $74.72 and the cash out amount will be $1,521 and (2) each of the Morgan 280G proposal and the Cochran/Fairey 280G proposal will be approved such that Section 280G is inapplicable to the payments covered by such proposals.

The unaudited pro forma condensed combined balance sheet information gives effect to the merger with Brand as if it occurred on March 31, 2018. The unaudited pro forma condensed combined income statement information for the three months ended March 31, 2018 and for the year ended December 31, 2017 gives effect to the merger with Brand and the merger with Metropolitan as if they had been completed on January 1, 2017. The historical consolidated financial information has been adjusted to reflect factually supportable items that are directly attributable to the Brand merger or the Metropolitan merger and, with respect to the income statements only, expected to have a continuing impact on the consolidated company’s results of operations.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting for business combinations under generally accepted accounting principles in the United States, with Renasant treated as the acquiror. Renasant has not had sufficient time to completely evaluate the significant identifiable long-lived tangible and identifiable intangible assets of Brand. Accordingly, the unaudited pro forma adjustments, including the allocations of the purchase price, are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information.

A final determination of the acquisition consideration and fair values of Brand’s assets and liabilities, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of Brand that exist as of the date of completion of the transaction. Consequently, amounts preliminarily allocated to goodwill and identifiable intangibles could change significantly from those allocations used in the unaudited pro forma condensed combined financial statements presented below and could result in a material change in amortization of acquired intangible assets. In addition, Renasant is still finalizing its determination of the fair values of the assets and liabilities of Metropolitan.

In connection with the plan to integrate the operations of Renasant and Brand following the completion of the merger, Renasant anticipates that nonrecurring charges, such as costs associated with systems implementation, severance and other costs related to exit or disposal activities, could be incurred. Renasant is not currently able to determine the timing, nature and amount of these charges, but the operations of the combined company after the merger could be affected by these charges. The unaudited pro forma condensed combined financial statements do not include the effects of the costs associated with any restructuring or integration activities resulting from the transaction, as they would be nonrecurring in nature and not factually supportable at the time that the unaudited pro forma condensed combined financial statements have been prepared. In addition, the unaudited pro forma adjustments do not reflect any nonrecurring or unusual restructuring charges that may be incurred as a result of the integration of the two companies or any anticipated disposition of assets that may result from such integration. Transaction-related expenses estimated at approximately $33.5 million are not included in the unaudited pro forma condensed combined income statements.

As explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma condensed combined financial statements as a result of, among other factors:

•	changes in the trading price for Renasant’s common stock;

•	net cash used or generated in Brand’s operations between the signing of the merger agreement and completion of the merger;

•	the timing of the completion of the merger;

•	other changes in Brand’s net assets that occur prior to completion of the merger (including, without limitation, the ultimate resolution of all of the Special Assets and the sale or dissolution of Brand Mortgage); and

•	changes in the financial results of the combined company, which could change the future discounted cash flow projections.

In addition to the above factors that might affect the combined companies’ results of operations, this information does not consider or account for any potential impacts of current market conditions on revenues, expense efficiencies, asset dispositions and share repurchases, among other factors.

Accordingly, the unaudited pro forma condensed combined financial information is presented for illustrative purposes only, and it does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies (including Metropolitan) been combined during this period. The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with the consolidated financial statements and the related notes of both Renasant and Brand as of and for the year ended December 31, 2017 and as of and for the quarter ended March 31, 2018, which are incorporated by reference into, or accompany, this proxy statement/prospectus. See “Where You Can Find More Information” on page 136 hereto and Annex D, Annex E, Annex F and Annex G.

Renasant Corporation and Subsidiaries

Unaudited Pro Forma Condensed Combined Balance Sheet

(In thousands)

	As of March 31, 2018
			Related Transaction Adjustments
	Renasant Corporation	Brand Group Holdings, Inc.	Brand Mortgage	Brand Special Assets	Brand Group Holdings, Inc.	Purchase Accounting Adjustments		Pro Forma Company
	(as reported)	(as reported)	(see Note 1)	(see Note 1)	(adjusted)	(see Note 1)		(combined)
Assets
Cash and due from banks	$250,978	$106,714	$(5,836)	$48,225	$149,103	$(39,436	)(a)	$360,645
Securities	948,365	224,361	—	—	224,361	(3,986	)(b)	1,168,740
Loans held for sale	204,472	87,901	(66,177)	—	21,724	—		226,196
Loans, net of unearned income	7,698,070	1,884,636	23,496	(33,043)	1,875,089	(21,209	)(c)	9,551,950
Allowance for loan losses	(46,401)	(18,147)	—	—	(18,147)	18,147	(d)	(46,401)

Net loans	7,651,669	1,866,489	23,496	(33,043)	1,856,942	(3,062)		9,505,549
Premises and equipment	184,209	20,078	(3,184)	—	16,894	—		201,103
Other real estate owned	14,555	15,182	—	(15,182)	—	—		14,555
Goodwill	611,046	—	—	—	—	306,762	(e)	917,808
Core deposit intangibles	22,859	—	—	—	—	25,018	(f)	47,877
Bank-owned life insurance	176,978	44,976	—	—	44,976	—		221,954
Net deferred tax assets	30,752	16,819	501	—	17,320	(3,570	)(g)	44,502
Other assets	142,430	41,054	4,681	—	45,735	(2,150	)(h)	186,015

Total assets	$10,238,313	$2,423,574	$(46,519)	$—	$2,377,055	$279,576		$12,894,944

Liabilities and shareholders’ equity
Liabilities
Non-interest bearing	$1,861,136	$389,635	$—	$—	$389,635	$—		$2,250,771
Interest bearing	6,496,633	1,528,194	—	—	1,528,194	—		8,024,827

Total deposits	8,357,769	1,917,829	—	—	1,917,829	—		10,275,598
Trust preferred securities	86,018	23,713	—	—	23,713	(2,169	)(i)	107,562
Subordinated debt	114,059	30,000	—	—	30,000	2,012	(j)	146,071
Other borrowings	65,114	241,432	(41,432)	—	200,000	14	(k)	265,128
Other liabilities	82,588	18,668	(5,087)	—	13,581	16,750	(l)	112,919

Total liabilities	8,705,548	2,231,642	(46,519)	—	2,185,123	16,607		10,907,278
Shareholders’ Equity
Common	249,951	3	—	—	3	47,284	(m)	297,238
Surplus	896,881	176,480	—	—	176,480	231,134	(n)	1,304,495
Retained earnings	421,725	23,124	—	—	23,124	(23,124	)(n)	421,725
Treasury stock, at cost	(18,296)	(4,256)	—	—	(4,256)	4,256	(n)	(18,296)
Accumulated other comprehensive income	(17,496)	(3,419)	—	—	(3,419)	3,419	(n)	(17,496)

Total shareholders’ equity	1,532,765	191,932	—	—	191,932	262,969		1,987,666

Total liabilities and shareholders’ equity	$10,238,313	$2,423,574	$(46,519)	$—	$2,377,055	$279,576		$12,894,944

Certain historical amounts for Brand have been reclassified to ensure consistency and comparability of pro forma amounts. The reclassifications had no impact on total assets, total liabilities or total shareholders’ equity.

Renasant Corporation and Subsidiaries

Unaudited Pro Forma Condensed Combined Income Statements

(In thousands, except per share and share data)

	Three months ended March 31, 2018
			Related Transaction Adjustments
	Renasant Corporation	Brand Group Holdings, Inc.	Brand Mortgage	Brand Group Holdings, Inc.	Purchase Accounting Adjustments		Pro Forma Company
	(as reported)	(as reported)	(see Note 1)	(adjusted)	(see Note 1)		(combined)
Interest income
Loans	$94,118	$24,313	$(411)	$23,902	$471	(a)	$118,491
Taxable Securities	3,994	1,325	—	1,325	307	(b)	5,626
Tax-exempt Securities	1,685	12	—	12	—		1,697
Other	583	368	—	368	—		951

Total interest income	100,380	26,018	(411)	25,607	778		126,765
Interest expense
Deposits	8,059	3,043	—	3,043	—		11,102
Borrowings	3,081	2,035	(306)	1,729	(56	)(c)	4,754

Total interest expense	11,140	5,078	(306)	4,772	(56)		15,856

Net interest income	89,240	20,940	(105)	20,835	834		110,909

Provision for loan losses	1,750	500	—	500	—		2,250

Net interest income after provision for loan losses	87,490	20,440	(105)	20,335	834		108,659

Noninterest income
Service charges on deposit accounts	8,473	1,025	—	1,025	—		9,498
Fees and commissions	5,685	108	—	108	—		5,793
Insurance commissions	2,005	—	—	—	—		2,005
Wealth management revenue	3,262	28	—	28	—		3,290
Mortgage banking income	10,960	6,773	(6,773)	—	—		10,960
Net gain on sales of securities	—	—	—	—	—		—
BOLI income	945	389	—	389	—		1,334
Other	2,623	221	(21)	200	—		2,823

Total noninterest income	33,953	8,544	(6,794)	1,750	—		35,703
Noninterest expense
Salaries and employee benefits	48,784	13,039	(5,356)	7,683	—		56,467
Data processing	4,244	651	—	651	—		4,895
Net occupancy and equipment	9,822	2,007	(563)	1,444	—		11,266
Other real estate owned	657	1,156	—	1,156	—		1,813
Professional fees	2,138	1,495	(295)	1,200	—		3,338
Advertising and public relations	2,203	545	(237)	308	—		2,511
Intangible amortization	1,651	—	—	—	625	(d)	2,276
Communications	1,969	424	(155)	269	—		2,238
Extinguishment of debt	—	—	—	—	—		—
Merger and conversion related expenses	900	—	—	—	900	(e)	—
Other	5,576	1,909	(199)	1,710	—		7,286

Total noninterest expense	77,944	21,226	(6,805)	14,421	(275)		92,090

Income before income taxes	43,499	7,758	(94)	7,664	1,109		52,272
Income taxes	9,673	1,864	(58)	1,806	233	(f)	11,712

Net income	$33,826	$5,894	$(36)	$5,858	$876		$40,560

Basic earnings per share	$0.69						$0.69

Diluted earnings per share	$0.68						$0.69

Cash dividends per common share	$0.19						$0.19

Weighted-average common shares outstanding:
Basic	49,356,417				9,457,397	(g)	58,813,814
Diluted	49,502,950				9,457,397	(g)	58,960,347

Certain historical amounts for Brand have been reclassified to ensure consistency and comparability of pro forma amounts. The reclassifications had no impact on net income.

Renasant Corporation and Subsidiaries

Unaudited Pro Forma Condensed Combined Income Statements

(In thousands, except per share and share data)

	Twelve months ended December 31, 2017 **
							Related Transaction Adjustments
	Renasant Corporation	Metropolitan Bancgroup, Inc.	Metropolitan Purchase Accounting Adjustments		Pro Forma Renasant Corporation	Brand Group Holdings, Inc.	Brand Mortgage	Brand Group Holdings, Inc.	Brand Purchase Accounting Adjustments		Pro Forma Company
	(as reported)	(as reported)	(see Note 1)		(combined)	(as reported)	(see Note 1)	(adjusted)	(see Note 1)		(combined)
Interest income
Loans	$344,472	$19,313	$2,893	(h)	$366,678	$87,624	$(2,081)	$85,543	$2,357	(a)	$454,578
Taxable Securities	18,531	1,219	96	(i)	19,846	4,672	—	4,672	1,742	(b)	26,260
Tax-exempt Securities	9,433	8	—		9,441	64	—	64	—		9,505
Other	2,314	205	—		2,519	1,595	—	1,595	—		4,114

Total interest income	374,750	20,745	2,989		398,484	93,955	(2,081)	91,874	4,099		494,457
Interest expense
Deposits	24,620	2,408	(1,242	)(j)	25,786	11,771	—	11,771	—		37,557
Borrowings	13,233	1,397	(112	)(k)	14,518	6,066	(1,269)	4,797	(286	)(c)	19,029

Total interest expense	37,853	3,805	(1,354)		40,304	17,837	(1,269)	16,568	(286)		56,586

Net interest income	336,897	16,940	4,343		358,180	76,118	(812)	75,306	4,385		437,871

Provision for loan losses	7,550	305	—		7,855	2,000	—	2,000	—		9,855

Net interest income after provision for loan losses	329,347	16,635	4,343		350,325	74,118	(812)	73,306	4,385		428,016

Noninterest income
Service charges on deposit accounts	33,224	693	—		33,917	4,133	—	4,133	—		38,050
Fees and commissions	21,934	375	—		22,309	472	—	472	—		22,781
Insurance commissions	8,361	—	—		8,361	—	—	—	—		8,361
Wealth management revenue	11,884	—	—		11,884	120	—	120	—		12,004
Mortgage banking income	43,415	654	—		44,069	33,896	(33,896)	—	—		44,069
Net gain on sales of securities	148	131	—		279	8	—	8	—		287
BOLI income	4,353	290	—		4,643	1,319	—	1,319	—		5,962
Other	8,821	88	44	(l)	8,953	2,480	(102)	2,378	—		11,331

Total noninterest income	132,140	2,231	44		134,415	42,428	(33,998)	8,430	—		142,845

	Twelve months ended December 31, 2017 **
							Related Transaction Adjustments
	Renasant Corporation	Metropolitan Bancgroup, Inc.	Metropolitan Purchase Accounting Adjustments		Pro Forma Renasant Corporation	Brand Group Holdings, Inc.	Brand Mortgage	Brand Group Holdings, Inc.	Brand Purchase Accounting Adjustments		Pro Forma Company
	(as reported)	(as reported)	(see Note 1)		(combined)	(as reported)	(see Note 1)	(adjusted)	(see Note 1)		(combined)
Noninterest expense
Salaries and employee benefits	184,540	14,486	—		199,026	53,846	(25,960)	27,886	—		226,912
Data processing	16,474	294	—		16,768	2,405	—	2,405	—		19,173
Net occupancy and equipment	37,756	2,824	(68	)(m)	40,512	8,301	(2,554)	5,747	—		46,259
Other real estate owned	2,470	56	—		2,526	482	—	482	—		3,008
Professional fees	7,150	644	—		7,794	6,153	(1,500)	4,653	—		12,447
Advertising and public relations	8,248	283	—		8,531	1,988	(1,220)	768	—		9,299
Intangible amortization	6,530	—	677	(n)	7,207	—	—	—	2,502	(d)	9,709
Communications	7,578	271	—		7,849	1,770	(612)	1,158	—		9,007
Extinguishment of debt	205	—	—		205	—	—	—	—		205
Merger and conversion related expenses	10,378	3,403	(13,781	)(o)	—	—	—	—	—		—
Other	20,289	3,070	—		23,359	9,521	(869)	8,652	—		32,011

Total noninterest expense	301,618	25,331	13,172		313,777	84,466	(32,715)	51,751	2,502		368,030

Income before income taxes	159,869	(6,465)	17,559		170,963	32,080	(2,095)	29,985	1,883		202,831
Income taxes	67,681	(2,251)	6,146	(f)	71,576	20,184	(567)	19,617	659	(f)	91,852

Net income	$92,188	$(4,214)	$11,413		$99,387	$11,896	$(1,528)	$10,368	$1,224		$110,979

Basic earnings per share	$1.97										$1.89

Diluted earnings per share	$1.96										$1.88

Cash dividends per common share	$0.73										$0.73

Weighted-average common shares outstanding:
Basic	46,874,502		2,441,592	(g)					9,457,397	(g)	58,773,491
Diluted	47,001,516		2,441,592	(g)					9,457,397	(g)	58,900,505

Certain historical amounts for Brand and Metropolitan have been reclassified to ensure consistency and comparability of pro forma amounts. The reclassifications had no impact on net income.

**	Metropolitan Bancgroup, Inc. information is as of June 30, 2017.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1—Pro Forma Adjustments

(In thousands, except share data)

The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information for the announced acquisition of Brand. All adjustments are based on current valuations and assumptions which are subject to change.

Renasant identified two aspects of Brand’s operations that would not be considered as on-going operations of the combined institution: the operations of Brand Mortgage and the existence of certain legacy non-performing assets (the “Special Assets”). As a result, Brand’s March 31, 2018 balance sheet has been adjusted to exclude, each of the Special Assets and the assets and liabilities related to Brand’s mortgage operations. Brand’s income statements for the three months ending March 31, 2018 and twelve months ending December 31, 2017 have also been adjusted to remove the activity related to the Brand Mortgage operations for the respective periods.

Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments:

(a) Cash was adjusted to reflect the cash payment made to Brand shareholders and the settlement of all outstanding options according to the terms set forth in the merger agreement after giving effect to the assumed Special Assets adjustment.

(b) Based on Renasant’s initial evaluation of the acquired investment portfolio, a discount was applied to the Brand investment portfolio. The discount will be recognized over the remaining life of the portfolio. See below for a discussion of the impact to the Unaudited Pro Forma Condensed Combined Income Statements.

(c) Based on Renasant’s initial evaluation of the acquired loan portfolio, a mark of 1.1% was applied to Brand’s loan portfolio resulting in a fair value adjustment of $21,209. The adjustment is primarily related to credit deterioration identified in the portfolio with the remainder, the accretable yield, recognized as an adjustment to reflect the difference between actual interest rates and current rates offered by Renasant on similar loans. This accretable yield adjustment will be recognized over the remaining life of the loan and lease portfolio. See below for a discussion of the impact to the Unaudited Pro Forma Condensed Combined Income Statements.

(d) The allowance for loan losses was adjusted to reflect the reversal of Brand’s recorded allowance. Purchased loans acquired in a business combination are required to be recorded at fair value, and the recorded allowance for loan losses may not be carried over. While Renasant anticipates significantly reducing the provision for loan losses as a result of acquired loans being recorded at fair value, no adjustment to the historic amounts of Brand’s provision has been recorded in the Unaudited Pro Forma Condensed Combined Income Statements.

(e) Goodwill of $306,762 was generated as a result of the total purchase price and fair value of liabilities assumed exceeding the fair value of assets purchased. See Note 2, “Pro Forma Allocation of Purchase Price,” for the allocation of the purchase price to acquired net assets. The adjustment has no impact on the Unaudited Pro Forma Condensed Combined Income Statements.

(f) A core deposit intangible of $25,018 was recognized. The core deposit intangible is recognized over an estimated useful life of ten years using a straight-line amortization method. See below for a discussion of the impact to the Unaudited Pro Forma Condensed Combined Income Statements.

(g) Deferred taxes associated with the adjustments to record the assets and liabilities of Brand at fair value were recognized using the federal corporate statutory rate of 21%.

(h) An adjustment was made to write-down other miscellaneous assets held by Brand. The adjustment has no impact on the Unaudited Pro Forma Condensed Combined Income Statements.

(i) A fair value adjustment was recorded to the trust preferred securities held by Brand based on current market conditions. The adjustment will be recognized over the remaining term of the trust preferred securities. See below for a discussion of the impact to the Unaudited Pro Forma Condensed Combined Income Statements.

(j) A fair value adjustment was recorded to the subordinated debt held by Brand based on current market conditions. The adjustment will be recognized over the remaining term of the debt. See below for a discussion of the impact to the Unaudited Pro Forma Condensed Combined Income Statements.

(k) A fair value adjustment was recorded to reflect the estimated prepayment penalty on the outstanding FHLB advances of Brand. The adjustment has no impact on the Unaudited Pro Forma Condensed Combined Income Statements.

(l) Other liabilities were adjusted to reflect the accrual of approximately $16,750 of anticipated merger related expenses to be incurred by Brand. Anticipated merger related expenses to be incurred by Renasant, which are estimated to be approximately $16,750, are not included in the pro forma financial information but will be expensed in the period after the merger is completed. Anticipated merger related expenses consist of investment banking fees, legal fees, accounting fees, registration fees, contract termination fees, costs incurred to terminate employee benefit plans, printing costs and additional related fees and expenses.

(m) Common stock was adjusted to reverse Brand’s common stock outstanding and to recognize the $5.00 par value of shares of Renasant common stock issued to effect the transaction. The adjustment has no impact on the Unaudited Pro Forma Condensed Combined Income Statements but only affects the number of shares outstanding used in the calculation of earnings per common share.

(n) Other shareholders’ equity accounts were adjusted to reverse Brand’s historical shareholders’ equity balances and to reflect the net impact of all purchase accounting adjustments. The adjustments had no impact on the Unaudited Pro Forma Condensed Combined Income Statements.

Unaudited Pro Forma Condensed Combined Income Statements Adjustments:

(a) This adjustment to interest income on loans reflects the impact of the accretable yield recognized from the fair value adjustment on the Brand loan portfolio for the respective time period.

(b) This adjustment to interest income on securities reflects the impact of the fair value adjustment on the Brand securities portfolio for the respective time period.

(c) This adjustment to interest expenses on borrowings reflects the impact of the fair value adjustment on the trust preferred securities and subordinated debt held by Brand for the respective time period.

(d) This adjustment to noninterest expense reflects the amortization of the core deposit intangible recognized as part of the Brand transaction for the respective time period.

(e) This adjustment is to remove the transaction costs already incurred by Renasant, related to the acquisition of Brand, from the pro forma financial information.

(f) This adjustment to income taxes reflects the tax effect of the fair value adjustments using the statutory federal corporate tax rate for the respective time period. For the three months ended March 31, 2018, a 21% rate was applied and for the twelve months ended December 31, 2017 a 35% rate was applied.

(g) Weighted-average basic and diluted shares outstanding were adjusted to record shares of Renasant common stock issued to effect the transactions, after giving effect to the assumed Special Assets adjustment of the stock portion of the merger consideration in connection with the resolution of the Special Assets.

(h) This adjustment to interest income on loans reflects the impact of the accretable yield recognized from the fair value adjustment on the Metropolitan loan portfolio for the respective time period.

(i) This adjustment to interest income on securities reflects the impact of the fair value adjustment on the Metropolitan securities portfolio for the respective time period.

(j) This adjustment to interest expense on deposits reflects the impact of the fair value adjustment on Metropolitan’s deposits for the respective time period.

(k) This adjustment to interest expense on borrowings reflects the impact of the fair value adjustment to the subordinated debt held by Metropolitan for the respective time period.

(l) This adjustment to noninterest income reflects the impact of a fair value adjustment on a miscellaneous investment held by Metropolitan for the respective time period.

(m) This adjustment to noninterest expense reflects the impact of the fair value adjustment on the Metropolitan leases for the respective time period.

(n) This adjustment to noninterest expense reflects the amortization of the core deposit intangible recognized as part of the Metropolitan transaction for the respective time period.

(o) This adjustment is to remove the transaction costs incurred by Renasant and Metropolitan, related to the acquisition of Metropolitan, from the pro forma financial information.

Note 2—Pro Forma Allocation of Purchase Price

(In thousands, except share data)

The following table shows the pro forma allocation of purchase price to net assets acquired and the pro forma goodwill generated from the transaction:

Purchase Price:
Brand common shares outstanding at June 20, 2018 (including unvested restricted stock that vests upon change in control)	297,589.6
Exchange ratio	31.78

RNST shares to be issued for Brand shares	9,457,397
Price per share, based on Renasant prices as of June 20, 2018	$48.10

Pro forma value of Renasant stock to be issued		454,901
Cash consideration paid per share	$74.72

Pro forma value of cash consideration paid to shareholders		22,236
Cash consideration for Brand stock options outstanding		17,200

Total pro forma purchase price		494,337

Net Assets Acquired:
Assets:
Cash and due from banks	149,103
Securities	220,375
Loans, net of unearned income (including loans held for sale)	1,875,604
Premises and equipment	16,894
Other intangible assets	25,018
Bank-owned life insurance	44,976
Other assets	57,335

Total Assets	2,389,305

Liabilities:
Deposits:
Non-interest bearing	389,635
Interest bearing	1,528,194

Total deposits	1,917,829
Trust preferred securities	21,544
Subordinated debt	32,012
Other borrowings	200,014
Other liabilities	30,331

Total Liabilities	2,201,730

Net Assets		187,575

Goodwill		306,762

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and among

RENASANT CORPORATION,

RENASANT BANK,

BRAND GROUP HOLDINGS, INC.

and

THE BRAND BANKING COMPANY

Dated as of March 28, 2018

Annex A

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of March 28, 2018 (this “Agreement”), is made by and among Brand Group Holdings, Inc., a Georgia corporation (“Seller”), and The Brand Banking Company, a Georgia banking corporation (“Seller Bank”), on the one hand, and Renasant Corporation, a Mississippi corporation (“Buyer”), and Renasant Bank, a Mississippi banking corporation (“Buyer Bank”), on the other hand.

RECITALS:

WHEREAS, the boards of directors of Buyer and Seller each have approved, and deem it advisable and in the best interests of their respective corporations and shareholders to consummate the strategic business combination transaction provided for herein in which Seller will, subject to the terms and conditions set forth herein, merge with and into Buyer (the “Merger”), with Buyer as the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger;

WHEREAS, the boards of directors of Buyer Bank and Seller Bank each have approved, and deem it advisable and in the best interests of their respective corporations and sole shareholder to consummate the strategic business combination transaction provided for herein in which Seller Bank will, subject to the terms and conditions set forth herein, merge with and into Buyer Bank (the “Bank Merger”), with Buyer Bank as the surviving banking corporation (hereinafter sometimes referred to in such capacity as the “Surviving Bank”) in the Bank Merger;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger and the Bank Merger shall each qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code;

WHEREAS, as a material inducement and as additional consideration to Buyer to enter into this Agreement, each director of Seller and certain holders of Seller Common Stock have entered into a shareholder support agreement with Buyer dated as of the date hereof, the form of which is attached hereto as Exhibit A (each a “Shareholder Support Agreement” and, collectively, the “Shareholder Support Agreements”), pursuant to which each such person has agreed, among other things, to vote all shares of Seller Common Stock owned by such person and which such person has the power to vote in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in this Agreement, and to refrain from transfers of any such shares of Seller Common Stock prior to the Closing of the Merger; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger;

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I.

THE MERGER

1.1 The Mergers.

(a) Subject to the terms and conditions of this Agreement, in accordance with the Georgia Business Corporation Code (the “GBCC”) and the Mississippi Business Corporation Act (the “MBCA”), at the Effective

Time, Seller shall merge with and into Buyer. Buyer shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of Mississippi. Upon consummation of the Merger, the separate corporate existence of Seller shall terminate.

(b) Subject to the terms and conditions of this Agreement, in accordance with Title 7 of the Official Code of Georgia Annotated, as amended, and Title 81 of the Mississippi Code of 1972, as amended, immediately following the Merger, Seller Bank shall merge with and into Buyer Bank. Buyer Bank shall be the Surviving Bank in the Bank Merger, and shall continue its corporate existence under the laws of the State of Mississippi. Upon consummation of the Bank Merger, the separate corporate existence of Seller Bank shall terminate.

1.2 Effective Time. The Merger shall become effective as set forth in the articles of merger (the “Articles of Merger”) that shall be filed with the Secretary of State of the State of Georgia (the “Georgia Secretary”) and the Secretary of State of the State of Mississippi (the “Mississippi Secretary”) on the Closing Date; provided, that the parties shall cause the Merger to be effective no later than the day following the date on which the Closing occurs. The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Articles of Merger. The Bank Merger shall become effective as set forth in the Certificate of Approval issued by the Georgia Department of Banking and Finance (the “GDBF”) and the Certificate of Merger Approval issued by the Mississippi Commissioner of Banking and Consumer Finance (the “MCB”) based on articles of merger filed with each of the GDBF and the MCB and thereafter with the Mississippi Secretary (collectively, and together with such other documents and certificates as are necessary to effectuate the Bank Merger, the “Bank Merger Certificates”).

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Section 14-2-1106 of the GBCC and Section 79-4-11.07 of the MBCA. At and after the effective time of the Bank Merger, the Bank Merger shall have the effects set forth in Section 7-1-536 of Title 7 of the Official Code of Georgia Annotated, as amended, and Section 81-5-85 of Title 81 of the Mississippi Code of 1972, as amended.

1.4 Conversion of Seller Common Stock. Subject to the provisions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Seller, Buyer or the holder of any of the following securities:

(a) Subject to Sections 2.2 and 2.3(e), each share of the common stock, no par value per share, of Seller (the “Seller Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares to be canceled pursuant to Section 1.4(c) below and Dissenting Shares, shall be converted automatically into the right to receive the following consideration, in each case without interest:

(i) cash in the amount of $77.50 less any applicable withholding Taxes (individually, the “Per Share Cash Consideration” and collectively in the aggregate, the “Cash Consideration”); and

(ii) 32.87 shares (or fraction thereof) (the “Exchange Ratio”) of validly issued, fully paid and nonassessable shares of the common stock, $5.00 par value per share, of Buyer (the “Buyer Common Stock”), rounded to the nearest four decimals (the “Stock Consideration,” and together with the Cash Consideration, the “Merger Consideration”).

(b) All of the shares of Seller Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Seller Common Stock (each, a “Certificate”) registered to a holder of Seller Common Stock shall thereafter represent only the right to receive, in consideration therefor upon the surrender of such Certificates in accordance with Section 2.3, the Merger Consideration in the combination of cash and whole shares of Buyer Common Stock, together with any cash in lieu of fractional shares pursuant to Section 2.3(e), into which the shares of Seller Common Stock represented by such Certificate have been converted pursuant to this Section 1.4 and Section 2.3(e) and any dividends or distributions with respect thereto which the holder has the right to receive pursuant to Section 2.3(b). Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the outstanding shares of Buyer Common Stock or Seller Common Stock shall have been increased, decreased, or changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization with a record date during such period, an equitable and proportionate adjustment, if necessary and without duplication, shall be made to the Exchange Ratio per share and Merger Consideration payable pursuant to this Agreement and any amounts payable to the holders of Seller Equity Awards pursuant to this Agreement.

(c) At the Effective Time, all shares of Seller Capital Stock that are owned by Seller or Buyer or any Subsidiary of Buyer or Seller (other than shares of Seller Common Stock held (i) in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties or (ii) as a result of debts previously contracted) shall be cancelled and shall cease to exist, and neither the Merger Consideration nor any other consideration shall be delivered in exchange therefor.

1.5 Buyer Capital Stock. At and after the Effective Time, each share of Buyer Capital Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

1.6 Treatment of Seller Equity Awards.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each outstanding option to acquire shares of Seller Common Stock (a “Seller Stock Option”) issued pursuant to Seller’s equity-based compensation plans identified in Section 4.12(a) of the Seller Disclosure Schedule (the “Seller Stock Plans”) or otherwise that is outstanding and has not been exercised as of immediately prior to the Effective Time, whether vested or unvested, shall become fully vested and shall be cancelled and converted automatically into the right to receive, in full satisfaction of any rights in respect of the Seller Stock Option, a cash payment (the “Cash Out Amount”) from Buyer or Buyer Bank in an amount equal to the product of (x) the excess, if any, of $1,550 (subject to adjustment as provided in Section 2.2(a)) over the exercise price of each such Seller Stock Option and (y) the number of shares of Seller Common Stock subject to such option (with the aggregate Cash Out Amount payable to the holder of such option rounded to the nearest cent), less applicable withholding Taxes; provided, however, that any such Seller Stock Option marked with an * on Section 1.6(a) of the Seller Disclosure Schedule that vests upon a “Change of Control” under and as defined in Section 4(a) thereof, regardless of the exercise price of such Seller Stock Option, shall not vest and shall instead be treated as a Seller Stock Option to purchase two-thirds the number of the shares of Seller Common Stock subject to such option and with an exercise price equal to or greater than the Cash Out Amount as described below. After the Effective Time, any Seller Stock Option to be cancelled and paid out as described above shall no longer be exercisable, but shall only entitle the holder to the payment of the Cash Out Amount, less applicable withholding Taxes, without interest. In the event the exercise price per share of Seller Common Stock subject to a Seller Stock Option is equal to or greater than $1,550 (as adjusted, if at all, pursuant to Section 2.2(a)), such Seller Stock Option shall no longer be exercisable, shall be cancelled without payment of any consideration therefor and shall have no further force or effect on and after the Effective Time.

(b) At the Effective Time, each outstanding award of shares of Seller Common Stock subject to vesting, forfeiture, repurchase or other lapse restriction (a “Seller Restricted Share Award” and any such award, together with each Seller Stock Option, a “Seller Equity Award”) granted under the Seller Stock Plans or otherwise, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time shall become fully vested and each such outstanding share of Seller Common Stock shall be converted automatically into and shall thereafter represent the right to receive the Merger Consideration, less applicable withholding Taxes, without interest. At the Effective Time, each outstanding right to receive or be distributed shares of Seller Common Stock under the Seller Stock Plans or the Brand Group Holdings, Inc. Deferred Compensation Plan (the “Seller Deferred Compensation Plan”), whether vested or unvested, shall vest in full and be settled or distributed according to the terms of the plan or arrangement upon which it was granted or distributable, and thereafter exchanged for the Merger Consideration. Notwithstanding the foregoing, any deferrals credited to the Seller Deferred Compensation Plan after the date hereof and related matching contributions or other employer contributions that, in either case, are deemed invested in Seller Common Stock shall be paid upon termination of the Seller Deferred Compensation Plan (as provided in Section 6.6(f), below) in cash equal to the then fair market value of such Seller Common Stock, but otherwise in accordance with the terms of the Seller Deferred Compensation Plan.

(c) At or as soon as practicable following the Effective Time (and in no event later than fifteen (15) business days after the Effective Time), Buyer or Buyer Bank shall deliver the Cash Out Amount to the holders of Seller Stock Options and the Merger Consideration to the holders of Seller Restricted Share Awards, in each case without interest, reduced by any Taxes withheld pursuant to Section 2.6.

(d) At or prior to the Effective Time, Seller and Buyer, through their respective board of directors or the appropriate committee thereof, shall adopt any resolutions and take any other actions that are reasonably necessary to effectuate the provisions of this Section 1.6.

1.7 Treatment of ESPP. In accordance with the terms of the Brand Group Holdings, Inc. Employee Stock Purchase Plan (the “ESPP”), the current “Participation Period” under the ESPP, which begins January 1, 2018 and ends March 31, 2018, shall terminate and all outstanding “Purchase Rights” under the ESPP shall be exercised in accordance with its terms. Seller shall take such actions as reasonably necessary to provide that (a) no new Participation Period shall commence after the date hereof, (b) all outstanding “Purchase Rights” shall be exercised, shares of Seller Common Stock delivered and the ESPP terminated no later than the Effective Time, (c) any accumulated payroll deductions under the ESPP shall be returned to the extent not used to exercise Purchase Rights; and (d) no further Purchase Rights shall be granted or exercised hereafter except as described herein.

1.8 Articles of Surviving Corporation and Surviving Bank. At the Effective Time, the articles of incorporation of Buyer, as in effect immediately prior to the Effective Time (the “Buyer Articles”), shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law. At the effective time of the Bank Merger, the charter of incorporation of Buyer Bank, as in effect immediately prior to the Effective Time, shall be the charter of incorporation of the Surviving Bank until thereafter amended in accordance with applicable law.

1.9 Bylaws of Surviving Corporation and Surviving Bank. At the Effective Time, the bylaws of Buyer, as in effect immediately prior to the Effective Time (the “Buyer Bylaws”), shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law. At the effective time of the Bank Merger, the bylaws of Buyer Bank, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Bank until thereafter amended in accordance with applicable law.

1.10 Tax Consequences. It is intended that the Merger and the Bank Merger each constitute a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement shall constitute a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code. From and after the date of this Agreement and until the Closing, each party hereto shall use its reasonable best efforts to cause the Merger and the Bank Merger each to qualify as a “reorganization” under Section 368(a) of the Code.

1.11 Officers and Directors of Surviving Corporation and the Surviving Bank.

(a) Prior to the Effective Time, the parties shall take all appropriate actions so that, as of the Effective Time, and subject to and in accordance with the Buyer Articles and Buyer Bylaws, the number of directors of the Surviving Corporation shall be increased by one director and shall consist of the directors of Buyer in office immediately prior to the Effective Time as well as one current director of Seller selected by Buyer in its sole and absolute discretion after consultation with Seller (the “Seller Designee”), until the next annual meeting of the Surviving Corporation’s shareholders and until their respective successors are duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation. The Surviving Corporation’s board of directors shall consider in good faith the nomination for reelection of the Seller Designee at each subsequent annual meeting of the Surviving Corporation’s shareholders through the 2021 annual meeting (and may consider the nomination of the Seller Designee after the 2021 annual meeting). The officers of Buyer shall, from and after the Effective Time, continue as the officers of the Surviving Corporation until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

(b) Prior to the effective time of the Bank Merger, the parties shall take all appropriate actions so that, as of the effective time of the Bank Merger, and subject to and in accordance with the charter of incorporation and bylaws of Buyer Bank, the number of directors of the Surviving Bank shall be increased by two directors and shall consist of the directors of Buyer Bank in office immediately prior to the effective time of the Bank Merger as well as Bartow Morgan, Jr. and one current director of Seller Bank selected by Buyer Bank in its sole and absolute discretion after consultation with Seller Bank (the “Seller Bank Designees”), until the next annual meeting of the Surviving Bank’s sole shareholder and until their respective successors are duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the charter of incorporation and bylaws of the Surviving Bank. Provided that, as to each Seller Bank Designee, he or she remains qualified to serve as a director under applicable banking laws, regulations and guidance, the Surviving Corporation shall reelect each of the Seller Bank Designees at each subsequent annual meeting of the Surviving Bank’s sole shareholder through the 2021 annual meeting (and may consider the reelection of each of the Seller Bank Designees after the 2021 annual meeting). The officers of Buyer Bank shall, from and after the effective time of the Bank Merger, continue as the officers of the Surviving Bank until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the charter of incorporation and bylaws of the Surviving Bank.

ARTICLE II.

DELIVERY OF MERGER CONSIDERATION

2.1 Deposit of Merger Consideration. At or prior to the Closing, Buyer shall deposit, or shall cause to be deposited, with Computershare Inc. (the “Exchange Agent”), for the benefit of the holders of Certificates, for exchange in accordance with this Article II, (i) certificates (or at Buyer’s option, evidence of shares in book entry form) representing the shares of Buyer Common Stock equal to the aggregate Stock Consideration and (ii) immediately available funds equal to the aggregate Cash Consideration, together with cash in lieu of any fractional shares with respect to the Merger Consideration (such aggregate cash and certificates for shares of Buyer Common Stock (or at Buyer’s option, evidence of shares in book entry form), together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.4 and paid pursuant to Section 1.4 and Section 2.3(e) in exchange for shares of Seller Common Stock outstanding as of immediately prior to the Effective Time. The Exchange Agent shall not be entitled to vote or exercise any other rights of ownership with respect to the shares of Buyer Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends and other distributions payable or distributable with respect to such shares for the account of the persons entitled thereto.

2.2 Potential Adjustment to the Merger Consideration and the Cash Out Amount.

(a) If, (i) at any time after the date hereof and before the later of June 15, 2018 and the thirtieth (30th) day prior to the Effective Time (the “Special Asset Resolution Date”), Seller (or one of its Subsidiaries, as applicable) has sold any asset set forth on Section 2.2 of the Seller Disclosure Schedule (each, a “Special Asset”

and, collectively, the “Special Assets”) (which Special Assets may be sold by Seller (or one of its Subsidiaries, as applicable) without the prior consent of Buyer so long as such sale is considered a “true sale” pursuant to GAAP) (1) for consideration less than the book value of such Special Asset as of the date of this Agreement (the “Special Asset Value”) as set forth on Section 2.2 of the Seller Disclosure Schedule (the “Special Asset Losses”), or (2) for consideration greater than the Special Asset Value of such Special Asset (the “Special Asset Gains”), or (ii) at the Effective Time, any Special Asset remains as an asset of Seller (or one of its Subsidiaries, as applicable) (a “Continuing Special Asset” and, collectively, the “Continuing Special Assets”), then, notwithstanding anything in this Agreement to the contrary, (1) the Exchange Ratio shall be adjusted to equal the quotient of (y) the quotient of (A) (a) the product of (1) the Exchange Ratio as set forth in Section 1.4(a)(ii) multiplied by (2) $44.93, multiplied by (3) 297,506.6 (the “Common Shares Outstanding”), plus (b) 89.9% of the aggregate Special Asset Gains, less (c) 89.9% of the aggregate Special Asset Losses, less (d) 89.9% of the aggregate Special Asset Value of any Continuing Special Assets, divided by (B) the Common Shares Outstanding, divided by (z) $44.93, (2) the Per Share Cash Consideration shall be adjusted to equal the quotient of (A) (a) the product of (1) the Per Share Cash Consideration as set forth in Section 1.4(a)(i) multiplied by (2) the Common Shares Outstanding, plus (b) 5.1% of the aggregate Special Asset Gains, less (c) 5.1% of the aggregate Special Asset Losses, less (d) 5.1% of the aggregate Special Asset Value of any Continuing Special Assets, divided by (B) the Common Shares Outstanding and (3) the Cash Out Amount shall be adjusted by adjusting the reference to $1,550 in subpart (x) of the formula for calculating the Cash Out Amount to an amount equal to the quotient of (A) (a) the product of (1) $1,550 multiplied by (2) 27,562 (the “Options Outstanding”), plus (b) 5.0% of the aggregate Special Asset Gains, less (c) 5.0% of the aggregate Special Asset Losses, less (d) 5.0% of the aggregate Special Asset Value of any Continuing Special Assets, divided by (B) the Options Outstanding, provided, however, that, notwithstanding the results of the calculations described in subpart (1), (2) and (3) of this sentence, in no event shall the Exchange Ratio be increased from the Exchange Ratio as set forth in Section 1.4(a)(ii), the Per Share Cash Consideration be increased from the Per Share Cash Consideration set forth in Section 1.4(a)(i) or the Cash Out Amount be increased from the Cash Out Amount set forth in Section 1.6(a). For the avoidance of doubt, Seller shall be permitted to sell the Special Assets after the Special Asset Resolution Date, but any such Special Asset shall be deemed a Continuing Special Asset for purposes hereof and, accordingly, any proceeds, gains or losses associated with any such sales shall be excluded from the calculations contemplated by this Section 2.2(a).

(b) The amount of any and all Special Asset Losses pursuant to Section 2.2(a) shall be determined net of any Tax Benefits reasonably realizable by the Buyer (or one of its Subsidiaries, as applicable) with respect to such Special Asset Losses. The term “Tax Benefit” means any Tax credit, refund of Taxes paid or other reduction, however realized, in the amount of Taxes that otherwise would have been paid, in each case computed using an assumed Tax rate of 21.0%.

(c) Buyer shall, on the last day of each month during the period between April 1, 2018 and the Effective Time, provide Seller and Seller Bank with its good faith estimate of the Effective Time, and Seller and Seller Bank shall be permitted to rely on such good faith estimate of the Effective Time for purposes of determining the Special Asset Resolution Date.

2.3 Delivery of Merger Consideration.

(a) As soon as practicable, but in no event later than five (5) business days after the Effective Time, the Exchange Agent shall mail to the former record holders of shares of Seller Common Stock issued and outstanding immediately prior to the Effective Time that have been converted into the right to receive the Merger Consideration pursuant to Section 1.4 (other than Dissenting Shares): (i) a letter of transmittal in customary form as reasonably agreed by the parties hereto (which shall specify that delivery shall be effected, and risk of loss of and title shall pass, only upon delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender to the Exchange Agent of Certificates for the Merger Consideration. Upon proper surrender of a Certificate or Certificates to the Exchange Agent for exchange and cancellation, together with such letter of transmittal duly executed and completed in accordance with the instructions thereto and any other documents reasonably required by the Exchange Agent, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor, as applicable, (i) the Merger Consideration that such holder of the Certificates shall have become entitled pursuant to the provisions of Article I, including cash in lieu of any fractional shares in accordance with the provisions of Section 2.3(e); and (ii) a check representing the amount of any dividends or distributions that such holder is entitled to receive pursuant to Section 2.3(b), and the Certificate or Certificates so surrendered shall forthwith be cancelled. Promptly upon receipt of such Certificate(s), letter of transmittal and any other required document, the Exchange Agent, on behalf of Buyer, shall deliver the Merger Consideration (in cash and in the form of an uncertificated book-entry share of Buyer Common Stock, unless such holder specifically requests a certificated share) to each such holder in exchange for each such share plus a check in the amount (if any) equal to any cash that such holder has the right to receive pursuant to Section 2.3(b) and, if applicable, Section 2.3(e) hereof. No interest will be paid or accrued on any Merger Consideration, including on any cash payable in lieu of fractional shares, or on any unpaid dividends and distributions payable to holders of Certificates. Holders of record of shares of Seller Common Stock who hold such shares as nominees, trustees or in other representative capacities may submit multiple letters of transmittal, provided that such representative certifies that each such letter of transmittal covers all the shares of Seller Common Stock held by such representative for a particular beneficial owner. Each Certificate so surrendered and all transmittal materials shall be duly completed and endorsed as the Exchange Agent may reasonably require. The Exchange Agent shall not be obligated to deliver the Merger Consideration to which any former holder of Seller Common Stock is entitled as a result of the Merger until such holder surrenders his, her or its Certificate(s) (or affidavits of loss in lieu of such Certificate(s)) for exchange as provided in this Section 2.3. After the Effective Time, each Certificate shall be deemed for all corporate purposes (other than the payment of dividends and other distributions to which the former holders of Seller Common Stock may be entitled) to evidence only the right of the holder thereof to receive the Merger Consideration in exchange for each such share as provided in this Article II.

(b) No dividends or other distributions declared with respect to Buyer Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Buyer Common Stock represented thereby until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Buyer Common Stock which the shares of Seller Common Stock represented by such Certificate have been converted into the right to receive.

(c) If any portion of the Merger Consideration is to be issued in a name other than that in which the Certificate or Certificates surrendered in exchange therefor is or are registered, it shall be a condition to such issuance that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such issuance shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of such issuance in any name other than that of the registered holder of the Certificate or Certificates surrendered, or required for any other reason, or shall establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of Seller of the shares of Seller Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration and any dividends or distributions that such holder is entitled to receive pursuant to Section 2.3(b).

(e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Buyer Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Buyer Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Buyer. In lieu of the issuance of any such fractional share, Buyer shall pay to each former shareholder of Seller who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the volume weighted average price of a share of Buyer Common Stock for a twenty (20) day period, starting with the opening of trading on the twentieth (20th) trading day prior to the Closing Date and ending with the closing of trading on the last trading day prior to the Closing Date, as reported by the Stock Exchange, by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Buyer Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(f) Notwithstanding anything to the contrary set forth in this Agreement, shares of Seller Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and maintained appraisal rights in respect of such shares in accordance with Article 13 of the GBCC and did not vote for the adoption of this Agreement (such shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under applicable law with respect to such shares) shall not be converted into a right to receive the Merger Consideration but instead shall be entitled to payment of such consideration as may be determined to be due in accordance with Article 13 of the GBCC; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses such holder’s right to appraisal pursuant to Article 13 of the GBCC, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Article 13 of the GBCC, such shares of Seller Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 1.4, without interest thereon, upon surrender of such shares of Seller Common Stock. Seller shall give prompt notice to Buyer of any demands received by Seller for appraisal, of any withdrawals of such demands and of any other instruments served pursuant to the GBCC and received by Seller relating to Article 13 of the GBCC, and Buyer shall direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, Seller shall not, without the prior written consent of Buyer, make any payment with respect to, or settle or compromise or offer to settle or compromise or otherwise negotiate, any such demand, or agree to do any of the foregoing.

(g) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Seller as of the first anniversary of the Effective Time shall be delivered to Buyer. Any former shareholders of Seller who have not theretofore complied with this Article II shall thereafter look only to Buyer for payment of the Merger Consideration and any unpaid dividends and distributions on the Buyer Common Stock deliverable in respect of each share of Seller Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Seller, its Subsidiaries, Buyer, Buyer Bank, the Exchange Agent or any other person shall be liable to any former holder of shares of Seller Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws. Any Merger Consideration remaining unclaimed as of a date which is immediately prior to the time when such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by applicable law, become property of Buyer free and clear of any claims or interest of any person or entity otherwise entitled thereto.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Buyer, the posting by such person of a bond in such amount as Buyer may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent, or if the Merger Consideration payable with respect to such Certificate has been returned to Buyer pursuant to Section 2.3(g), Buyer, will issue the Merger Consideration and any unpaid dividends and distributions in exchange for such lost, stolen or destroyed Certificate.

(i) The payment of any transfer, documentary, sales, use, stamp, registration, value added and other Taxes and fees (including any penalties and interest) incurred solely by a holder of shares of Seller Common Stock in connection with the Merger or the other transactions contemplated by this Agreement, and the filing of any related return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof (each such document, a “Tax Return”) and other documentation with respect to such Taxes and fees, shall be the sole responsibility of such holder.

(j) From and after the Effective Time, the holders of Certificate(s) shall cease to have any rights with respect to the shares of Seller Common Stock represented thereby except as provided in this Agreement or by applicable law. All rights to receive the Merger Consideration issued upon conversion of the shares of Seller Common Stock pursuant to this Article II shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Seller Common Stock.

(k) The Exchange Agent shall invest the cash balances in the Exchange Fund in a demand deposit account or as directed by Buyer. Any interest and other income resulting from such investment shall be the sole and exclusive property of Buyer and shall be paid to Buyer (or the Surviving Corporation) upon termination of the Exchange Fund pursuant to Section 2.3(g).

2.4 Rights as Shareholders. All shares of Buyer Common Stock to be issued as Merger Consideration shall be deemed issued and outstanding as of the Effective Time. Former shareholders of Seller and any other persons who are entitled to receive Buyer Common Stock as a result of the Merger will be able to vote after the Effective Time at any meeting of Buyer shareholders the number of whole shares of Buyer Common Stock into which their shares of Seller Common Stock are converted, regardless of whether they have exchanged their Certificates. Whenever a dividend or other distribution is declared by Buyer on the Buyer Common Stock with a record date after the Effective Time, the declaration shall include dividends or other distributions on all shares of Buyer Common Stock issuable hereunder, but no shareholder will be entitled to receive his, her or its distribution of such dividends or other distributions until physical exchange of such shareholder’s Certificate(s) shall have been effected. Upon exchange of a shareholder’s Certificate(s), any such person shall be entitled to receive from Buyer an amount equal to all dividends or other distributions (without interest thereon, less the amount of any Taxes that have been withheld by, imposed on or paid by Buyer or the Exchange Agent with respect to such dividends) declared, and for which the payment has occurred, on the shares represented thereby; provided, however, that former shareholders of Seller shall not be entitled to receive any dividend on their Buyer Common Stock with respect to any period for which Buyer paid a dividend prior to the Effective Time.

2.5 Bank Merger. At the effective time of the Bank Merger, each share of common stock, $100.00 par value per share, of Seller Bank (the “Seller Bank Common Stock”) issued and outstanding immediately prior to the effective time of the Bank Merger shall automatically be canceled and there shall be no conversion or exchange of, or consideration paid or issued for, such Seller Bank Common Stock. The certificate(s) for such Seller Bank Common Stock shall be surrendered and canceled. All of the shares of Buyer Bank issued and outstanding immediately prior to the effective time of the Bank Merger shall remain issued and outstanding after the effective time of the Bank Merger and shall be unaffected by the Bank Merger.

2.6 Withholding. Each of Buyer, Buyer Bank, Seller, Seller Bank, the Surviving Corporation and the Surviving Bank is entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of shares of Seller Common Stock or Seller Equity Awards such amounts as are required to be deducted or withheld therefrom under the Code, or any provision of state, local or foreign Tax law or under any other applicable legal requirement, and shall be further be entitled to sell shares of Buyer Common Stock otherwise issuable pursuant to this Agreement to satisfy any such withholding requirement (which Buyer Common Stock shall be valued with respect to such withholding at the average of the high and low trading prices thereof on the day of such sale). To the extent such amounts are so deducted or withheld and remitted on a timely basis to the appropriate Governmental Entities, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid. The parties hereto shall reasonably cooperate to reduce or eliminate any such deduction or withholding to the extent permissible under applicable law.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF BUYER AND BUYER BANK

Except as disclosed in (a) the Buyer Reports filed after January 1, 2015, and prior to the date hereof, but excluding any risk factors or forward-looking disclosures set forth under the heading “Risk Factors,” or under the heading “Special Note Regarding Forward-Looking Statements” or any other disclosure that is non-specific, cautionary, predictive or forward-looking in nature or otherwise constitutes a “forward-looking statement” under applicable law or (b) the correspondingly-enumerated section or subsection of the disclosure schedule (the “Buyer Disclosure Schedule”) delivered by Buyer and Buyer Bank to Seller prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III or to one or more of Buyer’s covenants contained in Article V, provided, however, that, notwithstanding anything in this Agreement to the contrary, any disclosures made with respect to a section of this Article III shall be deemed to qualify any other section of this Article III (i) specifically referenced or cross-referenced or (ii) to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such section), Buyer and Buyer Bank, jointly and severally, hereby represent and warrant to Seller and Seller Bank as follows:

3.1 Corporate Organization.

(a) Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Mississippi. Buyer has full corporate and other power and authority to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties or assets owned or leased by it makes such licensing or qualification necessary, except to the extent that the failure to have such power or authority, or failure to be so licensed, qualified or in good standing, would not reasonably be expected to have a Material Adverse Effect on Buyer. Buyer has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to own, lease and operate its properties and to engage in the business and activities now conducted by it, except where the failure to have such licenses, franchises, permits and other governmental authorizations would not, either individually or in the aggregate, have a Material Adverse Effect on Buyer. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Buyer, Seller or the Surviving Corporation, as the case may be, a material adverse effect on (i) the business, operations, assets, liabilities, results of operations, or condition (financial or otherwise) of such party and its Subsidiaries, taken individually or as a whole, or (ii) the ability of such party to timely perform its obligations under this Agreement or consummate the transactions contemplated hereby; provided, however, that with respect to clause (i), the following shall not be deemed to have or contribute to, or be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect: any change, state of facts, circumstances or event caused by or resulting from (A) changes, after the date hereof, in prevailing interest rates, currency exchange rates or other economic or monetary conditions in the United States or elsewhere, (B) changes, after the date hereof, in United States or foreign securities markets, including changes in price levels or trading volumes, (C) changes or events, after the date hereof, affecting the financial services industry generally and not specifically relating to Buyer or Seller or their respective Subsidiaries, as the case may be, (D) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally, (E) changes, after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by any Governmental Entity, (F) actions of Buyer or Seller, as applicable, taken with the prior written consent of the other or required hereunder or actions not taken by Buyer or Seller, as applicable, to the extent such action is prohibited by this Agreement without the prior written consent of the other party, which consent has not been given, (G) the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or the announcement hereof or thereof, (H) any outbreak or escalation of major hostilities or any act of terrorism within the United States or directed against its facilities or citizens wherever located or any changes in global, national or regional political conditions, (I) a failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof, or (J) solely as to Buyer, changes in the trading price of Buyer Common Stock, in and of itself, but not including any underlying causes thereof; provided, further, that, as to clauses (A), (C), (D), and (E), such change, state of facts, circumstances or event does not have a disproportionate effect on Buyer or Seller, as applicable, as compared to other financial institutions and their holding companies.

(b) Buyer is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). True and complete copies of the Buyer Articles and the Buyer Bylaws, as in effect as of the date of this Agreement, have previously been made available by Buyer to Seller.

(c) Each Buyer Subsidiary, including Buyer Bank, (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) is, in the case of Buyer Bank, a Mississippi banking corporation, (iii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on Buyer and (iv) has all requisite corporate, limited liability company or trust, as applicable, power and authority to own or lease its properties and assets and to carry on its business as now conducted, except to the extent that the failure to have such power or authority would not reasonably be expected to have a Material Adverse Effect on Buyer. As used in this Agreement, the word “Subsidiary” when used with respect to any party means any bank, savings bank, corporation, partnership, limited liability company, or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes under GAAP.

3.2 Capitalization.

(a) The authorized capital stock of Buyer consists of 150,000,000 shares of Buyer Common Stock, of which, as of the date of this Agreement, 49,392,978 shares were issued and outstanding, and 5,000,000 shares of preferred stock, $0.01 par value per share (such preferred stock, together with the Buyer Common Stock, the “Buyer Capital Stock”), none of which are issued and outstanding. As of the date hereof, no shares of Buyer Capital Stock were reserved for issuance except as disclosed in Section 3.2(a) of the Buyer Disclosure Schedule or for (i) 1,031,888 shares of Buyer Common Stock reserved for issuance pursuant to the equity-based compensation plans of Buyer disclosed in the Buyer Reports (the “Buyer Stock Plans”; stock option grants and restricted stock awards thereunder are referred to herein as “Buyer Equity Awards”). All of the issued and outstanding shares of Buyer Capital Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. All of the Buyer Stock Plans have been approved by the Buyer’s shareholders, to the extent such shareholder approval is required under the requirements of the Stock Exchange or the Code. Except as described in the Buyer Reports, as of the date of this Agreement, no trust preferred securities (the “Buyer Trust Preferred Securities”) or subordinated debt securities of Buyer or any of its Subsidiaries are issued or outstanding. As of the date of this Agreement, Buyer is not deferring interest payments with respect to any of the Buyer Trust Preferred Securities or related junior subordinated debt securities issued by it or any of its affiliates.

(b) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders may vote (“Voting Debt”) of Buyer are issued or outstanding.

(c) Except for (i) this Agreement and (ii) the Buyer Equity Awards issued prior to the date of this Agreement and disclosed in the Buyer Reports and otherwise pursuant to Buyer Benefit Plans, as of the date of this Agreement there are no options, subscriptions, warrants, calls, rights, commitments or agreements of any character to which Buyer or any of its Subsidiaries is a party or by which Buyer or any of its Subsidiaries is bound obligating Buyer or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Buyer Capital Stock or shares of capital stock or other equity ownership interests of any of its Subsidiaries or any Voting Debt or stock appreciation rights of Buyer or any of its Subsidiaries or obligating Buyer or any of its Subsidiaries to extend or enter into any such option, subscription, warrant, call, right, commitment or agreement or requiring Buyer or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Buyer Capital Stock or shares of capital stock or other equity ownership interests of any of its Subsidiaries. There are no outstanding contractual obligations of Buyer or any of its Subsidiaries pursuant to which Buyer or any of its Subsidiaries is or could be required to register shares of Buyer Capital Stock or other securities under the Securities Act.

(d) Except as disclosed in Section 3.2(d) of the Buyer Disclosure Schedule, Buyer owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of Buyer has been or is bound by any outstanding subscription, option, warrant, call, commitment or agreement of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) Each of Buyer and Buyer Bank has full corporate power and authority to execute and deliver this Agreement and, subject in the case of the adoption and approval of the Bank Merger pursuant to this Agreement by Buyer as the sole shareholder of Buyer Bank (which Buyer shall effect promptly after the date hereof), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved in a unanimous vote by the board of directors of Buyer and Buyer Bank. The board of directors of Buyer determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Buyer and its shareholders. Except for the adoption and approval of the Bank Merger by Buyer as the sole shareholder of Buyer Bank, no other corporate proceedings on the part of Buyer or Buyer Bank are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and Buyer Bank and (assuming due authorization, execution and delivery by Seller and Seller Bank) constitutes a valid and binding obligation of each of Buyer and Buyer Bank, enforceable against it in accordance with its terms (except as may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies). The shares of Buyer Common Stock to be issued in the Merger have been validly authorized and, when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of Buyer will have any preemptive right or similar rights in respect thereof.

(b) Neither the execution and delivery of this Agreement by Buyer and Buyer Bank, nor the consummation by Buyer or any of its Subsidiaries, as applicable, of the transactions contemplated hereby (including the Merger and the Bank Merger), nor compliance by Buyer or any of its Subsidiaries with any of the terms or provisions hereof or any of the terms and provisions of any agreement contemplated hereby, will (i) violate any provision of the Buyer Articles, the Buyer Bylaws or the organizational documents of any of its Subsidiaries, or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained or made, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Buyer or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, require the payment of any termination or like fee, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Buyer or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Buyer or any of its

Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except in the case of clause (ii) above for such violations, conflicts, breaches, losses, defaults, terminations, cancellations, accelerations, or Liens which would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Buyer.

3.4 Consents and Approvals . Except for (i) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “FRB”), Federal Deposit Insurance Corporation (the “FDIC”), the MCB and GDBF, with respect to the Merger and the Bank Merger, as applicable, and approval of such applications and notices, (ii) the filing of any required applications, filings or notices with any other federal, state or foreign agencies or regulatory (including self-regulatory) authorities (including the Stock Exchange and the Financial Industry Regulatory Authority) and approval or grant of such applications, filings and notices (the “Other Regulatory Approvals”), (iii) the filing with the Securities and Exchange Commission (the “SEC”) of a Proxy Statement/Prospectus in definitive form relating to the approval of this Agreement and the transactions contemplated hereby by the affirmative vote of the holders of a majority of the outstanding shares of Seller Common Stock entitled to vote (the “Requisite Seller Approval”) (including any amendments or supplements thereto, the “Approval Document/Prospectus”), and of the registration statement on Form S-4 (the “Form S-4”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), in which the Approval Document/Prospectus will be included as a prospectus, and declaration of effectiveness of the Form S-4 by the SEC, (iv) compliance with the applicable requirements of the Exchange Act and such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Buyer Common Stock constituting a portion of the Merger Consideration pursuant to this Agreement, (v) the filing of the Articles of Merger with the Georgia Secretary pursuant to the GBCC and the Mississippi Secretary pursuant to the MBCA, and the filing of the Bank Merger Certificates, and (vi) the approval of the listing on the Nasdaq Stock Market LLC (“Stock Exchange”) of the shares of Buyer Common Stock to be issued as the Merger Consideration, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) or Regulatory Agency are necessary by Buyer or Buyer Bank in connection with (A) the execution and delivery by Buyer and Buyer Bank of this Agreement or (B) the consummation by Buyer or any of its Subsidiaries, as applicable, of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, Buyer has no knowledge of any reason why the necessary regulatory approvals and consents will not be received to permit consummation of the Merger, the Bank Merger and the other transactions contemplated herein on a timely basis. Except for any consents, authorizations, or approvals which are listed in Sections 3.3 or 3.4 of the Buyer Disclosure Schedule and adoption and approval of the Bank Merger by Buyer as the sole shareholder of Buyer Bank, no consents, authorizations, or approvals of any person, other than a Governmental Entity or Regulatory Agency, are necessary by Buyer or Buyer Bank in connection with (x) the execution and delivery by Buyer and Buyer Bank of this Agreement or (y) the consummation by Buyer or any of its Subsidiaries, as applicable, of the Merger and the other transactions contemplated hereby (including the Bank Merger).

3.5 Regulatory Reports. Each of Buyer and its Subsidiaries has timely filed or furnished, as applicable, in correct form all reports, forms, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file or furnish, as applicable, since January 1, 2016 with (i) the FRB, (ii) the FDIC, (iii) any state or foreign regulatory authority, and (iv) any self-regulatory organization (an “SRO”) (individually, a “Regulatory Agency” and collectively, the “Regulatory Agencies”), and all other reports and statements required to be filed or furnished by them since January 1, 2016, including, without limitation, any report or statement required to be filed or furnished pursuant to the laws, rules or regulations of the United States, any state, any foreign entity or any Regulatory Agency, and have paid in full all fees and assessments due and payable in connection therewith, except where the failure to file or furnish such report, form, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Buyer and except with respect to Taxes. As of their filing date, each such report or other filing did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of Buyer and its Subsidiaries, no Regulatory Agency has initiated any proceeding or examination, or, to the knowledge of Buyer, investigation into the business or operations of Buyer or any of its Subsidiaries since January 1, 2016, except where such proceedings or investigations would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Buyer, or threatened to initiate any of the foregoing. There (x) is no material unresolved violation, criticism, or exception by any Regulatory Agency with respect to any written report or statement relating to any examinations or inspections of Buyer or any of its Subsidiaries and (y) are no material formal or informal inquires by (other than in the ordinary course of routine regulatory examinations and visitations), or material disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Buyer or any of its Subsidiaries.

3.6 Financial Statements. The consolidated financial statements of Buyer and its Subsidiaries included in the Buyer Reports (including the related notes, where applicable) fairly present in all material respects the consolidated results of operations, changes in shareholders’ equity, cash flows and financial position of Buyer and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount and immaterial in any event); each of such statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Buyer and its Subsidiaries have been since January 1, 2016, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Since January 1, 2016, no independent public accounting firm of Buyer has resigned (or informed Buyer that it intends to resign) or been dismissed as independent public accountants of Buyer as a result of or in connection with any disagreements with Buyer on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

3.7 Broker’s Fees. Except for Keefe, Bruyette & Woods, Inc. (“KBW”), neither Buyer nor any of its Subsidiaries or any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

3.8 Absence of Certain Changes or Events.

(a) Since December 31, 2017, there have been no events, occurrences, developments or changes that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Buyer.

(b) Since December 31, 2017, through and including the date of this Agreement, except with respect to the transactions contemplated hereby or as required or permitted by this Agreement, Buyer and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

3.9 Legal Proceedings.

(a) Neither Buyer nor any of its Subsidiaries is a party to any, and there are no pending or, to Buyer’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Buyer or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement as to which, in any such case, if adversely determined would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Buyer.

(b) There is no injunction, order, judgment, decree, or regulatory restriction (other than those that apply to similarly situated bank holding companies or banks) imposed upon Buyer, any of its Subsidiaries or the assets of Buyer or any of its Subsidiaries that, either individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on Buyer.

3.10 Taxes and Tax Returns. Except as has not had, and would not reasonably be expected to have, a Material Adverse Effect on Buyer:

(a) Each of Buyer and its Subsidiaries has timely filed all federal, state, foreign and local information returns and Tax Returns required to be filed by it and has timely paid all Taxes that are due or claimed to be due from it by federal, state, foreign or local taxing authorities, other than Taxes or other governmental charges that are not yet delinquent or are being contested in good faith or have not been finally determined and in each case have been adequately reserved against under GAAP. All such Tax Returns are accurate and complete.

(b) There are no audits, examinations, assessments, litigation, proposed adjustments, matters in controversy or other disputes pending, or to the knowledge of Buyer, asserted, for Taxes or assessments upon Buyer or any of its Subsidiaries for which Buyer does not have reserves that are adequate under GAAP.

(c) Neither Buyer nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Buyer and its Subsidiaries, or that was entered into with customers, vendors, lessors or the like in the ordinary course of business).

(d) Within the past five (5) years, neither Buyer nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(e) Neither Buyer nor any of its Subsidiaries has any liability for Taxes of any person (other than Buyer or any of its Subsidiaries) arising from the application of Section 1.1502-6 of the Treasury Regulations promulgated under the Code (the “Treasury Regulations”) or any analogous provision of state, local or foreign law, or as a transferee or successor.

(f) No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to Buyer or any of its Subsidiaries that would have effect after the Effective Time.

(g) All Taxes required to be withheld, collected or deposited by or with respect to Buyer or any of its Subsidiaries have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority.

(h) Neither Buyer nor any of its Subsidiaries has granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any Tax, which waiver or extension has not since expired.

(i) Neither Buyer nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, social security, unemployment, severance, withholding, duties, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, fees, levies or like assessments together with all penalties and additions to tax and interest thereon.

3.11 Employee Benefits.

(a) Section 3.11(a) of the Buyer Disclosure Schedule sets forth a true and complete list of all material deferred compensation, incentive compensation, stock purchase, stock option or other equity-based, retention, employment, consulting, change in control, severance or termination pay, hospitalization or other medical, life, dental, vision, disability or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plans, programs, agreements or arrangements, and each other fringe or other material employee benefit plan, program, agreement or arrangement (including any “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether written or unwritten, whether or not subject to ERISA), sponsored, maintained or contributed to or required to be contributed to by Buyer or any of its Subsidiaries or by any trade or business, whether or not incorporated, which together with Buyer or any of its Subsidiaries, would be deemed a “single-employer” under Section 414 of the Code or Section 4001 of ERISA (a “Buyer ERISA Affiliate”), for the benefit of any current or former employee, independent contractor, consultant, officer, manager or director (and/or their dependents or beneficiaries) of Buyer, any Subsidiary of Buyer or any Buyer ERISA Affiliate, or with respect to which Buyer, any Subsidiary of Buyer or any Buyer ERISA Affiliate otherwise has any material liabilities or obligations, contingent or otherwise (such arrangements, whether or not material, the “Buyer Benefit Plans”).

(b) Except as described in Section 3.11(b) of the Buyer Disclosure Schedule, no Buyer Benefit Plan is (i) a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA; (ii) a plan that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code; (iii) a multiple employer plan as defined in Section 413(c) of the Code or within the meaning of Sections 4063, 4064 or 4066 of ERISA; or (iv) a multiple employer welfare arrangement as defined in Section 3(40) of ERISA, and neither Buyer, any Subsidiary of Buyer, nor any Buyer ERISA Affiliate has maintained, contributed to, or been required to contribute to any employee benefit plan described in clauses (i), (ii), (iii) or (iv) above within the last six (6) years.

(c) Except as described in Section 3.11(c) of the Buyer Disclosure Schedule, none of the Buyer Benefit Plans that are “welfare benefit plans,” within the meaning of Section 3(1) of ERISA, provide for continuing benefits or coverage after termination or retirement from employment, except for COBRA rights under a “group health plan” as defined in Section 4980B(g) of the Code and Section 607 of ERISA.

(d) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Buyer, (i) each of the Buyer Benefit Plans has been established, operated and administered in compliance with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code, (ii) each of the Buyer Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter (upon which Buyer is entitled to rely) from the United States Internal Revenue Service (the “IRS”) that such Buyer Benefit Plan is so qualified, and to the knowledge of Buyer, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such Buyer Benefit Plan, (iii) all contributions due and payable by Buyer or its Subsidiaries with respect to each Buyer Benefit Plan in respect of current or any prior plan years have been paid or accrued in accordance with applicable law, (iv) none of Buyer, its Subsidiaries or, to the knowledge of Buyer, any other person, including any fiduciary, has engaged in a transaction in connection with which Buyer, its Subsidiaries or any Buyer Benefit Plan will be subject to either a civil penalty assessed pursuant to Section 406 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code, and (v) there are no pending or, to the knowledge of Buyer, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Buyer Benefit Plans or any trusts related thereto.

(e) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result in any payment (including, without limitation, severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or employee of Buyer or any of its Subsidiaries from Buyer or any of its Subsidiaries under any Buyer Benefit

Plan or otherwise, (ii) increase any benefits otherwise payable under any Buyer Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any such payments or benefits.

(f) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Buyer, each Buyer Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) and not otherwise exempt from Section 409A of the Code has been maintained and operated in compliance with Section 409A of the Code, IRS Notice 2005-1, Treasury Regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto, and no additional tax under Section 409A(a)(1)(B) of the Code has been or, to the knowledge of Buyer, is reasonably expected to be incurred by a participant in any such Buyer Benefit Plan.

3.12 Buyer Reports. Buyer has filed all required reports, forms, schedules, registration statements and other documents with the SEC that it has been required to file since January 1, 2016 (such documents, together will all exhibits and schedules thereto and all information incorporated by reference therein, the “Buyer Reports”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the Buyer Reports complied in all material respects with the requirements of the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations of the SEC thereunder applicable to such Buyer Reports, and none of the Buyer Reports when filed with the SEC, or if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Buyer and each of its officers and directors are in compliance in all material respects, and have complied in all material respects, with the applicable listing and corporate governance rules and regulations of the Stock Exchange.

3.13 Compliance with Applicable Law.

(a) Buyer and each of its Subsidiaries holds, and has at all times since January 1, 2016 held, all licenses, franchises, permits, patents, trademarks and authorizations, and have made all filings, applications and registrations with Governmental Entities, necessary for the lawful conduct of their respective businesses under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), all of which are in full force and effect, except where the failure to hold such license, franchise, permit, patent, trademark or authorization in full force and effect, to make such filing, application or registration, or to pay such fee or assessment would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Buyer. To the knowledge of Buyer, no suspension or cancellation of any such necessary license, franchise, permit, patent, trademark or authorization is threatened. Except for any noncompliance or default that would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Buyer, Buyer and each of its Subsidiaries have since January 1, 2016 complied with and are not in default under any, applicable law, statute, order, rule, regulation, policy, agreement and/or guideline of any Governmental Entity or Regulatory Agency relating to Buyer or any of its Subsidiaries, including, without limitation, laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Small Business Act of July 30, 1953, any regulations promulgated by the Consumer Financial Protection Bureau or the FDIC, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Neither Buyer nor any of its Subsidiaries has received any written notice from any Governmental Entity asserting that Buyer or any of its Subsidiaries is in violation of or default with respect to any of the foregoing, except for such noncompliance or default that would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Buyer.

(b) Buyer and each of its Subsidiaries are and since January 1, 2016 have been conducting operations at all times in compliance in all material respects with all money laundering laws administered or enforced by any Governmental Entity in jurisdictions where each of them conducts business, including, without limitation, applicable financial record keeping and reporting requirement of such laws (collectively, the “Anti-Money Laundering Laws”). Buyer and each of its Subsidiaries have established and maintain a system of internal controls designed to ensure material compliance by each of them with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws. The board of directors of Buyer Bank has adopted and Buyer Bank has implemented an anti-money laundering program that contains customer identification verification procedures that has not been deemed ineffective by any Governmental Entity or Regulatory Agency and that meets the requirements of Sections 352 and 326 of the USA Patriot Act.

3.14 Certain Contracts.

(a) Neither Buyer nor Buyer Bank is in default under any contract filed as an exhibit to Buyer’s Annual Report on Form 10-K for the year ended December 31, 2017 (the “Buyer 2017 Form 10-K”), other than defaults which would not reasonably be likely to result in, individually or in the aggregate, a Material Adverse Effect on Buyer (each contract is referred to herein as a “Buyer Material Contract”).

(b) Neither Buyer nor any of its Subsidiaries has knowledge of, or has received notice of, any default or any violation of any Buyer Material Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Buyer. To Buyer’s knowledge, each third-party counterparty to each Buyer Material Contract has in all respects performed all obligations required to be performed by it to date under such Buyer Material Contract.

3.15 Agreements with Regulatory Agencies. Neither Buyer nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any material civil monetary penalty by, or has been a recipient of any supervisory letter from or has adopted any board resolutions at the request of, any Regulatory Agency or other Governmental Entity, that, in each of any such cases, currently restricts in any material respect the conduct of its business, would restrict the consummation of the transactions contemplated by this Agreement or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies or its management or its business (each, a “Buyer Regulatory Agreement”), nor has Buyer or any of its Subsidiaries been advised by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Buyer Regulatory Agreement.

3.16 Undisclosed Liabilities. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Buyer, neither Buyer nor any of its Subsidiaries has any liabilities or obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, except for liabilities and obligations (i) set forth or adequately provided for in the consolidated balance sheet included in the Buyer 2017 Form 10-K, (ii) incurred in the ordinary course of business and consistent with past practice since December 31, 2017 (none of which arises from a breach of any contract or agreement, breach of warranty, tort, infringement, violation of applicable law or any litigation or other proceeding or is otherwise a “loss contingency” within the meaning of ASC Topic 450, Contingencies) or (iii) incurred in connection with this Agreement or the transactions contemplated hereby.

3.17 Regulatory Capitalization. Buyer Bank is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. Buyer is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FRB. Buyer has no knowledge of the existence of any fact or circumstance or set of facts or circumstances which would be reasonably expected to result in Buyer or Buyer Bank failing to be “well-capitalized” within the next twelve (12) months.

3.18 Deposit Insurance. The deposits of Buyer Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act (“FDIA”) to the full extent permitted by law, and Buyer Bank has paid all premiums and assessments when due and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to Buyer’s knowledge, threatened. As of the date hereof, other than reciprocal deposit accounts obtained through Promontory Interfinancial Network, LLC, none of Buyer Bank’s deposits are “brokered” deposits (as such term is defined in 12 C.F.R. § 337.6(a)(2)) or are subject to any material Lien, legal restraint or other legal process (other than garnishments, pledges, liens, levies, subpoenas, set off rights, escrow limitations and similar actions taken in the ordinary course of business).

3.19 Community Reinvestment Act, Anti-money Laundering and Customer Information Security. Buyer has received a rating of “Satisfactory” in its most recent exam under the Community Reinvestment Act, as amended (the “CRA”). To Buyer’s knowledge, no facts or circumstances exist which would cause Buyer or any of its Subsidiaries: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than “satisfactory”; (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Buyer pursuant to 12 C.F.R. Part 364.

3.20 Transactions with Affiliates. Except for transactions, agreements, arrangements or understandings between Buyer and any of its Subsidiaries, there are no outstanding amounts payable to or receivable from, or advances by Buyer or any of its Subsidiaries to, and neither Buyer nor any of its Subsidiaries is otherwise a creditor or debtor to, any director, executive officer, five percent (5%) or greater shareholder or other affiliate of Buyer or any of its Subsidiaries, or to Buyer’s knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, other than part of the normal and customary terms of such persons’ employment or service as a director with Buyer or any of its Subsidiaries and other than deposits held by Buyer Bank or loans made or other financial services provided by Buyer Bank in the ordinary course of business and in compliance in all material respects with all applicable laws and regulations. All agreements between Buyer or any of its Subsidiaries and any of their respective affiliates comply in all material respects, to the extent applicable, with Regulation W of the FRB.

3.21 Reorganization. Buyer is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger or the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.22 Information Supplied. The information relating to Buyer and its Subsidiaries and their respective directors and officers that is provided by Buyer or its representatives specifically for inclusion or incorporation by reference in (a) the Approval Document/Prospectus, on the date it (and any amendment or supplement thereto) is filed and first mailed to Seller’s shareholders and at the time of the Seller Shareholders’ Meeting, (b) the Form S-4, when it and any amendment thereto is filed and becomes effective under the Securities Act, and (c) any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading; provided, that information as of a later date shall be deemed to modify information as of an earlier date. The Form S-4 and the portions of the Approval Document/Prospectus relating to Buyer and its Subsidiaries and their respective directors and officers and other portions within the reasonable control of Buyer and its Subsidiaries will comply in all material respects with the provisions of the Securities Act and Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Buyer with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Seller or its Subsidiaries for inclusion in the Approval Document/Prospectus, the Form S-4 or any other document filed with any other Regulatory Agency in connection herewith.

3.23 Internal Controls. Buyer has implemented and maintains a system of (i) “disclosure controls and procedures” (as defined in Rule 13(a)-15(e) under the Exchange Act) effective for ensuring that information Buyer is required to disclose in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to Buyer’s chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure, and (ii) internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Buyer has disclosed, based on its most recent evaluation prior to the date hereof, to Buyer’s outside auditors and the audit committee of Buyer’s board of directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Buyer’s ability to record, process, summarize and report financial information, and (y) to the knowledge of Buyer, any fraud, whether or not material, that involves management or other employees who have a significant role in Buyer’s internal controls over financial reporting. Copies of any such disclosures were made in writing by management to Buyer’s auditors and audit committee and a copy has been previously made available to Seller.

3.24 Opinion of Buyer Financial Advisor. Prior to the execution of this Agreement, the board of directors of Buyer has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of KBW, to the effect that as of the date thereof and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration is fair from a financial point of view to Buyer. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.25 Regulatory Matters. Neither Buyer nor any of its Subsidiaries has taken or agreed to take any action which could reasonably be expected to materially impede or delay receipt of any consents of Regulatory Authorities referred to in Section 6.1 or result in failure of the condition in Section 7.1(c).

3.26 No Further Representations.

(a) Except for the representations and warranties made by Buyer and Buyer Bank in this Article III, neither Buyer, Buyer Bank nor any other person makes any express or implied representation or warranty with respect to Buyer, its Subsidiaries, or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise), and each of Buyer and Buyer Bank hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Buyer, Buyer Bank nor any other person makes or has made any representation or warranty to the Seller or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Buyer or any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Buyer and Buyer Bank in this Article III, any oral or written information presented to the Seller or any of its affiliates or representatives in the course of their due diligence investigation of Buyer, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Each of Buyer and Buyer Bank acknowledges and agrees that neither Seller, Seller Bank nor any other person has made or is making, and they have not relied upon, any express or implied representation or warranty regarding Seller or any of its Subsidiaries other than those contained in Article IV.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES

OF SELLER

Except as disclosed in the disclosure schedule (the “Seller Disclosure Schedule”) delivered by Seller to Buyer prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV or to one or more of Seller’s covenants contained in Article V, provided, however, that, notwithstanding anything in this Agreement to the contrary, any disclosures made with respect to a section of this Article IV shall be deemed to qualify any other section of this Article IV (A) specifically referenced or cross-referenced or (B) to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such section), Seller and Seller Bank, jointly and severally, hereby represent and warrant to Buyer and Buyer Bank as follows:

4.1 Corporate Organization.

(a) Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia. Seller has full corporate and other power and authority to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties or assets owned or leased by it makes such licensing or qualification necessary, except to the extent that the failure to have such power or authority, or failure to be so licensed, qualified or in good standing, would not reasonably be expected to have a Material Adverse Effect on Seller. Seller has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to own, lease and operate its properties and to engage in the business and activities now conducted by it, except where the failure to have such licenses, franchises, permits and other governmental authorizations would not, either individually or in the aggregate, have a Material Adverse Effect on Seller.

(b) Seller is a bank holding company registered under the BHC Act. Seller Bank is a member of the Federal Reserve System. True and complete copies of the Seller’s articles of incorporation (the “Seller Articles”), and amended and restated bylaws (the “Seller Bylaws”), as in effect as of the date of this Agreement, have previously been made available by Seller to Buyer.

(c) Section 4.1(c) of the Seller Disclosure Schedule lists the direct and indirect Subsidiaries of Seller. Each Subsidiary of Seller, including Seller Bank, (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) is, in the case of Seller Bank, a Georgia banking corporation, (iii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Seller and (iv) has all requisite corporate, limited liability company or trust, as applicable, power and authority to own or lease its properties and assets and to carry on its business as now conducted, except to the extent that, individually or in the aggregate, the failure to have such power or authority would not reasonably be expected to have a Material Adverse Effect on Seller.

(d) Other than as listed on Section 4.1(d) of Seller Disclosure Schedule and Seller Bank’s ownership of stock of the Federal Reserve Bank of Atlanta and the Federal Home Loan Bank of Atlanta, Seller does not own or control, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any other entity.

4.2 Capitalization.

(a) The authorized capital stock of Seller consists of ten million (10,000,000) shares of Seller Common Stock, of which 297,506.6 shares were issued and outstanding as of the date of this Agreement (inclusive of

4,530.7 shares of Seller Common Stock granted in respect of Seller Restricted Share Awards and 4,146.77 shares of Seller Common Stock reserved for issuance under the Seller Deferred Compensation Plan), and two million (2,000,000) shares of preferred stock, no par value per share (such preferred stock, together with the Seller Common Stock, the “Seller Capital Stock”), no shares of which are issued and outstanding. As of the date hereof, no shares of Seller Capital Stock were reserved for issuance except for 29,705 shares of Seller Common Stock reserved for issuance upon the exercise of outstanding Seller Stock Options issued pursuant to the Seller Stock Plans. All of the issued and outstanding shares of Seller Capital Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. All outstanding shares of Seller Capital Stock and all outstanding shares of the capital stock of each of Seller’s Subsidiaries have been issued in compliance with all applicable federal and state securities laws. Except as set forth in Section 4.2(a) of the Seller Disclosure Schedule, as of the date of this Agreement, no trust preferred securities (the “Seller Trust Preferred Securities”) or subordinated debt securities of Seller or any of its Subsidiaries are issued or outstanding. As of the date of this Agreement, Seller is not deferring interest payments with respect to any of the Seller Trust Preferred Securities or related junior subordinated debt securities issued by it or any of its affiliates.

(b) No Voting Debt of Seller is issued or outstanding.

(c) Except for (i) this Agreement, and (ii) the Seller Equity Awards issued prior to the date of this Agreement and set forth in Section 4.2(a), as of the date of this Agreement there are no options, subscriptions, warrants, calls, rights, commitments or agreements of any character to which Seller or any of its Subsidiaries is a party or by which Seller or any of its Subsidiaries is bound obligating Seller or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Seller Capital Stock or shares of capital stock or other equity ownership interests or securities convertible into or representing the right to purchase or otherwise receive any of the foregoing of any of its Subsidiaries or any Voting Debt or stock appreciation rights of Seller or any of its Subsidiaries or obligating Seller or any of its Subsidiaries to extend or enter into any such option, subscription, warrant, call, right, commitment or agreement or requiring Seller or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Seller Capital Stock or shares of capital stock or other equity ownership interests of any of its Subsidiaries. Except pursuant to that certain Amended and Restated Shareholders’ Agreement, dated as of September 21, 2016, by and among Seller and the shareholders party thereto (the “Seller Shareholders’ Agreement”), there are no outstanding contractual obligations of Seller or any of its Subsidiaries pursuant to which Seller or any of its Subsidiaries is or could be required to register shares of Seller Capital Stock or other securities under the Securities Act. Other than the Seller Shareholders’ Agreement and the Shareholder Support Agreements, there are no proxies, voting trusts, agreements, arrangements or other understandings with respect to the voting of Seller Capital Stock to which Seller is a party. All of the Seller Stock Plans have been approved by Seller’s shareholders, or shareholders of corporations that Seller has acquired, in accordance with the requirements of the laws of the applicable state and the Code.

(d) Seller owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries, free and clear of any Liens, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of Seller has been or is bound by any outstanding subscription, option, warrant, call, commitment or agreement of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities convertible into or representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) Each of Seller and Seller Bank has full corporate power and authority to execute and deliver this Agreement and, subject in the case of (i) the consummation of the Merger to the receipt of the Requisite Seller

Approval and (ii) the adoption and approval of the Bank Merger pursuant to this Agreement by Seller as the sole shareholder of Seller Bank (which Seller shall effect promptly after the date hereof), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved in a unanimous vote by the board of directors of Seller and Seller Bank. The board of directors of Seller determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Seller and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Seller’s shareholders for approval and, except for the Requisite Seller Approval and the adoption and approval of the Bank Merger by Seller as the sole shareholder of Seller Bank, no other corporate proceedings on the part of Seller or Seller Bank are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and Seller Bank and (assuming due authorization, execution and delivery by Buyer and Buyer Bank) constitutes a valid and binding obligation of each of Seller and Seller Bank, enforceable against it in accordance with its terms (except as may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

(b) Neither the execution and delivery of this Agreement by Seller and Seller Bank, nor the consummation by Seller or any of its Subsidiaries, as applicable, of the transactions contemplated hereby (including the Merger and the Bank Merger), nor compliance by Seller or any of its Subsidiaries with any of the terms or provisions hereof or any of the terms and provisions of any agreement contemplated hereby, will (i) assuming receipt of all required approvals under the Seller Shareholders’ Agreement, violate any provision of the Seller Articles or the Seller Bylaws or the organizational documents of any of its Subsidiaries, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained or made, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Seller or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, require the payment of any termination or like fee, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Seller or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Seller or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except in the case of clause (ii) above for such violations, conflicts, breaches, losses, defaults, terminations, cancellations, accelerations, or Liens which would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Seller.

4.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the FRB, the FDIC, the MCB and the GDBF, with respect to the Merger and the Bank Merger, as applicable, and approval of such applications and notices, (ii) the Other Regulatory Approvals, (iii) the filing with the SEC of the Form S-4 (which shall include the Approval Document/Prospectus) and declaration of effectiveness of the Form S-4 by the SEC, (iv) compliance with the applicable requirements of the Exchange Act and such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Buyer Common Stock constituting a portion of the Merger Consideration pursuant to this Agreement, and (v) the filing of the Articles of Merger with the Georgia Secretary pursuant to the GBCC, the filing of the Articles of Merger with the Mississippi Secretary pursuant to the MBCA and the filing of the Bank Merger Certificates, no consents or approvals of or filings or registrations with any Governmental Entity or Regulatory Agency are necessary by Seller or Seller Bank in connection with (A) the execution and delivery by Seller and Seller Bank of this Agreement or (B) the consummation by Seller or any of its Subsidiaries, as applicable, of the Merger and the other transactions contemplated hereby (including the Bank Merger). Except for any consents, authorizations, or approvals which are listed in Sections 4.3 or 4.4 of the Seller Disclosure Schedule, receipt of the Requisite Seller Approval and adoption and approval of the Bank Merger by Seller as the sole shareholder of Seller Bank, no consents, authorizations, or approvals of any person, other than a

Governmental Entity or Regulatory Agency, are necessary by Seller or Seller Bank in connection with (x) the execution and delivery by Seller and Seller Bank of this Agreement or (y) the consummation by Seller or any of its Subsidiaries, as applicable, of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, Seller has no knowledge of any reason why the necessary regulatory approvals and consents will not be received to permit consummation of the Merger, the Bank Merger and the other transactions contemplated herein on a timely basis.

4.5 Reports. Each of Seller and its Subsidiaries has timely filed or furnished, as applicable, in correct form all reports, forms, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file or furnish, as applicable, since January 1, 2015 with the Regulatory Agencies, and all other reports and statements required to be filed or furnished, as applicable, by them since January 1, 2015, including, without limitation, any report or statement required to be filed or furnished pursuant to the laws, rules or regulations of the United States, any state, any foreign entity or any Regulatory Agency or pursuant to any Seller Regulatory Agreement, and have paid in full all fees and assessments due and payable in connection therewith, except where the failure to file or furnish such report, form, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Seller and except with respect to Taxes. As of their filing date, each such report or other filing did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of Seller and its Subsidiaries, no Regulatory Agency has initiated any proceeding or examination or, to the knowledge of Seller, investigation into the business or operations of Seller or any of its Subsidiaries since January 1, 2015 or threatened to initiate any of the foregoing. There (x) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any written report or statement relating to any examinations or inspections of Seller or any of its Subsidiaries or any Seller Regulatory Agreement, and (y) are no formal or informal inquires by (other than in the ordinary course of routine regulatory examinations and visitations), or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Seller or any of its Subsidiaries.

4.6 Financial Statements.

(a) Seller has delivered to Buyer true, correct and complete copies, including notes, of the audited financial statements of Seller for the years ended December 31, 2016, 2015, and 2014, including consolidated balance sheets, consolidated statements of income, consolidated statements of cash flows, consolidated statements of comprehensive income and consolidated statements of changes in shareholders’ equity, in each case accompanied by the audit report of Porter Keadle Moore, LLC, and unaudited financial statements of Seller for the twelve months ended December 31, 2017 (collectively, the “Seller Financial Statements”). The Seller Financial Statements fairly present in all material respects the consolidated results of operations, changes in shareholders’ equity, cash flows and financial position of Seller and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount and immaterial in any event); each of such statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements; and each of such statements (including the related notes, where applicable) has been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Seller and its Subsidiaries since January 1, 2015 have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Since January 1, 2015, no independent public accounting firm of Seller has resigned (or informed Seller that it intends to resign) or been dismissed as independent public accountants of Seller as a result of or in connection with any disagreements with Seller on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Since January 1, 2015 (i) neither Seller nor any of its Subsidiaries nor, to the knowledge of Seller, any director, officer, employee, auditor, accountant or representative of it or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Seller or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Seller or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) to the knowledge of Seller, no attorney representing Seller or any of its Subsidiaries, whether or not employed by Seller or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Seller or any of its officers, directors, employees or agents to Seller’s board of directors or any committee thereof or to any of Seller’s directors or officers.

4.7 Broker’s Fees. Except for Evercore Group L.L.C. (“Evercore”) and Banks Street Partners, LLC, neither Seller nor any of its Subsidiaries or any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

4.8 Absence of Certain Changes or Events.

(a) Since December 31, 2017, there have been no events, occurrences, developments or changes that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Seller.

(b) Since December 31, 2017, through and including the date of this Agreement, except with respect to the transactions contemplated hereby or as required or permitted by this Agreement, Seller and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.9 Legal Proceedings.

(a) Neither Seller nor any of its Subsidiaries is a party to any, and there are no pending or, to Seller’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Seller or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement as to which, in any such case, if adversely determined, would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Seller.

(b) There is no injunction, order, judgment, decree, or regulatory restriction (other than those that apply to similarly situated bank holding companies or banks) imposed upon Seller or any of its Subsidiaries or the assets of Seller or any of its Subsidiaries that either individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on Seller.

4.10 Taxes and Tax Returns.

(a) Each of Seller and its Subsidiaries has timely filed all federal, state, foreign and local information returns and Tax Returns required to be filed by it and has timely paid all Taxes that are due or claimed to be due from it by federal, state, foreign or local taxing authorities, other than Taxes or other governmental charges that are (i) not yet due and payable, (ii) are being contested in good faith and are set forth on Section 4.10 of the Seller Disclosure Schedule, or (iii) have not been finally determined, and in each case these Taxes and other governmental charges have been adequately reserved against under GAAP (including for the Taxes not yet due and payable), as to which the failure to file, pay or make provision for would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Seller. All such Tax Returns are accurate and complete in all material respects. No written claim has been made by any Governmental Entity in any jurisdiction where the Seller or any of its Subsidiaries does not file Tax Returns that it is, or may be, subject to Tax in that jurisdiction that has not been resolved. The income Tax Returns of Seller and its Subsidiaries for all taxable periods ended on or prior to December 31, 2014 are closed to examination due to the expiration of the applicable statute of limitations.

(b) There are no material audits, examinations, assessments, litigation, proposed adjustments, matters in controversy or other disputes pending, or threatened or asserted in writing, or to the knowledge of Seller, otherwise asserted, for Taxes or assessments upon Seller or any of its Subsidiaries, other than as set forth on Section 4.10 of the Seller Disclosure Schedule (for which Seller has reserves that are adequate under GAAP).

(c) Except as has not had, and would not reasonably be expected to have, a Material Adverse Effect on Seller:

(i) Neither Seller nor any of its Subsidiaries is a party to or is bound by any, written or unwritten, Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Seller and its Subsidiaries, or that was entered into with customers, vendors, lessors or the like in the ordinary course of business).

(ii) Within the past five (5) years, neither Seller nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(iii) Except as set forth on Section 4.10 of the Seller Disclosure Schedule, neither Seller nor any of its Subsidiaries has ever been a member of a consolidated, combined, or unitary Tax group (other than a group of which Seller is or was the common parent) or has any liability for Taxes of any person (other than Seller or any of its Subsidiaries) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor.

(iv) Neither Seller nor any of its Subsidiaries will be required to include in a taxable period ending after the Effective Time taxable income attributable to (i) a change in method of accounting pursuant to Section 481 of the Code (or any similar provision of state, local or foreign law) prior to the Effective Time, (ii) an installment sale or open transaction disposition made on or entered into prior to the Effective Time, (iii) a prepaid amount received on or prior to the Closing Date, (iv) a “closing agreement” within the meaning of Section 7121(a) of the Code (or any similar provision of state, local or foreign law) or (v) an election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign law).

(d) All Taxes required to be withheld, collected or deposited by or with respect to Seller or any of its Subsidiaries have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority (including with respect to any employee or independent contractor), except for failures to so withhold, collect or deposit that are immaterial, individually and in the aggregate.

(e) Neither Seller nor any of its Subsidiaries has (i) granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any Tax, which waiver or extension has not since expired, or (ii) requested any extension of time within which to file any Tax Return which Tax Return has not since been filed, (iii) has applied with the IRS for a change in accounting method (nor does Seller or any of its Subsidiaries have any knowledge that the IRS has proposed any such change of accounting method), as contemplated by Section 481 of the Code, (iv) ever been an S corporation within the meaning of Section 1361(a) of the Code, or participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(f) Neither Seller nor any of its Subsidiaries is a partner or a member of any partnership, joint venture or any other arrangement that could be classified as a partnership for U.S. federal income tax purposes.

(g) Seller and its Subsidiaries have disclosed on their income Tax Returns all positions taken therein that could reasonably be expected to give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code.

(h) No Liens for Taxes exist upon, or with respect to, any of the assets or properties of Seller or any of its Subsidiaries, except for Liens for Taxes not yet due and payable.

4.11 Employees.

(a) Seller has made available to Buyer a complete and correct list of the position, hire date, cost center within Seller, rate of compensation and any incentive compensation arrangements, bonuses or commissions or fringe or other benefits, whether payable in cash or in kind, of (i) each director and employee of Seller and its Subsidiaries, (ii) each independent contractor, consultant and agent of Seller or a Subsidiary of Seller and any person leased from another employer who has received or is entitled to payments and/or benefits of $25,000 or more on an annual basis during fiscal year 2017 or who is proposed to receive or be entitled to payments and/or benefits of $25,000 or more on an annual basis during fiscal year 2018, and (iii) each other person to whom Seller or any Subsidiary of Seller pays or provides, or has an obligation, agreement (written or unwritten), policy or practice of paying or providing, retirement, health, welfare or other benefits of any kind or description whatsoever.

(b) There is no collective bargaining agreement in effect between Seller or any of its Subsidiaries and any labor unions or organizations representing any of the employees of Seller or any of its Subsidiaries. Since January 1, 2015, neither Seller nor any of its Subsidiaries has experienced any organized slowdown, work interruption, strike or material work stoppage by its employees, and, to the knowledge of Seller, there is no strike, material labor dispute or union organization activity pending or threatened affecting Seller or any of its Subsidiaries.

(c) Seller and its Subsidiaries are, and since January 1, 2015, have been, in compliance with all domestic or foreign federal, state, provincial, local or municipal laws, ordinances, codes, principles of common law, regulations, orders, directives or other legal requirements regarding employment and employment practices, terms and conditions of employment, wages and hours, anti-discrimination and occupational health and safety, including laws concerning unfair labor practices within the meaning of Section 8 of the National Labor Relations Act, as amended, the employment of non-citizens under the Immigration Reform and Control Act of 1986, as amended, and the proper classification of individuals as employees or independent contractors, except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Seller. There is no claim or proceeding brought by or on behalf of any employee or former employee of Seller or any of its Subsidiaries under the Fair Labor Standards Act, Title VII of the Civil Rights Act of 1964, the Family Medical Leave Act, the National Labor Relations Act, the Americans with Disabilities Act, the Age Discrimination in Employment Act, the Uniformed Services Employment and Reemployment Rights Act, the Genetic Information Nondiscrimination Act, the Equal Pay Act, the Worker Adjustment and Retraining Notification Act or any other legal requirement pending or, to the knowledge of Seller, threatened against Seller or any of its Subsidiaries that, either individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on Seller.

(d) Seller has complied, or will comply prior to the Effective Time, in all respects with all obligations existing on or before the Effective Time imposed by the Worker Adjustment and Retraining Notification Act (the “WARN Act”) and any applicable similar state or local law, including providing all notices required thereunder with respect to employees of Seller and its Subsidiaries (including Brand Mortgage Group, LLC).

4.12 Employee Benefits.

(a) Section 4.12(a) of the Seller Disclosure Schedule sets forth a true and complete list of all deferred compensation, incentive compensation, stock purchase, stock option or other equity-based, retention, employment, consulting, change in control, severance or termination pay, hospitalization or other medical, life, dental, vision, disability or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plans, programs, agreements or compensatory arrangements, and each other perquisite, fringe or other material employee benefit plan, program, agreement or arrangement (including any “employee benefit plan”

within the meaning of Section 3(3) of ERISA, whether written or unwritten, whether or not subject to ERISA), sponsored, maintained or contributed to or required to be contributed to by Seller or any of its Subsidiaries or by any trade or business, whether or not incorporated, which together with Seller or any of its Subsidiaries, would be deemed a “single-employer” under Section 414 of the Code or Section 4001 of ERISA (a “Seller ERISA Affiliate”), for the benefit of any current or former employee, independent contractor, consultant, officer, manager or director (and/or their dependents or beneficiaries) of Seller, any Subsidiary of Seller or any Seller ERISA Affiliate, or with respect to which Seller, any Subsidiary of Seller or any Seller ERISA Affiliate otherwise has any material liabilities or obligations, contingent or otherwise (such arrangements, whether or not material, the “Seller Benefit Plans”).

(b) No Seller Benefit Plan is (i) a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA; (ii) a plan that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code; (iii) a multiple employer plan as defined in Section 413(c) of the Code or within the meaning of Sections 4063, 4064 or 4066 of ERISA; or (iv) a multiple employer welfare arrangement as defined in Section 3(40) of ERISA. Neither Seller, any Subsidiary of Seller, nor any Seller ERISA Affiliate has maintained, contributed to, or been required to contribute to any employee benefit plan described in clause (i), and neither Seller, any Subsidiary of Seller nor any Seller ERISA Affiliate has maintained, contributed to or been required to contribute to any employee benefit plan described in clauses (ii), (iii) or (iv) above within the last six (6) years.

(c) None of the Seller Benefit Plans that are “welfare benefit plans,” within the meaning of Section 3(1) of ERISA, provide for continuing benefits or coverage after termination or retirement from employment, except for COBRA rights under a “group health plan” as defined in Section 4980B(g) of the Code and Section 607 of ERISA.

(d) With respect to each material Seller Benefit Plan, Seller has delivered or made available to Buyer complete copies of each of the following documents (to the extent applicable): (i) a copy of each written Seller Benefit Plan currently in effect (including any material amendments thereto); (ii) a copy of the two (2) most recent Form 5500 annual reports, if any, required under ERISA or the Code; (iii) a copy of the most recent summary plan description (and any summary of material modifications), if any, required under ERISA; (iv) if the Seller Benefit Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement (including any amendments thereto); (v) if the Seller Benefit Plan is intended to be qualified under Section 401(a) of the Code, the most recent determination letter or opinion letter upon which the plan sponsor is entitled to rely received from the IRS; and (vi) all material correspondence since January 1, 2016 with the IRS, the Department of Labor and the Pension Benefit Guaranty Corporation regarding any Seller Benefit Plan. Seller has disclosed or made available to Buyer a summary of the terms and conditions of any unwritten material Seller Benefit Plan.

(e) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Seller, (i) each of the Seller Benefit Plans has been established, operated and administered in compliance with ERISA and the Code, (ii) each of the Seller Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter (upon which Seller is permitted to rely) from the IRS that such Seller Benefit Plan is so qualified, and to the knowledge of Seller, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such Seller Benefit Plan, (iii) no liability under Title IV of ERISA has been incurred by Seller, its Subsidiaries or any Seller ERISA Affiliate that has not been satisfied in full, (iv) all contributions due and payable by Seller or any of its Subsidiaries with respect to each Seller Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with applicable law, (v) none of Seller, its Subsidiaries or, to the knowledge of Seller, any other person, including any fiduciary, has engaged in a transaction in connection with which Seller, its Subsidiaries or any Seller Benefit Plan will be subject to either a civil penalty assessed pursuant to Section 406 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code, and (vi) there are no pending or, to the knowledge of Seller, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Seller Benefit Plans or any trusts related thereto.

(f) Assuming receipt of the 280G Vote, as necessary, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result in any payment (including, without limitation, severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or any employee of Seller or any of its Subsidiaries from Seller or any of its Subsidiaries under any Seller Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Seller Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any such payments or benefits (“Payments”).

(g) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Seller, each Seller Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) and not otherwise exempt from Section 409A of the Code has been maintained and operated in compliance with Section 409A of the Code, IRS Notice 2005-1, Treasury Regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto, and no additional tax under Section 409A(a)(1)(B) of the Code has been or, to the knowledge of Seller, is reasonably expected to be incurred by a participant in any such Seller Benefit Plan.

4.13 Compliance with Applicable Law.

(a) Seller and each of its Subsidiaries holds, and has at all times since January 1, 2015 held, all material licenses, franchises, permits, patents, trademarks and authorizations, and have made all filings, applications and registrations with Governmental Entities, necessary for the lawful conduct of their respective businesses under and pursuant to each (and have paid all material fees and assessments due and payable in connection therewith), all of which are in full force and effect, except where the failure to hold such license, franchise, permit, patent, trademark or authorization in full force and effect, to make such filing, application or registration or to pay such fee or assessment would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Seller. To the knowledge of Seller, no suspension or cancellation of any such necessary license, franchise, permit, patent, trademark or authorization is threatened. Except for such noncompliance or default that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Seller, Seller and each of its Subsidiaries have since January 1, 2015 complied with, and are not in default under, any applicable law, statute, order, rule, regulation, policy, agreement and/or guideline of any Governmental Entity or Regulatory Agency relating to Seller or any of its Subsidiaries, including, without limitation, laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Small Business Act of July 30, 1953, any regulations promulgated by the Consumer Financial Protection Bureau or the FDIC, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Neither Seller nor any of its Subsidiaries has received any written notice from any Governmental Entity or Regulatory Agency asserting that Seller or any of its Subsidiaries is in violation of or default with respect to any of the foregoing, except for such noncompliance or default that would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Seller.

(b) Seller and each of its Subsidiaries are and since January 1, 2015 have been conducting operations at all times in compliance in all material respects with the Anti-Money Laundering Laws. Seller and each of its Subsidiaries have established and maintain a system of internal controls designed to ensure material compliance by each of them with applicable financial recordkeeping and reporting requirements of the Anti-Money

Laundering Laws. The board of directors of Seller Bank has adopted and Seller Bank has implemented an anti-money laundering program that contains customer identification verification procedures that has not been deemed ineffective by any Governmental Entity or Regulatory Agency and that meets the requirements of Sections 352 and 326 of the USA Patriot Act.

4.14 Certain Contracts.

(a) Except as set forth in Section 4.14(a) of the Seller Disclosure Schedule, neither Seller nor any of its Subsidiaries is a party to, is bound or affected by, receives or is obligated to pay compensation or benefits under (i) any agreement, arrangement or commitment, including any agreement, indenture or other instrument relating to the borrowing of money by Seller or any of the Subsidiaries or the guarantee by Seller or any of the Subsidiaries of any obligation except for deposit liabilities, federal funds purchased, borrowings from the Federal Home Loan Bank and securities repurchase agreements entered into in the ordinary course of business; (ii) any contract, agreement or understanding with a labor union; (iii) any agreement, arrangement or understanding pursuant to which any payment (whether of severance pay or otherwise) became or may become due to any director, officer or employee of Seller or any of the Subsidiaries upon execution of this Agreement or upon or following consummation of the transactions contemplated by this Agreement (either alone or in connection with the occurrence of any additional acts or events); (iv) any agreement, arrangement or understanding to which Seller or any of the Subsidiaries is a party or by which any of them is bound which limits the freedom of Seller or any of the Subsidiaries to compete in any line of business or with any person, or that involve any restriction of the geographic area in which, or method by which, they may carry on their business (other than as may be required by Law or any Governmental Entity); (v) any joint venture, partnership or similar agreement, arrangement or understanding providing for the sharing of profits, losses, costs or liabilities by Seller or Seller Bank with any other person; (vi) any purchase and assumption agreement with the FDIC; or (vii) any other agreement, arrangement or understanding to which Seller or any of the Subsidiaries is a party and which is material to the business, operations assets, liabilities, condition (financial or otherwise) or results of operations of Seller and the Subsidiaries, taken individually or as a whole (excluding loan agreements or agreements relating to deposit accounts); in each of the foregoing cases whether written or oral. Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a), whether or not set forth in the Seller Disclosure Schedule, is referred to herein as a “Seller Material Contract,” and neither Seller nor any of its Subsidiaries knows of, or has received notice of, any default or any violation of the above by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Seller. Except as set forth in Section 4.14(a) of the Seller Disclosure Schedule, neither Seller nor any of its Subsidiaries is a party to any agreement, arrangement or commitment relating to the employment of a consultant or the employment, retirement, election or retention in office of any present or former director, officer or employee of Seller or Seller Bank (other than those which are terminable at will without any further amounts being payable thereunder as a result of termination by Seller or Seller Bank).

(b) In each case, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Seller, (i) each Seller Material Contract is valid and binding on Seller or one of its Subsidiaries, as applicable, in full force and effect, and enforceable against, to the Seller’s knowledge, the other party(ies) thereto in accordance with their respective terms (except as may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), (ii) Seller and each of its Subsidiaries has in all respects performed all obligations required to be performed by it to date under each Seller Material Contract, and no material nonperformance or defaults have been asserted in writing by the third-party counterparty thereto, (iii) to Seller’s knowledge, each third-party counterparty to each Seller Material Contract has in all respects performed all obligations required to be performed by it to date under such Seller Material Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Seller or any of its Subsidiaries under any such Seller Material Contract.

4.15 Agreements with Regulatory Agencies. Neither Seller nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any material civil monetary penalty by, or has been a recipient of any supervisory letter from or has adopted any board resolutions at the request of any Regulatory Agency or other Governmental Entity, that, in each of any such cases, currently restricts in any material respect the conduct of its business, would restrict the consummation of the transactions contemplated by this Agreement or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, or its management or its business (each, whether or not set forth in the Seller Disclosure Schedule, a “Seller Regulatory Agreement”), nor has Seller or any of its Subsidiaries been advised by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Seller Regulatory Agreement. Seller and its Subsidiaries have fully reserved for any fines, penalties, restitution or other payments, if any, required under or pursuant to any Seller Regulatory Agreement.

4.16 Real Estate.

(a) Section 4.16(a) of the Seller Disclosure Schedule sets forth, as of the date hereof, a list of all real property in which Seller or any of the Seller Subsidiaries hold an ownership interest (other than real property acquired through foreclosure or by deed in lieu thereof) (the “Seller Owned Real Property”) and all real property leases (including addresses) to which Seller or any of the Seller Subsidiaries is a party (whether as a (sub)lessor, (sub)lessee, guarantor or otherwise) (the “Seller Leases”; all real property in which Seller or any of the Seller Subsidiaries hold a leasehold interest, whether as lessee or sublessee, the “Seller Leased Real Property”; the Seller Leased Real Property and the Seller Owned Real Property, collectively, the “Seller Real Estate”). Except for the Seller Owned Real Property and the Seller Leases, as of the date hereof, neither Seller nor any of the Seller Subsidiaries owns any material interest (fee, leasehold or otherwise) in any real property (other than real property acquired in the ordinary course of business through foreclosure proceedings or through deed in lieu of foreclosure) and neither Seller nor any of the Seller Subsidiaries has entered into any material leases, arrangements, license or other agreements relating to the use, occupancy, sale, option, disposition or alienation of all or any portion of the Seller Owned Real Property.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Seller, all Seller Leases are in full force and effect and are binding and enforceable against Seller or a Seller Subsidiary, and to the knowledge of Seller, the other parties thereto, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law. True, correct and complete copies of all such Seller Leases, as amended or modified prior to the date hereof, have been provided or made available to Buyer or its advisors.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Seller, Seller and the Seller Subsidiaries own good and marketable title to the Seller Owned Real Property, free and clear of any Liens, claims, equitable interests, options, mortgages, rights of first refusal, rights of first offer, encroachments, easements or restrictions of any kind, other than (i) Liens for Taxes not yet due and payable (or being contested in good faith and for which adequate reserves have been established in accordance with GAAP); (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent and which are not, individually or in the aggregate, material; (iii) encroachments, easements or reservations thereof, rights of way, highway and railroad crossings, sewers, electric and other utility lines, telegraph and telephone lines, zoning, building code and other covenants, conditions and restrictions as to the use of such property that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Seller and (iv) imperfections or irregularities of title or other Liens that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Liens”).

(d) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Seller, to the knowledge of Seller, (i) Seller and the Seller Subsidiaries are entitled to and have exclusive possession of the Seller Leased Real Property, (ii) the Seller Real Estate is not subject to any other legally binding lease, tenancy or license or any legally binding agreement to grant any such lease, tenancy or license that materially interferes with Seller’s or any of the Seller Subsidiaries’ use of the Seller Real Estate, (iii) there is no person in possession or occupation of, or who has any current right to possession or occupation of, the Seller Real Estate other than Seller and the Seller Subsidiaries, and (iv) there are no easements of any kind in respect of the Seller Real Estate materially and adversely affecting the rights of Seller and the Seller Subsidiaries to use the Seller Real Estate for the conduct of its business other than Permitted Liens.

(e) With respect to the Seller Real Estate, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Seller:

(i) Seller and its Subsidiaries are not in default under the terms of the Seller Leases with respect to the Seller Leased Real Property;

(ii) to the knowledge of Seller, the lessor of any Seller Leased Real Property is not in default under any of the terms of the Seller Leases;

(iii) to the knowledge of Seller, (A) there is no condemnation, zoning or other land use regulation proceeding, either instituted or planned to be instituted, that would adversely affect the use and operation of the Seller Real Estate as currently being used and operated by Seller and its Subsidiaries, and (B) there are no special assessment proceedings affecting the Seller Real Estate that, if a special assessment ultimately were imposed pursuant to such proceedings, would materially increase the cost of using and operating the Seller Real Estate as currently being used and operated by Seller and its Subsidiaries;

(iv) to the knowledge of Seller, none of the Seller Real Estate is located in (A) any special flood hazard area or zone on any official flood hazard map published by the United States Department of Housing and Urban Development (except as may pertain to possible 100-year flood plain status) or (B) any wetland area on any official wetland inventory map published by the United States Department of the Interior or any applicable state agency; and

(v) to the knowledge of Seller, all existing water, drainage, sewage and utility facilities relating to the Seller Real Estate are adequate for Seller’s and its Subsidiaries’ existing use and operation of the Seller Real Estate and all such facilities enter the Seller Real Estate directly from public rights-of-way or other public facilities.

(f) To the knowledge of Seller, the Seller Real Estate is zoned for the purposes for which it is being used by Seller and its Subsidiaries, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Seller.

4.17 Interest Rate Risk Management Instruments. All interest rate swaps, caps, floors and option agreements, future and forward contracts (including commitments to sell mortgage loans) and other interest rate risk management arrangements (the “Seller Derivative Contracts”), whether entered into for the account of Seller or any of its Subsidiaries, or for the account of a customer of Seller or any of its Subsidiaries, were entered into in the ordinary course of business and, to Seller’s knowledge, in accordance in all material respects with prudent banking practice and applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time, and are legal, valid and binding obligations of Seller or its Subsidiaries enforceable in accordance with the terms thereof (except as may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect. Seller and its Subsidiaries have duly performed in all material respects all of their material obligations under the Seller Derivative Contracts to the extent that such obligations to perform have accrued, and to Seller’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of the same by any other party thereunder. Without limiting the generality of the foregoing, no events or circumstances have occurred, or are reasonably likely to occur prior to the Effective Time, that would require Seller or Seller Bank to purchase any mortgage loans sold to secondary market investors, nor has any such investor made any assertion to that effect.

4.18 Undisclosed Liabilities. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Seller, neither Seller nor any of its Subsidiaries has any liabilities or obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, except for liabilities and obligations (i) set forth or adequately provided for in the Seller Financial Statements, (ii) incurred in the ordinary course of business and consistent with past practice since December 31, 2017 (none of which arises from a breach of any contract or agreement, breach of warranty, tort, infringement, violation of applicable law or any litigation or other proceeding or is otherwise a “loss contingency” within the meaning of ASC Topic 450, Contingencies), (iii) incurred in connection with this Agreement or the transactions contemplated hereby, or (iv) set forth in Section 4.18 of the Seller Disclosure Schedule.

4.19 Properties and Insurance.

(a) All of the material tangible assets and other personal property owned or leased by Seller or any of its Subsidiaries or presently used by any of them in their respective business are in good condition (ordinary wear and tear excepted) and sufficient to carry on the business of Seller and its Subsidiaries in the ordinary course consistent with past practices. Seller and each of its Subsidiaries have good title to all material assets and properties, whether real or personal, tangible or intangible, reflected in Seller’s consolidated unaudited balance sheet as of December 31, 2017 or owned and acquired subsequent thereto (except for such assets and properties that have been disposed of for fair value in the ordinary course of business since December 31, 2017), free from any Liens except for Permitted Liens.

(b) Section 4.19(b) of the Seller Disclosure Schedule sets forth a list of all policies of fire, theft, flood, public liability, business interruption and other insurance (including fidelity bonds insurance) maintained by Seller and the Subsidiaries as of the date hereof. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Seller, (i) Seller and its Subsidiaries are insured with reputable insurers against such risks and in such amounts, with such deductibles, as the management of Seller reasonably has determined to be prudent and consistent with industry practice, (ii) all insurance policies under which any of the assets or properties of Seller and its Subsidiaries are covered or otherwise relating to the business of Seller and its Subsidiaries (excluding policies required in respect to any Loans in which Seller or any of its Subsidiaries are named as additional insureds) are in full force and effect, and Seller and its Subsidiaries have paid or accrued (to the extent not due and payable) all premiums due, and has otherwise performed all of its obligations under each such insurance policy and (iii) the policy limits of insurance policies currently in effect covering assets, employees and operations of Seller and its Subsidiaries have not been eroded by the payment of claims or claim handling expenses.

4.20 Intellectual Property; Data Privacy.

(a) Section 4.20 of the Seller Disclosure Schedule contains a complete and accurate list of all of Seller and each Subsidiary’s material U.S. and foreign (i) trademark or service mark registrations and applications, (ii) copyright registrations and applications, and (iii) Internet domain names. Neither Seller nor any of the Subsidiaries owns any patents or patent applications. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Seller, Seller and its Subsidiaries own or have a valid and enforceable license to use all Seller Intellectual Property, free and clear of all Liens and royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf Software at standard commercial rates). The Seller Intellectual Property constitutes all of the Intellectual Property reasonably necessary to carry on the business of Seller and its Subsidiaries as currently conducted. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Seller, the Seller Intellectual Property is valid and enforceable and has not been cancelled, forfeited, expired or abandoned, and neither Seller nor any of its Subsidiaries has received any written notice challenging the validity or enforceability of the Seller Intellectual Property. To the knowledge of Seller, neither the Seller Intellectual Property nor the conduct of the business of Seller and its Subsidiaries violates, misappropriates, dilutes or infringes upon the intellectual property rights of any third party, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Seller, and Seller has not received any written notice from any third party asserting any such violation, misappropriation, dilution or infringement. To the knowledge of Seller, no third party is misappropriating, infringing, diluting or violating any Intellectual Property owned by or licensed to or by Seller or any of its Subsidiaries, and no such claims have been made against a third party by Seller or any of its Subsidiaries. Seller and its Subsidiaries have taken commercially reasonable precautions to protect the secrecy, confidentiality and value of its trade secrets and confidential know-how. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), and all documentation (including user manuals and training materials) related to the foregoing, but excluding off-the-shelf software (“Software”), logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets and know-how; copyrights and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.

(b) Seller and Seller Bank have in place commercially reasonable data protection and privacy policies and procedures to protect, safeguard and maintain the confidentiality, integrity and security of (i) Seller’s and Seller Bank’s information technology systems, Software owned or purported to be owned by Seller and Seller Bank (“Seller-Owned Software”), and (ii) all information, data and transactions stored or contained therein or transmitted thereby, including personally identifiable information, financial information, and credit card data (as such information or terms are defined and/or regulated under applicable laws, statutes, orders, rules, regulations, policies, agreements, and guidelines of any Governmental Entity or Regulatory Agency) (the “Seller Data”), against any unauthorized or improper use, access, transmittal, interruption, modification or corruption, except where the failure to have in place such policies and procedures has not had and would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Seller. Seller and Seller Bank are in compliance with applicable confidentiality and data security laws, statutes, orders, rules, regulations, policies, agreements, and guidelines of any Governmental Entity or Regulatory Agency, and all industry standards applicable to the Seller Data, including card association rules and the payment card industry data security standards, except where such failure to be in compliance has not had and would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Seller. Except as previously disclosed to Buyer, to the knowledge of Seller, there currently are not any, and since January 1, 2015, have not been any unauthorized access to or breaches of the security of (i) any of Seller’s and Seller Bank’s information technology systems, including the Seller-Owned Software; or (ii) Seller Data or any other such information collected, maintained or stored by or on behalf of Seller and Seller Bank (or any unlawful acquisition, use, loss, destruction, compromise or disclosure thereof).

4.21 Investment Securities ; BOLI.

(a) Each of Seller and its Subsidiaries has good title to all securities and commodities owned by it in all material respects (except those sold under repurchase agreements), free and clear of any Lien (including any restriction, contractual or statutory, that would impair the ability of Seller or its Subsidiaries to freely dispose of such investment security at any time), except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Seller or its Subsidiaries. Such securities and commodities are valued on the books of Seller in accordance with GAAP in all material respects. Seller and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, Seller has made available to Buyer the material terms of such policies, practices and procedures. With respect to all repurchase agreements of which Seller or any of its Subsidiaries is a party, Seller or such Subsidiary, as the case may be, has a valid, perfected first Lien in or evidence of ownership in book-entry form of the government securities or other collateral securing each such repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby under such agreement.

(b) Section 4.21(b) of the Seller Disclosure Schedule sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by Seller, Seller Bank or any of its other Subsidiaries, including the value of its BOLI. Seller and its Subsidiaries have taken all actions necessary to comply in all material respects with applicable law in connection with the purchase of BOLI. The value of such BOLI is and has been fairly and accurately reflected in all material respects in the most recent balance sheet included in the financial statements of Seller, in accordance with GAAP. All BOLI is owned solely by Seller, Seller Bank or another Subsidiary of Seller, and no other person has any ownership claims with respect to such BOLI or proceeds of insurance derived therefrom and there is no split dollar or similar benefit under such BOLI. Neither Seller nor any of its Subsidiaries has any outstanding borrowings secured in whole or part by its BOLI.

4.22 Regulatory Capitalization. Seller Bank is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FRB. Seller is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FRB. Seller has no knowledge of the existence of any fact or circumstance or set of facts or circumstances which would be reasonably expected to result in Seller or Seller Bank failing to be “well-capitalized” within the next twelve (12) months.

4.23 Loans; Nonperforming and Classified Assets.

(a) Except as set forth in Section 4.23(a) of the Seller Disclosure Schedule, as of the date hereof, neither Seller nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note, extension of credit, borrowing arrangement or other evidence of indebtedness (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), in which Seller or any of its Subsidiaries is a creditor which as of February 28, 2018, had an outstanding balance of $100,000 or more and, under the terms of which the obligor was, as of February 28, 2018, over sixty (60) days delinquent in payment of principal or interest. Section 4.23(a) of the Seller Disclosure Schedule sets forth a list of (i) each Seller Loan that as of February 28, 2018 had an outstanding balance and/or unfunded commitment of $100,000 or more, and the aggregate amount of all Seller Loans that as of February 28, 2018 had an outstanding balance and/or unfunded commitment of less than $100,000, and that as of such date (A) was contractually past due 60 days or more in the payment of principal and/or interest or was in default of any other material provision, (B) was on non-accrual status, (C) had a risk rating, based on Seller Bank’s risk rating system of worse than five (5) or otherwise was classified as “substandard,” “doubtful” “loss,” “classified,” “criticized,” “impaired” or “special mention” (or words of similar import) by Seller Bank or any Governmental Entity, (D) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the Seller Loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (E) where a specific reserve allocation exists in connection therewith, or (F) which is required to be accounted for as a troubled debt restructuring in accordance with Accounting Standards Codification Topic 310-40; and (ii) each asset of Seller or any of its Subsidiaries that as of February 28, 2018 was classified as “other real estate owned,” “other repossessed assets” or as an asset to satisfy Seller loans, and the book value thereof as of such date. For each Seller Loan identified in accordance with the immediately preceding sentence, Section 4.23(a) of the Seller Disclosure Schedule sets forth the outstanding balance, including accrued and unpaid interest and late fees, on each such Loan and the identity of the borrower thereunder as of February 28, 2018.

(b) The electronic data files delivered by Seller to Buyer with respect to all outstanding Seller Loans are true, correct and complete in all material respects as of the date provided to or made available to Buyer. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse

Effect on Seller, each Loan held in Seller Bank’s loan portfolio (“Seller Loan”) (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to the knowledge of Seller, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. No material collateral has been released with respect to any Seller Loan unless approved by Seller Bank and documented in its files.

(c) Seller Bank has good and valid title to all currently outstanding Seller Loans free and clear of any Liens, except for Liens on Loans granted to the Federal Home Loan Bank of Atlanta or the Federal Reserve Bank of Atlanta. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Seller, (i) there are no material oral modifications or amendments related to the Seller Loans that are not reflected in the written records of Seller Bank, (ii) no claims of defense as to the enforcement of any Seller Loan have been asserted in writing against Seller Bank for which there is a reasonable possibility of an adverse determination, and Seller has no knowledge of any acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a possibility of an adverse determination to Seller or Seller Bank and (iii) none of the Seller Loans are presently serviced by third parties, and there is no obligation which could result in any Seller Loan becoming subject to any third party servicing.

(d) In all material respects, each outstanding Seller Loan has been solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in accordance with the relevant notes or other credit or security documents, the applicable written underwriting and servicing standards of Seller Bank (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(e) Except as set forth on Section 4.23(e) of the Seller Disclosure Schedule, neither Seller nor Seller Bank is now nor has it been since January 1, 2015, subject to any material fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

(f) Except as set forth in Section 4.23(f) of the Seller Disclosure Schedule, neither Seller nor any of its Subsidiaries is a party to any agreement or arrangement with (or otherwise obligated to) any person which obligates Seller or any of its Subsidiaries to repurchase from any such person any Loan or other asset of Seller or any of its Subsidiaries solely on account of a payment default by the obligor on any such Loan.

(g) Since January 1, 2016, neither Seller nor any of its Subsidiaries has foreclosed upon, or taken a deed or title to, any real estate (other than single-family residential properties) without complying in all material respects with all applicable FDIC environmental due diligence standards (including FDIC Bulletin FIL-14-93, and update FIL-98-2006) or foreclosed upon, or taken a deed or title to, any such real estate if the environmental assessment indicates the liabilities under environmental laws are likely in excess of the asset’s value.

4.24 Allowance for Loan and Lease Losses. Seller’s allowance for loan and lease losses as reflected in the unaudited balance sheet included in the Seller Financial Statements, was, as of the applicable date thereof, or will be, in the case of subsequently delivered financial statements, in compliance with Seller’s existing methodology for determining the adequacy of its allowance for loan and lease losses as well as the standards established by applicable Governmental Entities, the Financial Accounting Standards Board and GAAP.

4.25 Investment Management and Related Activities. Neither Seller nor any of its Subsidiaries or any of their respective directors, officers, employees or authorized representatives is required to be registered, licensed or authorized under the laws issued by any Governmental Entity or Regulatory Agency as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, municipal securities dealer, an introducing broker, a registered representative or associated person, investment adviser representative or solicitor, a counseling officer, an insurance agent, or in any similar capacity with a Governmental Entity or Regulatory Agency. Neither Seller nor any of its Subsidiaries has received any written notice of proceedings relating to any obligation to be so registered, licensed or qualified.

4.26 Deposit Insurance. The deposits of Seller Bank are insured by the FDIC in accordance with the FDIA to the full extent permitted by law, and Seller Bank has paid when due all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to Seller’s knowledge, threatened. As of the date hereof, except (i) as set forth on Section 4.26 of the Seller Disclosure Schedule and (ii) reciprocal deposit accounts obtained through Promontory Interfinancial Network, LLC, none of Seller Bank’s deposits or deposits of any of its Subsidiaries are “brokered” deposits (as such term is defined in 12 C.F.R. § 337.6(a)(2)) or are subject to any material Lien, legal restraint or other legal process (other than garnishments, pledges, Liens, levies, subpoenas, set off rights, escrow limitations and similar actions taken in the ordinary course of business), and no portion of such deposits represents a deposit of it or any of its Subsidiaries.

4.27 CRA, Anti-money Laundering and Customer Information Security. Seller has received a CRA rating of “Satisfactory” in its most recent exam under the CRA. Neither Seller nor any of its Subsidiaries is, as of the date hereof, a party to any agreement with any individual or group regarding CRA matters and, to Seller’s knowledge, no facts or circumstances exist which would cause Seller or any of its Subsidiaries: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than “satisfactory”; (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Seller pursuant to 12 C.F.R. Part 364.

4.28 Transactions with Affiliates. Except as set forth on Section 4.28 of the Seller Disclosure Schedule or for transactions, agreements, arrangements or understandings between Seller and any of its Subsidiaries, there are no outstanding amounts payable to or receivable from, or advances by Seller or any of its Subsidiaries to, and neither Seller nor any of its Subsidiaries is otherwise a creditor or debtor to, any director, executive officer, five percent (5%) or greater shareholder or other affiliate of Seller or any of its Subsidiaries, or to Seller’s knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, other than part of the normal and customary terms of such persons’ employment or service as a director with Seller or any of its Subsidiaries and other than deposits held by Seller Bank or Loans made, administered or serviced by Seller Bank in the ordinary course of business and in compliance in all material respects with Regulation O (12 C.F.R. Part 215) and all other applicable laws and regulations. All agreements between Seller or any of its Subsidiaries and any of their respective affiliates comply in all material respects, to the extent applicable, with Regulation W of the FRB.

4.29 Environmental Liability. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose on Seller or any of its Subsidiaries, or that could reasonably be expected to result in the imposition on Seller or any of its Subsidiaries of, any liability or obligation arising under any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, pending or, to the knowledge of Seller, threatened against Seller or any of its Subsidiaries, and to the knowledge of Seller there is no reasonable basis for any such proceeding, claim, action or governmental investigation, in each case which liability or obligation would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Seller. Neither Seller nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, Governmental Entity, Regulatory Agency or third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Seller.

4.30 State Takeover Laws. The board of directors of Seller has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and the transactions contemplated hereby any applicable provisions of the takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law (any such laws, “Takeover Statutes”).

4.31 Reorganization. Seller is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger or the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.32 Information Supplied. The information relating to Seller and its Subsidiaries and their respective directors and officers that is provided by Seller or its representatives specifically for inclusion or incorporation by reference in (a) the Approval Document/Prospectus, on the date it (and any amendment or supplement thereto) is filed and first mailed to Seller’s shareholders and at the time of the Seller Shareholders’ Meeting, (b) the Form S-4, when it and any amendment thereto is filed and becomes effective under the Securities Act, and (c) any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading; provided, that information as of a later date shall be deemed to modify information as of an earlier date. The portions of the Approval Document/Prospectus relating to Seller and its Subsidiaries and their respective directors and officers and other portions within the reasonable control of Seller and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Seller with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Buyer or its Subsidiaries for inclusion in the Approval Document/Prospectus or the Form S-4.

4.33 Internal Controls. The records, systems, controls, data and information of Seller and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Seller or any of its Subsidiaries or accountants engaged or utilized by Seller or any of its Subsidiaries (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Seller. Seller has implemented and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Seller has disclosed, based on its most recent evaluation prior to the date hereof, to Seller’s outside auditors and the audit committee of Seller’s board of directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Seller’s ability to record, process, summarize and report financial information, and (y) to the knowledge of Seller, any fraud, whether or not material, that involves management or other employees who have a significant role in Seller’s internal controls over financial reporting. Copies of any such disclosures were made in writing by management to Seller’s auditors and audit committee and a copy has been previously made available to Buyer.

4.34 Opinion of Seller Financial Advisor. Prior to the execution of this Agreement, the board of directors of Seller has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) from Evercore to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration is fair from a financial point of view to the holders of Seller Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.35 Regulatory Matters. Neither Seller nor any of its Subsidiaries has taken or agreed to take any action which could reasonably be expected to materially impede or delay receipt of any consents of Regulatory Authorities referred to in Section 6.1 or result in failure of the condition in Section 7.1(c).

4.36 No Existing Discussions. As of the date hereof, neither Seller nor Seller Bank is engaged, directly or indirectly, in any negotiations or discussions with any other person with respect to an Acquisition Proposal.

4.37 Indemnification. No present or former director, officer, employee or agent of Seller or any of its Subsidiaries has any claim for indemnification from any of Seller or its Subsidiaries. To the knowledge of Seller, no action or failure to take action by any present or former director, officer, employee or agent of Seller or its Subsidiaries or other event has occurred, or has been alleged to have occurred, which occurrence or allegation would give rise to any claim by any such present or former director, officer, employee or agent for indemnification from any of Seller or its Subsidiaries.

4.38 Minute Books. Since January 1, 2015, the minute books, including any attachments thereto, of Seller and its Subsidiaries contain complete and accurate records in all material respects of all meetings and other material corporate action held or taken by their respective boards of directors or comparable governing bodies (including committees thereof) and shareholders, members or trustees, as applicable.

4.39 Certain Business Practices. Neither Seller nor any of its Subsidiaries, and, to the knowledge of Seller, no director, officer, agent or employee of Seller or any of its Subsidiaries has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity or (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended.

4.40 Vote Required. The only vote of the holders of any class or series of Seller Capital Stock necessary or required in order to adopt this Agreement and approve the transactions contemplated hereby, including the Merger, is the Requisite Seller Approval.

4.41 No Further Representations.

(a) Except for the representations and warranties made by Seller and Seller Bank in this Article IV, neither Seller, Seller Bank nor any other person makes any express or implied representation or warranty with respect to Seller, its Subsidiaries, or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise), and each of Seller and Seller Bank hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Seller, Seller Bank nor any other person makes or has made any representation or warranty to Buyer or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Seller, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Seller and Seller Bank in this Article IV, any oral or written information presented to Buyer or any of its affiliates or representatives in the course of their due diligence investigation of Seller and Seller Bank, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Each of Seller and Seller Bank acknowledges and agrees that neither Buyer, Buyer Bank nor any other person has made or is making, and it has not relied upon, any express or implied representation or warranty regarding Buyer or any of its Subsidiaries other than those contained in Article III.

ARTICLE V.

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated, required or permitted by this Agreement (including as expressly set forth in Section 5.1 or Section 5.2 of the Seller Disclosure Schedule, in the case of Seller and Seller Bank, or Section 5.1 or Section 5.3 of the Buyer Disclosure Schedule, in the case of Buyer and Buyer Bank), required by law or as consented to in writing by Buyer, in the case of Seller and Seller Bank, or Seller, in the case of Buyer and Buyer Bank (such consent in each case not to be unreasonably withheld, conditioned or delayed), (a) each of Seller and Buyer shall, and shall cause their respective Subsidiaries to, conduct its business in the ordinary course in all material respects and consistent with past practice and prudent banking practice and use reasonable best efforts to maintain and preserve intact its business organization, their rights, franchise and other authorizations issued by Governmental Entities and their current relationships with customers, regulators, employees and other persons with whom they have business relationships, and (b) each of Seller and Buyer shall, and shall cause their respective Subsidiaries to, take no action that would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis. During the period from the date hereof to the Effective Time, Seller shall provide Buyer with a true and complete copy of any agreement by Seller or Seller Bank to indemnify and/or hold harmless any director, officer, employee or agent of Seller or Seller Bank, except to the extent required under the mandatory provisions of the articles of incorporation or bylaws (or comparable organizational documents) of Seller or Seller Bank, as applicable, or under applicable law, promptly (but in no event more than five (5) days) after the date Seller executes any such agreement.

Seller agrees to promptly notify Buyer if after the date hereof Seller or Seller Bank makes or acquires any loan or issues a commitment (or renews or extends an existing commitment) for any loan relationship having total credit exposure to the applicable borrower (and its affiliates), as calculated for applicable loan-to-one borrower regulatory limitations, in excess of $3,500,000, or amends, renews, restructures or modifies in any material respect any existing loan relationship, that would result in total credit exposure to the applicable borrower (and its affiliates), as calculated for applicable loan-to-one borrower regulatory limitations, in excess of $3,500,000.

5.2 Seller Forbearances. Without limiting Section 5.1, during the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.2 of the Seller Disclosure Schedule and except as expressly contemplated or permitted by this Agreement or as required by law, Seller shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) other than in the ordinary course of business consistent with past practice, create or incur, modify, extend or renegotiate any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness and indebtedness of Seller or any of its wholly owned Subsidiaries to Seller or any of its wholly owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity (it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall be limited to the creation of deposit liabilities, purchases of Federal funds, borrowings from the Federal Home Loan Bank of Atlanta or the Federal Reserve Bank of Atlanta, and sales of certificates of deposit); provided, that Seller Bank shall not accept any additional brokered deposits other than reciprocal Certificate of Deposit Account Registry Services products with terms to maturity not in excess of 120 days;

(b) (i) adjust, split, combine or reclassify any shares of Seller Capital Stock; (ii) set any record or payment dates for the payment of any dividends or other distributions on any Seller Capital Stock or make, declare, set aside or pay any dividend (in cash, stock or a combination thereof), or make any other distribution, or directly or indirectly redeem, purchase or otherwise acquire, any shares of Seller Capital Stock, Seller Trust Preferred Securities, any equity interest of any Subsidiary of Seller or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of Seller Capital Stock or such Subsidiary equity interests except (1) dividends paid by any of the wholly owned Subsidiaries of Seller to Seller or any of its wholly owned Subsidiaries in compliance with applicable laws, (2) if permitted under the Seller Stock Plans, the acceptance of shares of Seller Common Stock as payment of the exercise price of Seller Stock Options or for withholding taxes incurred in connection with the exercise of Seller Stock Options or the vesting or settlement of any Seller Equity Awards, in each case, in accordance with the terms of the applicable award agreements, and (3) required dividends or distributions in respect of the Seller Trust Preferred Securities; (iii) issue or grant any Seller Equity Awards or other stock options, stock appreciation rights, performance shares, shares of restricted stock, restricted stock units, or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of Seller Capital Stock or any equity interest of any Subsidiary of Seller; (iv) issue, sell or otherwise permit to become outstanding any additional shares of Seller Capital Stock, any equity interest of any Subsidiary of Seller or securities convertible or exchangeable into, or exercisable for, any shares of Seller Capital Stock or any such Subsidiary equity interests or any options, warrants or other rights of any kind to acquire any shares of Seller Capital Stock or any such Subsidiary equity interests, except pursuant to (A) the exercise, vesting or settlement of Seller Equity Awards in accordance with their terms and as are outstanding as of the date of this Agreement, or (B) the deferral of compensation in the form of Seller Capital Stock under the Seller Deferred Compensation Plan in accordance with the terms of a deferral election that is outstanding as of the date of this Agreement and the Seller Deferred Compensation Plan; or (v) enter into any agreement, undertaking or arrangement with respect to the sale or voting of any Seller Capital Stock or other equity interests of Seller or any equity interest of any Subsidiary of Seller;

(c) except as required by the terms of any Seller Benefit Plan or contract, (i) increase the wages, salaries, compensation, employee benefits or incentives payable to any officer, employee, or director of Seller or any of its Subsidiaries, except for increases in compensation and benefits in the ordinary course of business consistent with past practice, provided, that such increases shall not exceed, in the aggregate, three and one-half percent (3.5%) of the aggregate cost of all employee compensation and benefits in effect as of the date hereof, even if consistent with past practices, (ii) pay any pension or retirement allowance, except in the ordinary course of business consistent with past practice, (iii) pay any bonus, except in the ordinary course of business consistent with past practice, (iv) become a party to, amend or commit to enter into any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee, except (A) with respect to agreements entered into with newly hired employees who are not executive officers or agreements terminable on less than thirty (30) days’ notice without penalty or (B) for amendments of Seller Benefit Plans as may be required by law, (v) grant any severance, termination pay or other benefit payable upon a change in control of Seller or Seller Bank or (vi) accelerate the vesting of, or the lapsing of restrictions with respect to, any Seller Equity Awards;

(d) (i) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets, (ii) cancel, release or assign any indebtedness owed to Seller or any of its Subsidiaries or any claims held by any such person except, subject to Section 5.2(n), sales of loans, loan participations, investment securities and other real estate owned in the ordinary course of business consistent with past practice to non-affiliates of Seller; provided, that, for the avoidance of doubt, the parties agree that any sale of a loan for an amount less than 90% of its carrying value (as determined in accordance with GAAP and applicable law), or any sale of other real estate owned for an amount less than 90% of its appraised value shall not, in either case, be considered a sale in the ordinary course of business;

(e) enter into any new line of business or change, amend or modify in any material respect its lending, investment, deposit, underwriting, risk and asset liability management, interest rate/fee pricing with respect to loans or deposits and other banking and operating policies that are material to Seller and its Subsidiaries, taken as a whole, except as required by applicable law, regulation or policies imposed by any Governmental Entity or Regulatory Agency;

(f) except for transactions made in the ordinary course of business consistent with past practice, make any material capital expenditures that exceed by more than 10% in the aggregate the capital expenditures budget of Seller as in effect on the date hereof (a copy of which has been made available to Buyer), either by purchase or sale of fixed assets, property transfers, or purchase or sale of any property or assets of any other person;

(g) permit the commencement of any construction of new structures or facilities upon, or purchase or lease, any real property in respect of any branch or other facility, or file any application, or otherwise take any action, to establish, relocate or terminate the operation of any banking office of Seller or Seller Bank;

(h) except for transactions in the ordinary course of business (including by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith), acquire all or a material portion of the equity securities, assets, business, deposits or properties of any other entity;

(i) knowingly take any action, or fail to take any action, which action or failure to act would reasonably be expected to prevent the Merger or the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(j) amend the Seller Articles or the Seller Bylaws or the organizational documents of any Subsidiary of Seller;

(k) (i) terminate, materially amend, or waive any material provision of any Seller Material Contract or any agreement or contract with any affiliate or otherwise subject to Regulation O, or make any material change in any instrument or agreement governing the terms of any of its securities, in each case other than normal renewals in the ordinary course of business, (ii) enter into any contract that would constitute a Seller Material Contract if it were in effect on the date of this Agreement, or (iii) enter into any transaction with an affiliate other than in the ordinary course of business and otherwise in compliance with Regulation O;

(l) except for transactions in the ordinary course of business, make any investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other person;

(m) merge or consolidate with any other person, incorporate or organize any Subsidiary, or restructure, reorganize or completely or partially liquidate or dissolve;

(n) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, except as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any Governmental Entity or Regulatory Agency or requested by a Governmental Entity or Regulatory Agency;

(o) invest in any mortgage-backed or mortgage related securities that would be considered “high-risk” securities under applicable pronouncements of the FDIC or other Governmental Entities or, without previously notifying and consulting with Buyer, purchase or otherwise acquire any debt security with a remaining term as of the date of such purchase or acquisition of greater than five (5) years for Seller or Seller Bank’s own account;

(p) (i) other than settlement of foreclosure actions or debt workouts in the ordinary course of business, settle any material claim, suit, action or proceeding in an amount and for consideration in excess of $250,000 individually or $1,000,000 in the aggregate (net of any insurance proceeds or indemnity, contribution or similar payments actually received by Seller or any of its Subsidiaries in respect thereof) or that would impose any restriction on the business of it or its Subsidiaries or the Surviving Corporation or its Subsidiaries, or (ii) agree or consent to the issuance of any judgment, order, writ or injunction restricting or otherwise affecting its business operations;

(q) knowingly take or fail to take any action that is intended or is expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except as required by applicable law;

(r) implement or adopt any material change in its financial accounting principles, practices or methods or system of internal controls, materially revalue any of its assets (including, for the avoidance of doubt, any Special Asset), including write-offs of indebtedness, or change any of its methods of reporting income and deductions for federal income tax purposes, other than as may be required by applicable law or regulation, GAAP or regulatory guidelines or policies imposed by any Governmental Entity or Regulatory Agency, as concurred in by Seller’s independent accountants;

(s) make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service Loans or (ii) its hedging practices and policies, in each case except as may be required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed by any Governmental Entity or Regulatory Agency;

(t) make, change or revoke any material Tax election, change any annual Tax accounting period, adopt or materially change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to Taxes, or settle or compromise any Tax claim, audit, assessment or dispute or surrender any right to claim a refund, offset or other reduction of a material amount of Taxes;

(u) enter into any leveraged arbitrage programs, any futures contract, option or other agreement, or take any action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(v) hire, transfer or promote any person as an officer or employee of Seller or any of its Subsidiaries whose annual base salary or base wage is greater than $100,000 or terminate the employment of any officer or employee whose annual base salary or base wage is greater than $100,000, other than for cause;

(w) knowingly take or fail to take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby on a timely basis; or

(x) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or a committee thereof in support of, any of the actions prohibited by this Section  5.2.

5.3 Buyer Forbearances. Without limiting Section 5.1, during the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.3 of the Buyer Disclosure Schedule and except as expressly contemplated or permitted by this Agreement or as required by law, Buyer shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) knowingly take any action, or fail to take any action, which action or failure to act is reasonably likely to prevent the Merger or the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(b) amend the Buyer Articles or the Buyer Bylaws or the organizational documents of any Subsidiary of Buyer in a way that would reasonably be expected to adversely affect (i) Buyer’s or its Subsidiary’s, as applicable, ability to perform its obligations under this Agreement or (ii) the rights of a holder of Buyer Common Stock;

(c) knowingly take or fail to take any action that is intended or is expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except as required by applicable law;

(d) knowingly take or fail to take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby on a timely basis; or

(e) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or a committee thereof in support of, any of the actions prohibited by this Section  5.3.

ARTICLE VI.

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Subject to the receipt of reasonable cooperation from Seller, Buyer shall promptly prepare and file with the SEC, no later than forty-five (45) business days after the date of this Agreement, the Approval Document/Prospectus and the Form S-4, in which the Approval Document/Prospectus will be included as a prospectus. The Approval Document/Prospectus shall also include a proposal for the 280G Vote, provided that, subject to the reasonable cooperation of Buyer, Seller shall be responsible for preparing the disclosures relating to the 280G Vote for inclusion in the Approval Document/Prospectus and delivering such disclosures to Buyer sufficiently in advance of the 45-day filing deadline to enable Buyer and its counsel a reasonable amount of time to review, and discuss with Seller and its counsel, such disclosures and to incorporate them into the Approval Document/Prospectus. The parties shall use their respective reasonable best efforts in consultation with their respective legal counsel to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Seller shall thereafter promptly mail or deliver the Approval Document/Prospectus to its shareholders. Buyer shall also use commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Seller shall promptly furnish all information concerning Seller and the holders of Seller Capital Stock as may be reasonably requested in connection with any such action. If at any time (i) any event occurs with respect to any party or (ii) any change in the information relating to any of the parties, or their respective affiliates, officers or directors, supplied by a party for inclusion in the Approval Document/Prospectus or the Form S-4 should be discovered by a party, which event or changed information should be described or set forth in an amendment or supplement to any of the Form S-4 or the Approval Document/Prospectus so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the party which discovers such event or information shall promptly notify the other parties hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such event or information shall be promptly filed with the SEC and mailed, delivered or otherwise made available to the shareholders of Seller.

(b) The parties hereto shall cooperate with each other and use their respective reasonable best efforts to take, or cause to be taken, all actions reasonably necessary, proper or advisable to comply with all legal requirements applicable to the transactions contemplated hereby, including to promptly prepare and file and cause their applicable Subsidiaries to promptly prepare and file all necessary documentation to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, waivers, approvals and authorizations of all third parties and Governmental Entities or Regulatory Agencies which are reasonably necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Merger and the Bank Merger) or to avoid any fee or penalty under any contract or agreement arising in connection with the transactions contemplated hereby, and to comply with the terms and conditions of all such permits, consents, waivers, approvals and authorizations of all such Governmental Entities, Regulatory Agencies and third parties. Without limiting the generality of the foregoing, as soon as practicable and in no event later than forty-five (45) business days after the date of this Agreement, Buyer and Seller shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices and filings required to be filed with any Governmental Entity or Regulatory Agency, including the FRB, FDIC, MCB or GDBF, in order to obtain the Requisite Regulatory Approvals. The parties hereto agree that they will consult with the other parties hereto with respect to the obtaining of all permits, waivers, consents, approvals and authorizations of all third parties, Governmental Entities and Regulatory Agencies necessary or advisable to consummate the transactions contemplated by this Agreement, consider in good faith the views of the others in connection with any proposed written or material oral communication with any Governmental Entity or Regulatory Agency related to the transactions contemplated by this Agreement, and each party will keep the others apprised of the status of matters relating to completion of the transactions contemplated herein. Buyer and Seller agree to promptly furnish each other and each other’s counsel with all information concerning themselves, their Subsidiaries, directors, trustees, officers and shareholders and such other matters as reasonably may be necessary or advisable in connection with the Approval Document/Prospectus, the Form S-4, the Requisite Regulatory Approvals and any application, petition or other statement or application made by or on behalf of Buyer, Buyer Bank, Seller or Seller Bank or any of their affiliates to any Governmental Entity or Regulatory Agency in connection with the transactions contemplated by this Agreement. Buyer and Seller shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Buyer or Seller, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity or Regulatory Agency in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. Each party shall consult with the other in advance of any meeting or conference with any third party or any Governmental Entity or Regulatory Agency in connection with the transactions contemplated by this Agreement and, unless prohibited by such Governmental Entity or Regulatory Agency, give the other party and its counsel the opportunity to attend and participate in such meetings and conferences, except to the extent such meetings and conferences relate to confidential supervisory information. Each party will provide the other with copies of any applications, notices, petitions or filings, and all correspondence relating thereto, prior to filing, other than any portions of material filed in connection therewith that contain confidential supervisory information or other information filed under a claim of confidentiality and, in each case, subject to applicable laws relating to the exchange of information. Each party acknowledges and agrees that nothing in this Agreement, including this Section 6.1, Section 6.2 and Section 6.9, shall require any party to provide confidential supervisory information to any other party.

(c) In furtherance and not in limitation of the foregoing, each of Buyer and Seller shall use its reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, and (ii) avoid or eliminate each and every objection or impediment so as to enable the Closing to occur as soon as possible, including proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of businesses or assets of Buyer, Seller and their respective Subsidiaries and committing to any Governmental Entity or Regulatory Agency to maintain, and maintaining, capital levels and capital ratios at a level specified by such Governmental Entity or Regulatory Agency, and raising capital in connection therewith. Notwithstanding anything to the contrary in this Agreement, nothing contained in this Agreement shall require Buyer or Seller or their respective Subsidiaries to take, or agree to take, and Seller and its Subsidiaries shall not be permitted to take or agree to take, without Buyer’s written consent in its sole discretion, any actions specified in this Section 6.1(c) or agree to any condition or restriction in connection with obtaining any Required Regulatory Approval that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Merger and the Bank Merger (including, for the avoidance of doubt, any determination by a Governmental Entity or Regulatory Agency that the Bank Merger may not be consummated as contemplated hereby immediately following the Effective Time) (a “Burdensome Condition”); provided, that if required by Buyer, Seller and Seller Bank shall take (or agree to take) any such action, or agree to any such condition or restriction, so long as such action or such agreement with respect to any condition or restriction is binding only in the event the Closing occurs.

(d) Each of Buyer and Seller agrees, as to itself and its Subsidiaries, that (i) none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 and each amendment or supplement thereto, if any, is filed and becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Approval Document/Prospectus and any amendment or supplement thereto will, at the date it is filed with the SEC, at the date of mailing to shareholders and at the time of the Seller Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make any statement therein, in light of the circumstances under which such statement was made, not misleading. Each of Buyer and Seller further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Form S-4 or the Approval Document/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Form S-4 or the Approval Document/Prospectus.

(e) To the extent permitted by applicable law, Seller and Buyer shall promptly advise each other upon their (or their Subsidiaries’) receiving any communication from any Governmental Entity or Regulatory Agency whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained, that the receipt of any such approval will be materially delayed or that a Burdensome Condition might be imposed on any such Requisite Regulatory Approval.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable laws, each of Buyer and Seller, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time and in a manner so as not to interfere with normal business operations, to all of its properties, books, contracts, commitments, personnel, information technology systems and records and each shall reasonably cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with such service providers and/or the other party), and, during such period, during normal business hours and in a manner so as not to interfere with normal business operations, each of Buyer and Seller shall, and shall cause its respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents which it or any of its Subsidiaries is not permitted to disclose under applicable law) and (ii) all other information concerning its and its Subsidiaries’ business, properties and personnel as the other party may reasonably request. Neither Buyer nor Seller nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Buyer’s or Seller’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will attempt to obtain waivers or make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) The Mutual Confidentiality and Nondisclosure Agreement, dated as of December 11, 2017, entered into by and between Buyer and Seller (the “Confidentiality Agreement”) will remain in full force and effect following the date of this Agreement, whether or not the Merger occurs, in accordance with the terms thereof, and each of Buyer and Seller shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to this Agreement in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement.

(c) No investigation by any of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other party or parties set forth herein.

6.3 Seller Shareholder Approval; Seller Adverse Recommendation Change; Right to Match.

(a) As soon as reasonably practicable after the Form S-4 is declared effective for the purpose of obtaining the Requisite Seller Approval required in connection with this Agreement, the Merger and, if so desired and mutually agreed upon, other matters of the type customarily brought before an annual or special meeting of shareholders to approve a merger agreement, Seller shall take, in accordance with applicable law and the Seller Articles and the Seller Bylaws, all action necessary to duly call, convene and hold a meeting of its shareholders (including any adjournments, the “Seller Shareholders’ Meeting”). Subject to the remainder of this Section 6.3, Seller shall recommend that Seller’s shareholders approve this Agreement and the transactions contemplated hereby (and shall include such recommendation in the Approval Document/Prospectus), and Seller and its board of directors shall otherwise use their respective reasonable best efforts to obtain from the shareholders of Seller the Requisite Seller Approval. Except as expressly permitted by this Section 6.3, and after compliance with this Agreement, neither the board of directors of Seller nor any committee thereof shall (i) withhold, withdraw, amend, modify or qualify (or propose publicly to do any of the foregoing) in a manner adverse in any respect to the interests of Buyer, its recommendation that Seller’s shareholders approve this Agreement and the transactions contemplated hereby or take any action or make any statement in connection with the Seller Shareholders’ Meeting inconsistent with such recommendation or approval or (ii) approve or recommend (or publicly propose to approve or recommend) any Acquisition Proposal (a “Seller Adverse Recommendation Change”). For purposes hereof, a Seller Adverse Recommendation Change shall include any failure by Seller’s board of directors to recommend against an Acquisition Proposal. Notwithstanding the foregoing or anything to the contrary contained herein, subject to Section 6.11 and Article VIII, at any time prior to, but not after, obtaining the Requisite Seller Approval, if the board of directors of Seller, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would be reasonably likely to result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement, then the board of directors of Seller may effect a Seller Adverse Recommendation Change, and in submitting this Agreement to its shareholders, the board of directors of Seller may submit this Agreement to its shareholders without recommendation or with such modified or qualified recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the board of directors of Seller may communicate the basis for its lack of a recommendation or such modified or qualified recommendation to its shareholders in the Approval Document/Prospectus or an appropriate amendment or supplement thereto; provided, that Seller and its board of directors may not take any actions under this sentence unless (i) Seller shall have complied in all respects with this Section 6.3 and with Section 6.11 and (ii)

(A) Seller gives Buyer at least five (5) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken by the board of directors of Seller in response to an Acquisition Proposal with respect to Seller, the latest material terms and conditions and the identity of the third party in any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances if not in response to an Acquisition Proposal with respect to Seller);

(B) in the event such action is taken by the board of directors of Seller in response to an Acquisition Proposal with respect to Seller, Seller’s board of directors, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that such Acquisition Proposal is a Superior Proposal that has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by Buyer under this Section 6.3;

(C) during such notice period and any additional notice periods, Seller has negotiated, and has caused its Representatives to negotiate, in good faith with Buyer to the extent Buyer wishes to negotiate (and nothing herein shall create or imply that Buyer has any obligation to so negotiate) to enable Buyer to propose revisions to the terms of this Agreement that obviate the need of Seller’s board of directors to effect a Seller Adverse Recommendation Change, including, in the case of a Superior Proposal, by proposing such terms so as to make such Superior Proposal no longer a Superior Proposal; and

(D) at the end of such notice period, the board of directors of Seller takes into account any amendment or modification to this Agreement proposed by Buyer and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that the Acquisition Proposal continues to constitute a Superior Proposal and that it would nevertheless be reasonably likely to result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement.

Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3; provided, that with respect to any such amendment, the applicable notice period in this Section 6.3 shall be three (3) business days instead of five (5) business days.

(b) Seller shall comply with the requirements of the Brand Group Holdings, Inc. 401(k) and Employee Stock Ownership Plan (the “Seller Retirement Plan”) and all applicable laws with respect to obtaining the Requisite Seller Approval and provide an information statement or similar disclosure document describing this Agreement and the Merger to participants in the Seller Retirement Plan. Participants in the Seller Retirement Plan will then have the opportunity to indicate their approval or rejection of the Merger and the transactions contemplated thereby. The trustee of the Seller Retirement Plan shall then vote the shares of Seller Common Stock owned by the Seller Retirement Plan at the Seller Shareholders’ Meeting in accordance with the terms of the Seller Retirement Plan. Seller and Buyer agree to cooperate in the preparation of such information statement or similar disclosure document to be provided to the participants in the Seller Retirement Plan and Buyer shall be given a reasonable opportunity to review and comment on such document.

(c) Seller shall adjourn or postpone the Seller Shareholders’ Meeting if (i) as of the time for which such meeting is originally scheduled there are insufficient shares of Seller Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or (ii) on the date of such meeting Seller has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Seller Approval; provided, that Seller shall not be required to adjourn or postpone the Seller Shareholders’ Meeting more than one (1) time.

(d) Provided each applicable “disqualified individual” agrees to the waiver described below, Seller shall submit to its shareholders (either as a proposal at the Special Shareholders’ Meeting or as an action by written consent of shareholders) a proposal for approval by such number of shareholders of Seller as is required by the terms of Section 280G(b)(5)(B) of the Code so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all Payments, with such shareholder vote intended to be obtained in a manner that satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder (the “280G Vote”). In furtherance thereof, prior to the submission of the 280G Vote to Seller’s shareholders, Buyer and Seller shall reasonably agree in form and substance on (i) the calculation of all “parachute payments,” including any “excess parachute payments” as defined in Section 280G(b)(1) of the Code, (ii) the 280G Vote proposal and related disclosures, and (iii) a waiver to be executed by each “disqualified individual” as defined in Section 280G(c) of the Code prior to the 280G Vote, providing for the waiver and relinquishment of any Payment subject to the 280G Vote with respect to which a favorable result is not obtained.

6.4 Legal Conditions to Merger. Subject in all respects to Sections 6.1 and 6.3, Seller and Buyer shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions reasonably necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other parties to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity or Regulatory Agency without the imposition of any Burdensome Condition and any other third party that is required to be obtained by Buyer, Seller or their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

6.5 Stock Exchange Listing . Buyer shall cause the shares of Buyer Common Stock to be issued in connection with the Merger to be authorized for listing on the Stock Exchange, subject to official notice of issuance, prior to the Effective Time.

6.6 Employee Benefit Plans; Existing Agreements .

(a) During the period commencing at the Effective Time and ending on the first anniversary thereof, Buyer shall provide each employee of Seller and its Subsidiaries who continues to be employed by Buyer or its Subsidiaries immediately following the Effective Time (a “Continuing Employee”) with base salary, incentive compensation opportunities and employee benefits that are no less favorable in the aggregate than the base salary, incentive compensation opportunities and employee benefits provided by Seller or any of its Subsidiaries to such Continuing Employee immediately prior to the Effective Time.

(b) Buyer shall provide to each Continuing Employee who has been employed by Seller or any Subsidiary for at least six months (other than any employee who is party to an employment agreement, severance agreement, retention agreement or change-in-control agreement that provides for severance benefits) whose employment terminates involuntary, other than for “cause,” during the period commencing at the Effective Time and ending on the six-month anniversary thereof severance benefits equal to two weeks’ base salary (as determined at the time of termination) for each full year of employment by Seller and/or its Subsidiaries, including service with Buyer and its Subsidiaries as the successor thereto, with proration for any partial year of service, subject to a minimum of four (4) weeks’ severance and a maximum of sixteen (16) weeks’ severance, provided that, as a condition of the receipt of such severance, an employee shall have entered into a release of claims against the Surviving Corporation, the Surviving Bank, Seller, the Subsidiaries of Seller and their respective affiliates in a form mutually agreed to by Buyer and Seller and such release shall have become irrevocable no later than sixty (60) days after termination of the employee’s employment. As used herein, “cause” shall mean termination because of the employee’s material personal dishonesty in the course and scope of his or her employment, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties or willful violation of any law, rule, or regulation (other than traffic violations or similar violations), “base salary” shall mean an employee’s annual salary or annual compensation computed on an hourly basis, excluding bonuses, commissions, perquisites, benefits or similar payments, and “year of employment” shall mean each full 12-month period of service from the latest date of hire. Any severance hereunder shall paid in the form of a single lump sum cash payment as soon as practicable (and no later than thirty (30) days) following the date on which the release required hereunder shall be irrevocable, unless required to be delayed under Section 409A(a)(2)(B)(i) of the Code.

(c) Buyer shall recognize all service of the Continuing Employees with Seller and its Subsidiaries for purposes of eligibility and vesting under the Buyer Benefit Plans and for purposes of benefits accrual under Buyer Benefit Plans that provide for seniority-based severance, paid-time off or vacation pay; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Each Buyer Benefit Plan shall waive pre-existing condition limitations to the same extent waived under a corresponding Seller Benefit Plan. To the extent practicable, Continuing Employees shall be given credit for amounts paid under a corresponding benefit plan for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Buyer Benefit Plans.

(d) Buyer hereby acknowledges that a “change in control” (or similar phrase) within the meaning of the Seller Benefit Plans shall occur at the Effective Time.

(e) At the Effective Time, Seller shall cease contributions to and terminate the Seller Retirement Plan and shall (i) adopt written resolutions approved in advance in writing by Seller and its legal counsel (a copy of which shall be delivered to Buyer at the Closing) to terminate the Seller Retirement Plan and fully vest all participants in their benefits thereunder, such termination and vesting to be effective as of the day immediately prior to the Effective Time; and (ii) deliver to Buyer, prior to the Closing, notice of the Seller Retirement Plan termination to any trustees and custodians of the Seller Retirement Plan and/or its assets. The Continuing Employees shall be eligible to participate, effective as of the Closing Date, in a 401(k) plan sponsored or maintained by Buyer or one of its Subsidiaries (the “Buyer 401(k) Plan”). Buyer and Seller shall take any and all actions as may be required, including amendments to the Seller Retirement Plan and/or Buyer 401(k) Plan, to permit each Continuing Employee who is a participant in the Seller Retirement Plan to be eligible to commence participation in the Buyer 401(k) Plan as of the Closing Date, make rollover contributions to the Buyer 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in an amount equal to the full account balance distributable to such Continuing Employee from the Seller Retirement Plan, and accept rollovers of any plan loans.

(f) At the Effective Time, Seller shall, and shall cause each of its Subsidiaries to, adopt written resolutions approved in advance in writing by Buyer and its legal counsel (a copy of which shall be delivered to Buyer at the Closing) to terminate and liquidate in accordance with Treas. Reg. 1.409A-3(j)(ix)(B) (i) the provisions of any employment agreement entered into by Seller or its Subsidiaries constituting a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code, (ii) the Seller Deferred Compensation Plan, and (iii) each of the individual supplemental executive retirement plans set forth in Section 6.6(f) of the Seller Disclosure Schedule, all such terminations and liquidations to be effective immediately after the Effective Time and intended to be made in full compliance with Section 409A of the Code. Each employee who is a party to or participant in any such employment agreement, plan or arrangement shall execute and deliver to Buyer at the Closing an acknowledgement and release of claims in the form provided in Section 6.6(f) of the Buyer Disclosure Schedule.

(g) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Seller or any of its Subsidiaries or affiliates any right to continue in the employ or service of Buyer, the Surviving Corporation, Seller, or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, Seller, Buyer or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Seller or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Seller Benefit Plan, Buyer Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of Buyer, the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Seller Benefit Plan, Buyer Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of and subject to Section 9.13, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of Seller or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, LLC manager or officer of Seller or any of its Subsidiaries, or who is or was serving at the request of Seller or any of its Subsidiaries as a director, LLC manager, officer or agent of another person (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that such person is or was a director, LLC manager, or officer of Seller or any of its Subsidiaries or any of their predecessors or is or was serving at the request of Seller or any of its Subsidiaries or any of their predecessors as a director, LLC manager, officer or agent of another person or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto as provided in this Section 6.7(a). From and after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless, to the same extent as the Indemnified Parties would have been indemnified under the Seller Articles and Seller Bylaws or any Subsidiary of Seller as such documents were in effect on the date of this Agreement as if the Indemnified Parties were officers or directors of Seller or any such Subsidiary at all relevant times (except that no indemnity shall be provided by Buyer hereunder with respect to any claim arising on account of an Indemnified Party’s service as an officer or director of another for-profit entity), each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and court costs and expenses in advance of the final disposition of any claim, action, suit, proceeding or investigation to each Indemnified Party upon receipt of an undertaking (in reasonable and customary form) to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification hereunder), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation. Amounts otherwise required to be paid by Buyer to the Indemnified Parties pursuant to this Section 6.7(a) shall be reduced by any amounts that such Indemnified Parties recover from any third party. This indemnity shall be provided for six (6) years following the Effective Time; or if there shall be any proceeding pending or threatened on the sixth anniversary of the Effective Time, such indemnity shall continue in full force and effect until such pending or threatened proceeding is finally resolved.

(b) Subject to the following sentence, for a period of six (6) years after the Effective Time, Buyer shall cause to be maintained in effect the current policies of directors’ and officers’ and, if applicable, fiduciary liability insurance maintained by Seller (provided, that Buyer may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the then-present and former officers and directors of Seller and its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided, however, that Buyer shall not be obligated to expend, in the aggregate, an amount in excess of 300% of the aggregate annual premium paid as of the date hereof by Seller for such insurance (the “Premium Cap”), and if such premium for such insurance would at any time exceed the Premium Cap, then Buyer shall cause to be maintained policies of insurance which provide the maximum coverage available at an aggregate premium equal to the Premium Cap. In lieu of the foregoing, Seller, in consultation with Buyer, may (and at the request of Buyer, Seller shall) obtain at or prior to the Effective Time, at Buyer’s expense, a six-year “tail” policy under Seller’s existing directors’ and officers’ and, if applicable, fiduciary liability insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties or assets to any person, then, and in each such case, the Surviving Corporation shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.7.

(d) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.8 Additional Agreements. If at any time after the Effective Time the Surviving Corporation shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to carry out the purposes of this Agreement, Seller and its proper officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties and assets in the Surviving Corporation and otherwise to carry out the purposes of this Agreement; and the officers and directors of the Surviving Corporation are fully authorized in the name of Seller or otherwise to take any and all such actions after the Effective Time.

6.9 Current Information. During the period from the date hereof to the Effective Time, the parties will cause one or more of each of their designated representatives to confer on a monthly or more frequent basis with representatives of the other party regarding each of its business, operations, assets, liabilities, condition (financial or otherwise), results of operations or matters relating to the completion of the transactions contemplated hereby. Without limiting the generality of the foregoing, (i) in such conferences with representatives of Buyer the designated representative(s) of Seller and Seller Bank shall provide updates with respect to loan charge-offs and sales of other real estate owned and the status of any efforts to sell any Special Asset since the last conference, (ii) within ten (10) days after the end of each calendar month, Seller shall provide Buyer with (A) an unaudited consolidated balance sheet as of the end of such month, together with unaudited consolidated statements of income, shareholders’ equity and cash flows for the month and year-to-date period, which unaudited consolidated financial statements will be prepared in accordance with GAAP and will fairly present, in all material respects, the financial position of Seller at the respective dates thereof and the results of Seller’s operations and cash flows for the periods indicated therein, subject to the omission of footnotes and normal and year-end audit adjustments as permitted by GAAP, none of which adjustments, to the extent they relate to Seller’s or Seller Bank’s capital ratios, will be material, and (B) a schedule of loans charged-off during such month and other real estate owned sold during such month. Within five (5) business days after filing Seller shall provide Buyer copy of all reports, forms, correspondence, registrations and statements, together with any amendments thereto, that Seller or Seller Bank files during the period from the date of this Agreement to the Effective Time with the Georgia Secretary, the GDBF, the FDIC, the FRB and any other federal or state Governmental Entity having jurisdiction over Seller and/or Seller Bank, other than any portions of material filed that contain confidential supervisory information or other information filed under a claim of confidentiality and, in each case, subject to applicable laws relating to the exchange of information. Each party acknowledges and agrees that nothing in this Agreement, including this Section 6.9, shall require any party to provide confidential supervisory information to any other party.

6.10 Advice of Changes. Seller and Buyer shall promptly advise the other of any fact, change, event or circumstance known to it (i) that has had or is reasonably likely to have a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided, further, that a failure to comply with this Section 6.10 shall not constitute the failure of any condition set forth in Sections 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in the failure of a condition set forth in Sections 7.2 or 7.3 to be satisfied.

6.11 Non-Solicitation; Acquisition Proposals.

(a) Upon the execution of this Agreement, Seller shall, and shall cause its Subsidiaries, affiliates, directors, officers, employees, agents and representatives (including any investment banker, financial advisor, attorney, accountant or other representative retained by Seller or any of its affiliates (each a “ Representative”), to immediately cease and terminate any and all existing discussions, negotiations or activities with any other parties conducted heretofore (whether currently ongoing or not) with respect to the possibility or consideration of any Acquisition Proposal. Upon the request by Buyer, Seller shall request the return and destruction of all confidential information provided to any such person. Except as otherwise provided in Section 6.11(a), from the date of this Agreement through the Effective Time, Seller shall not, shall cause each of its Subsidiaries not to, and shall not authorize or permit any of its Representatives to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information or assistance), or take any other action designed to solicit, initiate, knowingly facilitate or encourage any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any Acquisition Proposal with respect to Seller, (ii) participate in any discussions, negotiations or other communications regarding any Acquisition Proposal with respect to Seller, (iii) except pursuant to Section 6.3 in connection with making a Seller Adverse Recommendation Change, make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal with respect to Seller, or (iv) provide any confidential or nonpublic information or data to any person relating to an Acquisition Proposal with respect to Seller. Seller agrees that it will take the necessary steps to inform its Representatives of the obligations undertaken in this Section 6.11.

(b) (i) Notwithstanding the foregoing Section 6.11(a), but subject to compliance with this Section 6.3 and this Section 6.11, prior to the receipt the Requisite Seller Approval (but not after), Seller may and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to engage in discussions and negotiations with, or provide any nonpublic information or data to, any person in response to an unsolicited bona fide written Acquisition Proposal with respect to Seller by such person (that did not result from a breach of this Section 6.11) made after the date of this Agreement to the extent that (x) Seller’s board of directors determines in good faith that the Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal and (y) Seller’s board of directors determines in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be reasonably likely to result in a violation of its fiduciary duties under applicable law; provided, however, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing, Seller shall have provided notice to Buyer of its intention to provide such information, and shall have provided such information to Buyer if not previously provided to the other party, and shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party or prohibit disclosure to Buyer of the terms and conditions of any Acquisition Proposal.

(ii) Seller shall promptly (but in no event later than twenty-four (24) hours) notify Buyer after receipt of any Acquisition Proposal, any request for nonpublic information relating to Seller or any of its Subsidiaries that would reasonably be expected to lead to an Acquisition Proposal, or any inquiry from any person seeking to have discussions, negotiations or other communications relating to a possible Acquisition Proposal. Such notice shall, if made orally, be confirmed in writing, and shall indicate the identity of the person making the Acquisition Proposal, inquiry or request and the material terms and conditions of any inquiries, requests, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). Seller shall also promptly, and in any event within twenty-four (24) hours, notify Buyer if it enters into discussions or negotiations or engages in other communications concerning any Acquisition Proposal or provides nonpublic information or data to any person in accordance with this Section 6.11(b) and keep Buyer informed of the status and terms of any such proposals, offers, discussions or negotiations on a reasonably current basis in the event of any material changes in the status or terms of any such proposal, offer, discussion or negotiation, including by providing a copy of all material documentation or correspondence relating thereto. If Seller elects to make a Seller Adverse Recommendation Change, then Seller shall comply with Section 6.3(a). Seller shall not release any third party from or waive any provisions of, and shall use its reasonable best efforts to enforce, any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party as of the date hereof in accordance with the terms thereof.

(iii) Nothing contained in this Section 6.11 shall prohibit either party, its board of directors or any of its Subsidiaries from taking and disclosing to its shareholders a position required by or otherwise complying with Rule 14e-2(a), Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act; provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of this Agreement.

(c) Unless this Agreement has been terminated in accordance with its terms, Seller shall not, and shall cause its Subsidiaries and use its reasonable best efforts to cause its and their officers, directors, managers, agents, advisors and Representatives not to on its or any of its Subsidiaries’ or affiliates’ behalf, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other agreement (other than a confidentiality agreement referred to and entered into in accordance with Section 6.11(b)) relating to any Acquisition Proposal.

(d) For purposes of this Agreement, the term “Acquisition Proposal” means any proposal, offer, third party indication of interest, inquiry, filing of any regulatory application or notice (whether in draft or final form) or disclosure of an intention to do any of the foregoing from any third party relating to any (x) direct or indirect acquisition or purchase of more than 20% of the consolidated assets of Seller or more than 20% of any class of equity or voting securities of Seller or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of Seller, (y) tender offer (including a self-tender) or exchange offer that, if consummated, would result in such third party beneficially owning more than 20% of any class of equity or voting securities of Seller or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of Seller or (z) merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction involving Seller or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of Seller (other than, in the case of this clause (z) any such transaction pursuant to which the shareholders of Seller immediately preceding such transaction would continue to hold 80% or more of the equity or voting interests in the surviving or resulting entity of such transaction (or, if applicable, the ultimate parent thereof)), in each case other than the transactions contemplated by this Agreement. For purposes of this Agreement, the term “Superior Proposal” means an unsolicited bona fide written Acquisition Proposal that Seller’s board of directors concludes in good faith, after consultation with its outside legal counsel and financial advisor, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal (including any applicable termination fees, expense reimbursement provisions and conditions to consummation) that Seller’s board of directors deems relevant as well as the terms and conditions of this Agreement (as it may be proposed to be amended by Buyer), is (i) more favorable to the shareholders of Seller from a financial point of view than the transactions contemplated by this Agreement, and (ii) reasonably capable of being completed on the terms proposed; provided that, for purposes of this definition of Superior Proposal, the term Acquisition Proposal shall have the meaning assigned to such term in the paragraph immediately above except that the reference to “20% or more” in the definition of Acquisition Proposal shall be deemed to be a reference to “50% or more.”

6.12 Assumption of Seller Debt. Buyer agrees to execute and deliver, or cause to be executed and delivered, by or on behalf of Buyer, the Surviving Corporation or Buyer Bank (as the case may be), at or prior to the

Effective Time or at or prior to the effective time for the Bank Merger, as required, one or more supplemental indentures, guarantees, and other instruments and documentation required for the due assumption of Seller’s and Seller Bank’s obligations in respect of its outstanding 8.50% Subordinated Noted due 2024, other indebtedness, Seller Trust Preferred Securities, guarantees, securities, and other agreements to the extent required by the terms of such subordinated notes, debt, Seller Trust Preferred Securities, guarantees, securities, and other agreements.

6.13 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the operations of Seller or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement shall give Seller, directly or indirectly, the right to control or direct the operations of Buyer or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Buyer and Seller shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations. Subject to the foregoing, Seller and Seller Bank shall cooperate with Buyer and Buyer Bank in connection with planning for the efficient and orderly combination of the parties and the operation of the Surviving Bank after the Bank Merger, and in preparing for the consolidation of appropriate operating functions to be effective on the Closing Date or such later date as Buyer may decide. Seller shall take, and shall use its commercially reasonable efforts to cause its data processing consultants and software providers to take, any action Buyer may reasonably request prior to the Effective Time to facilitate the combination of the operations of Seller Bank with Buyer Bank. Without limiting the foregoing, Seller shall provide office space and support services (and other reasonably requested support and assistance) in connection with the foregoing, but only to the extent the provision of such services does not unreasonably interfere with the normal operations of Seller.

6.14 Adoption of Accounting Policies. As soon as practicable after the satisfaction or waiver of all conditions to the Closing set forth in Article VII and at such time as consummation of the transactions contemplated by this Agreement seems reasonably assured and in any event prior to the Effective Time (unless this Agreement is terminated pursuant to Article VIII), Seller and Seller Bank shall take any and all necessary or appropriate actions to adopt all Buyer accounting procedures and policies (including those policies pertaining to charged-off and non-accrual assets); provided, however, that no such action taken by Seller or Seller Bank at the request of Buyer pursuant to this section shall be deemed to be, or be deemed to cause, a breach of any representation or warranty made by Seller or Seller Bank herein.

6.15 Change of Method. Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, Buyer may at any time change the method of effecting the business combination contemplated by this Agreement if and to the extent that it deems such a change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the Exchange Ratio or the number of shares of Buyer Common Stock or amount of cash received by holders of Seller Common Stock or the amount or kind of Merger Consideration, (ii) adversely affect the federal income tax consequences of the Merger or the Bank Merger to (A) holders of Seller Common Stock as a result of receiving the Merger Consideration or (B) Buyer or holders of Buyer Common Stock or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement in a timely manner. In the event Buyer elects to make such a change, the parties agree to execute appropriate documents to reflect the change.

6.16 Takeover Statutes. None of Buyer, Seller or their respective boards of directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, the Bank Merger or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger, the Bank Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of their respective boards of directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.17 Shareholder Litigation. Seller shall provide Buyer the opportunity to participate in the defense or settlement of any shareholder litigation against Seller and/or its directors relating to the transactions contemplated by this Agreement throughout the course of any such litigation, and Buyer shall in good faith consider the recommendations of Seller regarding such litigation. Seller shall not settle any shareholder litigation without Buyer’s prior written consent (such consent not to be unreasonably withheld or delayed).

6.18 Disposition of Assets. Subject to Section 2.2, at any time prior to thirty (30) days before the Closing Date, Seller (or one of its Subsidiaries, as applicable), shall be permitted to sell any or all of the Special Assets (or the proceeds resulting from the sale of any such assets) to the shareholders of Seller (including by selling the equity interests of a Subsidiary of Seller, the sole assets of which are the Special Assets, to the shareholders of Seller); provided, that, within a reasonable time in advance of any such sale, Seller shall provide to Buyer for its review and approval, which approval shall not be unreasonably withheld, conditioned or delayed, the agreements, documents and instruments pursuant to which such sale or distribution will be effected.

6.19 Officer Agreements. Both Buyer and Seller shall take such actions as are reasonably necessary to terminate, effective as of the Effective Time, the agreements between Seller and the respective executives set forth in Section 6.19 of the Seller Disclosure in exchange for a cash payment at Closing in a single lump sum in the amount set forth in Section 6.19 of the Seller Disclosure opposite the executive’s name (net of applicable tax withholdings). The termination and liquidation of such agreements shall be made consistent with the provisions of Section 409A of the Code for termination and liquidation of a plan in connection with a change in control event under Section 409A of the Code, so as to avoid any additional tax, interest or penalties in connection with the termination and liquidation of such agreements.

ARTICLE VII.

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger and the Bank Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. This Agreement shall have been approved by the shareholders of Seller by the Requisite Seller Approval.

(b) Stock Exchange Listing. The shares of Buyer Common Stock issuable to the holders of Seller Common Stock and Seller Restricted Share Awards upon consummation of the Merger pursuant to this Agreement shall have been authorized for listing on the Stock Exchange, subject to official notice of issuance.

(c) Regulatory Approvals. Subject to Section 6.1, all regulatory approvals, authorizations, waivers, consents, or orders from the FRB, FDIC, MCB and the GDBF required to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, shall have been obtained and shall remain in full force and effect and all statutory and regulatory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”). All notices, reports and other filings required to be made with any Governmental Entity or Regulatory Agency in connection with the Merger prior to the Effective Time by Buyer or Seller or in connection with the Bank Merger prior to the Effective Time by Buyer Bank or Seller Bank shall have been made and become final.

(d) Other Approvals. Any other consents or approvals set forth in Section 3.4 and Section 4.4, other than the Requisite Regulatory Approvals, required to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, the failure of which to be obtained would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Surviving Corporation, shall have been obtained and shall remain in full force and effect.

(e) Form S-4. The Form S-4 shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Form S-4 shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(f) No Injunctions or Restraints; Illegality. No judgment, order, writ, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the Bank Merger shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity or Regulatory Agency which restricts, prohibits or makes illegal consummation of the Merger, the Bank Merger or other transactions contemplated hereby.

7.2 Conditions to Obligations of Seller and Seller Bank. The obligations of Seller and Seller Bank to effect the Merger and the Bank Merger are also subject to the satisfaction, or waiver by Seller (on behalf of itself and Seller Bank) to the extent permitted by law, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Buyer and Buyer Bank set forth in Sections 3.2(a), 3.8(a), 3.17, 3.18 and 3.19 (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of Buyer and Buyer Bank set forth in Sections 3.1(a), 3.1(b), 3.2(b), 3.2(c), 3.2(d) and 3.3(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Buyer and Buyer Bank set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Buyer or the Surviving Corporation. Seller shall have received a certificate dated as of the Closing Date and signed on behalf of Buyer by the Chief Executive Officer and the Chief Financial Officer of Buyer to the foregoing effect.

(b) Performance of Obligations of Buyer. Buyer and Buyer Bank shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time, and Seller shall have received a certificate dated as of the Closing Date and signed on behalf of Buyer by the Chief Executive Officer and the Chief Financial Officer of Buyer to such effect.

(c) Tax Opinion. Seller shall have received an opinion of Troutman Sanders LLP, legal counsel to Seller, dated as of the Closing Date and in form and substance reasonably satisfactory to Seller, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion (which shall be consistent with the state of facts existing on the Closing Date), the Merger when consummated in accordance with the terms hereof will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, such counsel may require and rely upon representations contained in certificates of officers of Seller and Buyer, reasonably satisfactory in form and substance to such counsel and dated as of the date of such opinion.

(d) Material Adverse Effect. There shall not have been any Material Adverse Effect with respect to Buyer between the date hereof and the Closing Date.

7.3 Conditions to Obligations of Buyer and Buyer Bank. The obligations of Buyer and Buyer Bank to effect the Merger and the Bank Merger are also subject to the satisfaction, or waiver by Buyer (on behalf of itself and Buyer Bank) to the extent permitted by law, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Seller and Seller Bank set forth in Sections 4.2(a), 4.8(a), 4.22, 4.26 and 4.27 (in each case after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of Seller and Seller Bank set forth in Sections 4.1(a), 4.1(b), 4.2(b), 4.2(c) and 4.3(a) (in each case after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Seller and Seller Bank set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Seller or the Surviving Corporation. Buyer shall have received a certificate dated as of the Closing Date and signed on behalf of Seller by the Chief Executive Officer and the Chief Financial Officer of Seller to the foregoing effect.

(b) Performance of Obligations of Seller. Seller and Seller Bank shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time, and Buyer shall have received a certificate dated as of the Closing Date and signed on behalf of Seller by the Chief Executive Officer and the Chief Financial Officer of Seller to such effect.

(c) Performance of Additional Obligations of Seller. Seller shall have performed in all material respects all obligations set forth on Section 7.3(c) of the Seller Disclosure Schedule.

(d) Tax Opinion. Buyer shall have received an opinion of Phelps Dunbar, L.L.P., legal counsel to Buyer, dated as of the Closing Date and in form and substance reasonably satisfactory to Buyer, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion (which shall be consistent with the state of facts existing on the Closing Date), the Merger when consummated in accordance with the terms hereof will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, such counsel may require and rely upon representations contained in certificates of officers of Seller and Buyer, reasonably satisfactory in form and substance to such counsel and dated as of the date of such opinion.

(e) Seller Benefit Plans. Seller or Seller’s board of directors shall have taken the actions described in Section 6.6(e) and (f).

(f) Dissenting Shares. Holders of Seller Common Stock who exercise their appraisal rights in the Merger in accordance with Article 13 of the GBCC shall not hold more than 5.0% of outstanding shares of Seller Common Stock immediately prior to the Effective Time.

(g) Material Adverse Effect. There shall not have been any Material Adverse Effect with respect to Seller between the date hereof and the Closing Date.

(h) Seller Shareholders’ Agreement. Seller shall have delivered to Buyer evidence, satisfactory to Buyer in its reasonable discretion, that the Seller Shareholders’ Agreement has been terminated effective as of the Effective Time.

ARTICLE VIII.

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement by the shareholders of Seller:

(a) by mutual consent of Buyer and Seller in a written instrument, if the board of directors of each so determines;

(b) by either Buyer (on behalf of itself and Buyer Bank) or Seller (on behalf of itself and Seller Bank) (i) twenty (20) or more days after the date upon which any application for a Requisite Regulatory Approval has been denied or withdrawn at the request of the applicable Governmental Entity or Regulatory Agency, unless within such 20-day period a petition for rehearing or an amended application is filed or noticed, or (ii) twenty (20) or more days after any petition for rehearing or amended application filed pursuant to clause (i) is denied; provided, however, that no party hereto shall have the right to terminate this Agreement pursuant to Section 8.1(b)(i) or Section 8.1(b)(ii) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in Section 6.1(b), (c) or (e); and in each case the time period for appeals and requests for reconsideration has run, or (iii) if any Governmental Entity or Regulatory Agency that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity or Regulatory Agency of competent jurisdiction shall have issued a final nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c) by either Buyer (on behalf of itself and Buyer Bank) or Seller (on behalf of itself and Seller Bank) if (i) the Merger shall not have been consummated on or before March 31, 2019 (the “Termination Date”), unless a Requisite Regulatory Approval is pending and has not been finally resolved, in which event such date shall be automatically extended to June 30, 2019, or (ii) if a vote of the shareholders of Seller is taken and Seller fails to obtain the Requisite Seller Approval; provided, that the failure of the Closing to occur by such date shall not be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) by either Buyer (on behalf of itself and Buyer Bank) or Seller (on behalf of itself and Seller Bank) (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Seller, in the case of a termination by Buyer, or Buyer, in the case of a termination by Seller, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Seller, or Section 7.3, in the case of a termination by Buyer, and which is not cured by the earlier of the Termination Date and thirty (30) days following written notice to Seller, in the case of a termination by Buyer, or Buyer, in the case of a termination by Seller, or by its nature or timing cannot be cured during such period;

(e) by Buyer (on behalf of itself and Buyer Bank), if (i) prior to such time as the Requisite Seller Approval is obtained, Seller or its board of directors (A) makes a Seller Adverse Recommendation Change (or publicly discloses its intention to do so) or otherwise submits this Agreement to its shareholders without a recommendation for approval, or recommends (or publicly discloses its intention to do so) to its shareholders an Acquisition Proposal other than the Merger or if Seller, its Subsidiaries or its Representatives otherwise breaches, in any material respect, its obligations under Section 6.11 of this Agreement, or (B) materially breaches its obligations under Section 6.3 or Section 6.11, or (ii) a tender offer or exchange offer for more than 20% of the outstanding shares of Seller Common Stock is commenced (other than by Buyer or a Subsidiary thereof), and the board of directors of Seller recommends that the shareholders of Seller tender their shares in such tender offer or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the ten (10) business day period specified in Rule 14e-2(a) under the Exchange Act;

(f) by Buyer (on behalf of itself and Buyer Bank), if holders of more than 5.0% of the shares of Seller Common Stock outstanding at any time prior to the Closing Date exercise their dissenters rights pursuant to Article 13 of the GBCC; or

(g) by Seller (on behalf of itself and Seller Bank), at any time prior to the receipt of the Requisite Seller Approval, for the purpose of entering into a definitive agreement with respect to a Superior Proposal, provided, that Seller and its Subsidiaries and Representatives have not breached any of their obligations under Sections 6.3 or 6.11 of this Agreement; and, provided, further, that any such purported termination pursuant to this Section 8.1(g) shall be void and of no force or effect unless Seller has paid the Termination Fee in accordance with Section 8.3.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f) or (g) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section  9.4, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2 Effect of Termination. In the event of termination of this Agreement by either Buyer or Seller as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Buyer, Seller, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b), this Section 8.2, Section 8.3 and Article IX (other than Section 9.1) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Buyer nor Seller shall be relieved or released from any liabilities or damages (which, in the case of Seller, shall include the loss to the holders of Seller Common Stock and Seller Equity Awards of the economic benefits of the transactions contemplated hereby, including the loss of the premium offered to the holders of Seller Common Stock and Seller Equity Awards, it being understood that Seller shall be entitled to pursue damages for such losses and to enforce the right to recover such losses on behalf of its shareholders and the holders of Seller Equity Awards in its sole and absolute discretion, and any amounts received by Seller in connection therewith may be retained by Seller) arising out of its fraud or willful and material breach of any provision of this Agreement.

8.3 Termination Fee.

(a) In the event that after the date of this Agreement and prior to the termination of this Agreement a bona fide Acquisition Proposal with respect to Seller shall have been made known to senior management of Seller or shall have been made directly to its shareholders generally or any person reasonably qualified to consummate an Acquisition Proposal shall have publicly announced (and not irrevocably withdrawn at least five (5) business days prior to the Seller Shareholders’ Meeting) an Acquisition Proposal with respect to Seller and

(x) (A) thereafter this Agreement is terminated by either Buyer or Seller pursuant to Section 8.1(c) without the Requisite Seller Approval having been obtained or (B) thereafter this Agreement is terminated by Buyer pursuant to Section 8.1(e), and (y) prior to the date that is twelve (12) months after the date of such termination, Seller enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal with respect to Seller (whether or not the same Acquisition Proposal as that referred to above), then Seller shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Buyer, by wire transfer of same day funds, a fee equal to $19,000,000 (the “Termination Fee”); provided, that for purposes of this Section 8.3, all references in the definition of Acquisition Proposal to “20%” shall instead refer to “50%.”

(b) In the event this Agreement is terminated by Buyer pursuant to Section 8.1(e) or by Seller pursuant to Section 8.1(g), then concurrently with such termination, if terminated by Seller, or within two (2) business days after termination, if terminated by Buyer, Seller shall pay Buyer, by wire transfer of same day funds, the Termination Fee, and such termination shall not be deemed effective hereunder until payment by Seller of such fee.

(c) Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages in accordance with Section 8.2, the maximum aggregate amount of fees payable by Seller under this Section 8.3 shall be equal to the Termination Fee, and in no event shall any party be required to pay the Termination Fee more than once.

(d) Each party acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, each party would not enter into this Agreement; accordingly, if Seller fails to pay promptly the Termination Fee pursuant to this Section 8.3 and, in order to obtain such payment, Buyer commences a suit which results in a judgment against Seller for the fee set forth in this Section 8.3, Seller shall pay Buyer its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made, plus 300 basis points.

(e) The parties agree that the payment of the Termination Fee shall be the sole and exclusive remedy available to Buyer and Buyer Bank with respect to this Agreement in the event any such payment becomes due and payable and is paid, and, upon payment of the Termination Fee, Seller and Seller Bank (and Seller’s and Seller Bank’s affiliates and its and their respective directors, officers, employees, shareholders and representatives) shall have no further liability to Buyer and Buyer Bank under this Agreement; provided, however, that Seller and Seller Bank shall not be relieved or released from any liabilities or damages arising out of their willful and material breach of this Agreement; provided, further, that the aggregate amount of any damages determined by a court to be payable by Seller and Seller Bank pursuant to the foregoing proviso shall be reduced by the amount of any Termination Fee previously paid to Buyer pursuant to this Section 8.3.

ARTICLE IX.

GENERAL PROVISIONS

9.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. on a date and at a place to be specified by one party to the other party, which shall be no later than five (5) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature or terms can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date or time is agreed to by Buyer and Seller. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” On the Closing Date, the parties shall cause the Articles of Merger to be filed with the Georgia Secretary and the Mississippi Secretary and the Bank Merger Certificates to be filed with the GDBF and the MCB.

9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall terminate in accordance with its terms) shall survive the Effective Time, except for Sections 2.3, 6.6, 6.7, 6.8 and this Article IX and those other covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

9.3 Expenses. Except as provided in Section 8.3, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses; provided, however, that the costs and expenses of printing and mailing the Approval Document/Prospectus and all filing and other fees paid to the SEC in connection with the transactions contemplated herein shall be borne equally by Buyer and Seller.

9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on the day of delivery if delivered personally, if telecopied upon confirmation of receipt, if mailed by registered or certified mail (return receipt requested) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing, or if delivered by an express next-day courier (with confirmation) on the first business day following the date of dispatch, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Seller or Seller Bank, to:	with a copy to:
Brand Group Holdings, Inc. 106 Crogan Street Lawrenceville, Georgia 30046 Attn: Bartow Morgan, Jr. Facsimile: (770) 236-0766	Troutman Sanders LLP 600 Peachtree Street NE Suite 3000 Atlanta, Georgia 30308 Attn: James W. Stevens Facsimile: (404) 962-6501

(b) if to Buyer or Buyer Bank, to:	with a copy to:

Renasant Corporation 209 Troy Street Tupelo, Mississippi 38804 Attn: E. Robinson McGraw Facsimile: (662) 680-1230	Phelps Dunbar LLP 365 Canal Street Suite 2000 New Orleans, Louisiana 70130 Attn: Mark A. Fullmer Facsimile: (504) 568-9130

9.5 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement, unless otherwise indicated. The Buyer Disclosure Schedule, Seller Disclosure Schedule and each other Exhibit and Schedule hereto shall be deemed part of this Agreement and included in any reference to this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. Whenever the singular or plural form of any word is used in this Agreement, such word shall encompass both the singular and plural form of such word. All references to any period of days shall be deemed to be the relevant number of calendar days unless otherwise specified. As used in this Agreement, (i) the “knowledge” of Seller means the actual knowledge of the senior executive officers of Seller and Seller Bank (i.e., the executive vice president level and above) and all facts of which any such person or persons would reasonably be expected to know in the normal course of exercising his or her duties based on applicable title or position, and the “knowledge” of Buyer means the actual knowledge of the senior executive officers of Buyer and Buyer Bank (i.e., the senior executive vice president level and above) and all facts of which any such person or persons would reasonably be expected to know in the normal course of exercising his or her duties based on applicable title or position; (ii) “business day” means any day other than a Saturday, a Sunday or a day on which banks in Tupelo, Mississippi or Atlanta, Georgia are authorized by law or executive order to be closed; (iii) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature; and (iv) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person. Any document or item will be deemed “delivered,” “provided” or “made available” to a party within the meaning of this Agreement if such document or item is (i) made available to such party specifically for review in person by the other party or its representatives, (ii) contained and accessible to such party for a continuous period of at least four (4) days immediately prior to the execution of this Agreement (if to be delivered, provided or made available prior to the date hereof) or the Closing Date (if to be delivered, provided or made available prior to Closing) in the electronic data room hosted by Intralinks, Inc. established by Seller in connection with the transactions contemplated hereby to which Buyer and its designated representatives had access rights during such period, or (iii) filed by Buyer with the SEC and publicly available on EDGAR at least forty-eight (48) hours immediately prior to the execution of this Agreement (if to be delivered, provided or made available prior to the date hereof) or the Closing Date (if to be delivered, provided or made available prior to Closing). All references to “dollars” or “$” in this Agreement are to United States dollars.

The parties intend that each representation, warranty and covenant contained herein shall have independent significance. If any party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) that the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty or covenant. Further, it is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedule or the Buyer Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material or would have a Material Adverse Effect on Seller or Buyer, as the case may be, and neither party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Seller Disclosure Schedule or the Buyer Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Seller Disclosure Schedule or the Buyer Disclosure Schedule is or is not material for purposes of this Agreement.

9.6 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time prior to the Effective Time, whether before or after the approval of the transactions contemplated by this Agreement by the shareholders of Seller; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Seller, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.7 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of Buyer and Buyer Bank, in the case of Seller, or Seller and Seller Bank, in the case of Buyer, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto on the part of Buyer and Buyer Bank, in the case of Seller, or Seller and Seller Bank, in the case of Buyer, and (c) waive compliance with any of the agreements on the part of Buyer and Buyer Bank, in the case of Seller, or Seller and Seller Bank, in the case of Buyer, or of such parties’ conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Seller, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof which requires further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.8 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.9 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.10 Governing Law; Venue. This Agreement shall be governed and construed in accordance with the laws of the State of Mississippi, without giving effect to the principles of conflicts of laws thereof except (a) that matters relating to the fiduciary duty of Seller’s board of directors shall be governed by the laws of the State of Georgia, without giving effect to the principles of conflicts of laws thereof, and (b) to the extent mandatory provisions of federal law apply. Any legal action or proceeding with respect to this Agreement by one party against any other party shall be brought only in any federal or state court located in the State of Mississippi, which shall have exclusive jurisdiction and venue for such purpose. By execution and delivery of this Agreement, the parties hereby accept for themselves, and in respect of their property, generally and unconditionally, the jurisdiction and venue of the aforesaid courts and waive any objection to the laying of venue on the grounds of a lack of jurisdiction or forum non conveniens which they may now or hereafter have to the bringing or maintaining of any such action or proceeding in such jurisdiction, and agree that service of process upon any party in any such action or proceeding will be effective if notice is given in accordance with Section 9.4.

9.11 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION  9.11.

9.12 Publicity. Except as otherwise required by applicable law or the rules of the Stock Exchange or as required under the rules and regulations of the SEC, neither Seller nor Buyer shall, or shall permit any of their respective Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent of Buyer, in the case of a proposed announcement or statement by Seller or any of its Subsidiaries, or Seller, in the case of a proposed announcement or statement by Buyer or any of its Subsidiaries, in each case, which consent shall not be unreasonably withheld, conditioned or delayed.

9.13 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations of the parties hereto shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Any purported assignment in contravention hereof shall be null and void. Except for (i) as otherwise specifically provided in Section 6.6, and (ii) from and after the Effective Time, but only if the Effective Time shall occur, the rights of holders of Seller Common Stock to receive the Merger Consideration as provided in Article II, and the rights of holders of Seller Equity Awards under Section 1.6, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.14 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.15 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment or waiver hereto or other such instrument or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract, and each party hereto forever waives any such defense.

9.16 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to Section 8.3, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any action or proceeding brought in accordance with Section 9.10, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered as of the day and year first above written.

RENASANT CORPORATION

By:	/s/ E. Robinson McGraw
Name:	E. Robinson McGraw
Title:	Chief Executive Officer

RENASANT BANK

By:	/s/ E. Robinson McGraw
Name:	E. Robinson McGraw
Title:	Chief Executive Officer

BRAND GROUP HOLDINGS, INC.

By:	/s/ Bartow Morgan Jr.
Name:	Bartow Morgan Jr.
Title:	Chief Executive Officer

THE BRAND BANKING COMPANY

By:	/s/ Bartow Morgan Jr.
Name:	Bartow Morgan Jr.
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex A

Defined Terms

Capitalized terms used herein are defined in the provisions of the Agreement set forth below:

Defined Term	Section
Acquisition Proposal	6.11(d)
affiliate	9.5
Agreement	First Paragraph
Anti-Money Laundering Laws	3.13(b)
Approval Document/Prospectus	3.4
Articles of Merger	1.2
Bank Merger	Recitals
Bank Merger Certificates	1.2
BHC Act	3.1(b)
BOLI	4.21(b)
Burdensome Condition	6.1(c)
business day	9.5
Buyer	First Paragraph
Buyer 2017 Form 10-K	3.14(a)
Buyer 401(k) Plan	6.6(c)
Buyer Articles	1.8
Buyer Bank	First Paragraph
Buyer Benefit Plans	3.11(a)
Buyer Bylaws	1.9
Buyer Capital Stock	3.2(a)
Buyer Common Stock	1.4(a)(ii)
Buyer Disclosure Schedule	Article III
Buyer Equity Awards	3.2(a)
Buyer ERISA Affiliate	3.11(a)
Buyer Material Contract	3.14(a)
Buyer Regulatory Agreement	3.15
Buyer Reports	3.12
Buyer Stock Plans	3.2(a)
Buyer Trust Preferred Securities	3.2(a)
Cash Consideration	1.4(a)
Cash Out Amount	1.6(a)
Certificate	1.4(b)
Closing	9.1
Closing Date	9.1
Code	Recitals
Common Shares Outstanding	2.2(a)
Confidentiality Agreement	6.2(b)
Continuing Employee	6.6(a)
Continuing Special Asset	2.2(a)
CRA	3.19
Dissenting Shares	2.3(f)
Effective Time	1.2
ERISA	3.11(d)
ESPP	1.7
Evercore	4.7

Defined Term	Section
Exchange Act	3.12
Exchange Agent	2.1
Exchange Fund	2.1
Exchange Ratio	1.4(a)
FDIA	3.18
FDIC	3.4
Form S-4	3.4
FRB	3.4
GAAP	3.6
GBCC	1.1(a)
GDBF	1.2
Georgia Secretary	1.2
Governmental Entity	3.4
Indemnified Parties	6.7(a)
Intellectual Property	4.20(a)
IRS	3.11(d)
KBW	3.7
knowledge	9.5
Liens	3.2(d)
Loans	4.22(a)
Material Adverse Effect	3.1(a)
MBCA	1.1(a)
MCB	1.2
Merger	Recitals
Merger Consideration	1.4(a)
Mississippi Secretary	1.2
Options Outstanding	2.2(a)
Other Regulatory Approvals	3.4
Payments	4.12(f)
Permitted Liens	4.16(c)
Per Share Cash Consideration	1.4(a)
person	9.5
Premium Cap	6.7(b)
Regulatory Agencies	3.5
Representative	6.11(a)
Requisite Regulatory Approval	7.1(c)
Requisite Seller Approval	3.4
Sarbanes-Oxley Act	4.13(a)
SEC	3.4
Securities Act	3.4
Seller	First Paragraph
Seller 401(k) Plan	6.6(c)
Seller Adverse Recommendation Change	6.3(a)
Seller Articles	4.1(b)
Seller Bank	First Paragraph
Seller Bank Common Stock	2.5
Seller Bank Designees	1.11(b)
Seller Benefit Plans	4.12(a)
Seller Bylaws	4.1(b)
Seller Capital Stock	4.2(a)
Seller Common Stock	1.4(a)

Defined Term	Section
Seller Data	4.20(b)
Seller Deferred Compensation Plan	1.6(b)
Seller Derivative Contracts	4.17
Seller Designees	1.11(a)
Seller Disclosure Schedule	Article IV
Seller Equity Award	1.6(b)
Seller ERISA Affiliate	4.12(a)
Seller Financial Statements	4.6(a)
Seller Leased Real Property	4.16(a)
Seller Leases	4.16(a)
Seller Loan	4.23(a)
Seller Material Contract	4.14(a)
Seller Owned Real Property	4.16(a)
Seller-Owned Software	4.20(b)
Seller Real Estate	4.16(a)
Seller Regulatory Agreement	4.15
Seller Restricted Share Award	1.6(b)
Seller Retirement Plan	6.3(b)
Seller Shareholders’ Agreement	4.2(c)
Seller Shareholders’ Meeting	6.3(a)
Seller Stock Option	1.6(a)
Seller Stock Plans	1.6(a)
Seller Trust Preferred Securities	4.2(a)
Shareholder Support Agreements	Recitals
Software	4.20(a)
Special Asset Gains	2.2(a)
Special Asset Losses	2.2(a)
Special Asset Resolution Date	2.2(a)
Special Asset Value	2.2(a)
Special Assets	2.2(a)
SRO	3.5
Stock Exchange	3.4
Subsidiary	3.1(c)
Superior Proposal	6.11(d)
Surviving Bank	Recitals
Surviving Corporation	Recitals
Takeover Statutes	4.30
Tax	3.10
Tax Benefit	2.2(b)
Tax Return	3.2(i)
Taxes	3.10
Termination Date	8.1(c)
Termination Fee	8.3(a)
Treasury Regulations	3.10(e)
280G Vote	6.3(d)
Voting Debt	3.2(b)

Exhibit A

Form of Shareholder Support Agreement

Attached.

SUPPORT AGREEMENT

This SUPPORT AGREEMENT, dated as of March 28, 2018 (this “Agreement”), is made by and between Renasant Corporation, a Mississippi corporation (“Buyer”), Brand Group Holdings, Inc., a Georgia corporation (“Seller”), and the undersigned (the “Undersigned”).

WHEREAS, the Undersigned is a significant shareholder of Seller, and the beneficial holder of shares of common stock, no par value per share, of Seller (the “Seller Common Stock”);

WHEREAS, Buyer and Seller are considering the execution of an Agreement and Plan of Merger (the “Merger Agreement”) contemplating, among other things, the acquisition of Seller through the merger of Seller with and into Buyer (the “Merger”);

WHEREAS, in consideration of the substantial expenses that Buyer and Seller will incur in connection with the transactions contemplated by the Merger Agreement and to induce Buyer and Seller to execute the Merger Agreement and to proceed to incur such expenses, the Undersigned has agreed to enter into this Agreement; and

WHEREAS, capitalized terms used herein without definition shall have the respective meanings ascribed to them in the Merger Agreement;

NOW, THEREFORE, the parties hereto agree as follows:

1. While this Agreement is in effect, the Undersigned shall not, directly or indirectly: (a) sell, assign, exchange, transfer, pledge or otherwise dispose of or encumber (any of the foregoing, a “transfer”) (other than in connection with an ordinary bank loan) prior to the record date for the determination of shareholders entitled to give consent to approve the Merger Agreement or for the Seller Shareholders’ Meeting, as applicable, any or all of its shares of Seller Common Stock, or enter into any contract or agreement regarding any of the foregoing, (b) deposit any shares of Seller Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Seller Common Stock or grant any proxy with respect thereto, other than for the purpose of voting to approve the Merger Agreement and the Merger and matters related thereto and the 280G Vote or voting against any Acquisition Proposal (even if such Acquisition Proposal constitutes a Superior Proposal), or (c) exercise, or give notice of an intent to exercise, any of its registration rights arising under that certain Amended and Restated Shareholders’ Agreement dated as of September 21, 2016 by and among the Company and the shareholders party thereto (the “Shareholders’ Agreement”). For the avoidance of doubt, Buyer or Seller shall be entitled to withhold its approval to any transfer of any of the Undersigned’s shares of Seller Common Stock if the transferee in any such transfer does not agree in writing to be bound by this Agreement to the same extent as the Undersigned.

2. While this Agreement is in effect the Undersigned shall vote all of the shares of Seller Common Stock for which the Undersigned has sole voting authority, and shall use its reasonable efforts to cause to be voted all of the shares of Seller Common Stock for which the Undersigned has shared voting authority: (a) for the approval of the Merger Agreement and the Merger by written consent or at the Seller Shareholders’ Meeting (including any adjournments or postponements thereof), as applicable; (b) against any Acquisition Proposal (even if such Acquisition Proposal constitutes a Superior Proposal); (c) against any corporate action the consummation of which would reasonably be expected to (i) frustrate the purposes, or prevent or materially delay the consummation of, the transactions contemplated by the Merger Agreement or (ii) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Seller or Seller Bank under the Merger Agreement, and (d) assuming the terms and conditions of Section 6.3(d) of the Merger Agreement have been satisfied, for approval of the 280G Vote. In addition, the Undersigned hereby waives, and agrees not to assert or perfect, any appraisal or dissenters’ rights that the Undersigned may have by virtue of its ownership of shares of Seller Common Stock.

3. The Undersigned hereby revokes any and all previous proxies granted with respect to its shares of Seller Common Stock. By entering into this Agreement, the Undersigned hereby grants a revocable proxy appointing Buyer as the Undersigned’s attorney-in-fact and proxy, with full power of substitution, for and in the Undersigned’s name, to vote, express consent or dissent, or otherwise to utilize such voting power in the manner contemplated by Section 2 above as Buyer or its proxy or substitute shall, in Buyer’s sole discretion, deem proper with respect to the Undersigned’s shares of Seller Common Stock. The proxy granted by the Undersigned pursuant to this Section 3 is revocable and is granted in consideration of Buyer entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. The proxy granted by the Undersigned shall be revoked upon termination of this Agreement in accordance with its terms.

4. The foregoing restrictions shall (i) apply to all shares of Seller Common Stock beneficially owned by the Undersigned on the date of this Agreement as well as all such shares of Seller Common Stock that the Undersigned purchases, acquires the right to vote or otherwise acquires beneficial ownership of after the date of this Agreement, but (ii) not apply to shares with respect to which the Undersigned may have voting power as a fiduciary for others. In addition, this Agreement shall only apply to actions taken by the Undersigned in its capacity as a shareholder of Seller and, if applicable, shall not in any way dictate how the Undersigned votes as a director of Seller in any manner or otherwise prohibit, limit or affect actions the Undersigned may take in his or her capacity as a director or officer of Seller.

5. In its capacity as a shareholder of Seller, the Undersigned agrees that it will not, and will cause its officers, managers and directors, and will instruct and use commercially reasonable efforts to cause its representatives and partners not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to an Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, have or participate in any discussions with or otherwise cooperate in any way with, any person in connection with any Acquisition Proposal or (iv) enter into any term sheet, letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to and entered into in accordance with Section 6.3 of the Merger Agreement) relating to any Acquisition Proposal, in each case, except to the extent that Seller is permitted to take such action pursuant to the Merger Agreement. The Undersigned will and will cause its officers, managers and directors, and will use its commercially reasonable efforts to cause its representatives and partners to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Buyer with respect to any Acquisition Proposal. The Undersigned will promptly (within twenty-four (24) hours) advise Buyer following its receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the material terms and conditions of the Acquisition Proposal), and will keep Buyer apprised of any related material developments, discussions and negotiations on a reasonably current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal, in each case to the extent Seller has not previously notified Buyer. All references herein to an Acquisition Proposal shall refer to an Acquisition Proposal with respect to Seller.

6. The parties hereto acknowledge and agree that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, the parties shall be entitled to temporary and permanent injunctive relief, or other equitable remedy, without having to prove actual damages. Each of the parties further waives any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

7. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when counterparts have been signed by both of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. This Agreement, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or the fact that any signature was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract, and each party hereto forever waives any such defense.

8. As of the date hereof, the Undersigned has voting power (sole or shared) with respect to the number of shares of Seller Common Stock set forth below, and there are no other shares beneficially owned by the Undersigned not set forth below. The Undersigned has full corporate power and authority and legal capacity to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by the Undersigned and constitutes the legal, valid and binding obligation of the Undersigned, enforceable against it in accordance with its terms. Neither the Undersigned’s execution and delivery of this Agreement nor the compliance by it with any of the provisions hereof will conflict with or result in a breach, or constitute a default under any provision of, any agreement, document or instrument or any law applicable to Undersigned or its assets. No consent, approval or authorization of, or designation or filing with, any Governmental Entity, Regulatory Authority or other person (including, if applicable, the Undersigned’s spouse) is required in connection with the Undersigned’s execution and delivery of this Agreement and compliance with the provisions hereof. The Undersigned hereby represents and warrants to the Company that, as of the date of this Agreement, it has not exercised any of its registration rights under the Shareholders’ Agreement, the Company has fulfilled all of its requests for information, demands and other claims under the Shareholders’ Agreement and, to its knowledge, neither the Company nor any other shareholder party thereto is in default of the Shareholders’ Agreement (nor is there any event or occurrence that, with the giving of notice, the passage of time or both, would constitute a default under the Shareholders’ Agreement).

9. The Undersigned may not assign any of its rights or obligations under this Agreement to any other person.

10. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.

11. In the event that any party institutes any legal suit, action or proceeding against the other party to enforce the covenants contained in this Agreement (or obtain any other remedy in respect of any breach of this Agreement), the prevailing party in the suit, action or proceeding shall be entitled to receive in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action or proceeding, including reasonable attorneys’ fees and expenses and court costs.

12. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by the party against whom the waiver is to be effective. This Agreement and all obligations of the parties hereunder shall automatically terminate upon the earlier of (a) the Effective Time, (b) the termination of the

Merger Agreement in accordance with its terms, or (c) any amendment to the Merger Agreement which reduces the consideration payable to the Undersigned or otherwise materially and adversely impacts the Undersigned.

[signatures appear on next page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

[UNDERSIGNED]

Number of shares beneficially owned with sole voting authority:

Number of shares beneficially owned with shared voting authority:

RENASANT CORPORATION

By:
Name:
Title:

BRAND GROUP HOLDINGS, INC.

By:
Name:
Title:

[Signature Page to Support Agreement]

ANNEX B

OPINION OF EVERCORE GROUP L.L.C.

Annex B

March 28, 2018

The Board of Directors

Brand Group Holdings, Inc.

106 Crogan Street

Lawrenceville, Georgia 30046

Members of the Board of Directors:

We understand that Brand Group Holdings, Inc., a Georgia corporation (the “Company”), and The Brand Banking Company, a Georgia banking corporation (“Company Bank”), propose to enter into an Agreement and Plan of Merger, dated as of March 28, 2018 (the “Merger Agreement”), with Renasant Corporation, a Mississippi corporation (the “Parent”), and Renasant Bank, a Mississippi banking corporation (“Parent Bank”), pursuant to which, and subject to the terms and conditions set forth therein, the Company will be merged with and into Parent (the “Merger”) with Parent being the surviving corporation in the Merger, and immediately thereafter Company Bank will be merged with and into Parent Bank (the “Bank Merger”) with Parent Bank being the surviving banking corporation in the Bank Merger. As a result of the Merger, among other things, each share of the common stock, no par value, of the Company (the “Company Common Stock”), issued and outstanding immediately prior to the effective time of the Merger, except for shares beneficially owned by the Company or Parent or any of their respective subsidiaries and Dissenting Shares, shall be converted automatically into the right to receive, without interest: (i) an amount in cash equal to $77.50 (the “Per Share Cash Consideration”), and (ii) 32.87 validly issued, fully paid and nonassessable shares of the common stock, par value $5.00 per share, of Parent (the “Parent Common Stock”) (the “Per Share Stock Consideration” and, together with the Per Share Cash Consideration, the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement, and terms used herein and not defined shall have the meanings ascribed thereto in the Merger Agreement.

The Board of Directors of the Company (the “Board of Directors”) has asked us whether, in our opinion, the Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock entitled to receive such consideration.

In connection with rendering our opinion, we have, among other things:

i.	reviewed certain publicly available business and financial information relating to the Company and Parent that we deemed to be relevant, including publicly available research analysts’ estimates relating to Parent;

ii.	reviewed certain non-public historical financial and operating data relating to the Company prepared and furnished to us by management of the Company;

iii.	reviewed certain non-public projected financial data relating to the Company prepared by management of the Company and furnished to us by management of the Company;
iv.	reviewed the amount and timing of the cost savings estimated by the management of Parent to result from the Merger (collectively, the “Synergies”);

v.	held discussions with members of senior management of the Company and Parent concerning the matters described in clauses (i) through (iv) above;

vi.	compared the financial performance of the Company and valuation multiples relating to the Merger with those of certain publicly traded companies that we deemed relevant;

vii.	compared the financial performance of Parent and Parent’s stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

viii.	compared the financial performance of the Company and the valuation multiples relating to the Merger with those of certain other transactions that we deemed relevant;

ix.	reviewed the reported prices and the historical trading activity of the Parent Common Stock;

x.	analyzed the discounted cash flows of the Company and Parent on a stand-alone basis;

xi.	considered the potential pro forma impact of the Merger;

xii.	reviewed a draft version of the Merger Agreement dated March 27, 2018; and

xiii.	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial data relating to the Company referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company. We express no view as to any projected financial data relating to the Company, the Synergies or the assumptions on which they are based, and have assumed that the financial results reflected in the projected financial data and estimates utilized in our analyses, including with respect to the Synergies, will be realized in the amounts and at the times projected.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company, Parent, the combined company or the consummation of the Merger or materially reduce the benefits to the holders of the Company Common Stock of the Merger.

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company or Parent, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion. We are not experts in the evaluation of loan, mortgage or similar portfolios or allowances for losses with respect thereto, and we were not requested to, and we did not, conduct a review of individual credit files or loan, mortgage or similar portfolios. We express no opinion or view as to the adequacy or sufficiency of allowances for losses or other matters with respect thereto and we have assumed that each of the Company and Parent has, and the pro forma combined company will have, appropriate reserves to cover any such losses.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of the Company Common Stock, from a financial point of view, of the Merger Consideration. We do not express any view on, and our opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Merger Consideration or otherwise. We have assumed that any modification to the structure of the transaction will not vary in any respect material to our analysis. Our opinion does not address the relative merits of the Merger as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Merger or the

2

terms of the Merger Agreement (other than the Merger Consideration) or the documents referred to therein. This letter, and our opinion, does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Merger, including as to how any holder of shares of Company Common Stock should vote or act in respect of the Merger or any other matter related thereto. We express no opinion herein as to the price at which shares of the Company Common Stock or Parent Common Stock will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We will receive a fee for our services upon the rendering of this opinion. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. We also will be entitled to receive a success fee if the Merger is consummated. During the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and the Company or Parent pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship. We may provide financial or other services to the Company or Parent in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of Parent and its affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein, is addressed to, and is for the information and benefit of, the Board of Directors in connection with their evaluation of the proposed Merger. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of the shares of Company Common Stock entitled to receive such consideration.

Very truly yours,

EVERCORE GROUP L.L.C.

By:
Name: Tannon Krumpelman Title: Senior Managing Director

3

ANNEX C

Georgia Business Corporation Code

Article 13. Dissenters’ Rights

Part 1. Right to Dissent and Obtain Payment for Shares

Section 14-2-1301. Definitions

As used in this article, the term:

(1) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(2) “Corporate action” means the transaction or other action by the corporation that creates dissenters’ rights under Code Section 14-2-1302.

(3) “Corporation” means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(4) “Dissenter” means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

(5) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

(6) “Interest” means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

(7) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(8) “Shareholder” means the record shareholder or the beneficial shareholder.

Section 14-2-1302. Right to dissent

(a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

(1) Consummation of a plan of merger to which the corporation is a party:

(A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger, unless:

(i) The corporation is merging into a subsidiary corporation pursuant to Code Section 14-2-1104;

(ii) Each shareholder of the corporation whose shares were outstanding immediately prior to the effective time of the merger shall receive a like number of shares of the surviving corporation, with designations, preferences, limitations, and relative rights identical to those previously held by each shareholder; and

Annex C - Page 1

(iii) The number and kind of shares of the surviving corporation outstanding immediately following the effective time of the merger, plus the number and kind of shares issuable as a result of the merger and by conversion of securities issued pursuant to the merger, shall not exceed the total number and kind of shares of the corporation authorized by its articles of incorporation immediately prior to the effective time of the merger; or

(B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

(2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(4) An amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

(5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b) A shareholder entitled to dissent and obtain payment for his or her shares under this article may not challenge the corporate action creating his or her entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter’s rights.

(c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

(1) In the case of a plan of merger or share exchange, any holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares:

(A) Anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

(B) Any shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders that are different, in type or exchange ratio per share, from the shares to be provided or offered to any other holder of shares of the same class or series of shares in exchange for such shares; or

(2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

Annex C - Page 2

Section 14-2-1303. Dissent by nominees and beneficial owners

A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

Part 2. Procedure for Exercise of Dissenters’ Rights

Section 14-2-1320. Notice of dissenters’ rights

(a) If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this article and be accompanied by a copy of this article.

(b) If corporate action creating dissenters’ rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

Section 14-2-1321. Notice of intent to demand payment

(a) If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is submitted to a vote at a shareholders’ meeting, a record shareholder who wishes to assert dissenters’ rights:

(1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(2) Must not vote his shares in favor of the proposed action.

(b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

Section 14-2-1322. Dissenters’ notice

(a) If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

(b) The dissenters’ notice must be sent no later than ten days after the corporate action was taken and must:

(1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

(4) Be accompanied by a copy of this article.

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Section 14-2-1323. Duty to demand payment

(a) A record shareholder who sent a dissenters’ notice described in Code Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

(b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his shares under this article.

Section 14-2-1324. Share restrictions

(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

Section 14-2-1325. Offer of payment

(a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

(b) The offer of payment must be accompanied by:

(1) The corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2) A statement of the corporation’s estimate of the fair value of the shares;

(3) An explanation of how the interest was calculated;

(4) A statement of the dissenter’s right to demand payment under Code Section 14-2-1327; and

(5) A copy of this article.

(c) If the shareholder accepts the corporation’s offer by written notice to the corporation within 30 days after the corporation’s offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

Section 14-2-1326. Failure to take action

(a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

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(b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under Code Section 14-2-1322 and repeat the payment demand procedure.

Section 14-2-1327. Procedure if shareholder dissatisfied with payment or offer

(a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

(1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

(2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

(b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation’s offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

(c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

(1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

(2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

Part 3. Judicial Appraisal of Shares

Section 14-2-1330. Court action

(a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation’s registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or statutory overnight delivery or by publication, or in any other manner permitted by law.

Annex C - Page 5

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the “Georgia Civil Practice Act,” applies to any proceeding with respect to dissenters’ rights under this chapter.

(e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

Section 14-2-1331. Court costs and counsel fees

(a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

(b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

(1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

(2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

(c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

Section 14-2-1332. Limitation of actions

No action by any dissenter to enforce dissenters’ rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

Annex C - Page 6

ANNEX D

BRAND GROUP

HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2017 and 2016

(with Independent Auditor’s Report thereon)

Annex D

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Shareholders

Brand Group Holdings, Inc.

Lawrenceville, Georgia

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Brand Group Holdings, Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of earnings, comprehensive income (loss), changes in shareholders’ equity and cash flows for the years then ended and the related notes to the consolidated financial statements, collectively, the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brand Group Holdings, Inc. and subsidiaries as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

We also have audited, in accordance with auditing standards generally accepted in the United States of America, The Brand Banking Company’s, a wholly owned subsidiary of the Company, internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 29, 2018 expressed an unqualified opinion on the effectiveness of The Brand Banking Company’s internal control over financial reporting.

Atlanta, Georgia

March 29, 2018

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2017 and 2016

	2017	2016
	(dollars in thousands)
Assets
Cash and due from banks	$20,740	20,179
Interest-bearing deposits in banks	48,534	279,694

Cash and cash equivalents	69,274	299,873
Securities available for sale	182,581	148,813
Securities held to maturity (fair value of $53,003 and $42,110, respectively)	53,333	42,377
Other investments	16,727	9,143
Mortgage loans held for sale (includes $45,197 and $50,063 measured at fair value, respectively)	94,263	81,889
Other loans held for sale, net	21,763	79,601
Loans, net of unearned income	1,866,610	1,635,722
Allowance for loan losses	(18,284)	(19,992)

Loans, net	1,848,326	1,615,730
Premises and equipment, net	19,716	20,161
Cash surrender value of bank owned life insurance	44,436	27,790
Other real estate owned	7,992	13,554
Accrued interest receivable	7,652	7,259
Net deferred tax asset	17,940	38,669
DN Capital, LLC equity investments	—	3,920
Other assets	17,032	9,786

Total assets	$2,401,035	2,398,565

Liabilities and Shareholders’ Equity
Deposits:
Noninterest-bearing	$369,990	340,071
Interest-bearing	1,538,735	1,753,210

Total deposits	1,908,725	2,093,281
Short-term borrowings	41,795	39,587
Federal Home Loan Bank advances	185,000	10,000
Junior subordinated debentures	23,713	23,713
Subordinated notes	30,000	30,000
Accrued expenses and other liabilities	19,450	22,437

Total liabilities	2,208,683	2,219,018

Commitments and contingencies
Shareholders’ equity:
Preferred stock 2,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value, 10,000,000 shares authorized; 293,667 and 293,216 shares issued and outstanding	3	3
Additional paid in capital	176,801	175,589
Deferred compensation	(598)	(399)
Retained earnings	17,230	5,155
Accumulated other comprehensive loss	(1,084)	(801)

Total shareholders’ equity	192,352	179,547

Total liabilities and shareholders’ equity	$2,401,035	2,398,565

See accompanying notes to consolidated financial statements.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Earnings

For the Years Ended December 31, 2017 and 2016

	2017	2016
	(dollars in thousands, except per share amounts)
Interest revenue:
Loans, including fees	$95,939	91,153
Investment securities:
Taxable	4,672	3,115
Tax-exempt	63	82
Federal funds sold, deposits in banks and other investments	1,596	1,081

Total interest revenue	102,270	95,431

Interest expense:
Deposits	11,771	12,400
Federal funds purchased, repurchase agreements and other short-term borrowings	1,275	1,405
Federal Home Loan Bank advances	1,278	653
Subordinated notes	2,580	2,580
Junior subordinated debentures	933	814

Total interest expense	17,837	17,852

Net interest revenue	84,433	77,579
Provision for loan losses	2,000	20,000

Net interest revenue after provision for loan losses	82,433	57,579
Noninterest revenue:
Service charges and fees	4,133	4,204
Mortgage origination and other related fees	33,285	38,706
Income in DN Capital, LLC subsidiaries	614	909
Securities gains, net	8	145
Other	4,388	4,238

Total noninterest revenue	42,428	48,202

Operating expenses:
Salaries and employee benefits	53,846	63,853
Occupancy	6,491	6,923
Communications and equipment	6,609	6,425
Professional fees	4,535	5,088
FDIC assessment and other regulatory charges	2,435	2,186
Losses on sales and impairments of other real estate owned, net	12	8,082
Postage, printing and supplies	994	1,267
Advertising and public relations	1,988	2,168
Other real estate expense	407	805
Loan servicing expense	8,439	1,246
Loan collection expense	1,270	1,772
Other	5,755	5,594

Total other operating expenses	92,781	105,409

Income before income tax expense	32,080	372
Income tax expense (benefit)	20,184	(432)

Net income	$11,896	804

Weighted-average number of shares outstanding:
Basic	293,579	292,054

Diluted	297,457	292,645

Earnings per share:
Basic	$40.52	2.75

Diluted	$39.99	2.75

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the Years Ended December 31, 2017 and 2016

	2017	2016
	(dollars in thousands)
Net income	$11,896	804

Other comprehensive income (loss):
Unrealized losses on securities available for sale	(200)	(1,217)
Reclassification adjustment for gains on sales of securities available for sale	(8)	(145)
Amortization of losses on derivative financial instruments qualifying as cash flow hedges	41	41

Total other comprehensive loss before income taxes	(167)	(1,321)

Income tax benefit (expense) related to other comprehensive income:
Unrealized losses on securities available for sale	48	463
Reclassification adjustment for gains on sales of securities available for sale	2	55
Amortization of losses on derivative financial instruments qualifying as cash flow hedges and other	13	(16)

Total income tax benefit related to other comprehensive loss	63	502

Total other comprehensive loss, net of tax	(104)	(819)

Comprehensive income (loss)	$11,792	(15)

See accompanying notes to consolidated financial statements.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2017 and 2016

(dollars in thousands)

	Common Shares	Common Stock	Additional Paid in Capital	Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2015	290,994	$3	174,876	(604)	4,351	18	178,644
Stock option expense	—	—	77	—	—	—	77
Restricted stock expense	950	—	—	205	—	—	205
Issuance of common stock	1,071	—	484	—	—	—	484
Employee stock purchase plan	201	—	152	—	—	—	152
Net income	—	—	—	—	804	—	804
Change in accumulated other comprehensive loss, net of tax	—	—	—	—	—	(819)	(819)

Balance, December 31, 2016	293,216	3	175,589	(399)	5,155	(801)	179,547
Stock option expense	—	—	788	—	—	—	788
Restricted stock expense	—	—	319	(199)	—	—	120
Employee stock purchase plan	143	—	105	—	—	—	105
Deferred compensation plan	308	—	—	—	—	—	—
Net income	—	—	—	—	11,896	—	11,896
Transfer of embedded tax effects from AOCI to retained earnings	—	—	—	—	179	(179)	—
Change in accumulated other comprehensive loss, net of tax	—	—	—	—	—	(104)	(104)

Balance, December 31, 2017	293,667	$3	176,801	(598)	17,230	(1,084)	192,352

See accompanying notes to consolidated financial statements.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2017 and 2016

	2017	2016
	(in thousands)
Cash flows from operating activities:
Net income	$11,896	804
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation, amortization and accretion	3,389	3,438
Provision for loan losses	2,000	20,000
Provision for other real estate owned	(3,475)	6,405
Deferred income tax expense (benefit)	20,647	(870)
Loss on sale and disposal of premises and equipment	41	2
Proceeds from sales of mortgage loans held for sale	908,496	1,046,568
Originations of mortgage loans held for sale	(939,885)	(1,043,659)
Proceeds from sales of loans, net	148,866	434,993
Payments on and proceeds from sales of other loans held for sale	56,175	—
Gain on sales and calls of securities available for sale	(8)	(145)
Gain on sale of loans	(1,319)	(1,415)
Loss on sale of other real estate owned	3,487	627
Writedowns of other real estate owned	—	1,050
Writedowns on loans held for sale	—	3,888
Equity in earnings of DN Capital, LLC subsidiaries	(614)	(909)
Stock-based compensation	908	766
Discount on employee stock purchase plan	16	20
Increase in cash surrender value of bank owned life insurance	(1,319)	(960)
Change in assets and liabilities:
Other assets and accrued interest receivable	(7,450)	3,198
Accrued expenses and other liabilities	(2,987)	5,813

Net cash provided by operating activities	198,864	479,614

Cash flows from investing activities:
Proceeds from maturities and calls of securities available for sale	32,523	45,919
Purchases of securities available for sale	(67,634)	(51,684)
Proceeds from sales of securities available for sale	175	2,495
Proceeds from maturities and calls of securities held to maturity	4,428	1,538
Purchases of securities held to maturity	(15,547)	(35,903)
Purchases of other investments	(18,846)	(8,618)
Proceeds from sale of other investments	11,262	11,475
Net change in loans	(363,559)	(402,107)
Capital contributed to DN Capital, LLC subsidiaries	(57)	(99)
Distributions from DN Capital, LLC subsidiaries	4,591	389
Proceeds from sales of other real estate owned	7,674	4,273
Purchase of bank owned insurance policies	(15,327)	—
Purchases of premises and equipment	(1,900)	(819)
Proceeds from sale of premises and equipment	43	35
Capitalized improvements on foreclosed properties	(30)	—

Net cash (used in) investing activities	(422,204)	(433,106)

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, continued

For the Years Ended December 31, 2017 and 2016

	2017	2016
	(in thousands)
Cash flows from financing activities:
Net change in deposits	$(184,556)	236,728
Net change in short-term borrowings	2,208	(10,174)
Proceeds from new FHLB advances	330,000	10,000
Repayments of FHLB advances	(155,000)	(85,000)
Proceeds from issuance of common stock	89	132

Net cash (used in) provided by financing activities	(7,259)	151,686

Net change in cash and due from banks	$(230,599)	198,194
Cash and due from banks at beginning of year	299,873	101,679

Cash and due from banks at end of year	$69,274	299,873

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$17,834	17,827
Cash paid during the year for income taxes	$1,048	766
Noncash investing and financing activities:
Change in net unrealized losses on securities available for sale and derivatives, net of tax	$(104)	(819)
Transfer of loans to held for sale	$3,140	83,880
Transfer of loans and loans held for sale to other real estate owned	$2,094	12,995
Financed sales of other real estate owned	$—	1,914
Transfer of loans held for sale to loans	$22,155	—

See accompanying notes to consolidated financial statements.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Summary of Significant Accounting Policies

Organization

Brand Group Holdings, Inc. (“Brand” or the “Company”) received regulatory approval to operate as a bank holding company on June 1, 2004. Brand is primarily regulated by the Board of Governors of the Federal Reserve System (the “FRB”), and serves as the one-bank holding company for The Brand Banking Company (the “Bank”).

The Bank commenced operations in 1905 upon receipt of its banking charter from the Georgia Department of Banking and Finance (the “GDBF”). The Bank is primarily regulated by the GDBF and the FRB. The Bank, whose main office is in Lawrenceville, Georgia, provides a full range of commercial and consumer banking services primarily in Gwinnett, Fulton, Cobb, Barrow, and Forsyth counties in Georgia.

Brand Mortgage Group, LLC (“Brand Mortgage”) is a wholly owned subsidiary of the Bank and began operations in 2006 to engage in the business of originating and servicing residential mortgages.

GardenBrand, LLC is a wholly owned subsidiary of the Bank that began operations in 2008 in order to purchase and manage a future branch location in metro Atlanta.

DN Capital, LLC is a wholly owned subsidiary of the Bank that began operations in 2009 to participate with other entities in purchasing loan pools at significant discounts.

Principles of Consolidation

The consolidated financial statements include the financial statements of Brand and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting principles followed by the Company, and the methods of applying these principles conform with accounting principles generally accepted in the United State of America (“GAAP”) and with general practices in the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from these estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, valuation of other real estate owned and loans held for sale, and valuation of deferred tax assets.

Cash and Cash Equivalents

Cash equivalents include amounts due from banks, interest-bearing deposits in banks and federal funds sold. Federal funds are generally sold for one-day periods and interest-bearing deposits in banks are available on demand. A portion of the cash on hand and on deposit with the Federal Reserve Bank of Atlanta was required to meet regulatory reserve requirements. At December 31, 2017 and 2016, the Bank’s regulatory reserve requirement was approximately $2.4 million and $1.9 million, respectively, with the Federal Reserve Bank.

Investment Securities

The Company classifies its investment securities as held to maturity or available for sale. Held to maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All other securities are classified as available for sale.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(1)	Summary of Significant Accounting Policies, continued

Investment Securities, continued

Held to maturity securities are recorded at cost, adjusted for amortization or accretion of premiums or discounts. Available for sale securities are recorded at fair value with unrealized holding gains and losses, net of the related tax effect, excluded from operations and reported in other comprehensive income as a separate component of shareholders’ equity until realized.

Management evaluates investment securities for other than temporary impairment on a quarterly basis. A decline in the fair value of securities below cost that is deemed other than temporary is charged to earnings for the decline in value deemed to be credit-related and a new cost basis for the security is established. The decline in value attributed to non-credit-related factors is recognized in other comprehensive income. Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities are included in operations and derived using the specific identification method for determining the cost of the securities sold.

Other Investments

Other investments primarily include equity securities with limited transferability and no readily determinable fair value. Federal Home Loan Bank (“FHLB”) and FRB stock are included in other investments at their original cost basis.

DN Capital, LLC Equity Investments

DN Capital, LLC, holds minority, non-controlling interests in several limited liability companies (“LLCs”), which in turn own loans purchased through Debt X or similar markets. The investments in the LLCs are accounted for under the equity method because each underlying subsidiary has a controlling, single third-party majority owner.

Mortgage Loans Held for Sale

Mortgage loans held for sale under a binding sale commitment are carried at the lower of aggregate cost or market value. The Company has elected to record uncommitted mortgage loans held for sale at fair value. Fair value is determined by outstanding commitments from investors for committed loans and on the basis of current delivery prices in the secondary mortgage market for uncommitted loans. The amount by which cost exceeds market value is accounted for as a valuation allowance for the lower cost or market inventory. Changes in the valuation allowance are included in the determination of net earnings for the period in which the change occurs. No market valuation allowances were required at December 31, 2017 and 2016 since those loans have market values that approximated the recorded basis.

Other Loans Held for Sale

In some cases, management may elect to sell certain loans that were originally classified as held for investment. In these cases, loans that have been identified to be sold are transferred from loans held for investment to other loans held for sale. At the time of transfer, the loans are adjusted to the lower of cost or market value. The amount by which cost exceeds market value at the time of transfer is recorded as a charge-off. Subsequent to the initial transfer of the loans to held for sale, additional fair value adjustments are recorded as a valuation allowance with the offset included in the determination of net earnings for the period in which the change occurs. At December 31, 2017 and 2016, the discounted carrying value of the loans that had not been sold was approximately $21.8 million and $29.6 million, respectively. Additionally, in December 2016, the Company transferred $50.0 million of premium finance loans to held for sale at par

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(1)	Summary of Significant Accounting Policies, continued

Other Loans Held for Sale, continued

value. Those loans were committed to be sold at par value as of December 31, 2016, and the sale transaction closed on January 12, 2017. There was no gain or loss on the sale of the premium finance loans.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported at the principal amount outstanding, net of charge-offs and net of any deferred loan fees and costs. Interest on loans is primarily calculated by using the simple interest method on daily balances of the principal amount outstanding. Loan origination fees and certain direct origination costs are capitalized and amortized over the life of the related loan.

Impaired loans, in relationships exceeding $100,000, are measured based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, at the loan’s observable market price, or the fair value of the collateral, if the loan is collateral dependent. Impaired loans in relationships less than $100,000 are collectively evaluated. A loan is impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan will not be collected.

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on non-accrual status when, in management’s opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. Loans may be placed on non-accrual status regardless of whether or not such loans are considered past due. Accrual of interest is discontinued on a loan when management believes, after considering economic conditions and collection efforts that the borrower’s financial condition is such that collection of interest is doubtful. Interest previously accrued but not collected is reversed against current period earnings. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses reflects management’s assessment of the risks associated with extending credit and its evaluation of the quality of the loan portfolio. The Bank periodically analyzes the loan portfolio in an effort to review asset quality and to establish an allowance for loan losses that management believes will be adequate in light of anticipated risks and loan losses. In assessing the adequacy of the allowance, size, quality and risk of loans in the portfolio are reviewed. Other factors considered are:

•	the Bank’s loan loss experience;

•	the amount of past due and non-performing loans;

•	specific known risks;

•	the status and amount of other past due and non-performing assets;

•	underlying estimated values of collateral securing loans;

•	current and anticipated economic conditions; and,

•	other factors which management believes affect the allowance for potential credit losses.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(1)	Summary of Significant Accounting Policies, continued

Allowance for Loan Losses, continued

The allowance for loan losses is comprised of three components: specific reserves, general reserves and unallocated reserves. After a loan has been identified as impaired, management measures impairment based on the present value of expected future cash flows or the fair value of the collateral, if the loan is collateral dependent. When the measure of the impaired loan, as determined by either the expected future cash flows or collateral value, is less than the recorded investment in the loan, the amount of the impairment is recorded as a specific reserve or the loan is charged down. These specific reserves are determined on an individual loan basis based on management’s current evaluation of the Bank’s loss exposure for each credit. Loans for which specific reserves are provided are excluded from the general allowance calculations described below.

The general allowance reflects reserves established under GAAP for collective loan impairment. These reserves are based upon historical net charge-offs using the last two years’ experience. This charge-off experience is adjusted to reflect the effects of current conditions. The Bank considers information derived from its loan risk ratings and external data related to industry and general economic trends in establishing reserves.

The unallocated allowance is determined through management’s assessment of probable losses that are in the portfolio but are not adequately captured by the other two components of the allowance, including consideration of current economic and business conditions and regulatory requirements. The unallocated allowance also reflects management’s acknowledgement of the imprecision and subjectivity that underlie the modeling of credit risk. Due to the subjectivity involved in determining the overall allowance, including the unallocated portion, this unallocated portion may fluctuate from period to period based on management’s evaluation of the factors affecting the assumptions used in calculating the allowance.

Management considers the allowance for loan losses adequate to cover the estimated losses inherent in the Bank’s loan portfolio as of the date of the financial statements. Management believes it has established the allowance in accordance with GAAP and in consideration of the current economic environment. Although management uses the best information available to make evaluations, significant further additions to the allowance may be necessary based on changes in economic and other conditions, thus adversely affecting the operating results of the Bank.

There were no significant changes in the estimation methods or fundamental assumptions used in the evaluation of the allowance for loan losses for the year ended December 31, 2017, compared to the year ended December 31, 2016. Such revisions, estimates and assumptions are made in any period in which the supporting factors indicate that loss levels may vary from the previous estimates.

Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Such agencies may require adjustments to the allowance based on their judgments of information available to them at the time of their examinations. Also, an independent loan review process further assists with evaluating credit quality and assessing potential performance issues.

Loan Commitments and Related Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commercial letters of credit that are issued to meet customer financing needs and commitments to make loans other than those to residential mortgage loan customers. The face amount for these items represents the exposure to loss before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(1)	Summary of Significant Accounting Policies, continued

Premises and Equipment

Premises and equipment are recorded at cost less accumulated depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the related assets. When assets are retired or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in earnings for the period. The cost of maintenance and repairs that do not improve or extend the useful life of the respective asset is charged to earnings as incurred, whereas significant renewals and improvements are capitalized. The range of estimated useful lives for buildings and improvements is 15 to 40 years and 3 to 10 years for furniture and equipment.

Other Real Estate Owned

Other real estate owned includes all real property received in full or partial satisfaction of a loan. Other real estate owned is recorded at the lower of the related loan’s cost basis or its fair value less estimated selling costs which establishes a cost basis in the property at the time of foreclosure. For properties acquired through foreclosure or deed in lieu, fair values are based on independent appraisals. Any writedown at the time of foreclosure is charged to the allowance for loan losses. Costs of improvements are capitalized, whereas costs relating to holding other real estate owned and subsequent adjustments to the value are expensed.

Transfers of Financial Assets

A transfer of financial assets is accounted for as a sale if the transferee is not an entity that the Bank must consolidate and provided the Bank does not have any form of continuing involvement, rights or obligations associated with the transferred financial assets. If the Bank does have a form of continuing involvement, rights or obligations with the transferred financial assets, the transfer is accounted for as a sale when, (1) the assets have been isolated from the Bank – put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Bank Owned Life Insurance

The Company has purchased life insurance policies on certain key executives and members of management. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value or return of premiums, depending on the contract, adjusted for other changes or other amounts due that are probable at settlement.

Mortgage Banking Derivatives

The Company records derivatives at fair value on the balance sheet with the corresponding changes in value recorded in income. The Company has two types of instruments that meet the criteria of a derivative: (1) interest rate lock commitments on residential mortgage loans held for sale and (2) forward sale commitments. The primary market risk facing the Company is interest rate risk related to its locked pipeline. The locked pipeline is comprised of interest rate lock commitments issued related to residential mortgage loans that are intended to be held for sale. In order to mitigate the financial risk that a change in interest rates will result in a decline in the value of the Company’s locked pipeline, the Company enters into hedging transactions. The locked pipeline is hedged with forward sales commitments that generally correspond with

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(1)	Summary of Significant Accounting Policies, continued

Mortgage Banking Derivatives, continued

the composition of the locked pipeline. Due to the variability of closings in the locked pipeline, which is driven primarily by interest rates, the Company’s policies require that a percentage of the locked pipeline be hedged with these types of derivative instruments. The Company is generally not exposed to significant losses, nor will it realize significant gains, related to its locked pipeline due to changes in interest rates as resulting changes in value are typically largely offset by net gains or losses on associated hedge positions. However, the Company is exposed to the risk that the actual closings in the locked pipeline may deviate from the estimated closings for a given change in interest rates. Although interest rates are the primary determinant, the actual loan closings from the locked pipeline are influenced by many factors, including the composition of the locked pipeline and remaining commitment periods. The Company’s estimated closings are based on the historical data of loan closings as influenced by recent developments.

The Company considers the locked pipeline to be a portfolio of free-standing derivative instruments. The Company also considers the forward sales commitments that are used to hedge the locked pipeline to be free-standing derivative instruments. Accordingly, the Company records the fair value of its derivative instruments on the balance sheet and changes in fair value in net earnings of the current period.

The Company carries interest rate lock commitments at fair value. The Company classifies interest rate lock commitments on residential mortgage loans on a gross basis within either the derivative asset or derivative liability. The fair value of these commitments, while based on rates observable in the market, is highly dependent on the ultimate closing of the loan. Accordingly, “pull-through” rates are applied to the interest rate lock commitment fair value. These pull-through estimates are based on the Company’s historical interest rate lock data and the current interest rate environment, which provide a basis for the Company’s best estimate of the likelihood that a commitment will ultimately result in a closed loan.

Mortgage Origination Revenue Recognition

Mortgage origination income and related fees are recognized as revenue upon completion of the mortgage transactions. Costs associated with loan originations are expensed as incurred. Gains and losses on sales of loans, including the portion attributable to service release premiums, are recorded in earnings in the period that the sales of the closed loans are committed. Additionally, servicing values related to service retained loan sales are capitalized as mortgage servicing rights.

Mortgage Servicing Rights

The Company sells a portion of loans directly to other investors with servicing retained. Based upon contractually specific servicing fees on loans sold servicing retained relative to adequate compensation for performing the servicing, a capitalized servicing asset or liability is recognized. Servicing assets and servicing liabilities are amortized over the expected lives of the serviced loans utilizing the interest method. The value of these servicing assets and liabilities are estimated based on assumptions related to the cost to service varying types of loans, the projected lives of loans and discount factors used in calculating the present value of projected payments to be received. Loans serviced for others by the Company totaled $120.0 million and $75.4 million at December 31, 2017 and 2016, respectively. Management periodically assesses the fair value of the mortgage servicing rights asset utilizing an independent third party and will record an impairment loss if the carrying value exceeds the fair value. No material impairment losses have occurred to date.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(1)	Summary of Significant Accounting Policies, continued

Income Taxes

Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income taxes during the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company’s assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some or all of the deferred tax asset will not be realized. In assessing the likelihood of the realization of deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable earnings and tax planning strategies. Deferred tax valuation allowance assessments require significant amounts of judgment. GAAP requires the more likely than not criteria (a likelihood of 50% or more) to be used; however, the likelihood is not possible to be expressed in purely mathematical terms. Highly subjective information about future events heavily factor into the conclusion as to whether the more likely than not criteria can be achieved.

The Company currently evaluates uncertainty in income tax positions. GAAP requires that a loss contingency reserve be accrued if it is probable that the tax position will be challenged, it is probable that the future resolution of the challenge will confirm that a loss has been incurred, and the amount of such loss can be reasonably estimated.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Dividend Restrictions

Banking regulations require maintaining certain capital levels and may limit dividends paid by the Bank to the Company or by the Company to shareholders. The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2017, $8.1 million of retained earnings were available for dividend declaration without regulatory approval.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions as more fully disclosed in Note 17. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Stock-Based Compensation

The Company uses the fair value method for recognizing expense for stock-based compensation based on the fair value of option and restricted stock awards at the date of grant.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(1)	Summary of Significant Accounting Policies, continued

Comprehensive Income

GAAP normally requires that recognized revenues, expenses, gains and losses be included in net earnings. In addition to net earnings, other components of comprehensive income include the after-tax effect of changes in unrealized gains and losses on available for sales securities and derivative financial instruments accounted for as cash flow hedges. These items are reported as a separate component of shareholders’ equity.

Reclassifications

Certain 2016 amounts have been reclassified to conform to the 2017 presentation.

(2)	Accounting Standards Updates

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Liabilities.” The guidance in this update requires that equity investments (except those accounted for under the equity method of accounting) be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The guidance also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. In addition, the guidance addresses various disclosure and presentation issues related to financial instruments. For non-public business entities, this update is effective for fiscal years beginning after December 15, 2018 with early adoption permitted. The adoption of this update is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” The guidance in this update supersedes the requirements in ASC Topic 840, Leases. The update will require business entities to recognize lease assets and liabilities on the balance sheet and to disclose key information about leasing arrangements. A lessee would recognize a liability to make lease payments and a right-of-use asset representing its right to use the leased asset for the lease term. For non-public business entities, this update will be effective for annual periods beginning after December 15, 2019, with early adoption permitted, and is to be applied on a modified retrospective basis. The Company is currently assessing the impact that this guidance will have on its consolidated financial statements. Adoption of this guidance is expected to increase assets for the inclusion of the right-of-use assets and the associated liabilities for operating lease obligations of the Company.

In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting.” The guidance amends ASC Topic 718, “Compensation-Stock Compensation,” by simplifying certain aspects of accounting for share-based payments for both public and nonpublic entities including, accounting related to income tax elements, forfeitures, statutory employment tax withholding requirements, and classifications in the statement of cash flows. Adoption guidance is provided for specific components of the ASU and requires retrospective, modified retrospective or prospective applications with adoptions required as of January 1, 2018 for non-public business entities. The Company does not expect the adoption of this guidance to have a material impact on the Company’s financial statements.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers.” This ASU supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition”, and most industry-specific guidance, and creates a Topic 606, “Revenue from Contracts with Customers.” The core principle

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(2)	Accounting Standards Updates, continued

of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date.” This ASU deferred the effective date of ASU 2014-09, “Revenue from Contracts with Customers (Topic 606),” by one year. The updates will be effective for periods beginning after December 15, 2018, for non-public business entities. These ASUs may be adopted either retrospectively or on a modified retrospective basis to new contracts and existing contracts, with remaining performance obligations as of the effective date. The Company is reviewing to what extent various sources of revenue may be within the scope of the pronouncement which allows for full or modified retrospective adoption. The Company does not expect the adoption of this guidance and subsequently issued related updates to have a material impact on the Company’s financial statements.

In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments” which amends ASC Topic 326, “Financial Instruments-Credit Losses.” For financial instruments measured at amortized cost (primarily loans not carried at lower cost or market or under the fair value option and held to maturity securities) and other commitments to lend, the standard replaces the currently utilized incurred loss impairment methodology with a current expected credit loss methodology. Additionally, the standard requires that entities record valuation allowances for available for sale debt securities when recognizing credit losses rather than a direct write down of the carrying amount. The current expected loss model takes into consideration expected losses over the remaining contractual life of an asset including the effect of prepayments, available information about the collectability of future cash flows, including relevant information regarding past events, current economic conditions and reasonable and supportable forecasts. The update will be effective for periods beginning after December 15, 2020 for non-public business entities and will require additional qualitative and quantitative disclosures upon adoption. The Company has begun to evaluate the requirements of the ASU and what potential impact its adoption will have on the Company’s financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments.” The statement clarifies classification requirements of certain cash receipts and payments within the Statement of Cash Flows and provides guidance on cash flows that is not separately identifiable requiring that the predominant source of cash flow be the determining factor for classification. Specific items addressed in the guidance include cash receipts and payments related to debt, insurance settlements, corporate-owned life insurance policy settlements, and distributions received from equity method investees, among others. The update is effective as of January 1, 2019 for non-public business entities and retro-application of the standard is required. The Company is evaluating the impact on classifications among cash flows from operations, investing and financing.

In August 2017, the FASB issued ASU 2017-12, “Derivatives and Hedging: Targeted Improvements to Accounting for Hedging Activities.” The statement amends ASC Topic 815, Derivatives and Hedging to simplify requirements for hedge accounting. The amendments include: elimination of the requirements to separately measure and report hedge ineffectiveness, the elimination of the requirement to report changes in the value of hedging instruments in the same income statement line item as the earnings derived from the hedged item, and the ability to measure hedged items based on the benchmark interest rate component of the contractual coupon for fair value hedges. The ASU is effective for non-public business entities for fiscal years beginning after December 15, 2019. The Company does not anticipate being impacted by the standard given its current risk management strategies.

In February 2018, the FASB issued ASU 2018-02, “Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income.” The

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(2)	Accounting Standards Updates, continued

amendment grants the option of reporting tax effects of the recently enacted Tax Cuts and Jobs Act that were temporarily stranded in accumulated other comprehensive income as a reclassification from AOCI to retained earnings. The bank elected to reflect the reclassification for reporting as of December 31, 2017 and for the year then ended in accordance with the update.

(3)	Investment Securities

The cost basis, unrealized gains and losses, and fair value of securities available for sale at December 31, 2017 and 2016 are listed below (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2017:
U.S. Government sponsored enterprises	$7,200	—	79	7,121
State and political subdivisions	2,970	69	15	3,024
Residential mortgage-backed securities	124,888	264	1,282	123,870
Collateralized mortgage obligations	13,015	145	174	12,986
Commercial mortgage-backed securities	23,806	34	484	23,356
Corporate debt securities	12,014	210	—	12,224

	$183,893	722	2,034	182,581

As of December 31, 2016:
U.S. Government sponsored enterprises	$5,500	—	70	5,430
State and political subdivisions	5,445	38	34	5,449
Residential mortgage-backed securities	87,938	425	934	87,429
Collateralized mortgage obligations	19,635	260	237	19,658
Commercial mortgage-backed securities	26,136	16	563	25,589
Corporate debt securities	5,260	4	6	5,258

	$149,914	743	1,844	148,813

The cost basis, unrealized gains and losses, and fair value of securities held to maturity at December 31, 2017 and 2016 are listed below (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2017:
Residential mortgage-backed securities	$53,333	187	517	53,003

As of December 31, 2016:
Residential mortgage-backed securities	$42,377	183	450	42,110

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(3)	Investment Securities, continued

The amortized cost and fair value of available for sale securities at December 31, 2017, by contractual maturity, are presented in the following table (in thousands):

	Amortized Cost	Fair Value
U.S. Government sponsored enterprises:
Within 1 year	$6,000	5,930
1 to 5 years	1,200	1,191

	7,200	7,121

State and political subdivisions:
1 to 5 years	2,459	2,460
More than 10	511	564

	2,970	3,024

Corporate debt securities:
1 to 5 years	7,063	7,106
5 to 10 years	4,951	5,118

	12,014	12,224

Total securities other than mortgage-backed securities:
Within 1 year	6,000	5,930
1 to 5 years	10,722	10,757
5 to 10 years	4,951	5,118
More than 10	511	564
Mortgage-backed securities	161,709	160,212

	$183,893	182,581

All held to maturity securities at December 31, 2017 are residential mortgage-backed securities. Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

At December 31, 2017 and 2016, securities with a carrying value of approximately $149.9 million and $80.0 million, respectively, were pledged to secure public deposits.

The following summarizes securities available for sale in an unrealized loss position by type and maturity as of December 31, 2017 and 2016 (in thousands):

	Less than 12 Months		More than 12 Months		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
December 31, 2017:
U.S. Government sponsored enterprises	$4,186	14	2,935	65	7,121	79
State and political subdivisions	367	—	1,055	15	1,422	15
Residential mortgage-backed securities	68,471	387	43,496	895	111,967	1,282
Collateralized mortgage obligations	1,748	3	4,679	171	6,427	174
Commercial mortgage-backed securities	4,431	55	13,925	429	18,356	484

	$79,203	459	66,090	1,575	145,293	2,034

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(3)	Investment Securities, continued

	Less than 12 Months		More than 12 Months		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
December 31, 2016:
U.S. Government sponsored enterprises	$5,430	70	—	—	5,430	70
State and political subdivisions	1,320	34	—	—	1,320	34
Residential mortgage-backed securities	50,696	934	—	—	50,696	934
Collateralized mortgage obligations	4,020	64	4,390	173	8,410	237
Commercial mortgage-backed securities	18,230	392	4,874	171	23,104	563
Corporate debt securities	2,030	6	—	—	2,030	6

	$81,726	1,500	9,264	344	90,990	1,844

At December 31, 2017, there were 56 available for sale securities that were in an unrealized loss position. Mortgage-backed securities accounted for 41 of the securities in an unrealized loss position with 23 of these securities in a loss position for greater than 12 months. Collateralized mortgage obligations accounted for nine of the securities in an unrealized loss position with eight of these securities in a loss position for greater than 12 months. The remaining securities in a loss position were made up of three U.S. Government sponsored enterprises and three state and political subdivisions, three of which were in an unrealized loss position for more than 12 months. At December 31, 2016, there were 48 available for sale securities that were in an unrealized loss position. Mortgage-backed securities accounted for 42 of the securities in an unrealized loss position with eight of these securities in a loss position for greater than 12 months. The remaining securities in a loss position were all in an unrealized loss position for less than 12 months and made up of two U.S. Government sponsored enterprises, three state and political subdivisions and one corporate debt security. The Company does not intend to sell nor believe it will be required to sell securities in an unrealized loss position prior to recovery of its amortized cost basis or maturity. Unrealized losses at December 31, 2017 and 2016 were primarily attributable to changes in interest rates.

At December 31, 2017, there were four held to maturity securities in an unrealized loss position.

The following summarizes securities held to maturity in an unrealized loss position by type and maturity as of December 31, 2017 (in thousands):

	Less than 12 Months		More than 12 Months		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
December 31, 2017:
Residential mortgage-backed securities	$24,173	170	13,885	347	38,058	517

At December 31, 2016, there was one held to maturity security in an unrealized loss position. The residential mortgage-backed security was in an unrealized loss position for less than 12 months. The fair value of such security was approximately $15,109,000 with a related unrealized loss of approximately $450,000.

Management evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, among other factors. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry reports. During 2017 and 2016, the Company did not record any impairment losses.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(3)	Investment Securities, continued

During the year ended December 31, 2017 the Company sold one available for sale security resulting in proceeds of approximately $175,000 and a gross gain of approximately $8,000. During the year ended December 31, 2016, the Company sold one available for sale security resulting in proceeds of approximately $2.5 million and a gross gain of approximately $88,000. There were no sales of securities held to maturity during 2017 or 2016.

At December 31, 2017 and 2016, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders’ equity.

(4)	Loans and Allowance for Loan Losses

Major classifications of loans at December 31, 2017 and 2016, are summarized as follows and are presented net of deferred loan fees and costs of $3.7 million and $3.2 million, respectively (in thousands):

	2017	2016
Real estate loans:
Construction and land development	$222,562	236,410
Single-family residential	253,735	257,419
Commercial	587,121	471,838
Multifamily and farmland	32,619	38,722

Total real estate loans	1,096,037	1,004,389
Commercial loans (not secured by real estate)	354,052	279,129
Consumer loans (not secured by real estate)	413,545	348,736
All other loans (not secured by real estate)	2,976	3,468

Total loans	1,866,610	1,635,722
Less allowance for loan losses	18,284	19,992

Total loans, net	$1,848,326	1,615,730

The Bank grants loans and extensions of credit to individuals and a variety of firms and corporations located primarily in the Atlanta, Georgia area. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate, the value of which is dependent upon the real estate market and the interest rate environment.

The following table presents an aging analysis of past due loans, including nonaccrual loans, by loan type, as of December 31, 2017 and 2016 (in thousands):

	Loans 30 -89 Days Past Due	Loans 90 or More Days Past Due	Total Past Due Loans	Total Current Loans	Total Loans	Accruing Loans 90 or More Days Past Due
December 31, 2017:
Construction and land development	$9	12,756	12,765	209,797	222,562	—
Single-family residential	2,256	880	3,136	250,599	253,735	—
Commercial	626	344	970	586,151	587,121	—
Multifamily and farmland	—	—	—	32,619	32,619	—
Commercial loans (not secured by real estate)	733	4,768	5,501	348,551	354,052	—
Consumer loans (not secured by real estate)	2,181	271	2,452	411,093	413,545	—
All other loans (not secured by real estate)	4	—	4	2,972	2,976	—

Total	$5,809	19,019	24,828	1,841,782	1,866,610	—

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(4)	Loans and Allowance for Loan Losses, continued

	Loans 30 -89 Days Past Due	Loans 90 or More Days Past Due	Total Past Due Loans	Total Current Loans	Total Loans	Accruing Loans 90 or More Days Past Due
December 31, 2016:
Construction and land development	$244	12,901	13,145	223,265	236,410	—
Single-family residential	2,634	3,225	5,859	251,560	257,419	69
Commercial	1,067	481	1,548	470,290	471,838	—
Multifamily and farmland	—	290	290	38,432	38,722	—
Commercial loans (not secured by real estate)	4,575	8,086	12,661	266,468	279,129	1,566
Consumer loans (not secured by real estate)	2,644	152	2,796	345,940	348,736	—
All other loans (not secured by real estate)	5	1	6	3,462	3,468	—

Total	$11,169	25,136	36,305	1,599,417	1,635,722	1,635

The following tables present the Bank’s non-accrual loans as of December 31, 2017 and 2016 (in thousands):

	2017	2016
Construction and land development	$12,756	12,964
Single-family residential	1,671	4,441
Commercial	9,233	481
Multifamily and farmland	—	648
Commercial loans (not secured by real estate)	6,365	7,567
Consumer loans (not secured by real estate)	301	152
All other loans (not secured by real estate)	—	1

Total	$30,326	26,254

At each reporting period, the Bank determines which loans are impaired. Impaired loans are reviewed on a relationship basis. If one loan within a relationship is impaired, then the entire relationship is individually evaluated for impairment. Accordingly, the Bank’s impaired loans are reported at their estimated fair value on a non-recurring basis. An allowance for each impaired loan, which is generally collateral-dependent, is calculated based on the fair value of its collateral. The fair value of the collateral is based on appraisals, and management considers factors such as the assumptions and techniques utilized by the appraiser. If the recorded investment in the impaired loan exceeds the measure of fair value of the collateral, management will determine if a valuation allowance is recorded as a component of the allowance for loan losses or a charge off of the collateral deficiency is recorded. Management considers the factors of each relationship in making this determination. No interest income was recognized on nonaccrual loans and nonperforming troubled debt restructurings (“TDRs”) during 2017 or 2016. Interest income recognized on performing TDRs was immaterial for both 2017 and 2016.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(4)	Loans and Allowance for Loan Losses, continued

The following table presents the Bank’s impaired loans, including nonaccrual loans and both nonaccrual and accruing TDRs, at December 31, 2017 and 2016 (in thousands):

	Unpaid Contractual Principal Balance	Recorded Investment with no Allowance	Recorded Investment with Allowance	Recorded Investment in Impaired Loans	Related Allowance	Average Outstanding Impaired Loans
December 31, 2017:
Construction and land development	$12,799	—	12,761	12,761	251	16,261
Single-family residential	2,346	1,341	948	2,289	70	3,177
Commercial	9,635	9,635	—	9,635	—	966
Multifamily and farmland	2,935	2,935	—	2,935	—	2,991
Commercial loans (not secured by real estate)	6,639	339	6,067	6,406	1,399	8,828
Consumer and all other loans (not secured by real estate)	457	7	312	319	31	205

	$34,811	14,257	20,088	34,345	1,751	32,428

December 31, 2016:
Construction and land development	$13,458	56	12,970	13,026	422	56,653
Single-family residential	4,320	2,529	1,654	4,183	309	5,790
Commercial	3,588	1,896	436	2,332	50	6,170
Multifamily and farmland	3,738	3,696	—	3,696	—	3,728
Commercial loans (not secured by real estate)	5,331	1,371	3,064	4,435	1,410	2,743
Consumer and all other loans (not secured by real estate)	273	—	159	159	18	234

	$30,708	9,548	18,283	27,831	2,209	75,318

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(4)	Loans and Allowance for Loan Losses, continued

Changes in the allowance for loan losses for the years ended December 31, 2017 and 2016 were as follows (in thousands):

	Construction and Land Development	Single Family Residential	Real Estate Commercial	Multifamily and Farmland	Commercial Loans – not secured by Real Estate	Consumer and all other loans – not secured by Real Estate	Unallocated	Total
December 31, 2017:
Allowance for loan Losses
Beginning balance	$9,355	2,087	2,015	275	4,082	2,149	29	19,992
Provision for loan losses	(2,948)	264	152	(22)	(286)	2,598	2,242	2,000
Charge-offs	(38)	(1,243)	—	(104)	(2,150)	(6,021)	—	(9,556)
Recoveries	41	203	—	43	667	4,894	—	5,848

Ending balance	$6,410	1,311	2,167	192	2,313	3,620	2,271	18,284

Ending balance individually evaluated for impairment	$251	70	—	—	503	31	—	855
Ending balance collectively evaluated for impairment	6,159	1,241	2,167	192	1,810	3,589	2,271	17,429

	$6,410	1,311	2,167	192	2,313	3,620	2,271	18,284

Loans:
Ending balance: individually evaluated for impairment	$12,761	2,077	9,635	2,935	1,638	319	—	26,365
Ending balance: collectively evaluated for impairment	209,801	251,658	577,486	29,684	352,414	416,202	—	1,837,245

	$222,562	253,735	587,121	32,619	354,052	416,521	—	1,866,610

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(4)	Loans and Allowance for Loan Losses, continued

	Construction and Land Development	Single Family Residential	Real Estate Commercial	Multifamily and Farmland	Commercial Loans – not secured by Real Estate	Consumer and all other loans – not secured by Real Estate	Unallocated	Total
December 31, 2016:
Allowance for loan Losses
Beginning balance	$10,257	1,793	1,892	210	5,065	1,807	1,147	22,171
Provision for loan losses	15,454	730	1,658	382	1,698	1,196	(1,118)	20,000
Charge-offs	(16,725)	(562)	(1,535)	(317)	(3,330)	(1,121)	—	(23,590)
Recoveries	369	126	—	—	649	267	—	1,411

Ending balance	$9,355	2,087	2,015	275	4,082	2,149	29	19,992

Ending balance individually evaluated for impairment	$422	309	50	—	1,410	18	—	2,209
Ending balance collectively evaluated for impairment	8,933	1,778	1,965	275	2,672	2,131	29	17,783

	$9,355	2,087	2,015	275	4,082	2,149	29	19,992

Loans:
Ending balance: individually evaluated for impairment	$13,026	4,183	2,332	3,696	4,435	159	—	27,831
Ending balance: collectively evaluated for impairment	223,384	253,236	469,506	35,026	274,694	352,045	—	1,607,891

	$236,410	257,419	471,838	38,722	279,129	352,204	—	1,635,722

The Bank utilizes an internal risk grading matrix to assign a risk grade to each of its loans. Loans are graded on a scale of 1 to 9. These risk grades are evaluated on an ongoing basis. A description of the general characteristics of the nine risk grades is as follows:

•	Risk Grade 1 – Excellent Quality: Loans are well above average quality and minimal amount of credit risk exists. Certificates of deposit and cash secured loans, as well as properly margined actively traded stock or bond secured loans would fall in this grade.

•	Risk Grade 2 – High Quality: Loans are of good quality with risk levels well within the Bank’s range of acceptability. The company or individual is established with a history of successful performance though somewhat susceptible to economic changes.

•	Risk Grade 3 – Good Quality: Loans of average quality with risk levels within the Bank’s range of acceptability but higher than normal. This may be a new company or an existing company in a transitional phase (e.g. expansion, acquisition, market change).

•	Risk Grade 4 – Acceptable Quality: These loans have very high risk and servicing needs but still are acceptable. Evidence of marginal performance or deteriorating trends is evident. These are not problem credits presently, but may be in the future if the borrower is unable to change its present course.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(4)	Loans and Allowance for Loan Losses, continued

•	Risk Grade 5 – Marginally Acceptable Quality: These loans are currently performing satisfactorily, but there are potential weaknesses that may, if not corrected, weaken the asset or inadequately protect the Bank’s position at some future date. This frequently results from deviating from prudent lending practices, for instance over-advancing on collateral.

•	Risk Grade 6 – Other Assets Especially Mentioned (“OAEM”): An OAEM loan is inadequately protected by the current sound net worth and paying capacity of the obligor or the collateral pledged, if any. There is a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. There is a distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

•	Risk Grade 7 – Substandard: These loans have the general characteristics of a Grade 6 OAEM loan, with heightened potential concerns and a greater possibility of loss. The exact amount of loss is not yet known because neither the liquidation value of the collateral nor the borrower’s predicted repayment ability is known with confidence.

•	Risk Grade 8 – Doubtful: Loans classified as Doubtful have all the weaknesses inherent in loans classified Substandard, plus the added characteristics that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions, and values highly questionable and improbable. Doubtful is a temporary grade where a loss is expected but is presently not quantified with any degree of accuracy. Once the loss position is determined, the amount is charged off.

•	Risk Grade 9 – Loss: Loans classified as Loss are considered uncollectable and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery potential or salvage value, but rather that it is not practical or desirable to defer writing off this loan even though partial recovery may occur in the future. Loss is a temporary grade until the appropriate authority is obtained to charge the loan off.

The following table presents the credit risk profile of each loan type based on internally assigned risk grade as of December 31, 2017 and 2016 (in thousands):

Risk Grade	Construction and Land Development	Single Family Residential	Commercial	Multifamily and Farmland	Commercial loans (not secured by Real Estate)	Consumer loans (not secured by Real Estate)	All other loans (not secured by Real Estate)	Total
December 31, 2017:
1	$—	—	—	—	8,123	2,336	—	10,459
2	—	—	18,870	12,868	2,502	17	—	34,257
3	172,740	187,505	431,984	8,516	131,214	397,780	2,060	1,331,799
4	32,716	47,015	105,781	7,580	163,722	11,865	916	369,595
5	3,714	17,047	20,286	3,655	34,844	915	—	80,461
6	636	138	1,087	—	7,283	—	—	9,144
7	12,756	2,030	9,113	—	6,364	632	—	30,895
8	—	—	—	—	—	—	—	—
9	—	—	—	—	—	—	—	—

	$222,562	253,735	587,121	32,619	354,052	413,545	2,976	1,866,610

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(4)	Loans and Allowance for Loan Losses, continued

Risk Grade	Construction and Land Development	Single Family Residential	Commercial	Multifamily and Farmland	Commercial loans (not secured by Real Estate)	Consumer loans (not secured by Real Estate)	All other loans (not secured by Real Estate)	Total
December 31, 2016:
1	$—	—	—	—	9,395	3,019	—	12,414
2	—	—	22,587	14,155	2,672	21	—	39,435
3	179,974	186,699	376,184	13,626	154,617	333,790	2,581	1,247,471
4	39,656	51,360	57,627	6,854	80,012	10,073	887	246,469
5	3,077	14,033	13,626	3,438	20,280	751	—	55,205
6	689	332	953	359	7,743	—	—	10,076
7	13,014	4,995	861	290	4,410	1,082	—	24,652
8	—	—	—	—	—	—	—	—
9	—	—	—	—	—	—	—	—

	$236,410	257,419	471,838	38,722	279,129	348,736	3,468	1,635,722

At December 31, 2017 and 2016, TDR loans amounted to $14.9 million and $15.3 million, respectively, including $1.1 million and $1.6 million in performing TDR loans. The terms of these loans have been renegotiated to provide a reduction in principal, interest rate, or change in repayment term as a result of the deteriorating financial position of the borrower.

The following table presents an analysis of TDR loans by loan type as of December 31, 2017 and 2016

(dollars in thousands):

				Troubled Debt Restructurings that have Subsequently Defaulted
	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Number of Contracts	Recorded Investment
December 31, 2017:
Construction and land development	2	$14,688	12,761	1	$12,756
Single-family residential	10	1,352	1,204	4	585
Commercial	4	964	867	3	466
Multifamily and farmland	1	4,613	2,935	—	—
Commercial loans (not secured by real estate)	3	87	43	—	—
Consumer loans (not secured by real estate)	2	41	18	—	—
All other loans (not secured by real estate)	—	—	—	—	—

	21	$21,745	17,828	8	$13,807

December 31, 2016:
Construction and land development	6	$15,438	12,965	4	$12,901
Single-family residential	3	312	270	2	159
Commercial	4	1,804	1,693	2	344
Multifamily and farmland	1	494	358	1	358
Commercial loans (not secured by real estate)	3	87	52	—	—
Consumer loans (not secured by real estate)	1	16	5	—	—
All other loans (not secured by real estate)	—	—	—	—	—

	18	$18,151	15,343	9	$13,762

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(4)	Loans and Allowance for Loan Losses, continued

There were six new TDR’s restructured in 2017. There were no new TDR’s restructured in 2016. The following table presents an analysis of TDR activity by loan type during 2017 (dollars in thousands):

	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
TDRs Restructured in 2017:
Construction and land development	—	$—	—
Single-family residential	6	922	864
Commercial	1	142	122
Multifamily and farmland	—	—	—
Commercial loans (not secured by real estate)	—	—	—
Consumer loans (not secured by real estate)	—	—	—
All other loans (not secured by real estate)	—	—	—

	7	$1,064	986

(5)	Premises and Equipment

Premises and equipment December 31, 2017 and 2016 are summarized as follows (in thousands):

	2017	2016
Land and land improvements	$10,110	10,295
Buildings and improvements	14,864	14,254
Furniture and equipment	11,857	11,375

	36,831	35,924
Less accumulated depreciation	17,115	15,763

	$19,716	20,161

Depreciation expense was approximately $2.3 million and $2.5 million for 2017 and 2016, respectively.

The Company leases certain branch properties and equipment under operating leases. The majority of the leases are with related parties. The majority of lease agreements are renewable and lease terms determined at time of renewal. Rent expense was approximately $4.4 million and $4.8 million for 2017 and 2016, respectively. There were no leases that met the criteria for capital lease treatment in 2017 or 2016.

Rent commitments under operating leases, before considering renewal options that generally are present, were as follows (in thousands):

For the years ended December 31,	Related Party	Unrelated Party	Total
2018	$1,801	1,397	3,198
2019	1,881	1,166	3,047
2020	1,936	890	2,826
2021	1,993	276	2,269
2022	1,873	388	2,261
2023 and beyond	1,953	723	2,676

	$11,437	4,840	16,277

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(6)	Other Real Estate Owned

Major classifications of other real estate owned at December 31, 2017 and 2016 are summarized as follows (in thousands):

	2017	2016
Commercial	$—	1,379
Residential	323	50
Lots	7,669	12,125

Total other real estate owned	$7,992	13,554

The following is a summary of the changes in other real estate owned for the years ended December 31, 2017 and 2016 (in thousands):

	2017	2016
Balance at the beginning of the year	$13,554	14,828
Foreclosures	2,094	12,995
Capital Improvements	30	—
Cash sales	(7,674)	(4,273)
Financed sales	—	(1,914)
Loss on sales	(3,487)	(627)
Write-downs	—	(1,050)
Valuation Allowance	3,475	(6,405)

Balance at the end of the year	$7,992	13,554

(7)	Deposits

At December 31, 2017, the contractual maturities of time deposits are summarized as follows (in thousands):

2018	$491,696
2019	115,262
2020	24,117
2021	9,991
2022	16,538
2023 and thereafter	202

$657,806

At December 31, 2017, the Bank held $125.5 million in certificates of deposit obtained through the efforts of third party brokers. At December 31, 2016, the Bank had $92.6 million of such certificates of deposits. The daily average balance of these brokered deposits totaled approximately $86.6 million and $88.5 million in 2017 and 2016, respectively. The weighted average rates paid during 2017 and 2016 were 1.40% and 0.73%, respectively. These deposits generally have maturity dates ranging from three months to one year.

The aggregate amount of time deposits in denominations of $250,000 or more at December 31, 2017 and 2016 was approximately $231.4 million and $263.7 million, respectively.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(8)	Other Borrowings

At December 31, 2017 and 2016, the Bank had borrowings from the FHLB with monthly or quarterly interest payments. The FHLB borrowings are collateralized by FHLB stock and a blanket assignment on all non-held for sale residential first mortgage loans, home equity lines of credit, multi-family real estate loans and loans secured by commercial real estate that the Bank owns. At December 31, 2017 and 2016, the lendable collateral totaled approximately $291.2 million and $267.5 million on $371.9 million and $331.0 million of loans pledged, respectively. As additional collateral, the Bank may pledge securities to the FHLB. At December 31, 2017, there were no securities pledged to the FHLB.

Borrowings from the FHLB consisted of the following (in thousands):

	2017	2016
Fixed Rate Hybrid Credit Advance with interest at 2.05% maturing October 17, 2018	$5,000	5,000
Fixed Rate Hybrid Credit Advance with interest at 2.36% maturing July 11, 2018	5,000	5,000
Callable Fixed Rate Credit Floater Advance with interest at 1.60% maturing September 29, 2022	50,000	—
Callable Fixed Rate Credit Floater Advance with interest at 1.60% maturing December 29, 2022	30,000	—
Fixed Rate Credit Advance with interest at 1.39% maturing
January 10, 2018	40,000	—
Daily Rate Credit Advance with interest at 1.59% maturing April 27, 2018	55,000	—

	$185,000	10,000

The Bank is required to purchase and hold certain amounts of FHLB stock to obtain FHLB borrowings. No ready market exists for the FHLB stock, and it has no quoted market value. The stock is redeemable at $100 per share subject to certain limitations set by the FHLB. The Bank owned FHLB stock amounting to approximately $10.0 million and $2.4 million at December 31, 2017 and 2016, respectively.

Brand Mortgage entered into agreements with Wells Fargo Bank and Customers Bank in 2015 for warehouse lines of credit for up to $60.0 million and $40.0 million, respectively. These lines of credit are secured by mortgage loans held for sale. The Wells Fargo line of credit includes a floating interest rate of one-month LIBOR plus 265 basis points and matures on February 18, 2018. At December 31, 2017 and 2016, the balance on this line was $41.8 million and $23.0 million, respectively, with an interest rate of 4.12% and 3.52%, respectively. The Customers Bank line of credit included a floating interest rate of one-month LIBOR plus 300 basis points and matured on May 26, 2017. At December 31, 2016, the balance on this line was $16.6 million, with an interest rate of 3.53%.

(9)	Junior Subordinated Debentures

In December 2004, the Company formed a wholly owned grantor trust, Brand Group Holdings Statutory Trust I (“Brand Trust I”), which issued $10.0 million of guaranteed preferred beneficial interests in the Company’s junior subordinated deferrable interest debentures. All of the common securities of Brand Trust I are owned by the Company. The proceeds from the issuance of the common securities and the trust preferred securities were used by Brand Trust I to purchase $10.3 million of junior subordinated debentures

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(9)	Junior Subordinated Debentures, continued

of the Company, which pay a floating rate equal to three-month LIBOR plus 205 basis points. The debentures represent the sole assets of Brand Trust I. Brand Trust I is not included in the consolidated financial statements.

These trust preferred securities are mandatorily redeemable upon maturity of the debentures on March 31, 2035, or upon earlier redemption as provided in the indenture. The Company has had the right to redeem the debentures purchased by Brand Trust I, in whole or in part, since March 31, 2010. As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount plus any accrued but unpaid interest.

In November 2007, the Company formed a second wholly owned grantor trust, Brand Group Holdings Statutory Trust II (“Brand Trust II”), which issued $5.0 million of guaranteed preferred beneficial interests in the Company’s junior subordinated deferrable interest debentures. All of the common securities of Brand Trust II are owned by the Company. The proceeds from the issuance of the common securities and the trust preferred securities were used by Brand Trust II to purchase $5.2 million of junior subordinated debentures of the Company, which pay a floating rate equal to three-month LIBOR plus 300 basis points. The debentures represent the sole assets of Brand Trust II. Brand Trust II is not included in the consolidated financial statements.

These trust preferred securities are mandatorily redeemable upon maturity of the debentures on December 15, 2037, or upon earlier redemption as provided in the indenture. The Company has had the right to redeem the debentures purchased by Brand Trust II, in whole or in part, since December 15, 2012. As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount plus any accrued but unpaid interest.

In March 2008, the Company formed a third wholly owned grantor trust, Brand Group Holdings Statutory Trust III (“Brand Trust III”), which issued $5.0 million of guaranteed preferred beneficial interests in the Company’s junior subordinated deferrable interest debentures. All of the common securities of Brand Trust III are owned by the Company. The proceeds from the issuance of the common securities and the trust preferred securities were used by Brand Trust III to purchase $5.2 million of junior subordinated debentures of the Company, which pay a floating rate equal to three-month LIBOR plus 300 basis points. The debentures represent the sole assets of Brand Trust III. Brand Trust III is not included in the consolidated financial statements.

These trust preferred securities are mandatorily redeemable upon maturity of the debentures on March 15, 2038, or upon earlier redemption as provided in the indenture. The Company has had the right to redeem the debentures purchased by Brand Trust III, in whole or in part, since March 15, 2013. As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount plus any accrued but unpaid interest.

In June 2008, the Company formed a fourth wholly owned grantor trust, Brand Group Holdings Statutory Trust IV (“Brand Trust IV”), which issued $3.0 million of guaranteed preferred beneficial interests in the Company’s junior subordinated deferrable interest debentures. All of the common securities of Brand Trust IV are owned by the Company. The proceeds from the issuance of the common securities and the trust preferred securities were used by Brand Trust IV to purchase $3.1 million of junior subordinated debentures of the Company, which pay a floating rate equal to three-month LIBOR plus 375 basis points. The debentures represent the sole assets of Brand Trust IV. Brand Trust IV is not included in the consolidated financial statements.

These trust preferred securities are mandatorily redeemable upon maturity of the debentures on September 15, 2038, or upon earlier redemption as provided in the indenture. The Company has had the

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(9)	Junior Subordinated Debentures, continued

right to redeem the debentures purchased by Brand Trust IV, in whole or in part, since September 15, 2013. As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount plus any accrued but unpaid interest.

(10)	Subordinated Notes

In June 2014, the Company sold $30.0 million in subordinated notes (the “Notes”). The Notes bear an interest rate of 8.5% with interest only payments due quarterly and the principal due at maturity on June 27, 2024. The proceeds received by the Company from the sale of the Notes were used for general purposes, primarily to provide capital to the Bank. The Company has the right to redeem the Notes, in whole or part, on or after June 27, 2019.

(11)	Related Party Transactions

The Bank conducts transactions with its directors and executive officers, including companies in which they have beneficial interests, in the normal course of business. It is the policy of the Bank that loan transactions with directors and officers are made on substantially the same terms as those prevailing at the time made for comparable loans to other persons. The following is a summary of activity for related party loans for 2017 (in thousands):

Beginning balance	$18,242
New loans	8,999
Repayments	9,994

Ending balance	$17,247

The Bank had deposit relationships with related parties of approximately $18.1 million and $21.8 million as of December 31, 2017 and 2016, respectively. Additionally, see note 5 of these financial statements for a description of related party leasing arrangements and commitments.

Additionally, during 2017, the Bank sold certain assets held by its subsidiary, DN Capital, to entities that included related party investors. The transaction was entered into as a component of a strategic business plan that was reviewed and approved by the Bank board of directors. There was no gain or loss recognized on the sale.

(12)	Employee Benefit and Stock Plans

The Company and Brand Mortgage have profit sharing and 401(k) plans for the benefit of substantially all employees subject to certain minimum age and service requirements. Under the Company’s 401(k) plan, employee contributions were matched to a maximum of 4.00% of annual compensation for 2017 and 2016. Under the Brand Mortgage 401(k) plan, the amount matched by Brand Mortgage is discretionary, but generally ranges from 2.5% to 3.0% of employee deferral contributions. Total contributions for both plans for 2017 and 2016 pursuant to these formulas were approximately $1.0 million and $879,000, respectively. The Company and Brand Mortgage reserve the right to make future contributions and/or matching payments at the sole discretion of the respective Boards of Directors.

In 2009, the Company established an Employee Stock Ownership Plan (“ESOP”) with a 401(k) provision. The purpose of the ESOP is to enable participating employees to share in the potential future growth and prosperity of the Company. Employees were given a one-time option to convert their existing 401(k)

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(12)	Employee Benefit and Stock Plans, continued

balances into ESOP shares. This offering resulted in additional capital of approximately $2.1 million representing approximately 1,217 shares of common stock. All stock transactions between the Company and the ESOP are transacted at a stock price obtained from an independent valuation. The ESOP has not incurred any debt and there have been no further transactions since 2009.

The Company has three supplemental executive retirement plans for certain key employees whereby benefits are payable at retirement over a twelve-year period. The estimated liability is being accrued over the expected remaining years of employment. Expenses incurred for benefits relating to the postretirement benefit plan were approximately $150,000 and $217,000 for the years 2017 and 2016, respectively. The accrued liability recorded on the balance sheet related to the plan was approximately $3.0 million and $3.1 million at December 31, 2017 and 2016, respectively.

The Company is the owner and beneficiary of life insurance policies on the lives of its key officers. The Company intends to use these policies to partially fund the supplemental executive retirement plan described above. Income related to the life insurance policies totaled approximately $1.3 million and $960,000 for the years ended December 31, 2017 and 2016, respectively. The carrying value of the policies recorded in the balance sheets was approximately $44.4 million and $27.8 million at December 31, 2017 and 2016, respectively.

In 2010, the Company adopted an Equity and Performance Incentive Plan (the “Plan”) that provides for the issuance of incentive stock options for an aggregate of 22,961 shares of the Company’s common stock. The option period will not exceed ten years from date of grant, and the options will vest in accordance with the option agreement, as determined by the Board of Directors. In 2011, the Company granted options to certain employees and directors to purchase a total of 12,284 additional shares of common stock at an exercise price of $653.27 per share, with the options expiring November 1, 2020. The Company engaged a valuation specialist to determine the fair value of the options. The valuation specialist used a blend of several option pricing models to determine the fair value of the options granted, which fair value was determined to be $186.64 per share. During 2017, options to purchase 3,100 of these shares were forfeited.

There were 17,117 stock options granted during 2017 with a five-year term, a three-year vesting period, and a strike price of $788.60. Based on an independent valuation, the stock options granted in 2017 were valued at $136.65 per share. There were 200 stock options granted during 2016 with a five-year vesting term and a strike price of $661.47. Based on management’s estimates and the use of the Black Scholes model for option pricing, the stock options granted in 2016 were valued at $165.37 per share.

Assumptions used in calculating the fair value of options granted during 2017 and 2016 were as follows:

	2017	2016
Dividend yield	0.0%	0.0%
Volatility	23.00%	16.70%
Risk-free interest rate	1.49%	2.10%

Options outstanding at December 31, 2017 have a weighted average remaining contractual life of approximately 4.19 years. Exercisable options at December 31, 2017 have a weighted average remaining contractual life of approximately 4.92 years. The compensation cost for stock options is expensed over the vesting period. Total stock option expense recognized in 2017 and 2016 was $788,000 and $77,000, respectively. Remaining compensation expense to be recognized on unvested stock options at December 31, 2017 was approximately $2.9 million. These unvested stock options have a weighted average remaining contractual life of approximately 3.78 years.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(12)	Employee Benefit and Stock Plans, continued

A summary of stock options outstanding at December 31, 2017 and the changes during the year then ended is presented in the table below.

	Shares	Weighted Average Exercise Price
Options outstanding, December 31, 2016	15,688	$653.11
Granted	17,117	788.60
Expired	—	—
Exercised	—	—
Forfeited	3,100	653.27

Options outstanding, December 31, 2017	29,705	731.25

Exercisable, December 31, 2017	10,730	719.18

A summary of the status of unvested stock options at December 31, 2017 and the changes during the year then ended is presented in the table below.

	Shares	Weighted Average Grant Date Fair Value
Unvested options outstanding, December 31, 2016	11,187	$170.41
Granted	17,117	136.65
Vested	(6,229)	126.49
Forfeited	(3,100)	186.64

Unvested options outstanding, December 31, 2017	18,975	151.76

During 2015, the Company’s Board of Directors approved the grant of 904 shares of restricted stock under the Plan. These shares of restricted stock had a five-year term, with varying vesting schedules for different employees. At grant date, the stock was valued at $661.47 per share, and 181 of these shares vested during 2017. The compensation cost for restricted stock is amortized to expense over the vesting period. Total restricted stock compensation expense in 2017 and 2016, was $120,000 and $123,000, respectively.

A summary of restricted stock outstanding at December 31, 2017 and the changes during the year then ended is presented in the table below.

	Shares	Weighted Average Grant Date Fair Value
Restricted stock outstanding, December 31, 2016	973	$657.90
Granted	—	—
Expired	—	—

Restricted stock outstanding, December 31, 2017	973	657.90

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(12)	Employee Benefit and Stock Plans, continued

A summary of the status of unvested restricted stock awards at December 31, 2017 and the changes during the year then ended is presented in the table below.

	Shares(1)	Weighted Average Grant Date Fair Value
Unvested restricted stock outstanding, December 31, 2016	603	$661.47
Granted	—	—
Vested	(181)	661.47
Expired	—	—

Unvested restricted stock outstanding, December 31, 2017	422	661.47

(1)	Excludes representative shares tracked in the Company Stock Fund that will be issued upon vesting

In 2016, Company’s Board of Directors approved the grant of 1,071 shares of stock to certain employees and directors. The grant of these shares included the 459 shares that were pending approval by the Board of Directors at December 31, 2015, and compensation expense related to these shares was recognized in 2015. Compensation expense related to the remaining 612 shares of $484,000 was recognized in 2016. These shares were fully vested upon grant.

In 2015, the Company established an Employee Stock Purchase Plan (“ESPP”) with 5,000 shares available for issuance. The purpose of the ESPP was to give Company employees the opportunity to buy stock of the Company through payroll deductions. Employees whose employment exceeds twenty hours per week and more than five months in a calendar year and are employed on the purchase date are eligible to participate in the ESPP at the next participation period. The participation period is each calendar quarter during which an offer to purchase common stock is made. Eligible participants may purchase the Company’s stock at 85% of the fair market value at the valuation date. All stock transactions between the Company and the ESPP are transacted at a stock price obtained from an independent valuation. Employees purchased 143 and 201 shares during 2017 and 2016, respectively, at an average discounted purchase price per share of $717.46 and $577.30, respectively. The Company recognized $16,000 and $23,000 of total expense in 2017 and 2016, respectively, related to the ESPP which was the difference between the valuation date fair market value and the purchase price paid by the employee.

The Company began offering a non-qualified deferred compensation plan during 2015 for its executive officers, certain other key employees and members of the Company’s Board of Directors and its subsidiaries’ boards of directors. The deferred compensation plan provides for the pre-tax deferral of compensation, fees, and other specified benefits and permits each employee participant to elect to defer a portion of their base salary, bonus, or commission and permits each director participant to elect to defer all or a portion of their director’s fees. Further, the deferred compensation plan allows for a discretionary Company match to any deferred bonus allocated to a fund that tracks the performance of the Company’s stock (the “Company Stock Fund”). Bonuses that are deferred vest ratably over five years while the Company match cliff vests on the fifth anniversary of the award grant date. All stock transactions between the Company and the deferred compensation plan are transacted at a stock price obtained from an independent valuation. The Board of Directors may also elect to make a discretionary contribution to any or all participants. During 2017 and 2016, additional discretionary contributions of $23,000 and $197,000, respectively, were made subject to various vesting periods. These amounts were allocated to the Company Stock Fund.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(13)	Commitments and Contingencies

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The notional contract amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the counter party for commitments to extend credit and letters of credit written is represented by the contractual or notional amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it uses for underwriting on-balance sheet instruments. In most cases, collateral or other security is required to support financial instruments with a credit risk.

The following table summarizes, as of December 31, 2017 and 2016, the contract amount of off-balance sheet instruments (in thousands):

	2017	2016
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$291,506	423,750
Mortgage loan commitments	48,200	56,300
Financial and performance letters of credit	31,800	15,216

	$371,506	495,266

Commitments to extend credit are arrangements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn on, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness and subjects commitments to typical credit underwriting on a case-by-case basis. The amount of collateral obtained, if deemed necessary, upon extension of credit is based on management’s credit evaluation. Collateral held varies, but may include unimproved and improved real estate, certificates of deposit, personal property or other acceptable collateral.

Unfunded commitments associated with residential mortgage loans to be held for sale are accounted for as free-standing derivatives. Refer to note 14 for further discussion of derivatives. There were no commitments to extend credit associated with any troubled debt restructured loans as of December 31, 2017 or 2016.

Commercial letters of credit are issued to facilitate commerce and typically result in the commitment being drawn on when the underlying transaction is consummated between the customer and the third party. Those guarantees are primarily issued to local businesses. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds real estate, certificates of deposit, and other acceptable collateral as security supporting those commitments for which collateral is deemed necessary. The extent of collateral held for those commitments varies.

The Company has $55.0 million available for the purchase of unsecured overnight federal funds from four correspondent financial institutions. As of December 31, 2017, $55.0 million of borrowings was available under these lines. As of December 31, 2016, $40.0 million of borrowings was available under similar lines.

The Company is subject to recourse obligations on mortgage loans sold related to instances of early payment default or borrower fraud. In some instances, the Company may be required to repurchase the loan

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(13)	Commitments and Contingencies, continued

or indemnify the purchaser for those loans where representations and warranties were breached. The Company regularly makes representations and warranties to purchasers of its mortgage loans that, if breached, would require the Company to indemnify the purchaser for losses or to repurchase the loans. The Company considers this practice to be customary and standard within typical mortgage sales and servicing contracts. During 2017 and 2016, the Company was required to repurchase certain loans. Although the Company regularly faces potential indemnification and repurchase obligations with respect to mortgage loans sold, it has not historically incurred material indemnification losses. The Company has a reserve for indemnification and repurchase obligations. As of December 31, 2017 and 2016, the reserve was approximately $60,000 and $107,000, respectively.

(14) Derivative Financial Instruments

Mortgage Related Derivatives

For the years ended December 31, 2017 and 2016, there were gross losses of approximately $2.8 million and $2.3 million, respectively, recorded in mortgage origination and other related fees, on derivative contracts due to net pair offs paid/received in relation to interest rate hedges on the locked pipeline and mortgages held for sale. The offsetting gain/losses on loan sales are recorded in loan origination and premium income. To mitigate interest rate risk associated with the mortgage business, the Company hedges that risk by entering into forward contracts. The value of the mortgage pipeline moves inversely with the value of the hedge instrument. As of December 31, 2017, the pair off payable was approximately $85,000. As of December 31, 2016, the pair off receivable was approximately $1.8 million.

Interest Rate Swaps

In 2009, the Company entered into interest rate swap contracts to convert floating rate trust-preferred securities to fixed rate securities. The Company’s objective was to mitigate the variability associated with the floating rate interest payment. At December 31, 2010, the Company had entered into three interest rate swap contracts with a notional amount of $13.0 million. The effective date of the interest rate swaps was December 15, 2009. These contracts were classified as a hedge of an exposure due to changes in the benchmark interest rates (LIBOR) and resulting changes in the cash flows of a recognized liability (“cash flow hedge”). As a cash flow hedge, the portion of the change in the fair value of the derivative that has been deemed highly effective is recognized in other comprehensive income until the related cash flows from the hedged item are recognized in earnings.

After consideration of the interest rate environment and other key factors, management decided to terminate these swaps effective June 30, 2011. The fair value at the time of termination is included as a component of other comprehensive income and is being amortized to operations over the remaining original hedge term. At December 31, 2017 and 2016, the unamortized component in other comprehensive income, net of tax, was approximately $103,000 and $129,000, respectively.

(15) Income Taxes

The Tax Cuts and Jobs Act of 2017 (“the Tax Act”), enacted on December 22, 2017, reduced the U.S. federal corporate income tax rate from 35% to 21% effective January 1, 2018. The Company recorded an $8.3 million net income tax expense for the estimated effects of the Tax Act as a component of the provision for income taxes in 2017, which was primarily due to the remeasurement of the Company’s estimated deferred tax assets to reflect the new federal income tax rate.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(15)	Income Taxes, continued

The components of income tax (benefit) expense for the year ended December 31, 2017 and 2016 are as follows (in thousands):

	2017	2016
Current	$(463)	438
Deferred	11,955	(1,028)
Adjustment for enacted change in tax rate	8,302	—
Change in valuation allowance	390	158

Total income tax (benefit) expense	$20,184	(432)

The primary differences between the income tax expense (benefit) and the amount computed by applying the statutory Federal income tax rate (35%) to income before income taxes are as follows (in thousands):

	2017	2016
Pretax income at statutory rates	$11,228	130
Add (deduct):
Remeasurement of deferred tax asset	8,302	—
State tax expense (benefit), net of tax effect	1,089	(43)
State tax credit, net of tax effect	(557)	(255)
Bank owned life insurance earnings	(407)	(250)
Tax-exempt interest revenue	(22)	(29)
Incentive Stock Options	276	—
Increase in valuation allowance related to state tax credits	390	158
Other	(115)	(143)

Total income tax (benefit) expense	$20,184	(432)

The following summarizes the sources and expected tax consequences of future taxable deductions (income), which comprise the net deferred tax assets and liabilities (in thousands):

	2017	2016
Deferred tax assets:
Allowance for loan losses	$9,751	14,448
Net operating loss carryforwards	1,155	13,845
State tax carryforwards	1,232	1,030
Other real estate owned	902	345
Accrued SERP and SAR benefits	732	1,157
Charitable contributions carryforward	961	1,650
Premises and equipment	798	845
Unrealized loss on securities available for sale	331	428
Nonaccrual loans	2,296	3,499
Other	1,814	2,978

Total gross deferred tax assets	19,972	40,225
Less valuation allowance	(1,307)	(917)

Total deferred tax assets	18,665	39,308

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(15)	Income Taxes, continued

	2017	2016
Deferred tax liabilities:
Partnership income	$725	639

Total deferred tax liabilities	725	639

Net deferred tax asset	$17,940	38,669

At December 31, 2017 and 2016, the Company had net operating loss carryforwards of approximately $23.1 million and $35.3 million, respectively, for Federal and state that will begin to expire in 2031 unless previously utilized. Additionally, at December 31, 2017, the 2014 through 2016 tax years were open to examination, though no examinations are currently in process.

The future tax consequences of the difference between financial reporting and tax basis of the Company’s assets and liabilities resulted in a net deferred tax asset. Management performed a thorough analysis of the Company’s deferred tax position considering tax planning strategies and projected future earnings. A valuation allowance was established for a portion of the net deferred tax, due to the probable limitations in the future deductibility of certain state tax credits. Based on this analysis, management believes that it is more likely than not that the remaining deferred tax asset will be utilized.

(16)	Regulatory Matters

The Company and Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary action by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy rules and the regulatory framework for prompt corrective action, as revised by the Basel III Capital Rules effective as of January 1, 2015, the Company and Bank must meet specific capital thresholds that involve quantitative measures of capital, assets, and certain off-balance sheet items as calculated under regulatory rules. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Quantitative measures (as defined) established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total capital, Tier 1 capital, and common equity Tier 1 capital (“CET 1”) to risk-weighted assets, and of Tier 1 capital to average assets, the Tier 1 leverage ratio.

Effective January 1, 2015, the Basel III Capital Rules revised the framework for prompt corrective action by (1) introducing a CET 1 ratio requirement at each level (other than critically undercapitalized), with the required CET 1 ratio being 6.5% for well capitalized status; (2) increasing the minimum Tier 1 capital ratio requirement for each category (other than critically undercapitalized), with the minimum Tier 1 capital ratio for well capitalized status being 8% (as compared to the prior 6%); and (3) eliminating the current provision that provides that a bank with a composite supervisory rating of 1 may have a 3% leverage ratio and still be adequately capitalized.

As of December 31, 2017, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum guideline ratios as set forth in the table below. There are no conditions or events since December 31, 2017 that management believes have changed the Bank’s category. The regulatory designation of “well capitalized” under prompt corrective action regulations is not applicable to the Company (a bank holding company).

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(16) Regulatory Matters, continued

The Company’s and the Bank’s actual capital amounts and ratios are presented below (dollars in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2017:
Total Capital to Risk-Weighted Assets
Consolidated	$263,891	12.77%	$165,356	8.00%	N/A	N/A
Bank	250,896	12.18%	164,801	8.00%	$206,001	10.00%
Tier 1 Capital to Risk-Weighted Assets
Consolidated	215,509	10.43%	124,017	6.00%	N/A	N/A
Bank	232,514	11.29%	123,601	6.00%	$164,801	8.00%
Common Equity Tier 1 Capital to Risk-Weighted Assets
Consolidated	192,691	9.32%	93,013	4.50%	N/A	N/A
Bank	232,514	11.29%	92,701	4.50%	$133,901	6.50%
Tier 1 Capital to Average Assets
Consolidated	215,509	9.26%	93,076	4.00%	N/A	N/A
Bank	232,514	10.02%	92,791	4.00%	$115,989	5.00%
As of December 31, 2016:
Total Capital to Risk-Weighted Assets
Consolidated	$234,843	12.41%	$151,348	8.00%	N/A	N/A
Bank	229,526	12.13%	151,394	8.00%	$189,252	10.00%
Tier 1 Capital to Risk-Weighted Assets
Consolidated	184,753	9.77%	113,511	6.00%	N/A	N/A
Bank	209,436	11.07%	113,545	6.00%	151,394	8.00%
Common Equity Tier 1 Capital to Risk-Weighted Assets
Consolidated	167,239	8.84%	85,133	4.50%	N/A	N/A
Bank	209,436	11.07%	85,159	4.50%	123,007	6.50%
Tier 1 Capital to Average Assets
Consolidated	184,753	7.65%	96,666	4.00%	N/A	N/A
Bank	209,436	8.66%	96,740	4.00%	120,920	5.00%

On August 2, 2010, the Company and Bank entered into a Written Agreement (the “Agreement”) with the FRB and the GDBF. Contained in the Agreement were various reporting requirements by management and the Board of Directors. In addition, the Agreement required that the Company and the Bank achieve and maintain capital levels in accordance with an approved capital plan. Additional requirements included, but were not limited to, reducing the level of classified assets, limiting the use of brokered deposits without prior approval, reducing concentrations of credit, prohibition of paying dividends, incurring additional debt and maintaining an adequate allowance for loan losses.

The Company and the Bank were released from the requirements of the Agreement by the GDBF in May 2017 and by the FRB in November 2017.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(17)	Fair Value

Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, the ASC Topic 820, Fair Value Measurements and Disclosures establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are utilized in the determination of fair value for instruments classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs for instruments classified within Level 3 of the hierarchy).

Fair Value Hierarchy

Level 1 —	Valuation is based upon quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 —	Valuation is based upon quoted prices for similar assets or liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 —	Valuation is generated from model-based techniques that use at least one significant assumption based on unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances in which the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following methods and assumptions were used by the Company in estimating the fair value of its significant financial instruments and other accounts recorded or disclosed based on their fair value:

Cash and Cash Equivalents

For cash, due from banks, interest-bearing deposits in banks and federal funds sold, the carrying amount approximates fair value.

Securities

Securities available for sale are recorded at fair value on a recurring basis. Securities held to maturity are recorded at amortized cost. For securities available for sale, as well as securities held to maturity, the fair value is determined by various valuation methodologies. Where quoted market prices are available in active markets, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Level 2 securities include certain U.S. agency bonds, collateralized mortgage and debt obligations, and certain municipal securities. The Level 2 fair value pricing is provided by an independent third party and is based upon similar securities in an active market.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(17)	Fair Value, continued

Other Investments

FHLB and FRB stock is included in other investment securities at its original cost basis, as cost approximates fair value and there is no ready market for such investments.

Derivatives

Mortgage loan forward sale contracts are recorded at fair value as determined by an independent valuation firm that specializes in valuing mortgage related derivatives based on observable market assumptions with appropriate valuation adjustments for liquidity and credit risk for similar assets. The fair value of interest rate lock commitments classified as derivatives is based on interest rates observable in the market as well as the Company’s “pull-through” rate.

Mortgage Loans Held for Sale

Mortgage loans held for sale subject to a sales commitment are carried at the lower of aggregate cost or fair value. Mortgage loans held-for-sale not subject to a sales commitment are carried at fair value. The fair value of the loans sold on a mandatory basis is based on the current delivery prices in the secondary mortgage market as determined by an independent valuation firm that specializes in valuing mortgage loans. The fair value of the loans that will be sold on a best effort basis is based on historical sales of similar product loan pools and is calculated internally and evaluated monthly.

Other Loans Held for Sale

The Company’s other loans held for sale generally includes certain commercial loans. Loans are initially classified as held for sale when they are individually identified as being available for immediate sale and a formal plan exists to sell them. Other loans held for sale are recorded at the lower of cost or fair value. At December 31, 2017 and 2016, other loans held for sale consisted of commercial loans that were valued in a similar manner as described above for loans. The majority of the other loans held for sale were committed to sell at par value, and the remaining portion of the other loans held for sale were based on discounted collateral value, thus the carrying amount approximates the fair value.

Loans

The carrying amount of variable-rate loans that reprice frequently and have no significant change in credit risk approximates fair value. The fair value of fixed-rate loans is estimated based on discounted contractual cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The fair value of impaired loans is estimated based on discounted contractual cash flows or underlying collateral values, where applicable. A loan is determined to be impaired if the Company believes it is probable that all principal and interest amounts due according to the terms of the note will not be collected as scheduled. The fair value of impaired loans is determined in accordance with generally accepted accounting principles and generally results in a specific reserve established through a charge to the provision for loan losses.

Losses on impaired loans are charged to the allowance when management believes the collectability of a loan is confirmed. Management classifies all impaired loans carried at fair value as Level 3, since their valuations are based on either discounted cash flows or on underlying collateral values, as determined by appraisals, which are based in part on observable inputs, but which are not themselves observable inputs.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(17)	Fair Value, continued

Other Real Estate Owned

The fair value of other real estate owned (“OREO”) is determined using certified appraisals that assign value to the property at its highest and best uses by applying traditional valuation methods common to the industry. The Company does not hold any OREO for profit purposes and all OREO is actively marketed for sale. In most cases, management has determined that additional valuation adjustments may be appropriate to reflect other market factors that may not be captured in the appraisal. Accordingly, appraisals as adjusted are not based on observable inputs, and management has determined that OREO should be classified as Level 3.

Cash Surrender Value of Bank Owned Life Insurance

The carrying value of these assets approximates fair value.

Mortgage Servicing Rights

Mortgage servicing rights are initially recorded at discounted estimated future cash flows and are then amortized over the assets expected life. Fair value is determined by an independent valuation firm that specializes in valuing mortgage servicing rights and is based on a variety of factors such as prepayment assumptions, spreads, delinquency rates, contractually specified servicing fees and costs for similar assets.

Deposits

The carrying amount of demand deposits, savings deposits and variable-rate certificates of deposits approximates fair value. The fair value of fixed-rate certificates of deposits is estimated based on discounted contractual cash flows using interest rates currently being offered for certificates of similar maturities.

Short-term Borrowings

The carrying amount of short-term borrowings approximates fair value.

Federal Home Loan Bank Advances

The carrying amount of variable rate advances approximates fair value. The fair value of fixed rate advances is estimated based on discounted contractual cash flows using the current incremental borrowing rates for similar type borrowing arrangements.

Junior Subordinated Debentures

The carrying amount of the Company’s variable rate trust preferred securities approximates fair value.

Commitments to Extend Credit

Commitments to extend credit and standby letters of credit are generally short-term and made using variable rates. The estimated fair value of these instruments is immaterial.

Subordinated Notes

The carrying amount of the Company’s subordinated fixed rate notes are estimated based on discounted contractual cash flows using the current incremental borrowings rates for similar type borrowing arrangements.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(17)	Fair Value, continued

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The table below presents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2017 and 2016, aggregated by the level in the fair value hierarchy within which those measurements fall (in thousands).

	Level 1	Level 2	Level 3	Total
December 31, 2017:
Securities available for sale:
U.S. Government sponsored enterprises	$—	7,121	—	7,121
State and political subdivisions	—	3,024	—	3,024
Residential mortgage-backed securities	—	123,870	—	123,870
Collateralized mortgage obligations	—	12,986	—	12,986
Commercial mortgage-backed securities	—	23,356	—	23,356
Corporate debt securities	—	12,224	—	12,224
Mortgage loans held for sale	—	45,197	—	45,197
Derivative asset	—	1,133	—	1,133
December 31, 2016:
Securities available for sale:
U.S. Government sponsored enterprises	$—	5,430	—	5,430
State and political subdivisions	—	5,449	—	5,449
Residential mortgage-backed securities	20,254	67,175	—	87,429
Collateralized mortgage obligations	—	19,658	—	19,658
Commercial mortgage-backed securities	—	25,589	—	25,589
Corporate debt securities	2,925	2,333	—	5,258
Mortgage loans held for sale	—	50,063	—	50,063
Derivative asset	—	1,427	—	1,427

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The table below presents the Company’s assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2017 and 2016, aggregated by the level in the fair value hierarchy within which those measurements fall (in thousands):

	Level 1	Level 2	Level 3	Total
December 31, 2017:
Impaired loans	$—	—	28,510	28,510
Other real estate owned	—	—	7,992	7,992

Total	$—	—	36,502	36,502

December 31, 2016:
Impaired loans	$—	—	25,622	25,622
Other real estate owned	—	—	13,554	13,554

Total	$—	—	39,176	39,176

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(17)	Fair Value, continued

The carrying amount and estimated fair value of the Company’s financial instruments at December 31, 2017 and 2016, not shown elsewhere in these financial statements are as follows (in thousands):

	2017		2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Securities held to maturity	$53,333	53,003	42,377	42,110
Mortgage loans held for sale	49,066	50,448	31,826	32,455
Other loans held for sale	21,763	21,763	79,601	79,601
Loans, net	1,848,326	1,796,976	1,615,730	1,581,316
Mortgage servicing rights	646	867	307	479
Cash surrender value of Bank owned life insurance	44,436	44,436	27,790	27,790
Liabilities:
Deposits	$1,908,725	1,912,436	2,093,281	2,097,653
Short-term borrowings	41,795	41,795	39,587	39,587
Federal Home Loan Bank advances	185,000	184,839	10,000	10,073
Junior subordinated debentures	23,713	23,713	23,713	23,713
Subordinated notes	30,000	30,339	30,000	30,641

(18)	Condensed Financial Statements of Brand Group Holdings, Inc. (Parent Only)

Balance Sheets

December 31, 2017 and 2016

(in thousands)

	2017	2016
Assets
Cash	$6,118	5,819
Investment in subsidiary	232,405	219,389
Loans, net	1,054	1,064
Other investments	713	713
Other assets	5,848	6,370

Total assets	$246,138	233,355

Liabilities and Shareholders’ Equity
Junior subordinated debentures	$23,713	23,713
Subordinated notes	30,000	30,000
Other liabilities	73	95

Total liabilities	53,786	53,808
Shareholders’ equity	192,352	179,547

Total liabilities and shareholders’ equity	$246,138	233,355

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(18)	Condensed Financial Statements of Brand Group Holdings, Inc. (Parent Only), continued

Statements of Earnings

For the Years Ended December 31, 2017 and 2016

(in thousands)

	2017	2016
Revenues:
Dividend	$3,028	24
Interest	45	40

Total revenues	3,073	64

Expense:
Interest	3,513	3,394
Salaries and employee benefits	51	51
Other expense	586	666

Total expenses	4,150	4,111

Loss before income tax benefit and equity in undistributed income of subsidiary	(1,077)	(4,047)
Income tax expense (benefit)	172	(1,449)

Loss before equity in undistributed income of subsidiary	(1,249)	(2,598)
Equity in undistributed income of subsidiary	13,145	3,402

Net income	$11,896	804

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(18)	Condensed Financial Statements of Brand Group Holdings, Inc. (Parent Only), continued

Statements of Cash Flows

For the Years Ended December 31, 2017 and 2016

(in thousands)

	2017	2016
Operating activities:
Net income	$11,896	804
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in undistributed income of subsidiary	(13,145)	(3,402)
Stock-based compensation	908	567
Discount on employee stock purchase plan	16	20
Change in assets and liabilities:
Other assets	463	(1,596)
Other liabilities	62	(6)

Net cash provided by (used in) operating activities	200	(3,613)

Investing activities:
Net changes in loans	10	9
Loans sold to subsidiary	—	1,032

Net cash provided by investing activities	10	1,041

Financing activities:
Proceeds from issuance of common stock	89	132

Net cash provided by financing activities	89	132

Net change in cash	299	(2,440)
Cash at beginning of year	5,819	8,259

Cash at end of year	$6,118	5,819

(19)	Subsequent Events

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through March 29, 2018, the date on which the financial statements were available to be issued.

On March 28, 2018, the Company entered into a Definitive Agreement (“Agreement”) with Renasant Corporation (“Renasant”) whereby Renasant will acquire the Company and the Bank. Under the terms of the Agreement, Brand shareholders will receive 32.87 shares of Renasant common stock and $77.40 in cash for each share of Brand common stock. Additionally, Renasant will pay certain other costs associated with the transaction including amounts for outstanding stock options in the Company. The Agreement also contemplates disposal of certain classified assets of the Company and the divestiture of Brand Mortgage. The Agreement is subject to the approval by shareholders of the Company and certain regulatory authorities. Management expects the transaction to close during the third quarter of 2018.

ANNEX E

BRAND GROUP

HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2016 and 2015

(with Independent Auditor’s Report thereon)

Annex E

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Shareholders

Brand Group Holdings, Inc.

Lawrenceville, Georgia

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Brand Group Holdings, Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of earnings, comprehensive (loss) income, changes in shareholders’ equity and cash flows for the years then ended and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brand Group Holdings, Inc. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

We also have audited, in accordance with auditing standards generally accepted in the United States of America, The Brand Banking Company’s, a wholly owned subsidiary of the Company, internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 31, 2017 expressed an unqualified opinion on the effectiveness of The Brand Banking Company’s internal control over financial reporting.

Atlanta, Georgia

March 31, 2017

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2016 and 2015

	2016	2015
	(dollars in thousands)
Assets
Cash and due from banks	$20,179	13,299
Interest-bearing deposits in banks	279,694	88,380

Cash and cash equivalents	299,873	101,679
Securities available for sale	148,813	147,703
Securities held to maturity (fair value of $42,110 and $8,288, respectively)	42,377	8,030
Other investments	9,143	12,000
Mortgage loans held for sale (includes $50,063 and $53,849 measured at fair value, respectively)	81,889	89,093
Other loans held for sale, net	79,601	—
Loans, net of unearned income	1,635,722	1,779,647
Allowance for loan losses	(19,992)	(22,171)

Loans, net	1,615,730	1,757,476
Premises and equipment, net	20,161	21,660
Cash surrender value of life insurance policies	27,790	26,830
Other real estate owned	13,554	14,828
Accrued interest receivable	7,259	7,147
Net deferred tax asset	38,669	37,278
DN Capital, LLC equity investments	3,920	3,301
Other assets	9,786	13,270

Total assets	$2,398,565	2,240,295

Liabilities and Shareholders’ Equity
Deposits:
Noninterest-bearing	$340,071	257,145
Interest-bearing	1,753,210	1,599,408

Total deposits	2,093,281	1,856,553
Short-term borrowings	39,587	49,761
Federal Home Loan Bank advances	10,000	85,000
Junior subordinated debentures	23,713	23,713
Subordinated notes	30,000	30,000
Accrued expenses and other liabilities	22,437	16,624

Total liabilities	2,219,018	2,061,651

Commitments and contingencies
Shareholders’ equity:
Preferred stock 2,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value, 10,000,000 shares authorized; 293,216 and 290,994 shares issued and outstanding	3	3
Additional paid in capital	175,589	174,876
Deferred compensation	(399)	(604)
Retained earnings	5,155	4,351
Accumulated other comprehensive (loss) income	(801)	18

Total shareholders’ equity	179,547	178,644

Total liabilities and shareholders’ equity	$2,398,565	2,240,295

See accompanying notes to consolidated financial statements.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Earnings

For the Years Ended December 31, 2016 and 2015

	2016	2015
	(in thousands)
Interest revenue:
Loans, including fees	$91,153	82,510
Investment securities:
Taxable	3,115	3,063
Tax-exempt	82	130
Federal funds sold, deposits in banks and other investments	1,081	806

Total interest revenue	95,431	86,509

Interest expense:
Deposits	12,400	10,879
Federal funds purchased, repurchase agreements and other short-term borrowings	1,405	758
Federal Home Loan Bank advances	653	271
Subordinated notes	2,580	2,580
Junior subordinated debentures	814	811

Total interest expense	17,852	15,299

Net interest revenue	77,579	71,210
Provision for loan losses	20,000	4,500

Net interest revenue after provision for loan losses	57,579	66,710

Noninterest revenue:
Service charges and fees	4,204	3,697
Mortgage origination and other related fees	38,706	39,278
Income (loss) in DN Capital, LLC subsidiaries	909	(73)
Securities gains, net	145	—
Other	4,238	2,424

Total noninterest revenue	48,202	45,326

Operating expenses:
Salaries and employee benefits	63,853	58,881
Occupancy	6,923	6,559
Communications and equipment	6,425	5,749
Professional fees	5,088	4,647
FDIC assessment and other regulatory charges	2,186	1,915
Gains on other loans held for sale, net	—	(55)
Losses (gains) on sales and impairments of other real estate owned, net	8,082	(134)
Postage, printing and supplies	1,267	1,115
Advertising and public relations	2,168	4,047
Other real estate expense	805	485
Loan collection expense	3,018	4,765
Other	5,594	6,825

Total other operating expenses	105,409	94,799

Income before income tax expense	372	17,237
Income tax (benefit) expense	(432)	6,454

Net income	$804	10,783

Weighted-average number of shares outstanding:
Basic	292,054	290,892

Diluted	292,645	290,962

Earnings per share:
Basic	$2.75	37.07

Diluted	$2.75	37.06

See accompanying notes to consolidated financial statements.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive (Loss) Income

For the Years Ended December 31, 2016 and 2015

	2016	2015
	(dollars in thousands)
Net income	$804	10,783

Other comprehensive income (loss):
Unrealized losses on securities available for sale	(1,217)	(1,241)
Reclassification adjustment for gains on sales of securities available for sale	(145)	—
Amortization of losses on derivative financial instruments qualifying as cash flow hedges	41	43

Total other comprehensive loss before income taxes	(1,321)	(1,198)

Income tax benefit (expense) related to other comprehensive income:
Unrealized losses on securities available for sale	463	483
Reclassification adjustment for gains on sales of securities available for sale	55	—
Amortization of losses on derivative financial instruments qualifying as cash flow hedges	(16)	(16)

Total income tax benefit related to other comprehensive loss	502	467

Total other comprehensive loss, net of tax	(819)	(731)

Comprehensive (loss) income	$(15)	10,052

See accompanying notes to consolidated financial statements.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2016 and 2015

(dollars in thousands)

	Common Shares	Common Stock	Additional Paid in Capital	Deferred Compensation	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2014	290,845	$3	174,447	(28)	(6,432)	749	168,739
Stock option expense	—	—	67	—	—	—	67
Restricted stock expense	23	—	804	(576)	—	—	228
Reversal of restricted stock expense	—	—	(525)	—	—	—	(525)
Employee stock purchase plan	126	—	83	—	—	—	83
Net income	—	—	—	—	10,783	—	10,783
Change in accumulated other comprehensive (loss) income, net of tax	—	—	—	—	—	(731)	(731)

Balance, December 31, 2015	290,994	3	174,876	(604)	4,351	18	178,644
Stock option expense	—	—	77	—	—	—	77
Restricted stock expense	950	—	—	205	—	—	205
Issuance of Common Stock	1,071	—	484	—	—	—	484
Employee stock purchase plan	201	—	152	—	—	—	152
Net income	—	—	—	—	804	—	804
Change in accumulated other comprehensive (loss) income, net of tax	—	—	—	—	—	(819)	(819)

Balance, December 31, 2016	293,216	$3	175,589	(399)	5,155	(801)	179,547

See accompanying notes to consolidated financial statements.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2016 and 2015

	2016	2015
	(in thousands)
Cash flows from operating activities:
Net income	$804	10,783
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation, amortization and accretion	3,438	3,199
Provision for loan losses	20,000	4,500
Provision for other real estate owned	6,405	—
Deferred income tax (benefit) expense	(870)	6,219
Loss on sale and disposal of premises and equipment	2	10
Proceeds from sales of mortgage loans held for sale	1,046,568	991,921
Originations of mortgage loans held for sale	(1,043,659)	(1,019,577)
Gain on sales and calls of securities available for sale	(145)	—
Gain on sale of loans	(1,415)	(465)
Gain on sale of other loans held for sale, net	—	(55)
Loss (gain) on sale of other real estate owned	627	(209)
Writedowns of other real estate owned	1,050	75
Writedowns on loans held for sale	3,888	—
Equity in (gain) loss of DN Capital, LLC subsidiaries	(909)	73
Stock-based compensation	766	(230)
Discount on employee stock purchase plan	20	13
Increase in cash surrender value of life insurance	(960)	(1,236)
Change in assets and liabilities:
Other assets and accrued interest receivable	3,198	(4,427)
Accrued expenses and other liabilities	5,813	(5,284)

Net cash provided by (used in) operating activities	44,621	(14,690)

Cash flows from investing activities:
Proceeds from maturities and calls of securities available for sale	45,919	38,722
Purchases of securities available for sale	(51,684)	(64,968)
Proceeds from sales of securities available for sale	2,495	—
Proceeds from maturities and calls of securities held to maturity	1,538	1,515
Purchases of securities held to maturity	(35,903)	—
Purchases of other investments	(8,618)	(24,460)
Proceeds from sale of other investments	11,475	24,738
Net change in loans	(402,107)	(359,264)
Proceeds from sales of loans, net	434,993	79,580
Payments received from other loans held for sale	—	85
Proceeds from sales of other loans held for sale	—	822
Capital contributed to DN Capital, LLC subsidiaries	(99)	—
Distributions from DN Capital, LLC subsidiaries	389	190
Proceeds from sales of other real estate owned	4,273	3,882
Purchases of premises and equipment	(819)	(2,019)
Proceeds from sale of premises and equipment	35	89

Net cash provided by (used in) investing activities	1,887	(301,088)

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, continued

For the Years Ended December 31, 2016 and 2015

	2016	2015
	(in thousands)
Cash flows from financing activities:
Net change in deposits	$236,728	323,718
Net change in short-term borrowings	(10,174)	44,761
Proceeds from new FHLB advances	10,000	860,000
Repayments of FHLB advances	(85,000)	(865,000)
Proceeds from issuance of common stock	132	70

Net cash provided by financing activities	151,686	363,549

Net change in cash and due from banks	$198,194	47,771
Cash and due from banks at beginning of year	101,679	53,908

Cash and due from banks at end of year	$299,873	101,679

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$17,827	18,645
Cash paid during the year for income taxes	$766	235
Noncash investing and financing activities:
Change in net unrealized gains on securities available for sale, net of tax	$(844)	(758)
Change in unrealized net losses on derivatives, net of tax	$25	27
Transfer of loans to held for sale	$83,880	—
Transfer of loans to other real estate	$12,995	11,758
Financed sales of other real estate	$1,914	622

See accompanying notes to consolidated financial statements.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Summary of Significant Accounting Policies

Organization

Brand Group Holdings, Inc. (“Brand” or the “Company”) received regulatory approval to operate as a bank holding company on June 1, 2004. Brand is primarily regulated by the Board of Governors of the Federal Reserve System (the “FRB”), and serves as the one-bank holding company for The Brand Banking Company (the “Bank”).

The Bank commenced operations in 1905 upon receipt of its banking charter from the Georgia Department of Banking and Finance (the “GDBF”). The Bank is primarily regulated by the GDBF and the FRB. The Bank, whose main office is in Lawrenceville, Georgia, provides a full range of commercial and consumer banking services primarily in Gwinnett, Fulton, Cobb, Barrow, and Forsyth counties in Georgia.

Brand Mortgage Group, LLC (“Brand Mortgage”) is a wholly owned subsidiary of the Bank and began operations in 2006 to engage in the business of originating and servicing residential mortgages.

GardenBrand, LLC is a wholly owned subsidiary of the Bank that began operations in 2008 in order to purchase and manage a future branch location in metro Atlanta.

DN Capital, LLC is a wholly owned subsidiary of the Bank that began operations in 2009 to participate with other entities in purchasing loan pools at significant discounts.

Principles of Consolidation

The consolidated financial statements include the financial statements of Brand and its wholly owned subsidiary, the Bank, along with the Bank’s wholly owned subsidiaries, Brand Mortgage, GardenBrand, LLC, and DN Capital, LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting principles followed by the Company, and the methods of applying these principles conform with accounting principles generally accepted in the United State of America (“GAAP”) and with general practices in the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from these estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, valuation of other real estate owned and valuation of deferred tax assets.

Cash and Cash Equivalents

Cash equivalents include amounts due from banks, interest-bearing deposits in banks and federal funds sold. Federal funds are generally sold for one-day periods and interest-bearing deposits in banks are available on demand. A portion of the cash on hand and on deposit with the Federal Reserve Bank of Atlanta was required to meet regulatory reserve requirements. At December 31, 2016 and 2015, the Bank’s regulatory requirement was approximately $1.9 million and $1.4 million, respectively, with the Federal Reserve Bank.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(1)	Summary of Significant Accounting Policies, continued

Investment Securities

The Company classifies its investment securities as held to maturity or available for sale. Held to maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All other securities are classified as available for sale.

Held to maturity securities are recorded at cost, adjusted for amortization or accretion of premiums or discounts. Available for sale securities are recorded at fair value with unrealized holding gains and losses, net of the related tax effect, excluded from operations and reported in other comprehensive income as a separate component of shareholders’ equity until realized.

Management evaluates investment securities for other than temporary impairment on a quarterly basis. A decline in the fair value of securities below cost that is deemed other than temporary is charged to earnings for the decline in value deemed to be credit-related and a new cost basis for the security is established. The decline in value attributed to non-credit-related factors is recognized in other comprehensive income. Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities are included in operations and derived using the specific identification method for determining the cost of the securities sold.

Other Investments

Other investments include equity securities with limited transferability and no readily determinable fair value. Federal Home Loan Bank (“FHLB”) and FRB stock are included in other investments at their original cost basis.

DN Capital, LLC Equity Investments

DN Capital, LLC, holds minority, non-controlling interests in several limited liability companies (“LLCs”), which in turn own loans purchased through Debt X or similar markets. The investments in the LLCs are accounted for under the equity method because each underlying subsidiary has a controlling, single third-party majority owner.

Mortgage Loans Held for Sale

Mortgage loans held for sale under a binding sale commitment are carried at the lower of aggregate cost or market value. The Company has elected to record uncommitted mortgage loans held for sale at fair value. Fair value is determined by outstanding commitments from investors for committed loans and on the basis of current delivery prices in the secondary mortgage market for uncommitted loans. The amount by which cost exceeds market value is accounted for as a valuation allowance for the lower cost or market inventory. Changes in the valuation allowance are included in the determination of net earnings for the period in which the change occurs. No market valuation allowances were required at December 31, 2016 and 2015 since those loans have market values that approximated the recorded basis.

Other Loans Held for Sale

In some cases, management may elect to sell certain loans that were originally classified as held for investment. In these cases, loans that have been identified to be sold are transferred from loans held for investment to other loans held for sale. At the time of transfer, the loans are adjusted to the lower of cost or market value. The amount by which cost exceeds market value at the time of transfer is recorded as a

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(1)	Summary of Significant Accounting Policies, continued

Other Loans Held for Sale, continued

charge-off. Subsequent to the initial transfer of the loans to held for sale, additional fair value adjustments are recorded as a valuation allowance with the offset included in the determination of net earnings for the period in which the change occurs. At December 31, 2016 and 2015, the discounted carrying value of the loans that had not been sold was approximately $29.6 million and $0, respectively. Additionally, the Company transferred $50.0 million of premium finance loans to held for sale at par value. Those loans were committed to be sold at par value as of December 31, 2106, and the sale transaction closed on January 12, 2017. There was no gain or loss on the sale of the premium finance loans.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported at the principal amount outstanding, net of charge-offs and net of any deferred loan fees and costs. Interest on loans is primarily calculated by using the simple interest method on daily balances of the principal amount outstanding. Loan origination fees and certain direct origination costs are capitalized and amortized over the life of the related loan.

Impaired loans, in relationships exceeding $100,000, are measured based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, at the loan’s observable market price, or the fair value of the collateral, if the loan is collateral dependent. Impaired loans in relationships less than $100,000 are collectively evaluated. A loan is impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan will not be collected.

Accrual of interest is discontinued on a loan when management believes, after considering economic conditions and collection efforts that the borrower’s financial condition is such that collection of interest is doubtful. Interest previously accrued but not collected is reversed against current period earnings.

Allowance for Loan Losses

The allowance for loan losses reflects management’s assessment of the risks associated with extending credit and its evaluation of the quality of the loan portfolio. The Bank periodically analyzes the loan portfolio in an effort to review asset quality and to establish an allowance for loan losses that management believes will be adequate in light of anticipated risks and loan losses. In assessing the adequacy of the allowance, size, quality and risk of loans in the portfolio are reviewed. Other factors considered are:

•	the Bank’s loan loss experience;

•	the amount of past due and non-performing loans;

•	specific known risks;

•	the status and amount of other past due and non-performing assets;

•	underlying estimated values of collateral securing loans;

•	current and anticipated economic conditions; and,

•	other factors which management believes affect the allowance for potential credit losses.

The allowance for loan losses is comprised of three components: specific reserves, general reserves and unallocated reserves. After a loan has been identified as impaired, management measures impairment based

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(1)	Summary of Significant Accounting Policies, continued

Allowance for Loan Losses, continued

on the present value of expected future cash flows or the fair value of the collateral, if the loan is collateral dependent. When the measure of the impaired loan, as determined by either the expected future cash flows or collateral value, is less than the recorded investment in the loan, the amount of the impairment is recorded as a specific reserve or the loan is charged down. These specific reserves are determined on an individual loan basis based on management’s current evaluation of the Bank’s loss exposure for each credit. Loans for which specific reserves are provided are excluded from the general allowance calculations described below.

The general allowance reflects reserves established under GAAP for collective loan impairment. These reserves are based upon historical net charge-offs using the last two years’ experience. This charge-off experience is adjusted to reflect the effects of current conditions. The Bank considers information derived from its loan risk ratings and external data related to industry and general economic trends in establishing reserves.

The unallocated allowance is determined through management’s assessment of probable losses that are in the portfolio but are not adequately captured by the other two components of the allowance, including consideration of current economic and business conditions and regulatory requirements. The unallocated allowance also reflects management’s acknowledgement of the imprecision and subjectivity that underlie the modeling of credit risk. Due to the subjectivity involved in determining the overall allowance, including the unallocated portion, this unallocated portion may fluctuate from period to period based on management’s evaluation of the factors affecting the assumptions used in calculating the allowance.

Management considers the allowance for loan losses adequate to cover the estimated losses inherent in the Bank’s loan portfolio as of the date of the financial statements. Management believes it has established the allowance in accordance with GAAP and in consideration of the current economic environment. Although management uses the best information available to make evaluations, significant further additions to the allowance may be necessary based on changes in economic and other conditions, thus adversely affecting the operating results of the Company.

There were no significant changes in the estimation methods or fundamental assumptions used in the evaluation of the allowance for loan losses for the year ended December 31, 2016, compared to the year ended December 31, 2015. Such revisions, estimates and assumptions are made in any period in which the supporting factors indicate that loss levels may vary from the previous estimates.

Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Such agencies may require adjustments to the allowance based on their judgments of information available to them at the time of their examinations. Also, an independent loan review process further assists with evaluating credit quality and assessing potential performance issues.

Loan Commitments and Related Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commercial letters of credit that are issued to meet customer financing needs and commitments to make loans other than those to residential mortgage loan customers. The face amount for these items represents the exposure to loss before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(1)	Summary of Significant Accounting Policies, continued

Premises and Equipment

Premises and equipment are recorded at cost less accumulated depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the related assets. When assets are retired or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in earnings for the period. The cost of maintenance and repairs that do not improve or extend the useful life of the respective asset is charged to earnings as incurred, whereas significant renewals and improvements are capitalized. The range of estimated useful lives for buildings and improvements is 15 to 40 years and 3 to 10 years for furniture and equipment.

Other Real Estate Owned

Other real estate owned includes all real property received in full or partial satisfaction of a loan. Other real estate owned is recorded at the lower of the related loan’s cost basis or its fair value less estimated selling costs which establishes a cost basis in the property at the time of foreclosure. For properties acquired through foreclosure or deed in lieu, fair values are based on independent appraisals. Any writedown at the time of foreclosure is charged to the allowance for loan losses. Costs of improvements are capitalized, whereas costs relating to holding other real estate and subsequent adjustments to the value are expensed.

Transfers of Financial Assets

A transfer of financial assets is accounted for as a sale if the transferee is not an entity that the Bank must consolidate and provided the Bank does not have any form of continuing involvement, rights or obligations associated with the transferred financial assets. If the Bank does have a form of continuing involvement, rights or obligations with the transferred financial assets, the transfer is accounted for as a sale when, (1) the assets have been isolated from the Bank – put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Bank Owned Life Insurance

The Company has purchased life insurance policies on certain key executives and members of management. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value or return of premiums, depending on the contract, adjusted for other changes or other amounts due that are probable at settlement.

Mortgage Banking Derivatives

The Company records derivatives at fair value on the balance sheet with the corresponding changes in value recorded in income. The Company has two types of instruments that meet the criteria of a derivative: (1) interest rate lock commitments on residential mortgage loans held for sale and (2) forward sale commitments. The primary market risk facing the Company is interest rate risk related to its locked pipeline. The locked pipeline is comprised of interest rate lock commitments issued related to residential mortgage loans that are intended to be held for sale. In order to mitigate the financial risk that a change in interest rates will result in a decline in the value of the Company’s locked pipeline, the Company enters into hedging transactions. The locked pipeline is hedged with forward sales commitments that generally correspond with the composition of the locked pipeline. Due to the variability of closings in the locked pipeline, which is

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(1)	Summary of Significant Accounting Policies, continued

Mortgage Banking Derivatives, continued

driven primarily by interest rates, the Company’s policies require that a percentage of the locked pipeline be hedged with these types of derivative instruments. The Company is generally not exposed to significant losses, nor will it realize significant gains, related to its locked pipeline due to changes in interest rates as resulting changes in value are typically largely offset by net gains or losses on associated hedge positions. However, the Company is exposed to the risk that the actual closings in the locked pipeline may deviate from the estimated closings for a given change in interest rates. Although interest rates are the primary determinant, the actual loan closings from the locked pipeline are influenced by many factors, including the composition of the locked pipeline and remaining commitment periods. The Company’s estimated closings are based on the historical data of loan closings as influenced by recent developments.

The Company considers the locked pipeline to be a portfolio of free-standing derivative instruments. The Company also considers the forward sales commitments that are used to hedge the locked pipeline to be free-standing derivative instruments. Accordingly, the Company records the fair value of its derivative instruments on the balance sheet and changes in fair value in net earnings of the current period.

The Company carries interest rate lock commitments at fair value. The Company classifies interest rate lock commitments on residential mortgage loans on a gross basis within either the derivative asset or derivative liability. The fair value of these commitments, while based on rates observable in the market, is highly dependent on the ultimate closing of the loan. Accordingly, “pull-through” rates are applied to the interest rate lock commitment fair value. These pull-through estimates are based on the Company’s historical interest rate lock data and the current interest rate environment, which provide a basis for the Company’s best estimate of the likelihood that a commitment will ultimately result in a closed loan.

Mortgage Origination Revenue Recognition

Mortgage origination income and related fees are recognized as revenue upon completion of the mortgage transactions. Costs associated with loan originations are expensed as incurred. Gains and losses on sales of loans, including the portion attributable to service release premiums, are recorded in earnings in the period that the sales of the closed loans are committed. Additionally, servicing values related to service retained loan sales are capitalized as mortgage servicing rights.

Mortgage Servicing Assets

The Company sells a portion of loans directly to other investors with servicing retained. Based upon contractually specific servicing fees on loans sold servicing retained relative to adequate compensation for performing the servicing, a capitalized servicing asset or liability is recognized. Servicing assets and servicing liabilities are amortized over the expected lives of the serviced loans utilizing the interest method. The value of these servicing assets and liabilities are estimated based on assumptions related to the cost to service varying types of loans, the projected lives of loans and discount factors used in calculating the present value of projected payments to be received. Loans serviced for others by the Company totaled $75.4 million and $29.8 million at December 31, 2016 and 2015, respectively. Management periodically assesses the fair value of the mortgage servicing rights asset utilizing an independent third party and will record an impairment loss if the carrying value exceeds the fair value. No material impairment losses have occurred to date.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(1)	Summary of Significant Accounting Policies, continued

Income Taxes

Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income taxes during the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company’s assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some or all of the deferred tax asset will not be realized. In assessing the likelihood of the realization of deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable earnings and tax planning strategies. Deferred tax valuation allowance assessments require significant amounts of judgment. GAAP requires the more likely than not criteria (a likelihood of 50% or more) to be used; however, the likelihood is not possible to be expressed in purely mathematical terms. Highly subjective information about future events heavily factor into the conclusion as to whether the more likely than not criteria can be achieved.

The Bank currently evaluates uncertainty in income tax positions. GAAP requires that a loss contingency reserve be accrued if it is probable that the tax position will be challenged, it is probable that the future resolution of the challenge will confirm that a loss has been incurred, and the amount of such loss can be reasonably estimated.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Dividend Restrictions

Banking regulations require maintaining certain capital levels and may limit dividends paid by the Bank to the Company or by the Company to shareholders. The Company is currently required to obtain approval of the FRB before declaring any dividends from the holding company.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions as more fully disclosed in Note 17. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(1)	Summary of Significant Accounting Policies, continued

Stock-Based Compensation

The Company uses the fair value method for recognizing expense for stock-based compensation based on the fair value of option and restricted stock awards at the date of grant.

Comprehensive Income

GAAP normally requires that recognized revenues, expenses, gains and losses be included in net earnings. In addition to net earnings, other components of comprehensive income include the after-tax effect of changes in unrealized gains and losses on available for sales securities and derivative financial instruments accounted for as cash flow hedges. These items are reported as a separate component of shareholders’ equity.

Reclassifications

Certain 2015 amounts have been reclassified to conform to the 2016 presentation.

(2)	Accounting Standards Updates

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis”, effective for fiscal years beginning after December 15, 2015 and interim periods within those years with early adoption permitted. The new standard is intended to improve targeted areas of the consolidation guidance for legal entities such as limited partnerships, limited liability corporations, and securitization structures. The amendments in the ASU affect the consolidation evaluation for reporting organizations. In addition, the amendments in this ASU simplify and improve current GAAP by reducing the number of consolidation models. The adoption of ASU 2015-02 did not have an impact on the Company’s consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16, “Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments.” The guidance in this update requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. In addition, the acquirer will record, in the same period financial statements, the effect on earnings of changes in depreciation, amortization or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The update requires disclosure of amounts recorded in current-period earnings that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For a public business entity, this update is effective for fiscal years beginning after December 15, 2015 with early application permitted. The adoption of this update did not have a material impact on the Company’s consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Liabilities.” The guidance in this update requires that equity investments (except those accounted for under the equity method of accounting) be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The guidance also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. In addition, the guidance addresses various disclosure and presentation issues related to

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(2)	Accounting Standards Updates, continued

financial instruments. For a public business entity, this update is effective for fiscal years beginning after December 15, 2017 with early application permitted. The adoption of this update is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. The guidance in this update supersedes the requirements in ASC Topic 840, Leases. The update will require business entities to recognize lease assets and liabilities on the balance sheet and to disclose key information about leasing arrangements. A lessee would recognize a liability to make lease payments and a right-of-use asset representing its right to use the leased asset for the lease term. For a public business entity, this update will be effective for interim and annual periods beginning after December 15, 2018, and is to be applied on a modified retrospective basis. The Company is currently assessing the impact that this guidance will have on its consolidated financial statements. Adoption of this guidance is expected to increase assets for the inclusion of the right-of-use assets and the associated liabilities for operating lease obligations of the Company.

In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting”. The guidance amends ASC Topic 718, Compensation-Stock Compensation, by simplifying certain aspects of accounting for share-based payments for both public and nonpublic entities including, accounting related to income tax elements, forfeitures, statutory employment tax withholding requirements, and classifications in the statement of cash flows. Adoption guidance is provided for specific components of the ASU and requires retrospective, modified retrospective or prospective applications with adoptions required as of January 1, 2017 for public business entities. The Company does not expect the adoption of this guidance to have a material impact on the Company’s financial statements.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers”. Throughout 2014 through 2016 FASB issued additional updates related to the deferral of the effective date of the original update, technical corrections, and additional guidance for principal versus agent considerations as well as performance obligations and licensing. The updates will be effective for periods beginning after December 15, 2017, including interim periods within those years. The Company is reviewing to what extent various sources of revenue may be within the scope of the pronouncement which allows for full or modified retrospective adoption. The Company does not expect the adoption of this guidance and subsequently issued related updates to have a material impact on the Company’s financial statements.

In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments” which amends ASC Topic 326, “Financial Instruments-Credit Losses”. For financial instruments measured at amortized cost (primarily loans not carried at lower cost or market or under the fair value option and held to maturity securities) and other commitments to lend, the standard replaces the currently utilized incurred loss impairment methodology with a current expected credit loss methodology. Additionally, the standard requires that entities record valuation allowances for available for sale debt securities when recognizing credit losses rather than a direct write down of the carrying amount. The current expected loss model takes into consideration expected losses over the remaining contractual life of an asset including the effect of prepayments, available information about the collectability of future cash flows, including relevant information regarding past events, current economic conditions and reasonable and supportable forecasts. The update will be effective for periods beginning after December 15, 2019 and will required additional qualitative and quantitative disclosures upon adoption. The Company has begun to evaluate the requirements of the ASU and what potential impact its adoption will have on the Company’s financial statements.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(3)	Investment Securities

The cost basis, unrealized gains and losses, and fair value of securities available for sale at December 31, 2016 and 2015 are listed below (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2016
U.S. Government sponsored enterprises	$5,500	—	70	5,430
State and political subdivisions	5,445	38	34	5,449
Residential mortgage-backed securities	87,938	425	934	87,429
Collateralized mortgage obligations	19,635	260	237	19,658
Commercial mortgage-backed securities	26,136	16	563	25,589
Corporate debt securities	5,260	4	6	5,258

	$149,914	743	1,844	148,813

As of December 31, 2015:
U.S. Government sponsored enterprises	$19,981	—	68	19,913
State and political subdivisions	5,452	84	24	5,512
Residential mortgage-backed securities	65,707	723	435	65,995
Collateralized mortgage obligations	41,026	518	490	41,054
Commercial mortgage-backed securities	14,268	36	100	14,204
Corporate debt securities	988	37	—	1,025

	$147,422	1,398	1,117	147,703

The cost basis, unrealized gains and losses, and fair value of securities held to maturity at December 31, 2016 and 2015 are listed below (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2016
Residential mortgage-backed securities	$42,377	183	450	42,110

As of December 31, 2015:
Residential mortgage-backed securities	$8,030	258	—	8,288

The amortized cost and fair value of available for sale securities at December 31, 2016, by contractual maturity, are presented in the following table (in thousands):

	Amortized Cost	Fair Value
U.S. Government sponsored enterprises:
Within 1 year	$3,000	2,930
1 to 5 years	2,500	2,500

	5,500	5,430

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(3)	Investment Securities, continued

	Amortized Cost	Fair Value
State and political subdivisions:
Within 1 year	$2,141	2,143
1 to 5 years	2,237	2,231
5 to 10 years	555	532
More than 10	512	543

	5,445	5,449

Corporate debt securities:
Within 1 year	300	303
5 to 10 years	4,960	4,955

	5,260	5,258

Total securities other than mortgage-backed securities:
Within 1 year	5,441	5,376
1 to 5 years	4,737	4,731
5 to 10 years	5,515	5,487
More than 10	512	543
Mortgage-backed securities	133,709	132,676

	$149,914	148,813

All held to maturity securities at December 31, 2016 are classified as residential mortgage-backed securities. Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties:

At December 31, 2016 and 2015, securities with a carrying value of approximately $80.0 million and $83.6 million, respectively, were pledged to secure public deposits.

The following summarizes securities available for sale in an unrealized loss position by type and maturity as of December 31, 2016 and 2015 (in thousands):

	Less than 12 Months		More than 12 Months		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
December 31, 2016:
U.S. Government sponsored enterprises	$5,430	70	—	—	5,430	70
State and political subdivisions	1,320	34	—	—	1,320	34
Residential mortgage-backed securities	35,588	484	—	—	35,588	484
Collateralized mortgage obligations	4,020	64	4,390	173	8,410	237
Commercial mortgage-backed securities	18,230	392	4,874	171	23,104	563
Corporate debt securities	2,030	6	—	—	2,030	6

	$66,618	1,050	9,264	344	75,882	1,394

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(3)	Investment Securities, continued

	Less than 12 Months		More than 12 Months		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
December 31, 2015:
U.S. Government sponsored enterprises	$18,420	60	1,492	8	19,912	68
State and political subdivisions	545	11	1,567	13	2,112	24
Residential mortgage-backed securities	31,550	295	5,499	140	37,049	435
Collateralized mortgage obligations	10,378	146	11,051	344	21,429	490
Commercial mortgage-backed securities	7,004	36	3,291	64	10,295	100

	$67,897	548	22,900	569	90,797	1,117

At December 31, 2016, there were 48 available for sale securities that were in an unrealized loss position. Mortgage-backed securities accounted for 42 of the securities in an unrealized loss position with eight of these securities in a loss position for greater than 12 months. The remaining securities in a loss position were all in an unrealized loss position for less than 12 months and made up of two U.S. Government sponsored enterprises, three state and political subdivisions and one corporate debt security At December 31, 2015, there were 43 available for sale securities that were in an unrealized loss position. Mortgage-backed securities accounted for 33 of the securities in an unrealized loss position with 13 of these securities in a loss position for greater than 12 months. There was also one state and political subdivision security in a loss position for greater than 12 months. The remaining securities in a loss position were all in an unrealized loss position for less than 12 months and made up of eight U.S. Government sponsored enterprises and one state and political subdivision security. The Company does not intend to sell nor believe it will be required to sell securities in an unrealized loss position prior to recovery of its amortized cost basis or maturity. Unrealized losses at December 31, 2016 and 2015 were primarily attributable to changes in interest rates.

At December 31, 2016, there was one held to maturity security in an unrealized loss position. The residential mortgage-backed security was in an unrealized loss position for less than 12 months. The fair value of such security was approximately $15,109,000 with a related unrealized loss of approximately $450,000. At December 31, 2015, there were no held to maturity securities in an unrealized loss position.

Management evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, among other factors. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry reports. During 2016 and 2015, the Company did not record any impairment losses.

During the year ended December 31, 2016, the Company sold one available for sale security resulting in proceeds of approximately $2.5 million and a gross gain of approximately $88,000. There were no sales of securities held to maturity during 2016. There were no sales of securities available for sale or held to maturity in 2015.

At December 31, 2016 and 2015, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders’ equity.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(4)	Loans and Allowance for Loan Losses

Major classifications of loans at December 31, 2016 and 2015, segregated by regulatory reporting guidance, are summarized as follows and are presented net of deferred loan fees and costs of $3.2 million and $3.1 million, respectively (in thousands):

	2016	2015
Real estate loans:
Construction and land development	$236,410	297,199
Single-family residential	257,419	273,917
Commercial	471,838	439,745
Multifamily and farmland	38,722	44,867

Total real estate loans	1,004,389	1,055,728
Commercial loans (not secured by real estate)	279,129	588,068
Consumer loans (not secured by real estate)	348,736	130,988
All other loans (not secured by real estate)	3,468	4,863

Total loans	1,635,722	1,779,647
Less allowance for loan losses	19,992	22,171

Total loans, net	$1,615,730	1,757,476

The Bank grants loans and extensions of credit to individuals and a variety of firms and corporations located primarily in the Atlanta, Georgia area. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate, the value of which is dependent upon the real estate market and the interest rate environment.

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on non-accrual status when, in management’s opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. Loans may be placed on non-accrual status regardless of whether or not such loans are considered past due. When interest accrual is discontinued, all unpaid accrued interest is reversed against interest income. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(4)	Loans and Allowance for Loan Losses, continued

The following table presents an age analysis of past due loans, including nonaccrual loans, by loan type, as of December 31, 2016 and 2015 (in thousands):

	Loans 30 -89 Days Past Due	Loans 90 or More Days Past Due	Total Past Due Loans	Total Current Loans	Total Loans	Accruing Loans 90 or More Days Past Due
December 31, 2016
Construction and land development	$244	12,901	13,145	223,265	236,410	—
Single-family residential	2,634	3,225	5,859	251,560	257,419	69
Commercial	1,067	481	1,548	470,290	471,838	—
Multifamily and farmland	—	290	290	38,432	38,722	—
Commercial loans (not secured by real estate)	4,575	8,086	12,661	266,468	279,129	1,566
Consumer loans (not secured by real estate)	2,644	152	2,796	345,940	348,736	—
All other loans (not secured by real estate)	5	1	6	3,462	3,468	—

Total	$11,169	25,136	36,305	1,599,417	1,635,722	1,635

December 31, 2015
Construction and land development	$2,603	31,498	34,101	263,098	297,199	—
Single-family residential	2,882	3,608	6,490	267,427	273,917	—
Commercial	409	5,954	6,363	433,382	439,745	—
Multifamily and farmland	—	3,377	3,377	41,490	44,867	—
Commercial loans (not secured by real estate)	56	2,495	2,551	585,517	588,068	—
Consumer loans (not secured by real estate)	2,417	238	2,655	128,333	130,988	—
All other loans (not secured by real estate)	6	—	6	4,857	4,863	—

Total	$8,373	47,170	55,543	1,724,104	1,779,647	—

The following tables present the Bank’s non-accrual loans as of December 31, 2016 and 2015 (in thousands):

	2016	2015
Construction and land development	$12,964	59,622
Single-family residential	4,441	4,611
Commercial	481	5,954
Multifamily and farmland	648	3,770
Commercial loans (not secured by real estate)	7,567	2,536
Consumer loans (not secured by real estate)	152	238
All other loans (not secured by real estate)	1	—

Total	$26,254	76,731

At each reporting period, the Bank determines which loans are impaired. Impaired loans are reviewed on a relationship basis. If one loan within a relationship is impaired, then the entire relationship is individually evaluated for impairment. Accordingly, the Bank’s impaired loans are reported at their estimated fair value

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(4)	Loans and Allowance for Loan Losses, continued

on a non-recurring basis. An allowance for each impaired loan, which is generally collateral-dependent, is calculated based on the fair value of its collateral. The fair value of the collateral is based on appraisals, and management considers factors such as the assumptions and techniques utilized by the appraiser. If the recorded investment in the impaired loan exceeds the measure of fair value of the collateral, management will determine if a valuation allowance is recorded as a component of the allowance for loan losses or a charge off of the collateral deficiency is recorded. Management considers the factors of each relationship in making this determination. No interest income was recognized on nonaccrual loans and nonperforming troubled debt restructurings (“TDRs”). Interest income recognized on performing TDRs was immaterial for both 2016 and 2015.

The following table presents the Bank’s impaired loans with relationship balances in excess of $100,000, including nonaccrual loans and both nonaccrual and accruing TDRs, at December 31, 2016 and 2015 (in thousands):

	Unpaid Contractual Principal Balance	Recorded Investment with no Allowance	Recorded Investment with Allowance	Recorded Investment in Impaired Loans	Related Allowance	Average Outstanding Impaired Loans
December 31, 2016
Construction and land development	$13,458	56	12,970	13,026	422	56,653
Single-family residential	4,320	2,529	1,654	4,183	309	5,790
Commercial	3,588	1,896	436	2,332	50	6,170
Multifamily and farmland	3,738	3,696	—	3,696	—	3,728
Commercial loans (not secured by real estate)	5,331	1,371	3,064	4,435	1,410	2,743
Consumer and all other loans (not secured by real estate)	273	—	159	159	18	234

	$30,708	9,548	18,283	27,831	2,209	75,318

December 31, 2015
Construction and land development	$66,810	54,487	5,288	59,775	3,347	59,089
Single-family residential	6,788	4,363	2,152	6,515	292	4,773
Commercial	9,526	7,195	471	7,666	80	6,845
Multifamily and farmland	3,864	3,771	—	3,771	—	3,969
Commercial loans (not secured by real estate)	4,398	1,162	2,193	3,355	1,081	4,095
Consumer and all other loans (not secured by real estate)	385	—	258	258	26	181

	$91,771	70,978	10,362	81,340	4,826	78,952

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(4)	Loans and Allowance for Loan Losses, continued

Changes in the allowance for loan losses for the years ended December 31, 2016 and 2015 were as follows (in thousands):

	Construction and Land Development	Single Family Residential	Real Estate Commercial	Multifamily and Farmland	Commercial Loans – not secured by Real Estate	Consumer and all other loans – not secured by Real Estate	Unallocated	Total
December 31, 2016
Allowance for loan Losses
Beginning balance	$10,257	1,793	1,892	210	5,065	1,807	1,147	22,171
Provision for loan losses	15,454	730	1,658	382	1,698	1,196	(1,118)	20,000
Charge-offs	(16,725)	(562)	(1,535)	(317)	(3,330)	(1,121)	—	(23,590)
Recoveries	369	126	—	—	649	267	—	1,411

Ending balance	$9,355	2,087	2,015	275	4,082	2,149	29	19,992

Ending balance individually evaluated for impairment	$422	309	50	—	1,410	18	—	2,209
Ending balance collectively evaluated for impairment	8,933	1,778	1,965	275	2,672	2,131	29	17,783

	$9,355	2,087	2,015	275	4,082	2,149	29	19,992

Loans:
Ending balance: individually evaluated for impairment	$13,026	4,183	2,332	3,696	4,435	159	—	27,831
Ending balance: collectively evaluated for impairment	223,384	253,236	469,506	35,026	274,694	352,045	—	1,607,891

	$236,410	257,419	471,838	38,722	279,129	352,204	—	1,635,722

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(4)	Loans and Allowance for Loan Losses, continued

	Construction and Land Development	Single Family Residential	Real Estate Commercial	Multifamily and Farmland	Commercial Loans – not secured by Real Estate	Consumer and all other loans – not secured by Real Estate	Unallocated	Total
December 31, 2015
Allowance for loan Losses
Beginning balance	$10,396	1,786	1,842	164	4,000	1,137	2,284	21,609
Provision for loan losses	1,217	618	335	(6)	2,205	1,268	(1,137)	4,500
Charge-offs	(2,110)	(848)	(285)	—	(1,536)	(2,130)	—	(6,909)
Recoveries	754	237	—	52	396	1,532	—	2,971

Ending balance	$10,257	1,793	1,892	210	5,065	1,807	1,147	22,171

Ending balance individually evaluated for impairment	$3,347	292	80	—	1,081	26	—	4,826
Ending balance collectively evaluated for impairment	6,910	1,501	1,812	210	3,984	1,781	1,147	17,345

	$10,257	1,793	1,892	210	5,065	1,807	1,147	22,171

Loans:
Ending balance: individually evaluated for impairment	$59,775	6,515	7,666	3,771	3,355	258	—	81,340
Ending balance: collectively evaluated for impairment	237,424	267,402	432,079	41,096	584,713	135,593	—	1,698,307

	$297,199	273,917	439,745	44,867	588,068	135,851	—	1,779,647

The Bank utilizes an internal risk grading matrix to assign a risk grade to each of its loans. Loans are graded on a scale of 1 to 9. These risk grades are evaluated on an ongoing basis. A description of the general characteristics of the nine risk grades is as follows:

•	Risk Grade 1 – Excellent Quality: Loans are well above average quality and minimal amount of credit risk exists. Certificates of deposit and cash secured loans, as well as properly margined actively traded stock or bond secured loans would fall in this grade.

•	Risk Grade 2 – High Quality: Loans are of good quality with risk levels well within the Bank’s range of acceptability. The company or individual is established with a history of successful performance though somewhat susceptible to economic changes.

•	Risk Grade 3 – Good Quality: Loans of average quality with risk levels within the Bank’s range of acceptability but higher than normal. This may be a new company or an existing company in a transitional phase (e.g. expansion, acquisition, market change).

•	Risk Grade 4 – Acceptable Quality: These loans have very high risk and servicing needs but still are acceptable. Evidence of marginal performance or deteriorating trends is evident. These are not problem credits presently, but may be in the future if the borrower is unable to change its present course.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(4)	Loans and Allowance for Loan Losses, continued

•	Risk Grade 5 – Marginally Acceptable Quality: These loans are currently performing satisfactorily, but there are potential weaknesses that may, if not corrected, weaken the asset or inadequately protect the Bank’s position at some future date. This frequently results from deviating from prudent lending practices, for instance over-advancing on collateral.

•	Risk Grade 6 – Other Assets Especially Mentioned (“OAEM”): An OAEM loan is inadequately protected by the current sound net worth and paying capacity of the obligor or the collateral pledged, if any. There is a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. There is a distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

•	Risk Grade 7 – Substandard: These loans have the general characteristics of a Grade 6 OAEM loan, with heightened potential concerns and a greater possibility of loss. The exact amount of loss is not yet known because neither the liquidation value of the collateral nor the borrower’s predicted repayment ability is known with confidence.

•	Risk Grade 8 – Doubtful: Loans classified as Doubtful have all the weaknesses inherent in loans classified Substandard, plus the added characteristics that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions, and values highly questionable and improbable. Doubtful is a temporary grade where a loss is expected but is presently not quantified with any degree of accuracy. Once the loss position is determined, the amount is charged off.

•	Risk Grade 9 – Loss: Loans classified as Loss are considered uncollectable and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery potential or salvage value, but rather that it is not practical or desirable to defer writing off this loan even though partial recovery may occur in the future. Loss is a temporary grade until the appropriate authority is obtained to charge the loan off.

The following table presents the credit risk profile of each loan type based on internally assigned risk grade as of December 31, 2016 and 2015 (in thousands):

Risk Grade	Construction and Land Development	Single Family Residential	Commercial	Multifamily and Farmland	Commercial loans (not secured by Real Estate)	Consumer loans (not secured by Real Estate)	All other loans (not secured by Real Estate)	Total
December 31, 2016
1	$—	—	—	—	9,395	3,019	—	12,414
2	—	—	22,587	14,155	2,672	21	—	39,435
3	179,974	186,699	376,184	13,626	154,617	333,790	2,581	1,247,471
4	39,656	51,360	57,627	6,854	80,012	10,073	887	246,469
5	3,077	14,033	13,626	3,438	20,280	751	—	55,205
6	689	332	953	359	7,743	—	—	10,076
7	13,014	4,995	861	290	4,410	1,082	—	24,652
8	—	—	—	—	—	—	—	—
9	—	—	—	—	—	—	—	—

	$236,410	257,419	471,838	38,722	279,129	348,736	3,468	1,635,722

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(4)	Loans and Allowance for Loan Losses, continued

Risk Grade	Construction and Land Development	Single Family Residential	Commercial	Multifamily and Farmland	Commercial loans (not secured by Real Estate)	Consumer loans (not secured by Real Estate)	All other loans (not secured by Real Estate)	Total
December 31, 2015
1	$—	—	—	—	9,696	2,640	—	12,336
2	69	34	30,739	15,441	4,159	—	—	50,442
3	172,054	186,151	329,489	13,926	497,598	116,690	3,384	1,319,292
4	56,404	57,974	53,336	8,096	60,027	10,499	1,479	247,815
5	10,836	23,850	18,920	3,633	9,753	217	—	67,209
6	11,103	775	1,307	—	4,249	—	—	17,434
7	46,733	5,133	5,954	3,771	1,250	942	—	63,783
8	—	—	—	—	1,336	—	—	1,336
9	—	—	—	—	—	—	—	—

	$297,199	273,917	439,745	44,867	588,068	130,988	4,863	1,779,647

At December 31, 2016 and 2015, TDR loans amounted to $15.3 million and $55.0 million, respectively, including $1.6 million and $2.6 million in performing TDR loans. The terms of these loans have been renegotiated to provide a reduction in principal, interest rate, or change in repayment term as a result of the deteriorating financial position of the borrower.

The following table presents an analysis of TDR loans by loan type as of December 31, 2016 and 2015 (dollars in thousands):

				Troubled Debt Restructurings that have Subsequently Defaulted
	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Number of Contracts	Recorded Investment
December 31, 2016
Construction and land development	6	$15,438	12,965	4	$12,901
Single-family residential	3	312	270	2	159
Commercial	4	1,804	1,693	2	344
Multifamily and farmland	1	494	358	1	358
Commercial loans (not secured by real estate)	3	87	52	—	—
Consumer loans (not secured by real estate)	1	16	5	—	—
All other loans (not secured by real estate)	—	—	—	—	—

	18	$18,151	15,343	9	$13,762

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(4)	Loans and Allowance for Loan Losses, continued

				Troubled Debt Restructurings that have Subsequently Defaulted
	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Number of Contracts	Recorded Investment
December 31, 2015
Construction and land development	25	$59,776	45,882	22	$45,729
Single-family residential	9	1,121	957	6	689
Commercial	10	10,993	6,165	8	4,750
Multifamily and farmland	2	765	392	2	392
Commercial loans (not secured by real estate)	7	3,541	1,624	3	805
Consumer loans (not secured by real estate)	4	59	20	—	—
All other loans (not secured by real estate)	—	—	—	—	—

	57	$76,255	55,040	41	$52,365

There were no new TDR’s restructured in 2016. The following table presents an analysis of TDR activity by loan type during 2015 (dollars in thousands):

	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
TDRs Restructured in 2015
Construction and land development	3	$158	153
Single-family residential	—	—	—
Commercial	2	1,458	1,415
Multifamily and farmland	—	—	—
Commercial loans (not secured by real estate)	—	—	—
Consumer loans (not secured by real estate)	—	—	—
All other loans (not secured by real estate)	—	—	—

	5	$1,616	1,568

(5)	Premises and Equipment

Premises and equipment December 31, 2016 and 2015 are summarized as follows (in thousands):

	2016	2015
Land and land improvements	$10,295	10,295
Buildings and improvements	14,254	14,096
Furniture and equipment	11,375	10,677

	35,924	35,068
Less accumulated depreciation	15,763	13,408

	$20,161	21,660

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(5)	Premises and Equipment, continued

Depreciation expense was approximately $2.5 million and $2.3 million for 2016 and 2015, respectively.

The Company leases certain branch properties and equipment under operating leases. The majority of the leases and lease expenses are with and paid to related parties. The majority of lease agreements are renewable and lease terms determined at time of renewal. Rent expense was approximately $4.8 million and $4.2 million for 2016 and 2015, respectively. There were no leases that met the criteria for capital lease treatment in 2016 or 2015.

Rent commitments under operating leases, before considering renewal options that generally are present, were as follows (in thousands):

For the years ended December 31,	Related Party	Unrelated Party	Total
2017	$1,563	1,425	2,988
2018	1,457	1,360	2,817
2019	1,499	1,103	2,602
2020	1,261	821	2082
2021	902	204	1,106
2022 and beyond	794	314	1,108

	$7,476	5,227	12,703

(6)	Other Real Estate Owned

Major classifications of other real estate owned at December 31, 2016 and 2015 are summarized as follows (in thousands):

	2016	2015
Commercial	$1,379	6,400
Residential	50	128
Lots	12,125	8,300

Total other real estate owned	$13,554	14,828

The following is a summary of the changes in other real estate and repossessed properties for the years ended December 31, 2016 and 2015 (in thousands):

	2016	2015
Balance at the beginning of the year	$14,828	7,440
Foreclosures	12,995	11,758
Cash sales	(4,273)	(3,882)
Financed sales	(1,914)	(622)
Gain/(loss) on sales	(627)	209
Write-downs	(1,050)	(75)
Valuation Allowance	(6,405)	—

Balance at the end of the year	$13,554	14,828

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(7)	Deposits

At December 31, 2016, the contractual maturities of time deposits are summarized as follows (in thousands):

2017	$631,961
2018	153,106
2019	71,283
2020	17,708
2021 and thereafter	8,487

$882,545

At December 31, 2016, the Bank held $92.6 million in certificates of deposit obtained through the efforts of third party brokers. At December 31, 2015, the Bank had $93.9 million of such certificates of deposits. The daily average balance of these brokered deposits totaled approximately $88.5 million and $91.6 million in 2016 and 2015, respectively. The weighted average rates paid during 2016 and 2015 were 0.73% and 0.55%, respectively. These deposits generally have maturity dates ranging from 4 months to 3 years.

The aggregate amount of time deposits in denominations of $250,000 or more at December 31, 2016 and 2015 was approximately $263.7 million and $231.7 million, respectively.

(8)	Other Borrowings

At December 31, 2016 and 2015, the Bank had borrowings from the FHLB with monthly or quarterly interest payments. The FHLB borrowings are collateralized by a blanket assignment on all non-held for sale residential first mortgage loans, home equity lines of credit, multi-family real estate loans and loans secured by commercial real estate that the Bank owns. At December 31, 2016 and 2015, the lendable value of loans pledged as collateral totaled approximately $267.5 million and $265.2 million, respectively. As additional collateral, the Bank may pledge securities to the FHLB. At December 31, 2016, there were no securities pledged to the FHLB.

Borrowings from the FHLB consisted of the following (in thousands):

	2016	2015
Fixed Rate Hybrid Credit Advance with interest at 1.33% maturing April 10, 2017	$—	5,000
Fixed Rate Hybrid Credit Advance with interest at 1.87% maturing January 2, 2018	—	5,000
Floating to Fixed Advance with interest at 0.26% maturing November 13, 2018	—	5,000
Fixed Rate Credit Advance with interest at 0.41% maturing January 8, 2016	—	20,000
Callable Fixed Rate Credit Floater Advance with interest at 0.42% maturing December 23, 2020	—	50,000
Fixed Rate Hybrid Credit Advance with interest at 2.05% maturing October 17, 2018	5,000	—
Fixed Rate Hybrid Credit Advance with interest at 2.36% maturing July 11, 2018	5,000	—

	$10,000	85,000

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(8)	Other Borrowings, continued

The Bank is required to purchase and hold certain amounts of FHLB stock in order to obtain FHLB borrowings. No ready market exists for the FHLB stock, and it has no quoted market value. The stock is redeemable at $100 per share subject to certain limitations set by the FHLB. The Bank owned FHLB stock amounting to approximately $2.4 million and $5.3 million at December 31, 2016 and 2015, respectively.

Brand Mortgage entered into agreements with Wells Fargo Bank and Customers Bank in 2015 for warehouse lines of credit for up to $60.0 million and $40.0 million, respectively. These lines of credit are secured by mortgage loans held for sale. The Wells Fargo line of credit included a floating interest rate of one-month LIBOR plus 265 basis points and matures on February 18, 2018. At December 31, 2016 and 2015, the balance on this line was $23.0 million and $32.4 million, respectively, with an interest rate of 3.52% and 3.15%, respectively. The Customers Bank line of credit included a floating interest rate of one-month LIBOR plus 300 basis points and matures on May 26, 2017. At December 31, 2016 and 2015, the balance on this line was $16.6 million and $17.4 million, respectively, with an interest rate of 3.53% and 3.43%, respectively.

(9)	Junior Subordinated Debentures

In December 2004, the Company formed a wholly owned grantor trust, Brand Group Holdings Statutory Trust I (“Brand Trust I”), which issued $10.0 million of guaranteed preferred beneficial interests in the Company’s junior subordinated deferrable interest debentures. All of the common securities of Brand Trust I are owned by the Company. The proceeds from the issuance of the common securities and the trust preferred securities were used by Brand Trust I to purchase $10.3 million of junior subordinated debentures of the Company, which pay a floating rate equal to three-month LIBOR plus 205 basis points. The debentures represent the sole assets of Brand Trust I. Brand Trust I is not included in the consolidated financial statements.

These trust preferred securities are mandatorily redeemable upon maturity of the debentures on March 31, 2035, or upon earlier redemption as provided in the indenture. The Company has the right to redeem the debentures purchased by Brand Trust I, in whole or in part, on or after March 31, 2010. As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount plus any accrued but unpaid interest.

In November 2007, the Company formed a second wholly owned grantor trust, Brand Group Holdings Statutory Trust II (“Brand Trust II”), which issued $5.0 million of guaranteed preferred beneficial interests in the Company’s junior subordinated deferrable interest debentures. All of the common securities of Brand Trust II are owned by the Company. The proceeds from the issuance of the common securities and the trust preferred securities were used by Brand Trust II to purchase $5.2 million of junior subordinated debentures of the Company, which pay a floating rate equal to three-month LIBOR plus 300 basis points. The debentures represent the sole assets of Brand Trust II. Brand Trust II is not included in the consolidated financial statements.

These trust preferred securities are mandatorily redeemable upon maturity of the debentures on December 15, 2037, or upon earlier redemption as provided in the indenture. The Company has the right to redeem the debentures purchased by Brand Trust II, in whole or in part, on or after December 15, 2012. As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount plus any accrued but unpaid interest.

In March 2008, the Company formed a third wholly owned grantor trust, Brand Group Holdings Statutory Trust III (“Brand Trust III”), which issued $5.0 million of guaranteed preferred beneficial interests in the Company’s junior subordinated deferrable interest debentures. All of the common securities of Brand

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(9)	Junior Subordinated Debentures, continued

Trust III are owned by the Company. The proceeds from the issuance of the common securities and the trust preferred securities were used by Brand Trust III to purchase $5.2 million of junior subordinated debentures of the Company, which pay a floating rate equal to three-month LIBOR plus 300 basis points. The debentures represent the sole assets of Brand Trust III. Brand Trust III is not included in the consolidated financial statements.

These trust preferred securities are mandatorily redeemable upon maturity of the debentures on March 15, 2038, or upon earlier redemption as provided in the indenture. The Company has the right to redeem the debentures purchased by Brand Trust III, in whole or in part, on or after March 15, 2013. As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount plus any accrued but unpaid interest.

In June 2008, the Company formed a fourth wholly owned grantor trust, Brand Group Holdings Statutory Trust IV (“Brand Trust IV”), which issued $3.0 million of guaranteed preferred beneficial interests in the Company’s junior subordinated deferrable interest debentures. All of the common securities of Brand Trust IV are owned by the Company. The proceeds from the issuance of the common securities and the trust preferred securities were used by Brand Trust IV to purchase $3.1 million of junior subordinated debentures of the Company, which pay a floating rate equal to three-month LIBOR plus 375 basis points. The debentures represent the sole assets of Brand Trust IV. Brand Trust IV is not included in the consolidated financial statements.

These trust preferred securities are mandatorily redeemable upon maturity of the debentures on September 15, 2038, or upon earlier redemption as provided in the indenture. The Company has the right to redeem the debentures purchased by Brand Trust IV, in whole or in part, on or after September 15, 2013. As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount plus any accrued but unpaid interest.

(10)	Subordinated Notes

In June 2014, the Company sold $30.0 million in subordinated notes (the “notes”). The notes bear an interest rate of 8.5% with interest only payments due quarterly and the principal due at maturity on June 27, 2024. The proceeds received by the Company from the sale of the notes were used for general purposes, primarily to provide capital to the Bank. The Company has the right to redeem the notes, in whole or part, on or after June 27, 2019.

(11)	Related Party Transactions

The Company conducts transactions with its directors and executive officers, including companies in which they have beneficial interests, in the normal course of business. It is the policy of the Bank that loan transactions with directors and officers are made on substantially the same terms as those prevailing at the time made for comparable loans to other persons. The following is a summary of activity for related party loans for 2016 (in thousands):

Beginning balance	$16,194
New loans	9,273
Repayments	(7,225)

Ending balance	$18,242

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(11)	Related Party Transactions, continued

The Bank had deposit relationships with related parties of approximately $21.8 million and $29.1 million as of December 31, 2016 and 2015, respectively. Additionally, see note 5 of these financial statements for a description of other related party lease transactions.

(12)	Employee Benefit and Stock Plans

The Company and Brand Mortgage have profit sharing and 401(k) plans for the benefit of substantially all employees subject to certain minimum age and service requirements. Under the Company’s 401(k) plan, employee contributions were matched to a maximum of 4.00% of annual compensation for all of 2016 and 2015. Under the Brand Mortgage 401(k) plan, the amount matched by the Company is discretionary, but generally ranges from 2% to 3% of employee deferral contributions. Total contributions for both plans for 2016 and 2015 pursuant to these formulas were approximately $879,000 and $819,000, respectively. The Company and Brand Mortgage reserve the right to make future contributions and/or matching payments at the sole discretion of the respective Boards of Directors.

In 2009, the Company established an Employee Stock Ownership Plan (“ESOP”) with a 401(k) provision. The purpose of the ESOP is to enable participating employees to share in the potential future growth and prosperity of the Company. Employees were given a one-time option to convert their existing 401(k) balance into ESOP shares. This offering resulted in additional capital of approximately $2.1 million representing approximately 1,217 shares of common stock. All stock transactions between the Company and the ESOP are transacted at a stock price obtained from an independent valuation. The ESOP has not incurred any debt and there have been no further transactions since 2009.

The Company has two supplemental executive retirement plans for certain key employees whereby benefits are payable at retirement over a twelve year period. The estimated liability is being accrued over the expected remaining years of employment. Expenses incurred for benefits relating to the postretirement benefit plan were approximately $217,000 and $223,000 for the years 2016 and 2015, respectively. The accrued liability recorded on the balance sheet related to the plan was approximately $3.1 million and $3.0 million at December 31, 2016 and 2015, respectively.

The Company is the owner and beneficiary of life insurance policies on the lives of its key officers. The Company intends to use these policies to partially fund the supplemental executive retirement plan described above. Income related to the life insurance policies totaled approximately $847,000 and $900,000 for the years ended December 31, 2016 and 2015, respectively. The carrying value of the policies recorded in the balance sheets was approximately $27.8 million and $26.8 million at December 31, 2016 and 2015, respectively.

In 2010, the Company adopted an Equity and Performance Incentive Plan that provides for the issuance of incentive stock options for an aggregate of 22,961 shares of the Company’s common stock. The option period will not exceed ten years from date of grant, and the options will vest in accordance with the option agreement, as determined by the Board of Directors. In 2011, the Company granted options to certain employees and directors to purchase a total of 12,284 additional shares of common stock at an exercise price of $653.27 per share, with the options expiring November 1, 2020. The Company engaged a valuation specialist to determine the fair value of the options. The valuation specialist used a blend of several option pricing models to determine the fair value of the options granted, which fair value was determined to be $186.64 per share. During 2015, options to purchase 2,755 of these shares were forfeited.

There were no stock options granted or exercised during 2015, and there were 200 stock options granted during 2016 with a 5-year vesting term and a strike price of $661.47. Based on management’s estimates and the use of the Black Scholes model for option pricing, the stock options granted in 2016 were valued at

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(12)	Employee Benefit and Stock Plans, continued

$165.37 per share. Options outstanding at December 31, 2016 have a weighted average remaining contractual life of approximately 4.9 years. Exercisable options at December 31, 2016 have a weighted average remaining contractual life of approximately 6.6 years. The compensation cost for stock options is expensed over the vesting period. Total stock option expense recognized in 2016 and 2015 was $77,000 and $67,000, respectively. Remaining compensation expense to be recognized on unvested stock options at December 31, 2016 was approximately $1.9 million. These unvested stock options have a weighted average remaining contractual life of approximately 4.3 years.

A summary of the status of stock options outstanding at December 31, 2016 and the changes during the year then ended is presented in the table below.

	Shares	Weighted Average Exercise Price
Options outstanding, December 31, 2015	15,488	$653.17
Granted	200	$661.47
Expired	—	$—
Exercised	—	$—
Forfeited	—	$—

Options outstanding, December 31, 2016	15,688	$653.27

Exercisable, December 31, 2016	4,501	$653.11

A summary of the status of unvested stock options at December 31, 2016 and the changes during the year then ended is presented in the table below.

	Shares	Weighted Average Grant Date Fair Value
Unvested options outstanding, December 31, 2015	12,006	$162.46
Granted	200	$165.37
Vested	(1,019)	$75.07
Forfeited	—	$—

Unvested options outstanding, December 31, 2016	11,187	$170.41

In 2011, the Company granted 3,214 shares of restricted stock to certain employees and directors. At that time, the Company engaged a valuation specialist to determine the fair value of the restricted stock grants, which fair value totaled approximately $1.6 million, reflecting a lack of marketability discount of approximately $500,000. These restricted stock awards cliff vest immediately upon the attainment of certain service and performance conditions which is related to the Company’s release from its Written Agreement within the four-year period following the grant date. The restricted stock awards were forfeited by one third per year beginning with the second anniversary of the grant date and expire on the fourth anniversary of the grant date. In 2014, the facts and circumstances indicated that Company’s release from the Written Agreement was highly probable, thus, management recorded compensation expense of $525,000 to reflect the expected vesting of the remaining un-forfeited restricted stock awards. However, in 2015, the Company was not released from the Written Agreement, and consequently, reversed all of the previously recorded compensation expense as the shares did not vest before their expiration date in 2015.

In 2014, the Company’s Board of Directors approved the grant of 69 shares of restricted stock to certain individuals as a retention mechanism. These shares of restricted stock had a three-year term, with the first

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(12)	Employee Benefit and Stock Plans, continued

year fully vesting at grant date and the remaining shares vesting ratably over two years of continued employment. These shares were fully vested as of December 31, 2016. The Company engaged a valuation specialist to determine the fair value the restricted stock. The restricted stock was valued at $611.11 per share. During 2015, the Company’s Board of Directors approved the grant of 904 shares of restricted stock under this plan. At grant date, the stock was valued at $661.47 per share, and 301 of these shares vested during 2016. The compensation cost for restricted stock is amortized to expense over the vesting period. Total restricted stock compensation expense in 2016 and 2015, excluding the reversal of shares noted previously, was $123,000 and $228,000, respectively.

A summary of the status of restricted stock outstanding at December 31, 2016 and the changes during the year then ended is presented in the table below.

	Shares	Weighted Average Grant Date Fair Value
Restricted stock outstanding, December 31, 2015	1,432	$659.04
Granted	—	$—
Expired	(459)	$661.47

Restricted stock outstanding, December 31, 2016	973	$657.90

A summary of the status of unvested restricted stock awards at December 31, 2016 and the changes during the year then ended is presented in the table below.

	Shares(1)	Weighted Average Grant Date Fair Value
Unvested restricted stock outstanding, December 31, 2015	1,386	$660.63
Granted	—	$—
Vested	(324)	$657.90
Expired	(459)	$661.47

Unvested restricted stock outstanding, December 31, 2016	603	$661.47

(1)	Excludes representative shares tracked in the Company Stock Fund that will be issued upon vesting

In 2016, Company’s Board of Directors approved the grant of 1,071 shares of stock to certain employees and directors. The grant of these shares included the 459 shares that were pending approval by the Board of Directors at December 31, 2015. Compensation expense related to the 459 shares of $225,000 was recognized in 2015. Compensation expense related to the additional 612 shares of $484,000 was recognized in 2016. These shares were fully vested upon grant.

In 2015, the Company established an Employee Stock Purchase Plan (“ESPP”) with 5,000 shares available for issuance. The purpose of the ESPP was to give Company employees the opportunity to buy stock of the Company through payroll deductions. Employees whose employment exceeds twenty hours per week and more than five months in a calendar year and are employed on the purchase date are eligible to participate in the ESPP at the next participation period. The participation period is each calendar quarter during which an offer to purchase common stock is made. Eligible participants may purchase the Company’s stock at 85% of the fair market value at the valuation date. All stock transactions between the Company and the ESPP are

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(12)	Employee Benefit and Stock Plans, continued

transacted at a stock price obtained from an independent valuation. Employees purchased 201 and 126 shares during 2016 and 2015, respectively, at an average discounted purchase price per share of $577.30 and $562.25, respectively. The Company recognized $23,000 and $13,000 of total expense in 2016 and 2015, respectively, related to the ESPP which was the difference between the valuation date fair market value and the purchase price paid by the employee.

The Company began offering a non-qualified deferred compensation plan during 2015 for its executive officers, certain other key employees and members of the Company’s Board of Directors and its subsidiaries’ boards of directors. The deferred compensation plan provides for the pre-tax deferral of compensation, fees, and other specified benefits and permits each employee participant to elect to defer a portion of their base salary, bonus, or commission and permits each director participant to elect to defer all or a portion of their director’s fees. Further, the deferred compensation plan allows for a discretionary Company match to any deferred bonus allocated to a fund that tracks the performance of the Company’s stock (“the Company Stock Fund.”) Bonuses that are deferred grade vest over 5 years while the Company match cliff vests on the fifth anniversary of the award grant date. All stock transactions between the Company and the deferred compensation plan are transacted at a stock price obtained from an independent valuation. The Board of Directors may also elect to make a discretionary contribution to any or all participants. During 2016 and 2015, additional discretionary contributions of $197,000 and $300,000, respectively, were made subject to various vesting periods. These amounts were allocated to the Company Stock Fund.

(13)	Commitments and Contingencies

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The notional contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the counter party for commitments to extend credit and letters of credit written is represented by the contractual or notional amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it uses for underwriting on-balance sheet instruments. In most cases, collateral or other security is required to support financial instruments with a credit risk.

The following table summarizes, as of December 31, 2016 and 2015, the contract amount of off-balance sheet instruments (in thousands):

	2016	2015
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$423,750	231,307
Mortgage loan commitments	56,300	60,100
Financial and performance letters of credit	15,216	7,994

	$495,266	299,401

Commitments to extend credit are arrangements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(13)	Commitments and Contingencies, continued

being drawn on, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness and subjects commitments to typical credit under writing on a case-by-case basis. The amount of collateral obtained, if deemed necessary, upon extension of credit is based on management’s credit evaluation. Collateral held varies, but may include unimproved and improved real estate, certificates of deposit, personal property or other acceptable collateral.

Unfunded commitments associated with residential mortgage loans to be held for sale are accounted for as free standing derivatives. Refer to note 14 for further discussion of derivatives. There were no commitments to extend credit associated with any troubled debt restructured loans as of December 31, 2016 or December 31, 2015.

Commercial letters of credit are issued to facilitate commerce and typically result in the commitment being drawn on when the underlying transaction is consummated between the customer and the third party. Those guarantees are primarily issued to local businesses. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds real estate, certificates of deposit, and other acceptable collateral as security supporting those commitments for which collateral is deemed necessary. The extent of collateral held for those commitments varies.

The Company has $40.0 million available for the purchase of unsecured overnight federal funds from three correspondent financial institutions. As of December 31, 2016, $40.0 million of borrowings was available under these lines. As of December 31, 2015, $30.0 million of borrowings was available under similar lines.

The Company is subject to recourse obligations on mortgage loans sold related to instances of early payment default or borrower fraud. In some instances, the Company may be required to repurchase the loan or indemnify the purchaser for those loans where representations and warranties were breached. The Company regularly makes representations and warranties to purchasers of its mortgage loans that, if breached, would require the Company to indemnify the purchaser for losses or to repurchase the loans. The Company considers this practice to be customary and standard within typical mortgage sales and servicing contracts. During 2016 and 2015, the Company was required to repurchase certain loans. Although the Company regularly faces potential indemnification and repurchase obligations with respect to mortgage loans sold, it has not historically incurred material indemnification losses. The Company has a reserve for indemnification and repurchase obligations. As of December 31, 2016 and 2015, the reserve was approximately $107,000 and $130,000, respectively.

(14)	Derivative Financial Instruments

Mortgage Related Derivatives

For the years ended December 31, 2016 and 2015, there were gross losses of $2.3 million and $207,000, respectively, recorded in mortgage origination and other related fees, on derivative contracts due to net pair offs paid/received in relation to interest rate hedges on the locked pipeline and mortgages held for sale. The offsetting gain/losses on loan sales are recorded in loan origination and premium income. In a typical economic hedge, there is an inverse effect on how these items relate. In a market where interest rates are decreasing, the Company pairs out of the hedge commitment, pays the pair out fee and realizes the gain concurrent with entering into a sale commitment with an investor. The investors pay a premium for loans locked at a higher interest rate in markets where interest rates are falling. The opposite is true in a rising rate market, as interest rates increase in the value of a related hedge may be a receivable and the gain on the actual loan sale to the end investor will be reduced. As of December 31, 2016 and 2015, the pair off receivable was approximately $1.8 million and $79,000, respectively.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(14)	Derivative Financial Instruments, continued

Interest Rate Swaps

In 2009, the Company entered into interest rate swap contracts to convert floating rate trust-preferred securities to fixed rate securities. The Company’s objective was to mitigate the variability associated with the floating rate interest payment. At December 31, 2010, the Company had entered into three interest rate swap contracts with a notional amount of $13.0 million. The effective date of the interest rate swaps was December 15, 2009. These contracts were classified as a hedge of an exposure due to changes in the benchmark interest rates (LIBOR) and resulting changes in the cash flows of a recognized liability (“cash flow hedge”). As a cash flow hedge, the portion of the change in the fair value of the derivative that has been deemed highly effective is recognized in other comprehensive income until the related cash flows from the hedged item are recognized in earnings.

After consideration of the interest rate environment and other key factors, management decided to terminate these swaps effective June 30, 2011. The fair value at the time of termination is included as a component of other comprehensive income and is being amortized to operations over the remaining original hedge term. At December 31, 2016 and 2015, the unamortized component in other comprehensive income, net of tax, was approximately $129,000 and $154,000, respectively.

(15)	Income Taxes

The components of income tax (benefit) expense for the year ended December 31, 2016 and 2015 are as follows (in thousands):

	2016	2015
Current	$438	235
Deferred	(1,028)	6,219
Change in valuation allowance	158	—

Total income tax (benefit) expense	$(432)	6,454

The primary differences between the income tax expense (benefit) and the amount computed by applying the statutory Federal income tax rate (35%) to income before income taxes are as follows (in thousands):

	2016	2015
Pretax income at statutory rates	$130	6,033
Add (deduct):
State tax expense (benefit), net of tax effect	(43)	757
State tax credit, net of tax effect	(255)	(255)
Bank owned life insurance earnings	(250)	(259)
Tax-exempt interest revenue	(29)	(45)
Increase in valuation allowance related to state tax credits	158	—
Other	(143)	223

Total income tax (benefit) expense	$(432)	6,454

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(15)	Income Taxes, continued

The following summarizes the components of our deferred tax assets and liabilities (in thousands):

	2016	2015
Deferred tax assets:
Allowance for loan losses	$14,448	16,544
Net operating loss carryforwards	13,845	13,012
Section 382 limitation carryforward	87	1,025
Other real estate owned	345	384
Accrued SERP and SAR benefits	1,157	1,120
Charitable contributions carryforward	1,650	1,102
Unrealized loss on swap termination	82	98
Premises and equipment	845	288
Unrealized loss on securities available for sale	428	—
Nonaccrual loans	3,499	2,523
Alternative minimum tax credit	352	—
Accrued salaries	1,030	688
Deferred loan fees	1,208	1,185
State tax credit carryforwards	1,030	775
Other	219	100

Total gross deferred tax assets	40,225	38,844
Less valuation allowance	(917)	(759)

Total deferred tax assets	39,308	38,085

Deferred tax liabilities:
Unrealized gains on securities available for sale	—	109
Partnership income	639	698

Total deferred tax liabilities	639	807

Net deferred tax asset	$38,669	37,278

At December 31, 2016 and 2015, the Company had net operating loss carryforwards of approximately $35.3 million and $34.4 million, respectively, for Federal and state that will begin to expire in 2031 unless previously utilized. Additionally, at December 31, 2016, the 2013 through 2015 tax years were open to examination, though no examinations are currently in process.

The future tax consequences of the difference between financial reporting and tax basis of the Company’s assets and liabilities resulted in a net deferred tax asset. Management performed a thorough analysis of the Company’s deferred tax position considering tax planning strategies and projected future earnings. A valuation allowance was established for a portion of the net deferred tax, due to the probable limitations in the future deductibility of certain state tax credits. Based on this analysis, management believes that it is more likely than not that the remaining deferred tax asset will be utilized.

(16)	Regulatory Matters

The Company and Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary action by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy rules and the regulatory framework for

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(16)	Regulatory Matters, continued

prompt corrective action, as revised by the Basel III Capital Rules effective as of January 1, 2015, the Company and Bank must meet specific capital thresholds that involve quantitative measures of capital, assets, and certain off-balance sheet items as calculated under regulatory rules. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Quantitative measures (as defined) established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total capital, Tier 1 capital, and common equity Tier 1 capital (“CET 1”) to risk-weighted assets, and of Tier 1 capital to average assets, the Tier 1 leverage ratio.

Effective January 1, 2015, the Basel III Capital Rules revised the framework for prompt corrective action by (1) introducing a CET 1 ratio requirement at each level (other than critically undercapitalized), with the required CET 1 ratio being 6.5% for well capitalized status; (2) increasing the minimum Tier 1 capital ratio requirement for each category (other than critically undercapitalized), with the minimum Tier 1 capital ratio for well capitalized status being 8% (as compared to the prior 6%); and (3) eliminating the current provision that provides that a bank with a composite supervisory rating of 1 may have a 3% leverage ratio and still be adequately capitalized.

As of December 31, 2016, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum guideline ratios as set forth in the table below. There are no conditions or events since December 31, 2016 that management believes have changed the Bank’s category. The regulatory designation of “well capitalized” under prompt corrective action regulations is not applicable to the Company (a bank holding company).

The Company’s and the Bank’s actual capital amounts and ratios are presented below (dollars in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2016:
Total Capital to Risk-Weighted Assets Consolidated	$234,843	12.41%	$151,348	8.00%	N/A	N/A
Bank	$229,526	12.13%	$151,394	8.00%	$189,252	10.00%
Tier 1 Capital to Risk-Weighted Assets Consolidated	$184,753	9.77%	$113,511	6.00%	N/A	N/A
Bank	$209,436	11.07%	$113,545	6.00%	$151,394	8.00%
Common Equity Tier 1 Capital to Risk-Weighted Assets Consolidated	$167,239	8.84%	$85,133	4.50%	N/A	N/A
Bank	$209,436	11.07%	$85,159	4.50%	$123,007	6.50%
Tier 1 Capital to Average Assets Consolidated	$184,753	7.65%	$96,666	4.00%	N/A	N/A
Bank	$209,436	8.66%	$96,740	4.00%	$120,920	5.00%

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(16)	Regulatory Matters, continued

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2015:
Total Capital to Risk-Weighted Assets Consolidated	$236,842	12.47%	$151,964	8.00%	N/A	N/A
Bank	$228,325	12.02%	$151,950	8.00%	$189,938	10.00%
Tier 1 Capital to Risk-Weighted Assets Consolidated	$184,671	9.72%	$113,973	6.00%	N/A	N/A
Bank	$206,154	10.85%	$113,963	6.00%	$151,950	8.00%
Common Equity Tier 1 Capital to Risk-Weighted Assets Consolidated	$170,046	8.95%	$85,480	4.50%	N/A	N/A
Bank	$206,154	10.85%	$85,472	4.50%	$123,460	6.50%
Tier 1 Capital to Average Assets Consolidated	$184,671	8.42%	$87,727	4.00%	N/A	N/A
Bank	$206,154	9.40%	$87,732	4.00%	$109,665	5.00%

On August 2, 2010, the Company and Bank entered into a Written Agreement (the “Agreement”) with the FRB and the GDBF. Contained in the Agreement were various reporting requirements by management and the Board of Directors. In addition, the Agreement requires that the Company and the Bank achieve and maintain capital levels in accordance with an approved capital plan. Additional requirements, include, but are not limited to, reducing the level of classified assets, limiting the use of brokered deposits without prior approval, reducing concentrations of credit, prohibition of paying dividends, incurring additional debt and maintaining an adequate allowance for loan losses.

At December 31, 2016, management believes that the Company and the Bank were substantially in compliance with requirements of the Agreement. Failure to comply with the provisions of the Agreement could expose the Company and the Bank to further regulatory oversight.

(17)	Fair Value

Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, the ASC Topic 820, Fair Value Measurements and Disclosures establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are utilized in the determination of fair value for instruments classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs for instruments classified within Level 3 of the hierarchy).

Fair Value Hierarchy

Level 1	—	Valuation is based upon quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2	—	Valuation is based upon quoted prices for similar assets or liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(17)	Fair Value, continued

Fair Value Hierarchy continued

Level 3	—	Valuation is generated from model-based techniques that use at least one significant assumption based on unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances in which the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following methods and assumptions were used by the Company in estimating the fair value of its significant financial instruments and other accounts recorded or disclosed based on their fair value:

Cash and Cash Equivalents

For cash, due from banks, interest-bearing deposits in banks and federal funds sold, the carrying amount approximates fair value.

Securities

Securities available for sale are recorded at fair value on a recurring basis. Securities held to maturity are recorded at amortized cost. For securities available for sale, as well as securities held to maturity, the fair value is determined by various valuation methodologies. Where quoted market prices are available in active markets, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Level 2 securities include certain U.S. agency bonds, collateralized mortgage and debt obligations, and certain municipal securities. The Level 2 fair value pricing is provided by an independent third party and is based upon similar securities in an active market.

Other Investments

FHLB and FRB stock is included in other investment securities at its original cost basis, as cost approximates fair value and there is no ready market for such investments.

Derivatives

Mortgage loan forward sale contracts are recorded at fair value as determined by an independent valuation firm that specializes in valuing mortgage related derivatives based on observable market assumptions with appropriate valuation adjustments for liquidity and credit risk for similar assets. The fair value of interest rate lock commitments classified as derivatives is based on interest rates observable in the market as well as the Company’s “pull-through” rate.

Mortgage Loans Held for Sale

Mortgage loans held for sale subject to a sales commitment are carried at the lower of aggregate cost or fair value. Mortgage loans held-for-sale not subject to a sales commitment are carried at fair value. The fair value of the loans sold on a mandatory basis is based on the current delivery prices in the secondary mortgage market as determined by an independent valuation firm that specializes in valuing mortgage loans. The fair value of the loans that will be sold on a best effort basis is based on historical sales of similar product loan pools and is calculated internally and evaluated monthly.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(17)	Fair Value, continued

Other Loans Held for Sale

The Company’s other loans held for sale generally includes certain commercial loans. Loans are initially classified as held for sale when they are individually identified as being available for immediate sale and a formal plan exists to sell them. Other loans held for sale are recorded at the lower of cost or fair value. At December 31, 2016, other loans held for sale consisted of commercial loans that were valued in a similar manner as described above for loans. The majority of the other loans held for sale were committed to sell at par value, and the remaining portion of the other loans held for sale were based on discounted collateral value, thus the carrying amount approximates the fair value.

Loans

The carrying amount of variable-rate loans that reprice frequently and have no significant change in credit risk approximates fair value. The fair value of fixed-rate loans is estimated based on discounted contractual cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The fair value of impaired loans is estimated based on discounted contractual cash flows or underlying collateral values, where applicable. A loan is determined to be impaired if the Company believes it is probable that all principal and interest amounts due according to the terms of the note will not be collected as scheduled. The fair value of impaired loans is determined in accordance with generally accepted accounting principles and generally results in a specific reserve established through a charge to the provision for loan losses. Losses on impaired loans are charged to the allowance when management believes the uncollectability of a loan is confirmed. Management classifies all impaired loans carried at fair value as Level 3, since their valuations are based on either discounted cash flows or on underlying collateral values, as determined by appraisals, which are based in part on observable inputs, but which are not themselves observable inputs.

Other Real Estate Owned

The fair value of other real estate owned (“OREO”) is determined using certified appraisals that assign value to the property at its highest and best uses by applying traditional valuation methods common to the industry. The Company does not hold any OREO for profit purposes and all OREO is actively marketed for sale. In most cases, management has determined that additional valuation adjustments may be appropriate to reflect other market factors that may not be captured in the appraisal. Accordingly, appraisals as adjusted are not based on observable inputs, and management has determined that OREO should be classified as Level 3.

Cash Surrender Value of Life Insurance Policies

The carrying value of these assets approximates fair value.

Mortgage Servicing Rights

Mortgage servicing rights are initially recorded at discounted estimated future cash flows and are then amortized over the assets expected life. Fair value is determined by an independent valuation firm that specializes in valuing mortgage servicing rights and is based on a variety of factors such as prepayment assumptions, spreads, delinquency rates, contractually specified servicing fees and costs for similar assets.

Deposits

The carrying amount of demand deposits, savings deposits and variable-rate certificates of deposits approximates fair value. The fair value of fixed-rate certificates of deposits is estimated based on discounted contractual cash flows using interest rates currently being offered for certificates of similar maturities.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(17)	Fair Value, continued

Short-term Borrowings

The carrying amount of short-term borrowings approximates fair value.

Federal Home Loan Bank Advances

The carrying amount of variable rate advances approximates fair value. The fair value of fixed rate advances is estimated based on discounted contractual cash flows using the current incremental borrowing rates for similar type borrowing arrangements.

Junior Subordinated Debentures

The carrying amount of the Company’s variable rate trust preferred securities approximates fair value.

Commitments to Extend Credit

Commitments to extend credit and standby letters of credit are generally short-term and made using variable rates. The estimated fair value of these instruments is immaterial.

Subordinated Notes

The carrying amount of the Company’s subordinated fixed rate notes are estimated based on discounted contractual cash flows using the current incremental borrowings rates for similar type borrowing arrangements.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The table below presents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2016 and 2015, aggregated by the level in the fair value hierarchy within which those measurements fall (in thousands).

	Level 1	Level 2	Level 3	Total
December 31, 2016:
Securities available for sale:
U.S. Government sponsored enterprises	$—	5,430	—	5,430
State and political subdivisions	—	5,449	—	5,449
Residential mortgage-backed securities	20,254	67,175	—	87,429
Collateralized mortgage obligations	—	19,658	—	19,658
Commercial mortgage-backed securities	—	25,589	—	25,589
Corporate debt securities	2,925	2,333	—	5,258
Mortgage loans held for sale	—	50,063	—	50,063
Derivative asset	—	1,427	—	1,427
Derivative liability	—	—	—	—
December 31, 2015:
Securities available for sale:
U.S. Government sponsored enterprises	$2,981	16,932	—	19,913
State and political subdivisions	—	5,512	—	5,512
Residential mortgage-backed securities	5,172	60,823	—	65,995
Collateralized mortgage obligations	—	41,054	—	41,054
Commercial mortgage-backed securities	14,204	—	—	14,204
Corporate debt securities	—	1,025	—	1,025
Mortgage loans held for sale	—	53,849	—	53,849
Derivative asset	—	2,016	—	2,016
Derivative liability	—	16	—	16

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(17)	Fair Value, continued

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The table below presents the Company’s assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2016 and 2015, aggregated by the level in the fair value hierarchy within which those measurements fall (in thousands).

	Level 1	Level 2	Level 3	Total
December 31, 2016:
Impaired loans	$—	—	25,622	25,622
Other real estate owned	—	—	13,554	13,554

Total	$—	—	39,176	39,176

December 31, 2015:
Impaired loans	$—	—	34,374	34,374
Other real estate owned	—	—	14,828	14,828

Total	$—	—	49,202	49,202

The carrying amount and estimated fair value of the Company’s financial instruments at December 31, 2016 and 2015, not shown elsewhere in these financial statements are as follows (in thousands):

	2016		2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Securities held to maturity	$42,377	42,110	8,030	8,288
Mortgage loans held for sale	$31,826	32,455	37,012	38,245
Other loans held for sale	$79,601	79,601	—	—
Loans, net	$1,615,730	1,581,316	1,757,476	1,723,520
Mortgage servicing rights	$307,407	479,138	156,816	228,301
Cash surrender value of life insurance policies	$27,790	27,790	26,830	26,830
Liabilities:
Deposits	$2,093,281	2,097,653	1,856,553	1,860,591
Short-term borrowings	$39,587	39,587	49,671	49,671
Federal Home Loan Bank advances	$10,000	10,073	85,000	85,017
Junior subordinated debentures	$23,713	23,713	23,713	23,713
Subordinated notes	$30,000	30,641	30,000	30,738

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(18)	Condensed Financial Statements of Brand Group Holdings, Inc. (Parent Only)

Balance Sheets

December 31, 2016 and 2015

(in thousands)

	2016	2015
Assets
Cash	$5,819	8,259
Investment in subsidiary	219,389	216,832
Loans, net	1,064	1,073
Other investments	713	713
Life insurance policies	—	1,032
Other assets	6,370	4,522

Total assets	$233,355	232,431

Liabilities and Shareholders’ Equity
Junior subordinated debentures	$23,713	23,713
Subordinated notes	30,000	30,000
Other liabilities	95	74

Total liabilities	53,808	53,787
Shareholders’ equity	179,547	178,644

Total liabilities and shareholders’ equity	$233,355	232,431

Statements of Earnings

For the Years Ended December 31, 2016 and 2015

(in thousands)

	2016	2015
Revenues:
Dividend	$24	129
Interest	40	37

Total revenues	64	166

Expense:
Interest	3,394	3,390
Salaries and employee benefits	51	51
Other expense	666	525

Total expenses	4,111	3,966

Loss before income tax benefit and equity in undistributed income of subsidiary	(4,047)	(3,800)
Income tax benefit	1,449	1,389

Loss before equity in undistributed income of subsidiary	(2,598)	(2,411)
Equity in undistributed income of subsidiary	3,402	13,194

Net income	$804	10,783

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(18)	Condensed Financial Statements of Brand Group Holdings, Inc. (Parent Only), continued

Statements of Cash Flows

For the Years Ended December 31, 2016 and 2015

(in thousands)

	2016	2015
Operating activities:
Net income	$804	10,783
Adjustments to reconcile net income to net cash used in operating activities:
Equity in undistributed income of subsidiary	(3,402)	(13,194)
Stock-based compensation	567	(230)
Discount on employee stock purchase plan	20	13
Increase in cash surrender value of life insurance	—	(176)
Change in assets and liabilities:
Other assets	(1,596)	(768)
Other liabilities	(6)	(3,259)

Net cash used in operating activities	(3,613)	(6,831)

Investing activities:
Net changes in loans	9	5
Loans sold to subsidiary	1,032	735

Net cash used in investing activities	1,041	740

Financing activities:
Proceeds from issuance of common stock	132	70

Net cash provided by financing activities	132	70

Net change in cash	(2,440)	(6,021)
Cash at beginning of year	8,259	14,280

Cash at end of year	$5,819	8,259

(19)	Subsequent Events

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through March 31, 2017, the date on which the financial statements were available to be issued.

ANNEX F

BRAND GROUP

HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2015 and 2014

(with Independent Auditor’s Report thereon)

Annex F

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Shareholders

Brand Group Holdings, Inc.

Lawrenceville, Georgia

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Brand Group Holdings, Inc. and its subsidiaries which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brand Group Holdings, Inc. and its subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

We also have examined in accordance with attestation standards established by the American Institute of Certified Public Accountants, the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013 and our report dated March 30, 2016 expressed an unqualified opinion.

Atlanta, Georgia

March 30, 2016

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2015 and 2014

	2015	2014
	(dollars in thousands)
Assets
Cash and due from banks	$13,299	21,090
Interest-bearing deposits in banks	88,380	32,818

Cash and cash equivalents	101,679	53,908
Securities available for sale	147,703	123,509
Securities held to maturity (estimated fair value of $8,288 and $9,931, respectively)	8,030	9,559
Other investments	12,000	12,278
Mortgage loans held for sale	89,093	61,437
Other loans held for sale, net	—	654
Loans, net of unearned income	1,779,647	1,514,770
Allowance for loan losses	(22,171)	(21,609)

Loans, net	1,757,476	1,493,161
Premises and equipment, net	21,660	22,143
Cash surrender value of life insurance policies	26,830	25,594
Other real estate owned	14,828	7,440
Accrued interest receivable	7,147	6,232
Deferred tax asset	37,278	43,030
DN Capital, LLC equity investments	3,301	3,564
Other assets	13,270	9,686

Total assets	$2,240,295	1,872,195

Liabilities and Shareholders’ Equity
Deposits:
Noninterest-bearing	$257,145	179,990
Interest-bearing	1,599,408	1,352,845

Total deposits	1,856,553	1,532,835
Short-term borrowings	49,761	5,000
Federal Home Loan Bank advances	85,000	90,000
Junior subordinated debentures	23,713	23,713
Subordinated notes	30,000	30,000
Accrued expenses and other liabilities	16,624	21,908

Total liabilities	2,061,651	1,703,456

Shareholders’ equity:
Preferred stock 2,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, no par value, 10,000,000 shares authorized; 290,994 and 290,845 issued and outstanding	174,275	174,422
Retained earnings (accumulated deficit)	4,351	(6,432)
Accumulated other comprehensive income	18	749

Total shareholders’ equity	178,644	168,739

Total liabilities and shareholders’ equity	$2,240,295	1,872,195

See accompanying notes to consolidated financial statements.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Earnings

For the Years Ended December 31, 2015 and 2014

	2015	2014
	(in thousands)
Interest revenue:
Loans, including fees	$82,510	71,538
Investment securities:
Taxable	3,063	3,363
Tax-exempt	130	156
Federal funds sold, deposits in banks and other investments	806	574

Total interest revenue	86,509	75,631

Interest expense:
Deposits	10,879	9,198
Federal funds purchased, repurchase agreements and other short-term borrowings	758	15
Federal Home Loan Bank advances	271	189
Subordinated notes	2,580	1,311
Junior subordinated debentures	811	800

Total interest expense	15,299	11,513

Net interest revenue	71,210	64,118
Provision for loan losses	4,500	6,500

Net interest revenue after provision for loan losses	66,710	57,618

Noninterest revenue:
Service charges and fees	3,697	3,436
Mortgage origination and other related fees	39,278	25,819
Loss in DN Capital, LLC subsidiaries	(73)	(334)
Other	2,424	3,214

Total noninterest revenue	45,326	32,135

Operating expenses:
Salaries and employee benefits	58,881	48,904
Occupancy	6,559	6,390
Communications and equipment	5,749	4,998
Professional fees	4,647	3,885
FDIC assessment and other regulatory charges	1,915	2,703
Gains on other loans held for sale, net	(55)	(63)
Gains on sales and writedowns of other real estate owned, net	(134)	(763)
Postage, printing and supplies	1,115	937
Advertising and public relations	4,047	1,551
Other real estate expense	485	257
Loan collection expense	4,765	4,859
Other	6,825	4,887

Total other operating expenses	94,799	78,545

Income before income tax expense	17,237	11,208
Income tax expense	6,454	3,821

Net income	$10,783	7,387

See accompanying notes to consolidated financial statements.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2015 and 2014

	2015	2014
	(in thousands)
Net income	$10,783	7,387

Other comprehensive income (loss):
Unrealized holding (losses) gains on securities available for sale	(1,241)	2,134
Amortization of losses (gains) on derivative financial instruments qualifying as cash flow hedges	43	(124)

Total other comprehensive (loss) income before income taxes	(1,198)	2,010

Income tax benefit (expense) related to other comprehensive income:
Unrealized holding losses (gains) on securities available for sale	483	(833)
Amortization of (losses) gains on derivative financial instruments qualifying as cash flow hedges	(16)	47

Total income tax benefit (expense) related to other comprehensive income	467	(786)

Total other comprehensive (loss) income, net of tax	(731)	1,224

Total comprehensive income	$10,052	8,611

See accompanying notes to consolidated financial statements.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2015 and 2014

(dollars in thousands)

	Common Shares	Common Stock	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2013	290,845	$173,798	(13,819)	(475)	159,504
Stock option expense	—	67	—	—	67
Restricted stock expense	—	557	—	—	557
Net income	—	—	7,387	—	7,387
Change in accumulated other comprehensive income, net of tax	—	—	—	1,224	1,224

Balance, December 31, 2014	290,845	174,422	(6,432)	749	168,739
Stock option expense	—	67	—	—	67
Restricted stock expense	23	228	—	—	228
Reversal of restricted stock expense	—	(525)	—	—	(525)
Employee stock purchase plan	126	83	—	—	83
Net income	—	—	10,783	—	10,783
Change in accumulated other comprehensive income, net of tax	—	—	—	(731)	(731)

Balance, December 31, 2015	290,994	$174,275	4,351	18	178,644

See accompanying notes to consolidated financial statements.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2015 and 2014

	2015	2014
	(in thousands)
Cash flows from operating activities:
Net income	$10,783	7,387
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and accretion	3,199	3,074
Provision for loan losses	4,500	6,500
Deferred income tax expense	6,219	3,821
Loss (gain) on sale and disposal of premises and equipment	10	(266)
Proceeds from sales of mortgage loans held for sale	991,921	735,798
Originations of mortgage loans held for sale	(1,019,577)	(730,941)
Gain on sale of loans	(465)	(1,392)
Gain on sale of other loans held for sale, net	(55)	(63)
Gain on sale of other real estate owned	(209)	(1,026)
Writedowns of other real estate owned	75	263
Equity in loss of DN Capital, LLC subsidiaries	73	334
Stock-based compensation	(230)	624
Discount on employee stock purchase plan	13	—
Increase in cash surrender value of life insurance	(1,236)	(1,135)
Change in assets and liabilities:
Other assets and accrued interest receivable	(4,427)	(2,251)
Accrued expenses and other liabilities	(5,284)	1,008

Net cash provided by (used in) operating activities	(14,690)	21,735

Cash flows from investing activities:
Proceeds from maturities and calls of securities available for sale	38,722	29,794
Purchases of securities available for sale	(64,968)	(12,794)
Proceeds from maturities and calls of securities held to maturity	1,515	1,121
Purchases of other investments	(24,460)	(21,372)
Proceeds from sale of other investments	24,738	19,388
Net change in loans	(359,264)	(398,132)
Proceeds from sales of loans, net	79,580	190,462
Payments received from other loans held for sale	85	—
Proceeds from sales of loans held for sale	822	3,731
Capital contributed to DN Capital, LLC subsidiaries	—	(350)
Distributions from DN Capital, LLC subsidiaries	190	50
Proceeds from property insurance claim on fixed assets	—	1,399
Proceeds from sales of other real estate owned	3,882	3,747
Capitalized improvements on other real estate owned	—	(199)
Purchases of premises and equipment	(2,019)	(1,976)
Proceeds from sale of premises and equipment	89	17

Net cash used in investing activities	(301,088)	(185,114)

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, continued

For the Years Ended December 31, 2015 and 2014

	2015	2014
	(in thousands)
Cash flows from financing activities:
Net change in deposits	$323,718	134,212
Net change in short-term borrowings	44,761	(25,000)
Proceeds from new FHLB advances	860,000	622,000
Repayments of FHLB advances	(865,000)	(592,000)
Proceeds from issuance of common stock	70	—
Proceeds from issuance of subordinated notes	—	30,000

Net cash provided by financing activities	363,549	169,212

Net change in cash and due from banks	$47,771	5,833
Cash and due from banks at beginning of year	53,908	48,075

Cash and due from banks at end of year	$101,679	53,908

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$18,645	10,688
Cash paid during the year for income taxes	$235	—
Noncash investing and financing activities:
Change in net unrealized gains on securities available for sale, net of tax	$(758)	1,301
Change in unrealized net losses (gains) on derivatives, net of tax	$27	(77)
Transfer of loans to other real estate	$11,758	7,274
Financed sales of other real estate	$622	2,140

See accompanying notes to consolidated financial statements.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Summary of Significant Accounting Policies

Organization

Brand Group Holdings, Inc. (“Brand” or the “Company”) received regulatory approval to operate as a bank holding company on June 1, 2004. Brand is primarily regulated by the Board of Governors of the Federal Reserve System (the “FRB”), and serves as the one-bank holding company for The Brand Banking Company (the “Bank”).

The Bank commenced operations in 1905 upon receipt of its banking charter from the Georgia Department of Banking and Finance (the “GDBF”). The Bank is primarily regulated by the GDBF and the FRB. The Bank, whose main office is in Lawrenceville, Georgia, provides a full range of commercial and consumer banking services primarily in Gwinnett, Fulton, Cobb and Forsyth counties in Georgia.

Brand Mortgage Group, LLC (“Brand Mortgage”) is a wholly owned subsidiary of the Bank and began operations in 2006 to engage in the business of originating and brokering residential mortgages.

GardenBrand, LLC is a wholly owned subsidiary of the Bank that began operations in 2008 in order to purchase and manage a future branch location in metro Atlanta.

DN Capital, LLC is a wholly owned subsidiary of the Bank that began operations in 2009 to participate with other entities in purchasing loan pools at significant discounts.

Principles of Consolidation

The consolidated financial statements include the financial statements of Brand and its wholly owned subsidiary, the Bank, along with the Bank’s wholly owned subsidiaries, Brand Mortgage, GardenBrand, LLC, and DN Capital, LLC (collectively called the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting principles followed by the Company, and the methods of applying these principles conform with accounting principles generally accepted in the United State of America (“GAAP”) and with general practices in the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from these estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, valuation of other real estate owned and valuation of deferred taxes.

Impaired loans and other real estate properties are carried at fair value, the determination of which requires significant assumptions, estimates and judgments. Fair values for other real estate properties and impaired loans collateralized by real estate are principally based on independent appraised values. Fair value is defined by GAAP as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. GAAP further defines an orderly transaction as a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets. An orderly transaction is not a forced transaction like a forced liquidation or distressed sale. Recently, in the Bank’s markets there have been very few transactions in the type of assets that represent the vast majority of the Bank’s impaired loans and foreclosed properties, which reflect orderly transactions as so defined. Instead, many transactions in comparable assets have been distressed sales. Accordingly, the determination of fair value in the current

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(1)	Summary of Significant Accounting Policies, continued

Basis of Presentation, continued

environment is difficult and more subjective than it would be in a stable, fully functional real estate environment. Although management believes its processes for determining the value of these assets are appropriate and allow the Bank to arrive at a fair value under accounting standards, the value of such assets at the time they are revalued or divested may be significantly different from management’s determination of fair value.

Cash and Cash Equivalents

Cash equivalents include amounts due from banks, interest-bearing deposits in banks and federal funds sold. Federal funds are generally sold for one-day periods and interest-bearing deposits in banks are available on demand. A portion of the cash on hand and on deposit with the Federal Reserve Bank (“FRB”) was required to meet regulatory reserve requirements. At December 31, 2015 and 2014, the Bank’s regulatory requirement was approximately $1.4 million and $979,000, respectively, with the Federal Reserve Bank.

Investment Securities

The Company classifies its investment securities as held to maturity or available for sale. Held to maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All other securities are classified as available for sale.

Held to maturity securities are recorded at cost, adjusted for amortization or accretion of premiums or discounts. Available for sale securities are recorded at fair value with unrealized holding gains and losses, net of the related tax effect, excluded from operations and reported in other comprehensive income as a separate component of shareholders’ equity until realized.

Management evaluates investment securities for other than temporary impairment on a quarterly basis. A decline in the fair value of securities below cost that is deemed other than temporary is charged to earnings for the decline in value deemed to be credit-related and a new cost basis for the security is established. The decline in value attributed to non-credit-related factors is recognized in other comprehensive income. Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities are included in operations and derived using the specific identification method for determining the cost of the securities sold.

Other Investments

Other investments include equity securities with limited transferability and no readily determinable fair value. Federal Home Loan Bank (“FHLB”) and FRB stock are included in other investments at their original cost basis.

DN Capital, LLC Equity Investments

DN Capital, LLC, holds minority, non-controlling interests in several limited liability companies (“LLCs”), which in turn own loans purchased through Debt X or similar markets. The investments in the LLCs are accounted for under the equity method because each underlying subsidiary has a controlling, single third-party majority owner.

Mortgage Loans Held for Sale

Mortgage loans held for sale are carried at the lower of aggregate cost or market value. Fair value is determined by outstanding commitments from investors for committed loans and on the basis of current

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(1)	Summary of Significant Accounting Policies, continued

Mortgage Loans Held for Sale, continued

delivery prices in the secondary mortgage market for uncommitted loans. The amount by which cost exceeds market value is accounted for as a valuation allowance. Changes in the valuation allowance are included in the determination of net earnings for the period in which the change occurs. No market valuation allowances were required at December 31, 2015 and 2014 since those loans have market values that approximated the recorded basis.

Other Loans Held for Sale

In some cases, management may elect to sell certain loans that were originally classified as held for investment. In these cases, loans that have been identified to be sold are transferred from loans held for investment to other loans held for sale. At the time of transfer, the loans are adjusted to the lower of cost or market value. The amount by which cost exceeds market value at the time of transfer is recorded as a charge off. Subsequent to the initial transfer of the loans to held for sale, additional fair value adjustments are recorded as a valuation allowance with the offset included in the determination of net earnings for the period in which the change occurs. At December 31, 2015 and 2014, the discounted carrying value of the loans that had not been sold was approximately $0 and $654,000, respectively.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported at the principal amount outstanding, net of charge offs and net of any deferred loan fees and costs. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loan origination fees and certain direct origination costs are capitalized and amortized over the life of the related loan.

Impaired loans, in relationships exceeding $100,000, are measured based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, at the loan’s observable market price, or the fair value of the collateral, if the loan is collateral dependent. Impaired loans in relationships less than $100,000 are collectively evaluated. A loan is impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan will not be collected.

Accrual of interest is discontinued on a loan when management believes, after considering economic conditions and collection efforts, that the borrower’s financial condition is such that collection of interest is doubtful. Interest previously accrued but not collected is reversed against current period earnings.

Allowance for Loan Losses

The allowance for loan losses reflects management’s assessment of the risks associated with extending credit and its evaluation of the quality of the loan portfolio. The Bank periodically analyzes the loan portfolio in an effort to review asset quality and to establish an allowance for loan losses that management believes will be adequate in light of anticipated risks and loan losses. In assessing the adequacy of the allowance, size, quality and risk of loans in the portfolio are reviewed. Other factors considered are:

•	the Bank’s loan loss experience;

•	the amount of past due and non-performing loans;

•	specific known risks;

•	the status and amount of other past due and non-performing assets;

•	underlying estimated values of collateral securing loans;

•	current and anticipated economic conditions; and,

•	other factors which management believes affect the allowance for potential credit losses.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(1)	Summary of Significant Accounting Policies, continued

Allowance for Loan Losses, continued

The allowance for loan losses is comprised of three components: specific reserves, general reserves and unallocated reserves. After a loan has been identified as impaired, management measures impairment based on the present value of expected future cash flows or the fair value of the collateral, if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the amount of the impairment is recorded as a specific reserve. These specific reserves are determined on an individual loan basis based on management’s current evaluation of the Bank’s loss exposure for each credit. Loans for which specific reserves are provided are excluded from the general allowance calculations described below.

The general allowance reflects reserves established under GAAP for collective loan impairment. These reserves are based upon historical net charge-offs using the last two years’ experience. This charge-off experience may be adjusted to reflect the effects of current conditions. The Bank considers information derived from its loan risk ratings and external data related to industry and general economic trends in establishing reserves.

The unallocated allowance is determined through management’s assessment of probable losses that are in the portfolio but are not adequately captured by the other two components of the allowance, including consideration of current economic and business conditions and regulatory requirements. The unallocated allowance also reflects management’s acknowledgement of the imprecision and subjectivity that underlie the modeling of credit risk. Due to the subjectivity involved in determining the overall allowance, including the unallocated portion, this unallocated portion may fluctuate from period to period based on management’s evaluation of the factors affecting the assumptions used in calculating the allowance.

Management considers the allowance for loan losses adequate to cover the estimated losses inherent in the Bank’s loan portfolio as of the date of the financial statements. Management believes it has established the allowance in accordance with GAAP and in consideration of the current economic environment. Although management uses the best information available to make evaluations, significant further additions to the allowance may be necessary based on changes in economic and other conditions, thus adversely affecting the operating results of the Company.

There were no significant changes in the estimation methods or fundamental assumptions used in the evaluation of the allowance for loan losses for the year ended December 31, 2015, as compared to the year ended December 31, 2014. Such revisions, estimates and assumptions are made in any period in which the supporting factors indicate that loss levels may vary from the previous estimates.

Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Such agencies may require adjustments to the allowance based on their judgments of information available to them at the time of their examinations. Also, an independent loan review process further assists with evaluating credit quality and assessing potential performance issues.

Loan Commitments and Related Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit that are issued to meet customer financing needs. The face amount for these items represents the exposure to loss before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(1)	Summary of Significant Accounting Policies, continued

Premises and Equipment

Premises and equipment are recorded at cost less accumulated depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the related assets. When assets are retired or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in earnings for the period. The cost of maintenance and repairs that do not improve or extend the useful life of the respective asset is charged to earnings as incurred whereas significant renewals and improvements are capitalized. The range of estimated useful lives for buildings and improvements is 15 to 40 years and 3 to 10 years for furniture and equipment.

Other Real Estate Owned

Other real estate owned includes all real property received in full or partial satisfaction of a loan. Other real estate owned is recorded at fair value less estimated selling costs at the time of foreclosure. Fair values at foreclosure are based on independent appraisals. Any writedown at the time of foreclosure is charged to the allowance for loan losses. Costs of improvements are capitalized, whereas costs relating to holding other real estate and subsequent adjustments to the value are expensed.

Transfers of Financial Assets

A transfer of financial assets is accounted for as a sale if the transferee is not an entity that the Bank must consolidate and if the Bank does not have any forms of continuing involvement, rights or obligations with the transferred financial assets. If the Bank does have a form of continuing involvement, rights or obligations with the transferred financial assets, the transfer is accounted for as a sale when, (1) the assets have been isolated from the Bank – put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Bank Owned Life Insurance

The Company has purchased life insurance policies on certain key executives and members of management. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value or return of premiums, depending on the contract, adjusted for other changes or other amounts due that are probable at settlement.

Mortgage Banking Derivatives

The Company has two types of instruments that meet the criteria of a derivative: (1) interest rate lock commitments and (2) forward sale commitments. The Company formally documents the relationship between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedging transactions. The primary market risk facing the Company is interest rate risk related to its locked pipeline. The locked pipeline is comprised of interest rate lock commitments issued on residential mortgage loans held for sale. In order to mitigate the risk that a change in interest rates will result in a decline in the value of the Company’s locked pipeline, the Company enters into hedging transactions. The locked pipeline is hedged with forward sales commitments that generally correspond with the composition of the locked pipeline. Due to the variability of closings in the locked pipeline, which is driven primarily by interest rates, the Company’s hedging policies require that a percentage of the locked pipeline be hedged with these types of derivative instruments. The Company is generally not exposed to significant

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(1)	Summary of Significant Accounting Policies, continued

Mortgage Banking Derivatives, continued

losses, nor will it realize significant gains, related to its locked pipeline, due to changes in interest rates, net of gains or losses on associated hedge positions. However, the Company is exposed to the risk that the actual closings in the locked pipeline may deviate from the estimated closings for a given change in interest rates. Although interest rates are the primary determinant, the actual loan closings from the locked pipeline are influenced by many factors, including the composition of the locked pipeline and remaining commitment periods. The Company’s estimated closings are based on the historical data of loan closings as influenced by recent developments.

The Company considers the locked pipeline to be a portfolio of free-standing derivative instruments. The Company also considers the forward sales commitments that are used to hedge the locked pipeline to be free-standing derivative instruments. Accordingly, the Company records the fair value of its derivative instruments on the balance sheet and changes in fair value in net earnings of the current period.

The Company carries interest rate lock commitments at fair value. The Company classifies interest rate lock commitments on residential mortgage loans on a gross basis within either the derivative asset or derivative liability. The fair value of these commitments, while based on rates observable in the market, is highly dependent on the ultimate closing of the loan. These “pull-through” rates are based on the Company’s historical data and the current interest rate environment and reflect the Company’s best estimate of the likelihood that a commitment will ultimately result in a closed loan.

Mortgage Origination Revenue Recognition

Mortgage origination and related fees are recognized as revenue upon completion of the mortgage transactions. Costs associated with loan originations are expensed as incurred. Gains and losses on sales of loans, including the portion attributable to service release premiums, are recorded in earnings in the period the sales of the closed loans are committed.

Income Taxes

Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income taxes during the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company’s assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable earnings and tax planning strategies. Deferred tax valuation allowance assessments require significant amounts of judgment. GAAP requires the more likely than not criteria (a likelihood of 50% or more) to be used; however, the likelihood is not possible to be expressed in purely mathematical terms. Highly subjective information about future events heavily factor into the conclusion as to whether the more likely than not criteria can be achieved.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(1)	Summary of Significant Accounting Policies, continued

Income Taxes, continued

The Bank currently evaluates uncertainty in income tax positions. GAAP requires that a loss contingency reserve be accrued if it is probable that the tax position will be challenged, it is probable that the future resolution of the challenge will confirm that a loss has been incurred, and the amount of such loss can be reasonably estimated.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Dividend Restrictions

Banking regulations require maintaining certain capital levels and may limit dividends paid by the Bank to the Company or by the Company to shareholders. The Company is currently required to obtain approval of the FRB before declaring any dividends from the holding company.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions as more fully disclosed in Note 17. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Stock-Based Compensation

The Company uses the fair value method for recognizing expense for stock-based compensation based on the fair value of option and restricted stock awards at the date of grant as prescribed by Accounting Standards Codification (“ASC”) Topic 718-10 Compensation-Stock Compensation.

Comprehensive Income

GAAP normally requires that recognized revenues, expenses, gains and losses be included in net earnings. In addition to net earnings, other components of comprehensive income include the after-tax effect of changes in unrealized gains and losses on available for sales securities and derivative financial instruments accounted for as cash flow hedges. These items are reported as a separate component of shareholders’ equity.

Reclassifications

Certain 2014 amounts have been reclassified to conform to the 2015 presentation.

(2)	Accounting Standards Updates

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis”, effective for fiscal years beginning after December 15, 2015 and interim periods within those years with early adoption permitted. The new standard is intended to improve targeted areas of

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(2)	Accounting Standards Updates, continued

the consolidation guidance for legal entities such as limited partnerships, limited liability corporations, and securitization structures. The amendments in the ASU affect the consolidation evaluation for reporting organizations. In addition, the amendments in this ASU simplify and improve current GAAP by reducing the number of consolidation models. The adoption of ASU 2015-02 is not expected to have a material effect on the Company’s consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, “Interest – Imputation of Interest (Subtopic 835-30) Simplifying the Presentation of Debt Issuance Costs.” To simplify presentation of debt issuance costs, the amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability consistent with debt discounts. The standard will be effective for the Company’s fiscal year beginning after December 15, 2015 and subsequent interim periods. The adoption of ASU 2015-03 is not expected to have a material effect on the Company’s consolidated financial statements.

In May 2015, the FASB issued ASU 2015-07, “Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent).” ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by ASC 820. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. Early application is permitted. The adoption of this update is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2015, the FASB issued ASU 2015-10: “Technical Corrections and Improvements.” The amendments in this Update cover a wide range of topics in the Codification including guidance clarification and reference corrections, simplification and minor improvements. Transition guidance varies based on the amendments. The amendments that require transition guidance are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. All other amendments will be effective upon issuance. The adoption of this update is not expected to have a material impact on the Company’s consolidated financial statements.

In July 2015, the FASB issued ASU 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965).” The guidance in the update designates contract value as the only required measure for fully benefit-responsive investment contracts and simplifies the disclosure of investments by requiring that investments be grouped only by general type rather than disaggregated in multiple ways. The amendments are effective for fiscal years beginning after December 15, 2015, with earlier application permitted. The adoption of this update is not expected to have a material impact on the Company’s consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16, “Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments.” The guidance in this update requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. In addition, the acquirer will record, in the same period financial statements, the effect on earnings of changes in depreciation, amortization or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The update requires disclosure of amounts recorded in current-period earnings that would have been recorded in previous reporting periods if the adjustment to the

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(2)	Accounting Standards Updates, continued

provisional amounts had been recognized as of the acquisition date. For non-public entities, this update is effective for fiscal years beginning after December 15, 2016 with early application permitted. The adoption of this update is not expected to have a material impact on the Company’s consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Liabilities.” The guidance in this update requires that equity investments (except those accounted for under the equity method of accounting) be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The guidance also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. In addition, the guidance addresses various disclosure and presentation issues related to financial instruments. For a public business entity, this update is effective for fiscal years beginning after December 15, 2017 with early application permitted. The adoption of this update is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. The guidance in this update supersedes the requirements in ASC Topic 840, Leases. The update will require business entities to recognize lease assets and liabilities on the balance sheet and to disclose key information about leasing arrangements. A lessee would recognize a liability to make lease payments and a right-of-use asset representing its right to use the leased asset for the lease term. For a public business entity, this update will be effective for interim and annual periods beginning after December 15, 2018, and is to be applied on a modified retrospective basis. The Company is currently assessing the impact that this guidance will have on its consolidated financial statements. Adoption of this guidance is expected to increase the assets and liabilities of the Company.

(3)	Investment Securities

The cost basis, unrealized gains and losses, and fair value of securities available for sale at December 31, 2015 and 2014 are listed below (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2015
U.S. Government sponsored enterprises	$19,981	—	68	19,913
State and political subdivisions	5,452	84	24	5,512
Residential mortgage-backed securities	65,707	723	435	65,995
Collateralized mortgage obligations	41,026	518	490	41,054
Commercial mortgage-backed securities	14,268	36	100	14,204
Corporate debt securities	988	37	—	1,025

	$147,422	1,398	1,117	147,703

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(3)	Investment Securities, continued

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2014:
U.S. Government sponsored enterprises	$6,500	1	32	6,469
State and political subdivisions	6,852	138	32	6,958
Residential mortgage-backed securities	50,240	1,221	228	51,233
Collateralized mortgage obligations	47,507	884	418	47,973
Commercial mortgage-backed securities	9,908	66	115	9,859
Corporate debt securities	980	37	—	1,017

	$121,987	2,347	825	123,509

The cost basis, unrealized gains and losses, and fair value of securities held to maturity at December 31, 2015 and 2014 are listed below (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2015
Residential mortgage-backed securities	$8,030	258	—	8,288

As of December 31, 2014:
Residential mortgage-backed securities	$9,559	372	—	9,931

The amortized cost and fair value of available for sale securities at December 31, 2015, by contractual maturity, are presented in the following table (in thousands):

	Amortized Cost	Fair Value
U.S. Government sponsored enterprises:
Within 1 year	$4,500	4,483
1 to 5 years	12,500	12,449
5 to 10 years	2,981	2,981

	19,981	19,913

State and political subdivisions:
Within 1 year	415	418
1 to 5 years	4,524	4,544
More than 10	513	550

	5,452	5,512

Corporate debt securities:
1 to 5 years	988	1,025

Total securities other than mortgage-backed securities:
Within 1 year	4,915	4,901
1 to 5 years	18,012	18,018
5 to 10 years	2,981	2,981
More than 10	513	550
Mortgage-backed securities	121,001	121,253

	$147,422	147,703

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(3)	Investment Securities, continued

The amortized cost and fair value of securities held to maturity at December 31, 2015, by contractual maturity, are presented in the following table (in thousands):

	Amortized Cost	Fair Value
Residential mortgage-backed securities:	$8,030	8,288

Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

At December 31, 2015 and 2014, securities with a carrying value of approximately $83.6 million and $77.2 million, respectively, were pledged to secure public deposits and FHLB advances.

The following summarizes securities available for sale in an unrealized loss position as of December 31, 2015 and 2014 (in thousands):

	Less than 12 Months		More than 12 Months		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
December 31, 2015:
U.S. Government sponsored enterprises	$18,420	60	1,492	8	19,912	68
State and political subdivisions	545	11	1,567	13	2,112	24
Residential mortgage-backed securities	31,550	295	5,499	140	37,049	435
Collateralized mortgage obligations	10,378	146	11,051	344	21,429	490
Commercial mortgage-backed securities	7,004	36	3,291	64	10,295	100

	$67,897	548	22,900	569	90,797	1,117

December 31, 2014:
U.S. Government sponsored enterprises	$1,995	5	1,473	27	3,468	32
State and political subdivisions	1,290	7	1,611	25	2,901	32
Residential mortgage-backed securities	802	1	16,270	227	17,072	228
Collateralized mortgage obligations	2,848	63	11,110	355	13,958	418
Commercial mortgage-backed securities	1,455	3	3,390	112	4,845	115

	$8,390	79	33,854	746	42,244	825

At December 31, 2015, there were 43 available for sale securities that were in an unrealized loss position. Brand does not intend to sell nor believe it will be required to sell securities in an unrealized loss position prior to recovery of its amortized cost basis. Unrealized losses at December 31, 2015 and 2014 were primarily attributable to changes in interest rates.

At December 31, 2015 and 2014, there were no held to maturity securities that were in an unrealized loss position.

Management evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, among other factors. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry reports. During 2015 and 2014, Brand did not record any impairment losses.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(3)	Investment Securities, continued

There were no sales of securities available for sale or held to maturity in 2015 or 2014.

At December 31, 2015 and 2014, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders’ equity.

(4)	Loans and Allowance for Loan Losses

Major classifications of loans at December 31, 2015 and 2014, segregated by regulatory reporting guidance, are summarized as follows and are presented net of deferred loan fees and costs of $3.1 million and $3.0 million, respectively (in thousands):

	2015	2014
Real estate loans:
Construction and land development	$297,199	270,361
Single-family residential	273,917	267,932
Commercial	439,745	380,103
Multifamily and farmland	44,867	37,245

Total real estate loans	1,055,728	955,641
Commercial loans (not secured by real estate)	588,068	450,165
Consumer loans (not secured by real estate)	130,988	104,967
All other loans (not secured by real estate)	4,863	3,997

Total loans	1,779,647	1,514,770
Less allowance for loan losses	22,171	21,609

Total loans, net	$1,757,476	1,493,161

The Bank grants loans and extensions of credit to individuals and a variety of firms and corporations located primarily in the Atlanta, Georgia area. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate, the value of which is dependent upon the real estate market.

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on non-accrual status when, in management’s opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. Loans may be placed on non-accrual status regardless of whether or not such loans are considered past due. When interest accrual is discontinued, all unpaid accrued interest is reversed against interest income. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(4)	Loans and Allowance for Loan Losses, continued

The following table presents an age analysis of past due loans, including nonaccrual loans, by loan type, as of December 31, 2015 and 2014 (in thousands):

	Loans 30 -89 Days Past Due	Loans 90 or More Days Past Due	Total Past Due Loans	Total Current Loans	Total Loans	Accruing Loans 90 or More Days Past Due
December 31, 2015
Construction and land development	$2,603	31,498	34,101	263,098	297,199	—
Single-family residential	2,882	3,608	6,490	267,427	273,917	—
Commercial	409	5,954	6,363	433,382	439,745	—
Multifamily and farmland	—	3,378	3,378	41,490	44,867	—
Commercial loans (not secured by real estate)	56	2,495	2,551	585,517	588,068	—
Consumer loans (not secured by real estate)	2,417	237	2,654	128,333	130,988	—
All other loans (not secured by real estate)	6	—	6	4,857	4,863	—

Total	$8,373	47,170	55,543	1,724,104	1,779,647	—

December 31, 2014
Construction and land development	$43	30,826	30,869	239,492	270,361	82
Single-family residential	3,560	3,868	7,428	260,504	267,932	223
Commercial	—	4,861	4,861	375,242	380,103	—
Multifamily and farmland	—	1,522	1,522	35,723	37,245	—
Commercial loans (not secured by real estate)	—	5,923	5,923	444,242	450,165	—
Consumer loans (not secured by real estate)	1,552	279	1,831	103,136	104,967	—
All other loans (not secured by real estate)	2	—	2	3,995	3,997	—

Total	$5,157	47,279	52,436	1,462,334	1,514,770	305

The following tables present the Bank’s non-accrual loans as of December 31, 2015 and 2014 (in thousands):

	2015	2014
Construction and land development	$59,622	57,930
Single-family residential	4,611	4,438
Commercial	5,954	8,464
Multifamily and farmland	3,770	4,040
Commercial loans (not secured by real estate)	2,536	6,965
Consumer loans (not secured by real estate)	238	281
All other loans (not secured by real estate)	—	—

Total	$76,731	82,118

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(4)	Loans and Allowance for Loan Losses, continued

At each reporting period, the Bank determines which loans are impaired. Impaired loans are reviewed on a relationship basis. If one loan within a relationship is impaired, then the entire relationship is individually evaluated for impairment. Accordingly, the Bank’s impaired loans are reported at their estimated fair value on a non-recurring basis. An allowance for each impaired loan, which is generally collateral-dependent, is calculated based on the fair value of its collateral. The fair value of the collateral is based on appraisals, and management considers factors such as the assumptions and techniques utilized by the appraiser. If the recorded investment in the impaired loan exceeds the measure of fair value of the collateral, management will determine if a valuation allowance is recorded as a component of the allowance for loan losses or a charge off of the collateral deficiency is recorded. Management will consider the factors of each relationship in making this determination. No interest income was recognized on nonaccrual loans and nonperforming troubled debt restructurings (“TDRs”). Interest income recognized on performing TDRs was immaterial.

The following table presents the Bank’s impaired loans with relationship balances in excess of $100,000, including nonaccrual loans and both nonaccrual and accruing TDRs, at December 31, 2015 and 2014 (in thousands):

	Unpaid Contractual Principal Balance	Recorded Investment with no Allowance	Recorded Investment with Allowance	Recorded Investment in Impaired Loans	Related Allowance	Average Outstanding Impaired Loans
December 31, 2015
Construction and land development	$66,810	54,487	5,288	59,775	3,347	59,089
Single-family residential	6,788	4,363	2,152	6,515	292	4,773
Commercial	9,526	7,195	471	7,666	80	6,845
Multifamily and farmland	3,864	3,771	—	3,771	—	3,969
Commercial loans (not secured by real estate)	4,398	1,162	2,193	3,355	1,081	4,095
Consumer and all other loans (not secured by real estate)	385	—	258	258	26	181

	$91,771	70,978	10,362	81,340	4,826	78,952

December 31, 2014
Construction and land development	$67,427	45,299	12,597	57,896	2,412	68,736
Single-family residential	5,830	2,802	2,492	5,294	446	3,495
Commercial	10,132	7,419	499	7,918	104	8,769
Multifamily and farmland	4,317	4,040	—	4,040	—	5,107
Commercial loans (not secured by real estate)	9,843	6,093	958	7,051	172	8,103
Consumer and all other loans (not secured by real estate)	803	—	268	268	27	115

	$98,352	65,653	16,814	82,467	3,161	94,325

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(4)	Loans and Allowance for Loan Losses, continued

Changes in the allowance for loan losses for the years ended December 31, 2015 and 2014 were as follows (in thousands):

	Construction and Land Development	Single Family Residential	Real Estate Commercial	Multifamily and Farmland	Commercial Loans – not secured by Real Estate	Consumer and all other loans – not secured by Real Estate	Unallocated	Total
December 31, 2015
Allowance for loan Losses
Beginning balance	$10,396	1,786	1,842	164	4,000	1,137	2,284	21,609
Provision for loan losses	1,217	618	335	(6)	2,205	1,268	(1,137)	4,500
Charge-offs	(2,110)	(848)	(285)	—	(1,536)	(2,130)	—	(6,909)
Recoveries	754	237	—	52	396	1,532	—	2,971

Ending balance	$10,257	1,793	1,892	210	5,065	1,807	1,147	22,171

Ending balance individually evaluated for impairment	$3,347	292	80	—	1,081	26	—	4,826
Ending balance collectively evaluated for impairment	6,910	1,501	1,812	210	3,984	1,781	1,147	17,345

	$10,257	1,793	1,892	210	5,065	1,807	1,147	22,171

Loans:
Ending balance:
individually evaluated for impairment	$59,775	6,515	7,666	3,771	3,355	258	—	81,340
Ending balance:
collectively evaluated for impairment	237,424	267,402	432,079	41,096	584,713	135,593	—	1,698,307

	$297,199	273,917	439,745	44,867	588,068	135,851	—	1,779,647

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(4)	Loans and Allowance for Loan Losses, continued

	Construction and Land Development	Single Family Residential	Real Estate Commercial	Multifamily and Farmland	Commercial Loans – not secured by Real Estate	Consumer and all other loans – not secured by Real Estate	Unallocated	Total
December 31, 2014
Allowance for loan Losses
Beginning balance	$10,035	3,042	2,986	797	2,438	479	1,634	21,411
Provision for loan losses	1,547	(1,334)	207	(678)	4,858	1,250	650	6,500
Charge-offs	(1,816)	(173)	(1,351)	—	(3,517)	(1,543)	—	(8,400)
Recoveries	630	251	—	45	221	951	—	2,098

Ending balance	$10,396	1,786	1,842	164	4,000	1,137	2,284	21,609

Ending balance individually evaluated for impairment	$2,412	446	104	—	172	27	—	3,161
Ending balance collectively evaluated for impairment	7,984	1,340	1,738	164	3,828	1,110	2,284	18,448

	$10,396	1,786	1,842	164	4,000	1,137	2,284	21,609

Loans:
Ending balance:
individually evaluated for impairment	$57,896	5,294	7,918	4,040	7,051	268	—	82,467
Ending balance:
collectively evaluated for impairment	212,465	262,638	372,185	33,205	443,114	108,696	—	1,432,303

	$270,361	267,932	380,103	37,245	450,165	108,964	—	1,514,770

The Bank utilizes an internal risk grading matrix to assign a risk grade to each of its loans. Loans are graded on a scale of 1 to 9. These risk grades are evaluated on an ongoing basis. A description of the general characteristics of the nine risk grades is as follows:

•	Risk Grade 1 – Excellent Quality: Loans are well above average quality and minimal amount of credit risk exists. Certificates of deposit and cash secured loans, as well as properly margined actively traded stock or bond secured loans would fall in this grade.

•	Risk Grade 2 – High Quality: Loans are of good quality with risk levels well within the Bank’s range of acceptability. The company or individual is established with a history of successful performance though somewhat susceptible to economic changes.

•	Risk Grade 3 – Good Quality: Loans of average quality with risk levels within the Bank’s range of acceptability but higher than normal. This may be a new company or an existing company in a transitional phase (e.g. expansion, acquisition, market change).

•	Risk Grade 4 – Acceptable Quality: These loans have very high risk and servicing needs but still are acceptable. Evidence of marginal performance or deteriorating trends is evident. These are not problem credits presently, but may be in the future if the borrower is unable to change its present course.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(4)	Loans and Allowance for Loan Losses, continued

•	Risk Grade 5 – Marginally Acceptable Quality: These loans are currently performing satisfactorily, but there are potential weaknesses that may, if not corrected, weaken the asset or inadequately protect the Bank’s position at some future date. This frequently results from deviating from prudent lending practices, for instance over-advancing on collateral.

•	Risk Grade 6 – Other Assets Especially Mentioned (“OAEM”): An OAEM loan is inadequately protected by the current sound net worth and paying capacity of the obligor or the collateral pledged, if any. There is a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. There is a distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

•	Risk Grade 7 – Substandard: These loans have the general characteristics of a Grade 6 OAEM loan, with heightened potential concerns and a greater possibility of loss. The exact amount of loss is not yet known because neither the liquidation value of the collateral nor the borrower’s predicted repayment ability is known with confidence.

•	Risk Grade 8 – Doubtful: Loans classified as Doubtful have all the weaknesses inherent in loans classified Substandard, plus the added characteristics that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions, and values highly questionable and improbable. Doubtful is a temporary grade where a loss is expected but is presently not quantified with any degree of accuracy. Once the loss position is determined, the amount is charged off.

•	Risk Grade 9 – Loss: Loans classified as Loss are considered uncollectable and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery potential or salvage value, but rather that it is not practical or desirable to defer writing off this loan even though partial recovery may occur in the future. Loss is a temporary grade until the appropriate authority is obtained to charge the loan off.

The following table presents the credit risk profile of each loan type based on internally assigned risk grade as of December 31, 2015 and 2014 (in thousands):

Risk Grade	Construction and Land Development	Single Family Residential	Commercial	Multifamily and Farmland	Commercial loans (not secured by Real Estate)	Consumer loans (not secured by Real Estate)	All other loans (not secured by Real Estate)	Total
December 31, 2015
1	$—	—	—	—	9,696	2,640	—	12,336
2	69	34	30,739	15,441	4,159	—	—	50,442
3	172,054	186,151	329,489	13,926	497,598	116,690	3,384	1,319,292
4	56,404	57,974	53,336	8,096	60,027	10,499	1,479	247,815
5	10,836	23,850	18,920	3,633	9,753	217	—	67,209
6	11,103	775	1,307	—	4,249	—	—	17,434
7	46,733	5,133	5,954	3,771	1,250	942	—	63,783
8	—	—	—	—	1,336	—	—	1,336
9	—	—	—	—	—	—	—	—

	$297,199	273,917	439,745	44,867	588,068	130,988	4,863	1,779,647

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(4)	Loans and Allowance for Loan Losses, continued

Risk Grade	Construction and Land Development	Single Family Residential	Commercial	Multifamily and Farmland	Commercial loans (not secured by Real Estate)	Consumer loans (not secured by Real Estate)	All other loans (not secured by Real Estate)	Total
December 31, 2014
1	$—	—	—	—	8,006	1,312	—	9,318
2	73	200	37,241	17,501	10,242	—	—	65,257
3	123,514	169,678	241,198	5,469	345,251	95,482	1,992	982,584
4	59,191	65,101	60,955	6,139	65,678	7,389	1,178	265,631
5	29,683	27,720	30,683	4,096	11,063	155	827	104,227
6	16	1,809	1,517	—	2,960	—	—	6,302
7	57,884	3,424	8,509	4,040	6,965	629	—	81,451
8	—	—	—	—	—	—	—	—
9	—	—	—	—	—	—	—	—

	$270,361	267,932	380,103	37,245	450,165	104,967	3,997	1,514,770

At December 31, 2015 and 2014, TDR loans amounted to $55.0 million and $67.6 million, respectively, including $2.6 million and $1.1 million in performing TDR loans. The terms of these loans have been renegotiated to provide a reduction in principal, interest rate, or change in repayment term as a result of the deteriorating financial position of the borrower.

The following table presents an analysis of TDR loans by loan type as of December 31, 2015 and 2014 (dollars in thousands):

				Troubled Debt Restructurings that have Subsequently Defaulted
	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Number of Contracts	Recorded Investment
December 31, 2015
Construction and land development	25	$59,776	45,882	22	$45,729
Single-family residential	9	1,121	957	6	689
Commercial	10	10,993	6,165	8	4,750
Multifamily and farmland	2	765	392	2	392
Commercial loans (not secured by real estate)	7	3,541	1,624	3	805
Consumer loans (not secured by real estate)	4	59	20	—	—
All other loans (not secured by real estate)	—	—	—	—	—

	57	$76,255	55,040	41	$52,365

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(4)	Loans and Allowance for Loan Losses, continued

				Troubled Debt Restructurings that have Subsequently Defaulted
	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Number of Contracts	Recorded Investment
December 31, 2014
Construction and land development	29	$66,256	52,317	29	$52,317
Single-family residential	11	1,442	1,261	7	819
Commercial	12	12,924	7,511	11	7,026
Multifamily and farmland	2	765	451	2	451
Commercial loans (not secured by real estate)	15	9,258	6,023	10	5,945
Consumer loans (not secured by real estate)	11	121	45	—	—
All other loans (not secured by real estate)	—	—	—	—	—

	80	$90,766	67,608	59	$66,558

The following table presents an analysis of TDR activity by loan type during 2015 and 2014 (dollars in thousands):

	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
TDRs Restructured in 2015
Construction and land development	3	$158	153
Single-family residential	—	—	—
Commercial	2	1,458	1,415
Multifamily and farmland	—	—	—
Commercial loans (not secured by real estate)	—	—	—
Consumer loans (not secured by real estate)	—	—	—
All other loans (not secured by real estate)	—	—	—

	5	$1,616	1,568

	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
TDRs Restructured in 2014
Construction and land development	1	$14,675	13,377
Single-family residential	3	391	358
Commercial	—	—	—
Multifamily and farmland	—	—	—
Commercial loans (not secured by real estate)	—	—	—
Consumer loans (not secured by real estate)	—	—	—
All other loans (not secured by real estate)	—	—	—

	4	$15,066	13,735

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(5)	Premises and Equipment

Premises and equipment December 31, 2015 and 2014 are summarized as follows (in thousands):

	2015	2014
Land and land improvements	$10,295	10,295
Buildings and improvements	14,096	13,693
Furniture and equipment	10,677	9,517

	35,068	33,505
Less accumulated depreciation	13,408	11,362

	$21,660	22,143

Depreciation expense was approximately $2.3 million for 2015 and 2014.

The Company leases certain branch properties and equipment under operating leases. The majority of the leases and lease expenses are with and paid to related parties. Rent expense was approximately $4.2 million and $4.0 million for 2015 and 2014, respectively. Brand does not have any capital leases. Rent commitments under operating leases, before considering renewal options that generally are present, were as follows (in thousands):

For the years ended December 31,	Related Party	Unrelated Party	Total
2016	$1,666	1,531	3,197
2017	1,563	1,450	3,013
2018	1,457	1,378	2,835
2019	1,499	1,099	2,598
2020	1,261	821	2,082
2021 and beyond	1,697	412	2,109

	$9,143	6,691	15,834

(6)	Other Real Estate Owned

Major classifications of other real estate owned at December 31, 2015 and 2014 are summarized as follows (in thousands):

	2015	2014
Commercial	$6,400	3,088
Residential	128	462
Lots	8,300	3,890

Total other real estate owned	$14,828	7,440

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(6)	Other Real Estate Owned, continued

The following is a summary of the changes in other real estate and repossessed properties for the years ended December 31, 2015 and 2014 (in thousands):

	2015	2014
Balance at the beginning of the year	$7,440	5,091
Foreclosures	11,758	7,274
Capitalized Improvements	—	199
Cash sales	(3,882)	(3,747)
Financed sales	(622)	(2,140)
Gain/(loss) on sales	209	1,026
Write-downs	(75)	(263)

Balance at the end of the year	$14,828	7,440

(7)	Deposits

At December 31, 2015, the contractual maturities of time deposits are summarized as follows (in thousands):

2016	$612,804
2017	136,603
2018	36,738
2019	52,661
2020	10,747

$849,553

At December 31, 2015, the Bank held $93.9 million in certificates of deposit obtained through the efforts of third party brokers. At December 31, 2014, the Bank had $97.9 million of such certificates of deposits. The daily average balance of these brokered deposits totaled approximately $91.6 million and $98.1 million in 2015 and 2014, respectively. The weighted average rate rates paid during 2015 and 2014 were .55% and 0.58%, respectively. These deposits generally have maturity dates ranging from six months to three years.

The aggregate amount of time deposits in denominations of $250,000 or more at December 31, 2015 and 2014 was approximately $231.7 million and $209.7 million, respectively.

(8)	Other Borrowings

At December 31, 2015 and 2014, the Bank had borrowings from the FHLB with monthly or quarterly interest payments. The FHLB borrowings are collateralized by a blanket assignment on all residential first mortgage loans, home equity lines of credit, multi-family real estate loans and loans secured by commercial real estate that the Bank owns. At December 31, 2015 and 2014, the lendable value of loans pledged as collateral totaled approximately $265.2 million and $201.2 million, respectively. As additional collateral, the Bank may pledge securities to the FHLB. At December 31, 2015, there were no securities pledged to the FHLB.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(8)	Other Borrowings, continued

Borrowings from the FHLB consisted of the following (in thousands):

	2015	2014
Floating to Fixed Advance with interest at 0.23% maturing July 23, 2018	$—	10,000
Fixed Rate Credit Advance with interest at 0.23% maturing January 26, 2015	—	10,000
Fixed Rate Credit Advance with interest at 0.20% maturing January 29, 2015	—	10,000
Fixed Rate Credit Advance with interest at 0.19% maturing January 30, 2015	—	10,000
Daily Rate Credit Advance with interest at 0.36% maturing December 30, 2015	—	50,000
Fixed Rate Hybrid Credit Advance with interest at 1.33% maturing April 10, 2017	5,000	—
Fixed Rate Hybrid Credit Advance with interest at 1.87% maturing January 2, 2018	5,000	—
Floating to Fixed Advance with interest at 0.26% maturing November 13, 2018	5,000	—
Fixed Rate Credit Advance with interest at 0.41% maturing January 8, 2016	20,000	—
Callable Fixed Rate Credit Floater Advance with interest at 0.42% maturing December 23, 2020	50,000	—

	$85,000	90,000

The Bank is required to purchase and hold certain amounts of FHLB stock in order to obtain FHLB borrowings. No ready market exists for the FHLB stock, and it has no quoted market value. The stock is redeemable at $100 per share subject to certain limitations set by the FHLB. The Bank owned FHLB stock amounting to approximately $5.3 million and $5.6 million at December 31, 2015 and 2014, respectively.

At December 31, 2014, the Bank had overnight federal funds purchased of $5.0 million from SunTrust Bank at a rate of .75%. There were no overnight federal funds purchased at December 31, 2015.

Brand Mortgage entered into agreements with Wells Fargo Bank and Customers Bank in 2015 for a warehouse line of credit for up to $60.0 million and $40.0 million, respectively. These lines of credit are secured by mortgage loans held for sale. The Wells Fargo line of credit was at a floating rate of one-month LIBOR plus 265 basis points. At December 31, 2015, the balance on this line was $32.4 million with an interest rate of 3.15%. The Customers Bank line of credit was at a floating rate of one-month LIBOR plus 300 basis points. At December 31, 2015, the balance on this line was $17.4 million with an interest rate of 3.43%.

(9)	Junior Subordinated Debentures

In December 2004, the Company formed a wholly owned grantor trust, Brand Group Holdings Statutory Trust I (“Brand Trust I”), which issued $10.0 million of guaranteed preferred beneficial interests in the Company’s junior subordinated deferrable interest debentures. All of the common securities of Brand Trust I are owned by the Company. The proceeds from the issuance of the common securities and the trust

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(9)	Junior Subordinated Debentures, continued

preferred securities were used by Brand Trust I to purchase $10.3 million of junior subordinated debentures of the Company, which pay a floating rate equal to three-month LIBOR plus 205 basis points. The debentures represent the sole assets of Brand Trust I. Brand Trust I is not included in the consolidated financial statements.

These trust preferred securities are mandatorily redeemable upon maturity of the debentures on March 31, 2035, or upon earlier redemption as provided in the indenture. The Company has the right to redeem the debentures purchased by Brand Trust I, in whole or in part, on or after March 31, 2010. As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount plus any accrued but unpaid interest.

In November 2007, the Company formed a second wholly owned grantor trust, Brand Group Holdings Statutory Trust II (“Brand Trust II”), which issued $5.0 million of guaranteed preferred beneficial interests in the Company’s junior subordinated deferrable interest debentures. All of the common securities of Brand Trust II are owned by the Company. The proceeds from the issuance of the common securities and the trust preferred securities were used by Brand Trust II to purchase $5.2 million of junior subordinated debentures of the Company, which pay a floating rate equal to three-month LIBOR plus 300 basis points. The debentures represent the sole assets of Brand Trust II. Brand Trust II is not included in the consolidated financial statements.

These trust preferred securities are mandatorily redeemable upon maturity of the debentures on December 15, 2037, or upon earlier redemption as provided in the indenture. The Company has the right to redeem the debentures purchased by Brand Trust II, in whole or in part, on or after December 15, 2012. As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount plus any accrued but unpaid interest.

In March 2008, the Company formed a third wholly owned grantor trust, Brand Group Holdings Statutory Trust III (“Brand Trust III”), which issued $5.0 million of guaranteed preferred beneficial interests in the Company’s junior subordinated deferrable interest debentures. All of the common securities of Brand Trust III are owned by the Company. The proceeds from the issuance of the common securities and the trust preferred securities were used by Brand Trust III to purchase $5.2 million of junior subordinated debentures of the Company, which pay a floating rate equal to three-month LIBOR plus 300 basis points. The debentures represent the sole assets of Brand Trust III. Brand Trust III is not included in the consolidated financial statements.

These trust preferred securities are mandatorily redeemable upon maturity of the debentures on March 15, 2038, or upon earlier redemption as provided in the indenture. The Company has the right to redeem the debentures purchased by Brand Trust III, in whole or in part, on or after March 15, 2013. As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount plus any accrued but unpaid interest.

In June 2008, the Company formed a fourth wholly owned grantor trust, Brand Group Holdings Statutory Trust IV (“Brand Trust IV”), which issued $3.0 million of guaranteed preferred beneficial interests in the Company’s junior subordinated deferrable interest debentures. All of the common securities of Brand Trust IV are owned by the Company. The proceeds from the issuance of the common securities and the trust preferred securities were used by Brand Trust IV to purchase $3.1 million of junior subordinated debentures of the Company, which pay a floating rate equal to three-month LIBOR plus 375 basis points. The debentures represent the sole assets of Brand Trust IV. Brand Trust IV is not included in the consolidated financial statements.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(9)	Junior Subordinated Debentures, continued

These trust preferred securities are mandatorily redeemable upon maturity of the debentures on September 15, 2038, or upon earlier redemption as provided in the indenture. The Company has the right to redeem the debentures purchased by Brand Trust IV, in whole or in part, on or after September 15, 2013. As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount plus any accrued but unpaid interest.

(10)	Subordinated Notes

In June 2014, the Company sold $30.0 million in subordinated notes (the “notes”). The notes bear an interest rate of 8.5% with interest only payments due quarterly and the principal due at maturity on June 27, 2024. The proceeds received by the Company from the sale of the notes were used for general purposes, primarily to provide capital to the Bank. The Company has the right to redeem the notes, in whole or part, on or after June 27, 2019.

(11)	Related Party Transactions

The Company conducts transactions with its directors and executive officers, including companies in which they have beneficial interests, in the normal course of business. It is the policy of the Bank that loan transactions with directors and officers are made on substantially the same terms as those prevailing at the time made for comparable loans to other persons. The following is a summary of activity for related party loans for 2015 (in thousands):

Beginning balance	$13,122
New loans	2,959
Repayments	(3,009)

Ending balance	$13,072

The Bank had deposit relationships with related parties of approximately $29.1 million and $13.5 million as of December 31, 2015 and 2014, respectively.

(12)	Employee Benefit and Stock Plans

The Company has a profit sharing and 401(k) plan for the benefit of substantially all employees subject to certain minimum age and service requirements. Under the 401(k) plan, the Company matched employee contributions to a maximum of 4.00% of annual compensation for all of 2015 and 2014. The Company’s contribution for 2015 and 2014 pursuant to this formula was approximately $819,000 and $854,000, respectively. The Company reserves the right to make future contributions and/or matching payments at the sole discretion of the Company’s Board of Directors.

In 2009, the Company established an Employee Stock Ownership Plan (“ESOP”) with a 401(k) provision. The purpose of the plan is to enable participating employees to share in the potential future growth and prosperity of the Company. Employees were given a one-time option to convert their existing 401(k) balance into ESOP shares. This offering resulted in additional capital of approximately $2.1 million representing approximately 1,217 shares of common stock. All stock transactions between the Company and the ESOP are transacted at a stock price obtained from an independent valuation. The ESOP has not incurred any debt and there have been no further transactions since 2009.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(12)	Employee Benefit and Stock Plans, continued

The Company has two executive supplemental income plans for its key employees whereby benefits are payable at retirement over a twelve year period. The estimated liability is being accrued over the expected remaining years of employment. Expenses incurred for benefits relating to the postretirement benefit plan were approximately $223,000 and $224,000 for the years 2015 and 2014, respectively. The accrued liability recorded on the balance sheet related to the plan was approximately $3.0 million and $3.3 million at December 31, 2015 and 2014, respectively.

The Company is the owner and beneficiary of life insurance policies on the lives of its key officers. The Company intends to use these policies to partially fund the executive supplemental income plan described above. Income related to the life insurance policies totaled approximately $900,000 and $1.1 million for the years ended December 31, 2015 and 2014, respectively. The carrying value of the policies recorded in the balance sheets was approximately $26.8 million and $25.6 million at December 31, 2015 and 2014, respectively.

In 2010, the Company adopted an Equity and Performance Incentive Plan that provides for the issuance of incentive stock options for an aggregate of 22,961 shares of the Company’s common stock. The option period will not exceed ten years from date of grant, and the options will vest in accordance with the option agreement, as determined by the Board of Directors. In connection with the recapitalization plan, effective April 29, 2011, the Company granted options under this plan to certain employees and directors to purchase a total of 12,284 additional shares of common stock at an exercise price of $653.27 per share, with the options expiring November 1, 2020. The Company engaged a valuation specialist to determine the fair value of the options. The valuation specialist used a blend of several option pricing models to determine the fair value of the options granted, which fair value was determined to be $186.64 per share. During 2015, options to purchase 2,755 of these shares were forfeited.

In 2013, the Company’s Board of Directors granted 5,959 stock options with various vesting schedules. No stock options were granted or exercised during 2015 or 2014. Options outstanding at December 31, 2015 have a weighted average remaining contractual life of approximately 5.9 years. Exercisable options at December 31, 2015 have a weighted average remaining contractual life of approximately 7.6 years. The Company engaged a valuation specialist to determine the fair value the stock options. The stock options were valued at $69.42 per share. The compensation cost for stock options is amortized to compensation expense over the vesting period. Total stock option expense recognized in 2015 and 2014 was $67,000. Remaining compensation expense to be recognized on unvested stock options at December 31, 2015 was approximately $2.0 million.

A summary of the status of stock options outstanding at December 31, 2015 and the changes during the year then ended is presented in the table below.

	Shares	Weighted Average Exercise Price
Options outstanding, December 31, 2014	18,243	$653.18
Granted	—	—
Expired	—	—
Exercised	—	—
Forfeited	(2,755)	$653.27

Options outstanding, December 31, 2015	15,488	$653.17

Exercisable, December 31, 2015	3,482	$653.00

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(12)	Employee Benefit and Stock Plans, continued

A summary of the status of unvested stock options at December 31, 2015 and the changes during the year then ended is presented in the table below.

	Shares	Weighted Average Grant Date Fair Value
Unvested options outstanding, December 31, 2014	15,720	$161.02
Granted	—	$—
Vested	(959)	$69.42
Forfeited	(2,755)	$186.64

Unvested options outstanding, December 31, 2015	12,006	$162.46

Exercisable, December 31, 2015	3,482	$69.42

In 2011, the Company granted 3,214 shares of restricted stock to certain employees and directors. At that time, the Company engaged a valuation specialist to determine the fair value of the restricted stock grants, which fair value totaled approximately $1.6 million, reflecting a lack of marketability discount of approximately $500,000. These restricted stock awards cliff vest immediately upon the attainment of certain service and performance conditions which is related to the Company’s release from its Written Agreement within the four-year period following the grant date. The restricted stock awards were forfeited by one third per year beginning with the second anniversary of the grant date and expire on the fourth anniversary of the grant date. In 2014, the facts and circumstances indicated that Company’s release from the Written Agreement was highly probable, thus, management recorded compensation expense of $525,000 to reflect the expected vesting of the remaining un-forfeited restricted stock awards. However, in 2015, the Company was not released from the Written Agreement, and consequently, reversed all of the previously recorded compensation expense as the shares did not vest before their expiration date in 2015.

In 2014, the Company’s Board of Directors approved the grant of 69 shares of restricted stock to certain individuals as a retention mechanism. These shares of restricted stock have a three-year term, with the first year fully vesting at grant date and the remaining shares vesting ratably over two years of continued employment. The Company engaged a valuation specialist to determine the fair value the restricted stock. The restricted stock was valued at $611.11 per share.

In 2015, Management recommended the grant of 459 shares of restricted stock to one individual. The grant of these shares is pending approval by the Board of Directors. Due to the probable approval and issuance in 2016, compensation expense related to these shares of $225,000 was recognized as of December 31, 2015. These shares are expected to be fully vested upon grant.

The Company began offering a non-qualified deferred compensation plan during 2015 for its executive officers, certain other key employees and members of the Company’s Board of Directors and its subsidiaries’ boards of directors. The deferred compensation plan provides for the pre-tax deferral of compensation, fees, and other specified benefits. The deferred compensation plan also permits each employee participant to elect to defer a portion of their base salary, bonus, or commission and permits each director participant to elect to defer all or a portion of their director’s fees. Further, the deferred compensation plan allows for a Company match to any deferred bonus in the form of restricted stock. These restricted stock awards are subject to a rolling five-year vesting period or may vest on the fifth anniversary of the grant, depending on the individual. During 2015, the Company’s Board of Directors approved the grant of 904 shares of restricted stock under this plan. The restricted stock was valued at $661.47 per share, and none of these shares vested during 2015. All stock transactions between the Company and the deferred compensation plan are transacted at a stock price obtained from an independent valuation. The Board of

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(12)	Employee Benefit and Stock Plans, continued

Directors may also elect to make a discretionary contribution to any or all participants. No discretionary contributions were made in 2015.

The compensation cost for restricted stock is amortized to expense over the vesting period. Total restricted stock compensation expense in 2015 and 2014, excluding the reversal of shares noted previously, was $228,000 and $557,000, respectively.

A summary of the status of restricted stock outstanding at December 31, 2015 and the changes during the year then ended is presented in the table below.

	Shares	Weighted Average Grant Date Fair Value
Restricted stock outstanding, December 31, 2014	1,140	$650.72
Granted	1,363	$661.47
Expired	(1,071)	$653.27

Restricted stock outstanding, December 31, 2015	1,432	$629.60

A summary of the status of unvested restricted stock awards at December 31, 2015 and the changes during the year then ended is presented in the table below.

	Shares	Weighted Average Grant Date Fair Value
Unvested restricted stock outstanding, December 31, 2014	1,117	$651.53
Granted	1,363	$661.47
Vested	(23)	$611.11
Expired	(1,071)	$653.27

Unvested restricted stock outstanding, December 31, 2015	1,386	$660.63

In 2015, the Company established an Employee Stock Purchase Plan (“ESPP”) with 5,000 shares available for issuance. The purpose of the plan was to give Company employees the opportunity to buy stock of the Company through payroll deductions. Employees whose employment exceeds twenty hours per week and more than five months in a calendar year and are employed on the purchase date are eligible to participate in the ESPP at the next participation period. The participation period is each calendar quarter during which an offer to purchase common stock is made. Eligible participants may purchase the Company’s stock at 85% of the fair market value at the valuation date. All stock transactions between the Company and the ESPP are transacted at a stock price obtained from an independent valuation. Employees purchased 126 shares during 2015 at a discounted purchase price per share of $562.25. The Company recognized $13,000 of total expense in 2015 related to the ESPP which was the difference between the valuation date fair market value and the purchase price paid by the employee.

(13)	Commitments and Contingencies

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(13)	Commitments and Contingencies, continued

of the amount recognized in the balance sheet. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit written is represented by the contractual amount of these instruments. Brand uses the same credit policies in making commitments and conditional obligations as it uses for underwriting on-balance sheet instruments. In most cases, collateral or other security is required to support financial instruments with a credit risk.

The following table summarizes, as of December 31, 2015 and 2014, the contract amount of off-balance sheet instruments (in thousands):

	2015	2014
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$231,307	183,893
Financial and performance letters of credit	7,994	4,837

	$239,301	188,730

Commitments to extend credit are arrangements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn on, the total commitment amounts do not necessarily represent future cash requirements. Brand evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, upon extension of credit is based on management’s credit evaluation. Collateral held varies, but may include unimproved and improved real estate, certificates of deposit, personal property or other acceptable collateral.

Commercial letters of credit are issued to facilitate commerce and typically result in the commitment being drawn on when the underlying transaction is consummated between the customer and the third party. Those guarantees are primarily issued to local businesses. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds real estate, certificates of deposit, and other acceptable collateral as security supporting those commitments for which collateral is deemed necessary. The extent of collateral held for those commitments varies.

The Company has $30.0 million available for the purchase of unsecured overnight federal funds from two correspondent financial institutions. As of December 31, 2014, $5.0 million was outstanding under these federal funds lines, and $25.0 million of additional borrowings was available under these lines. As of December 31, 2015, $30.0 million of borrowings was available under these lines.

The Company maintains recourse obligations on mortgage loans involving first payment default or mortgage loans involving fraud. In some instances, the Company may be required to repurchase the loan or indemnify the purchaser for those loans in which the Company breached its representations and warranties. The Company regularly makes representations and warranties to purchasers of its mortgage loans that, if breached, would require the Company to indemnify the purchaser for losses or to repurchase the loans. The Company considers this practice to be customary and routine. During 2015 and 2014, the Company was required to repurchase certain loans. Although the Company regularly faces potential indemnification and repurchase obligations with respect to mortgage loans sold, it has not historically incurred material indemnification losses. The Company has a reserve to be used in the future for indemnification and

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(13)	Commitments and Contingencies, continued

repurchase obligations. As of December 31, 2015 and 2014, the reserve was approximately $130,000 and $329,000, respectively.

(14)	Derivative Financial Instruments

Mortgage Related Derivatives

For the years ended December 31, 2015 and 2014, there were gross losses of $207,000 and $2.9 million, respectively, recorded in mortgage origination and other related fees, on derivatives due to pair offs paid/received in relations to interest rate hedges on the locked pipeline. The offsetting gain/losses to pair offs are recorded in loan origination and premium income. There is an inverse effect on how these items relate. In a market where interest rates are decreasing, the Company pairs out of the hedge commitment, pays the pair out fee and realizes the gain at the time of sale to the investor. The investors pay a premium for loans locked at a higher interest rate in markets where interest rates are falling. The opposite is true in a rising rate market, as interest rates increase the pair off can be a receivable and the gain on the actual loan sale to the end investor will be reduced. As of December 31, 2015 the pair off receivable was approximately $79,000, and, as of December 31, 2014, the pair off payable was approximately $517,000.

Interest Rate Swaps

In 2009, the Company entered into interest rate swap contracts to convert floating rate trust-preferred securities to fixed rate securities. The Company’s objective was to mitigate the variability associated with the floating rate interest payment. At December 31, 2010, the Company had three interest rate swap contracts with a notional amount of $13.0 million on its books. The effective date of the interest rate swaps was December 15, 2009. These contracts were classified as a hedge of an exposure due to changes in the benchmark interest rates (LIBOR) and resulting changes in the cash flows of a recognized liability (“cash flow hedge”). As a cash flow hedge, the portion of the change in the fair value of the derivative that has been deemed highly effective is recognized in other comprehensive income until the related cash flows from the hedged item are recognized in earnings. After consideration of the interest rate environment and other key factors, management decided to terminate these swaps effective June 30, 2011. The fair value at the time of termination is included as a component of other comprehensive income and is being amortized to operations over the remaining original hedge term. At December 31, 2015 and 2014, the unamortized component in other comprehensive income, net of tax, was approximately $154,000 and $181,000, respectively.

(15)	Income Taxes

The components of income tax expense for the year ended December 31, 2015 and 2014 are as follows (in thousands):

	2015	2014
Current	$235	—
Deferred	6,219	4,025
Change in valuation allowance	—	(204)

Total income tax expense	$6,454	3,821

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(15)	Income Taxes, continued

The primary differences between the income tax expense and the amount computed by applying the statutory Federal income tax rate (35%) to loss before income taxes are as follows (in thousands):

	2015	2014
Pretax income at statutory rates	$6,033	3,923
Add (deduct):
State tax expense (benefit), net of tax effect	757	453
State tax credit, net of tax effect	(255)	(192)
Bank owned life insurance earnings	(259)	(194)
Tax-exempt interest revenue	(45)	(53)
(Decrease) increase in valuation allowance related to state tax credits	—	(204)
Other	223	88

Total income tax expense	$6,454	3,821

The following summarizes the sources and expected tax consequences of future taxable deductions (income), which comprise the net deferred tax asset (in thousands):

	2015	2014
Deferred tax assets:
Allowance for loan losses	$16,544	16,399
Net operating loss carryforwards	13,012	19,483
Section 382 limitation carryforward	1,025	3,969
Other real estate owned	1,177	378
Accrued SERP and SAR benefits	1,120	1,234
Charitable contributions carryforward	1,102	969
Unrealized loss on swap termination	28	44
Premises and equipment	288	—
Other	4,116	2,360

Total gross deferred tax assets	38,412	44,836
Less valuation allowance	(327)	(327)

Total deferred tax assets	38,085	44,509

Deferred tax liabilities:
Unrealized gains on securities available for sale	109	592
Premises and equipment	—	160
Partnership income	698	727

Total deferred tax liabilities	807	1,479

Net deferred tax asset	$37,278	43,030

At December 31, 2015 and 2014, the Company had net operating loss carryforwards of approximately $34.4 million for Federal and state that will begin to expire in 2031. Additionally, at December 31, 2015, the 2012 through 2014 tax years were open to examination, though no examinations are in process.

The future tax consequences of the difference between financial reporting and tax basis of the Bank’s assets and liabilities resulted in a net deferred tax asset. Management performed a thorough analysis of the

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(15)	Income Taxes, continued

Company’s deferred tax position considering tax planning strategies and projected future earnings. A valuation allowance was established for a portion of the net deferred tax, due to the probable limitations in the future deductibility of certain state tax credits at the Company. Based on their analysis, management believes that it is more likely than not that the remaining deferred tax asset will be utilized.

16)	Regulatory Matters

The Company and Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary action by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, as revised by the Basel III Capital Rules effective as of January 1, 2015, the Company and Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Quantitative measures (as defined) established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total capital, Tier 1 capital, and common equity Tier 1 capital (“CET 1”) to risk-weighted assets, and of Tier 1 capital to average assets.

Effective January 1, 2015, the Basel III Capital Rules revised the framework for prompt corrective action by (1) introducing a CET 1 ratio requirement at each level (other than critically undercapitalized), with the required CET 1 ratio being 6.5% for well capitalized status; (2) increasing the minimum Tier 1 capital ratio requirement for each category (other than critically undercapitalized), with the minimum Tier 1 capital ratio for well capitalized status being 8% (as compared to the prior 6%); and (3) eliminating the current provision that provides that a bank with a composite supervisory rating of 1 may have a 3% leverage ratio and still be adequately capitalized.

As of December 31, 2015, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum guideline ratios as set forth in the table below. There are no conditions or events since December 31, 2015 that management believes have changed the Bank’s category. The regulatory designation of “well capitalized” under prompt corrective action regulations is not applicable to the Company (a bank holding company).

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(16)	Regulatory Matters, continued

The Company’s and the Bank’s actual capital amounts and ratios are presented below (dollars in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2015:
Total Capital to Risk-Weighted Assets
Consolidated	$236,842	12.47%	$151,964	8.00%	N/A	N/A
Bank	$228,325	12.02%	$151,950	8.00%	$189,938	10.00%
Tier 1 Capital to Risk-Weighted Assets
Consolidated	$184,671	9.72%	$113,973	6.00%	N/A	N/A
Bank	$206,154	10.85%	$113,963	6.00%	$151,950	8.00%
Common Equity Tier 1 Capital to Risk-
Weighted Assets
Consolidated	$170,046	8.95%	$85,480	4.50%	N/A	N/A
Bank	$206,154	10.85%	$85,472	4.50%	$123,460	6.50%
Tier 1 Capital to Average Assets
Consolidated	$184,671	8.42%	$87,727	4.00%	N/A	N/A
Bank	$206,154	9.40%	$87,732	4.00%	$109,665	5.00%
As of December 31, 2014:
Total Capital to Risk-Weighted Assets
Consolidated	$203,045	12.82%	$126,683	8.00%	N/A	N/A
Bank	$190,810	12.06%	$126,533	8.00%	$158,166	10.00%
Tier 1 Capital to Risk-Weighted Assets
Consolidated	$153,229	9.68%	$63,342	4.00%	N/A	N/A
Bank	$171,017	10.81%	$63,266	4.00%	$94,900	6.00%
Tier 1 Capital to Average Assets
Consolidated	$153,229	8.53%	$71,892	4.00%	N/A	N/A
Bank	$171,017	9.52%	$71,867	4.00%	$89,834	5.00%

On August 2, 2010, the Company and Bank entered into a Written Agreement (the “Agreement”) with the Federal Reserve Bank of Atlanta and the Georgia Department of Banking and Finance. Contained in the Agreement were various reporting requirements by management and the Board of Directors. In addition, the Agreement requires that the Company and the Bank achieve and maintain capital levels in accordance with an approved capital plan. Additional requirements, include, but are not limited to, reducing the level of classified assets, limiting the use of brokered deposits without prior approval, reducing concentrations of credit, prohibition of paying dividends, incurring additional debt and maintaining an adequate allowance for loan losses.

At December 31, 2015, management believes that the Company and the Bank were substantially in compliance with requirements of the Agreement. Failure to comply with the provisions of the Agreement could expose the Company and the Bank to further regulatory oversight.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(17) Fair Value

Fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the ASC Topic 820, Fair Value Measurements and Disclosures establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Fair Value Hierarchy

Level 1 —	Valuation is based upon quoted prices (unadjusted) in active markets for identical assets or liabilities that Brand has the ability to access.

Level 2 —	Valuation is based upon quoted prices for similar assets or liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 —	Valuation is generated from model-based techniques that use at least one significant assumption based on unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances in which the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Brand’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following methods and assumptions were used by the Company in estimating the fair value of its significant financial instruments and other accounts recorded or disclosed based on their fair value:

Cash and Cash Equivalents

For cash, due from banks, interest-bearing deposits in banks and federal funds sold, the carrying amount approximates fair value.

Securities

Securities available for sale are recorded at fair value on a recurring basis. Securities held to maturity are recorded at amortized cost. For securities available for sale, as well as securities held to maturity, the fair value is determined by various valuation methodologies. Where quoted market prices are available in active markets, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Level 2 securities include certain U.S. agency bonds, collateralized mortgage and debt obligations, and certain municipal securities. The Level 2 fair value pricing is provided by an independent third party and is based upon similar securities in an active market. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy and include certain collateralized mortgage obligations.

Other Investments

FHLB and FRB stock is included in other investment securities at its original cost basis, as cost approximates fair value and there is no ready market for such investments.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(17)	Fair Value, continued

Derivatives

Derivatives are recorded at fair value as determined by an independent valuation firm that specializes in valuing mortgage related derivatives.

Loans

The carrying amount of variable-rate loans that reprice frequently and have no significant change in credit risk approximates fair value. The fair value of fixed-rate loans is estimated based on discounted contractual cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The fair value of impaired loans is estimated based on discounted contractual cash flows or underlying collateral values, where applicable. A loan is determined to be impaired if the Company believes it is probable that all principal and interest amounts due according to the terms of the note will not be collected as scheduled. The fair value of impaired loans is determined in accordance with generally accepted accounting principles and generally results in a specific reserve established through a charge to the provision for loan losses. Losses on impaired loans are charged to the allowance when management believes the uncollectability of a loan is confirmed. Management classifies all impaired loans carried at fair value as Level 3, since their valuations are based on either discounted cash flows or on underlying collateral values, as determined by appraisals, which are based in part on observable inputs, but which are not themselves observable inputs.

Other Real Estate Owned

The fair value of other real estate owned (“OREO”) is determined using certified appraisals that value the property at its highest and best uses by applying traditional valuation methods common to the industry. The Company does not hold any OREO for profit purposes and all other real estate is actively marketed for sale. In most cases, management has determined that additional writedowns are required beyond what is calculable from the appraisal to carry the property at levels that would attract buyers. Because this additional writedown and appraisals are not based on observable inputs, management has determined that other real estate owned should be classified as Level 3.

Cash Surrender Value of Life Insurance Policies

The carrying value of these assets approximates fair value.

Deposits

The carrying amount of demand deposits, savings deposits and variable-rate certificates of deposits approximates fair value. The fair value of fixed-rate certificates of deposits is estimated based on discounted contractual cash flows using interest rates currently being offered for certificates of similar maturities.

Short-term Borrowings

The carrying amount of short-term borrowings approximates fair value.

Federal Home Loan Bank Advances

The carrying amount of variable rate advances approximates fair value. The fair value of fixed rate advances is estimated based on discounted contractual cash flows using the current incremental borrowing rates for similar type borrowing arrangements.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(17)	Fair Value, continued

Junior Subordinated Debentures

The carrying amount of the Company’s variable rate trust preferred securities approximates fair value.

Subordinated Notes

The carrying amount of the Company’s subordinated fixed rate notes are estimated based on discounted contractual cash flows using the current incremental borrowings rates for similar type borrowing arrangements.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The table below presents Brand’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 and 2014, aggregated by the level in the fair value hierarchy within which those measurements fall (in thousands).

	Level 1	Level 2	Level 3	Total
December 31, 2015:
Securities available for sale:
U.S. Government sponsored enterprises	$2,981	16,932	—	19,913
State and political subdivisions	—	5,512	—	5,512
Residential mortgage-backed securities	5,172	60,823	—	65,995
Collateralized mortgage obligations	—	41,054	—	41,054
Commercial mortgage-backed securities	14,204	—	—	14,204
Corporate debt securities	—	1,025	—	1,025
Derivative asset	—	2,016	—	2,016
Derivative liability	—	16	—	16

Total	$22,357	127,378	—	149,735

December 31, 2014:
Securities available for sale:
U.S. Government sponsored enterprises	$—	6,469	—	6,469
State and political subdivisions	—	6,958	—	6,958
Residential mortgage-backed securities	2,973	48,260	—	51,233
Collateralized mortgage obligations	1,964	46,009	—	47,973
Commercial mortgage-backed securities	9,859	—	—	9,859
Corporate debt securities	—	1,017	—	1,017
Derivative asset	—	1,259	—	1,259
Derivative liability	—	133	—	133

Total	$14,796	110,105	—	124,901

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(17)	Fair Value, continued

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The table below presents Brand’s assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2015 and 2014, aggregated by the level in the fair value hierarchy within which those measurements fall (in thousands).

	Level 1	Level 2	Level 3	Total
December 31, 2015:
Loans	$—	—	34,374	34,374
Other real estate owned	—	—	14,828	14,828

Total	$—	—	49,202	49,202

December 31, 2014:
Loans	$—	—	45,416	45,416
Other real estate owned	—	—	7,440	7,440

Total	$—	—	52,856	52,856

The carrying amount and estimated fair value of the Company’s financial instruments at December 31, 2015 and 2014, not shown elsewhere in these financial statements are as follows (in thousands):

	2015		2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Securities held to maturity	$8,030	8,288	9,559	9,931
Loans, net	$1,846,569	1,812,613	1,555,252	1,523,861
Cash surrender value of life insurance policies	$26,830	26,830	25,594	25,594
Liabilities:
Deposits	$1,856,553	1,860,591	1,532,835	1,538,876
Short-term borrowings	$49,671	49,671	5,000	5,000
Federal Home Loan Bank advances	$85,000	85,017	90,000	90,000
Junior subordinated debentures	$23,713	23,713	23,713	23,713
Subordinated notes	$30,000	30,738	30,000	30,675

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(18) Condensed Financial Statements of Brand Group Holdings, Inc. (Parent Only)

Balance Sheets

December 31, 2015 and 2014

(in thousands)

	2015	2014
Assets
Cash	$8,259	14,280
Investment in subsidiary	216,832	204,395
Loans, net	1,073	1,078
Other investments	713	713
Life insurance policies	1,032	1,591
Other assets	4,522	3,953

Total assets	$232,431	226,010

Liabilities and Shareholders’ Equity
Junior subordinated debentures	$23,713	23,713
Subordinated notes	30,000	30,000
Other liabilities	74	3,558

Total liabilities	53,787	57,271
Shareholders’ equity	178,644	168,739

Total liabilities and shareholders’ equity	$232,431	226,010

Statements of Earnings

For the Years Ended December 31, 2015 and 2014

(in thousands)

	2015	2014
Revenues:
Dividend	$129	—
Interest	37	20
Other	—	124

Total revenues	166	144

Expense:
Interest	3,390	2,111
Salaries and employee benefits	51	51
Other expense	525	639

Total expenses	3,966	2,801

Loss before income tax benefit and equity in undistributed income of subsidiary	(3,800)	(2,657)
Income tax benefit	1,389	1,357
Loss before equity in undistributed income of subsidiary	(2,411)	(1,300)
Equity in undistributed income of subsidiary	13,194	8,687

Net income	$10,783	7,387

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(18)	Condensed Financial Statements of Brand Group Holdings, Inc. (Parent Only), continued

Statements of Cash Flows

For the Years Ended December 31, 2015 and 2014

(in thousands)

	2015	2014
Operating activities:
Net income	$10,783	7,387
Adjustments to reconcile net income to net cash used in operating activities:
Equity in undistributed income of subsidiary	(13,194)	(8,687)
Stock-based compensation	(230)	624
Discount on employee stock purchase plan	13	—
Increase in cash surrender value of life insurance	(176)	(206)
Change in assets and liabilities:
Other assets	(768)	(2,084)
Other liabilities	(3,259)	840

Net cash used in operating activities	(6,831)	(2,126)

Investing activities:
Investment in subsidiary	—	(22,000)
Net changes in loans	5	243
Loans purchased from subsidiary	—	(1,321)
Loans sold to subsidiary	735	—

Net cash used in investing activities	740	(23,078)

Financing activities:
Proceeds from issuance of common stock	70	—
Proceeds from subordinated notes	—	30,000

Net cash provided by financing activities	70	30,000

Net change in cash	(6,021)	4,796
Cash at beginning of year	14,280	9,484

Cash at end of year	$8,259	14,280

(19)	Subsequent Events

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through March 30, 2016, the date on which the financial statements were available to be issued.

ANNEX G

BRAND GROUP

HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Financial Statements (Unaudited)

March 31, 2018

Annex G

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

March 31, 2018 and December 31, 2017

	March 31, 2018	December 31, 2017
	(dollars in thousands)
Assets
Cash and due from banks	$30,673	20,740
Interest-bearing deposits in banks	76,041	48,534

Cash and cash equivalents	106,714	69,274
Securities available for sale	171,697	182,581
Securities held to maturity (fair value of $50,179 and $53,003, respectively)	51,951	53,333
Other investments	17,370	16,727
Mortgage loans held for sale (includes $28,500 and $45,197 measured at fair value, respectively)	66,177	94,263
Other loans held for sale, net	21,724	21,763
Loans, net of unearned income	1,884,636	1,866,610
Allowance for loan losses	(18,147)	(18,284)

Loans, net	1,866,489	1,848,326
Premises and equipment, net	20,078	19,716
Cash surrender value of bank owned life insurance	44,976	44,436
Other real estate owned	15,182	7,992
Accrued interest receivable	8,772	7,652
Net deferred tax asset	16,819	17,940
Other assets	15,625	17,032

Total assets	$2,423,574	2,401,035

Liabilities and Shareholders’ Equity
Deposits:
Noninterest-bearing	$389,635	369,990
Interest-bearing	1,528,193	1,538,735

Total deposits	1,917,828	1,908,725
Short-term borrowings	41,432	41,795
Federal Home Loan Bank advances	200,000	185,000
Junior subordinated debentures	23,713	23,713
Subordinated notes	30,000	30,000
Accrued expenses and other liabilities	18,669	19,450

Total liabilities	2,231,642	2,208,683

Commitments and contingencies
Shareholders’ equity:
Preferred stock 2,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value, 10,000,000 shares authorized; 293,705 and 293,667 shares issued; 290,906 and 293,667 shares outstanding	3	3
Additional paid in capital	177,078	176,801
Deferred compensation	(598)	(598)
Retained earnings	23,124	17,230
Accumulated other comprehensive loss	(3,419)	(1,084)
Treasury stock, 2,941 and 0 shares	(4,256)	—

Total shareholders’ equity	191,932	192,352

Total liabilities and shareholders’ equity	$2,423,574	2,401,035

See accompanying notes to consolidated financial statements.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Unaudited Consolidated Statements of Earnings

For the Three Months Ended March 31, 2018 and 2017

	March 31, 2018	March 31, 2017
	(dollars in thousands, except per share amounts)
Interest revenue:
Loans, including fees	$28,039	22,139
Investment securities:
Taxable	1,325	1,109
Tax-exempt	12	20
Federal funds sold, deposits in banks and other investments	368	528

Total interest revenue	29,744	23,796

Interest expense:
Deposits	3,043	3,169
Federal funds purchased, repurchase agreements and other short-term borrowings	306	302
Federal Home Loan Bank advances	825	55
Subordinated notes	645	645
Junior subordinated debentures	259	218

Total interest expense	5,078	4,389

Net interest revenue	24,666	19,407
Provision for loan losses	500	500

Net interest revenue after provision for loan losses	24,166	18,907

Noninterest revenue:
Service charges and fees	1,025	985
Mortgage origination and other related fees	6,554	8,445
Other	965	957

Total noninterest revenue	8,544	10,387

Operating expenses:
Salaries and employee benefits	13,039	13,366
Occupancy	1,590	1,661
Communications and equipment	1,694	1,604
Professional fees	1,065	1,145
FDIC assessment and other regulatory charges	465	620
Losses on sales and impairments of other real estate owned, net	1,154	4
Postage, printing and supplies	227	292
Advertising and public relations	545	627
Other real estate expense	2	130
Loan servicing expense	3,739	2,173
Loan collection expense	152	219
Other	1,280	2,107

Total other operating expenses	24,952	23,948

Income before income tax expense	7,758	5,346
Income tax expense (benefit)	1,864	1,857

Net income	$5,894	3,489

Weighted-average number of shares outstanding:
Basic	292,616	293,216

Diluted	295,388	294,349

Earnings per share:
Basic	$20.14	11.90

Diluted	$19.95	11.85

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Unaudited Consolidated Statements of Comprehensive Income (Loss)

For the Three Months Ended March 31, 2018 and 2017

	(dollars in thousands)
Net income	$5,894	3,489

Other comprehensive income (loss):
Unrealized (losses) gains on securities available for sale	(3,052)	25
Amortization of losses on derivative financial instruments qualifying as cash flow hedges	10	10

Total other comprehensive (loss) income before income taxes	(3,042)	35

Income tax benefit (expense) related to other comprehensive income:
Unrealized losses (gains) on securities available for sale	709	(9)
Reclassification adjustment for gains on sales of securities available for sale
Amortization of losses on derivative financial instruments qualifying as cash flow hedges and other	(2)	(4)

Total income tax benefit (expense) related to other comprehensive loss	707	(13)

Total other comprehensive (loss) income, net of tax	(2,335)	22

Comprehensive income	$3,559	3,511

See accompanying notes to consolidated financial statements.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Unaudited Consolidated Statements of Changes in Shareholders’ Equity

For the Three Months Ended March 31, 2018 and 2017

(dollars in thousands)

	Common Shares	Common Stock	Additional Paid in Capital	Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, December 31, 2016	$293,216	$3	$175,589	$(399)	$5,155	$(801)	$—	$179,547
Stock Option Expense	—	—	—	—	—	—	—	—
Restricted stock expense	—	—	18	(199)	—	—	—	(181)
Employee stock purchase plan	39	—	15	—	—	—	—	15
Net income	—	—	—	—	3,489	—	—	3,489
Change in accumulated other comprehensive loss, net of tax	—	—	—	—	—	22	—	22

Balance March 31, 2017	$293,255	$3	$175,622	$(598)	$8,644	$(779)	$—	$182,892

Balance, December 31, 2017	$293,667	$3	$176,801	$(598)	$17,230	$(1,084)	$—	$192,352
Stock Option Expense	—	—	212	—	—	—	—	212
Restricted stock expense			30					30
Employee stock purchase plan	38	—	35	—	—	—	—	35
Deferred compensation plan	142	—	—	—	—	—	—	—
Net income	—	—	—	—	5,894	—	—	5,894
Change in accumulated other comprehensive loss, net of tax	—	—	—	—	—	(2,335)	—	(2,335)
Acquisition of Treasury Stock	(2,941)	—	—	—	—		(4,256)	(4,256)

Balance, March 31, 2018	$290,906	$3	$177,078	$(598)	$23,124	$(3,419)	$(4,256)	$191,932

See accompanying notes to consolidated financial statements.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Unaudited Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2018 and 2017

	March 31, 2018	March 31, 2017
	(in thousands)
Cash flows from operating activities:
Net income	$5,894	3,489
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation, amortization and accretion	808	864
Provision for loan losses	500	500
Provision for other real estate owned	(70)	(590)
Deferred income tax expense	1,121	1,871
Proceeds from sales of mortgage loans held for sale	214,117	194,520
Originations of mortgage loans held for sale	(186,031)	(204,089)
Payments on and proceeds from sales of other loans held for sale	39	54,340
Loss on sale of other real estate owned	1,224	594
Equity in earnings of DN Capital, LLC subsidiaries	—	14
Stock-based compensation	242	(181)
Increase in cash surrender value of bank owned life insurance	(540)	(338)
Change in assets and liabilities:
Other assets and accrued interest receivable	983	254
Accrued expenses and other liabilities	(781)	(3,643)

Net cash provided by operating activities	37,506	47,605

Cash flows from investing activities:
Proceeds from maturities and calls of securities available for sale	7,602	6,605
Purchases of securities available for sale	—	(17,808)
Proceeds from maturities and calls of securities held to maturity	1,333	722
Purchases of other investments	(4,893)	(146)
Proceeds from sale of other investments	4,250	—
Net change in loans	(31,717)	(79,413)
Proceeds from sales of other real estate owned	454	2,567
Purchases of premises and equipment	(870)	(636)

Net cash (used in) investing activities	(23,841)	(88,109)

Cash flows from financing activities:
Net change in deposits	9,103	(103,558)
Net change in short-term borrowings	(363)	10,033
Proceeds from new FHLB advances	115,000	—
Repayments of FHLB advances	(100,000)	—
Proceeds from issuance of common stock	35	15

Net cash provided by (used in) financing activities	23,775	(93,510)

Net change in cash and due from banks	$37,440	(134,014)
Cash and due from banks at beginning of quarter	69,274	299,873

Cash and due from banks at end of quarter	$106,714	165,859

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Unaudited Consolidated Statements of Cash Flows, continued

For the Three Months Ended March 31, 2018 and 2017

	March 31, 2018	March 31, 2017
	(in thousands)
Supplemental disclosures of cash flow information:
Cash paid during the quarter for interest	$5,033	4,449
Cash paid during the quarter for income taxes	$—	—
Noncash investing and financing activities:
Change in net unrealized losses on securities available for sale and derivatives, net of tax	$(2,335)	22
Transfer of loans and loans held for sale to other real estate owned	$8,798	—
Transfer of loans held for sale to loans	$—	5,829
Acquisition of treasury stock	$4,256	—

See accompanying notes to consolidated financial statements.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

(1)	Basis of Presentation

General

The unaudited financial statements include the accounts of Brand Group Holdings, Inc. (“Brand” or the “Company”) and its wholly-owned subsidiary The Brand Banking Company (the “Bank”). Brand is primarily regulated by the Board of Governors of the Federal Reserve System (the “FRB”), and serves as the one-bank holding company for The Brand Banking Company.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly Brand’s consolidated financial statements for the periods presented and all such adjustments are of a normal recurring nature. All significant intercompany balances and transactions have been eliminated in consolidation. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

These interim financial statements have been prepared according to the rules and regulations of the Securities and Exchange Commission in material respects and, therefore, certain information and footnote disclosures normally presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been omitted or abbreviated. These financial statements should be read in conjunction with Brand’s audited financial statements and footnotes contained elsewhere in this proxy statement-prospectus.

Basis of Presentation

The accounting principles followed by the Company, and the methods of applying these principles conform with GAAP and with general practices in the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, valuation of other real estate owned and loans held for sale, and valuation of deferred tax assets. Actual results may ultimately differ from estimates, although management does not generally believe such differences would materially affect the financial statements in any individual reporting period presented.

Reclassifications

Certain 2017 amounts have been reclassified to conform to the 2018 presentation.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements, continued

(2)	Investment Securities

The cost basis, unrealized gains and losses, and fair value of securities available for sale at March 31, 2018 and December 31, 2017 are listed below (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of March 31, 2018:
U.S. Government sponsored enterprises	$7,200	—	149	7,051
State and political subdivisions	2,958	46	22	2,982
Residential mortgage-backed securities	118,549	114	3,565	115,098
Collateralized mortgage obligations	11,880	101	204	11,777
Commercial mortgage-backed securities	23,445	78	872	22,651
Corporate debt securities	12,008	134	4	12,138

	$176,040	473	4,816	171,697

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2017:
U.S. Government sponsored enterprises	$7,200	—	79	7,121
State and political subdivisions	2,970	69	15	3,024
Residential mortgage-backed securities	124,888	264	1,282	123,870
Collateralized mortgage obligations	13,015	145	174	12,986
Commercial mortgage-backed securities	23,806	34	484	23,356
Corporate debt securities	12,014	210	—	12,224

	$183,893	722	2,034	182,581

The cost basis, unrealized gains and losses, and fair value of securities held to maturity at March 31, 2018 and December 31, 2017 are listed below (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of March 31, 2018:
Residential mortgage-backed securities	$51,951	14	1,785	50,180

As of December 31, 2017:
Residential mortgage-backed securities	$53,333	187	517	53,003

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements, continued

(2)	Investment Securities, continued

The amortized cost and fair value of available for sale securities at March 31, 2018, by contractual maturity, are presented in the following table (in thousands):

	Amortized Cost	Fair Value
U.S. Government sponsored enterprises:
Within 1 year	$3,000	2,965
1 to 5 years	4,200	4,086

	7,200	7,051

State and political subdivisions:
1 to 5 years	2,446	2,437
More than 10	512	545

	2,958	2,982

Corporate debt securities:
1 to 5 years	7,060	7,062
5 to 10 years	4,948	5,076

	12,008	12,138

	Amortized Cost	Fair Value
Total securities other than mortgage-backed securities:
Within 1 year	3,000	2,965
1 to 5 years	13,706	13,585
5 to 10 years	4,948	5,076
More than 10 years	512	545
Mortgage-backed securities	153,874	149,526

	$176,040	171,697

All held to maturity securities at March 31, 2018 are residential mortgage-backed securities. Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

At March 31, 2018 and December 31, 2017, securities with a carrying value of approximately $131.6 million and $149.9 million, respectively, were pledged to secure public deposits.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements, continued

(2)	Investment Securities, continued

The following summarizes securities available for sale in an unrealized loss position by type and maturity as of March 31, 2018 and December 31, 2017 (in thousands):

	Less than 12 Months		More than 12 Months		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
March 31, 2018:
U.S. Government sponsored enterprises	$4,152	48	2,899	101	7,051	149
State and political subdivisions	363	—	1,041	22	1,404	22
Residential mortgage-backed securities	65,462	1,751	40,800	1,814	106,262	3,565
Collateralized mortgage obligations	2,192	6	4,317	197	6,509	203
Commercial mortgage-backed securities	6,802	200	11,826	673	18,628	873
Corporate debt securities	5,041	4	—	—	5,041	4

	$84,012	2,009	60,883	2,807	144,895	4,816

December 31, 2017:
U.S. Government sponsored enterprises	$4,186	14	2,935	65	7,121	79
State and political subdivisions	367	—	1,055	15	1,422	15
Residential mortgage-backed securities	68,471	387	43,496	895	111,967	1,282
Collateralized mortgage obligations	1,748	3	4,679	171	6,427	174
Commercial mortgage-backed securities	4,431	55	13,925	429	18,356	484

	$79,203	459	66,090	1,575	145,293	2,034

The following summarizes securities held to maturity in an unrealized loss position by type and maturity as of March 31, 2018 and December 31, 2017 (in thousands):

	Less than 12 Months		More than 12 Months		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
March 31, 2018:
Residential mortgage-backed securities	$35,204	1,067	13,163	718	48,367	1,785

	Less than 12 Months		More than 12 Months		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
December 31, 2017:
Residential mortgage-backed securities	$24,173	170	13,885	347	38,058	517

There were no sales of securities held to maturity during 2018 or 2017.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements, continued

(3)	Loans and Allowance for Loan Losses

Major classifications of loans at March 31, 2018 and December 31, 2017, are summarized as follows and are presented net of deferred loan fees and costs of $3.9 million and $3.7 million, respectively (in thousands):

	March 31, 2018	December 31, 2017
Real estate loans:
Construction and land development	$201,999	222,562
Single-family residential	257,163	253,735
Commercial	600,589	587,121
Multifamily and farmland	32,260	32,619

Total real estate loans	1,092,011	1,096,037
Commercial loans (not secured by real estate)	364,380	354,052
Consumer loans (not secured by real estate)	425,678	413,545
All other loans (not secured by real estate)	2,567	2,976

Total loans	1,884,636	1,866,610
Less allowance for loan losses	18,147	18,284

Total loans, net	$1,866,489	1,848,326

The Bank grants loans and extensions of credit to individuals and a variety of firms and corporations located primarily in the Atlanta, Georgia area. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate, the value of which is dependent upon the real estate market and the interest rate environment.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements, continued

(3)	Loans and Allowance for Loan Losses, continued

The following table presents an aging analysis of past due loans, including nonaccrual loans, by loan type, as of March 31, 2018 and December 31, 2017 (in thousands):

	Loans 30 -89 Days Past Due	Loans 90 or More Days Past Due	Total Past Due Loans	Total Current Loans	Total Loans	Accruing Loans 90 or More Days Past Due
March 31, 2018:
Construction and land development	$893	—	893	201,106	201,999	—
Single-family residential	1,583	1,078	2,661	254,502	257,163	—
Commercial	434	—	434	600,155	600,589	—
Multifamily and farmland	—	—	—	32,260	32,260	—
Commercial loans (not secured by real estate)	1,119	9,167	10,286	354,094	364,380	5,640
Consumer loans (not secured by real estate)	2,454	276	2,730	422,948	425,678	—
All other loans (not secured by real estate)	1	—	1	2,566	2,567	—

Total	$6,484	10,521	17,005	1,867,631	1,884,636	5,640

December 31, 2017:
Construction and land development	$9	12,756	12,765	209,797	222,562	—
Single-family residential	2,256	880	3,136	250,599	253,735	—
Commercial	626	344	970	586,151	587,121	—
Multifamily and farmland	—	—	—	32,619	32,619	—
Commercial loans (not secured by real estate)	733	4,768	5,501	348,551	354,052	—
Consumer loans (not secured by real estate)	2,181	271	2,452	411,093	413,545	—
All other loans (not secured by real estate)	4	—	4	2,972	2,976	—

Total	$5,809	19,019	24,828	1,841,782	1,866,610	—

The following tables present the Bank’s non-accrual loans as of March 31, 2018 and December 31, 2017 (in thousands):

	March 31, 2018	December 31, 2017
Construction and land development	$—	12,756
Single-family residential	1,519	1,671
Commercial	8,583	9,233
Multifamily and farmland	—	—
Commercial loans (not secured by real estate)	2,563	6,365
Consumer loans (not secured by real estate)	304	301
All other loans (not secured by real estate)	—	—

Total	$12,969	30,326

At each reporting period, the Bank determines which loans are impaired. Impaired loans are reviewed on a relationship basis. If one loan within a relationship is impaired, then the entire relationship is individually

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements, continued

(3)	Loans and Allowance for Loan Losses, continued

evaluated for impairment. Accordingly, the Bank’s impaired loans are reported at their estimated fair value on a non-recurring basis. An allowance for each impaired loan, which is generally collateral-dependent, is calculated based on the fair value of its collateral. The fair value of the collateral is based on appraisals, and management considers factors such as the assumptions and techniques utilized by the appraiser. If the recorded investment in the impaired loan exceeds the measure of fair value of the collateral, management will determine if a valuation allowance is recorded as a component of the allowance for loan losses or a charge off of the collateral deficiency is recorded. Management considers the factors of each relationship in making this determination.

The following table presents the Bank’s impaired loans, including nonaccrual loans and both nonaccrual and accruing TDRs, at March 31, 2018 and December 31, 2017 (in thousands):

	Unpaid Contractual Principal Balance	Recorded Investment with no Allowance	Recorded Investment with Allowance	Recorded Investment in Impaired Loans	Related Allowance	Average Outstanding Impaired Loans
March 31, 2018:
Construction and land development	$4	—	4	4	—	14,879
Single-family residential	2,188	1,124	1,008	2,132	74	2,363
Commercial	8,977	8,977	—	8,977	—	4,169
Multifamily and farmland	2,900	2,900	—	2,900	—	—
Commercial loans (not secured by real estate)	2,837	847	1,756	2,603	1,013	3,689
Consumer and all other loans (not secured by real estate)	455	—	321	321	32	319

	$17,361	13,848	3,089	16,937	1,119	25,419

December 31, 2017:
Construction and land development	$12,799	—	12,761	12,761	251	16,261
Single-family residential	2,346	1,341	948	2,290	70	3,177
Commercial	9,635	9,634	—	9,634	—	966
Multifamily and farmland	2,935	2,935	—	2,935	—	2,991
Commercial loans (not secured by real estate)	6,639	340	6,068	6,408	1,399	8,828
Consumer and all other loans (not secured by real estate)	457	7	312	319	31	205

	$34,811	14,257	20,088	34,347	1,751	32,428

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements, continued

(3)	Loans and Allowance for Loan Losses, continued

Changes in the allowance for loan losses for the three months ended March 31, 2018 and year ended December 31, 2017 were as follows (in thousands):

	Construction and Land Development	Single Family Residential	Real Estate Commercial	Multifamily and Farmland	Commercial Loans – not secured by Real Estate	Consumer and all other loans – not secured by Real Estate	Unallocated	Total
March 31, 2018:
Allowance for loan Losses
Beginning balance	$6,410	1,311	2,167	192	2,313	3,620	2,271	18,284
Provision for loan losses	(599)	140	514	2	459	1,090	(1,106)	500
Charge-offs	—	—	—	—	(503)	(2,454)	—	(2,957)
Recoveries	—	49	16	—	145	2,110	—	2,320

Ending balance	$5,811	1,500	2,697	194	2,414	4,366	1,165	18,147

Ending balance individually evaluated for impairment	$—	74	—	—	482	32	—	588
Ending balance collectively evaluated for impairment	5,811	1,426	2,697	194	1,932	4,334	1,165	17,559

	$5,811	1,500	2,697	194	2,414	4,366	1,165	18,147

Loans:
Ending balance: individually evaluated for impairment	$4	2,132	8,977	2,900	2,145	321	—	16,479
Ending balance: collectively evaluated for impairment	201,995	255,031	591,612	29,360	362,235	427,924	—	1,868,157

	$201,999	257,163	600,589	32,260	364,380	428,245	—	1,884,636

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements, continued

(3)	Loans and Allowance for Loan Losses, continued

	Construction and Land Development	Single Family Residential	Real Estate Commercial	Multifamily and Farmland	Commercial Loans – not secured by Real Estate	Consumer and all other loans – not secured by Real Estate	Unallocated	Total
December 31, 2017:
Allowance for loan Losses
Beginning balance	$9,355	2,087	2,015	275	4,082	2,149	29	19,992
Provision for loan losses	(2,948)	264	152	(22)	(286)	2,598	2,242	2,000
Charge-offs	(38)	(1,243)	—	(104)	(2,150)	(6,021)	—	(9,556)
Recoveries	41	203	—	43	667	4,894	—	5,848

Ending balance	$6,410	1,311	2,167	192	2,313	3,620	2,271	18,284

Ending balance individually evaluated for impairment	$251	70	—	—	503	31	—	855
Ending balance collectively evaluated for impairment	6,159	1,241	2,167	192	1,810	3,589	2,271	17,429

	$6,410	1,311	2,167	192	2,313	3,620	2,271	18,284

Loans:
Ending balance: individually evaluated for impairment	$12,761	2,077	9,635	2,935	1,638	319	—	26,365
Ending balance: collectively evaluated for impairment	209,801	251,658	577,486	29,684	352,414	416,202	—	1,837,245

	$222,562	253,735	587,121	32,619	354,052	416,521	—	1,866,610

At March 31, 2018 and December 31, 2017, TDR loans amounted to $4.7 million and $14.9 million, respectively, including $708,000 and $1.1 million in performing TDR loans. The terms of these loans have been renegotiated to provide a reduction in principal, interest rate, or change in repayment term as a result of the deteriorating financial position of the borrower.

(4)	Other Real Estate Owned

Major classifications of other real estate owned at March 31, 2018 and December 31, 2017 are summarized as follows (in thousands):

	March 31, 2018	December 31, 2017
Commercial	$8,798	—
Residential	447	323
Lots	5,937	7,669

Total other real estate owned	$15,182	7,992

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements, continued

(4)	Other Real Estate Owned, continued

The following is a summary of the changes in other real estate owned for the years ended March 31, 2018 and December 31, 2017 (in thousands):

	March 31, 2018	December 31, 2017
Balance at the beginning of the year	$7,992	13,554
Foreclosures	8,798	2,094
Capital Improvements	—	30
Cash sales	(454)	(7,674)
Financed sales	—	—
Loss on sales	(24)	(3,487)
Write-downs	(1,200)	—
Valuation Allowance	70	3,475

Balance at the end of the year	$15,182	7,992

(5)	Other Borrowings

At March 31, 2018 and December 31, 2017, the Bank had borrowings from the FHLB with monthly or quarterly interest payments. The FHLB borrowings are collateralized by FHLB stock and a blanket assignment on all non-held for sale residential first mortgage loans, home equity lines of credit, multi-family real estate loans and loans secured by commercial real estate that the Bank owns. At March 31, 2018 and December 31, 2017, the lendable collateral totaled approximately $289.8 million and $291.2 million on $372.1 million and $371.9 million of loans pledged, respectively. As additional collateral, the Bank may pledge securities to the FHLB. At March 31, 2018 and December 31, 2017, there were no securities pledged to the FHLB.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements, continued

(5)	Other Borrowings, continued

Borrowings from the FHLB consisted of the following (in thousands):

	March 31, 2018	December 31, 2017
Fixed Rate Hybrid Credit Advance with interest at 2.36% maturing July 11, 2018	$5,000	5,000
Fixed Rate Hybrid Credit Advance with interest at 2.05% maturing October 17, 2018	5,000	5,000
Callable Fixed Rate Credit Floater Advance with interest at 1.60% maturing September 29, 2022	—	50,000
Callable Fixed Rate Credit Floater Advance with interest at 1.60% maturing December 29, 2022	—	30,000
Fixed Rate Credit Advance with interest at 1.39% maturing January 10, 2018	—	40,000
Daily Rate Credit Advance with interest at 1.59% maturing April 27, 2018	—	55,000
Callable Fixed Rate Credit Floater Advance with interest at 1.98% maturing September 29, 2022	50,000	—
Callable Fixed Rate Credit Floater Advance with interest at 1.98% maturing December 29, 2022	30,000	—
Fixed Rate Credit Advance with interest at 1.69% maturing April 9, 2018	40,000	—
Daily Rate Credit Advance with interest at 1.92% maturing April 27, 2018	70,000	—

	$200,000	185,000

The Bank is required to purchase and hold certain amounts of FHLB stock to obtain FHLB borrowings. No ready market exists for the FHLB stock, and it has no quoted market value. The stock is redeemable at $100 per share subject to certain limitations set by the FHLB. The Bank owned FHLB stock amounting to approximately $10.7 million and $10.0 million at March 31, 2018 and December 31, 2017, respectively.

Brand Mortgage entered into agreements with Wells Fargo Bank and Customers Bank in 2015 for warehouse lines of credit for up to $60.0 million and $40.0 million, respectively. These lines of credit are secured by mortgage loans held for sale. The Wells Fargo line of credit included a floating interest rate of one-month LIBOR plus 265 basis points and matured on February 18, 2018. At March 31, 2018 and December 31, 2017, the balance on this line was $41.4 million and $41.8 million, respectively, with an interest rate of 4.24% and 4.12%, respectively. The Customers Bank line of credit included a floating interest rate of one-month LIBOR plus 300 basis points and matured on May 26, 2017.

(6)	Employee Benefit and Stock Plans

The Company and Brand Mortgage have profit sharing and 401(k) plans for the benefit of substantially all employees subject to certain minimum age and service requirements. Under the Company’s 401(k) plan, employee contributions were matched to a maximum of 4.00% of annual compensation for 2018 and 2017. Under the Brand Mortgage 401(k) plan, the amount matched by Brand Mortgage is discretionary, but generally ranges from 2.5% to 3.0% of employee deferral contributions. Total contributions for both plans for the three months ended March 31, 2018 and twelve months ended December 31, 2017 pursuant to these

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements, continued

(6)	Employee Benefit and Stock Plans, continued

formulas were approximately $318,000 and $1.0 million, respectively. The Company and Brand Mortgage reserve the right to make future contributions and/or matching payments at the sole discretion of the respective Boards of Directors.

(7)	Commitments and Contingencies

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The notional contract amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the counter party for commitments to extend credit and letters of credit written is represented by the contractual or notional amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it uses for underwriting on-balance sheet instruments. In most cases, collateral or other security is required to support financial instruments with a credit risk.

The following table summarizes, as of March 31, 2018 and December 31, 2017, the contract amount of off-balance sheet instruments (in thousands):

	March 31, 2018	December 31, 2017
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$324,409	291,506
Mortgage loan commitments	74,000	48,200
Financial and performance letters of credit	35,655	31,800

	$434,064	371,506

(8)	Fair Value

Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, the ASC Topic 820, Fair Value Measurements and Disclosures establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are utilized in the determination of fair value for instruments classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs for instruments classified within Level 3 of the hierarchy).

Fair Value Hierarchy

Level 1 —	Valuation is based upon quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 —	Valuation is based upon quoted prices for similar assets or liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements, continued

(8)	Fair Value, continued

Fair Value Hierarchy continued

Level 3 —	Valuation is generated from model-based techniques that use at least one significant assumption based on unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances in which the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following methods and assumptions were used by the Company in estimating the fair value of its significant financial instruments and other accounts recorded or disclosed based on their fair value:

Cash and Cash Equivalents

For cash, due from banks, interest-bearing deposits in banks and federal funds sold, the carrying amount approximates fair value.

Securities

Securities available for sale are recorded at fair value on a recurring basis. Securities held to maturity are recorded at amortized cost. For securities available for sale, as well as securities held to maturity, the fair value is determined by various valuation methodologies. Where quoted market prices are available in active markets, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Level 2 securities include certain U.S. agency bonds, collateralized mortgage and debt obligations, and certain municipal securities. The Level 2 fair value pricing is provided by an independent third party and is based upon similar securities in an active market.

Other Investments

FHLB and FRB stock is included in other investment securities at its original cost basis, as cost approximates fair value and there is no ready market for such investments.

Derivatives

Mortgage loan forward sale contracts are recorded at fair value as determined by an independent valuation firm that specializes in valuing mortgage related derivatives based on observable market assumptions with appropriate valuation adjustments for liquidity and credit risk for similar assets. The fair value of interest rate lock commitments classified as derivatives is based on interest rates observable in the market as well as the Company’s “pull-through” rate.

Mortgage Loans Held for Sale

Mortgage loans held for sale subject to a sales commitment are carried at the lower of aggregate cost or fair value. Mortgage loans held-for-sale not subject to a sales commitment are carried at fair value. The fair value of the loans sold on a mandatory basis is based on the current delivery prices in the secondary mortgage market as determined by an independent valuation firm that specializes in valuing mortgage loans. The fair value of the loans that will be sold on a best effort basis is based on historical sales of similar product loan pools and is calculated internally and evaluated monthly.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements, continued

(8)	Fair Value, continued

Other Loans Held for Sale

The Company’s other loans held for sale generally includes certain commercial loans. Loans are initially classified as held for sale when they are individually identified as being available for immediate sale and a formal plan exists to sell them. Other loans held for sale are recorded at the lower of cost or fair value. At March 31, 2018 and December 31, 2017, other loans held for sale consisted of commercial loans that were valued in a similar manner as described above for loans. The majority of the other loans held for sale were committed to sell at par value, and the remaining portion of the other loans held for sale were based on discounted collateral value, thus the carrying amount approximates the fair value.

Loans

The carrying amount of variable-rate loans that reprice frequently and have no significant change in credit risk approximates fair value. The fair value of fixed-rate loans is estimated based on discounted contractual cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The fair value of impaired loans is estimated based on discounted contractual cash flows or underlying collateral values, where applicable. A loan is determined to be impaired if the Company believes it is probable that all principal and interest amounts due according to the terms of the note will not be collected as scheduled. The fair value of impaired loans is determined in accordance with generally accepted accounting principles and generally results in a specific reserve established through a charge to the provision for loan losses.

Losses on impaired loans are charged to the allowance when management believes the collectability of a loan is confirmed. Management classifies all impaired loans carried at fair value as Level 3, since their valuations are based on either discounted cash flows or on underlying collateral values, as determined by appraisals, which are based in part on observable inputs, but which are not themselves observable inputs.

Other Real Estate Owned

The fair value of other real estate owned (“OREO”) is determined using certified appraisals that assign value to the property at its highest and best uses by applying traditional valuation methods common to the industry. The Company does not hold any OREO for profit purposes and all OREO is actively marketed for sale. In most cases, management has determined that additional valuation adjustments may be appropriate to reflect other market factors that may not be captured in the appraisal. Accordingly, appraisals as adjusted are not based on observable inputs, and management has determined that OREO should be classified as Level 3.

Cash Surrender Value of Bank Owned Life Insurance

The carrying value of these assets approximates fair value.

Mortgage Servicing Rights

Mortgage servicing rights are initially recorded at discounted estimated future cash flows and are then amortized over the assets expected life. Fair value is determined by an independent valuation firm that specializes in valuing mortgage servicing rights and is based on a variety of factors such as prepayment assumptions, spreads, delinquency rates, contractually specified servicing fees and costs for similar assets.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements, continued

(8)	Fair Value, continued

Deposits

The carrying amount of demand deposits, savings deposits and variable-rate certificates of deposits approximates fair value. The fair value of fixed-rate certificates of deposits is estimated based on discounted contractual cash flows using interest rates currently being offered for certificates of similar maturities.

Short-term Borrowings

The carrying amount of short-term borrowings approximates fair value.

Federal Home Loan Bank Advances

The carrying amount of variable rate advances approximates fair value. The fair value of fixed rate advances is estimated based on discounted contractual cash flows using the current incremental borrowing rates for similar type borrowing arrangements.

Junior Subordinated Debentures

The carrying amount of the Company’s variable rate trust preferred securities approximates fair value.

Commitments to Extend Credit

Commitments to extend credit and standby letters of credit are generally short-term and made using variable rates. The estimated fair value of these instruments is immaterial.

Subordinated Notes

The carrying amount of the Company’s subordinated fixed rate notes are estimated based on discounted contractual cash flows using the current incremental borrowings rates for similar type borrowing arrangements.

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements, continued

(8)	Fair Value, continued

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The table below presents the Company’s assets and liabilities measured at fair value on a recurring basis as of March 31, 2018 and December 31, 2017, aggregated by the level in the fair value hierarchy within which those measurements fall (in thousands).

	Level 1	Level 2	Level 3	Total
March 31, 2018:
Securities available for sale:
U.S. Government sponsored enterprises	$—	7,051	—	7,051
State and political subdivisions	—	2,982	—	2,982
Residential mortgage-backed securities	—	115,098	—	115,098
Collateralized mortgage obligations	—	11,777	—	11,777
Commercial mortgage-backed securities	—	22,651	—	22,651
Corporate debt securities	—	12,138	—	12,138
Mortgage loans held for sale	—	28,500	—	28,500
Derivative asset	—	1,940	—	1,940

December 31, 2017:
Securities available for sale:
U.S. Government sponsored enterprises	$—	7,121	—	7,121
State and political subdivisions	—	3,024	—	3,024
Residential mortgage-backed securities	—	123,870	—	123,870
Collateralized mortgage obligations	—	12,986	—	12,986
Commercial mortgage-backed securities	—	23,356	—	23,356
Corporate debt securities	—	12,224	—	12,224
Mortgage loans held for sale	—	45,197	—	45,197
Derivative asset	—	1,133	—	1,133

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The table below presents the Company’s assets and liabilities measured at fair value on a nonrecurring basis as of March 31, 2018 and December 31, 2017, aggregated by the level in the fair value hierarchy within which those measurements fall (in thousands):

	Level 1	Level 2	Level 3	Total
March 31, 2018:
Impaired loans	$—	—	18,056	18,056
Other real estate owned	—	—	15,182	15,182

Total	$—	—	33,238	33,238

December 31, 2017:
Impaired loans	$—	—	28,510	28,510
Other real estate owned	—	—	7,992	7,992

Total	$—	—	36,502	36,502

BRAND GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements, continued

(8)	Fair Value, continued

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis, continued

The carrying amount and estimated fair value of the Company’s financial instruments at March 31, 2018 and December 31, 2017, not shown elsewhere in these financial statements are as follows (in thousands):

	March 31, 2018		December 31, 2017
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Securities held to maturity	$51,951	50,179	53,333	53,003
Mortgage loans held for sale	37,667	38,606	49,066	50,448
Other loans held for sale	21,724	21,724	21,763	21,763
Loans, net	1,866,489	1,801,010	1,848,326	1,796,976
Mortgage servicing rights	883	1,177	646	867
Cash surrender value of Bank owned life insurance	44,976	44,976	44,436	44,436
Liabilities:
Deposits	$1,917,828	1,921,255	1,908,725	1,912,436
Short-term borrowings	41,432	41,432	41,795	41,795
Federal Home Loan Bank advances	200,000	199,941	185,000	184,839
Junior subordinated debentures	23,713	23,713	23,713	23,713
Subordinated notes	30,000	29,649	30,000	30,339

(9)	Subsequent Events

On March 28, 2018, the Company entered into a Definitive Agreement (“Agreement”) with Renasant Corporation (“Renasant”) whereby Renasant will acquire the Company and the Bank. Under the terms of the Agreement, Brand shareholders will receive 32.87 shares of Renasant common stock and $77.50 in cash for each share of Brand common stock. Additionally, Renasant will pay certain other costs associated with the transaction including amounts for outstanding stock options in the Company. The Agreement also contemplates disposal of certain classified assets of the Company and the divestiture of Brand Mortgage. The Agreement is subject to the approval by shareholders of the Company and certain regulatory authorities. Management expects the transaction to close during the third quarter of 2018.

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